Form 20-F
period 2018-06-30
Dogness (International) Corp
filed 2018-10-30
CIK 1707303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

For the transition period from                        to

Commission file number 001-38304

Dogness (International) Corporation
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Tongsha Industrial Estate, East District
Dongguan, Guangdong 523217
People’s Republic of China
(Address of principal executive offices)

Dr. Yunhao Chen, Chief Financial Officer
Telephone: +86 138 2921 4680
chenyunhao@dognesspet.com
Tongsha Industrial Estate, East District
Dongguan, Guangdong 523217
People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.002 par value per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,838,635 Class A Common Shares (not including 480,000 Class A Common Shares underlying options granted to management, of which 150,000 options have vested as of the date of this report) and 9,069,000 Class B Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

Table of Contents

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

ii

Part I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.

Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.

Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the two years ended June 30, 2017 and 2018 and the consolidated balance sheet data as of June 30, 2017 and 2018 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended June 30, 2016 have been derived from our audited consolidated balance sheet as of June 30, 2016, which is not included in this annual report. The selected consolidated statements of operations data for the year ended June 30, 2015 and the selected consolidated balance sheet data as of ended June 30, 2015 have been derived from our audited consolidated financial statements for the years ended June 30, 2015, which are not included in this annual report. Selected financial data for the year ended June 30, 2014 is not provided because such information cannot be provided (including on a restated basis) without unreasonable effort or expense. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For Fiscal Year Ended June 30, 2018	For Fiscal Year Ended June 30, 2017	For Fiscal Year Ended June 30, 2016	For Fiscal Year Ended June 30, 2015
	US$ (audited)	US$ (audited)	US$ (audited)	US$ (audited)
Statement of operation data:
Revenues	$ 30,135,295	$ 21,172,091	$ 16,094,892	$ 15,472,575
Gross profit	12,134,587	8,334,872	5,558,734	5,634,584
Operating expenses	6,193,363	2,525,454	1,915,376	1,472,165
Income from operations	5,941,224	5,809,418	3,643,358	4,162,419
Other non-operating expenses, net	(412,144)	79,543	446,893	(326,246)
Provision for income taxes	925,372	943,197	606,810	10,337
Net income	$ 4,603,708	$ 4,945,764	$ 3,483,441	$ 3,825,836
Earnings per share, basic and diluted	$ 0.22	$ 0.33	$ 0.23	$ 0.26
Weighted average Ordinary Shares outstanding	20,800,670	15,000,000	15,000,000	15,000,000

Balance sheet data
Current assets	$ 46,219,137	$ 8,669,463	$ 6,990,693	$ 8,445,984
Total assets	69,582,690	17,518,060	13,256,741	14,694,592
Current liabilities	8,843,158	10,160,919	8,173,074	12,868,544
Total liabilities	8,843,158	10,160,919	8,173,074	12,868,544
Total equity	$ 60,739,532	$ 7,357,141	$ 5,083,667	$ 1,826,048

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	June 30, 2018	June 30, 2017	June 30, 2016
Year-end spot rate	US$1=RMB 6.6181	US$1=RMB 6.7780	US$1=RMB 6.6434
Average rate	US$1=RMB 6.5020	US$1=RMB 6.8118	US$1=RMB 6.4416

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018 (through October 29, 2018)
April	6.3313	6.2988	6.3362	6.2750
May	6.4089	6.3710	6.4211	6.3350
June	6.6198	6.4642	6.6207	6.3910
July	6.8195	6.7153	6.8195	6.6193
August	6.8334	6.8462	6.9167	6.8066
September	6.8683	6.8545	6.8823	6.8261
October (through October 29, 2018)	6.9562	6.9140	6.9562	6.8683

As of October 24, 2018, the exchange rate is RMB 6.9562 to $1.00.

B. Capitalization and Indebtedness

Not applicable by 20-F as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not applicable by 20-F as an annual report.

D. Risk Factors

Before you decide to purchase our Class A Common Shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this report, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Class A Common Shares could decline, perhaps significantly.

Please also read carefully the section below entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

If our largest customers reduce their orders with us, such revenues would be very difficult to replace.

Although we have also sold our products through distributors and trading companies, some of our largest customers are PetSmart, Petco and Pet Valu, which are by far the largest pet specialty chains in the United States. These three chains have more than 750 stores each; the fourth largest pet specialty store has less than half that number. There is not another brick-and-mortar customer that presents the opportunity that these customers present to us. As a result, if we were to lose these accounts or if these customers purchased less of our products in the future, it would be difficult to replace those lost revenues.

Our smart products have only recently entered distribution.

While we are optimistic that our smart products such as collars, harnesses, feeders and robots will be an important product for our company in the future, we only recently begun to sell them and thus do not know whether they will prove popular with consumers. We have exhibited these products at expos in multiple countries and have begun to receive orders, but our revenues for all smart products was less than $60,000 during the year ended June 30, 2018. As a result, we do not have an accurate gauge of how well accepted they will be by consumers. If consumers do not appreciate our smart products, we may not sell enough products to grow our market share in this new industry.

Our wearable products are not as well-known as those of our competitors.

There are a variety of competitors providing smart collars for dogs and cats that are more well-known than our product. We are aware of more than a dozen competitors to our C2 and H2 products, some of which have been on the market for several years. Because smart collars are still a relatively new industry, we do not believe that there is a single leader. Nevertheless, we face competition from more well-known products like the Whistle GPS Pet Tracker, as well as products from more well-established, better capitalized companies in the United States such as Garmin, which produces the Delta Smart Dog Tracker. If we are unable to achieve recognition for our technology or if consumers opt to use products from companies they recognize more than our company, our smart collar and harness products may not be well accepted.

Our smart collars rely on third-party cellular telephone companies and application developers for functionality.

One of the features of our smart collars is the ability to communicate between the owner’s cell phone and the collar, even when the two are too far away to communicate directly. We achieve this by having a SIM card in the smart collar so that, so long as the collar has a cell phone signal, it will communicate with the telephone. We cooperate with cell phone companies in our target markets to provide cellular service to these SIM cards. In the United States, our smart collars are expected to use T-Mobile’s network. If this cooperation were to end or if the cellular service we receive is not reliable or more expensive than we anticipate, the market for our products could be harmed.

In addition, the Dogness smartphone app on which our smart collars rely has been developed by and is maintained and operated by a third party. We do not own this application but instead cooperate with Hangsheng Duonisi, an unrelated party to make the software available to end-users. If Hangsheng Duonisi were to stop supporting the application or impair its functionality, our C2 and H2 smart collars and harnesses could become unusable or have decreased value to end users.

To the extent we were unable to cooperate with such third parties in the future, we would need to locate and cooperate with other service providers, and we cannot guarantee that we would be able to do so under terms that are satisfactory to us, if at all.

Our software platform may not interface with applications consumers want to be integrated.

In the connected home, consumers are increasingly aware of the interconnection among applications and devices, such as speakers that can turn on lights or adjust the temperature. Some customers purchase products based on how they will interact with other services and products that the customers already use. If we are unable to anticipate and accommodate these desires, customers may choose other products that do interact with their preferred services. Although we may incorporate such functionality in future generations of our products, none of our current products integrate into Apple’s, Google’s or Amazon’s smart home platforms.

We are also dependent on third party application stores that may prevent us from timely updating our current products or uploading new products. In addition, our products interoperate with servers, mobile devices and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We therefore depend on the interoperability of our products with such third-party services, mobile devices and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies and protocols that we do not control. Any changes in such technologies that degrade the functionality of our products or give preferential treatment to competitive services could adversely affect adoption and usage of our platform. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in developing products that operate effectively with a range of operating systems, networks, devices, browsers, protocols and standards. In addition, we may face different fraud, security and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, or if it is difficult for our customers to access and use our platform, our business, results of operations and financial condition may be harmed.

Our online platform may not be attractive to third party vendors.

We are currently developing an online platform that will allow pet owners to purchase products from vendors that advertise and sell their products through our application. While we are hopeful that we will be able to develop a product that is appealing to vendors, we have not yet developed the product and do not have any commitments from any vendors to make use of the platform. Because our ultimate success in making this platform a vibrant social and shopping site depends on pet owners making use of it, is impossible to foresee whether the platform will be successful in attracting vendors and pet owners.

Because our smart collar business anticipates revenue from customer subscriptions, downturns or upturns in sales of our smart collars will not immediately be reflected in our results of operations.

While we have not yet begun to sell our C2 and H2 smart collars widely, we plan to sell the product itself and then encourage customers to subscribe for service for a monthly fee that will cover the cost of cellular service and our software platform. When this happens, we will recognize recurring subscriptions revenue monthly over the term of the relevant period, so the purchase of a smart collar today may result in revenue in future accounting periods. Consequently, a decline in new or renewed recurring subscriptions in any one quarter will not be fully reflected in revenue in that quarter, but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed subscriptions will not be reflected in full in our results of operations until future periods.

Moreover, we have not determined the terms of revenue sharing between our company and Hangsheng Duonisi, which will receive payment for subscriptions using the Dogness smartphone app, so it is unclear at present how much revenue to anticipate from such subscriptions or whether such revenue sharing terms as we may initially implement will continue in the future.

Price increases in raw materials and sourced products could harm the Company’s financial results.

Our primary raw materials are plastic, leather, nylon, polyester, chemical fiber blended fabric, metal, GPPS and HIPS, most of which are extracted from crude oil. These raw materials are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our continued ability to reduce our exposure to increases in those costs through a variety of programs, including sales price adjustments based on adjustments in such raw material costs, while maintaining and improving margins and market share. We also rely on third-party manufacturers as a source for a minor portion of components for our products. These manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Raw material and sourced product price increases may more than offset our productivity gains and price increases and may adversely impact our financial results.

Our plan to vertically integrate our production may not provide the benefits we foresee.

Over the last several years, we have increasingly produced our products in-house. We have made this strategic decision because of our belief that it will facilitate our control over the costs of components in our products. The price of components is extremely important where the per-unit sales price is as low as it is in our industry. Thus, we believe it is important to control costs as much as possible.

That being said, when we produce components in-house that we previously purchased from a third-party supplier, we may not benefit from the economies of scale that a dedicated third-party supplier could see. Moreover, we invest in infrastructure for such production, such as buying machines and leasing additional facility space; in the event new technology is developed to produce components of our products more cheaply than we can with our existing infrastructure, we could find that our operating results are negatively impacted, compared with what we would see if we were purchasing from third parties. In such case, our products could be more expensive than those of our competitors that purchase from third-party suppliers, which could make our products less attractive to customers.

Our reliance on third party logistics providers may put us at risk of service failures for our customers.

We rely on third parties to ship our products from China to our customers. We compete based on price, quality and reliability, so a failure to deliver our products on time to our large customers could harm our reputation. To the extent we are unable to meet their demand for products or do not deliver products on time, we stand a substantial risk of losing key accounts. Because we rely on third parties for logistics services, we may be unable to avoid supply chain failures, even if we are able to meet our manufacturing obligations to customers.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 57 patents and 25 trademarks in China and 12 patents and ten trademarks outside China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). This intellectual property has allowed our products to earn market share in the pet products industry.

While we own most of our patents directly or through one of our subsidiaries, there are seven patents that are owned by our Chief Executive Officer, which we use by exclusive license. If our Chief Executive Officer breaches this license, we could be required to sue to enforce our rights under the license.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Some of our patents, particularly utility mode and design patents, have only 10 years of protection and will end in the near future. Once these patents expire, our products may lose some market share if they are copied by our competitors. Then, our business revenue might suffer some loss as well.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

Our Chinese patents and registered marks may not be protected outside of China due to territorial limitations on enforceability.

In general, patent and trademark rights have territorial limitations in law and are valid only within the countries in which they are registered.

At present, Chinese enterprises may register their trademarks overseas through two methods. One is to file an application for trademark registration in each single country or region in which protection is desired, while the other is to apply via the Madrid system for international trademark registration. By the second way, under the provisions of the Madrid Agreement concerning the International Registration of Marks (the “Madrid Agreement”) or the Protocol Relating to the Madrid Agreement concerning the International Registration of Marks (the “Madrid Protocol”), applicants may designate their marks in one or more member countries via the Madrid system for international registration.

As of the date of the filing, we have registered 25 trademarks in China. We have also registered our key trademarks in Japan, Australia, Korea, Hong Kong, Taiwan and the United States.

Similar with trademarks, Chinese enterprises may also register their patents overseas through two methods. One is to file an application for patent registration in each single country or region, and the other is to file international application with the China Intellectual Property Office or the International Bureau of World Intellectual Property Organization under the Patent Cooperation Treaty. However, such international application may relate to invention or utility model patents, but does not include industrial design patents.

Currently, most of our patents and trademarks are registered in China. If we do not register them in other jurisdictions, they may not be protected outside of China. As a result, our business and competitive position could be harmed.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to patents in our industry involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•

pay damage awards;

•

seek licenses from third parties;

•

pay ongoing royalties;

•

redesign our branded products; or

•

be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

Outstanding bank loans may reduce our available funds.

We had approximately $4.8 million in outstanding bank loans as of June 30, 2018, of which we repaid and renewed approximately $3.0 million in July 2018 with a new maturity date of August 13, 2019. The remaining $1.8 million bank loan is due in January 2019. The loans are held at two banks and are secured by some of our land and property in China as the collateral for the debt and are guaranteed by certain related parties, including our Chief Executive Officer and his family, and such individuals’ property. While we believe we have sufficient capital resources to repay these bank loans with support from Mr. Silong Chen, our Chief Executive Officer, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

While we do not believe they will impact our liquidity, the terms of the debt agreements impose significant operating and financial restrictions on us. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including but not limited to: incurring or guaranteeing additional indebtedness; transferring or selling assets currently held by us; and transferring ownership interests in certain of our subsidiaries. The failure to comply with any of these covenants could cause a default under our other debt agreements. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on favorable terms, if any.

If the village cooperative from which we rent our factory in Dongguan fails to provide ownership certificates or construction approvals on demand, our ability to use our facilities may be impaired.

We lease our production facility from Dongguan Dongcheng District Tongsha Huanggongkeng Co-op (“Huanggongkeng”). We understand that, as is not uncommon in our area, Huanggongkeng did not obtain prior government approval before constructing the facilities and thus may be unable to provide evidence of government approval. If the local authority were to request proof of such approval, operations at our facility could be interrupted until Huanggongkeng was able to provide evidence of such approvals. If Huanggongkeng were unable to rectify this issue, we could find our operations halted indefinitely.

If the value of our property decreases, we may not be able to refinance our current debt.

All of our current debt is secured by either mortgages on real and other business property or guarantees by some of our shareholders. If the value of our real property decreases, we may find that banks are unwilling to loan money to us secured by our business property. A drop in property value could also prevent us from being able to refinance that loan when it becomes due on acceptable terms or at all.

Our new facilities in Zhangzhou and Dallas may be more expensive than anticipated to complete.

In March 2018, we purchased (a) an office building of 6,373 square feet $1.37 million in Dallas, Texas and (b) all of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”), for a total cash consideration of approximately $10.7 million. Because Meijia had no substantial operations and its property consisted of a land use right and factory and office buildings, we accounted for the acquisition as a purchase of assets. We plan to develop the property in Dallas as the office, quality control and testing area for Dogness Group and the property in Zhangzhou as a production facility. We may find in the course of development that construction costs come in above budget, that we exceed projected timelines, and that we face other challenges and inconveniences that make our development plans less successful than we expect. If these were to occur, we could find the costs and effort of development distract our management from our business development strategies and that our financial results are negatively affected as a result.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•

limit our ability to pay dividends or require us to seek consent for the payment of dividends;

•

increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•

limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally retail pet specialty stores and mass merchandisers. For the year ended June 30, 2018, sales to our three largest customers accounted for 46.3%% of the Company’s total revenue. For the year ended June 30, 2017, sales to our three largest customers amounted in the aggregate to approximately 48% of our total revenue. For the year ended June 30, 2016, sales to our three largest customers amounted in the aggregate to approximately 43% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. During the years ended June 30, 2018, 2017 and 2016, we had two, three and three customers that accounted for 10% or more of our revenues.

Our bank accounts are not fully insured or protected against loss.

We maintain our cash with various banks and trust companies located in mainland China. Our cash accounts in the PRC are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chief Executive Officer, Mr. Silong Chen.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key person life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense, and the pool of suitable candidates is limited. We may be unable to quickly locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

In our efforts to develop new products, we compete for qualified personnel with technology companies and research institutions. Although we have our own research and development team, we also rely heavily on our cooperation with another software development company, which has been helping us develop our high-tech products. This relationship has become an important part of our company’s business development. If this relationship becomes unstable or is terminated in the future, we may be unable to meet our business and financial goals.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes increasing market penetration of our existing products, developing new products and increasing the number and size of customers we serve. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•

continued enhancement of our research and development capabilities;

•

stringent cost controls and sufficient liquidity;

•

strengthening of financial and management controls;

•

increased marketing, sales and support activities; and

•

hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Because we rely on Hong Kong entities to fulfill orders from many of our customers, we may be exposed to claims of value-added tax underreporting.

Many of our international customers order our products by placing an order with HK Jiasheng or HK Dogness, our Hong Kong subsidiaries. These subsidiaries then procure the products from our mainland China operating companies. When these products are sold from our China operating company to our Hong Kong trading company, the price paid is set at what we believe to be a fair value. Further, we have informed the applicable tax bureaus of the pricing of products. Nevertheless, the tax bureau in the future may claim that we have engaged in transfer pricing to avoid payment of value-added tax (“VAT”) because the price our Hong Kong subsidiary charges to the customer may be higher than the price our China subsidiary charges to our Hong Kong subsidiary. Under PRC law, the VAT is refundable on export, so we believe there is limited risk in the event that we were called upon to pay VAT on such transfers from China to Hong Kong, but a failure to report proper VAT payable could expose us to penalties and interest for failing to pay it on time.

We may be subject to penalties under relevant PRC laws and regulations due to failure to make full social security and housing fund contributions for some of our employees.

In the past, contributions by some of our PRC subsidiaries for some of their employees to the social security and housing funds may not have been in compliance with relevant PRC regulations. Pursuant to the Regulation on the Administration of Housing Accumulation Funds, as amended in 2002, the relevant housing fund authority may order an enterprise to pay outstanding contributions within a prescribed time limit. Pursuant to the PRC Social Insurance Law promulgated in 2010, the social security authority may order an enterprise to pay the outstanding contributions within a prescribed time limit, and may impose penalties if there is a failure to do so. To the extent the relevant authorities determine we have underpaid, some of our PRC subsidiaries may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security housing funds.

Risks Related to Doing Business in China

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers. Although we currently sell our products FOB Shenzhen and thus complete our sales outside the United States, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008 and was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Moreover, although our Chinese subsidiaries have been actively complying with China’s Labor Contract Law, some of our employees have voluntarily requested that we not provide social welfare packages to them because they do not want their salaries and bonus to be deducted proportionally as required by law. These employees are mostly migrant laborers and historically have very high turnover rates. Thus, some of our Chinese subsidiaries’ practices do not strictly comply with Labor Contract Law, even though these practices are very common and popular in many labor-intensive companies of China. Although the aggregate amount we pay these employees as salary exceeds the amount (including social welfare payment) we would be required to pay under applicable minimum wage laws, if a regulatory agency determined that this practice violated the Labor Contract Law, we may be required to pay additional compensation to affected employees.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notification 82 Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of De Facto Management Bodies (“Notification 82”) further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notification 82 , an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if  (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders.

While some of our businesses are conducted in Hong Kong, Dogness International Corporate does have a PRC individual as our primary controlling shareholder. Although Notification 82 did not mention offshore companies incorporated by Chinese individuals, Notification 82 did mention that the facts-oriented recognition is more important than format in the case of recognizing de facto management. Therefore, it is highly likely that we will be classified as a Chinese-controlled offshore incorporated enterprise within the meaning of Notification 82, so we believe Notification 82 will likely apply to us.

As for our Hong Kong businesses, we do not believe that we meet some of the conditions outlined. As trading companies, the key assets and records of HK Jiasheng and HK Dogness including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. Accordingly, we believe that HK Jiasheng and HK Dogness should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Notification 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We may be subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although China claims that the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially most of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the British Virgin Islands, and we operate our core businesses through our subsidiaries in the PRC and Hong Kong. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from the PRC Subsidiaries. If the PRC Subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of the PRC Subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of the PRC Subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

The PRC Subsidiaries hold certain assets that are important to our business operations. If any of the PRC Subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of the PRC Subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Our subsidiaries’ financial statements are prepared under different accounting standards than our consolidated financial statements.

We prepare the financial statements for each of our subsidiaries that are PRC legal entities in accordance with the requirements of generally accepted accounting principles in China, or PRC GAAP. These financial statements drive how we calculate the taxes payable for operations of these subsidiaries. By contrast, we prepare the consolidated financial statements for Dogness in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The process of consolidating the financial statements and changing from PRC GAAP to U.S. GAAP requires us to make certain adjustments on consolidation. This can result in some discrepancies between the financial statements used to prepare our tax filings in China and the financial statements audited by our independent registered accounting firm and subsequently filed with the SEC. To the extent the discrepancies between PRC GAAP and U.S. GAAP are material, we could find, for example, that a PRC subsidiary shows taxable income for which payment of taxes is due, while our U.S. GAAP-audited financial statements show taxable loss.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from any securities offering in the United States into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Common Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Since our major operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Part of our business is located in Hong Kong, but major operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct most of our business through our subsidiaries in Hong Kong and Mainland China. Our operations in Mainland China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value. Even so, there is still high uncertainties regarding the application of law toward foreign investments.

Basically, since 1979 when China started its reform and opening policy, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, the interpretation and enforcement of these laws and regulations involve uncertainties due to its ruling party’s political influence. As a result, laws and regulations may vary from time to time and especially some may be subject to political interpretation. So, this uncertainty may bring about laws and regulations changing toward unfavorable to foreign investment, which we do not at present.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our shares could be rendered worthless.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the Notice on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Notice 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to material change of capitalization or structure of the PRC resident itself  (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).

Of our current shareholders, five are individual Chinese residents to whom Notice 37 applies. The remaining shareholders are enterprises and Hong Kong residents, to whom Notice 37 does not apply; provided, however, that to the extent the shareholders of such enterprises are themselves Chinese residents, Notice 37 would apply to such individuals. As of the date of this report, none of the shareholders who are Chinese residents who hold such shares directly or through a Hong Kong enterprise has submitted registration under Notice 37. Although such individuals have promised to complete registration at the time they pay the company’s capital contribution prior to completion of this offering, there can be no assurance such registration will be completed in a timely manner.

We have requested PRC residents whom we know hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under Notice 37 and other related rules. However, we cannot assure you that the registration will be duly and timely completed with the local SAFE branch or qualified banks. In addition, we may not be informed of the identities of all of the PRC residents holding direct or indirect interests in our company. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident stockholders may subject such stockholders to fines or other liabilities.

Other than Notice 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the ‘‘Individual Foreign Exchange Rules’’). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident stockholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

China’s proposed foreign investment law may impose new burdens on our company.

On January 19, 2015, MOFCOM released the draft Foreign Investment Law for public comment (the “Draft FI Law”). The Draft FI Law proposed fundamental changes to the existing foreign investment legal regime in China. If implemented in its current status, the Draft FI Law, once effective, will require the PRC Subsidiaries to submit an annual report to the foreign investment authority. The information required by the annual report may be extensive and burdensome, such as the foreign invested company’s main products, import and export, employment, financial status, transactions with our affiliates and material disputes. If we fail to make such reporting timely or if there is any concealment in such reporting, we may be subject to fines or other regulatory sanctions.

Chinese economic growth slowdown may harm our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industry. Our business operations in China mainly rely on pet products, which are influenced by economic growth slowdown. Therefore, if China’s economic growth continues to slow down, then our products will be adversely affected due to the slow expansion or shrinkage of the pet products industry.

Land-use rights policy may cause significantly adverse effect to our operation.

China has very conservative land ownership and land use policy. All the lands in China belong either to the nation or collective units. Although we have purchased the land use right for a new factory in Fujian with our acquisition of Meijia, that factory is not yet in operation. Our PRC entities’ current office and factory buildings are leased from the local village, which is a collective unit and legal owner of the land acknowledged by the local government. However, under PRC laws obtaining the land use rights is not easy and there is no guarantee that we will successfully obtain a piece of ideal land even if we have enough capital. So, if we are unable to obtain the land use rights in a timely manner, or even if we do obtain a piece of land in time, but the location is not convenient for our business, our development may be unstable and our business operations and plans will be adversely affected.

If we were to lose our certification as a National High Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

In October 2015, Dongguan Jiasheng was approved as a National High Tech Enterprise. This certification entitles Dongguan Jiasheng to favorable tax rates of 15%, rather than the unified rate of 25% that Dongguan Jiasheng would pay if it was not so certified. For the years ended June 30, 2018, 2017 and 2016, the total taxes payable by Dongguan Jiasheng would have increased by $545,805, $552,132 and $386,102, respectively if Dongguan Jiasheng was not certified as a National High Tech Enterprise. In the event Dongguan Jiasheng were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

Risks Related to Our Corporate Structure and Operation

Our dual class structure concentrate a majority of voting power in our Chief Executive Officer, who is the only owner of our Class B Common Shares.

Our Class B Common Shares have three votes per share, and our Class A Common Shares have one vote per share. Our directors, executive officers, and their affiliates, hold in the aggregate approximately 61.8% of the voting power of our capital stock. Because of the three-to-one voting ratio between our Class B and Class A Common Shares, the holder of our Class B Common Shares collectively control a majority of the combined voting power of our Common Shares and therefore is able to control all matters submitted to our shareholders for approval. The sole owner of such Class B Common Shares is our Chief Executive Officer, Mr. Silong Chen, who owns 9,069,000 Class B Common Shares through Fine victory holding company Limited. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

Future transfers by holders of Class B Common Shares will generally result in those shares converting to Class A Common Shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B Common Shares to Class A Common Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Common Shares who retain their shares in the long term.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a newly public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules and regulations implemented by the SEC and the Nasdaq Global Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized foreign private issuers. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Common Shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company in the United States, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we are exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Class A Common Shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. Our Board of Directors could make such a decision to depart from such requirements by ordinary resolution.

The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on the management of our company might decrease as a result. In addition, we could opt to follow British Virgin Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. For a description of the material corporate governance differences between the Nasdaq requirements and British Virgin Islands law, see “Description of Share Capital — Differences in Corporate Law”.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance, including export transportation, product liability and account receivable insurance, to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. For example, our subsidiaries do not have coverage of business interruption insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. For the scope of coverage of our insurance, see “BUSINESS — Our Insurance Coverage”.

Risks Related to Ownership of Our Class A Common Shares

We are an “emerging growth company,” and we cannot be certain whether the reduced reporting requirements applicable to emerging growth companies will make our Class A Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues reach $1.07 billion, if we issue $1.07 billion or more in non-convertible debt in a three year period, or if the market value of our Class A Common Shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our Class A Common Shares less attractive because we may rely on these exemptions. If some investors find our Class A Common Shares less attractive as a result, there may be a less active trading market for our Class A Common Shares and our share price may be more volatile. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our Class A Common Shares. We cannot predict if investors will find our Class A Common Shares less attractive because we plan to rely on this exemption. If some investors find our Class A Common Shares less attractive as a result, there may be a less active trading market for our Class A Common Shares and our share price may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Common Shares may decline.

Prior to our initial public offering in 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2017 and 2018, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. One material weakness identified relates to a lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures, including engaging retaining a Chief Financial Officer who holds a a Ph.D in accounting and an active CPA license in the United States and hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report on Form 20-F to be filed in 2019, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team has limited experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team has limited experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of our initial public offering, we mainly operated our businesses as a private company in the PRC. As a result of our IPO, our company became subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on the Nasdaq Global Market, we are also required to file semi-annual financial statements.

We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of our initial public offering.

As a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Class A Common Shares may be volatile or may decline regardless of our operating performance.

If you purchase our Class A Common Shares, you may not be able to resell those shares at or above the your purchase price. The market price of our Class A Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•

actual or anticipated fluctuations in our revenue and other operating results;

•

the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•

announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•

price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•

lawsuits threatened or filed against us; and

•

other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Common Shares if the market price of our Class A Common Shares increases.

There may not be an active, liquid trading market for our Class A Common Shares.

Prior to our initial public offering, there was no public market for our Class A Common Shares. An active trading market for our Class A Common Shares may not be sustained. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the underwriters based upon a number of factors which are described in the “Plan of Distribution” section. The initial public offering price may not be indicative of prices that will prevail in the trading market.

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

Most of our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and much of the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Articles and Memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Our board of directors may decline to register transfers of Class A Common Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Class A Common Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

Although our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our Board of Directors for consideration of inclusion in a proxy statement. Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-half of the total issued voting power of our company. In the event we do not have quorum at the time set for the meeting, we are required to adjourn the meeting until the following week, at which time quorum will be satisfied if shares representing at least one-third of the total issued voting power of our company are present in person or by proxy. Because our Class A Common Shares are entitled to one (1) vote and our Class B Common Shares are entitled to three (3) votes, the presence of holders of the Class B Common Shares will have a significant impact on whether any meeting of shareholders has quorum.

Item 4.

Information on the Company

A. History and Development of the Company

Dogness (International) Corporation (“Dogness”) was incorporated as a British Virgin Islands company limited by shares under the BVI Business Companies Act, 2004, on July 11, 2016. Dogness has an indefinite term. Dogness was established to operate principally as a holding company. Dogness and its subsidiaries (collectively the “Company”) are principally engaged in the design and manufacture of pet products, including leashes and smart products, and lanyards in the People’s Republic of China (“PRC” or “China”). Most products are exported to the U.S. and Europe and sold to pet stores, including major pet store chains. The share capital of Dogness is US$200,000, divided into 100,000,000 Common Shares of par value US$0.002 each. In connection with the formation of Dogness, 15,000,000 Common Shares were issued to Silong Chen, Dogness’ founder and Chief Executive Officer.

Mr. Silong Chen, the founding shareholder of the Company, sold 5,931,000 of his Common Shares to a total of nine (9) unrelated private investors for aggregated proceeds of  $18,843,000, at a weighted average price of  $3.18 per share. After the sale, Mr. Silong Chen, the founding shareholder of the Company owned 60.46% equity interest of the Company.

After such Common Shares were sold, the shareholders unanimously agreed to establish two classes of Common Shares: (a) 90,931,000 authorized Class A Common shares, of which 5,931,000 Class A Common Shares are issued and outstanding, (b) 9,069,000 authorized Class B Common Shares, all of which are issued and outstanding. Mr. Chen, through Fine victory holding company Limited, is the only holder of Class B Common Shares.

Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”) was incorporated in Hong Kong on March 10, 2009 as a private company limited by shares. In a private company limited by shares — which is the most common way to establish a limited company in Hong Kong — the liability of members is limited by the articles of association to the amount unpaid on the shares held by such members. By comparison, in a company limited by guarantee, no share capital is required and member liability is limited by the articles of association to the amount that the members respectively undertake to contribute in the event the company is wound up; this type of limited company is more common for non-profit organizations.

HK Dogness was established to operate principally as a trading company. The share capital of HK Dogness is HK$10,000, divided into 10,000 shares of HK$1.00 each. In connection with the formation of HK Dogness, all 10,000 shares were issued to Silong Chen, Dogness’ founder and Chief Executive Officer. On August 15, 2016, Silong Chen transferred his shares in HK Dogness to a third party who held on Mr. Chen’s behalf in preparation for the subsequent transfer to Dogness; however, Silong Chen continued to control such shares. After such interim transfer, the shares in HK Dogness were transferred to Dogness on January 9, 2017.

Jiasheng Enterprise (Hongkong) Co., Limited (“HK Jiasheng”) was incorporated in Hong Kong on July 12, 2007 as a private company limited by shares. HK Jiasheng was established to operate principally as a trading company. The share capital of HK Jiasheng is HK$10,000, divided into 10,000 shares of HK$1.00 each. In connection with the formation of HK Jiasheng, all 10,000 shares were issued to Silong Chen, Dogness’ founder and Chief Executive Officer.

Dogness Intelligent Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”) was incorporated in China on October 26, 2016. Dongguan Dogness was established to operate principally as a holding company. Dongguan Dogness has RMB 10 million in registered capital. In connection with the formation of Dongguan Dogness, Silong Chen, Dogness’ founder and Chief Executive Officer, became the sole shareholder of Dongguan Dogness.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was incorporated in China on May 15, 2009. Dongguan Jiasheng was established to develop and manufacture pet leash and lanyard products. Dongguan Jiasheng has RMB 10,000,000 in registered capital. In connection with the formation of Dongguan Jiasheng, Silong Chen, Dogness’ founder and Chief Executive Officer, became the sole shareholder of Dongguan Dogness.

The reorganization of the legal structure was completed on January 9, 2017. The reorganization involved the incorporation of Dogness, a BVI holding company, and Dongguan Dogness, a PRC holding company; and the transfer of HK Dogness, HK Jiasheng, and Dongguan Jiasheng (collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder.

On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness owns 100% equity interests of subsidiaries listed above.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC (“Dogness Group”), with its operation focusing primarily on product sales and sales-related services in the U.S. In February 2018, Dogness Overseas Ltd (“Dogness Overseas”) was established in the British Virgin Islands as a holding company, which owns all of the interests in Dogness Group. All of the equity of Dogness Overseas is owned by Dogness (International) Corporation.

On March 16, 2018, the Dongguan Dogness entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzheng) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $10.7 million (or RMB 71.0 million). After the acquisition, Mejia became Dongguan Dogness’ wholly-owned subsidiary. The acquisition of Meijia enabled the Company to build its own facility instead of leasing manufacturing facilities and to expand its production capacity sustainably to meet increased customer demand. The Company expects to utilize this facility in the first half of 2019.

Subsequently, on July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.8 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.8 million) of capital to this new entity. As of the date of this report, Dongguang Jiasheng has not yet made the payment of the registered capital. Intelligence will be the research and manufacturing facility for the Company’s fast growing intelligent pet products.

At the completion of these transactions, (i) Dogness holds 100% of the equity of each of Dogness Overseas, HK Jiasheng and HK Dogness; (ii) Dogness Overseas owns 100% of the equity of Dogness Group, (iii) HK Dogness holds 100% of the equity of Dongguan Dogness; (iv) Dongguan Dogness holds 100% of the equity of Dongguan Jiasheng and Meijia; and (v) Dongguan Jiasheng owns 58% of the equity of Intelligence. By virtue of these ownership relationships, Dogness is the parent, directly or indirectly, of each of Meijia, HK Jiasheng, HK Dogness, Dongguan Dogness, Dogness Group, Dongguan Jiasheng and Intelligence, and such entities’ financial results are consolidated with those of Dogness; provided that only 58% of the equity of Intelligence is so consolidated.

B. Business Overview

General

Our company was born from a belief that dogs and cats are important parts of many modern families and should be treated as loved family members. We design and manufacture fashionable and high-quality leashes, collars, harnesses to complement cats’ and dogs’ appearances and keep them safe. From our 10,292 square meter manufacturing facility in the Tongsha Industrial Zone in Dongguan, Guangdong, China, we design eye-catching products that pet owners are proud to have their pets wear. But beautiful leashes are useless if they break when the dog pulls or if they do not meet stringent quality standards. So we build these products to tolerances we believe they will never need, such as making sure our products withstand at least four to seven times as much force as the dogs are expected to exert, and we subject these products to a variety of demanding tests. Most of our products are exported, including to the United States and Europe, and sold to major retail stores, manufacturers, and wholesalers.

We have developed a vertically integrated production facility, where we turn raw materials like plastic resin and metal alloys into the fabrics, buckles and metal components of our pet products. We weave nylon threads into webbed ribbons for collars, dye and print patterns and colors requested by our customers, machine alloy into buckles and then sew and assemble the components into final products.

Some of our most exciting new products, the H2 smart harness and C2 smart collar, offer pet owners the ability to monitor and interact with their pets nearly anywhere there is a cellular signal. We have worked with world-class technology companies to design the software and hardware components that we think will help define the standard for smart collars. We have debuted our first run of these products at pet exhibitions in the United States, Germany and China, and we are looking forward to actively marketing these products for sale to customers.

We believe our products can keep pets safe, and encourage owners and pets to interact more frequently and in new and interesting ways by giving owners peace of mind that they can trust that a collar or harness is not to going to fail or that the retractable leash locking button will lock instantly and reliably or that they can find their pet wearing a smart collar before any harm comes to it.

Market Background

Our company’s primary market is the United States, with approximately 33.7%, 42.9% and 49.8% of our products being sold in America in fiscal 2018, 2017 and 2016, respectively. The United States has one of the highest pet ownership rates in the world, with approximately 65% of U.S. households, or approximately 79.7 million homes, owning a pet. Of these, roughly 54.4 million own at least one dog and 42.9 million own at least one cat. Approximately 42% of pet owners own more than one pet.

Pet owners in the United States have increasingly seen their pets as extended members of the family. Accordingly, spending on pets has increased steadily over the last decade. Moreover, since pets are four-legged members of the family, spending on pet necessities and accessories has been resilient even in the face of economic downturns. On average, U.S. households spend about $500 per year on their pets, or approximately 1% of their total household spending.

We sell the majority of our products through specialty pet store chain retailers and mass market retailers. Although there are more than 13,000 pet stores in the United States, the vast majority of pet stores are small operations, but a significant proportion of sales come from the top few specialty retail chains, PetSmart, Petco and Pet Valu. Annual growth in pet store revenues from 2011 through 2016 was approximately 4.5%, and future growth is estimated at 2.4% annually through 2021. This has led to estimated aggregate revenues of approximately $19.1 billion, with approximately 40.6% coming from the pet supplies segment, which our products occupy.

Mass retailers like Target and Wal-Mart also play a key role in pet supply sales, including in particular staples like pet food. These retailers have courted pet owners with the offer of one-stop-shopping, as compared with making a special trip to a pet store.

Finally, pet owners have increasingly turned to internet sites to purchase pet supplies. The number of people in the U.S. who said they had purchased pet supplies online in the prior twelve months in 2008 more than doubled by 2016. In addition to selling our products to many of the largest specialty and mass retailers in the U.S., we are exploring opportunities to drive online sales as well.

Products and Services

Our products cater to people who love their pets and want to pamper them. We design fashionable products that are comfortable for cats and dogs that promote the relationship between human and pet. We design and manufacture leashes, collars, harnesses, ornaments and specialty products for dogs and cats, and we have recently launched a new line of smart wearable collars and harnesses for dogs. In addition, we have historically produced lanyards and other ribbon products and some ornaments to adorn collars and harnesses, but as we have grown, these items have occupied a smaller proportion of our production and business strategy.

Smart Wearables

Our smart wearable collars and harnesses feature integrated electronics, which allows us to pair high quality collars with a lightweight smart component and LED lights. We have focused on the important details for dog owners, allowing owners to direct their pets’ movements, communicate with their dogs, provide tailored instantaneous feedback to problem barking and keep track of exercise and other biodata. We accomplish all of this with a tool the owner likely already has, a smart phone. The Dogness app is available for both Android and iOS and communicates with the collar anywhere the phone and collar both have cellular service, since the C2 and H2 feature SIM cards. If your dog will listen to you from across the room, you can tell her to roll over from around the world.

Smart Electronics

In addition to our smart wearables, we have announced the development of smart robots, feeders, fountains and treat-providing electronics. We have exhibited these new products at product expo events in Europe, China and the United States.

•

Dogness Smart iPet Robot: Pet owners will be able to see their pets through a camera, hear their pets through a built-in microphone, interact with their pets by feeding them treats, and play with their pets through an interactive laser pointer. Pet owners have full control over the 360-degree mobility of the robot through the Dogness app and can securely take and save pictures and videos of their dogs.

•

Dogness Mini Treat Robot: Space-conscious pet owners can see their pets through a stationary tilting camera that securely records photo and video, hear their pets through a built-in microphone, interact with their pets by feeding them treats, and play with them through an interactive laser pointer.

•

Dogness Smart CAM Feeder: Pet owners can now ensure that their pets are well-fed and on-schedule. Able to hold around 6.5 pounds of dry food, the smart feeder helps pet owners ensure the health of their pets, even when away from home. Pet owners can see their pets’ eating habits night and day through a built-in camera with night vision and call their pets to the feeder through a voice recording that can be programmed to be played at meal times.

•

Dogness Smart Fountain: The smart fountain ensures that pets stay hydrated with a source of clean filtered water from a patented filtering technology. Additional features include an oxygenating, free-falling, recirculating water stream for optimal freshness, the ability to increase or decrease the flow of water, a replaceable carbon water filter to maintain water freshness, a submersible pump for quiet operation, dishwasher-safe material, and an easily assembled and disassembled design.

•

Dogness Smart CAM Treater: Allows pet owners to see their pets night and day through a 160-degree full HD camera with night vision, hear their pets through a built-in microphone, interact with their pets by speaking to them through a built-in speaker, and play with their pets by tossing them treats.

Traditional Product Lines

We produce collars, harnesses and leashes in seven main series (Classic, Elegance, Luxury, LED, Holiday, Special Function, and Cat series). Given the choices available to customers, we currently manufacture between 500 and 600 traditional products and can add additional options to meet customer preferences. Our traditional product lines use leather, nylon, Teflon-coated fabrics and other materials to suit consumer preferences. Not only do we produce these products; we also design fabric patterns and invent improved components such as a comfort curved buckle for collars and locking closing mechanism for leashes.

Retractable Leashes

In addition to our newest smart products, we have devoted significant effort to designing and manufacturing some of the finest retractable leashes available. Retractable leashes balance freedom for the dog with control for the owner. If used well, a retractable leash promotes good communication between the two, as the dog has exactly as much room to roam as the owner permits, and this amount can be adjusted to suit the environment and circumstances.

We benefit from vertically integrated manufacturing operations, which allow us to design, machine and assemble the vast majority of our products in house, so we can easily incorporate improvements in design.

Because we first launched our line of retractable leashes in 2015, our revenues from retractable leashes are our smallest product line, but we are optimistic that as customers continue to see the effort and detail we put into designing attractive and well-made retractable leashes, our sales will grow accordingly.

Other Products

In addition to collars, leashes and harnesses, we also produce lanyards for use by humans and ornaments that attach to collars. As to the lanyards, we produce such lanyards using our fabric weaving machines. Because we have our production in-house, we can design lanyards that match a customer’s need, in terms of color, size, quantity and pattern. Our hanging ornament series uses high-quality electroplating techniques to create fashionable accents for pet collars. We make a variety of patterns in bright and vibrant colors, as well as custom bells for cat collars.

Competitive Strengths

We believe we have the following competitive strengths. Some of our competitors may have these or other competitive strengths.

Advanced technology.   We have developed and made use of 69 patents in producing premium pet products.

Strong research and development.   We have cooperated with Aerospace Innotech Co., Ltd and Hangsheng Duonisi Shenzhen Smart Technology Co., Ltd to develop our new line of smart collars, which we are working to bring to market. Aerospace Innotech has designed the Dogness application used in our C2 and H2 products and is in charge of smart software and hardware solutions research and development, given its expertise in IoT development. Hangsheng Duonisi works with Telenor Group to provide efficient and global telecommunication service, which is vital in ensuring effective communication between the smart collar and owner’s smart phone.

Vertically integrated production.   We are increasingly manufacturing as much of our products internally and reducing reliance on third party vendors. This allows us to control costs and ensure quality.

Economies of scale.   We are pleased to provide products to a variety of customers and to fill large orders for a number of those customers. These large orders allow us to increase our efficiency, reduce costs and deliver high quality products quickly and to our customers’ exacting demands.

Strong reputation in pet products industry.   Our customer list is filled with sophisticated, multinational purchasers of pet

Research and Development

Our R&D team has 16 dedicated employees who are focused on product development and design. Quality control has 14 employees and is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

We initially signed a cooperation agreement with Aerospace Innotech in 2012, and we have been working with Aerospace Innotech closely to develop our line of smart collars and harnesses. We have also cooperated with Hangsheng Duonisi to develop the cellular technology to allow for two-way communications in these smart collars.

We have been cooperating with Dongguan University of Technology to explore ways to automate our operations and in 2015 upgraded our facilities to serve as a demonstration enterprise for automation. Our cooperation with Dongguan University of Technology has also led to research into third-generation intelligent retractable leashes, which we hope to launch in 2018.

Beginning in 2016, we have been researching and testing new, more ecologically friendly materials, which we hope to use in place of PVC in certain plastic applications.

As a result of these efforts, we became certified as a National High Tech Enterprise by the State Intellectual Property Office in March 2015. This certification entitles us to favorable tax rates of 15%, rather than the unified rate of 25% we would pay if we were not certified.

Our research and development expenses were $580,379 in fiscal 2018, $208,447 in fiscal 2017 and $193,786 in fiscal 2016, representing 1.9%, 1.0% and 1.2% of our total revenues for 2017 and 2016, respectively. We expect our R&D expenses to continue to increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Intellectual Property

We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. We have completed registration of 57 patents with the China State Intellectual Property Office. In addition, we have registered ten patents in Germany, one patent in the United States and one in Japan. We have four invention patents, 18 utility patents, and 35 appearance patents.

We have completed registration of 25 trademarks, with the Trademark Office of the State Administration for Industry & Commerce of the PRC. In addition, we have registered our key trademark for Dogness in Japan, Australia, Korea, Hong Kong, Taiwan and the United States. We have registered all of our patents and trademarks under Dongguan Jiasheng. Our trademarks will expire at various dates between September 8, 2020 and May 13, 2026.

A total of seven patents were initially issued to our founder Mr. Silong Chen in 2010 and are scheduled to expire in 2020. Six of these patents are appearance patents for buckles, collars, leashes and harnesses. One of these patents is a utility patent for our first generation retractable leash. On May 30, 2017, we entered into an exclusive license with Mr. Chen, pursuant to which he has licensed our subsidiary Dongguan Jiasheng to use all of such patents until their expiration.

Our key brands and logos are below:

We have also registered two domains for our internet presence, www.dgjiasheng.cn and dognesspet.com. Each of these domains was registered in December 2016 and is valid for ten years.

REGULATIONS

Regulations on Foreign Exchange

We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include intellectual property, competition, taxation, anti-money laundering and anti-corruption. While there have been relatively few changes in applicable laws and regulations in recent years, law enforcement and regulatory agencies such as SAFE have been tightening up their implementation. Some of the practices that were not following governmental procedure or requirements, which many companies and individual persons had taken before but not been investigated or punished, are now under the close watch of agencies and even been punished.

Laws and Regulations in China Regarding Manufacturing, Producing, and Processing

Laws regulating pet products manufacturing, producing, and processing cover a broad range of subjects, particularly in the area of occupational safety and health. We must comply with all levels of laws and regulations relating to matters such as safe working conditions, manufacturing practices, environmental protection and discharging hazard control. Specifically, the major laws that apply to our PRC subsidiaries are as follows:

•

Company Law (amended in 2014), governing, among other matters, company registration, existence and business operation;

•

Contract Law (1999), governing business practices with all other market participants;

•

Labor Contract Law (amended in 2013), governing the relationship between company as an employer and its employees;

•

Product Quality Law (amended in 2009), governing the relationship between company as a products provider and consumers in the market.

We believe we are in compliance with these laws and related regulations in all material respects. So far, our business does not belong to special type of industry that requires operation license from government so that we do not need to get special license or approval for our business operation. However, unanticipated changes in existing regulatory requirements or adoption of new requirements may force us to incur more cost to maintain the licenses and failure to do so could materially adversely affect our business, financial condition and results of operations.

Regulation on Product Liability

China’s Product Quality Law was published in 1993 and amended in 2000 and 2009. Under this law, producers and vendors of defective products may incur liability for losses and injuries caused by such products. There are only three conditions by which producers or vendors can have immunity from the defective product liability: 1) the defective products never be put into the market; 2) the defects do not exist when the products are put into the market; 3) the exam techniques and skills are not able to find out the defects when the products be put into the market. So far, our products quality is in conformity with the national requirements and we have passed the regulatory agency’s examination and also successfully obtained the certificate of ISO 9001:2015 system.

In addition to Product Quality Law, there are also other Chinese laws that apply to the product liability. Under the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability. The Law on the Protection of the Rights and Interests of Consumers (as amended in 2009), which was enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. Although we are highly confident with our product quality, some defective product may not be detected in time by us and accidently put into the market. If so, our defective products cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

Also, the PRC Tort Law has been effective from July 1, 2010. Under this law, a customer who suffers injury from a defective product can claim damages from either the manufacturer or vendor of the defective device. Pursuant to the PRC Tort Law, where a personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulation on Foreign Exchange Control

In 1996, China published The Foreign Currency Administration Regulations, and late on amended on January 14, 1997 and August 5, 2008. This Regulation has been the major one governing the foreign exchange activities in China. Under this Regulation, the Renminbi is convertible for foreign currency account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, is subject to the registration of the Sate Administration of Foreign Exchange (“SAFE”) or its local counterparts.

In recent years, China has become more open to foreign currency exchange. Individual persons are allowed to buy 50,000 dollars each year, but for companies there are still control policies. Under the Regulation and relevant rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of currency account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law.

According to recently passed Administrative Rule “Overseas Investment Regulation” in 2014, capital investments directed outside of China by domestic or foreign-invested enterprises are also subject to restrictions, which include registration filing with Ministry of Commerce, even though another administrative rule passed in February of 2014 by SAFE (“No. 2 Notice”) has made domestic enterprises much easier releasing foreign currency overseas to foreign companies including connected companies.

The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciated.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

In October of 2005, SAFE promulgated a Notification known as “Notification 75”, in which SAFE requires PRC residents to register their direct establishment or indirect control of an offshore entity (referred to in Notice 37 as “special purpose vehicle.”), where such offshore entity are established for the purpose of overseas financing, provided that PRC residents contribute their legally owned assets or equity into such entity. In July of 2014, this Notification was replaced by Notification 37, “Notification on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Returning Investment through Special Purpose Vehicles”, which expanded SAFE oversight scope to include overseas investment registration as well. Meanwhile, Notification 37 also covers more areas such as PRC residents paying capital contribution with overseas assets or equity. Furthermore, Notification 37 requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). Our shareholders including natural persons or legal persons/institutes have been in compliance with such registration.

Regulation on Dividend Distributions

Our PRC subsidiaries, Dongguan Dogness and Dongguan Jiasheng, are wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include: Corporate Law (1993) as amended in 2005 and 2013; The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001 and 2014; and the Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned and joint venture enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. Our Company’s reserve fund has not yet reached this level. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% (5% for Hong Kong residents) withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, Chinese Securities.

Regulatory Commission (“CSRC”) and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or so called the M&A Rules. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, our PRC counsel, Yunnan Weizhen Law Firm, have advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006: the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules; and despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and Our business operations in China do not belong to a prohibited industry by foreign investment; and Our M&A to our Chinese subsidiary companies have all properly registered with local governmental authorizations.

Our PRC counsel also advises us, however, that there is still uncertainty as to how the M&A Rules will be interpreted and implemented. If the CSRC or other PRC regulatory agencies, subsequently determine that CSRC approval was required for our initial public offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Common Shares.

In addition, if the CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the trading price of our Class A Common Shares.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Guidance Catalogue for Industrial Structure Adjustments (2011 edition, revised in 2013) (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Our company’s primary industry is the pet products industry. We are not engaged in any activities placing us in the restricted or prohibited categories and so it could be inferred that we are engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority interest in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC; provided such business has total investment of less than $100 million, are subject to regional (not central) government examination which is generally more efficient and less time-consuming. Our current total investment is less than $100 million.

The National Development and Reform Commission and MOFCOM periodically jointly revise the Foreign Investment Industrial Guidance Catalogue (2017 edition). As such, there is a possibility that our company’s business may fall outside the scope of the definition of a permitted industry in the future. Should this occur, we would no longer benefit from such designation.

On January 19, 2015, China’s Ministry of Commerce issued a draft Foreign Investment Law. The effective date of the official publication of the law is yet unknown. In the draft, foreign investment in China will be classified into three categories: prohibited, restricted, and others. This idea of classification is similar as previously published Catalogue. If the foreign investment falls in the areas that are closely related to national security, then it will be prohibited; if the investment may have some impact on national security but could be controlled through conditions, then it can be done with restrictions or qualifications; if the investment falls outside of those two categories, then it will not need approval from China government to operate in China.

According to the current Catalogue, our company’s business does not fall in any prohibited or restricted industries. If China’s Ministry of Commerce adopts a list as same as the Catalogue along with the draft, the draft will have very limited impact on our business, if any. The probability that our business will be classified as prohibited or restricted industry is very low. However, if China’s Ministry of Commerce adopts a list by which our business is prohibited or restricted, we may face certain restrictions or even be prohibited to conduct business in China.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

China has been very open to foreign direct and indirect investments. An offshore company may invest in a PRC company. Such investment is subject to a series of laws and regulations, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended most recently in September of 2016, and their respective implementing rules. Under these laws and regulations, foreign investments no longer need to be approved by Chinese government, but only need to register the investment with Chinese regulatory agency.

However, Chinese government still has foreign exchange control policy. The money transfer in or out of China is still under tight control. So, shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, Administration Rules on the Settlement, Sale and Payment of Foreign Exchange, and Administration of Foreign Debts Tentative Procedures.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approval.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in December 2012, employers must enter into written labor contracts with full-time employees in order to establish an employment relationship. All employers must pay their employees at least with the local minimum wage standards. All employers are required to establish a work environment of safety and sanitation, strictly abide by state rules and standards, and provide employees with appropriate workplace safety training. In addition, employers are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

We have entered into employment agreements with all of our full-time employees. We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, however, it is difficult for us to comply fully with the law. Some of our employees even make a petition to us, voluntarily requiring not participating in the social insurance plan because they do not want us to make deduction on their salaries.

While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

PRC Enterprise Income Tax Law and Individual Income Tax Law

In 2007 China published Enterprise Income Tax Law (“EIT Law”) and its Implementation Rule, both of which came into effect since January 1, 2008. Under the EIT Law and its Rule, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The Rule defines “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On the other hand, the State Administration of Taxation provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore enterprise is located in China. Simply speaking, the criteria is more focused on substantive rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters.

However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups rather than those controlled by PRC individuals or foreign individuals. So far there is no further criteria passed yet and no applicable legal precedents either, therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is possible that we will be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Regulations on Intellectual Property

China joined WTO in 2001 and signed the treaty of TRIPS (Agreement on Trade-Related Aspects of Intellectual Property Rights), therefore China’s IP laws are very much close to TRIPS.

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce (“SAIC”) handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. By December of 2016, we have registered 30 trademarks (including 24 trademarks in China), all of which are fully owned and in use by us. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. So far, we have not received any such kind of petition and we strongly believe there will not be such petition because our trademarks are firstly used as well as firstly registered by us.

Patents

Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs. As of October 25, 2018, we have successfully obtained 69 patents (including 57 in China), which includes four invention patents, 18 utility patents, and 35 appearance patents.

C. Organizational Structure

Below is a chart representing our current corporate structure:

Our registered office in the British Virgin Islands is at AMS Trustees Limited, Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands, telephone +1 (284) 494-3399.

D. Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. The land use rights to the property on which our facilities are situated are held by the parties from which we lease such property.

At our facility in Dongguan, our company leases the factory building, office building, guard booth, power room and dormitory from Dongguan Dongcheng District Tongsha Huanggongkeng Co-op, an unrelated third party. The total leased area spans 10,292 square meters. The lease commenced May 1, 2009 has been renewed twice; the current expiration date is April 30, 2027. We estimate that the productive capacity of our main factory is 8,500,000 pieces per year, and our current utilization rate is approximately 97%.

The registered office of Dogness Intelligent Technology (Dongguan) Co., LTD. is leased from Dongguan Jiasheng and consists of 500 square meters on the site of our facility in Dongguan.

Our dyeing workshop, leased from Dongguan Riming Weaving Dyeing Ltd, an unrelated third party, covers 2,100 square meters. The current lease expires on April 30, 2027. Our dyeing workshop is 10 million yards of dyed fabric per month, and we can silkscreen 5 million pieces per month in our silkscreen printing area. We estimate that our total capacity in this workshop is 0.7 million pieces per month for dyeing, 0.6 million pieces per month for silkscreen and heat transfer printing, and our current utilization rate is approximately 95%.

Our woven tape/belt workshop, leased from Chen Qinghai, an unrelated third party, covers 4,439 square meters. The current lease expires on February 28, 2019. Our tape/belt workshop’s 70 weaving machines produce 300,000 yards of ribbon per day, and 10 jacquard machines produce 50,000 yards of fabric daily. We estimate that our total capacity in this workshop is 0.7 million pieces per month, and our current utilization rate is approximately 95%. Because not all pieces need to be dyed or printed, we are able to produce more pieces in our tape/belt workshop than we need to dye or print.

On March 14, 2018, Dogness Group purchased an office building of 6,373 square feet $1.37 million in Dallas, Texas, which will serve as the office, quality control and testing area for Dogness Group.

On March 16, 2018, the Company acquired all of the equity of Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). The Company paid total consideration of approximately $10.7 million in connection with the acquisition of equity of Meijia. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. Except for holding the land use right and the buildings, Meijia has no substantial business operations, nor has it had any production or sales activities since its inception. The Company plans to use this land use right and buildings as a production facility.

In July 2018, the Company entered a long-term lease that expires October 14, 2038 for 7,026 square meters land and 5,000 square meters of buildings in Dongguan city. The Company plans to use this new property as a warehousing facility, given limited storage capacity at its other facilities. Lease expenses for this property were approximately $4.5 million, which amount was paid in full on October 9, 2018.

Fixed assets at our properties consist of office equipment, buildings, structures, ancillary facilities, and equipment for production of metal, plastic and nylon components of leashes, collars and lanyards, including jacquard machines, injection modeling equipment, die casting machines, dying machines, and computerized sewing machines.

None of our property is affected by any environmental issues that may affect our use of the property.

Item 4A. Unresolved Staff Comments

None.

Item 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a limited liability company established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

A reorganization of the legal structure was completed on January 9, 2017. Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligent Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of HK Dogness, HK Jiasheng and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by our founder and Chief Executive Officer, Mr. Silong Chen (the “Controlling Shareholder”).

On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% of the equity interests of the entities mentioned above.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was established on May 15, 2009 under the laws of PRC, with registered capital of RMB 10 million (approximately $1.5 million) contributed by individual shareholder Mr. Silong Chen. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace.

Since the Company and its wholly-owned subsidiaries are effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on product sales and sales-related services in the U.S. In February 2018, Dogness Overseas Ltd was established in the British Virgin Islands as a holding company, which owns all of the interests in Dogness Group LLC.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzheng) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $10.7 million (or RMB 71.0 million). After the acquisition, Mejia becomes the Company’s wholly-owned subsidiary. This Acquisition enable the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet the increased customer demand. Total capital expenditure on decoration and purchase of equipment and machinery to bring Meijia manufacturing facility into use amounted to approximately RMB 160 million ($24.6 million), among which the Company already spent RMB 29 million ($4.5 million) decoration costs as of the date of this Report and will spend additional RMB 100 million ($20.1 million) on machinery and equipment purchase and installation in the next few months.  The Company expects to utilize this facility in the first half of 2019.

In recent years, we have invested large amounts of funds, to establish an environment-friendly ribbon dyeing process, computer jacquard department, screen printing department and thermal transfer printing department. The adoption of ISO 9001:2015 international quality system enables us to be more effective in the various production processes to guarantee product quality, and ensure the stable and efficient production. We also have an in-house testing laboratory and frequently perform tests on all of our products to maintain a high level of quality in both materials and workmanship.

Our primary raw materials in production of our products are plastic, leather, nylon, polyester, chemical fiber blended fabric, metal, GPPS and HIPS, most of which are extracted from crude oil. Thus, our cost of raw material is highly impacted by fluctuations in the price of oil. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead.

Our major products include pet leashes, pet collars, pet harnesses, retractable dog leashes and gift suspenders which accounted for 23.6.0%, 35.5%, 16.5%, 8.8%, and 11.6% of our total sales, respectively, for the year ended June 30, 2018; accounted for 25.0%, 35.6%, 7.1%, 8.0% and 11.4% of the total sales, respectively, for the year ended June 30, 2017, and accounted for 27.6%, 33.6%, 17.2%, 8.2% and 5.7% of the total sales, respectively, for the year ended June 30, 2016, as shown in the tables below:

	For the Years ended June 30,
	2018		2017
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Pet leashes	$ 7,102,233	23.6%	$ 5,290,918	25.0%	$ 1,811,315	34.2%
Pet collars	10,684,908	35.5%	7,529,420	35.6%	3,155,488	41.9%
Pet harnesses	4,980,771	16.5%	1,508,426	7.1%	3,472,345	230.2%
Retractable dog leashes	2,650,932	8.8%	1,691,066	8.0%	959,866	56.8%
Other pet accessories	1,175,232	3.9%	2,737,143	12.9%	(1,561,911)	(57.1%)
Intelligent pet products	59,719	0.1%			59,719
Gift suspenders	3,481,500	11.6%	2,415,118	11.4%	1,066,382	44.2%
Total	$ 30,135,295	100.0%	$ 21,172,091	100.0%	$ 8,963,204	42.3%

	For the Years ended June 30,
	2017		2016
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Pet leashes	$ 5,290,918	25.0%	$ 4,444,609	27.6%	$ 846,309	19.0%
Pet collars	7,529,420	35.6%	5,408,803	33.6%	2,120,617	39.2%
Pet harnesses	1,508,426	7.1%	2,776,354	17.2%	(1,267,928)	(45.7%)
Retractable dog leashes	1,691,066	8.0%	1,318,640	8.2%	372,426	28.2%
Other pet accessories	2,737,143	12.9%	1,226,905	7.6%	1,510,238	123.1%
Gift suspenders	2,415,118	11.4%	919,581	5.7%	1,495,537	162.6%
Total	$ 21,172,091	100.0%	$ 16,094,892	100.0%	$ 5,077,199	31.5%

As of June 30, 2018, our products are sold in 69 countries. Our customers now include, among others, PetSmart, Petco, Pet Valu, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL Petmate, JD.com and Tmall.com. Export sales accounted for 50.2%, 67.7% and 79.0% of the total sales for the years ended June 30, 2018, 2017 and 2016, respectively, while China domestic sales accounted for 49.8%, 32.3% and 21.0% for the years ended June 30, 2018, 2017 and 2016, respectively. The breakdown of the sales by geographic areas is shown below:

	For the year ended June 30, 2018		For the year ended June 30, 2017
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$ 15,133,702	50.2%	$ 14,332,557	67.7%
Sales in China domestic market	15,001,593	49.8%	6,839,534	32.3%
Total	$ 30,135,295	100.0%	$ 21,172,091	100.0%

	For the year ended June 30, 2017		For the year ended June 30, 2016
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$ 14,332,557	67.7%	$ 12,717,435	79.0%
Sales in China domestic market	6,839,534	32.3%	3,377,457	21.0%
Total	$ 21,172,091	100.0%	$ 16,094,892	100.0%

For the year ended June 30, 2018, three customers accounted for 7%, 14% and 25% of the Company’s total revenue, respectively, For the year ended June 30, 2017, three customers accounted for 13%, 15% and 20% of the Company’s total revenue, respectively. For the year ended June 30, 2016, three customers accounted for 13%, 15% and 15% of the Company’s total revenue, respectively.

Our Growth Strategy

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

Develop innovative products and services. We are focused on developing and strengthening our brand identity and emphasizing our unique offerings for customers and promoting our strong value proposition. Through extensive and on-going customer research, we are gaining valuable insights into the wants and needs of our customers and we are developing solutions and communication strategies to address them. We continually seek opportunities to strengthen our merchandising capabilities, which allow us to provide a differentiated product assortment, including our exclusive smart pet specialty products and our proprietary brand offerings, to deliver innovative solutions and value to our customers. We believe developing innovative products will further differentiate us from our competitors, allow us to forge a strong relationship with our customers, build loyalty, enhance our market position, increase transaction size and enhance operating margins.

Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that acquiring rather than building capacity is an option that may be more beneficial to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller pet product manufacturers in China as part of our expansion plans. Some of the companies we may seek to acquire are suppliers of the raw materials we purchase to manufacture our products. If we do acquire such companies we will have greater control over our raw material costs. Our expansion strategy includes increasing our share in existing pet specialty products markets, penetrating new markets and achieving operating efficiencies and economies of scale in merchandising, distribution, information systems, procurement, and marketing, while providing a return on investment to our stockholders.

Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our economies of scale.

We believe these strategic initiatives will continue to generate our sales growth, allow us to focus on managing capital and leveraging costs and drive product margins to produce profitability and return on investment for our stockholders.

Results of Operations

For the Years Ended June 30, 2018 and 2017

 The following table summarizes the results of our operations for the years ended June 30, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended June 30, 2018		Year ended June 30, 2017
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$ 30,135,295	100.0%	$ 21,172,091	100.0%	$ 8,963,204	42.3%
Cost of sales	18,000,708	59.7%	12,837,219	60.6%	5,163,489	40.2%
Gross profit	12,134,587	40.3%	8,334,872	39.4%	3,799,715	45.6%
Operating expenses
Selling expenses	1,654,629	5.5%	789,444	3.7%	865,185	109.6%
General and administrative expenses	3,958,355	13.1%	1,527,563	7.2%	2,430,792	159.1%
R&D expense	580,379	1.9%	208,447	1.0%	371,932	178.4%
Total operating expenses	6,193,363	20.5%	2,525,454	11.9%	3,667,909	145.2%
Income from operations	5,941,224	19.8%	5,809,418	27.4%	131,806	2.3%
Other income (expenses)
Interest expense, net	(23,961)	(0.1%)	(332,249)	(1.6%)	308,288	(92.8%)
Foreign exchange gain	(381,773)	(1.3%)	320,566	1.5%	(702,339)	(219.1%)
Other income (expenses)	(6,410)	0.0%	91,226	0.4%	(97,636)	(107.0%)
Total other income (expenses)	(412,144)	(1.4%)	79,543	0.4%	(491,687)	(618.1%)
Income before income taxes	5,529,080	18.4%	5,888,961	27.8%	(359,881)	(6.1%)
Provision for income taxes	925,372	3.1%	943,197	4.5%	(17,825)	(1.9%)
Net income	$ 4,603,708	15.3%	$ 4,945,764	23.4%	$ (342,056)	(6.9%)

Revenues.  Revenues increased by $8,963,204, or 42.3%, to approximately $30.1 million for the fiscal year ended June 30, 2018 from approximately $21.1 million for the fiscal year ended June 30, 2017.  While total revenues increased, the total quantity of product sold also increased by 44.4% for the year ended June 30, 2018 as compared to the same period for 2017.

The following table sets forth the breakdown of our revenue by product type for the year ended June 30, 2018 and 2017:

Revenue by Product Type

	For the Year ended June 30,
	2018		2017
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Pet leashes	$ 7,102,233	23.6%	$ 5,290,918	25.0%	$ 1,811,315	34.2%
Pet collars	10,684,908	35.5%	7,529,420	35.6%	3,155,488	41.9%
Pet harnesses	4,980,771	16.5%	1,508,426	7.1%	3,472,345	230.2%
Retractable dog leashes	2,650,932	8.8%	1,691,066	8.0%	959,866	56.8%
Other pet accessories	1,175,232	3.9%	2,737,143	12.9%	(1,561,911)	(57.1%)
Intelligent pet products	59,719	0.2%	-	-	59,719	-
Gift suspender	3,481,500	11.6%	2,415,118	11.4%	1,066,382	44.2%
Total	$ 30,135,295	100.0%	$ 21,172,091	100.0%	$ 8,963,204	42.3%

Product category	Total Revenue for years ended June 30,		QTY sold in 2018	QTY sold in 2017	Variance in QTY	% of QTY variance	Average unit price		Price
	2018	2017					2018	2017	Difference
Pet leashes	$7,102,233	$ 5,290,918	3,585,550	3,104,632	480,918	15.5%	$2.0	$1.7	$0.3
Pet collars	10,684,908	7,529,420	7,261,898	5,721,774	1,540,124	26.9%	1.5	1.3	0.2
Pet Harnesses	4,980,771	1,508,426	2,163,376	892,024	1,271,352	142.5%	2.3	1.7	0.6
Retractable dog leashes	2,650,932	1,691,066	534,577	419,674	114,903	27.4%	5.0	4.0	1.0
Other pet accessories	1,175,232	2,737,143	4,222,312	1,880,595	2,341,717	124.5%	0.3	1.5	(1.2)
Intelligent pet products	59,719	-	1,222	-	1,222	-	48.9	-	-
Gift suspender	3,481,500	2,415,118	9,370,826	6,780,481	2,590,345	38.2%	0.4	0.4	0.0
Total	$30,135,295	$ 21,172,091	27,139,761	18,799,180	8,340,581	44.4%	$1.1	$1.1	$0.0

Pet leashes

Revenue from pet leashes increased by $1,811,315, or 34.2%, from $5,290,918 in fiscal 2017 to $7,102,233 in fiscal 2018. The increase was mainly attributable to higher average unit selling price and sales volume in fiscal 2018.  In order to meet the increasing customer demands for high quality product, we improved certain technical design and functionality of the pet leash component and parts, and new materials have been used to make the products more pet-friendly, as a result, we are able to charge a higher unit selling price on pet leash products. The average unit selling price increased from $1.7 per unit in fiscal 2017 to $2.0 per unit in fiscal 2018, representing an increase of 16.2% from last year, primarily due to our improved technology and product design. On the other hand, our sales volume for pet leashes increased from 3.1 million units sold in 2017 to 3.6 million units sold in 2018, the higher sales volume resulted from increased customer orders for our pet leash products in 2018 as we conducted more sales campaigns and promotion, and our brand name and image was broadened after we became a public company.

Pet collars

Revenue from pet collars increased by $3,155,488 or 41.9%, from $7,529,420 in fiscal 2017 to $10,684,908 in fiscal 2018. The increase in pet collar revenue was also attributable to the increase in sales quantity and averaging unit selling price, our sales volume for pet collars increased from 5.7 million units sold in 2017 to 7.3 million units sold in 2018,  Averaging unit selling price by $0.2 per unit, or 11.8%, from $1.3 per unit in fiscal 2017 to $1.5 per unit in fiscal 2018, largely affected by new product design and technology and material improvements which led us to charge  higher selling price. The higher sales volume resulted from increased customer orders for our pet leash products in 2018 as we conducted more sales campaigns and promotion, and our brand name and image was broadened after we became a public company.

Pet harnesses

Revenue from pet harnesses increased by $3,472,345 or 230.2%, from $1,508,426 in fiscal year 2017 to $4,980,771 in fiscal year 2018. The increase in sales was due to the increased sales volume from approximately 892,024 units sold in fiscal 2017 to 1.5 million units sold in fiscal 2018, representing an increase in sales volume of approximately 1.3 million units or 142.5% from last year. On the other hand, we improved certain technical design and functionality of the pet harness component and parts, and new materials have been used to make the products more pet-friendly, as a result, our average unit selling price on pet harness products increased from $1.7 per unit in fiscal 2017 to $2.3 per unit in fiscal 2018, representing a 36.1% increase.

Retractable dog leashes

Retractable dog leashes are new products that we launched in fiscal 2015. They give dogs more freedom when out for walks and runs. They allow the dog a longer lead than the traditional 6 to 8 feet of roaming. This results in less strain on the dog's neck as well as for the dog walker. Both owners and canines can have a more enjoyable experience on their daily walks with the retractable dog leash. Dogs can have fun exploring more whilst out and about with their masters. Revenue from retractable dog leashes increased by $959,866 or 56.8%, from $1,691,066 in fiscal 2017 to $2,650,932 in fiscal 2018. The increase in revenue of retractable dog leashes was mainly due to increased sales volume by 114,903 units or 27.4% from fiscal 2017, and an increase in average selling price by $0.9 per unit due to market competition.

Other pet accessories

Other pet accessories include various dog comfort wrap harnesses, pet muzzles, metal chain traffic leashes, pet belt and ropes, etc., which are normally customized to fulfill customers’ purchase orders. Revenue from other pet accessories decreased by $1,561,911 or 57.1%, from $2,737,143 in fiscal 2017 to $1,175,232 in fiscal 2018.  The decrease in revenue from other pet accessories was due to decreased in average selling price from $1.5 in fiscal 2017 to approximately $0.3 in fiscal 2018, representing a decreased of 80.9% from fiscal 2017. On the other hand, sales volume increased by 2,341,717 units or 124.5% from 1,880,595 units in fiscal 2017 to 4,222,312 units in fiscal 2018. The increase in sales volume was not enough to compensate the sharp decrease in average unit selling price, which contributed to the decrease in revenue for our pet accessories products.

Gift suspenders

Gift suspenders include various ribbons and belts used in the badges, name tags and gift bags. Revenue from gift suspenders increased by $1,066,382 or 44.2%, from $2,415,118 in fiscal 2017 to $3,481,500 in fiscal 2018, largely affected by increased sales volume on gift suspenders by 2,590,345 units or 38.2% from 6,780,481 units in 2017 to 9,370,826 units in 2018, In addition average unit selling price also increased by approximately $0.02, or 4.3% when comparing fiscal 2018 to fiscal 2017 due to market competition.

Intelligent pet products

Intelligent pet products, including APP controlled pet food container, pet water container, and smart pet toy, etc., are new products that we launched in March 2018. As compared with other products, intelligent pet products typically have high selling price. The Company is shifting the focus from traditional pet products to new, smart and innovative pet products and it is expected the sales of smart pet products will increase significantly in the following years.

The following table sets forth the breakdown of our revenue by geographic area for the year ended June 30, 2018 and 2017:

Revenue by Geographic Area

	For the Years Ended June 30,
	2018		2017
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

United States	$ 10,168,945	33.7%	$ 9,082,416	42.9%	$ 1,087,529	12.0%
Europe	1,994,085	6.6%	2,618,851	12.4%	(624,766)	(23.9)%
Australia	223,463	0.7%	149,635	0.7%	73,828	49.3%
Canada	128,320	0.5%	481,142	2.3%	(342,822)	(71.3)%
Central and south America	106,098	0.4%	411,281	1.9%	(305,183)	(74.2)%
Japan and other Asian countries and regions	2,637,444	8.8%	1,589,229	7.5%	1,048,215	66.0%
Mainland China	14,865,940	49.3%	6,839,534	32.3%	8,026,406	117.4%
Total	$ 30,135,295	100%	$ 21,172,091	100.0%	$ 8,963,207	42.3%

Our sales from the United States market increased by $1,087,529 or 12.0% from approximately $9,082,416 in fiscal 2017 to $10,168,945 in fiscal 2018. Our products have been sold to a lot of chain stores such as PETSMART, Petco, PETMATE, Walmart, Target and Aspen, etc. The increased sales in correlated to recovery and growth of economy in United States.

Due to the ongoing trade war between United States and China, there is a potential risk that our products will be subject to higher tariffs when selling to United States. However, the depreciation of RMB would offset the loss in export competitiveness for Chinese exporters, which meaning that Chinese goods will essentially be cheaper.  A weaker currency makes Chinese goods more competitive compared with those of rival exporters.

Our sales in the European market decreased by $624,766 or 23.9% from approximately $2,618,851 in fiscal 2017 to $1,994,085 in fiscal 2018 due to weak consumer market in Europe during the year.

Our sales in the Japan and other Asian countries and regions had a strong increase in fiscal 2018, increased by $1,048,215 or 66.0% from approximately $1,589,229 in fiscal 2017 to $2,637,444 in fiscal 2018 due to growth of economy and increased consumer demand during the year.

Sales from the Chinese market also increased significantly by $8,026,406, or 117.4%, from $6,839,534 in fiscal 2017 to $14,865,940 in fiscal 2018, due to increased customer demand. As we have seen the Chinese pet market is growing with huge market potential, we will continue increase our focus on the Chinese market in 2019 and beyond when we expand our factory facilities.

Cost of goods sold. Our cost of goods sold increased by $5,163,489 or 40.2% to approximately $18.0 million in fiscal 2018 from approximately $12.8 million in fiscal 2017, which is consistent with sales growth in fiscal 2018. As a percentage of revenues, the cost of goods sold decreased by approximately 0.9% to 59.7% in fiscal 2018 from 60.6% in fiscal 2017. Due to our continuous improvements in the product quality and design, we are able to charge higher selling price on our products. Accordingly, our cost of goods sold as a percentage of revenue slightly decreased in fiscal 2018.

Gross profit. Our gross profit increased by $3,799,715, or 45.6%, to approximately $12.1 million in fiscal 2018 from approximately $8.3 million in fiscal 2017. The higher gross profit in fiscal 2018 was mainly because we are able to charge higher unit selling price for our traditional pet leashes and pet collar products sold as a result of our design improvement and better materials used, as well as the increased sales volume in other pet accessories and gift suspender product sales in fiscal 2018. Our overall gross profit margin was 40.3% in fiscal 2018, as compared with 39.4% in fiscal 2017. The increase in gross margin by 0.9% was primarily attributable to our improvements in technical design and functionality of the component and parts for our pet leash, pet harness and pet collars, as a result, the average selling price on our pet leash, pet collar and pet harness products increased by 16.2%, 11.8%, and 36.1%, respectively, as compared to fiscal 2017.

The following table presents the gross profit by product types for the year ended June 30,2018 and 2017 as follows:

Gross profit by Product Type

	For the Year ended June 30,
	2018		2017
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %

Pet leashes	$ 2,781,880	39.2%	$ 2,099,871	39.7%	$ 682,009	(0.5%)
Pet collars	4,326,569	40.5%	2,965,102	39.4%	1,361,467	1.1%
Pet harnesses	2,132,201	42.8%	605,927	40.2%	1,526,274	2.6%
Retractable dog leashes	1,066,534	40.2%	666,211	39.4%	400,323	0.8%
Other pet accessories	420,700	35.8%	1,028,775	37.6%	(608,075)	(1.8%)
Intelligent pet products	22,763	38.1%	-	-	22,763
Gift suspender	1,383,940	39.8%	968,986	40.1%	414,953	(0.4%)
Total	$ 12,134,587	40.3%	$ 8,334,872	39.4%	$ 3,799,715	0.9%

Gross profit for pet leashes increased by $682,009 from $2,099,871 in fiscal 2017 to $2,781,880 in fiscal 2018, while gross profit margin increased from 39.7% in fiscal 2017 to 39.2% in fiscal 2018 largely due to a significant increase in our average unit selling price from $1.7 per unit in fiscal 2017 to $2.0 per unit in fiscal 2018, as a result of our improvement of technical design of the products. On the other hand, our sales volume increased from 3,104,632 units to 3,585,550 units in 2018.

Gross profit for pet collars increased by $1,361,467 from $2,965,102 in fiscal year 2017 to $4,326,569 in fiscal year 2018 because our gross profit margin increased from 39.4% in fiscal 2017 to $41.0% in fiscal 2018 also affected by increased average unit selling price from $1.3 per unit in fiscal 2017 to $1.5 per unit in fiscal 2018, as a result of  the improved material and functionality of our products. On the other hand, our sales volume increased from 5,721,774 units  to 7,261,898  units in 2018.

Gross profit for pet harnesses increased by $1,526,274 from $605,927 in fiscal 2017 to $2,132,201 in fiscal 2018 primarily due to increased sales volume by 1.3 million units, while gross profit margin slightly increased by 2.6% from 40.2% in fiscal 2017 to 42.8% in fiscal 2018 due to increased average unit selling price by 36.1% in fiscal 2018.

Gross profit for our retractable dog leash products increased by $400,323 (from $666,211 in fiscal 2017 to $1,066,534 in fiscal 2018), mainly due to increased sales volume by 0.1 million units, while gross profit margin slightly increased by 0.8% from 39.4% in fiscal 2017 to 40.2% in fiscal 2018 due to increased average unit selling price by 23.1% in fiscal 2018.

Gross profit other pet accessories decreased by $608,075 from $1,028,775 in fiscal 2017 to $420,700 in fiscal 2018 while gross profit margin slightly decreased by 1.8% from 37.6% in fiscal 2017 to 35.8% in fiscal 2018 due to decreased average unit selling price by 80.9% in fiscal 2018.

Intelligent pet products are new products that we launched in March 2018, with a gross profit margin of 38.1% for the year ended June 30, 2018.

Gross profit for gift suspenders increased by $414,953 from $968,986 in 2017 to $1,383,940 in 2018 mainly due to the increase in sales volume by approximately 2.6 million units because of increased customized purchase orders for suspenders in fiscal 2018 as compared to fiscal 2017.  Gross profit margin per unit for gift suspenders decreased slightly by 0.4% primarily due to higher material costs incurred.

Expenses

	Years ended June 30,				Changes	Changes
	2018 ($)	2018 (%)	2017 ($)	2017 (%)	($)	(%)
Selling expenses	1,654,629	26.8	789,444	31.3	865,185	109.6
General and administrative expenses	3,943,685	63.8	1,527,563	60.5	2,416,122	158.2
Research and development expenses	580,379	9.4	208,447	8.2	371,932	178.4
Total operating expenses	6,178,693	100	2,525,454	100	3,653,239	144.7

Selling expenses.  Our selling expenses primarily include expenses incurred for participating in various trade-shows to promote sales, salary and sales commission expense paid to our sales personnel, customs clearance charges for product export as well as shipping and delivery expenses. Selling expenses increased by $865,185 or 109.6% from $789,444 in fiscal 2017 to $1,654,629 in fiscal 2018, including increased salary expense by approximately $46,000, increased trade-show expenses by approximately $346,000 and increased marketing expense of approximately $416,000 to fulfill the increased sales orders.  As a percentage of sales, our selling expenses were 5.5% of revenues in fiscal 2018 and 3.7% in fiscal 2017. The increase in selling expenses is consistent with the increase of revenues.

General and administrative expenses.  Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation and bad debt expenses as well as consulting expense.  General and administrative expenses increased by $2,430,792 or 159.1% from approximately $1.5 million in fiscal 2017 to approximately $3.9 million in fiscal 2018, including approximately $238,000 increased travel and related expenses for our public-listing activities, approximately $758,000 increased consulting and other professional fees and approximately $455,000 increased salaries.  As a percentage of revenues, general and administrative expenses were 13.1% and 7.2% of our revenue in fiscal 2018 and 2017, respectively.

Research and development expenses.  Our research and development expenses increased by $371,932 or 178.4% from $208,447 in fiscal 2017 to $580,379 in fiscal 2018, representing 1.2% and 1.9% of our total revenue for fiscal 2018 and 2017, respectively.  We expect the R&D expense to continue to increase, as we continued to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Interest expense.  Our interest expense (net) decreased by $308,288 or 92.8%, from $332,249 in fiscal 2017 to $23,961 in fiscal 2018, because of our reduced bank borrowings in fiscal 2018 and lower interest rate as compared to fiscal 2017, as well as the higher interest income from the excessive IPO proceeds. Our outstanding short-term bank loan was approximately $4.8 million as of June 30, 2018 as compared to approximately $5.9 million loans as of June 30, 2017. The average interest rates for our average outstanding loan in fiscal 2018 and 2017 were 5.75% and 5.75%, respectively.

Other income (expense).  Other income (expense) primarily included foreign exchange transaction gain or loss.  We sell significant portion of our products to the United States, Europe, Japan and other countries and received significant amount of foreign currencies. Other expense was $388,183 in fiscal 2018 and other income was $411,792 in fiscal 2017, including $381,773 foreign currency exchange loss in fiscal 2018 and $320,566 foreign currency exchange gain in fiscal 2017, respectively. The foreign currency exchange loss was the result of the unfavorable USD, Euro and other exchange rates against RMB in fiscal 2018 on our foreign currency which is dominated account receivables. The foreign currency exchange loss for fiscal 2018 was mainly due to the fact that Chinese RMB has gradually appreciated since the beginning of 2018.

Income before income taxes.  Our income before income taxes was approximately $5.5 million in fiscal 2018, a decrease of $359,881 compared with approximately $5.9 million in fiscal 2017. The decrease was primarily attributable to increased sales and gross margin, offset by increased selling and general and administrative expenses, and foreign exchange loss as discussed above.

Provision for income taxes.  Our provision for income taxes was $925,372 in fiscal 2018, decreased by $17,825 from $943,197 in fiscal 2017. The decrease in income tax provision was in line with decreased taxable income for fiscal 2018 as compared to fiscal 2017.

Net Income.  Our net income was approximately $4.6 million in fiscal 2018, decreased by $342,056 from $4.9 million in fiscal 2017. The increase in net income was in line with decreased taxable income for fiscal 2018 as compared to fiscal 2017.

Other comprehensive income.  Foreign currency translation adjustments amounted to deficit of $1,762,729 and $142,519 for the years ended June 30, 2018 and 2017, respectively.  The balance sheet amounts with the exception of equity at June 30, 2018 were translated at 6.6181 RMB to 1.00 USD as compared to 6.7780 RMB to 1.00 USD at June 30, 2017. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2018 and 2017 were 6.5020 RMB to 1.00 USD and 6.8118 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2018	Year ended June 30, 2017
Impact on revenue	$ 210,847	$ 105,858
Impact on operating expenses	$ 42,113	$ 12,627
Impact on net income	$ 32,329	$ 24,729

For the year ended June 30, 2018, if using the RMB 6.6181 to $1.00 (foreign exchange rate as of June 30, 2018) to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would increase by $210,847, $42,113 and $32,329, respectively.

For the year ended June 30, 2017, if using the RMB 6.7780 to $1.00 (foreign exchange rate as of June 30, 2017) to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would increase by $105,858, $12,627 and $24,729, respectively. The total foreign currency translation adjustments amounted to $142,519 and deficit of $225,822 for the years ended June 30, 2017 and 2016, respectively.

The total foreign currency translation adjustments amounted to deficit of $1,762,729 and $142,519 for the years ended June 30, 2018 and 2017, respectively.

For the Years Ended June 30, 2017 and 2016

 The following table summarizes the results of our operations for the years ended June 30, 2017 and 2016, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended June 30, 2017		Year ended June 30, 2016
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$ 21,172,091	100.0%	$ 16,094,892	100.0%	$ 5,077,199	31.5%
Cost of sales	12,837,219	60.6%	10,536,158	65.5%	2,301,061	21.8%
Gross profit	8,334,872	39.4%	5,558,734	34.5%	2,776,138	49.9%
Operating expenses
Selling expenses	789,444	3.7%	632,859	3.9%	156,585	24.7%
General and administrative expenses	1,527,563	7.2%	1,088,731	6.8%	438,832	40.3%
R&D expense	208,447	1.0%	193,786	1.2%	14,661	7.6%
Total operating expenses	2,525,454	11.9%	1,915,376	11.9%	610,078	31.9%
Income from operations	5,809,418	27.4%	3,643,358	22.6%	2,166,060	59.5%
Other income (expenses)
Interest expense, net	(332,249)	(1.6%)	(355,252)	(2.2%)	23,003	(6.5%)
Foreign exchange gain	320,566	1.5%	772,561	4.8%	(451,995)	(58.5%)
Other income (expenses)	91,226	0.4%	29,584	0.2%	61,642	208.4%
Total other income (expenses)	79,543	0.4%	446,893	2.8%	(367,350)	(82.2%)
Income before income taxes	5,888,961	27.8%	4,090,251	25.4%	1,798,710	44.0%
Provision for income taxes	943,197	4.5%	606,810	3.8%	336,387	55.4%
Net income	$ 4,945,764	23.4%	$ 3,483,441	21.6%	$ 1,462,323	42.0%

Revenues.  Revenues increased by $5,077,199, or 31.5%, to approximately $21.2 million for the fiscal year ended June 30, 2017 from approximately $16.1 million for the fiscal year ended June 30, 2016.  While total revenues increased, on the other hand, the total quantity of product sold has decreased by 2.2% for the year ended June 30, 2017 compared to the same period for 2016, primarily due to decreased unit sales of traditional model of pet leashes and pet harnesses, offset by the increased unit sales of retractable pet leashes, pet accessories and gift suspender. These decreased unit sales were largely as a result of our decision to shift our sales efforts on our higher margin product such as new models of pet leashes and harnesses to replace the traditional models, retractable pet leashes and pet accessories. We have cut back our marketing resources on our lower margin products such as traditional pet leashes, pet collars and pet harnesses, which lead to decreased customer orders on those products.

Revenue by Product Type

Product category	Total Revenue for years ended June 30,		QTY sold in 2017	QTY sold in 2016	Variance in QTY	% of QTY variance	Average unit price		Price
	2017	2016					2017	2016	Difference
Pet leashes	$ 5,290,918	$ 4,444,610	3,104,632	4,736,574	(1,631,942)	(34.5%)	$1.7	$0.9	$0.8
Pet collars	7,529,420	5,408,803	5,721,774	6,252,470	(530,696)	(8.5%)	1.3	0.9	0.4
Pet Harnesses	1,508,426	2,776,354	892,024	2,006,010	(1,113,986)	(55.5%)	1.7	1.4	0.3
Retractable dog leashes	1,691,066	1,318,640	419,674	290,354	129,320	44.5%	4.0	4.5	(0.5)
Other pet accessories	2,737,143	1,226,905	1,880,595	532,182	1,348,413	253.4%	1.5	2.3	(0.8)
Gift suspender	2,415,118	919,580	6,780,481	5,397,395	1,383,086	25.6%	0.4	0.2	0.2
Total	$ 21,172,091	$16,904,892	18,799,180	19,214,985	(415,805)	(2.2%)	$1.1	$0.8	$0.3

Pet leashes

Revenue from pet leashes increased by $846,308, or 19.0%, from $4,444,610 in fiscal 2016 to $5,290,918 in fiscal 2017. The increase was mainly attributable to higher average unit selling price in fiscal 2017.  Our sales volume for pet leashes decreased from 4.7 million units sold in 2016 to 3.1 million units sold in 2017, especially decrease in sales in some low value nylon pet leashes to adapt to the market change. On the other hand, in order to meet the increasing customer demands for high quality product, we improved certain technical design and functionality of the pet leash component and parts, and new materials have been used to make the products more pet-friendly, as a result, we are able to charge a higher unit selling price on pet leash products. The average unit selling price increased from $0.9 per unit in fiscal 2016 to $1.7 per unit in fiscal 2017, representing an increase of 80.9% from last year, primarily due to our improved technology and product design. The decrease in sales volume was compensated by the increase in average unit selling price, which led to the overall increase in our revenue for traditional pet leashes.

Pet collars

Revenue from pet collars increased by $2,120,617 or 39.2%, from $5,408,803 in fiscal 2016 to $7,529,420 in fiscal 2017. The increase in pet collar revenue was also attributable to the increased in averaging unit selling price by $0.4 per unit, or 52.1%, from $0.9 per unit in fiscal 2016 to $1.3 per unit in fiscal 2017, largely affected by new product design and technology and material improvements which led us to charge higher selling price. On the other hand, our sales volume for pet collars decreased from approximately 6.3 million units in fiscal 2016 to approximately 5.7 million units in fiscal 2017, representing a decrease of 8.5% from last year.  The decrease in sales volume was compensated by the increase in our average unit selling price, which is the reason for the overall increase in our revenue for pet collar products.

Pet harnesses

Revenue from pet harnesses decreased by $1,267,928 or 45.7%, from $2,776,354 in fiscal year 2016 to $1,508,426 in fiscal year 2017. The decrease in sales was due to the decreased sales volume from approximately 2 million units sold in fiscal 2016 to 892,024 units sold in fiscal 2017, representing a decrease in sales volume of approximately 1.1 million units or 55.5% from last year. On the other hand, we improved certain technical design and functionality of the pet harness component and parts, and new materials have been used to make the products more pet-friendly, as a result, our average unit selling price on pet harness products increased from $1.4 per unit in fiscal 2016 to $1.7 per unit in fiscal 2017, representing a 22.5% increase.  The slight increase in average unit selling price was not enough to compensate the sharp decrease in sales volume, which contributed to the decrease in revenue for our pet harness products.

Retractable dog leashes

Retractable dog leashes are new products that we launched in fiscal 2015. They give dogs more freedom when out for walks and runs. They allow the dog a longer lead than the traditional 6 to 8 feet of roaming. This results in less strain on the dog's neck as well as for the dog walker. Both owners and canines can have a more enjoyable experience on their daily walks with the retractable dog leash. Dogs can have fun exploring more whilst out and about with their masters. Revenue from retractable dog leashes increased by $372,426 or 28.2%, from $1,318,640 in fiscal 2016 to $1,691,066 in fiscal 2017. The increase in revenue of retractable dog leashes was mainly due to increased sales volume by 129,320 units or 44.5% from fiscal 2016, offset by a modest decrease in average selling price by $0.5 per unit due to market competition.

Other pet accessories

Other pet accessories include various dog comfort wrap harnesses, pet muzzles, metal chain traffic leashes, pet belt and ropes, etc., which are normally customized to fulfill customers’ purchase orders. Revenue from other pet accessories increased by $1,510,238 or 123.1%, from $1,226,905 in fiscal 2016 to $2,737,143 in fiscal 2017.  The increase in revenue from other pet accessories was due to increased sales volume from 532,182 units sold in fiscal 2016 to approximately 1.9 million units sold in fiscal 2017, representing a 253.4% increase in sales volume from fiscal 2016. On the other hand, due to market competition, our average selling price decreased by $0.8 per unit or 36.9% from fiscal 2016.

Gift suspenders

Gift suspenders include various ribbons and belts used in the badges, name tags and gift bags. Revenue from gift suspenders increased by $1,495,538 or 162.6%, from $919,580 in fiscal 2016 to $2,415,118 in fiscal 2017, largely affected by increased average unit selling price by $0.19 per unit or 109.1% from $0.17 per unit in 2016 to $0.36 per unit in 2017. In addition, sales volume on gift suspenders also increased by approximately 1.4 million units, or 25.6% when comparing fiscal 2017 to fiscal 2016 due to increasing customer demands.

Revenue by Geographic Area

	For the Years Ended June 30,
	2017		2016
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

United States	$ 9,082,416	42.9%	$ 8,013,472	49.8%	$ 1,068,944	13.3%
Europe	2,618,851	12.4%	2,022,710	12.6%	596,141	29.5%
Australia	149,635	0.7%	107,461	0.7%	42,174	39.2%
Canada	481,142	2.3%	233,461	1.5%	247,681	106.1%
Central and south America	411,281	1.9%	356,434	2.2%	54,847	15.4%
Japan and other Asian countries and regions	1,589,229	7.5%	1,983,897	12.3%	(394,668)	(19.9%)
China	6,839,534	32.3%	3,377,457	21.0%	3,462,077	102.5%
Total	$ 21,172,091	100.0%	$ 16,094,892	100.0%	$ 5,077,199	31.5%

Our sales from the United States market increased by $1,068,947 or 13.3% from approximately $8,013,472 in fiscal 2016 to $9,082,416 in fiscal 2017. Our products have been sold to a lot of chain stores such as PETSMART, Petco, PETMATE, Walmart, Target and Aspen, etc.

Our sales in the European market also increased by $596,141 or 29.5% from approximately $2,022,710 in fiscal 2016 to $2,618,851 in fiscal 2017 since the demand is growing.

Sales from the Chinese market increased by $3,462,077, or 102.5%, from $3,377,457 in fiscal 2016 to $6,839,534 in fiscal 2017, due to increased customer demand. As we have seen the Chinese pet market is growing with huge market potential, we will increase our focus on the Chinese market in 2018 and beyond when we expand our factory facilities.

Cost of goods sold. Our cost of goods sold increased by $2,301,061 or 21.8% to approximately $12.8 million in fiscal 2017 from approximately $10.5 million in fiscal 2016, which is consistent with sales growth in fiscal 2017. As a percentage of revenues, the cost of goods sold decreased by approximately 4.9% to 60.6% in fiscal 2017 from 65.5% in fiscal 2016. Due to our continuous improvements in the product quality and design, we are able to charge higher selling price on our products. Accordingly, our cost of goods sold as a percentage of revenue slightly decreased in fiscal 2017.

Gross profit. Our gross profit increased by $2,776,138, or 49.9%, to approximately $8.3 million in fiscal 2017 from approximately $5.6 million in fiscal 2016. The higher gross profit in fiscal 2017 was mainly because we are able to charge higher unit selling price for our traditional pet leashes and pet collar products sold as a result of our design improvement and better materials used, as well as the increased sales volume in other pet accessories and gift suspender product sales in fiscal 2017. Our overall gross profit margin was 39.4% in fiscal 2017, as compared with 34.5% in fiscal 2016. The increase in gross margin by 4.9% was primarily attributable to our improvements in technical design and functionality of the component and parts for our pet leash, pet harness and pet collars, as a result, the average selling price on our pet leash, pet collar and pet harness products increased by 81.6%, 52.1%, and 22.2%, respectively, as compared to fiscal 2016.

Our gross profit by product types are as follows:

	For the Year ended June 30,
	2017		2016		Variance in
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Gross profit	Variance in Gross profit %

Pet leashes	$ 2,099,871	39.7%	$ 1,280,009	28.8%	$ 819,862	10.9%
Pet collars	2,965,102	39.4%	1,803,350	33.3%	1,161,752	6.1%
Pet harnesses	605,927	40.2%	857,613	30.9%	(251,686)	9.3%
Retractable dog leashes	666,211	39.4%	713,599	54.1%	(47,388)	(14.7%)
Other pet accessories	1,028,775	37.6%	475,053	38.7%	553,722	(1.1%)
Gift suspender	968,986	40.1%	429,110	46.7%	539,876	(6.6%)
Total	$ 8,334,872	39.4%	$ 5,558,734	34.5%	$ 2,776,138	4.9%

Gross profit for pet leashes increased by $819,862 from $1,280,009 in fiscal 2016 to $2,099,871 in fiscal 2017, while gross profit margin increased from 28.8% in fiscal 2016 to 39.7% in fiscal 2017 largely due to a significant increase in our average unit selling price from $0.9 per unit in fiscal 2016 to $1.7 per unit in fiscal 2017 as a result of our improvement of technical design of the products.

Gross profit for pet collars increased by $1,161,752 from $1,803,350 in fiscal year 2016 to $2,965,102 in fiscal year 2017 because our gross profit margin increased from 33.3% in fiscal 2016 to $39.4% in fiscal 2017 also affected by increased average unit selling price from $0.9 per unit in fiscal 2016 to $1.3 per unit in fiscal 2017, as a result of the improved material and functionality of our product.

Gross profit for pet harnesses decreased by $251,686 from $857,613 in fiscal 2016 to $605,927 in fiscal 2017 primarily due to decreased sales volume by 1.1 million units, while gross profit margin slightly increased by 9.3% from 30.9% in fiscal 2016 to 40.2% in fiscal 2017 due to increased average unit selling price by 22.2% in fiscal 2017.

Gross profit for our retractable dog leash products decreased by $47,388 (from $713,599 in fiscal 2016 to $666,211 in fiscal 2017), mainly due to decreased gross profit margin, from 54.1% in fiscal 2016 to 39.4% in fiscal 2017. We launched our retractable dog leash series in fiscal 2015 and tried our best efforts to improve the design and technical parts to meet customer demands and requirements. We were able to charge a premium price for these products at the beginning of the launch due to relatively lack of market competition.  To increase our brand awareness, we offered a competitive selling price in fiscal 2017 to target more customers and increase our market shares, we lowered our selling price by $0.5 per unit in fiscal 2017, which reduced our gross margin by 14.7%.

Gross profit other pet accessories increased by $553,722 from $475,053 in fiscal 2016 to $1,028,775 in fiscal 2017 largely due to a combination of increased sales volume by 1.3 million units or 253.4% and decreased average unit selling price. We received more sales orders from customers in 2017 for our pet muzzles and dog comfort wrap harnesses while our average selling price decreased by $0.85 per unit from $2.31 per unit in 2016 to $1.46 per unit in 2017, which led to the slightly decreased profit margin by 1.1% from 38.7% in fiscal 2016 to 37.6% in fiscal 2017.

Gross profit for gift suspenders increased by $539,876 from $429,110 in 2016 to $968,986 in 2017 mainly due to the increase in sales volume by approximately 1.4 million units because of increased customized purchase orders for suspenders in fiscal 2017 as compared to fiscal 2016.  Gross profit margin per unit for gift suspenders decreased slightly by 6.6% primarily due to higher material costs incurred.

Selling expenses.  Our selling expenses primarily include expenses incurred for participating in various trade-shows to promote sales, salary and sales commission expense paid to our sales personnel, customs clearance charges for product export as well as shipping and delivery expenses. Selling expenses increased by $156,585 or 24.7% from $632,859 in fiscal 2016 to $789,444 in fiscal 2017, including increased salary expense by approximately $39,000, increased trade-show expenses by approximately $52,000 and increased customs clearance charges of approximately $75,000 to fulfill the increased sales orders.  As a percentage of sales, our selling expenses were 3.7% of revenues in fiscal 2017 and 3.9% in fiscal 2016. The increase in selling expenses is consistent with the increase of revenues.

General and administrative expenses.  Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation and bad debt expenses as well as consulting expense.  General and administrative expenses increased by $438,832 or 40.3% from approximately $1.1 million in fiscal 2016 to approximately $1.5 million in fiscal 2017, including approximately $149,000 increased travel and related expenses for our public-listing activities, approximately $203,000 increased consulting and other professional fees and approximately $67,000 increased inspection and testing expense for our production.  As a percentage of revenues, general and administrative expenses were 7.2% and 6.8% of our revenue in fiscal 2017 and 2016, respectively.

Research and development expenses.  Our research and development expenses increased by $14,661 from $193,786 in fiscal 2016 to $208,447 in fiscal 2017, representing 1.0% and 1.2% of our total revenue for fiscal 2017 and 2016, respectively.  We expect the R&D expense to continue to increase, as we continued to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Interest expense.  Our interest expense (net) decreased by $23,003 or 6.5%, from $355,252 in fiscal 2016 to $332,249 in fiscal 2017, because of our reduced bank borrowings in fiscal 2017 and lower interest rate as compared to fiscal 2016. Our outstanding short-term bank loan was approximately $5.9 million as of June 30, 2017 as compared to approximately $6.0 million loans as of June 30, 2016. The average interest rates for our average outstanding loan in fiscal 2017 and 2016 were 5.75% and 6.38%, respectively.

Other income (expense).  Other income (expense) primarily included foreign exchange transaction gain or loss.  We sell significant portion of our products to the United States, Europe, Japan and other countries and received significant amount of foreign currencies. Other income was $411,792 in fiscal 2017 and $802,145 in fiscal 2016, including $320,566 and $772,561 foreign currency exchange gain, respectively. The foreign currency exchange gain was the result of the favorable USD, Euro and other exchange rates against RMB in fiscal 2017 and fiscal 2016 on our foreign currency dominated account receivables. The decrease in foreign currency exchange gain for fiscal 2017 was mainly due to the fact that Chinese RMB has gradually appreciated since the beginning of 2017.

Income before income taxes.  Our income before income taxes was approximately $5.9 million in fiscal 2017, an increase of $1.8 million compared with approximately $4.1 million in fiscal 2016. The increase was primarily attributable to increased sales and gross margin, increased selling and general and administrative expenses, offset by decreased foreign exchange gain as discussed above.

Provision for income taxes.  Our provision for income taxes was $943,197 in fiscal 2017, an increase by $336,387 from $606,810 in fiscal 2016. The increase in income tax provision was in line with increased sales, gross profit and taxable income for fiscal 2017 as compared to fiscal 2016.

Net Income.  Our net income was approximately $4.9 million in fiscal 2017, increased by $1.5 million from $3.5 million in fiscal 2016. The increase in net income was in line with increased sales and gross profit for fiscal 2017 as compared to fiscal 2016.

Other comprehensive income.

Foreign currency translation adjustments amounted to $142,519 and deficit of $225,822 for the years ended June 30, 2017 and 2016, respectively.  The balance sheet amounts with the exception of equity at June 30, 2017 were translated at 6.7780 RMB to 1.00 USD as compared to 6.6434 RMB to 1.00USD at June 30, 2016. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2017 and 2016 were 6.8118 RMB to 1.00 USD and 6.4416 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year Ended June 30, 2017	Year Ended June 30, 2016
Impact on revenue	$ 105,858	$ (488,899)
Impact on operating expenses	$ 12,627	$ (58,182)
Impact on net income	$ 24,729	$ (105,813)

For the year ended June 30, 2017, if using the RMB 6.7780 to $1.00 (foreign exchange rate as of June 30, 2017) to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would increase by $105,858, $12,627 and $24,729, respectively.

For year ended June 30, 2016, if using the RMB 6.6434 to $1.00 (foreign exchange rate as of June 30, 2016) to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income will decrease by $488,899, $58,182 and $105,813, respectively.

The total foreign currency translation adjustments amounted to deficit of $1,777,399, gain of $142,519 and deficit of $225,822 for the years ended June 30, 2018, 2017 and 2016, respectively.

Liquidity and Capital Resources

On December 18, 2017, we completed an initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $50.2 million. As of June 30, 2018, we had cash and cash equivalents of approximately $7.1 million. The excessive cash from the IPO proceed were used to purchase short-term investments of approximately $28.2 million, which consists of wealth management financial products with maturities within one to three months.  These short-term investments are highly liquidated upon maturity and can be used as working capital when needed.

Our current assets were approximately $46.2 million, and our current liabilities were approximately $8.8 million, which resulted in a current ratio of 5.3:1. Total shareholders’ equity as of June 30, 2018 was approximately $60.7 million.

As of June 30, 2018, we have outstanding loans of approximately $4.8 million from various banks in China. To secure these debts, we pledged certain land use rights and buildings as collaterals to safeguard these bank loans, and Mr. Silong Chen and his parents also jointly signed maximum guarantee agreement to provide additional guarantee to these bank loans. We acquired Meijia in March 2018 for a total purchase of $10.7 million. We used the IPO proceeds for this acquisition. We have no other significant acquisition plan in the near future. Total capital expenditure on decoration and purchase of equipment and machinery to bring Meijia manufacturing facility into use amounted to approximately RMB 160 million ($24.6 million), among which we already spent RMB 29 million ($4.5 million) decoration costs as of the date of this Report and will spend additional RMB 100 million ($20.1 million) on machinery and equipment purchase and installation in the next few months.  We expect to utilize this facility in the first half of 2019.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and the proceeds from the IPO. Management expects to generate significant amount of revenue from the new developed intelligent pet products, which may further strength our cash position.  Management also expects to be able to refinance all of their short term loans upon maturity based on past experience and the Company’s good credit history. In addition to the current borrowings, the Company also secured another Line of Credit with ICBC, which can provide an additional maximum funding of RMB 16 million (approximately $2.4 million) during the period of February 12, 2015 to February 12, 2020. The Company has not yet drawn upon this line of credit.

Presently, our principal sources of liquidity are generated from our operations, proceeds from our IPO, and loans from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections. We believe that we have sufficient cash to fund our future operations for the next 12 months.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2018	2017	2016
Net cash provided by operating activities	$ 3,514,385	$ 5,507,991	$ 3,948,631
Net cash used in investing activities	(44,260,971)	(3,620,512)	(1,219,728)
Net cash provided by (used in) financing activities	47,612,781	(2,009,665)	(1,642,101)
Effect of exchange rate change on cash	(1,285,556)	242,547	19,805
Net increase in cash	5,580,639	120,361	1,106,607
Cash, beginning of year	1,504,596	1,384,235	277,628
Cash, end of year	$ 7,085,235	$ 1,504,596	$ 1,384,235

Operating Activities

Net cash provided by operating activities was approximately $3.5 million in fiscal 2018, including net income of $4.6 million, adjusted for non-cash items for approximately $0.9 million and adjustments for changes in working capital around $2.4 million. The adjustments for changes in working capital mainly included an increase in accounts receivable of $1,462,024 due to increased credit sales in fiscal 2018, an increase in inventory of $1,235,858 in order to stockpile sufficient inventory to fulfill future sales orders and meet the increased sales trend, and offset with increase in accrued expense $780,610 and tax payable of $753,832 in fiscal 2018.

Net cash provided by operating activities was approximately $5.5 million in fiscal 2017, including net income of $4.9 million, adjusted for non-cash items for approximately $0.5 million and adjustments for changes in working capital around $0.06 million. The adjustments for changes in working capital mainly included an increase in accounts receivable of $743,349 due to increased credit sales in fiscal 2017, an increase in inventory of $434,413 in order to stockpile sufficient inventory to fulfill future sales orders and meet the increased sales trend, and offset with an increase in tax payable of $871,307 due to increased taxable income in fiscal 2017.

Net cash provided by operating activities for the year ended June 30, 2016 was approximately $3.9 million, which was primarily attributable to net profit around $3.5 million, adjusted for non-cash items for approximately $0.9 million and adjustments for changes in working capital around $0.5 million. The adjustments for changes in working capital mainly included (i) increase in accounts receivable around $0.6 million due to an increase in sales in the end of fiscal 2016, (ii) decrease in inventory around $0.4 million due to more sales in fiscal 2016 and (iii) decrease in accounts payable around $0.8 million and decrease in accrued expense and liability of $0.2 million due to repayments to suppliers and venders, offset by the increase in tax payable of $0.7 million.

Investing Activities

Net cash used in investing activities was approximately $44.2 million in fiscal 2018, as compared to net cash used in investing activities of $3.6 million in fiscal 2017, primarily due to increase in short-term investment $28.8 million and our improvements to the production facility and purchase of equipment to increase our production capacity $15.6 million in fiscal 2018.

Net cash used in investing activities was approximately $3.6 million in fiscal 2017, as compared to net cash used in investing activities of $1.2 million in fiscal 2016, primarily due to our improvements to the production facility and purchase of equipment to increase our production capacity in fiscal 2017.

Financing Activities

Net cash provided by financing activities was approximately $47.6 million in fiscal 2018. During fiscal 2018, we received cash in net proceeds from initial public offering approximately $50.2 million, proceeds from short-term bank loan were approximately $6.1 million and our repayments of short-term bank loans upon maturity were approximately $4.9 million, proceeds from (repayment of) related party loans approximately $1.4 million.

Net cash used in financing activities was approximately $2 million in fiscal 2017. During fiscal 2017, our proceeds from short-term bank loan were approximately $5.8 million and our repayments of short-term bank loans upon maturity were approximately $5.9 million. In addition, in connection with our reorganization of the Company’s legal structure, in December 2016, our Board of Directors approved the issuance of dividend in the total amount of $2.7 million (RMB 17 million) to our Company’s founding shareholder, Mr. Silong Chen. $2.7 million (RMB 17 million) was paid in December 2016. In fiscal 2017, we further received $745,579 related party loan from Mr. Silong Chen as a working capital.

Net cash used in financing activities was approximately $1.6 million in fiscal 2016. In fiscal 2016, proceeds from short-term bank loans were approximately $6.2 million. On the other hand, we repaid $8.2 million loans upon maturity in 2016, in connection with the bank loan repayment, approximately $2 million restricted cash was released by the bank and became available for use in fiscal 2016. In addition, we also repaid $1.6 million related party loans in fiscal 2016.

Loan Facilities

As of June 30, 2018, and 2017, the details of all our short-term bank loans are as follows:

	June 30,	June 30,
	2018	2017
Bank of Communications:
Effective interest rate at 5.655%, due on July 29, 2017	$ -	$ 3,835,962
Effective interest rate at 5.655%, due on July 31, 2018	3,022,000	3,835,962
Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 6.53%, due on January 20, 2017	-	1,770,444
Effective interest rate at 6.53%, due on January 10, 2019	1,813,200	-
Effective interest rate at 6.53%, due on May 23, 2017	-	265,567
Total	$ 4,835,200	$ 5,871,973

On August 17, 2018, the Company renewed the loan agreement with Bank of Communications Dongguan Branch and borrowed approximately $4.5 million (RMB 30 million) for one year with a due date. The Company had drawn down approximately $3.0 million (RMB 20 million) of the loan to purchase raw materials on August 21, 2018. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.5625 basis points. The Company pledged the land use right of approximately $2.3 million and buildings of approximately $8.4 million acquired from Meijia as collateral to secure this loan. In addition, Mr. Silong Chen, CEO of the Company, provided personal guarantee for the loan.

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least the next twelve months. There is no seasonality of our borrowing activities.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 1.6% in 2018, 1.4% in 2017 and 2.0% in 2016.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. The export sales represent 50.2% and 67.7% of our revenue for the years ended June 30, 2018 and 2017, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues, if any, will continue being denominated in U.S. dollars. Having the substantial portion of our revenues contract denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. In fiscal 2018, the value of the RMB appreciated in relation to the U.S. dollar by approximately 2.3%. In fiscal 2017, the value of the RMB depreciated in relation to the U.S. dollar by approximately 5.7%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

RMB against the USD (%)
2018	2.47%
2017	(5.7%)
2016	(3.9%)

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Contractual Obligations

The Company’s subsidiary Dongguan Jiasheng leases manufacturing facilities and administration office spaces under operating leases. Current leases for the major manufacturing facilities and office space are set to expire on April 30, 2027. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2018:

Payment Due by Period

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating lease arrangements	$ 2,001,409	$ 380,728	$ 547,912	$ 398,880	$ 669,889
Total	$ 2,001,409	$ 380,728	$ 547,912	$ 398,880	$ 669,889

Capital Expenditures

We had capital expenditures of approximately $15.4 million, $3.6 million and $1.2 million for the years ended June 30, 2018, 2017 and 2016, respectively for purchases of buildings, equipment, machinery and land use right in connection with our business activities.

On March 16, 2018, we acquired the manufacturing buildings and land use right from Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzheng) Industrial Co., Ltd (“Meijia”). Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This acquisition enables us to build our own facility instead of leasing manufacturing facilities and expand our production capacity sustainably to meet increased customer demand. Total capital expenditure on decoration and purchase of equipment and machinery to bring Meijia manufacturing facility into use amounted to approximately RMB 160 million ($24.6 million), among which we already spent RMB 29 million ($4.5 million) decoration costs as of the date of this Report and will spend additional RMB 100 million ($20.1 million) on machinery and equipment purchase and installation in the next few months. We expect to utilize this facility for production in the first half of 2019.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2018 and 2017 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

Revenue from product sales is recognized when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Income Tax

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2018, 2017 and 2016. All of the tax returns of the Company remain subject to examination by the tax authorities for five years from the date of filing.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. In connection with our acquisition of Zhangzhou Meijia (Note 11), We elected to early adopt the standard in current fiscal year and determined that the transaction costs in connection with the Meijia assets acquisition is immaterial and adoption of the standard had no material impact on our consolidated financial statements.

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company will adopt ASC 606 on July 1, 2018, using the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has evaluated the impact of ASC 606 and has determined that fixed-price contracts, which comprise substantially all of the Company’s revenue, will most often represent a single performance obligation. The Company determined that the adoption of this new guidance will not result in a cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for adjustments to tax effects that were originally recorded in other comprehensive income due to changes in the U.S. federal corporate income tax rate resulting from the enactment of the U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act. The Company does not expect this guidance will have a material impact on its condensed consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

Item 6.

Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Silong Chen	37	Chief Executive Officer and Director
Yunhao Chen	42	Chief Financial Officer
Jiwei Yuan	41	Chief Technology Officer and Director
Minliang Gong	36	Chief Operating Officer
Qingshen Liu	45	Independent Director
Zhiqiang Shao	45	Independent Director (Audit Committee Chair)
Zhicong Weng	46	Independent Director

The business address of all such senior management and directors is Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217.

Silong Chen

Mr. Chen serves as our Chief Executive Officer and Chairman of our Board of Directors. Mr. Chen founded our Chinese subsidiary in 2003 and has more than 14 years of experience in the pet products industry. Mr. Chen created the brand Dogness in 2008. Since 2017, Mr. Chen has served as the executive director of the Guangdong Province Economic Research Institute. We have chosen Mr. Chen to serve as a director because of his expertise and experience in the pet supply industry.

Yunhao Chen

Dr. Chen serves as our Chief Financial Officer. Prior to joining our company, Dr. Chen served as the CFO for a US company since 2014, where she directed and managed the company’s financial reporting and accounting functions. With a Ph.D. in Accounting and an MBA from the University of Minnesota, and a BE degree from University of International Business and Economics of China, Dr. Chen has also been active in the academic area. From 2007 to 2014, Dr. Chen has been a faculty member at Florida International University and University of Miami. From 2011 till present, she has been teaching at Southern Medical University as a Visiting Professor (Healthcare MBA). We have chosen Dr. Chen as our Chief Financial Officer because of her knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. She holds an active CPA license and has conducted analyses and research of large amount of formal filings of SEC registrants, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. Dr. Chen also published research results in both accounting and finance journals such as Journal of American Tax Association, Journal of Information System, and Financial Management.

Minliang Gong

Mr. Gong has served as our Chief Operating Officer since May 2010. He joined our company with 11 years of experience in brand marketing management and marketing model design. Mr. Gong worked for Zhongshan Rongshida Kitchen & Bath Appliance Co., Ltd from September 2005 to May 2010, where he specialized in marketing and acted as the Regional Manager and Assistant to General Manager. Mr. Gong graduated from Jiang’xi Agriculture University with a Bachelor degree in Economics.

Jiwei Yuan

Mr. Yuan has been our Chief Technology Officer and director since 2017. Since 2017, he has been the Technical Director at Hangsheng Duonisi (Shenzhen) Smart Technology Co., Ltd where he is responsible for the design and implementation of the smart pets collar (pets social media section). From 2015 to 2017, Mr. Yuan acted as the Project Manager at Shenzhen Aerospace Innotech Technology Co., Ltd, where he was responsible for the technical documentation of the Smart Collar software platform, the interface definition of PetServer, App Server and PetAdmin, and process plan for the GPS programming, as well as the quality control of the Smart Collar software platform. In 2015, Mr. Yuan was the Project Manager at Shenzhen Qianhai Taoguo Internet Co., Ltd. From 2008 to 2014, he served as Technical Manager at Dongfang Communications Co., Ltd and from 2005 to 2008, he acted as Software Engineer at Shenzhen Hadaxun Communications Technology Co., Ltd. Mr. Yuan graduated from Harbin Institute of Technology in 2005 with a B.A. degree in Computer Science and Technology. Mr. Yuan has five-year experience in developing C language and 4 years’ experience in Java programming and he is familiar with object programming. We have asked Mr. Yuan to serve on our Board of Directors because of his experience in smart wearable technology, which will play an important role in the future of our company.

Qingshen Liu

Dr. Qingshen Liu is an associate professor in the Faculty of Animal Science at South China Agriculture University. He has many years of experience in teaching, research, and social services and focuses on commercial animal breeding, nutrition, and biotechnology. Dr. Liu’s vast industry involvement includes senior roles at the Chinese Association of Animal Science and Veterinary Medicine, the Guangdong Zoological Society, the Guangdong Association of Animal Husbandry and Veterinary Medicine, the Guangdong Pet Industry Technology Innovation Alliance, the Guangdong Vocational Education Strategic Alliance for the pet industry, and the China Native Dog Protection Association. He is also a consultant for the China Pet Health Nutrition Association, the Dongguan Pet Industry Association, and the Guangdong Province Science and Technology Project. He is an editor of Kennel Technology and the Guangdong Journal of Animal and Veterinary Science. Dr. Qingshen Liu holds a Ph.D in animal nutrition and feed science from South China Agricultural University. We have appointed Dr. Liu because of his expertise in animal science and knowledge of research, product development and education.

Zhiqiang Shao

Mr. Shao has been an independent director since 2017. Since May 2015, Mr. Shao has been the Vice Risk Control Officer in Paisheng Technology Group Co., Ltd, where he is responsible for implementing the company’s corporate risk control strategy. From March 2010 through April 2015, Mr. Shao was the Financial and Risk Control Director at Dongguan Xiangbang Credit Guarantee Ltd. From November 2006 through February 2010, Mr. Shao was the Financial and Risk Control Manager at China Zhongkezhi Guarantee Group Co., Ltd, Dongguan Branch. From July 1996 to October 2006, Mr. Shao worked as the Financial Manager for Huiyang Wanli Plastic Products Co.,Ltd/Dongguan Wanjia Toys Co., Ltd. In July 1996, he graduated from a three-year college in Accounting, Shanghai Lixin Institute of Accounting and Finance (formerly Shanghai Lixin College of Accounting), and earned his Bachelor in Financial Management from South China Normal University in May 2017.

Zhicong Weng

Mr. Weng has been one of our independent directors since 2017. Since 2016, he has been the Executive Director at Guangzhou Zhongjing Duonisi Industrial Co., Ltd. and the Chairman of the board of Shenzhen Juhe Touzi Co., Ltd. Since 2014, Mr. Weng has been the chairman of the board of Shenzhen Zhouliufu Jewelry Culture Communication Co. Ltd. Since 2012, he has been the chairman of the board of Shenzhen Jindaxiang Jewelry Co., Ltd. Since 2006, he has been serving as the chairman of the board of Guangzhou Jindaxiang Jewelry Co., Ltd. Mr. Weng serves as the President of Putian City Education Foundation and the Honorary President of Shenzhen Putian Chamber of Commerce. Mr. Weng graduated in 2015 from Huazhong Normal University’s two- years’ Business Administration program. In 2011, he received a Certificate of Completion of EMBA study at Zhongshan University, School of Management. Mr. Weng received a three-year college diploma from Jimei University in 1996. We believe Mr. Weng’s experience in management at a variety of companies in China make him a qualified member of our Board of Directors.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among any members of the executive officers.

B. Employment Agreements

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees of the Chinese entity in order to establish an employment relationship.

In China, all employers must compensate their employees equal to at least the local minimum wage standards. Our employees are all entitled to receive payment of at least RMB 1,720 per month for full-time workers and RMB 16.4 per hour for part-time employees, with overtime calculated at 1.5 times normal rate for weekday overtime, 2 times normal rate for weekends and 3 times normal rate for holidays. Our employment agreements typically begin with a one month trial period.

All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. We believe our labor relationships are good.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social insurance programs for our executive officers in accordance with PRC regulations. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Silong Chen

Prior to commencing our initial public offering, we did not have a written employment agreement with our Chief Executive Officer, Mr. Silong Chen, who substantially controlled the operations of our business. On May 28, 2017, we entered a written employment agreement with Mr. Chen. Under the terms of Mr. Chen’s employment agreement, he is entitled to base compensation of  $10,000 per month. Mr. Chen received options to purchase 360,000 Class A Common Shares for a purchase price of $1.50 per share, which options will vest monthly at a rate of 10,000 per month for the next three years following the completion of our initial public offering, with the first tranche vesting one month after completion of the offering. Mr. Chen’s employment agreement has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

Yunhao Chen

Effective May 28, 2017, we entered a written employment agreement with Dr. Chen to serve as our Chief Financial Officer. Under the terms of Dr. Chen’s employment agreement, she was entitled to base compensation of $10,000 per month through December 31, 2017. Beginning in January 2018, Dr. Chen’s salary will be $150,000 per year. Effective as of the closing of our initial public offering, Dr. Chen received options to purchase 120,000 Class A Common Shares for a purchase price of $1.50 per share, which options will vest monthly at a rate of 5,000 per month for the next two years following the completion of the offering, with the first tranche vesting one month after completion of the offering. Dr. Chen’s employment agreement will be for a term of two years and may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event she is unable to perform assigned tasks or the parties are unable to agree to changes to her employment agreement.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2018, 2017 and 2016 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of June 30, 2018, 2017 and 2016, we had five (5), one (1) and one (1) director, respectively. When we had only one director, such director was Mr. Silong Chen, who is also our Chief Executive Officer. Since June 30, 2016, we have appointed four more directors to our Board of Directors: our Chief Technology Officer, Mr. Jiwei Yuan, and three (3) Non-Employee Directors: Messers Liu, Weng and Shao. None of the Non-Employee Directors received any compensation in 2016, 2017 or 2018, and Mr. Yuan did not receive any compensation other than as an employee of our company.

Non-Employee Directors

Historically, we have not paid our directors for acting as such, as our only director prior to 2017 was our Chief Executive Officer. We pay our independent directors an annual cash retainer to be determined from time to time by our board of directors, currently between $8,000 and $18,000 per year, depending on the committee responsibilities of the director. No payment was made during fiscal 2018 to our directors. We may also provide stock option equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries will provide benefits to directors upon termination of employment. We did not have any Non-Employee Directors in 2016 and 2017, and compensation for our employee director is fully reflected in the above Summary Compensation Table.

C. Board Practice

Board of Directors and Board Committees

Our Board of Directors currently consists of five (5) directors. A majority of our directors (namely, Messers Liu, Weng and Shao) are independent, as such term is defined by the Nasdaq Global Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Silong Chen currently holds both the positions of Chief Executive Officer and Chairman of the Board. These two positions have not been consolidated into one position; Mr. Chen simply holds both positions at this time. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. Each committee has three members, and each member is independent, as such term is defined by the Nasdaq Global Market. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers and has authority to make grants under our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

The members of the audit committee, the compensation committee and the nominating committee are set forth below. All such members qualify as independent under the rules of the Nasdaq Global Market.

Director Name	Audit Committee	Compensation Committee	Nominating Committee
Zhiqiang Shao	(1)(2)(3)	(1)	(1)
Zhicong Weng	(1)	(1)(2)	(1)
Rongtian He(4)	(1)	(1)	(1)(2)
Qingshen Liu(4)	(1)	(1)	(1)(2)

(1)

Committee member

(2)

Committee chair

(3)

Audit committee financial expert

(4)

Rongtian He resigned on June 26, 2018 and was replaced by Qingshen Liu.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•

appointing officers and determining the term of office of the officers;

•

authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•

exercising the borrowing powers of the company and mortgaging the property of the company;

•

executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•

maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or, presuming that the director is an officer and that it has been approved, sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Compensation and Borrowing

The directors may receive such remuneration as our board of directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A majority of our Board of Directors is required to be independent. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting, and this has not been so fixed as of the date of this report. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive such remuneration as our board of directors may determine or change from time to time for serving as directors and may receive incentive option grants from our company. In addition, each non-employee director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our directors, officers and employees in connection with our application to list on the Nasdaq Global Market. Our Code of Business Conduct and Ethics requires us to comply with applicable laws, regulations and rules; keep accurate corporate records; avoid conflicts of interest; maintain corporate confidentiality; refrain from insider trading, corruption, harassment and other inappropriate behavior; and encourage reporting of any known or suspected violations without fear of reprisal.

D. Employees

As of October 26, 2018, we employed a total of 311 full-time and 60 part-time employees. As of June 30, 2018, we employed a total of 324 full-time and 57 part-time employees. As of June 30, 2017, we employed a total of 268 full-time and 137 part-time employees. As of June 30, 2016, we employed a total of 346 full-time and 31 part-time employees. Other than as noted in the table, all employees are full-time employees.

Department	October 26, 2018	June 30, 2018	June 30, 2017	June 30, 2016
Senior Management	12	12	12	8
Human Resources & Administration	24	26	24	29
Finance	10	10	11	6
Research & Development	16	17	18	16
Production & Procurement (full time)	238	234	183	259
Production & Procurement (part time)	46	57	137	31
Sales & Marketing	25	25	20	22
Total	371	381	405	377

All of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2018, we contributed in aggregate approximately $0.28 million to the employee benefit plans and social insurance but did not provide housing funds.  In fiscal 2017, we contributed in aggregate approximately $0.2 million to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2016, we contributed in aggregate approximately $0.2 million to the employee benefit plans and social insurance but did not provide housing funds. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting, and this has not been so fixed as of the date of this report. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Description of Share Capital

Dogness is a British Virgin Islands company limited by shares and our affairs are governed by our Memorandum and Articles of Association, and the BVI Business Companies Act, 2004. We were registered and filed as No. 1918432. As set forth in article 5 of our Memorandum of Association, the objects for which our Company is established are unrestricted.

As of the date of this report, we have authorized 100,000,000 Common Shares, of $0.002 par value per share, of which 25,907,635 Common Shares are issued and outstanding. Our Common Shares consist of (a) 90,931,000 authorized Class A Common shares, of which 16,838,635 Class A Common Shares are issued and outstanding, (b) 9,069,000 authorized Class B Common Shares, all of which are issued and outstanding.

The following are summaries of the material provisions of our Memorandum and Articles of Association, insofar as they relate to the material terms of our Common Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to this report.

Share and Share Options

Incentive Securities Pool

We have established a pool for shares and options for our employees that contain shares and options to purchase our Class A Common Shares equal to ten percent (10%) of the number of Common Shares (including both Class A and B Common Shares) issued and outstanding at the conclusion of our initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, we may grant options in any percentage determined for a particular grant. We may grant the award of options to existing employees, officers and consultants. We may also grant the award of restricted stock as a hiring incentive to employees, officers and directors and to non-employee directors on an ongoing basis.

Unless otherwise provided in the grant, any options granted will vest at a rate of one third (1/3) per year for three (3) years and have a per share exercise price equal to the fair market value of one of our Common Shares on the date of grant. Notwithstanding the foregoing, we have granted options to purchase an aggregate of 480,000 Class A Common Shares that vest within two or three years and are exercisable at a purchase price of $1.50 per share. We may grant options under this pool to certain other employees in the future. We have not yet determined the recipients of any such grants.

Common Shares

General

All of our outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Common Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares. As of the date of this report, we have (a) 9,069,000 Class B Common shares and (b) 16,838,935 Class A Common Shares issued and outstanding.

Distributions

The holders of our Class A and Class B Common Shares are entitled to an equal share in such dividends or distributions as may be declared by our board of directors subject to the BVI Business Companies Act.

Conversion of Class B Common Shares

Class B Common Shares may be converted at the request of the shareholder into an equal number of Class A Common Shares at any time. Class A Common Shares are not convertible into Class B Common Shares. In addition, Class B Common Shares automatically and immediately convert into the same number of Class A Common Shares upon any direct or indirect sale, transfer, assignment or disposition. In the event Silong Chen directly or indirectly owns less than 453,450 Class B Common Shares, all remaining Class B Common Shares will automatically be converted into Class A Common Shares.

Voting

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each Class A Holder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Common Share which such shareholder holds and each Class B Holder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have three votes for each Class B Common Share which such shareholder holds.

Listing

Our Class A Common Shares are listed on the Nasdaq Global Market under the symbol “DOGZ.”

Transfer agent and registrar

The transfer agent and registrar for the Class A Common Shares is Island Capital Management, LLC, doing business as “Island Stock Transfer”, 15500 Roosevelt Boulevard, Suite 301, Clearwater, FL 33760. Island Stock Transfer is affiliated with Spartan Securities Group, Ltd., the underwriter in our initial public offering, as both entities are owned by the same holding company, Connect X Capital Markets LLC.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The management of us is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A 3 days’ notice of a meeting of directors must be given. At any meeting of directors, a quorum will be present if half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. If a quorum is not present, the meeting will be dissolved. If a quorum is present, votes of half of present directors are required to pass a resolution of directors.

As few as one-third of our outstanding shares may be sufficient to hold a shareholder meeting. Although our Memorandum and Articles of Association require that holders of at least one-half of our outstanding shares appear in person or by proxy to hold a shareholder meeting, to the extent we fail to have quorum on this initial meeting date, we will reschedule the meeting for the next week, at which second meeting the holders of one-third or more of our outstanding shares will constitute a quorum. As mentioned, at the initial date set for any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-half of the issued Common Shares entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholder. If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next week in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Common Shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of Common Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her Common Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Common Share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a Common Share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Business Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Common Shares and forfeiture of Common Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Common Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Common Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Common Shares

Subject to the provisions of the BVI Business Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Business Companies Act, the SEC, the Nasdaq Global Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Business Companies Act, be amended only pursuant to a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

•

amend our Memorandum of Association to increase or decrease the maximum number of shares we are authorized to issue;

•

subject to our Memorandum, divide our authorized and issued shares into a larger number of shares; and

•

subject to our Memorandum, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;

•

we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and

•

we have caused a notice to be published in newspapers in the manner stipulated by our Memorandum and Articles of Association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

•

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under British Virgin Islands Law, holders of our Common Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Common Shares

Our Memorandum and Articles of Association authorizes our board of directors to issue additional Common Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in corporate law

The BVI Business Companies Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Business Companies Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Business Companies Act or our Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Business Companies Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•

is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Business Companies Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors can be removed from office, with cause, by a resolution of shareholders or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Dissolution; winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Business Companies Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Item 7.

Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Common Shares as of October 26, 2018 by:

•

Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;

•

Each of our directors and named executive officers; and

•

All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 25,907,635 Common Shares outstanding as of October 26, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 26, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217. As of the date of the report, we have twenty (20) shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our Common Shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of Voting Power(2)
	Number	Percent
Named Executive Officers and Directors:
Silong Chen(3)	9,189,000	35.3%	61.9%
Rongtian He(4)	0	0%
Jiwei Yuan	0	0%
Zhiqiang Shao	0	0%
Zhicong Weng	0	0%
Qingshen Liu	0	0%
Yunhao Chen(5)	60,000	*	*
5% or Greater Shareholders
Fine victory holding company Limited(3)	9,189,000	35.3%	61.9%

* Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Common Shares and granted options to the extent such options will vest within 60 days after October 26, 2018.

(2)

Class A Common Shares have one vote per share. Class B Common Shares have three votes per share.

(3)

Consists of 9,069,000 Class B Common Shares held by Fine victory holding company Limited, of which Silong Chen may be deemed to have voting and dispositive power and options to purchase 120,000 Class A Common Shares that will have vested within 60 days following this report. Due to his ownership of all outstanding Class B Common Shares (which have three votes per share rather than one vote like Class A Common Shares), Mr. Silong Chen has substantial control over Dogness.

(4)

Guangfa Nest (Hong Kong) Investment Management Co., Ltd, holds 450,000 Class A Common Shares of our Company. Rongtian He serves as Chairman of Guangfa Nest Investment Management Co., Ltd. but disclaims voting and dispositive power over such shares. Mr. He resigned from the Board of Directors on June 26, 2018.

(5)

Consists of options to purchase 60,000 Class A Common Shares that will have vested within 60 days following this report.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since July 1, 2016, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Our Chief Executive Officer and his parents have pledged land use rights and forest land and he and his parents have signed maximum guarantee agreements to facilitate our company’s ability to obtain bank loans. As of June 30, 2018, 2017 and 2016, the amount of such loans in aggregate was approximately $2.9 million, $5.9 million and $8.6 million, respectively.

In addition, Mr. Silong Chen, our Chief Executive Officer, has periodically provided non-interest bearing working capital loans to support our Company’s operations when needed. As of June 30, 2018, 2017 and 2016, the balance due to Mr. Chen was approximately $0, $1.3 million and $0.6 million, respectively. Such loans do not bear interest and are due on demand.

Future Related Party Transactions

The Corporate Governance Committee of our Board of Directors must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties. Related party transactions that we have previously entered into were not approved by independent directors, as we had no independent directors at that time.

C. Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8.

Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

In connection with our reorganization, on November 15, 2016 and December 30, 2016, the board of our subsidiary Dongguan Jiasheng approved a dividend of approximately $2.8 million in aggregate to its founding shareholder, Mr. Silong Chen. Other than this dividend, we have not declared or paid any cash dividends in the last two years. Those dividends were paid in RMB in China. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our Common Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries, HK Jiasheng and HK Dogness. Current PRC regulations permit the PRC Subsidiaries to pay dividends to HK Dogness only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from operations in China may be used to pay dividends to our company. The PRC Subsidiaries may go to a licensed bank to remit their after-tax profits out of China. Nevertheless, the bank will require the PRC Subsidiaries to produce the following documents for verification before they may transfer the dividends to an overseas bank account of their parent company, HK Dogness, or indirect parent, Dogness: (1) tax payment statement and tax return; (2) auditor’s report issued by a Chinese certified public accounting firm confirming the availability of profits and dividends for distribution in the current year; (3) the Board minutes authorizing the distribution of dividends to its shareholders; (4) the foreign exchange registration certificate issued by SAFE; (5) the capital verification report issued by a Chinese certified public accounting firm; (6) if the declared dividends will be distributed out of accumulated profits earned in prior years, the PRC Subsidiaries must appoint a Chinese certified public accounting firm to issue an auditors’ report to the bank to certify the PRC Subsidiaries’ financial position during the years from which the profits arose; and (7) other information as required by SAFE.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.

The Offer and Listing

A. Offer and listing details

We completed our initial public offering on December 18, 2017. The following table sets forth the high and low sale prices for our Class A Common Shares as reported on the NASDAQ Global Market.

	High	Low
Annual Highs and Lows
Year Ended June 30, 2018	$6.40	$3.59

Quarterly Highs and Lows
Quarter Ended December 31, 2017	$6.40	$5.49
Quarter Ended March 31, 2018	$5.8499	$3.551
Quarter Ended June 30, 2018	$4.95	$3.59

Monthly Highs and Lows
April 2018	$4.25	$3.60
May 2018	$4.80	$3.59
June 2018	$4.95	$3.9087
July 2018	$4.445	$2.50
August 2018	$3.3633	$2.70
September 2018	$2.9828	$2.2445
October 2018 (through October 25, 2018)	$2.6898	$1.77

As of October 25, 2018, there were approximately 20 holders of record of our Class A Common Shares. This excludes our Class A Common Shares owned by shareholders holding Class A Common Shares under nominee security position listings. On October 25, 2018, the last sales price of our Class A Common Shares as reported on the NASDAQ Capital Market was $2.28 per common share.

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Class A Common Shares are listed on the Nasdaq Global Market under the symbol “DOGZ.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.

Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-220547, filed with the SEC on September 20, 2017, as amended.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

E. Taxation

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax consequences related to an investment in our Class A Common Shares. It is directed to U.S. Holders (as defined below) of our Class A Common Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Class A Common Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Common Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•

an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

Dogness is a tax-exempt company incorporated in the British Virgin Islands. HK Dogness and HK Jiasheng are subject to Hong Kong profits tax rates. Dongguan Dogness and Dongguan Jiasheng are governed by PRC laws.

Our company pays PRC enterprise income taxes, value added taxes and business taxes in China for revenues from Dongguan Dogness and Dongguan Jiasheng. The Business Tax has been incorporated into VAT since May 1st of 2016. British Virgin Islands tax laws apply to Dogness.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, enterprises pay a unified income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that we, HK Jiasheng, HK Dogness or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from HK Jiasheng or HK Dogness to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If Dogness, HK Jiasheng or HK Dogness is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

According to the Sino-U.S. Tax Treaty which was effective on January 1, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and credited by the other nation, but for the dividend that is generated in China and distributed to foreigner in other nations, a rate 10% tax will be charged.

Our company will have to withhold that tax when we are distributing dividends to our foreign investors. If we do not fulfill this duty, we will receive a fine up to five times of the amount we are supposed to pay as tax or other administrative penalties from government. The worst case could be criminal charge of tax evasion to responsible persons. The criminal penalty for this offense depends on the tax amount the offender evaded, and the maximum penalty will be 3 – 7 years imprisonment plus fine.

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a VAT at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1, 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of our Chinese subsidiaries, Dongguan Dogness and Dongguan Jiasheng, even though the VAT rate is 17%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

British Virgin Islands Taxation

Under the BVI Business Companies Act as currently in effect, a holder of Common Shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Common Shares and all holders of Common Shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Business Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Business Companies Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•

banks;

•

financial institutions;

•

insurance companies;

•

regulated investment companies;

•

real estate investment trusts;

•

broker-dealers;

•

traders that elect to mark-to-market;

•

U.S. expatriates;

•

tax-exempt entities;

•

persons liable for alternative minimum tax;

•

persons holding our Common Shares as part of a straddle, hedging, conversion or integrated transaction;

•

persons that actually or constructively own 10% or more of our voting shares;

•

persons who acquired our Common Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•

persons holding our Common Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Common Shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Common Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Common Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Common Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Common Shares, including the effects of any change in law after the date of this report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Common Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Common Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Common Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Common Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending June 30, 2017. Our actual PFIC status for the current taxable year ending June 30, 2017 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•

at least 75% of its gross income is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Common Shares, our PFIC status will depend in large part on the market price of our Common Shares. Accordingly, fluctuations in the market price of the Common Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we are a PFIC for any year during which you hold Common Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Common Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Common Shares.

If we are a PFIC for any taxable year during which you hold Common Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Common Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

the excess distribution or gain will be allocated ratably over your holding period for the Common Shares;

•

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if you hold the Common Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Common Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of your taxable year over your adjusted basis in such Common Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Common Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Common Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or disposition of the Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. Your basis in the Common Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Global Market. If the Class A Common Shares are regularly traded on the Nasdaq Global Market and if you are a holder of Class A Common Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Common Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Common Shares and any gain realized on the disposition of the Common Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Common Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Common Shares and proceeds from the sale, exchange or redemption of our Common Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Common Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

In the year ended June 30, 2018, we had approximately $4.8 million in outstanding bank loans, with interest rates ranging between 5.66% and 6.53%. As of June 30, 2018, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB 0.3 million ($49,000) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

In the year ended June 30, 2017, we had approximately $6 million in outstanding bank loans, with interest rates ranging between 5.66% and 6.53%. As of June 30, 2017, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB 0.4 million ($58,000) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

The Company had short-term investments of $28,233,035 as of June 30, 2018. The Company had no short-term investments as of June 30, 2017. The Company recorded interest income of $517,359, $Nil and $Nil for the years ended June 30, 2018, 2017 and 2016, respectively. We had no long-term held-to-maturity investments as of June 30, 2018 or 2017.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 0.8% against the U.S. dollar in fiscal year 2015 and depreciated by 7.2% in fiscal year 2016 and further depreciated by 2.0% in fiscal 2017. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2018	Year ended June 30, 2017
Impact on revenue	$ 210,847	$ 105,858
Impact on operating expenses	$ 42,113	$ 12,627
Impact on net income	$ 32,329	$ 24,729

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollars may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Common Shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Commodity Risk

As a developer and manufacturer of products composed largely of plastic, nylon and metal, our Company is exposed to the risk of an increase in the price of raw materials. We historically have been able to pass on price increases to customers by virtue of pricing terms that vary with changes in commodity prices, but we have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

Item 12.

Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.

Material Modifications to the Rights of Securities Holders and Use of Proceeds

A.

Not applicable.

B.

Not applicable.

C.

Not applicable.

D.

Not applicable.

E.

Use of Proceeds.

After deducting the underwriting fees and offering expenses payable by us, we received net proceeds of approximately $50.2 million from our initial public offering (Commission No. 333-220547, declared effective December 7, 2017). The IPO was completed on December 18, 2017. Spartan Securities Group, Ltd. served as underwriter for the sale of between 8,000,000 and 11,000,000 Class A Common Shares, and pursuant to a filing under Rule 462, ultimately 10,907,635 Class A Common Shares were sold. Approximately $4.4 million in fees and expenses (including underwriter commissions and discounts) were incurred in connection with the IPO.

In connection with the IPO, we proposed to use the net proceeds of the offering as follows and have used the following amounts as of the date of this report:

Description of Use	Estimated Amount of Net Proceeds to be Spent	Approximate Amount Spent as of October 26, 2018
Research and Development	18.75%	$1.5 million
Marketing	25.00%	$4.0 million
Equipment Improvements and Maintenance	26.25%	$0.35 million
Factory Building Upgrades	30.00%	$18.4 million
Total	100.00%	$24.25 million

Item 15.

Controls and Procedures

(a)	Disclosure Controls and Procedures.

The Company’s management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of June 30, 2018, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b)	Management’s annual report on internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by Rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of June 30, 2018, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

•

Improved the design and documentation related to multiple levels of review over financial statements included in our SEC filings;

•

Expanded the design and assessment test work over the monitoring function of entity level controls;

•

Enhanced documentation retention policies over test work related to our continuous management assessments of internal control effectiveness; and

•

Expanded documentation practices and policies related to various key controls to provide support and audit trails for both internal management assessment as well as external auditor testing.

Item 15.

Controls and Procedures

Not applicable.

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

The Company’s board of directors has determined that Mr. Shao qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Global Market standards. The Company’s board of directors has also determined that Mr. Shao and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Global Market standards.

Item 16B.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.dognesspet.com.

Item 16C.

Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2018 and 2017.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2018 and 2017, Friedman LLP’s audit fees were $220,000 and $220,000, respectively.

Audit-Related Fees

During fiscal years 2018 and 2017, Friedman LLP’s audit-related fees were $nil and $nil, respectively.

Tax Fees

During fiscal years 2018 and 2017, Friedman LLP’s tax fees were $nil and $nil, respectively.

All Other Fees

During fiscal years 2018 and 2017, Friedman LLP’s other fees were $15,000 and $10,000, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2018 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2018.

Item 16F.

Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.

Corporate Governance

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable British Virgin law. In addition, because our Class A Common Shares are listed on The Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Class A Common Shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. Our Board of Directors could make such a decision to depart from such requirements by ordinary resolution.

The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on the management of our company might decrease as a result. In addition, we could opt to follow British Virgin Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. For a description of the material corporate governance differences between the Nasdaq requirements and British Virgin Islands law, see “Description of Share Capital — Differences in Corporate Law”.

Item 16H.

Mine Safety Disclosure

Not applicable.

Part III

Item 17.

 Financial Statements

See Item 18.

Item 18.

Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.

Exhibits

The following documents are filed as part of this annual report:

1.1	Articles of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
1.2	Memorandum of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.1	Specimen Class A Common Share Certificate (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.2	Form of Underwriter Warrant (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.3	Form of Incentive Securities Plan (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.1	Employment Agreement with Mr. Silong Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.2	Employment Agreement with Dr. Yunhao Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.3	Form of Subscription Agreement (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.4	Form of Purchase Order Agreement with Petco (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.5	Summary Translation of Form of Purchase Framework Agreement with Dongguan Silk Import and Export Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.6	Summary Translation of Form of Purchase Framework Agreement with Dongguan Dingxin Trade Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.7	Summary Translation of Form of Purchase Framework Agreement with Dongguan Anyi Trading Co. (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.8	Form of Purchase Order between Xiamen Xianglu Chemical Fiber Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.9	Form of Purchase Order between Dongguan Cantong Trade Co., Ltd. and Dongguan Jiasheng Enterprise Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.10

Summary Translation of Strategic Cooperation Agreement between Aerospace Innotech Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd  (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.11	Summary Translation of Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Dongguan University of Technology (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.12

Summary Translation of Strategic Cooperation Framework Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Hangsheng Duonisi Shenzhen Smart Technology Co., Ltd  (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.13

Summary Translation of Licensing Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Mr. Silong Chen Regarding Patent Use (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.14	Press release dated October 30, 2018 (filed herewith)
8.1	List of subsidiaries (filed herewith)
11.1	Code of Business Conduct and Ethics of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Friedman LLP (filed herewith)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dogness (International) Corporation

By:	/s/ Silong Chen
Name: Silong Chen
Title: Chief Executive Officer

Date: October 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of

Dogness (International) Corporation

We have audited the accompanying consolidated balance sheets of Dogness (International) Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2016.

New York, New York

October 30, 2018

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2018	June 30, 2017
ASSETS
CURRENT ASSETS
Cash	$ 7,085,235	$ 1,504,596
Short-term investments	28,233,035	-
Accounts receivable, net	5,641,501	4,001,156
Inventories, net	4,153,583	2,856,578
Prepayments and other current assets	1,105,783	307,133
Total current assets	46,219,137	8,669,463

Property, plant and equipment, net	20,950,685	8,753,040
Intangible assets, net	2,390,571	86,014
Deferred tax assets	22,297	9,543
TOTAL ASSETS	$ 69,582,690	$ 17,518,060

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$ 4,835,200	$ 5,871,973
Accounts payable	351,375	647,867
Due to related party	-	1,330,127
Advance from customers	240,216	425,283
Accrued liabilities and other payable	1,120,579	367,151
Taxes payable	2,295,788	1,518,518
Total current liabilities	8,843,158	10,160,919

Commitments

STOCKHOLDERS’ EQUITY

Common stock, $0.002 par value, 100,0000,000 shares authorized, 25,913,631 and 15,000,000 issued and outstanding at June 30, 2018 and June 30, 2017, respectively
Common stock A	33,689	11,862
Common stock B	18,138	18,138
Additional paid-in capital	52,144,891	1,625,306
Statutory reserves	164,367	67,151
Retained earnings	10,263,198	5,756,706
Accumulated other comprehensive loss	(1,884,751)	(122,022)
Total stockholders’ equity	60,739,532	7,357,141
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 69,582,690	$ 17,518,060

The accompanying notes are an integral part of these consolidated financial statements.

 DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2018	2017	2016

Revenues	$ 30,135,295	$21,172,091	$16,094,892
Cost of revenues	(18,000,708)	(12,837,219)	(10,536,158)
Gross Profit	12,134,587	8,334,872	5,558,734

Operating expenses:
Selling expenses	1,654,629	789,444	632,859
General and administrative expenses	3,958,355	1,527,563	1,088,731
Research and development expenses	580,379	208,447	193,786
Total operating expenses	6,193,363	2,525,454	1,915,376

Income from operations	5,941,224	5,809,418	3,643,358

Other income (expenses):
Interest expense, net	(23,961)	(332,249)	(355,252)
Foreign exchange transaction gain (loss)	(381,773)	320,566	772,561
Other income (loss), net	(6,410)	91,226	29,584
Total other income (expense)	(412,144)	79,543	446,893

Income before income taxes	5,529,080	5,888,961	4,090,251
Provision for income taxes	925,372	943,197	606,810
Net income	4,603,708	4,945,764	3,483,441

Other comprehensive income:
Foreign currency translation gain (loss)	(1,762,729)	142,519	(225,822)
Comprehensive income	$ 2,840,979	$ 5,088,283	$ 3,257,619

Earnings Per share
Basic	$ 0.22	$ 0.33	$ 0.23
Diluted	$ 0.22	$ 0.33	$ 0.23

Weighted Average Shares Outstanding
Basic	20,800,670	15,000,000	15,000,000
Diluted	20,809,950	15,000,000	15,000,000

Dividends declared per share	$ 0.00	$ 0.18	$ 0.00

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2018 AND 2017

	Common Stock
	Shares	Amount	Additional Paid in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at July 1, 2015	15,000,000	$ 30,000	$ 1,625,306	$ 21,817	$ 187,644	$ (38,719)	$ 1,826,048

Net income for the year	-	-	-	-	3,483,441	-	3,483,441
Foreign currency translation loss	-	-	-	-	-	(225,822)	(225,822)
Balance at June 30, 2016	15,000,000	$ 30,000	$ 1,625,306	$ 21,817	$ 3,671,085	$ (264,541)	$ 5,083,667
Net income for the year	-	-	-	-	4,945,764	-	4,945,764
Cash dividend paid	-	-	-	-	(2,725,883)	-	(2,725,883)
Dividend declared	-	-	-	-	(88,926)	-	(88,926)
Statutory reserve	-	-	-	45,334	(45,334)	-	-
Foreign currency translation gain	-	-	-	-	-	142,519	142,519
Balance at June 30, 2017	15,000,000	$ 30,000	$ 1,625,306	$ 67,151	$ 5,756,706	$ (122,022)	$ 7,357,141
Net income for the year	-	-	-	-	4,603,708	-	4,603,708
Proceeds from initial public offering	10,913,631	217,827	50,178,458	-	-	-	50,200,285
Options granted for services	-	-	341,127	-	-	-	341,127
Statutory reserve	-	-	-	97,216	(97,216)	-	-
Foreign currency translation loss	-	-	-	-	-	(1,762,729)	(1,762,729)
Balance at June 30, 2018	25,913,631	$ 51,827	$ 51,144,891	$ 164,367	$ 10,263,198	$ (1,884,751)	$ 60,739,532

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2018	2017	2016

Cash flows from operating activities:
Net income	$ 4,603,708	$ 4,945,764	$ 3,483,441
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,219,892	830,328	837,649
Loss on disposition of fixed assets	-	5,053	-
Share-based compensation for services	341,127	-	-
Changes in inventory reserve	(14,106)	(400,957)	443,390
Change in bad debt allowance	(5,356)	43,987	-
Deferred tax expenses (benefit)	(12,747)	53,398	(66,509)
Unrealized foreign exchange gain (loss)	(103,922)	(33,104)	(306,358)
Changes in operating assets and liabilities:
Accounts receivable	(1,462,024)	(743,349)	(588,364)
Inventories	(1,235,858)	(434,413)	438,741
Prepayments and other assets	(805,370)	(93,568)	134,808
Accounts payables	(317,716)	57,359	(803,387)
Accrued expenses and other liabilities	751,752	53,052	(231,878)
Advance from customers	(198,827)	353,134	(52,710)
Taxes payable	753,832	871,307	659,808
Net cash provided by operating activities	3,514,385	5,507,991	3,948,631

Cash flows from investing activities:
Additions to property, plant and equipment	(13,443,710)	(3,620,512)	(1,219,728)
Purchase of intangible assets	(2,079,731)	-	-
Short term investment	(28,737,530)	-	-
Net cash used in investing activities	(44,260,971)	(3,620,512)	(1,219,728)

Cash flows from financing activities:
Cash dividend paid	-	(2,725,883)	-
Net Proceeds from initial public offering	50,200,285	-	-
Changes in restricted cash	-	-	1,957,045
Proceeds from short-term bank loans	4,921,600	5,842,759	6,209,637
Repayment of short-term bank loans	(6,121,240)	(5,872,120)	(8,166,471)
Proceeds from (repayment of) related party loans	(1,387,864)	745,579	(1,642,312)
Net cash provided by (used in) financing activities	47,612,781	(2,009,665)	(1,642,101)

Effect of exchange rate changes on cash	(1,285,556)	242,547	19,805
Net increase in cash	5,580,639	120,361	1,106,607
Cash, beginning of year	1,504,596	1,384,235	277,628
Cash, end of year	$ 7,085,235	$ 1,504,596	$ 1,384,235

Supplemental disclosure information:
Cash paid for income tax	$ 34,393	$ -	$ 4,285
Cash paid for interest	$ 313,301	$ 357,326	$ 417,233
Supplemental non-cash activity:
Dividend declared and unpaid	$ -	$ 88,926	$ -

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dogness (International) Corporation (“Dogness” or the “Company”), is a limited liability company established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses and retractable leashes with products being sold all over the world mainly through distributions by large retailers. Mr. Silong Chen, the Chairman of the Board and Chief Executive Officer (“CEO”) of the Company is the controlling shareholder (“the Controlling Shareholder”) of the Company.

Reorganization

A Reorganization of the legal structure was completed on January 9, 2017. The  Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a  holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of Dogness (Hong Kong) Pet Products Co., Ltd. (“HK Dogness”), Jiasheng Enterprise (Hong Kong)Co., Limited (“HK Jiasheng”), and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”); (collectively, the “Transferred Entities”) from the Controlling shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder. On November 24, 2016, the Controlling shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% equity interests of the entities mentioned above.

Since the Company and its wholly-owned subsidiaries are effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on product sales and sales-related services in the U.S. In February 2018, Dogness Overseas Ltd was established in the British Virgin Islands as a holding company, which owns all of the interests in Dogness Group LLC.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzheng) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $10.7 million (or RMB 71.0 million) (the “Acquisition”). After the acquisition, Mejia becomes the Company’s wholly-owned subsidiary (See Note 11).

Initial Public Offering

On December 18, 2017, the Company completed its initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $50.2 million. In connection with the offering, the Company's Class A common shares began trading on the NASDAQ Global Market on December 20, 2017 under the symbol "DOGZ."

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

The accompanying consolidated financial statements include the financial statements of Dogness, HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia, Dogness Overseas and Dogness Group. All inter-company balances and transactions have been eliminated upon consolidation. The Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hong Kong) Pet Products Co., Ltd. (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 09,2009	Zhangzhou, China	100%	manufacturing of pet leash products
Dogness Overseas Ltd (‘Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (‘Dogness Goup”)	January 23, 2018	Delaware, United States	100%	Trading

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Short-term Investments

The Company classify all highly liquid investments with original maturities less than 90 days at the time of purchase as short-term investments. The Company’s short-term investments consist of wealth management financial products with maturities within one to three months. The carrying values of time deposits approximate fair value because of their short maturities. The interest earned is recognized in the consolidated statements of income and comprehensive income over the contractual term of the deposits.

The Company had short-term investments of $28,233,035 as of June 30, 2018. The Company had no short-term investments as of June 30, 2017. The Company recorded interest income of $517,359, $Nil and $Nil for the years ended June 30, 2018, 2017 and 2016, respectively.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $40,012 and $44,207 as of June 30, 2018 and 2017, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayment

Prepayment consists of advances to suppliers for purchasing raw materials or services that have not been received or provided. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Property and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Buildings	10 years
Leasehold improvement	10 years
Machinery equipment	5-10 years
Transportation vehicles	5 years
Office equipment and furniture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist primarily of a customized software system purchased from a third-party vendor, used for accounting and production management and land user rights. Under PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.”

Intangible assets are stated at cost less accumulated amortization. Customized software system are amortized using the straight-line method over the estimated useful economic life of 10 years. Land use rights are amortization using the straight-line method over the estimated useful life of 50 years, which is determined in connection with the term of the land use right.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2018, 2017 and 2016.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, advances to suppliers, accounts payable, customer deposits, accrued expenses and short-term bank loans approximate their recorded values due to their short-term maturities.

Revenue Recognition

Revenue from product sales is recognized when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2018, 2017 and 2016. As of June 30, 2018, the tax years ended December 31, 2012 through December 31, 2017 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Basic average shares outstanding and diluted average shares outstanding were the same for the years ended June 30, 2017 and 2016.  For the year ended June 30, 2018, the effect of potential shares of common stock was dilutive since the exercise prices for the warrant and options were lower than the average market price (See Note 13).

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation — Stock Compensation,” which establishes the accounting for employee stock-based awards. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award. For the non-employee stock-based awards, the fair value of the awards to non-employees are measured every reporting period based on the value of the Company’s common stock.

Acquisition Accounting

In accordance with ASC Topic 805, Business Combinations, the acquisition method of accounting requires recognition of assets acquired and liabilities assumed at their respective fair values at the date of acquisition. In connection with the acquisition of Zhangzhou Meiji as detailed in Note 11, the Company acquired a land use right and buildings, and determined that the acquisition constituted as an acquisition of assets for financial statement purposes, rather than an acquisition of a business.

For intangible assets, the Company uses the income, market, or cost approach (or a combination thereof) for the valuation as appropriate, and uses valuation inputs in these models and analyses that are based on market participant assumptions. Management values property, plant, and equipment using the cost approach supported where available by observable market data which includes consideration of obsolescence. Management's judgment is used to determine the estimated fair values assigned to assets acquired and liabilities assumed, as well as asset lives for property, plant, and equipment and amortization periods for intangible assets, and can materially affect the Company's results of operations.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	June 30, 2018	June 30, 2017	June 30, 2016
Year-end spot rate	US$1=RMS 6.6181	US$1=RMB 6.7780	US$1=RMB 6.6434
Average rate	US$1=RMB 6.5020	US$1=RMB 6.8118	US$1=RMB 6.4416

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of June 30, 2018 and 2017, $3,348,242 and $1,426,761 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, the Company’s short-term investment fund deposited with PRC bank is also not insured.

As of June 30, 2018, two customers accounted for 11% and 16% of the Company’s total accounts receivable, respectively. As of June 30, 2017, two customers accounted for 30% and 13% of the Company’s total accounts receivable, respectively.

For the years ended June 30, 2018, 2017 and 2016, export sales to customers located in North America, Europe and East Asia accounted for 34%, 7% and 49% of the Company’s total revenue, respectively. For the year ended June 30, 2018, three customers accounted for 24.9%, 14% and 7.4% of the Company’s total revenue, respectively. For the year ended June 30, 2017, three customers accounted for 13%, 15% and 20% of the Company’s total revenue, respectively. For the year ended June 30, 2016, three customers accounted for 13%, 15% and 15% of the Company’s total revenue, respectively.

For the year ended June 30, 2018, 2017 and 2016, no supplier accounted for more than 10% of the Company’s total raw material purchase.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. In connection with our acquisition of Zhangzhou Meijia (Note 11), we elected to early adopt the standard in current fiscal year and determined that the transaction costs in connection with the Meijia assets acquisition is immaterial and adoption of the standard had no material impact on our consolidated financial statements.

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company will adopt ASC 606 on July 1, 2018, using the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has evaluated the impact of ASC 606 and has determined that fixed-price contracts, which comprise substantially all of the Company’s revenue, will most often represent a single performance obligation. The Company determined that the adoption of this new guidance will not result in a cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for adjustments to tax effects that were originally recorded in other comprehensive income due to changes in the U.S. federal corporate income tax rate resulting from the enactment of the U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act. The Company does not expect this guidance will have a material impact on its condensed consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:	As of June 30,
	2018	2017
Trade accounts receivable	$ 5,681,513	$ 4,045,363
Less: allowance for doubtful accounts	(40,012)	(44,207)
Accounts receivable, net	$ 5,641,501	$ 4,001,156

For the years ended December 31, 2018, 2017 and 2016, the Company recorded a bad debt recovery of $5,356 and bad debt provision of $43,987 and $Nil, respectively.

Approximately 65% of the accounts receivable balances, equivalent to approximately $3.6 million (RMB 23.8 million) as of June 30, 2018 have been collected by September 30, 2018.

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:	As of June 30,
	2018	2017
Raw materials	$ 825,675	$ 530,280
Work in process	1,076,749	1,732,324
Finished goods	2,256,171	612,399
	4,158,595	2,875,003
Less: inventory allowance	(5,012)	(18,425)
Inventory, net	$ 4,153,583	$ 2,856,578

Inventory includes raw materials and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of June 30,
	2018	2017
Buildings	$ 9,794,094	$ -
Machinery and equipment	8,309,138	7,504,832
Office equipment and furniture	525,886	452,825
Automobiles	622,720	390,063
Leasehold improvements	3,985,511	3,825,740
Construction in progress	2,375,461	-
Total	25,612,810	12,173,460
Less: accumulated depreciation	(4,662,125)	(3,420,420)
Property, plant and equipment, net	$ 20,950,685	$ 8,753,040

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROPERTY AND EQUIPMENT, NET (continued)

Depreciation expense was $1,179,814, $809,313 and $822,842 for the years ended June 30, 2018, 2017 and 2016, respectively. In connection with the subsequent renewal of RMB 30 million loan from Bank of Communications of China Dongguan Branch, the Company pledged fixed assets of approximately $8,433,470 as collateral to secure the loan (See Note 16).

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of June 30,
	2018	2017
Software	$ 207,396	$ 156,389
Land use right	2,294,624	-
Less: accumulated amortization	(111,449)	(70,375)
Intangible assets, net	$ 2,390,571	$ 86,014

Amortization expense was $40,078, $21,015 and $14,807 for the years ended June 30, 2018, 2017 and 2016, respectively. In connection with the subsequent renewal of RMB 30 million loan from Bank of Communications of China Dongguan Branch., the Company pledged intangible assets of $2,294,624 as collateral to secure the loan (See Note 16)

Estimated future amortization expense is as follows:

Year ending June 30,	Amortization expense
2019	$ 66,640
2020	66,640
2021	66,640
2022	66,640
Thereafter	2,124,011
Total	$ 2,390,571

NOTE 7 – SHORT-TERM BANK LOANS

Short-term loans consisted of the following:

	June 30,	June 30,
	2018	2017
Bank of Communications of China (“BCC”):
Effective interest rate at 5.655%, due on July 29, 2017 (1)	$ -	$ 3,835,962
Effective interest rate at 5.655%, due on July 31, 2018 (2)	3,022,000	3,835,962
Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 6.53%, due on January 20, 2017 (3)	-	1,770,444
Effective interest rate at 6.53%, due on January 10, 2019 (3)	1,813,200	-
Effective interest rate at 6.53%, due on May 23, 2017 (4)	-	265,567
Total	$ 4,835,200	$ 5,871,973

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SHORT-TERM BANK LOANS (continued)

(1)

In August 2016, Dongguan Jiasheng signed a loan agreement with BCC to borrow RMB 26 million (equivalent to $3,928,600) as working capital for one year with a due date on July 29, 2017. The loan bore a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 20 basis points. Fujian Zhangzhou Meijia Metal Products Co., Ltd. (“Meijia’) pledged its land use right and building as collateral. Mr. Silong Chen also pledged his personal property and land use right, as additional collateral. The loan was repaid in full upon maturity on August 8, 2017.

(2)

In August 2017, the Company renewed the above loan for another year to July 31, 2018. The Company repaid the loan upon maturity on August 21, 2018 and at the same time further renewed the loan for another year, with a new maturity date of August 13, 2019 (See Note 16). The Company pledged its land use right and building acquired from Mejia as collateral to secure the loan (Note 5 and Note 6). Mr. Silong Chen, the CEO, also provided personally guarantee and used his personal property and land use right as collateral.

(3)

On January 22, 2016, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 12 million (equivalent to $1,813,200) as working capital for one year with the maturity date on January 20, 2017.  The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 50 basis points. The loan was renewed in January 2017 for another year, with the new maturity date of January 9, 2018.  The loan was further renewed for another year upon maturity, with a new maturity date of January 10, 2019.  On October 13, 2018, the Company repaid the loan in full before its maturity and has no plan to further renew the loan due to sufficient cash position.

(4)

On May 17, 2016, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 2 million (equivalent to $302,200) as working capital for one year with due date on May 23, 2017. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 222.5 basis points. The Company renewed RMB 1.8 million (equivalent to $271,980) in May 2017 for another year, with the new maturity date of May 16, 2018.  The loan was repaid upon maturity.

In addition to the above loans borrowed from ICBC, the Company’s principal shareholder, Mr. Silong Chen, pledged his personal assets as collateral to safeguard a maximum line of credit of $2.5 million that Dongguan Jiasheng could borrow from ICBC during the period from February 12, 2015 to February 12, 2020.  In addition, Mr. Silong Chen and his relatives jointly signed a maximum guarantee agreement with ICBC to provide an additional maximum RMB 16 million (approximately $2.4 million) guarantee to any loan that Dongguan Jiasheng could borrow from ICBC during the period from February 12, 2015 to February 12, 2020. The Company has not yet drawn upon this line of credit.

Interest expense for the above mentioned loans amounted to $546,681, $333,170 and $417,233 for the years ended June 30, 2018, 2017 and 2016, respectively.

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES

(a)

Corporate Income Taxes (“CIT”)

Dogness is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Under Hong Kong tax laws, subsidiaries in Hong Kong are subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Dongguan Jiasheng, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% beginning October 2015, which is now in renewal process, and if approved, will valid for another three years.

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the fiscal year 2018, 2017 and 2016 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $545,805, $552,132 and $368,102 for the years ended June 30, 2018, 2017 and 2016, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.03, $0.04 and $0.02 for the years ended June 30, 2018, 2017 and 2016, respectively.  As of June 30, 2018, the tax years ended December 31, 2012 through December 31, 2017 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2018	2017	2016
	%	%	%
Hong Kong Statutory income tax rate	16.5	16.5	16.5
Income not generated in Hong Kong	(15.3)	(15.4)	(14.8)
China statutory income tax rate	25.0	25.0	25.0
Effect of PRC preferential tax rate and tax holidays	(8.3)	(9.3)	(9.1)
Non-deductible permanent difference	(1.8)	(1.6)	(2.5)
Research and development tax credit	(0.9)	(0.1)	(0.3)
Effective tax rate	15.2	15.1	14.8

The provision for income tax consists of the following:

	For the years ended June 30,
	2018	2017	2016
Current income tax provision	$ 938,119	$ 889,799	$ 673,319
Deferred income tax provision (benefit)	(12,747)	53,398	(66,509)
Total income tax expense	$ 925,372	$ 943,197	$ 606,810

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES (continued)

The components of deferred tax assets and deferred tax liability as of June 30, 2018 and 2017 consist of the following:

	June 30, 2018	June 30, 2017
Deferred tax assets:
Net operating losses	$ 24,717	$ -
Inventory and accounts receivable reserves	-	9,543
	$ 24,717	$ 9,543

Deferred tax liability
Inventory and accounts receivable reserves	(2,420)	-
Deferred tax assets (liability) - Net	$ 22,297	$ 9,543

(b)

Taxes Payable

The Company’s taxes payable consists of the following:

	June 30, 2018	June 30, 2017

VAT tax payable	$ (125,515)	$ (7,042)
Other tax payable	5,205	-
Corporate income tax payable	2,416,098	1,525,560
Total taxes payable	$ 2,295,788	$ 1,518,518

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company's subsidiary Dongguan Jiasheng leases manufacturing facilities and administration office spaces under operating leases. Original lease for the major manufacturing facilities and office space expired on April 30, 2017. The Company renewed the lease agreement and extended the lease expiration date to April 30, 2027.

Operating lease expense amounted to $391,784, $333,452 and $335,546 for the years ended June 30, 2018, 2017 and 2016, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ending June 30,	Lease expense
2019	$340,526
2020	204,484
2021	208,944
2022	208,944
2023	212,426
Thereafter	904,031
Total	$2,079,355

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – RELATED PARTY TRANSACTIONS

As of June 30, 2018 and 2017, the balances due to related parties were as follows:

	As of June 30,
	2018	2017
Due from (to) related parties:
Mr. Silong Chen	$ -	$ 1,330,127
Total	$ -	$ 1,330,127

Mr. Silong Chen is the Chairman of the Board and CEO of the Company. Mr. Chen periodically provides working capital loans to support the Company’s operations when needed. Mr. Silong Chen also pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s short-term bank loans (See Note 7).

NOTE 11 – ACQUISITION OF MEIJIA

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzheng) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $10.7 million (or RMB 71.0 million) (the “acquisition”). The transaction costs (including title search and legal costs) associated with the Meijia assets acquisition was immaterial and transaction cost capitalization is not deemed necessary.

Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. Except for holding the land use right and the buildings, Meijia has no substantial business operations, nor has it had any production or sales activities since its inception. As a result, the Company determined that the acquisition constituted as an acquisition of assets for financial statement purposes, rather than an acquisition of a business. This acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand. Total capital expenditure on decoration and purchase of equipment and machinery to bring Meijia manufacturing facility into use amounted to approximately RMB 160 million ($24.6 million), among which the Company already spent RMB 29 million ($4.5 million) decoration costs as of the date of this Report and will spend additional RMB 100 million ($20.1 million) on machinery and equipment purchase and installation in the next few months. The Company expects to utilize this facility for production in the first half of 2019.

This transaction was accounted for under the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations. Under the acquisition method of accounting, the total purchase price has been allocated to the net tangible and intangible assets acquired based on their estimated fair values.

The purchase price was allocated to the land use right and the buildings based on the estimated fair values of those assets as of the Acquisition Date in accordance with the valuation report of an independent appraisal firm. The Acquisition was funded from the IPO proceeds.  Detailed allocation is as follows:

Buildings	$ 8,434,060
Land use right	2,294,624
Total purchase consideration	$ 10,728,684

The Company had substantially made the payment of the purchase price of approximately $10.6 million (or RMB 70 million) and has obtained the legal title to all of the Meijia shares as of June 30, 2018.  The Company made the final payment of $0.15 million (or RMB 1 million) on August 24, 2018.

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY

Common shares

Dogness was established under the laws of BVI on July 11, 2016. The original authorized number of common stock was 15,000,000 shares with par value of $0.002 each.  On March 20, 2017, the Company closed a non-brokered private placement (the “Private Placement”). Mr. Silong Chen, the founding shareholder of the Company, sold his 5,931,000 common shares of the Company to total of nine unrelated Private Placement investors for aggregated proceeds of $18,843,000 at an average price of $3.18 per share. After the Private Placement, Mr. Silong Chen, the founding shareholder of the Company owns 60.46% equity interest of the Company. On April 26, 2017, Shareholders of the Company held a meeting (the “Meeting”) and approved the following resolutions: (i) increase the authorized number of Common stock to 100,000,000 shares with par value of $0.002 each, of which 15,000,000 were issued and outstanding; and (ii) reclassify the currently issued and outstanding common shares into two classes, Class A Common Shares and Class B Common Shares, which shall have equal economic rights but unequal voting rights, pursuant to which Class A Common Shares will receive one vote each and Class B Common Shares will receive three votes each.  The Meeting approved to reclassify all the shares beneficially owned by Mr. Silong Chen as Class B common shares and all other shares owned by the other shareholders as Class A common shares.  As a result, Mr. Silong Chen owns 9,069,000 Class B Common Shares of par value of $0.002.  The rest of shareholders own an aggregated of 5,931,000 Class A Common Shares of par value of $0.002 each.

Initial Public Offering

On December 18, 2017, the Company completed its initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $50.2 million. In connection with the offering, the Company's Class A common shares began trading on the NASDAQ Global Market on December 20, 2017 under the symbol "DOGZ."

As of June 30, 2018, the Company had an aggregate of 25,913,631 common shares outstanding, consisting of 16,844,631 Class A and 9,069,000 Class B common shares.

Cash dividends

In November 2016, the Company’s Board of Directors approved a resolution to pay a cash dividend of RMB 600,259 (equivalent to $90,699) to its shareholder at the time of record, out of the retained earnings balance of Dongguan Jiasheng. This dividend was paid in January 2017.

In December 2016, the Company’s Board of Directors approved another resolution and paid a cash dividend of RMB 17,000,000 (equivalent to $2,568,700) to its shareholder at the time of record, out of the retained earnings balance of HK Dogness.

The Company did not declare a cash dividend for the year ended June 30, 2018.

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (continued)

Public Offering Warrants

In connection with and upon closing of the Public Offering on December 18. 2017, the Company agreed to issue to the underwriters and to register herein warrants to purchase up to a total of up to 500,000 shares of common stock (equal to 5% of the aggregate number of Class A Common Shares sold in this Offering).

The warrants carry a term of three years, and shall be exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the Public Offering and shall be exercisable at a price equal to $6.25 per share. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity.

The aggregated fair value of the Public Offering Warrants on December 18. 2017 was $1,099,530.  The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.94%; expected term of 3 years; exercise price of the warrants of $6.25; volatility of 74.7%; and expected future dividends of Nil. As of June 30, 2018, 500,000 shares of warrants were issued and outstanding; and none of the warrants has been exercised.

Statutory reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $97,216 to statutory reserves during the year ended June 30, 2018 in accordance with PRC GAAP.  The Company allocated $45,334 to statutory reserves during the year ended June 30, 2017 in accordance with PRC GAAP.  The Company did not allocate any profits to statutory reserves during the year ended June 30, 2016 because all the profits the Company earned for the year ended June 30, 2016 were in Hong Kong, which does not have the statutory reserve requirement. The restricted amounts as determined by the PRC statutory laws totaled $164,367, $67,151 and $21,817 as of June 30, 2018, 2017 and 2016, respectively.

NOTE 13 - EARNINGS PER SHARE

For the year ended June 30, 2018, the effect of potential shares of common stock from the unexercised warrants and options was dilutive since the exercise prices for the warrants and options were lower than the average market price. As a result, a total of 9,280 unexercised warrants and options are dilutive, and were included in the computation of diluted earnings per share.

For the year ended June 30, 2016 and 2015, basic average shares outstanding and diluted average shares outstanding were the same because there were no warrant and options outstanding.

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EARNINGS PER SHARE (continued)

The following table presents a reconciliation of basic and diluted net income per share:

	For the years ended June 30,
	2018	2017	2016
Net income attributable to common stockholders	$ 4,603,708	$ 4,945,764	$ 3,483,441
Weighted average number of common shares outstanding - Basic	20,800,670	15,000,000	15,000,000
Dilutive securities -unexercised warrants and options	9,280	-	-
Weighted average number of common shares outstanding – diluted	20,809,950	15,000,000	15,000,000

Earnings per share - Basic	$ 0.22	$ 0.33	$ 0.23
Earnings per share – Diluted	$ 0.22	$ 0.33	$ 0.23

NOTE 14 – OPTIONS

On November 10, 2017, the Company signed a consulting agreement to engage TJ Capital Management, L.P. (the “TJ Capital”) to provide strategic consulting services to the Company in matters relating to investor relations, capital markets and shareholder value creation strategy.

As the part of the agreement, TJ Capital is granted stock option to purchase 160,000 shares of the Company’s common stock. The options are exercisable at a purchase price of $1.50 per share with no restriction for sale, among which options 60,000 shares will vest 7 months after the Company’s IPO date, 50,000 shares will vest 10 months after the IPO date, and 50,000 shares will vest 15 months after the IPO date.

The aggregated fair value of the options granted to TJ Capital was assessed at $415,500 as of June 30, 2018.  The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 2.1%; expected term of 0.6 years; exercise price of the warrants of $1.50; volatility of 78%; and expected future dividends of Nil. As of June 30, 2018, no options were exercised by TJ capital because the options were not vested and these options were dilutive as of June 30, 2018.

On May 28, 2017, the Company signed an employment agreement with Ms. Yunhao Chen, the Chief Financial Officer of the Company. As the part of the compensation, the Company agrees to grant Ms. Chen options to purchase up to 120,000 Class A shares, at an exercise price of $1.50 per share. The grant is effective at the IPO date and the options vest at a rate of 5,000 per month, beginning one month following completion of the IPO.

The aggregated fair value of the options granted to Ms. Yunhao Chen, the CFO was $440,840.  The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.84%; expected term of 2 years; exercise price of the warrants of $1.50; volatility of 69.5%; and expected future dividends of Nil. As of June 30, 2018, no options were exercised by the CFO and 30,000 options were vested.

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – OPTIONS (continued)

On May 28, 2017, the Company signed an employment agreement with Mr. Silong Chen, the Chief Executive Officer of the Company. As the part of the compensation, the Company agrees to grant Mr. Chen options to purchase up to 360,000 Class A shares, at an exercise price of $1.50 per share. The grant is effective at the IPO date and the options vest at a rate of 10,000 per month, beginning one month following completion of the IPO.

The aggregated fair value of the options granted to Mr. Silong Chen was $1,385,500.  The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.94%; expected term of 3 years; exercise price of the warrants of $1.50; volatility of 74.7%; and expected future dividends of Nil. As of June 30, 2018, no options were exercised by the CEO and 60,000 options were vested.

The Company recorded $341,127 stock-based compensation expense for the years ended June 30, 2018. No stock-based compensation expense was recorded for the years ended June 30, 2017 and 2016, respectively.

As of June 30, 2018, the Company had 90,000 outstanding vested stock options with a weighted average remaining term over 2.14 years and 550,000 unvested stock options with a weighted average remaining term over 1.92 years. Unamortized stock-based compensation expense was $1,485,213 as of June 30, 2018. The following table summarized the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding, June 30, 2017	-	$ -	-
Exercisable, June 30, 2017	-	$ -	-

Granted	640,000	$ 1.50	2.35
Forfeited	-	-	-
Exercised	-	-	-

Outstanding June 30, 2018	640,000	$ 1.50	1.81
Exercisable, June 30, 2018	90,000	$ 1.50	2.14

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT INFORMATION AND REVENUE ANALYSIS

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

Geographic information

The summary of our total revenues by geographic market for the years ended June 30, 2018, 2017 and 2016 was as follows:

	For the year ended June 30,
	2018	2017	2016
United States	$ 10,168,945	$ 9,082,419	$ 8,013,472
Europe	1,994,085	2,618,851	2,022,710
Australia	223,463	149,635	107,461
Canada	128,320	481,142	233,461
Central and South America	106,098	411,281	356,434
Japan and other Asian countries and regions	2,637,444	1,589,229	1,983,897
China	14,865,940	6,839,534	3,377,457
Total	$ 30,135,295	$ 21,172,091	$ 16,094,892

Revenue by product categories

The summary of our total revenues by our product categories for the years ended June 30, 2018, 2017 and 2016 was as follows:

	For the years ended June 30,
	2018	2017	2016
Pet leashes	$ 7,102,233	$ 5,290,918	$ 4,444,609
Pet collars	10,684,908	7,529,420	5,408,803
Pet harnesses	4,980,771	1,508,426	2,776,354
Retractable dog leashes	2,650,932	1,691,066	1,318,640
Other pet accessories	1,175,232	2,737,143	1,226,905
Intelligent pet products	59,719	-	-
Gift suspender	3,481,500	2,415,118	919,581
Total	$ 30,135,295	$ 21,172,091	$ 16,094,892

DOGNESS (INTERNATIONAL) CORPORATION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUBSEQUENT EVENTS

On July 15, 2018, the Company entered into a leasing agreement with Ms. Shulian Deng to lease the property located in No. 16 Dong Ke North Rd., Tongsha District, Dongcheng Street, Dongguan, China, which includes a piece of land that is 10.54 Mu (about 7026 square meter) and building areas that are about 5000 square meters. The Company intends to primarily use the new property leased as warehouse, due to current limited storage capacity. The leasing period is from July 15, 2018 to October 14, 2038 and the first three months is rent-free. The leasing expenses is approximately $4.5 millon (RMB 30 million) for the whole leasing period and the Company are required to pay off the total leasing payment within 60 dates of the agreement signing date.  The Company made the payment in full on October 9, 2018. The prepaid lease expense will be amortized based on straight-line method over the lease term.

On July 20, 2018, the Company entered into an equity investment agreement with Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”) to invest approximately $188,875 (RMB 1,250,000) to acquire 10% of the shares of Nanjing Rootaya for the purpose of sharing Rootaya's related technology and patents and further developing new products and new technology in smart pet products together.

On August 17, 2018, the Company renewed the loan agreement with Bank of Communication of China Dongguan Branch and borrowed approximately $4.5 million (RMB 30 million) for one year with a new maturity date on August 13, 2019. The Company had drawn down approximately $3.0 million (RMB 20 million) of the loan to purchase raw materials on August 21, 2018. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.5625 basis points. The Company pledged the land use right of approximately $2.3 million and buildings of approximately $8.4 million acquired from Meijia as collateral to secure this loan (see Note 5 and Note 6). In addition, Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loan.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.8 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.8 million) of capital to this new entity. As of the date of this report, Dongguang Jiasheng has not yet made the payment of the registered capital. Intelligence will be the research and manufacturing facility for the Company’s fast growing intelligent pet products.