Form 20-F
period 2019-06-30
Dogness (International) Corp
filed 2019-10-30
CIK 1707303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,844,631 Class A Common Shares (not including 480,000 Class A Common Shares underlying options granted to management, of which 330,000 options have vested as of the date of this report) and 9,069,000 Class B Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[  ] Yes [X] No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [  ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] Yes [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

[  ] Yes [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ] Yes [  ] No

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

Item 3. Key Information

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended June 30, 2019, 2018, and 2017. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For Fiscal	For Fiscal	For Fiscal
	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2019	2018	2017
	US$	US$	US$
	(audited)	(audited)	(audited)
Statement of operation data:
Revenues	$25,887,948	$30,135,295	$21,172,091
Gross profit	9,430,005	12,134,587	8,334,872
Operating expenses	8,790,435	6,193,363	2,525,454
Income from operations	639,570	5,941,224	5,809,418
Other income (expense)	1,143,904	(412,144)	79,543
Provision for income taxes	380,296	925,372	943,197
Net income	$1,421,781	$4,603,708	$4,945,764
Earnings per share, basic and diluted	$0.05	$0.22	$0.33

Weighted average Ordinary Shares outstanding (basic)	25,913,631	20,800,670	15,000,000

Balance sheet data:

	As of June 30,
	2019	2018	2017	2016	2015
Current assets	$25,922,624	$46,344,652	$8,669,463	$6,990,693	$8,445,984
Total assets	69,023,927	69,708,205	17,518,060	13,256,741	14,694,592
Current liabilities	8,072,423	8,968,673	10,160,919	8,173,074	12,868,544
Total liabilities	8,072,423	8,968,673	10,160,919	8,173,074	12,868,544
Total equity	$60,951,504	$60,739,532	$7,357,141	$5,083,667	$1,826,048

Exchange Rate Information

Our financial information is presented in U.S. dollars. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia and Intelligence Guangzhou are determined using the Chinese Renminbi (“RMB”), the local currency, as the functional currency. Dogness Japan uses Japanese Yen as the functional currency, while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The relevant exchange rates are listed below:

	June 30, 2019		June 30, 2018	June 30, 2017
Year-end spot rate	US$1=RMB 6.8657	US$1=JPY 107.5	US$1=RMB 6.6181	US$1=RMB 6.7780
Average rate	US$1=RMB 6.8226	US$1=JPY 111.1	US$1=RMB 6.5020	US$1=RMB 6.8118

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8785	6.6199	6.9758	6.2637
2019 (through October 25, 2019)
April	6.7348	6.7160	6.7431	6.6882
May	6.9051	6.8526	6.9186	6.7346
June	6.8668	6.8979	6.931	6.8519
July	6.8843	6.8798	6.8936	6.8517
August	7.1567	7.0606	7.1654	6.8987
September	7.1484	7.1151	7.1791	7.0673
October (through October 25, 2019)	7.0657	7.1028	7.1485	7.0655

As of October 25, 2019, the exchange rate is RMB 7.0657 to $1.00.

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

Risks Related to Our Business

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, our Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that the Company owes more taxes than it has paid. The Company recorded tax liabilities of $2.9 million and $2.4 million as of June 30, 2019 and 2018, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to penalties or that we have not paid the correct amount. Although the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

While we are optimistic that our smart products such as collars, harnesses, feeders and robots will be important products for our company in the future, we only recently begun to sell them and thus do not know whether they will prove popular with consumers. We have exhibited these products at expos in multiple countries and have begun to receive orders, but our revenues for all smart products was approximately $2.1 million and $60,000 during the years ended June 30, 2019 and 2018, respectively. As a result, we do not have an accurate gauge of how well accepted they will be by consumers. If consumers do not appreciate our smart products, we may not sell enough products to grow our market share in this new industry.

Our smart products are not as well-known as those of our competitors.

There are a variety of competitors providing smart collars, smart feeders and smart treaters for dogs and cats that are more well-known than our products. We are aware of more than a dozen competitors to our smart products, some of which have been on the market for several years. Because smart collars are still a relatively new industry, we do not believe that there is a single leader. Nevertheless, we face competition from more well-known products like the Whistle GPS Pet Tracker and Tractive, as well as products from more well-established, better capitalized companies in the United States such as Garmin, which produces the Delta Smart Dog Tracker. Similarly, companies such as PetSafe, Petnet, Petzi, Petcube, Arf Pets, Gempet, and Furbo market food and treat dispensers with functionalities that in some cases are similar to our products. If we are unable to achieve recognition for our technology or if consumers opt to use products from companies they recognize more than our company, our smart collar and harness products may not be well accepted.

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

In addition, the Dogness smartphone app on which our smart collars rely has been developed by and is maintained and operated by a company in which we have a minority interest. We cooperate with Dogness Network Technology Co., Ltd (“Dogness Network”) to make the software available to end-users. Our company owns 10% of Dogness Network. If Dogness Network were to stop supporting the application or impair its functionality, our smart collars and harnesses could become unusable or have decreased value to end users.

To the extent we were unable to cooperate with such third parties in the future, we would need to locate and cooperate with other service providers, and we cannot guarantee that we would be able to do so under terms that are satisfactory to us, if at all.

Our software platform may not interface with applications consumers want to be integrated.

In the connected home, consumers are increasingly aware of the interconnection among applications and devices, such as speakers that can turn on lights or adjust the temperature. Some customers purchase products based on how they will interact with other services and products that the customers already use. If we are unable to anticipate and accommodate these desires, customers may choose other products that do interact with their preferred services. Although we may incorporate such functionality in future generations of our products, none of our current products other than our Dogness App feeder integrate into Apple’s, Google’s or Amazon’s smart home platforms. Our Dogness App feeder works with Amazon Alexa.

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

We are currently developing an online platform on Chinese retail websites that will allow pet owners to purchase products from vendors that advertise and sell their products through our application. While we are hopeful that we will be able to develop a product that is appealing to vendors, we have not yet developed the product and do not have any commitments from any vendors to make use of the platform. Because our ultimate success in making this platform a vibrant social and shopping site depends on pet owners making use of it, is impossible to foresee whether the platform will be successful in attracting vendors and pet owners.

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

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 73 patents and 162 trademarks in China and 29 patents and 19 trademarks outside China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). This intellectual property has allowed our products to earn market share in the pet products industry.

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

As of the date of the filing, we have registered 162 trademarks in China. We have also registered our key trademarks in Japan, Australia, Korea, Hong Kong, Taiwan and the United States.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to patents in our industry involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;
●	seek licenses from third parties;
●	pay ongoing royalties;
●	redesign our branded products; or
●	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

Outstanding bank loans may reduce our available funds.

We had approximately $2.9 million in outstanding bank loans as of June 30, 2019 with maturity date on August 13, 2019. On August 20, 2019, we repaid the loan upon maturity and entered into two new loan agreements with the same bank to borrow approximately $2.6 million (RMB 18 million) as working capital for one year. In addition, on August 9, 2019, we entered into another loan agreement with ICBC to borrow RMB 12 million (equivalent to $1.8 million) as working capital for one year. The loans are held at two banks and are secured by some of our land and property in China as the collateral for the debt and are guaranteed by certain related parties, including our Chief Executive Officer and his family, and such individuals’ property. While we believe we have sufficient capital resources to repay these bank loans with support from Mr. Silong Chen, our Chief Executive Officer, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

Our new facilities in Zhangzhou and Dongguan may be more expensive than anticipated to complete.

In March 2018, we purchased (a) all of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”), for a total cash consideration of approximately $10.7 million (RMB 71.0 million) (“Acquistion Cost”), which has been fully paid upon consummation of the Meijia acquisition transaction. Because Meijia had no substantial operations and its property consisted of a land use right and factory and office buildings, we accounted for the acquisition as a purchase of assets. After the acquisition, we started building our own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total budgeted capital expenditure on decoration and purchase of equipment and machinery to bring Meijia manufacturing facility into use amounted to approximately RMB 110 million ($16.0 million). As of June 30, 2019, we have already spent RMB 80.8 million ($11.8 million) and had future capital expenditure commitment of approximately RMB 29.2 million ($4.2 million) on Meijia plant facilities. Subsequently, from July 2019 to the date of this report, we spent an additional $3.1 million on Meijia equipment and machinery purchase for Meijia plant. As a result, we estimate our future capital expenditure commitment on Meijia facilities at approximately $1.1 million as of the date of this report. Our Meijia plant has started test operations in August 2019, and is expected to be ready for production before December 31, 2019 upon passing the final inspection conducted by local government.

In addition to our Zhangzhou facility, we are also building a warehouse in Dongguan. The budget for the Dongguan warehouse is estimated at RMB 75 million ($10.9 million). As of June 30, 2019, we had spent $3.4 million and had future capital expenditure commitment of approximately $7.5 million. As of the date of this report, we have spent an additional $1.3 million and estimate our remaining capital expenditure commitment at approximately $6.2 million.

As a result of the above, the Company’s future capital expenditure commitment on Meijia facility and Dongguan warehouse construction projects amounted to approximately $7.3 million as of the date of this report.

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

We may need to obtain additional debt or equity financing to fund future capital expenditures and initiatives. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

● limit our ability to pay dividends or require us to seek consent for the payment of dividends;

● increase our vulnerability to general adverse economic and industry conditions;

● require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

● limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally retail pet specialty stores and mass merchandisers. For the year ended June 30, 2019, sales to our three largest customers amounted in the aggregate to approximately 47.2% of our total revenue. For the year ended June 30, 2018, sales to our three largest customers accounted for 46.3% of the Company’s total revenue. For the year ended June 30, 2017, sales to our three largest customers amounted in the aggregate to approximately 48% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. During the years ended June 30, 2019, 2018 and 2017, we had two, two and three customers that accounted for 10% or more of our revenues.

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

Our growth strategy includes increasing market penetration of our existing products, developing new products and increasing the number and size of customers we serve. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

●	continued enhancement of our research and development capabilities;
●	stringent cost controls and sufficient liquidity;
●	strengthening of financial and management controls;
●	increased marketing, sales and support activities; and
●	hiring and training of new personnel.

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

Risks Related to Doing Business in China

Increased taxes, duties, tariffs or other restrictions on trade (including Section 301 tariffs imposed by the United States Trade Representative on imported Chinese goods), could adversely affect our financial performance.

In August 2017, the U.S. President directed the United States Trade Representative (“USTR”) to consider investigating China’s laws, policies, practices or actions affecting U.S. intellectual property and forced technology transfers. Based on the findings of the USTR in March 2018 that China’s polices are “unreasonable or discriminatory, and burden or restrict U.S. commerce”, the U.S. President signed a memorandum proposing, among other things, to implement tariffs on certain Chinese imports under Section 301 of the Trade Act of 1974. Since the announcement in May 2018 of a 25% tariff on $50 billion worth of Chinese imports to the U.S., the United States has made multiple announcements of increases in the scope of tariffs covered and the rate of tariffs charged. Current tariffs cover approximately $550 billion of Chinese products imported to the United States and have tariff rates of between 15% and 25%, with proposals to increase to up to 30%.

The U.S. government has taken a variety of actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. From January 2019 through the date of this report, our Company has paid more than $65,000 in connection with such U.S. imposed tariffs. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers. Although we currently sell our products FOB Shenzhen and thus complete our sales outside the United States, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

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

On April 22, 2009, the State Administration of Taxation of China issued the Notification 82 Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of De Facto Management Bodies (“Notification 82”) further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notification 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if  (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders.

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

We conduct most of our business through our subsidiaries in Hong Kong and Mainland China. Our operations in Mainland China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value. Even so, there is still high uncertainty regarding the application of law toward foreign investments.

Since 1979 when China started its reform and opening policy, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, the interpretation and enforcement of these laws and regulations involve uncertainties due to its ruling party’s political influence. As a result, laws and regulations may vary from time to time and especially some may be subject to political interpretation. This uncertainty may bring about laws and regulations changes unfavorable to foreign investment.

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

Of our current shareholders, five pre-IPO shareholders are individual Chinese residents to whom Notice 37 applies. The remaining pre-IPO shareholders are enterprises and Hong Kong residents, to whom Notice 37 does not apply; provided, however, that to the extent the shareholders of such enterprises are themselves Chinese residents, Notice 37 would apply to such individuals. As of the date of this report, none of the shareholders who are Chinese residents who hold such shares directly or through a Hong Kong enterprise has submitted registration under Notice 37. Although such individuals have promised to complete registration at the time they pay the company’s capital contribution prior to completion of this offering, there can be no assurance such registration will be completed in a timely manner.

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

China has very conservative land ownership and land use policy. All the lands in China belong either to the nation or collective units. Although we have purchased the land use right for a new factory in Fujian with our acquisition of Meijia, that factory is not expected to be in operation until approximately December 2019. Our PRC entities’ current office and factory buildings are leased from the local village, which is a collective unit and legal owner of the land acknowledged by the local government. However, under PRC laws obtaining the land use rights is not easy and there is no guarantee that we will successfully obtain a piece of ideal land even if we have enough capital. So, if we are unable to obtain the land use rights in a timely manner, or even if we do obtain a piece of land in time, but the location is not convenient for our business, our development may be unstable and our business operations and plans will be adversely affected.

If we were to lose our certification as a National High Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

In October 2015, Dongguan Jiasheng was approved as a National High Tech Enterprise. This certification entitles Dongguan Jiasheng to favorable tax rates of 15%, rather than the unified rate of 25% that Dongguan Jiasheng would pay if it was not so certified. For the years ended June 30, 2019, 2018, 2017 and 2016, the total taxes payable by Dongguan Jiasheng would have increased by $3,003, $545,805, $552,132 and $386,102, respectively if Dongguan Jiasheng was not certified as a National High Tech Enterprise. In the event Dongguan Jiasheng were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

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

Prior to our initial public offering in 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. One material weakness identified relates to a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, which led to material audit adjustments for the year ended June 30, 2019. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures, including engaging a Chief Financial Officer who holds a Ph.D in accounting and a CPA license in the United States and hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. As of the date of this report, management has concluded that such controls are ineffective.

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

If you purchase our Class A Common Shares, you may not be able to resell those shares at or above the your purchase price. The market price of our Class A Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

● actual or anticipated fluctuations in our revenue and other operating results;

● the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

● actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

● announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

● price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

● lawsuits threatened or filed against us; and

● other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

After such Common Shares were sold, the shareholders unanimously agreed to establish two classes of Common Shares: (a) 90,931,000 authorized Class A Common shares, of which 16,844,631 Class A Common Shares are issued and outstanding, (b) 9,069,000 authorized Class B Common Shares, all of which are issued and outstanding. Mr. Chen, through Fine victory holding company Limited, is the only holder of Class B Common Shares.

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

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC (“Dogness Group”), with its operation focusing primarily on product sales in the U.S. In February 2018, Dogness Overseas Ltd (“Dogness Overseas”) was established in the British Virgin Islands as a holding company, which owns all of the interests in Dogness Group. All of the equity of Dogness Overseas is owned by Dogness (International) Corporation.

On March 16, 2018, the Dongguan Dogness entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzheng) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $10.7 million (or RMB 71.0 million). After the acquisition, Mejia became Dongguan Dogness’ wholly-owned subsidiary. The acquisition of Meijia enabled the Company to build its own facility instead of leasing manufacturing facilities and to expand its production capacity sustainably to meet increased customer demand. The facilities are expected to be ready for production before December 31, 2019 and the Company expects to utilize this facility in the first half of 2020.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.8 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.8 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not yet made the payment of the registered capital. Intelligence will be the research and manufacturing facility for the Company’s fast growing intelligent pet products.

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $250,000 for 51% ownership interest in Dogness Japan, with the remaining 49% owned by an unrelated individual.

At the completion of these transactions, (i) Dogness holds 100% of the equity of each of Dogness Overseas, HK Jiasheng and HK Dogness; (ii) Dogness Overseas owns 100% of the equity of Dogness Group and 51% of Dogness Japan, (iii) HK Dogness holds 100% of the equity of Dongguan Dogness; (iv) Dongguan Dogness holds 100% of the equity of Dongguan Jiasheng and Meijia; and (v) Dongguan Jiasheng owns 58% of the equity of Intelligence and. By virtue of these ownership relationships, Dogness is the parent, directly or indirectly, of each of Meijia, HK Jiasheng, HK Dogness, Dongguan Dogness, Dogness Group, Dongguan Jiasheng, Intelligence and Dogness Japan, and such entities’ financial results are consolidated with those of Dogness; provided that only 58% of the equity of Intelligence and 51% of the equity of Dogness Japan are so consolidated.

B. Business Overview

Overview

Technology can bring pets and their caregivers closer together. At Dogness we combine our research and development expertise with customer feedback to make products that improve pets’ lives. We create and manufacture fun, useful and high-quality products for everyone to experience. We believe that high technology pet products must be accessible and reliable to capture pet lovers’ imagination and to enhance their pets’ lives.

Dogness has been making the highest quality collars, harnesses, and traditional and retractable leashes since 2003, featuring stylish design and rugged engineering. Beginning with smart collars and harnesses in 2016, based on the belief that internet-connected products could improve the lives of pets and their caregivers, Dogness developed a suite of smart products, moving past these first products into smart feeders, fountains, treat dispensers and robots to interact with pets.

Dogness focuses on connected pet care, to link pets and pet caregivers and ultimately to integrate the “Smart Pet Ecosystem” into a single cohesive platform that integrates smart technology into pets’ lives. The Smart Pet Ecosystem has four major areas: smart pet technology, pet care, leashes and collars, and pet health and wellness.

Smart Pet Technology

Through a single platform, the Dogness mobile app, the Company’s smart products allow pet owners to remotely see, hear, speak, feed, play, and interact with their pets in different ways. We accomplish all of this with a tool the owner likely already has, a smart phone. The Dogness app is available for both Android and iOS and communicates with the smart product anywhere the phone and smart product both have wifi or cellular service. If your dog will listen to you from across the room, you can tell her to roll over from around the world

Dogness Smart Wearables: Our smart wearable collars and harnesses feature integrated electronics, which allows us to pair high quality collars with a lightweight smart component and LED lights. We have focused on the important details for dog owners, allowing owners to locate their pets, direct their pets’ movements, communicate with their dogs, provide tailored instantaneous feedback to problem barking and keep track of exercise and other biodata.

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

Dogness Smart Fountain: The smart fountain ensures that pets stay hydrated with a source of clean filtered water from a patented filtering technology. Additional features include an oxygenating, free-falling, recirculating water stream for optimal freshness, the ability to increase or decrease the flow of water, a replaceable carbon water filter and a nano filter to maintain water freshness, a submersible pump for quiet operation, dishwasher-safe material, and an easily assembled and disassembled design.

Dogness Smart CAM Treater: Allows pet owners to see their pets night and day through a 160-degree full HD camera with night vision, hear their pets through a built-in microphone, interact with their pets by speaking to them through a built-in speaker, and play with their pets by tossing them treats.

Pet Care

Our pet care products currently focus on high quality pet shampoos. We launched these shampoo products in August 2018.

We have two lines of shampoos, which are focused on and tailored to Chinese online and offline consumption. Our One on One Service line is focused on consumer purchasers and consists of dog and cat shampoo products that feature natural plant and amino acid composition. In addition to universal-purpose products, we have also developed seven breed-tailored shampoo products for golden retrievers, poodles, huskies, bulldogs, border collies and corgis. Our Professional Bathing & Spa line is focused on professional purchasers, like dog and cat groomers. These products consist of bathing products, hair conditioners and essential oil products.

Leashes and Collars

Traditional Product Lines: We produce collars, harnesses and leashes in seven main series (Classic, Elegance, Luxury, LED, Holiday, Special Function, and Cat series). Given the choices available to customers, we currently manufacture between 500 and 600 traditional products and can add additional options to meet customer preferences. Our traditional product lines use leather, nylon, Teflon-coated fabrics and other materials to suit consumer preferences. Not only do we produce these products; we also design fabric patterns and invent improved components such as a comfort curved buckle for collars and locking closing mechanism for leashes.

Retractable Leashes: In addition to our newest smart products, we have devoted significant effort to designing and manufacturing some of the finest retractable leashes available. Retractable leashes balance freedom for the dog with control for the owner. If used well, a retractable leash promotes good communication between the two, as the dog has exactly as much room to roam as the owner permits, and this amount can be adjusted to suit the environment and circumstances. Dogness also offers an updated retractable leash to enhance the pet walking experience. The new leash allows pet owners to attach Dogness accessories to their retractable leashes, which currently include an LED light for better visibility in low light settings; a convenience box to store items such as doggie bags, treats, or keys; and a Bluetooth speaker to listen to music or answer calls.

Other Products: In addition to collars, leashes and harnesses, we also produce lanyards for use by humans and ornaments that attach to collars. As to the lanyards, we produce such lanyards using our fabric weaving machines. Because we have our production in-house, we can design lanyards that match a customer’s need, in terms of color, size, quantity and pattern. Our hanging ornament series uses high-quality electroplating techniques to create fashionable accents for pet collars. We make a variety of patterns in bright and vibrant colors, as well as custom bells for cat collars.

Pet Health and Wellness

One of our new research areas is pet-focused health and wellness products. While we do not currently offer these products for sale, we are currently developing supplements and nutrition products in consultation with veterinarians and pharmacists and anticipate introducing these products in the near term.

Operations

Dogness has marketing and sales networks all over the world and has businesses in Dallas, Dongguan, Hong Kong and Zhangzhou. In addition, Dogness is the process of registering an office in Tokyo. Senior management, R&D and production, marketing, customer service and finance operate from Dogness’ headquarters in Dongguan, Guangdong Province, which also serves as the manufacturing base for smart products and dog leashes. Dogness Group LLC in Dallas, Texas, USA serves as the sales and service center for all international markets and R&D center for pet health and wellness. The company’s factory in Zhangzhou, Fujian serves as a material production base, responsible for sample dyeing, ribbon dyeing and electroplating. One of Dogness’ competitive advantages comes from integrating the whole industrial chain, including retraction ropes, textiles, printing and dyeing, mold development, and hardware and plastics. In addition, Dogness’ subsidiaries in the United States and Japan have R&D and design centers for pet smart products, forming a complete supply chain system with manufacturing bases in China. We benefit from vertically integrated manufacturing operations, which allow us to design, machine and assemble the vast majority of our products in house, so we can easily incorporate improvements in design.

Market Background

Our company’s primary market is the United States, with approximately 21.1%, 33.7% and 42.9% of our products being sold in America in fiscal 2019, 2018 and 2017, respectively. The United States has one of the highest pet ownership rates in the world, with approximately 65% of U.S. households, or approximately 79.7 million homes, owning a pet. Of these, roughly 54.4 million own at least one dog and 42.9 million own at least one cat. Approximately 42% of pet owners own more than one pet.

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

● Advanced technology. We have developed and made use of 104 patents in producing premium pet products.

● Strong research and development. We have leveraged our cooperation with and investments in Dogness Network Technology Co., Ltd (“Dogness Network”), Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”), Linsun Smart Technology Co., Ltd (“Linsun”) and our own in-house research and development efforts to design high tech pet products for our customers. Dogness Network, in which we have a 10% ownership interest, develops the smartphone apps that power our connected products, including our collars, harnesses, feeders, treaters and robots. Nanjing Rootaya, in which we have a 10% ownership interest, has designed our smart pet toys and innovative water and food bowl. Linsun, in which we have a 13% ownership interest, helped create our smart feeders and treaters. Our subsidiary Dongguan Jiasheng is responsible for the technology underlying our connected leashes and related accessories.

● Vertically integrated production. We are increasingly manufacturing as much of our products internally and reducing reliance on third party vendors. This allows us to control costs and ensure quality.

● Economies of scale. We are pleased to provide products to a variety of customers and to fill large orders for a number of those customers. These large orders allow us to increase our efficiency, reduce costs and deliver high quality products quickly and to our customers’ exacting demands.

● Strong reputation in pet products industry. Our customer list is filled with sophisticated, multinational purchasers of pet

Research and Development

Our R&D team has 17 dedicated employees who are focused on product development and design. Quality control has 10 employees and is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

Beginning in 2016, we have been researching and testing new, more ecologically friendly materials, which we hope to use in place of PVC in certain plastic applications.

As a result of these efforts, we became certified as a National High Tech Enterprise by the State Intellectual Property Office in March 2015, and we have renewed this certification in 2019. This certification entitles us to favorable tax rates of 15%, rather than the unified rate of 25% we would pay if we were not certified.

Our research and development expenses were $673,131 in fiscal 2019, $580,379 in fiscal 2018, $208,447 in fiscal 2017 and $193,786 in fiscal 2016, representing 2.6%, 1.9%, 1.0% and 1.2% of our total revenues for 2019, 2018, 2017 and 2016, respectively. We expect our R&D expenses to continue to increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Intellectual Property

We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. We have completed registration of 73 patents with the China State Intellectual Property Office. In addition, we have registered 16 patents in Germany, seven in Japan, five in the United States and one in the European Union.

We have completed registration of 162 trademarks, with the Trademark Office of the State Administration for Industry & Commerce of the PRC. In addition, we have registered our key trademark for Dogness in Japan, Australia, Korea, Hong Kong, Taiwan and the United States. We have registered all of our patents and trademarks under Dongguan Jiasheng. Our trademarks will expire at various dates between September 8, 2020 and May 13, 2026.

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

Laws and Regulations in China Regarding Manufacturing, Producing, and Processing

Laws regulating pet products manufacturing, producing, and processing cover a broad range of subjects, particularly in the area of occupational safety and health. We must comply with all levels of laws and regulations relating to matters such as safe working conditions, manufacturing practices, environmental protection and discharging hazard control. Specifically, the major laws that apply to our PRC subsidiaries are as follows:

● Company Law (amended in 2014), governing, among other matters, company registration, existence and business operation;

● Contract Law (1999), governing business practices with all other market participants;

● Labor Contract Law (amended in 2013), governing the relationship between company as an employer and its employees;

● Product Quality Law (amended in 2009), governing the relationship between company as a products provider and consumers in the market.

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

While the application of the M&A Rules remains unclear, our PRC counsel, Guangdong Jiamao Law Firm, have advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006: the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules; and despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and Our business operations in China do not belong to a prohibited industry by foreign investment; and Our M&A to our Chinese subsidiary companies have all properly registered with local governmental authorizations.

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

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce (“SAIC”) handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of the date of this report, we have registered 181 trademarks (including 162 trademarks in China), all of which are fully owned and in use by us. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. So far, we have not received any such kind of petition and we strongly believe there will not be such petition because our trademarks are firstly used as well as firstly registered by us.

Patents

Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs. As of the date of this report, we have successfully obtained 104 patents (including 73 in China), which includes 15 invention patents, 38 utility patents, and 51 appearance patents.

C. Organizational Structure

Below is a chart representing our current corporate structure:

Dogness
Dogness (International) Corporation
British Virgin Islands
100%
100%
100%
Dogness Overseas
Dogness Overseas Ltd.
British Virgin Islands
HK Jiasheng
Jiasheng Enterprise (Hong Kong) Co., Limited
Hong Kong
HK Dogness
Dogness (Hong Kong) Pet Products Co., Ltd.
Hong Kong
51%
100%
100%
Dogness Japan
Dogness Japan Co. Ltd.
Japan
Dogness Group
Dogness Group LLC
Delaware
Dongguan Dogness
Dogness Intelligence Technology (Dongguan) Co., Ltd.
People's Republic of China
100%
100%
Dongguan Jiasheng
Dongguan Jiasheng Enterprise Co., Ltd.
People's Republic of China
Meijia
Zhangzhou Meijia Metal Product Co., Ltd
People's Republic of China
58%
Intelligence Guangzhou
Dogness Intelligence Technology Co., Ltd
People's Republic of China

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

On March 16, 2018, the Company acquired all of the equity of Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). The Company paid total consideration of approximately $10.7 million in connection with the acquisition of equity of Meijia. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. Except for holding the land use right and the buildings, Meijia has no substantial business operations, nor has it had any production or sales activities since its inception. The Company plans to use this land use right and buildings as a production facility. The Company budgeted approximately RMB 110 million ($16.0 million) to develop the facility. As of June 30, 2019 and the date of this report, the Company had spent approximately $11.8 million and $14.9 million aggregate, respectively in development of the Meijia facility, and the additional $1.1 million will be spent to bring this facility into use before December 2019.

In July 2018, the Company entered a long-term lease that expires October 14, 2038 for 7,026 square meters land and 5,000 square meters of buildings in Dongguan city. The Company plans to use this new property as a warehousing facility, given limited storage capacity at its other facilities. Lease expenses for this property were approximately $4.5 million, which amount was paid in full on October 9, 2018. The Company budgeted approximately RMB 75 million ($10.9 million) to develop the facility. As of June 30, 2019 and the date of this report, the Company had spent approximately $3.4 million and $4.7 million aggregate, respectively in development of the Dongguan facility.

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

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on promoting the Company’s pet products sales in the United States. In February 2018, Dogness Overseas Ltd, which is wholly owned by the Company, was established in the British Virgin Islands as a holding company. Dogness Overseas Ltd owns all of the interests in Dogness Group LLC.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzheng) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $10.7 million (or RMB 71.0 million). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand. After the Company’s acquisition of Meijia, total capital expenditure on decoration and purchase of equipment and machinery to bring Meijia manufacturing facility into use has been budgeted at approximately RMB 110 million ($16.0 million), of which the Company has spent RMB 80.8 million ($11.8 million) decoration costs as of June 30, 2019 and an additional RMB 21.4 million ($3.1 million) from July 1 through September 30, 2019 subsequent period. As of the date of this filing of the Company’s 2019 annual report, the Company estimates it will need to spend an additional RMB 7.8 million ($1.1 million) on machinery and equipment purchase and installation in the next few months. The facilities are expected to be ready for production before December 31, 2019.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.8 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% of ownership interest owned by two unrelated entities. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Intelligence Guangzhou has had immaterial operation since its inception.

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, the Company invested $250,000 for 51% ownership interest in Dogness Japan Co. Ltd. (“Dogness Japan”), with the remaining 49% ownership interest owned by an unrelated individual.

In recent years, we have invested large amounts of funds, to establish an environmentally friendly ribbon dying process, computer jacquard department, screen printing department and thermal transfer printing department. The adoption of ISO 9001:2015 international quality system enables us to be more effective in the various production processes to guarantee product quality, and ensure stable and efficient production. We also have an in-house testing laboratory and frequently perform tests on all of our products to maintain a high level of quality in both materials and workmanship.

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

Our major products include pet leashes, pet collars, gift suspenders, pet harnesses, intelligent pet products, retractable dog leashes, and other pet accessories, such as mouth covers and pet charms, which accounted for revenues as shown in the tables below:

	For the Years ended June 30,
	2019		2018		2017
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Revenue	% of total Revenue

Pet leashes	$6,266,952	23.9%	$7,102,233	23.6%	$5,290,918	25.0%
Pet collars	6,188,672	23.6%	10,684,908	35.5%	7,529,420	35.6%
Gift suspenders	4,058,229	15.5%	3,481,500	11.6%	2,415,118	11.4%
Pet harnesses	3,587,128	13.7%	4,980,771	16.5%	1,508,426	7.1%
Intelligent pet products	2,103,523	8.0%	59,719	0.1%	-	-
Other pet accessories	2,024,742	7.7%	1,175,232	3.9%	2,737,143	12.9%
Retractable dog leashes	1,771,805	6.8%	2,650,932	8.8%	1,691,066	8.0%
Climbing hooks	215,464	0.8%	-	-	-	-
Total	$26,216,515	100.0%	$30,135,295	100.0%	$21,172,091	100.0%

During the year ended June 30, 2019, our products were sold in 26 countries. Our major customers now include, among others, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, Petmate, JD.com and Tmall.com. Export sales accounted for 42.5%, 50.2% and 67.7% of the total sales for the years ended June 30, 2019, 2018 and 2017, respectively, while China domestic sales accounted for 57.5%, 49.8% and 32.3% for the years ended June 30, 2019 2018 and 2017, respectively. The breakdown of the sales by geographic areas is shown below:

	For the year ended June 30, 2019		For the year ended June 30, 2018		For the year ended June 30, 2017
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$11,134,072	42.5%	$15,269,355	50.7%	$14,332,557	67.7%
Sales in China domestic market	15,082,443	57.5%	14,865,940	49.3%	6,839,534	32.3%
Total	$26,216,515	100.0%	$30,135,295	100.0%	$21,712,091	100%

For the year ended June 30, 2019, the Company’s three largest customers accounted for 28%, 14% and 6% of the Company’s total revenue, respectively. For the year ended June 30, 2018, the Company’s three largest customers accounted for 25%, 14% and 7% of the Company’s total revenue, respectively. For the year ended June 30, 2017, the Company’s three largest customers accounted for 20%, 15% and 13% of the Company’s total revenue, respectively.

	For the years ended June 30,
	2019	2018	2017
	% of total revenue

Dongguan Anyi Trading Co., Ltd.	28%	25%	13%
Petco	14%	14%	20%
Dongguan Ruisheng Development Co., Ltd.	6%	-	-
IKEA	-	7%	-
Dongguan Silk Import and Export Co., Ltd.	-	-	15%

Our Growth Strategy

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

Develop innovative products and services. We focus on developing and strengthening our brand identity and emphasizing our unique offerings for customers and promoting our strong value proposition. Through extensive and on-going customer research, we are gaining valuable insights into the wants and needs of our customers and we are developing solutions and communication strategies to address them. We continually seek opportunities to strengthen our merchandising capabilities, which allow us to provide a differentiated product assortment, including our exclusive smart pet specialty products and our proprietary brand offerings, to deliver innovative solutions and value to our customers. We believe developing innovative products will further differentiate us from our competitors, allow us to forge a strong relationship with our customers, build loyalty, enhance our market position, increase transaction size and enhance operating margins.

Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that acquiring rather than building capacity is an option that may be more beneficial to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller pet product manufacturers in China as part of our expansion plans. Some of the companies we may seek to acquire are suppliers of the raw materials or components we purchase to manufacture our products to further expand and integrate the industrial chain. If we do acquire such companies, we will have greater control over our manufacturing cost. Our expansion strategy includes increasing our share in existing pet specialty products markets, penetrating new markets and achieving operating efficiencies and economies of scale in merchandising, distribution, information systems, procurement, and marketing, while providing a return on investment to our stockholders.

Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our economies of scale. We seek suppliers that will strategically partner with us to create long-term shareholder value. We also aim to scale our supply chain to accommodate growth, cut costs and improve efficiency and drive continuous improvement, mitigate supply chain risks, and develop innovative approaches to product development.

We believe these strategic initiatives will continue to generate our sales growth, allow us to focus on managing capital and leveraging costs and drive product margins to produce profitability and return on investment for our stockholders.

Results of Operations

Comparison of Operation Results For the Years Ended June 30, 2019 and 2018

The following table summarizes the results of our operations for the years ended June 30, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended June 30, 2019		Year ended June 30, 2018
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$26,216,515	100.0%	$30,135,295	100.0%	$(3,918,780)	(13.0)%
Cost of sales	16,786,510	64.0%	18,000,708	59.7%	1,214,198	(6.7)%
Gross profit	9,430,005	36.0%	12,134,587	40.3%	(2,704,582)	(22.3)%
Operating expenses
Selling expenses	2,101,403	8.0%	1,654,629	5.5%	446,774	27.0%
General and administrative expenses	6,015,901	22.9%	3,958,355	13.1%	2,057,546	52.0%
R&D expense	673,131	2.6%	580,379	1.9%	92,752	16.0%
Total operating expenses	8,790,435	33.5%	6,193,363	20.5%	2,597,072	41.9%
Income from operations	639,570	2.4%	5,941,224	19.8%	(5,301,654)	(89.2)%
Other income (expenses)
Interest income (expense), net	616,878	2.4%	(23,961)	(0.1)%	640,839	(2674.5)%
Foreign exchange gain (loss)	503,528	1.9%	(381,773)	(1.3)%	885,301	(231.9)%
Other income (expenses)	23,498	0.1%	(6,410)	0.0%	29,908	(466.6)%
Total other income (expenses)	1,143,904	4.4%	(412,144)	(1.4)%	1,556,048	(377.5)%
Income before income taxes	1,783,474	6.8%	5,529,080	18.4%	(3,745,606)	(67.7)%
Provision for income taxes	380,296	1.5%	925,372	3.1%	(545,076)	(58.9)%
Net income	$1,403,178	5.4%	$4,603,708	15.3%	$(3,200,530)	(69.5)%

Revenues. Revenues decreased by approximately $3.9 million, or 13.0%, to approximately $26.2 million for the fiscal year ended June 30, 2019 from approximately $30.1 million for the fiscal year ended June 30, 2018. The decrease in revenue was primarily due to the decrease in unit sales volume by 24.1% for the year ended June 30, 2019 as compared to the same period for 2018. The decrease in unit sales volume was mainly due to the negative impact of increased tariff on some of our products exported to the United States during the year ended June 30, 2019 as a result of the trade war between China and the United States started since September 2018, which led to reduced purchase orders from several of our major customers located in the United States. Starting on May 10, 2019, the tariff increased from 10% to 25%, and we are anticipating a further reduction of export sales to the United States in the coming months due to uncertainties arising from the China-US trade war.

Revenue by Product Type

The following table sets forth the breakdown of our revenue by product type for the year ended June 30, 2019 and 2018:

	For the Years ended June 30,
	2019		2018
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Pet leashes	$6,266,952	23.9%	$7,102,233	23.6%	$(835,281)	(11.8)%
Pet collars	6,188,672	23.6%	10,684,908	35.5%	(4,496,236)	(42.1)%
Gift suspenders	4,058,229	15.5%	3,481,500	11.6%	576,729	16.6%
Pet harnesses	3,587,128	13.7%	4,980,771	16.5%	(1,393,643)	(28.0)%
Intelligent pet products	2,103,523	8.0%	59,719	0.2%	2,043,804	3,422.4%
Other pet accessories	2,024,742	8.4%	1,175,232	3.9%	849,510	72.3%
Retractable dog leashes	1,771,805	6.8%	2,650,932	8.8%	(879,127)	(33.2)%
Climbing hooks	215,464	0.8%	-	-	215,464	-
Total	$26,216,515	100.0%	$30,135,295	100.0%	$(3,918,780)	(13.0)%

	Total Revenue for years ended June 30,						Average unit price		Price
Product category	2019	2018	Unit sold in 2019	Unit sold in 2018	Variance in Unit sold	% of unit variance	2019	2018	Difference
Pet leashes	$6,266,952	$7,102,233	2,168,053	3,585,550	(1,417,497)	(39.5)%	$2.9	$2.0	$0.9
Pet collars	6,188,672	10,684,908	3,899,123	7,261,898	(3,362,775)	(46.3)%	1.6	1.5	0.1
Gift suspender	4,058,229	3,481,500	10,158,692	9,370,826	787,866	8.4%	0.4	0.4	0.0
Pet harnesses	3,587,128	4,980,771	1,534,041	2,163,376	(629,335)	(29.1)%	2.3	2.3	0.0
Intelligent pet products	2,103,523	59,719	45,562	1,222	44,340	3,628.5%	46.2	48.9	(2.7)
Other pet accessories	2,024,742	1,175,232	2,300,131	4,222,312	(1,922,181)	(45.5)%	0.9	0.3	0.6
Retractable dog leashes	1,771,805	2,650,932	361,187	534,577	(173,390)	(32.4)%	4.9	5.0	(0.1)
Climbing hooks	215,464	-	137,019	-	137,019	-	1.6	-	-
Total	$26,216,515	$30,135,295	20,603,808	27,139,761	(6,535,953)	(24.1)%	$1.3	$1.1	$0.2

Pet leashes

Revenue from pet leashes decreased by approximately $0.8 million, or 11.8%, from approximately $7.1 million in fiscal 2018 to approximately $6.3 million in fiscal 2019. The decrease was mainly driven by a 39.5% decrease in sales volume during fiscal 2019 compared to fiscal 2018 due to reduced purchase orders from major customers located in the United States as a result of the increased tariffs related to the ongoing trade dispute between China and the United States. The decrease in sales volume of pet leashes was partially offset by an increase in average unit price of $0.9 per unit or 45% because we charged higher selling prices to customers when more of the higher-cost leather dog leashes were sold.

Pet collars

Revenue from pet collars decreased by approximately $4.5 million or 42.1%, from approximately $10.7 million in fiscal 2018 to approximately $6.2 million in fiscal 2019. The decrease was mainly driven by a 46.3% decrease in sales volume during fiscal 2019 compared to fiscal 2018 due to reduced purchase orders from major customers located in the United States as a result of the increased tariffs related to the ongoing trade dispute between China and the United States. The average selling price for pet collars slightly increased by $0.1 per unit in fiscal 2019 compared to fiscal 2018 largely because our new product design and material improvements allowed us to charge higher selling prices.

Gift suspenders

Gift suspenders include various ribbons and belts used in badges, name tags and gift bags. Revenue from gift suspenders increased by approximately $0.6 million or 16.6%, from approximately $3.5 million in fiscal 2018 to approximately $4.0 million in fiscal 2019. The increase was mainly driven by an 8.4% increase in sales volume during fiscal 2019 as compared to fiscal 2018. The average selling price for gift suspenders remained consistent in fiscal 2019 compared to fiscal 2018.

Pet harnesses

Revenue from pet harnesses decreased by approximately $1.4 million or 28.0%, from approximately $5.0 million in fiscal year 2018 to approximately $3.6 million in fiscal year 2019. The decrease was mainly driven by a 29.1% decrease in sales volume during fiscal 2019 compared to fiscal 2018 due to reduced purchase orders from major customers located in the United States as a result of the increased tariffs related the ongoing trade dispute between China and the United States. The average selling price for pet harnesses remained consistent in fiscal 2019 compared to fiscal 2018.

Intelligent pet products

Revenue from intelligent pet products increased by approximately $2.0 million or 3,422.4%, from approximately $60 thousand in fiscal 2018 to approximately $2.1 million in fiscal 2019. The increase was mainly driven by an 3,628.5% increase in sales volume during fiscal 2019 compared to fiscal 2018. We launched our intelligent pet products in March 2018, which include APP-controlled pet feeders, pet water fountains, and smart pet toys. As compared with other products, intelligent pet products typically have higher selling price. We are shifting the focus from traditional pet products to new, smart and innovative pet products and expect the sales of intelligent pet products will continue to increase in the near future.

Other pet accessories

Other pet accessories include various dog comfort wrap harnesses, pet muzzles, metal chain traffic leashes, pet belts and ropes, and other miscellaneous products, which are normally customized to fulfill customers’ purchase orders. Revenue from other pet accessories increased by approximately $0.8 million or 72.3%, from approximately $1.2 million in fiscal 2018 to approximately $2.0 million in fiscal 2019. The increase in revenue from other pet accessories was mainly attributable to the increased average selling price from $0.3 per unit in fiscal 2018 to approximately $0.9 per unit in fiscal 2019, representing an increase of 200% from fiscal 2018 as a result of new product design and material improvements which led us to charge higher selling price. The impact of the increased average selling price was partially offset by the decreased sales volume. The sales volume decreased by 1.9 million units or 45.5% from 4.2 million units in fiscal 2018 to 2.3 million units in fiscal 2019 due to reduced sales orders from major customers in the United States.

Retractable dog leashes

Revenue from retractable dog leashes decreased by approximately $0.9 million or 33.2%, from approximately $2.7 million in fiscal 2018 to approximately $1.8 million in fiscal 2019. The decrease was mainly driven by a 32.4% decrease in sales volume due to reduced purchase orders from major customers located in the United States during fiscal 2019 compared to fiscal 2018. The average selling price for retractable dog leashes decreased by $0.1 per unit in fiscal 2019 compared to fiscal 2018 because we lowered the selling price on several retractable dog leashes in order to promote sales to customers.

Climbing hooks

To meet the increasing market demand for outdoor equipment, we produced climbing hooks for international sport companies in the second half of fiscal 2019. Revenue from climbing hooks was $0.2 million for fiscal 2019. We did not have material climbing hooks sales in fiscal 2018. We expect the sales for the climbing hooks and gears will increase due to strong market demand.

Sales to related parties

During the year ended June 30, 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”) and 13% of the ownership interest in Linsun Smart Technology Co., Ltd (“Linsun”), for the purpose of working together to develop new products and new technologies in smart pet tech area.

We sold certain intelligent pet products to Dogness Network and Linsun, and accordingly reported related party sales of $328,567, which accounted for 1.2% of our total revenue for the year ended June 30, 2019. As of the date of this filing, we have fully received payment from Dogness Network and Linsun. There were no such related party sales in the same period of last fiscal year.

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the year ended June 30, 2019 and 2018:

	For the Years Ended June 30,
	2019		2018
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Mainland China	$15,082,443	57.5%	$14,865,940	49.8%	216,503	1.5%
United States	5,522,008	21.1%	10,168,945	33.7%	(4,646,937)	(45.7)%
Europe	2,510,190	9.6%	1,994,085	6.6%	516,105	25.9%
Australia	216,993	0.8%	223,463	0.7%	(6,470)	(2.9)%
Canada	950,353	3.6%	128,320	0.4%	811,033	582.1%
Central and South America	231,426	0.9%	106,098	0.4%	125,328	118.1%
Japan and other Asian countries and regions	1,703,102	6.5%	2,637,444	8.3%	(934,342)	(35.4)%
Total	$26,216,515	100%	$30,135,295	100%	$(3,918,780)	(13.0)%

The breakdown of sales by product types in international markets is as follows:

International sales by product type	For the Years ended June 30,
	2019		2018		Change
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet leashes	$2,663,455	23.9%	$3,706,758	24.3%	$(1,043,303)	(28.1)%
Pet collars	2,630,186	23.6%	5,363,824	35.1%	(2,733,638)	(51.0)%
Gift suspenders	1,724,747	15.5%	1,747,713	11.4%	(22,966)	(1.3)%
Pet harnesses	1,524,529	13.7%	2,500,347	16.4%	(975,818)	(39.0)%
Intelligent pet products	893,997	8.0%	29,979	0.2%	864,018	2882.1%
Other pet accessories	944,141	8.5%	589,966	3.9%	354,175	60.0%
Retractable dog leashes	753,017	6.8%	1,330,768	8.7%	(577,751)	(43.4)%
Total international sales	$11,134,072	100.0%	$15,269,355	100.0%	$(4,135,283)	(27.1)%

Our total sales in international markets decreased by approximately $4.1 million or 27.1% from approximately $15.2 million in fiscal 2018 to approximately $11.1 million in fiscal year 2019. The decrease was primarily affected by decreased export sales to the United States of approximately $4.6 million or 45.7% from approximately $10.2 million in fiscal 2018 to approximately $5.5 million in fiscal 2019. Sales volume of pet leashes, pet collars, pet harnesses and retractable dog leashes exported to the United States decreased by approximately 62%, 66%, 56% and 58%, respectively, when comparing fiscal year 2019 to fiscal year 2018. Due to the uncertainties and higher tariffs created by the China-U.S. trade dispute, several major (mainly OEM) customers in the United States reduced their purchase orders from us by approximately $4.6 million as compared to fiscal 2018. On the other hand, we expanded our sales to Canada and European countries, such as Germany, Poland, Greece, Bulgaria and Ireland during fiscal 2019. Our export sales to Canada increased by $811,033 or 582.1% in fiscal 2019 as compared to fiscal 2018. Our export sales to Europe increased by $516,105 or 25.9% in fiscal 2019 as compared to fiscal 2018, while our export sales to other Asian countries decreased by approximately $0.9 million. The overall decrease in export sales to international market reflected the above-mentioned factors.

Although the Company’s revenue decreased in fiscal year 2019 due to decreased export sales to the United States affected by increased tariffs and trade war between China and the United States, the Company has adjusted its sales strategy to increase its sales and marketing efforts to target China’s domestic market, Europe, Australia and other countries. Our increase in sales in China, Europe and Canada partially offset the decreased sales in the United States. At the same time, Company’s US subsidiary has made progress and entered into agreements with large retail chains in the US and Canada for the distribution of their smart pet products under the Company’s own brand rather than just serving as an OEM supplier. The Company expects the revenues to be generated from these efforts to mitigate, at least in part, decreased OEM sales in the United States. Management is also hopeful that its newly developed intelligent pet products may provide significant new revenues and income opportunities.

The breakdown of sales by product types in China’s domestic market is as follows:

Domestic sales by product type	For the Years ended June 30,
	2019		2018		Changes
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet leashes	$3,611,444	23.9%	$3,395,475	23.5%	$215,969	6.4%
Pet collars	3,558,486	23.6%	5,321,084	35.5%	(1,762,598)	(33.1)%
Gift suspenders	2,333,482	15.5%	1,733,787	11.6%	599,695	34.6%
Pet harnesses	2,062,599	13.7%	2,480,424	16.5%	(417,825)	(16.8)%
Intelligent pet products	1,209,526	8.0%	29,740	0.2%	1,179,786	3967.0%
Other pet accessories	1,288,118	7.7%	585,266	3.9%	702,852	120.1%
Retractable dog leashes	1,018,788	6.8%	1,320,164	8.8%	(301,376)	(22.8)%
Total sales in China domestic market	$15,082,443	100.0%	$14,865,940	100.0%	$216,503	1.5%

Our domestic sales increased approximately $0.2 million or 1.5% from approximately $14.9 million in fiscal 2018 to approximately $15.1 million in fiscal 2019. In terms of sales by product type and mix, pet leashes, gift suspenders, intelligent pet products increased by 6.4%, 34.6% and 3,967.0%, respectively, when comparing fiscal year 2019 to fiscal year 2018, while sales of pet collars and pet harnesses decreased by 33.1% and 16.8%, respectively. During fiscal year 2019, with more pet ordinances and regulations being enforced by local authorities, Chinese pet owners are required to keep dogs on leashes in public. The increase in our domestic sales was mainly because we allocated more resources to strengthen our sales efforts in the domestic market to develop new clients and market our own brand offerings. As the Chinese pet market has grown recently and retains significant market potential for further growth, we will continue increasing our focus on the Chinese market in 2020 and beyond when we expand our factory facilities.

Cost of revenues. Cost of revenues decreased by approximately $1.2 million or 6.7% to approximately $16.8 million in fiscal 2019 from approximately $18.0 million in fiscal 2018. The decrease in our cost of revenues was mainly due to the decrease of sales volume by 24.1% in fiscal 2019 and accordingly corresponding costs associated with raw materials, labors and manufacturing overhead reduced. As a percentage of revenues, the cost of goods sold increased by approximately 4.3% to 64.0% in fiscal 2019 from 59.7% in fiscal 2018. This was mainly because more higher cost leather materials instead of fabric materials have been used in the production in order to fulfill customer purchase orders of our pet leashes and pet collars in fiscal 2019, which increased our related production cost to a certain extent. In addition, overall labor costs also increased due to the adjustment of base salary for worker compensation to reflect inflation. As a result, average unit cost associated with the sales volume for fiscal year 2019 increased by 22.7% from approximately $0.66 per unit in fiscal 2018 to approximately $0.81 per unit in fiscal 2019.

Gross profit. Our gross profit decreased by approximately $2.7 million or 22.3%, to approximately $9.4 million in fiscal 2019 from approximately $12.1 million in fiscal 2018 primarily attributable to decreased sales volume of our pet leashes, pet collars, pet harnesses, retractable dog leashes and other pet accessories, and increased average unit costs associated with higher cost leather materials instead of fabric materials used in production to fulfill customer purchase orders. Overall gross profit margin was 36.0%, a decrease of 4.3 percentage points, as compared to 40.3% in fiscal 2018.

Gross profit by Product Type

The following table presents the gross profit by product types for the year ended June 30, 2019 and 2018 as follows:

	For the Year ended June 30,
	2019		2018
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit Pct. Pt.

Pet leashes	$2,148,933	34.3%	$2,781,880	39.2%	$(632,947)	(4.9) pct.
Pet collars	2,227,627	36.0%	4,326,569	40.5%	(2,098,942)	(4.5) pct.
Gift suspender	1,370,296	33.8%	1,383,940	39.8%	(13,644)	(6.0) pct.
Pet harnesses	1,412,014	39.4%	2,132,201	42.8%	(720,187)	(3.4) pct.
Intelligent pet products	824,572	39.2%	22,763	38.1%	801,809	1.1 pct.
Other pet accessories	761,044	34.1%	420,700	35.8%	340,344	(1.7) pct.
Retractable dog leashes	685,519	38.7%	1,066,534	40.2%	(381,015)	(1.5) pct.
Total	$9,430,005	36.0%	$12,134,587	40.3%	$(2,704,581)	(4.3) pct.

Gross profit for pet leashes, pet collars, pet harnesses and retractable dog leashes decreased by approximately $0.6 million, $2.1 million $0.7 million and $0.4 million, respectively, in fiscal year 2019 as compared to fiscal year 2018, mainly due to the decreased sales volume by 39.5%, 46.3%, 29.1% and 32.4%, respectively as a result of reduced purchase orders from major customers located in the United States, affected by increased tariffs due to China and U.S trade disputes. On the other hand, cost of revenue associated with pet leashes, pet collars, pet harnesses and retractable dog leashes increased due to increased labor costs and increased raw material costs when more of higher cost leather materials have been used to fulfill customer orders. As a result, gross margin for pet leashes, pet collars, pet harnesses and retractable dog leashes decreased by 4.9%, 4.5%, 3.4%, and 1.5%, respectively, in fiscal year 2019 as compared to fiscal year 2018.

Gross profit for gift suspenders decreased by $13,644 from $1,383,940 in fiscal 2018 to $1,370,296 in 2019 mainly due to increased material costs and labor costs, offset by the increase in sales volume. Overall gross margin for gift suspenders decreased by 6.0 percentage points from 39.8% in fiscal 2018 to 33.8% in fiscal 2019.

Gross profit for intelligent pet products increased by $810,809 from $22,763 in fiscal 2018 to $824,572 in fiscal 2019 primarily due to increased sales volume by 44,340 units. Gross profit margin increased by 1.1 percentage point from 38.1% in fiscal 2018 to 39.2% in fiscal 2019. We are able to charge much higher average unit selling price for intelligent pet products than for our traditional pet products. The gross margin for intelligent pet products is within our expectation.

Gross profit for other pet accessories increased by $340,344 from $420,700 in fiscal 2018 to $761,044 in fiscal 2019, mainly due to increased average unit selling price of $0.6 per unit in fiscal 2019, offset by decreased sales volume of 1.8 million units. Overall gross margin for other pet accessories slightly decreased by 1.7 percentage points from 35.8% in fiscal 2018 to 34.1% in fiscal 2019.

Expenses

	Years ended June 30,				Changes	Changes
	2019($)	2019(%)	2018($)	2018(%)	($)	(%)
Selling expenses	2,101,403	23.9	1,654,629	26.8	446,774	27.0
General and administrative expenses	6,015,901	68.4	3,958,355	63.8	2,057,546	52.0
Research and development expenses	673,131	7.7	580,379	9.4	92,752	16.0
Total operating expenses	8,790,435	100	6,178,693	100	2,597,072	42.0

Selling expenses. Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, customs clearance charges for product exports, and shipping and delivery expenses. Selling expenses increased by $0.5 million, or 27.0% from approximately $1.6 million in fiscal 2018 to approximately $2.1 million in fiscal 2019. The increase in selling expense was primarily due to increased travel and marketing expenses by $171,143, and increased salary and bonus paid to our sales personnel by $320,102. Due to our decreased export sales to the United States as a result of the higher tariff, in order to promote the sales to European market and other countries, we initiated more promotion activities to these targeted markets and we participated in some trade shows in these markets. As our total number of trade shows increased from seven trade shows in fiscal 2018 to nine trade shows in fiscal 2019, our travel and marketing expenses, as well as salary and bonus paid to sales personnel increased. On the other hand, our advertising expense through social media increased by $45,112 and our duty and customs declaration and transportation expense decreased by $67,154 due to reduced export sales to the United States in fiscal 2019 compared to fiscal 2018. As a percentage of sales, our selling expenses were 8.0% and 5.5% of our total revenues for the years ended June 30, 2019 and 2018, respectively.

General and administrative expenses. Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation and bad debt expenses as well as consulting expense. General and administrative expenses increased by approximately $2.0 million or 52.0% from approximately $4.0 million in fiscal 2018 to approximately $6.0 million in fiscal 2019. The increase was mainly due to increased depreciation and amortization expenses of $0.5 million as a result of increased purchase of machinery and production equipment for our Zhangzhou Meijia manufacturing plant in preparation for utilizing this new manufacturing plant for future production, increased public company maintenance expenses by $0.9 million, such as auditing fees, IR fees, legal counsel fees, capital market advisory fees as well as notarization fees, increased bad debt expenses of $0.1 million, increased share based compensation for services of $0.3 million, and increased lease expenses of $0.2 million. As a percentage of sales, our general and administrative expenses were 22.9% and 13.1% of our total revenues for the years ended June 30, 2019 and 2018, respectively.

Research and development expenses. Our research and development expenses increased by $0.1 million or 16.0% from $0.6 million in fiscal 2018 to $0.7 million in fiscal 2019. As a percentage of sales, our research and development expenses were 2.6% and 1.9% of our total revenues for the years ended June 30, 2019 and 2018, respectively. The increase was due to the Company’s continued efforts to develop cutting edge smart wearable devices for pets, as well as to improve some of the functions and exterior designs of our existing products in order to meet customer demands. We expect R&D expenses to continue to increase, as we continue to expand our research and development activities to increase the use of environmentally-friendly materials, and develop more new high-tech products to meet customer demands.

Other income (expense). Other income (expense) primarily included interest income or expense and foreign exchange gain or loss. For the year ended June 30, 2019, the Company had other income of approximately $1.1 million, as compared to other expense of $0.4 million for fiscal 2018. The increase of other income was mainly attributable to $0.6 million in interest income generated from our short-term investments when we used the IPO proceeds to purchase interest-bearing wealth management financial products from banks. Such short-term investments have maturities ranging from one to three months and are highly liquid upon maturity and can be used as working capital when needed. In addition, we reported foreign exchange gain of $0.5 million in fiscal 2019 as compared to a foreign exchange loss of approximately $0.4 Million in fiscal 2018, due to the favorable USD, Euro, and other currency exchange rates against RMB on our foreign currency denominated account receivables.

Income tax. Income tax expense decreased by approximately $0.5 million or 58.9%, from approximately $0.9 million in fiscal 2018, to approximately $0.4 million in fiscal 2019. The decrease was mainly due to decreased taxable income.

We had accrued tax liabilities of approximately $2.9 million and $2.4 million as of June 30, 2019 and 2018, respectively, mostly related to our unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. Management believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within fiscal 2020 but cannot guarantee such settlement will ultimately occur.

Net Income. Net income was approximately $1.4 million for the years ended June 30, 2019, a decrease of $3.2 million from $4.6 million in fiscal 2018. The decrease in net income was the result of decreased sales and gross profit, and increased operating expenses as discussed above.

Other comprehensive income. Foreign currency translation adjustments amounted to a loss of $2,009,549 and $1,762,729 for the years ended June 30, 2019 and 2018, respectively. The balance sheet amounts with the exception of equity at June 30, 2019 were translated at 6.8657 RMB to 1.00 USD as compared to 6.6181 RMB to 1.00 USD at June 30, 2018. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2019 and 2018 were 6.8226 RMB to 1.00 USD and 6.5020 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2019	Year ended June 30, 2018
Impact on revenue	$160,947	$210,847
Impact on operating expenses	$53,966	$42,113
Impact on net income	$8,319	$32,329

For the year ended June 30, 2019, if using the RMB 6.8657 to $1.00 (foreign exchange rate as of June 30, 2019), rather than the average exchange rate for the year ended June 30, 2019, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would increase by $160,947, $53,966 and $8,319, respectively.

For the year ended June 30, 2018, if using the RMB 6.6181 to $1.00 (foreign exchange rate as of June 30, 2018), rather than the average exchange rate for the year ended June 30, 2018, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would increase by $210,847, $42,113 and $32,329, respectively. The total foreign currency translation adjustments amounted to a deficit $1,762,729 and a deficit of $142,519 for the years ended June 30, 2018 and 2017, respectively.

Comparison of Operation Results for the Years Ended June 30, 2018 and 2017

The following table summarizes the results of our operations for the years ended June 30, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended June 30, 2018		Year ended June 30, 2017
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$30,135,295	100.0%	$21,172,091	100.0%	$8,963,204	42.3%
Cost of sales	18,000,708	59.7%	12,837,219	60.6%	5,163,489	40.2%
Gross profit	12,134,587	40.3%	8,334,872	39.4%	3,799,715	45.6%
Operating expenses
Selling expenses	1,654,629	5.5%	789,444	3.7%	865,185	109.6%
General and administrative expenses	3,958,355	13.1%	1,527,563	7.2%	2,430,792	159.1%
R&D expense	580,379	1.9%	208,447	1.0%	371,932	178.4%
Total operating expenses	6,193,363	20.5%	2,525,454	11.9%	3,667,909	145.2%
Income from operations	5,941,224	19.8%	5,809,418	27.4%	131,806	2.3%
Other income (expenses)
Interest expense, net	(23,961)	(0.1)%	(332,249)	(1.6)%	308,288	(92.8)%
Foreign exchange gain	(381,773)	(1.3)%	320,566	1.5%	(702,339)	(219.1)%
Other income (expenses)	(6,410)	0.0%	91,226	0.4%	(97,636)	(107.0)%
Total other income (expenses)	(412,144)	(1.4)%	79,543	0.4%	(491,687)	(618.1)%
Income before income taxes	5,529,080	18.4%	5,888,961	27.8%	(359,881)	(6.1)%
Provision for income taxes	925,372	3.1%	943,197	4.5%	(17,825)	(1.9)%
Net income	$4,603,708	15.3%	$4,945,764	23.4%	$(342,056)	(6.9)%

Revenues. Revenues increased by $8,963,204, or 42.3%, to approximately $30.1 million for the fiscal year ended June 30, 2018 from approximately $21.1 million for the fiscal year ended June 30, 2017. While total revenues increased, the total quantity of product sold also increased by 44.4% for the year ended June 30, 2018 as compared to the same period for 2017.

The following table sets forth the breakdown of our revenue by product type for the year ended June 30, 2018 and 2017:

Revenue by Product Type

	For the Year ended June 30,
	2018		2017
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Pet leashes	$7,102,233	23.6%	$5,290,918	25.0%	$1,811,315	34.2%
Pet collars	10,684,908	35.5%	7,529,420	35.6%	3,155,488	41.9%
Pet harnesses	4,980,771	16.5%	1,508,426	7.1%	3,472,345	230.2%
Retractable dog leashes	2,650,932	8.8%	1,691,066	8.0%	959,866	56.8%
Other pet accessories	1,175,232	3.9%	2,737,143	12.9%	(1,561,911)	(57.1)%
Intelligent pet products	59,719	0.2%	-	-	59,719	-
Gift suspender	3,481,500	11.6%	2,415,118	11.4%	1,066,382	44.2%
Total	$30,135,295	100.0%	$21,172,091	100.0%	$8,963,204	42.3%

	Total Revenue for years ended June 30,						Average unit price		Price
Product category	2018	2017	QTY sold in 2018	QTY sold in 2017	Variance in QTY	% of QTY variance	2018	2017	Difference
Pet leashes	$7,102,233	$5,290,918	3,585,550	3,104,632	480,918	15.5%	$2.0	$1.7	$0.3
Pet collars	10,684,908	7,529,420	7,261,898	5,721,774	1,540,124	26.9%	1.5	1.3	0.2
Pet Harnesses	4,980,771	1,508,426	2,163,376	892,024	1,271,352	142.5%	2.3	1.7	0.6
Retractable dog leashes	2,650,932	1,691,066	534,577	419,674	114,903	27.4%	5.0	4.0	1.0
Other pet accessories	1,175,232	2,737,143	4,222,312	1,880,595	2,341,717	124.5%	0.3	1.5	(1.2)
Intelligent pet products	59,719	-	1,222	-	1,222	-	48.9	-	-
Gift suspender	3,481,500	2,415,118	9,370,826	6,780,481	2,590,345	38.2%	0.4	0.4	0.0
Total	$30,135,295	$21,172,091	27,139,761	18,799,180	8,340,581	44.4%	$1.1	$1.1	$0.0

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

Retractable dog leashes

Retractable dog leashes are new products that we launched in fiscal 2015. They give dogs more freedom when out for walks and runs. They allow the dog a longer lead than the traditional 6 to 8 feet of roaming. This results in less strain on the dog’s neck as well as for the dog walker. Both owners and canines can have a more enjoyable experience on their daily walks with the retractable dog leash. Dogs can have fun exploring more whilst out and about with their masters. Revenue from retractable dog leashes increased by $959,866 or 56.8%, from $1,691,066 in fiscal 2017 to $2,650,932 in fiscal 2018. The increase in revenue of retractable dog leashes was mainly due to increased sales volume by 114,903 units or 27.4% from fiscal 2017, and an increase in average selling price by $0.9 per unit due to market competition.

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

The following table sets forth the breakdown of our revenue by geographic area for the year ended June 30, 2018 and 2017:

Revenue by Geographic Area	For the Years Ended June 30,
	2018		2017
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Mainland China	$15,001,593	49.8%	$6,839,534	32.3%	$8,162,059	119.3%
United States	$10,168,945	33.7%	$9,082,416	42.9%	$1,086,529	12.0%
Europe	1,994,085	6.6%	2,618,851	12.4%	(624,766)	(23.9)%
Australia	223,463	0.7%	149,635	0.7%	73,828	49.3%
Canada	128,320	0.4%	481,142	2.3%	(352,822)	(73.3)%
Central and south America	106,098	0.4%	411,281	1.9%	(305,183)	(74.2)%
Japan and other Asian countries and regions	2,512,791	8.3%	1,589,229	7.5%	923,562	58.1%
Total	$30,135,295	100%	$21,172,091	100.0%	$8,974,207	42.3%

The breakdown of sales by product types in international markets is as follows:

International sales by product type	For the Years ended June 30,
	2018		2017		Change
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet leashes	$3,706,758	24.3%	$3,581,002	25.0%	$125,756	3.5%
Pet collars	5,363,824	35.1%	5,097,417	35.6%	266,407	5.2%
Gift suspenders	1,747,713	11.4%	1,635,035	11.4%	112,678	6.9%
Pet harnesses	2,500,347	16.4%	1,021,204	7.1%	1,479,143	144.8%
Intelligent pet products	29,979	0.2%	-	0.00%	29,979	100.0%
Other pet accessories	589,966	3.9%	1,853,046	12.9%	(1,263,080)	(68.2)%
Retractable dog leashes	1,330,768	8.7%	1,144,853	8.0%	185,915	16.2%
Total international sales	$15,269,355	100.00%	$14,332,557	100.00%	$936,798	6.5%

Our total sales to international market increased by approximately $1.0 million or 6.5% from approximately $14.3 million in fiscal 2017 to approximately $15.3 million in fiscal year 2018. Sales volume of pet leashes, pet collars, pet harnesses and retractable dog leashes exported to international markets increased by approximately 3.5%, 5.2%, 144.8%, 56% and 16.2% when comparing fiscal year 2018 to fiscal year 2017. The increase was primarily affected by increased export sales to the United States. Our sales from the United States market increased by $1,087,529 or 12.0% from approximately $9,082,416 in fiscal 2017 to $10,168,945 in fiscal 2018. Our products have been sold to chain stores such as PETSMART, Petco, PETMATE, Walmart, Target and Aspen, etc. The increased sales is correlated to recovery and growth of economy in United States.

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

The breakdown of sales by product types in China’s domestic market is as follows:

Domestic sales by category	For the Years ended June 30,
	2018		2017		Changes
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet leashes	$3,395,475	22.8%	$1,708,967	25.0%	$1,686,508	98.7%
Pet collars	5,321,084	35.8%	2,432,003	35.6%	2,889,081	118.8%
Gift suspenders	1,733,787	11.7%	780,083	11.4%	953,704	122.3%
Pet harnesses	2,480,424	16.7%	488,171	7.1%	1,992,252	408.1%
Intelligent pet products	29,740	0.2%	-	0.0%	29,740	100.0%
Other pet accessories	585,266	3.9%	884,097	12.9%	(298,831)	(33.8)%
Retractable dog leashes	1,320,164	8.9%	546,214	8.0%	773,950	141.7%
Total sales in China domestic market	$14,865,940	100.0%	$6,839,534	100.0%	$8,026,406	117.4%

Sales from the Chinese market also increased significantly by $8,026,406, or 117.4%, from $6,839,534 in fiscal 2017 to $14,865,940 in fiscal 2018, due to increased customer demand. In terms of sales by product type and mix, pet leashes, pet collars, pet harnesses and retractable dog leashes increased by 98.7%, 118.8%, 408.1% and 141.7%, respectively, when comparing fiscal year 2018 to fiscal year 2017. As we have seen the Chinese pet market is growing with huge market potential, we will continue increase our focus on the Chinese market in 2019 and beyond when we expand our factory facilities.

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

Gross profit. Our gross profit increased by $3,799,715, or 45.6%, to approximately $12.1 million in fiscal 2018 from approximately $8.3 million in fiscal 2017. The higher gross profit in fiscal 2018 was mainly because we are able to charge higher unit selling price for our traditional pet leashes and pet collar products sold as a result of our design improvement and better materials used, as well as the increased sales volume in other pet accessories and gift suspender product sales in fiscal 2018. Our overall gross profit margin was 40.3% in fiscal 2018, as compared with 39.4% in fiscal 2017. The increase in gross margin by 0.9 percentage points was primarily attributable to our improvements in technical design and functionality of the component and parts for our pet leash, pet harness and pet collars, as a result, the average selling price on our pet leash, pet collar and pet harness products increased by 16.2%, 11.8%, and 36.1%, respectively, as compared to fiscal 2017.

The following table presents the gross profit by product types for the year ended June 30, 2018 and 2017 as follows:

Gross profit by Product Type

	For the Year ended June 30,
	2018		2017
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit pct. pt.

Pet leashes	$2,781,880	39.2%	$2,099,871	39.7%	$682,009	(0.5) pct.
Pet collars	4,326,569	40.5%	2,965,102	39.4%	1,361,467	1.1 pct.
Pet harnesses	2,132,201	42.8%	605,927	40.2%	1,526,274	2.6 pct.
Retractable dog leashes	1,066,534	40.2%	666,211	39.4%	400,323	0.8 pct.
Other pet accessories	420,700	35.8%	1,028,775	37.6%	(608,075)	(1.8) pct.
Intelligent pet products	22,763	38.1%	-	-	22,763
Gift suspender	1,383,940	39.8%	968,986	40.1%	414,953	(0.4) pct.
Total	$12,134,587	40.3%	$8,334,872	39.4%	$3,799,715	0.9 pct.

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

Gross profit for pet harnesses increased by $1,526,274 from $605,927 in fiscal 2017 to $2,132,201 in fiscal 2018 primarily due to increased sales volume by 1.3 million units, while gross profit margin slightly increased by 2.6 percentage points from 40.2% in fiscal 2017 to 42.8% in fiscal 2018 due to increased average unit selling price by 36.1% in fiscal 2018.

Gross profit for our retractable dog leash products increased by $400,323 (from $666,211 in fiscal 2017 to $1,066,534 in fiscal 2018), mainly due to increased sales volume by 0.1 million units, while gross profit margin slightly increased by 0.8 percentage points from 39.4% in fiscal 2017 to 40.2% in fiscal 2018 due to increased average unit selling price by 23.1% in fiscal 2018.

Gross profit other pet accessories decreased by $608,075 from $1,028,775 in fiscal 2017 to $420,700 in fiscal 2018 while gross profit margin slightly decreased by 1.8 percentage points from 37.6% in fiscal 2017 to 35.8% in fiscal 2018 due to decreased average unit selling price by 80.9% in fiscal 2018.

Intelligent pet products are new products that we launched in March 2018, with a gross profit margin of 38.1% for the year ended June 30, 2018.

Gross profit for gift suspenders increased by $414,953 from $968,986 in 2017 to $1,383,940 in 2018 mainly due to the increase in sales volume by approximately 2.6 million units because of increased customized purchase orders for suspenders in fiscal 2018 as compared to fiscal 2017. Gross profit margin per unit for gift suspenders decreased slightly by 0.4 percentage points primarily due to higher material costs incurred.

Expenses

	Years ended June 30,				Changes	Changes
	2018($)	2018(%)	2017($)	2017(%)	($)	(%)
Selling expenses	1,654,629	26.8	789,444	31.3	865,185	109.6
General and administrative expenses	3,943,685	63.8	1,527,563	60.5	2,416,122	158.2
Research and development expenses	580,379	9.4	208,447	8.2	371,932	178.4
Total operating expenses	6,178,693	100	2,525,454	100	3,653,239	144.7

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

Other income (expense). Other income (expense) primarily included foreign exchange transaction gain or loss. We sell a significant portion of our products to the United States, Europe, Japan and other countries and received a significant amount of foreign currencies. Other expense was $388,183 in fiscal 2018 and other income was $411,792 in fiscal 2017, including $381,773 foreign currency exchange loss in fiscal 2018 and $320,566 foreign currency exchange gain in fiscal 2017, respectively. The foreign currency exchange loss was the result of the unfavorable USD, Euro and other exchange rates against RMB in fiscal 2018 on our foreign currency which is dominated account receivables. The foreign currency exchange loss for fiscal 2018 was mainly due to the fact that Chinese RMB has gradually appreciated since the beginning of 2018.

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

	Year ended June 30, 2018	Year ended June 30, 2017
Impact on revenue	$210,847	$105,858
Impact on operating expenses	$42,113	$12,627
Impact on net income	$32,329	$24,729

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

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended June 30,
	2019	2018	2017
Net cash provided by (used in) operating activities	$(1,268,951)	$3,514,385	$5,507,991
Net cash used in investing activities	(1,622,638)	(44,260,971)	(3,620,512)
Net cash provided by (used in) financing activities	(1,648,119)	47,612,781	(2,009,665)
Effect of exchange rate change on cash	4,625	(1,285,556)	242,547
Net increase (decrease) in cash	(4,535,083)	5,580,639	120,361
Cash, beginning of year	7,085,235	1,504,596	1,384,235
Cash, end of year	$2,550,152	$7,085,235	$1,504,596

Operating Activities

Net cash used in operating activities was approximately $1.3 million in fiscal 2019, including net income of $1.4 million, adjusted for non-cash items for approximately $1.9 million offset adjustments for changes in working capital around $4.6 million. The adjustments for changes in working capital mainly included an increase in prepayment and other assets of $4.4 million because we made a repayment to a landlord to lease a piece of land on which we plan to build a new warehouse, an increase in inventories of $1.4 million because we increased the stockpile of finished goods inventories in anticipation to fulfill increased customer orders in the upcoming months, and decreased in accrued expense and other liabilities of $0.4 million in fiscal 2019.

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

Investing Activities

Net cash used in investing activities was approximately $1.6 million in fiscal 2019, as compared to net cash used in investing activities of $44.2 million in fiscal 2018, primarily due to decrease in short-term investment $16.3 million when we collected the investment upon maturity of these interest-bearing wealth management financial products. On the other hand, we purchased approximately $3.1 million machinery and equipment to improve our production capacity, spent approximately $13.5 million on construction and improvement of our manufacturing facilities and warehouse, and we also made equity investments of approximately $1.1 million in fiscal 2019 in three enterprises in order to establish cooperative business with them to jointly develop and sell our intelligent smart pet products.

Net cash used in investing activities was approximately $44.3 million in fiscal 2018, as compared to net cash used in investing activities of $3.6 million in fiscal 2017, primarily due to increase in short-term investment $28.8 million, purchase of land use right of approximately $2.1 million and our improvements to the production facility and purchase of equipment to increase our production capacity of $13.4 million in fiscal 2018.

Net cash used in investing activities was approximately $3.6 million in fiscal 2017, as compared to net cash used in investing activities of $1.2 million in fiscal 2016, primarily due to our improvements to the production facility and purchase of equipment to increase our production capacity in fiscal 2017.

Financing Activities

Net cash used in financing activities was approximately $1.6 million in fiscal 2019. During fiscal 2019, we had proceeds from short-term bank loan were approximately $2.9 million and our repayments of short-term bank loans upon maturity were approximately $4.7 million.

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

Net cash used in financing activities was approximately $2 million in fiscal 2017. During fiscal 2017, our proceeds from short-term bank loan were approximately $5.8 million and our repayments of short-term bank loans upon maturity were approximately $5.9 million. In addition, in connection with our reorganization of the Company’s legal structure, in December 2016, our Board of Directors approved the issuance of dividend in the total amount of RMB 17 million ($2.7 million) to our Company’s founding shareholder, Mr. Silong Chen, which amount was paid in December 2016. In fiscal 2017, we further received $745,579 related party loan from Mr. Silong Chen as a working capital.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2019:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$529,265	$150,531	$153,509	$162,800	$62,425
Repayment of bank loan (2)	2,914,000	2,914,000	-	-	-
Equity investments obligation (3)	789,694	789,694	-	-	-
Capital injection obligation (4)	6,800,000	-	-	-	6,800,000
Capital expenditure commitment on Meijia (5)	4,200,000	4,200,000	-	-	-
Capital expenditures on Dongguan Jiasheng (6)	7,500,000	6,000,000	1,500,000	-	-
Total	$22,732,959	$15,254,225	$1,653,509	$162,800	$6,862,425

(1)	The Company’s subsidiary Dongguan Jiasheng leases manufacturing facilities and administration office spaces under operating leases. These leases of the major manufacturing facilities and office space expire between April 30, 2027 and October 14, 2038. The Company’s subsidiary Dogness Group also leases a warehouse, which lease expires on June 20, 2024.

(2)	As of June 30, 2019, the Company had a loan balance of RMB 20 million ($2,914,000) borrowed from Bank of Communications of China. The loan has a term of one year from August 21, 2018 to August 20, 2019 with effective interest rate of 5.873% per annum. Subsequent to the end of the fiscal year, we fully repaid this loan upon maturity.

(3)	In November 2018, the Company entered into an equity investment agreement with Dogness Network Technology Co., Ltd (“Network”) to invest RMB 8.0 million ($1,165,600) to acquire 10% of the shares of Network. As of the date of this report, the Company made capital contribution of RMB 3.08 million ($448,756) and still has the obligation to make further capital injection of $716,844 within the next 12 months from June 30, 2019.

In November 2018, the Company entered into an equity investment agreement with Linsun Smart Technology Co., Ltd (“Linsun”) to invest RMB 3.0 million ($437,100) to acquire 13% of the shares of Linsun. As of the date of this report, the Company made capital contribution of RMB 2.5 million ($364,250) and still has the obligation to make further capital injection of $72,850 within the next 12 months from June 30, 2019.

(4)	On July 6, 2018, a new entity named Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.8 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.8 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation of Intelligence, the Company is required to complete the capital contribution before May 22, 2038.

(5)

After the acquisition of Mejia on March 16, 2018, the Company started the construction of its own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total capital expenditure on the renovation and purchase of equipment and machinery to bring Meijia manufacturing facility into use is budgeted to be approximately RMB 110 million ($16.0 million), of which the Company has spent RMB 80.8 million ($11.8 million) renovation costs as of June 30, 2019 and is expected to spend an additional RMB 29.2 million ($4.2 million) on machinery and equipment purchase and installation in the next few months. As of June 30, 2019, our capital expenditure commitment on construction of Meijia plant facilities amounted to approximately $4.2 million. Subsequently, from July 2019 to September 2019, the Company spent an additional RMB 21.4 million ($3.1 million) on purchase of machinery and equipment, which lowered down the Company’s future capital commitment on Meijia manufacturing plant from approximately $4.2 million as of June 30, 2019 to RMB 7.8 million ($1.1 million) as of the date of the filing of the 2019 annual report. Meijia plant has started the test operation in August 2019, and is expected to be ready for production before December 31, 2019 upon passing the final inspection conducted by local government.

(6)	The Company’s subsidiary Dongguan Jiasheng is also working on a project to build a warehouse and office space with estimated budgeted costs of approximately RMB 75 million ($10.9 million). As of June 30, 2019, the Company has already spent RMB 23.2 million ($3.4 million) and estimated additional RMB 51.8 million ($7.5 million) will be spent on the remaining construction work, window frames and interior and exterior decoration in second half of 2019 and in 2020. Subsequently, from July 2019 to September 2019, the Company spent an additional RMB 9.2 million ($1.3 million) on the warehouse construction. As of the date of this filing of the 2019 annual report, the Company’s future capital commitment on this warehouse is approximately RMB 42.6 million ($6.2 million). The actual investment amount might be adjusted based on further confirmed capital needs. The construction is expected to be completed by the end of fiscal 2020.

As a result of the above, total capital expenditure commitment on the Company’s construction-in-progress has been lowered down from $11.7 million as of June 30, 2019 to approximately $7.3 million as of the date of this filing due to subsequent payment of $4.4 million between July and September 2019, as discussed above. We plan to fund these CIP projects through our working capital generated from our operations, bank borrowings, the proceeds from the IPO and other capital raising activities.

As of June 30, 2019, we had cash of approximately $2.6 million. We also had short-term investments of approximately $11.1 million because we used the excessive cash from the IPO proceeds to purchase interest-bearing wealth management financial products from the banks and such short-term investments have maturities ranging from one to three months. These short-term investments are highly liquid and can be used as working capital when needed. We also had outstanding accounts receivable of approximately $5.4 million (including accounts receivable of approximately $5.2 million from third-party customers and approximately $0.2 million accounts receivable from related parties), among which approximately $3.9 million or 74% has been subsequently collected back during July to September 2019, and become available for use in our operation as working capital if necessary.

As of June 30, 2019, our current assets were approximately $25.9 million, and our current liabilities were approximately $8.1 million, which resulted in working capital of approximately $17.9 million and a current ratio of 3.2:1. Total shareholders’ equity as of June 30, 2019 was approximately $60.8 million.

As of June 30, 2019 we have outstanding bank loans of approximately $2.9 million from Bank of Communications, and an unused line of credit of RMB 16 million ($2.3 million) with Industrial and Commercial Bank of China (“ICBC”) that is available for withdrawal on an as-needed basis. We expect that we would be able to renew all of our existing bank loans upon their maturity based on past experience and our good credit history. Subsequently, on August 9, 2019, we entered into a loan agreement with ICBC to borrow RMB 12 million ($1.8 million) as working capital for one year. On August 20, 2019 we repaid the loan to Bank of Communications and on September 5, 2019 and September 10, 2019, we entered into two loan agreements with Bank of Communications to borrow approximately RMB 18 million ($2.6 million) as working capital for one year.

Although our revenue decreased in fiscal year 2019 due to decreased export sales to the United States affected by increased tariffs and trade war between China and the United States, we have adjusted our sales strategy to increase our sales and marketing efforts to target China’s domestic market, Europe, Australia and other countries. We expect the revenues to be generated from these markets will compensate the sales decrease in the United States. We see strong potential in our newly developed intelligent pet products, which may further increase our revenue and net income to strengthen our cash position for the next 12 months.

Presently, our principal sources of liquidity are generated from our operations, proceeds from our IPO, and loans from commercial banks. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. Based on the current operating plan, we believe that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least next 12 months from the date of this filing.

Loan Facilities

As of June 30, 2019, and 2018, the details of all our short-term bank loans are as follows:

	As of June 30,
	2019	2018
Bank of Communications of China (“BCC”):
Effective interest rate at 5.655%, due on July 31, 2018 (1)	$-	$3,022,000
Effective interest rate at 5.873%, due on August 20,2019 (2)	2,914,000	-

Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 6.525%, due on January 10, 2019 (3)	-	1,813,200
Total	$2,914,000	$4,835,200

(1)	In August 2016, Dongguan Jiasheng signed a loan agreement with Bank of Communication of China Dongguan Branch to borrow approximately RMB 26 million ($3.8 million) as working capital for one year with a due date on July 29, 2017. The loan was repaid in full upon maturity on August 8, 2017. In August 2017, the Company renewed the above loan for another year to July 31, 2018. The Company repaid the loan upon maturity on August 21, 2018.

(2)	On August 17, 2018, the Company entered into a loan agreement with Bank of Communication of China Dongguan Branch to allow the Company to borrow approximately RMB 30 million ($4.5 million) for one year with a maturity date on August 13, 2019. The Company had drawn down approximately RMB 20 million ($3.0 million) of the loan to purchase raw materials on August 21, 2018. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.5625 basis points. The Company pledged the land use right of approximately $2.2 million and buildings of approximately $8.4 million acquired from Meijia as collateral to secure this loan. In addition, Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loan. On August 20, 2019, the Company repaid the loan upon maturity.

(3)	On January 22, 2016, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 12 million ($1.8 million) as working capital for one year with a maturity date of January 20, 2017. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 50 basis points. The loan was renewed in January 2017 for another year, with the new maturity date of January 9, 2018. The loan was further renewed for another year upon maturity, with a new maturity date of January 10, 2019. On October 13, 2018, the Company repaid the loan in full before its maturity and has no plan to further renew the loan due to sufficient cash position.

In addition to the above loans borrowed from ICBC, the Company’s principal shareholder, Mr. Silong Chen, pledged his personal assets as collateral to safeguard a maximum line of credit of RMB 17.1 million ($2.5 million) that Dongguan Jiasheng could borrow from ICBC during the period from February 12, 2015 to February 12, 2020. In addition, Mr. Silong Chen and his relatives jointly signed a maximum guarantee agreement with ICBC to provide an additional maximum RMB 16 million ($2.3 million) guarantee to any loan that Dongguan Jiasheng could borrow from ICBC during the period from February 12, 2015 to February 12, 2020. The Company has not yet drawn upon this line of credit.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.2% for the first six months in calendar 2019, 1.6% in calendar 2018 and 1.4% in calendar 2017.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 54.7% and 50.2% of our revenue for the years ended June 30, 2019 and 2018, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. In fiscal 2019, the value of the RMB depreciated in relation to the U.S. dollar by approximately 2.86%. In fiscal 2018, the value of the RMB depreciated in relation to the U.S. dollar by approximately 2.5%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

RMB against the USD (%)
2019	2.86%
2018	2.47%
2017	(5.7)%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2019 and 2018 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Revenue recognition

On July 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that may result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. Prior to the adoption of ASC 606, the Company’s policy was also to account for sales incentives, if applicable, as a reduction of revenue in accordance with ASC 605-50. Therefore, there is no change as to how the Company accounts for sales incentives upon its adoption of ASC 606. For the years ended June 30, 2019, 2018 and 2017, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expenses. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent smart pet products, to wholesalers and retailers. Revenue is recognized when the merchandise is delivered, title is transferred and the Company’s performance obligations to fulfill the customer contracts have been satisfied. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of June 30, 2019 and 2018, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2019, 2018 and 2017 are as follows:

Geographic information

The summary of our total revenues by geographic market for the years ended June 30, 2019, 2018 and 2017 was as follows:

	For the year ended June 30,
	2019	2018	2017
United States	$5,522,008	$10,168,945	$9,082,419
Europe	2,510,190	1,994,085	2,618,851
Australia	216,993	223,463	149,635
Canada	950,353	128,320	481,142
Central and South America	231,426	106,098	411,281
Japan and other Asian countries and regions	1,703,102	2,637,444	1,589,229
China	15,082,443	14,865,940	6,839,534
Total	$26,216,515	$30,135,295	$21,172,091

Revenue by product categories

The summary of our total revenues by our product categories for the years ended June 30, 2019, 2018 and 2017 was as follows:

	For the years ended June 30,
	2019	2018	2017
Pet leashes	$6,266,952	$7,102,233	$5,290,918
Pet collars	6,188,672	10,684,908	7,529,420
Pet harnesses	3,587,128	4,980,771	1,508,426
Retractable dog leashes	1,771,805	2,650,932	1,691,066
Intelligent pet products	2,103,523	59,719	-
Gift suspender	4,058,229	3,481,500	2,415,118
Other pet accessories	2,024,742	1,175,232	2,737,143
Climbing hooks	215,464	-	-
Total	$26,216,515	$30,135,295	$21,172,091

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $128,106 and $40,012 as of June 30, 2019 and 2018, respectively.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

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

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The guidance will be effective in fiscal year 2020, with early adoption permitted, and must be applied using a modified retrospective approach. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” As an emerging growth company, the Company will adopt this guidance effective July 1, 2019. The Company is evaluating the impact on its consolidated financial statements.

In February 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

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

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for all public entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, but not before an entity adopts ASC 606. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact of adopting ASU No. 2018-13 on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Silong Chen	38	Chief Executive Officer and Director
Yunhao Chen	43	Chief Financial Officer and Director
Qingshen Liu	46	Independent Director
Zhiqiang Shao	46	Independent Director (Audit Committee Chair)
Zhicong Weng	47	Independent Director

The business address of all such senior management and directors is Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217.

Silong Chen

Mr. Chen serves as our Chief Executive Officer and Chairman of our Board of Directors. Mr. Chen founded our Chinese subsidiary in 2003 and has more than 15 years of experience in the pet products industry. Mr. Chen created the brand Dogness in 2008. Since 2017, Mr. Chen has served as the executive director of the Guangdong Province Economic Research Institute. We have chosen Mr. Chen to serve as a director because of his expertise and experience in the pet supply industry.

Yunhao Chen

Dr. Chen serves as our Chief Financial Officer. Prior to joining our company, Dr. Chen served as the CFO for a US company since 2014, where she directed and managed the company’s financial reporting and accounting functions. With a Ph.D. in Accounting and an MBA from the University of Minnesota, and a BE degree from University of International Business and Economics of China, Dr. Chen has also been active in the academic area. From 2007 to 2014, Dr. Chen has been a faculty member at Florida International University and University of Miami. From 2011 till present, she has been teaching at Southern Medical University as a Visiting Professor (Healthcare MBA). Dr. Chen is a member of the Board of Directors of Farmmi, Inc. (Nasdaq: FAMI). We have chosen Dr. Chen as our Chief Financial Officer because of her knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. She holds a CPA license and has conducted analyses and research of a large amount of formal filings of SEC registrants, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. Dr. Chen also published research results in both accounting and finance journals such as Journal of American Tax Association, Journal of Information System, and Financial Management. We have chosen Dr. Chen to serve as a director because of her experience with financial matters and her knowledge of our company’s operations.

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

Zhiqiang Shao

Mr. Shao has been an independent director since 2017. Since May 2015, Mr. Shao has been the Vice Risk Control Officer in Paisheng Technology Group Co., Ltd, where he is responsible for implementing the company’s corporate risk control strategy. From March 2010 through April 2015, Mr. Shao was the Financial and Risk Control Director at Dongguan Xiangbang Credit Guarantee Ltd. From November 2006 through February 2010, Mr. Shao was the Financial and Risk Control Manager at China Zhongkezhi Guarantee Group Co., Ltd, Dongguan Branch. From July 1996 to October 2006, Mr. Shao worked as the Financial Manager for Huiyang Wanli Plastic Products Co.,Ltd/Dongguan Wanjia Toys Co., Ltd. In July 1996, he graduated from a three-year college in Accounting, Shanghai Lixin Institute of Accounting and Finance (formerly Shanghai Lixin College of Accounting), and earned his Bachelor in Financial Management from South China Normal University in May 2017. We believe Mr. Shao’s experience with accounting and risk management make him a quafied member of our Board of Directors.

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

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2019, 2018 and 2017 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of June 30, 2019, 2018 and 2017, we had five (5), five (5) and one (1) director, respectively. When we had only one director, such director was Mr. Silong Chen, who is also our Chief Executive Officer. Since June 30, 2016, we have appointed four more directors to our Board of Directors: our Chief Financial Officer, Dr. Yunhao Chen, and three (3) Non-Employee Directors: Messers Liu, Weng and Shao. Other than Qingshen Liu, who received approximately $4,000 for services in November 2018, none of the Non-Employee Directors received any compensation in 2018 or 2019, and Mr. Silong Chen and Dr. Yunhao Chen did not receive any compensation other than as employees of our company.

Non-Employee Directors

Historically, we have not paid our directors for acting as such, as our only director prior to 2017 was our Chief Executive Officer. We pay our independent directors an annual cash retainer to be determined from time to time by our board of directors, currently between $8,000 and $18,000 per year, depending on the committee responsibilities of the director. No payment was made during fiscal 2019 to our directors. We may also provide stock option equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries will provide benefits to directors upon termination of employment. We did not have any Non-Employee Directors in 2017, and compensation for our employee director is fully reflected in the above Summary Compensation Table.

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

Director Name	Audit Committee	Compensation Committee	Nominating Committee
Zhiqiang Shao	(1)(2)(3)	(1)	(1)
Zhicong Weng	(1)	(1)(2)	(1)
Qingshen Liu	(1)	(1)	(1)(2)

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

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

The functions and powers of our board of directors include, among others:

● appointing officers and determining the term of office of the officers;

● authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

● exercising the borrowing powers of the company and mortgaging the property of the company;

● executing checks, promissory notes and other negotiable instruments on behalf of the company; and

● maintaining or registering a register of mortgages, charges or other encumbrances of the company.

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

D. Employees

As of September 30, 2019, we employed a total of 288 full-time and 82 part-time employees. As of June 30, 2019, we employed a total of 225 full-time and 130 part-time employees. As of June 30, 2018, we employed a total of 324 full-time and 57 part-time employees. As of June 30, 2017, we employed a total of 268 full-time and 137 part-time employees. Other than as noted in the table, all employees are full-time employees.

Department	September 30, 2019	June 30, 2019	June 30, 2018	June 30, 2017
Senior Management	13	11	12	12
Human Resources & Administration	27	25	26	24
Finance	12	11	10	11
Research & Development	15	14	17	18
Production & Procurement (full time)	197	140	234	183
Production & Procurement (part time)	82	130	57	137
Sales & Marketing	24	24	25	20
Total	370	355	381	405

All but five (5) of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2019, we contributed in aggregate approximately $0.37 million to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2018, we contributed in aggregate approximately $0.28 million to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2017, we contributed in aggregate approximately $0.2 million to the employee benefit plans and social insurance but did not provide housing funds. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

As of the date of this report, we have authorized 100,000,000 Common Shares, of $0.002 par value per share, of which 25,913,631 Common Shares are issued and outstanding. Our Common Shares consist of (a) 90,931,000 authorized Class A Common shares, of which 16,844,631 Class A Common Shares are issued and outstanding, (b) 9,069,000 authorized Class B Common Shares, all of which are issued and outstanding.

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

Common Shares

General

All of our outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Common Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares. As of the date of this report, we have (a) 9,069,000 Class B Common shares and (b) 16,844,631 Class A Common Shares issued and outstanding.

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

Listing

Our Class A Common Shares are listed on the Nasdaq Global Market under the symbol “DOGZ.”

Transfer agent and registrar

The transfer agent and registrar for the Class A Common Shares is Transhare Corporation, 2849 Executive Drive, Suite 200 Clearwater, Florida 33762.

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

Our company’s management is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A 3 days’ notice of a meeting of directors must be given. At any meeting of directors, a quorum will be present if half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. If a quorum is not present, the meeting will be dissolved. If a quorum is present, votes of half of present directors are required to pass a resolution of directors.

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

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

● amend our Memorandum of Association to increase or decrease the maximum number of shares we are authorized to issue;

● subject to our Memorandum, divide our authorized and issued shares into a larger number of shares; and

● subject to our Memorandum, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

● all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;

● we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and

● we have caused a notice to be published in newspapers in the manner stipulated by our Memorandum and Articles of Association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

● The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

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

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

● is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

● is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Common Shares as of October 29, 2019 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;
●	Each of our directors and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 25,913,631 Common Shares outstanding as of October 29, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 29, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217. As of the date of the report, we have 146 shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our Common Shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of
	Number	Percent	Voting Power(2)
Named Executive Officers and Directors:
Silong Chen(3)	9,309,000	35.3%	62.3%
Zhiqiang Shao	0	0%
Zhicong Weng	0	0%
Qingshen Liu	0	0%
Yunhao Chen(5)	120,000	*	*
5% or Greater Shareholders
Fine victory holding company Limited(3)	9,189,000	35.3%	62.3%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Common Shares and granted options to the extent such options will vest within 60 days after October 29, 2019.

(2) Class A Common Shares have one vote per share. Class B Common Shares have three votes per share.

(3) Consists of 9,069,000 Class B Common Shares held by Fine victory holding company Limited, of which Silong Chen may be deemed to have voting and dispositive power and options to purchase 240,000 Class A Common Shares that will have vested within 60 days following this report. Due to his ownership of all outstanding Class B Common Shares (which have three votes per share rather than one vote like Class A Common Shares), Mr. Silong Chen has substantial control over Dogness.

(4) Consists of options to purchase 120,000 Class A Common Shares that will have vested within 60 days following this report.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since July 1, 2017, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

As of June 30, 2019, 2018 and 2017, the balances due from related parties were as follows:

	As of June 30,
Accounts receivable - related parties, net:	2019	2018	2017
-Linsun Smart Technology Co., Ltd (“Linsun”)	$92,563	$-	$-
-Dogness Network Technology Co., Ltd (“Dogness Network”),	152,201	-	-
	$244,764	$-	$-

	As of June 30,
Amounts Payable - related parties, net:	2019	2018	2017
Loan Payable to Mr. Silong Chen	$-	$-	$1,330,127
	$-	$-	$1,330,127

During the year ended June 30, 2019, the Company sold intelligence pet products to related party Linsun and Dogness Network. Sales of intelligence pet products to Linsun and Dogness Network amounted to $185,126 and $143,441, respectively. As of June 30, 2019, total accounts receivable from these two related parties amounted to $244,764, which has been fully collected back as of the date of this Report.

During the year ended June 30, 2019, the Company also purchased certain pet product components and parts, such as smart drinking water machines and pet feeding devices, from related party Linsun. Total purchase from Linsun amounted to $850,589 in the fiscal year 2019.

Our Chief Executive Officer and his parents have pledged land use rights and forest land and he and his parents have signed maximum guarantee agreements to facilitate our company’s ability to obtain bank loans. As of June 30, 2019, 2018 and 2017, the amount of such loans in aggregate was approximately $2.9 million, $2.9 million and $5.9 million, respectively.

In addition, Mr. Silong Chen, our Chief Executive Officer, has periodically provided non-interest bearing working capital loans to support our Company’s operations when needed. As of June 30, 2019, 2018 and 2017, the balance due to Mr. Chen was approximately $0, $0 and $1.3 million, respectively. Such loans do not bear interest and are due on demand.

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

	High	Low
Annual Highs and Lows
Year Ended June 30, 2018	$6.40	$3.59
Year Ended June 30, 2019	$4.445	$1.77

Quarterly Highs and Lows
Quarter Ended December 31, 2017	$6.40	$5.49
Quarter Ended March 31, 2018	$5.8499	$3.551
Quarter Ended June 30, 2018	$4.95	$3.59
Quarter Ended September 30, 2018	$4.445	$2.245
Quarter Ended December 31, 2018	$4.2491	$1.77
Quarter Ended March 31, 2019	$4.14	$3.216
Quarter Ended June 30, 2019	$4.23	$2.29
Quarter Ended September 30, 2019	$3.28	$2.2501

Monthly Highs and Lows
April 2019	$4.23	$2.6553
May 2019	$3.57	$2.8758
June 2019	$3.1755	$2.29
July 2019	$3.15	$2.5939
August 2019	$2.96	$2.53
September 2019	$3.28	$2.2501
October 2019 (through October 25, 2018)	$2.55	$1.517

As of October 25, 2019, there were approximately 146 holders of record of our Class A Common Shares. This excludes our Class A Common Shares owned by shareholders holding Class A Common Shares under nominee security position listings. On October 25, 2019, the last sales price of our Class A Common Shares as reported on the NASDAQ Global Market was $1.86 per common share.

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

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

● an individual who is a citizen or resident of the United States;

● a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

● an estate whose income is subject to U.S. federal income taxation regardless of its source; or

● a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

● banks;

● financial institutions;

● insurance companies;

● regulated investment companies;

● real estate investment trusts;

● broker-dealers;

● traders that elect to mark-to-market;

● U.S. expatriates;

● tax-exempt entities;

● persons liable for alternative minimum tax;

● persons holding our Common Shares as part of a straddle, hedging, conversion or integrated transaction;

● persons that actually or constructively own 10% or more of our voting shares;

● persons who acquired our Common Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

● persons holding our Common Shares through partnerships or other pass-through entities.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending June 30, 2017. Our actual PFIC status for the current taxable year ending June 30, 2017 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

● at least 75% of its gross income is passive income; or

● at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

● the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

● the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

In the year ended June 30, 2019, we had approximately $2.9 million in outstanding bank loans, with interest rates of 5.873%. As of June 30, 2019, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB 0.2 million ($29,140) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

The Company had short-term investments of $11,073,200 as of June 30, 2019. The Company had short-term investments of $28,233,035 as of June 30, 2018. The Company had no short-term investments as of June 30, 2017. The Company recorded interest income of $639,352, $517,359 and $Nil for the years ended June 30, 2019, 2018 and 2016, respectively. We had no long-term held-to-maturity investments as of June 30, 2019, 2018 or 2017.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 7.2% against the U.S. dollar in 2016, depreciated by 2.0% in 2017 and depreciated by 3.7% in 2018. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2019	Year ended June 30, 2018	Year ended June 30, 2017
Impact on revenue	$160,947	$210,847	$105,858
Impact on operating expenses	$53,966	$42,113	$12,627
Impact on net income	$8,319	$32,329	$24,729

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

As of the date of this report, we have used the net proceeds of the offering as follows:

Description of Use	Approximate Amount Spent as of October 25, 2019
Research and Development	$2.1 million
Marketing	$5.0 million
Equipment Improvements and Maintenance	$3.0 million
Factory Building Upgrades	$31.4 million
Total	$41.5 million

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

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

As of June 30, 2019, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2019. Based on the assessment, management determined that, as of June 30, 2019, we did not maintain effective internal control over financial reporting as we did not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedures.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of June 30, 2019, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training. The Company also plans to take other steps to strengthen our internal control over financial reporting, including training of the current accounting personal regarding U.S. GAAP and SEC reporting regulations; establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

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

Item 16C. Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2019.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2019, 2018 and 2017, Friedman LLP’s audit fees were $245,000, $220,000 and $220,000, respectively.

Audit-Related Fees

During fiscal years 2019, 2018 and 2017, Friedman LLP’s audit-related fees were $nil, $nil and $nil, respectively.

Tax Fees

During fiscal years 2019, 2018 and 2017, Friedman LLP’s tax fees were $nil, $nil and $nil, respectively.

All Other Fees

During fiscal years 2019, 2018 and 2017, Friedman LLP’s other fees were $15,000, $15,000 and $10,000, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2019 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2019.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable BVI law. In addition, because our Class A Common Shares are listed on The Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

1.1	Articles of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
1.2	Memorandum of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.1	Specimen Class A Common Share Certificate (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.2	Form of Underwriter Warrant (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.3	Form of Incentive Securities Plan (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.1	Employment Agreement with Mr. Silong Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.2	Employment Agreement with Dr. Yunhao Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.3	Form of Subscription Agreement (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.4	Form of Purchase Order Agreement with Petco (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.5	Summary Translation of Form of Purchase Framework Agreement with Dongguan Silk Import and Export Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.6	Summary Translation of Form of Purchase Framework Agreement with Dongguan Anyi Trading Co. (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.7	Form of Purchase Order between Xiamen Xianglu Chemical Fiber Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.8	Summary Translation of Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Dongguan University of Technology (incorporated by reference to registration statement on Form F-1, no. 333-220547)
8.1	List of subsidiaries (filed herewith)
11.1	Code of Business Conduct and Ethics of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
15.1	Consent of Friedman LLP (filed herewith)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dogness (International) Corporation

By:	/s/ Silong Chen
Name:	Silong Chen
Title:	Chief Executive Officer

Date: October 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Dogness (International) Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dogness (International) Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

October 29, 2019

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2019	2018
ASSETS
CURRENT ASSETS
Cash	$2,550,152	$7,085,235
Short-term investments	11,073,200	28,233,035
Accounts receivable from third-party customers, net	5,164,380	5,641,501
Accounts receivable – related parties	244,764	-
Inventories, net	5,362,731	4,153,583
Prepayments and other current assets	1,527,397	1,231,298
Total current assets	25,922,624	46,344,652

Property, plant and equipment, net	35,516,368	20,950,685
Intangible assets, net	2,226,798	2,390,571
Long-term prepayments for land lease	4,107,550	-
Long-term investments in equity investees	995,131	-
Deferred tax assets	255,456	22,297
TOTAL ASSETS	$69,023,927	$69,708,205

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$2,914,000	$4,835,200
Accounts payable	543,158	351,375
Advance from customers	179,306	240,216
Taxes payable	2,909,097	2,421,303
Accrued liabilities and other payable	1,526,862	1,120,579
Total current liabilities	8,072,423	8,968,673

Commitments

EQUITY
Common stock, $0.002 par value, 100,0000,000 shares authorized, 25,913,631 issued and outstanding
Common stock A	33,689	33,689
Common stock B	18,138	18,138
Additional paid-in capital	52,827,145	52,144,891
Statutory reserve	191,716	164,367
Retained earnings	11,657,630	10,263,198
Accumulated other comprehensive loss	(3,894,300)	(1,884,751)
Total stockholders’ equity	60,834,018	60,739,532

Noncontrolling interest	117,486	-
Total equity of Dogness (International) Corporation	60,951,504	60,739,532

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$69,023,927	$69,708,205

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2019	2018	2017

Revenues	$25,887,948	$30,135,295	$21,172,091
Revenues – related parties	328,567	-	-
Total Revenues	26,216,515	30,135,295	21,172,091
Cost of revenues	(16,786,510)	(18,000,708)	(12,837,219)
Gross Profit	9,430,005	12,134,587	8,334,872

Operating expenses:
Selling expenses	2,101,403	1,654,629	789,444
General and administrative expenses	6,015,901	3,958,355	1,527,563
Research and development expenses	673,131	580,379	208,447
Total operating expenses	8,790,435	6,193,363	2,525,454

Income from operations	639,570	5,941,224	5,809,418

Other income (expenses):
Interest income (expense), net	616, 878	(23,961)	(332,249)
Foreign exchange transaction gain (loss)	503,528	(381,773)	320,566
Other income (expenses), net	23,498	(6,410)	91,226
Total other income (expense)	1,143,904	(412,144)	79,543

Income before income taxes	1,783,474	5,529,080	5,888,961
Provision for income taxes	380,296	925,372	943,197
Net income	1,403,178	4,603,708	4,945,764
Less: net loss attributable to noncontrolling interest	(18,603)	-	-
Net income attributable to the Company	1,421,781	4,603,708	4,945,764

Other comprehensive income(loss):
Foreign currency translation gain (loss)	(2,010,170)	(1,762,729)	142,519
Comprehensive income (loss)	(606,992)	2,840,979	5,088,283
Less: comprehensive loss attributable to noncontrolling interest	(19,224)	-	-
Comprehensive income (loss) attributable to the Company	$(587,768)	$2,840,979	$5,088,283

Earnings Per share
Basic	$0.05	$0.22	$0.33
Diluted	$0.05	$0.22	$0.33

Weighted Average Shares Outstanding
Basic	25,913,631	20,800,670	15,000,000
Diluted	25,941,606	20,809,950	15,000,000

Dividends declared per share	$0.00	$0.00	$0.18

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Capital	Reserves	Earnings	Loss	interest	Total
Balance at June 30, 2016	15,000,000	$30,000	$1,625,306	$21,817	$3,671,085	$(264,541)	$-	$5,083,667
Net income for the year	-	-	-	-	4,945,764	-	-	4,945,764
Cash dividend paid	-	-	-	-	(2,725,883)	-	-	(2,725,883)
Dividend declared	-	-	-	-	(88,926)	-	-	(88,926)
Statutory reserve	-	-	-	45,334	(45,334)	-	-	-
Foreign currency translation gain	-	-	-	-	-	142,519	-	142,519
Balance at June 30, 2017	15,000,000	$30,000	$1,625,306	$67,151	$5,756,706	$(122,022)	$-	$7,357,141
Net income for the year	-	-	-	-	4,603,708	-	-	4,603,708
Proceeds from initial public offering	10,913,631	21,827	50,178,458	-	-	-	-	50,200,285
Options granted for services	-	-	341,127	-	-	-	-	341,127
Statutory reserve	-	-	-	97,216	(97,216)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(1,762,729)	-	(1,762,729)
Balance at June 30, 2018	25,913,631	$51,827	$52,144,891	$164,367	$10,263,198	$(1,884,751)	$-	$60,739,532
Net income (loss) for the year	-	-	-	-	1,421,781	-	(18,603)	1,403,178
Options granted for services	-	-	682,254	-	-	-	-	682,254
Capital contribution made by noncontrolling shareholders						-	136,710	136,710
Statutory reserve	-	-	-	27,349	(27,349)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(2,009,549)	(621)	(2,010,170)
Balance at June 30, 2019	25,913,631	$51,827	$52,827,145	$191,716	$11,657,630	$(3,894,300)	$117,486	$60,951,504

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018	2017

Cash flows from operating activities:
Net income	$1,403,178	$4,603,708	$4,945,764
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,466,522	1,219,892	830,328
Loss on disposition of fixed assets	-	-	5,053
Share-based compensation for services	682,254	341,127	-
Change in inventory reserve	(4,863)	(14,106)	(400,957)
Change in bad debt allowance	90,077	(5,356)	43,987
Deferred tax expenses (benefit)	(209,015)	(12,747)	53,398
Unrealized foreign exchange loss	(87,893)	(103,922)	(33,104)
Changes in operating assets and liabilities:
Accounts receivable	55,189	(1,462,024)	(743,349)
Inventories	(1,356,110)	(1,235,858)	(434,413)
Prepayments and other current assets	(4,475,109)	(805,370)	(93,568)
Accounts payables	205,428	(317,716)	57,359
Advance from customers	(52,719)	(198,827)	353,134
Taxes payable	577,877	753,832	871,307
Accrued expenses and other liabilities	436,233	751,752	53,052
Net cash (used in) provided by operating activities	(1,268,951)	3,514,385	5,507,991

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,157,281)	(11,030,538)	(3,620,512)
Capital expenditures on construction-in-progress	(13,572,260)	(2,413,172)	-
Purchase of intangible assets- Land use rights	-	(2,079,731)	-
Long-term investments in equity investees	(1,143,707)	-	-
Proceeds upon maturity (purchase) of short-term investments	16,250,610	(28,737,530)	-
Net cash used in investing activities	(1,622,638)	(44,260,971)	(3,620,512)

Cash flows from financing activities:
Cash dividend paid	-	-	(2,725,883)
Net proceeds from initial public offering	-	50,200,285	-
Capital contribution made by noncontrolling shareholders	136,710	-	-
Proceeds from short-term bank loans	2,932,000	4,921,600	5,842,759
Repayment of short-term bank loans	(4,691,200)	(6,121,240)	(5,872,120)
Proceeds from (repayment of) related party loans	(25,629)	(1,387,864)	745,579
Net cash (used in) provided by financing activities	(1,648,119)	47,612,781	(2,009,665)

Effect of exchange rate changes on cash	4,625	(1,285,556)	242,547
Net (decrease) increase in cash	(4,535,083)	5,580,639	120,361
Cash, beginning of year	7,085,235	1,504,596	1,384,235
Cash, end of year	$2,550,152	$7,085,235	$1,504,596

Supplemental disclosure information:
Cash paid for income tax	$74,284	$34,393	$-
Cash paid for interest	$209,849	$313,301	$357,326
Supplemental non-cash activity:
Dividend declared and unpaid	$-	$-	$88,926

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dogness (International) Corporation (“Dogness” or the “Company”), is a limited liability company established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses and retractable leashes with products being sold all over the world mainly through distributions by large retailers. Mr. Silong Chen, the Chairman of the Board and Chief Executive Officer (“CEO”) of the Company is the controlling shareholder (the “Controlling Shareholder”) of the Company by virtue of his ownership of 9,069,000 Class B common shares, which carry three votes per share and, in the aggregate have more than half of the voting power of all common shares.

Reorganization

A Reorganization of the legal structure was completed on January 9, 2017. The Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of Dogness (Hong Kong) Pet Products Co., Ltd. (“HK Dogness”), Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”), and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder. On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% equity interests of the entities mentioned above.

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

On December 18, 2017, the Company completed its initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting the placement agent’s commissions and other offering expenses, resulting in net proceeds of approximately $50.2 million. In connection with the offering, the Company’s Class A common shares began trading on the NASDAQ Global Market on December 20, 2017 under the symbol “DOGZ.”

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC (“Dogness Group”), with its operation focusing primarily on pet product sales in the U.S. In February 2018, Dogness Overseas Ltd (“Dogness Overseas”) was established in the British Virgin Islands as a holding company. Dogness Overseas owns all of the interests in Dogness Group.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzheng) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately RMB 71.0 million ($10.7 million) (the “Acquisition”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of PRC in Guangzhou City of Guangdong Province in China with a total registered capital of RMB 80 million (approximately $11.8 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% ownership interest owned by two unrelated entities. Intelligence Guangzhou had immaterial operation since its inception and will be the research and manufacturing facility for the Company’s fast growing intelligent pet products.

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $250,000 for 51% ownership interest in Dogness Japan, with the remaining 49% owned by an unrelated individual.

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

The accompanying consolidated financial statements include the financial statements of Dogness, HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia, Dogness Overseas, Intelligence Guangzhou, Dogness Japan and Dogness Group. All inter-company balances and transactions have been eliminated upon consolidation. For the Company’s equity investment which the Company does not have control and is not the primary beneficiary, but has significant influence in the decision-making of the ordinary course of business, the equity method is applied.

The Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hong Kong) Pet Products Co., Ltd. (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 09,2009	Zhangzhou, China	100%	manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”)	July 6, 2018	Guangzhou, China	58%	Research and manufacturing of intelligent pet products
Dogness Japan Co. Ltd. (“Dogness Japan”)	February 5, 2019	Osaka, Japan	51%	Pet products trading

Noncontrolling interests

As of June 30, 2019, noncontrolling interests represent 42% and 49% noncontrolling shareholders’ interests in Intelligence Guangzhou and Dogness Japan, respectively. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the operating results of the Company are presented on the face of the consolidated statements of income and comprehensive income (loss) as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

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

Short-term Investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities within one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.75% to 4.60% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of income and comprehensive income (loss) over the contractual term of these investments.

The Company had short-term investments of $11,073,200 and $28,233,035 as of June 30, 2019 and 2018, respectively. The Company recorded interest income of $536,345, $517,359 and $Nil for the years ended June 30, 2019, 2018 and 2017, respectively.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $128,106 and $40,012 as of June 30, 2019 and 2018, respectively.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayment

Prepayment primarily consists of advances to suppliers for purchasing of raw materials that have not been received, and prepayment to a landlord for lease of a piece of land in order to build a warehouse in the near future. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Property, plant and Equipment

Property, plant and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Buildings	10-50 years
Leasehold improvement	Lesser of useful life and lease term
Machinery equipment	5-10 years
Transportation vehicles	5 years
Office equipment and furniture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income (loss) in other income or expenses.

Intangible Assets

Intangible assets consist primarily of a customized software system purchased from a third-party vendor, used for accounting and production management and land use rights. Under PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.”

Intangible assets are stated at cost less accumulated amortization. Customized software system are amortized using the straight-line method over the estimated useful economic life of 10 years. Land use rights are amortization using the straight-line method over the estimated useful life of 50 years, which is determined in connection with the term of the land use rights.

Long-term Investments in Equity Investees

On July 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) 321 “Investments—Equity Securities” (“ASC 321”). In accordance with ASC 321, equity securities which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices. Equity securities without readily determinable fair values are accounted for either at fair value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company.

Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”) is an entity incorporated on March 25, 2015 in the PRC and is primarily engaged in development of smart pet products. In July 2018, the Company entered into an equity investment agreement with Nanjing Rootaya to invest RMB 1.25 million ($182,125) for 10% of the ownership interest in Nanjing Rootaya. Before the Company’s equity investment, Nanjing Rootaya was owned by three unrelated shareholders.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dogness Network Technology Co., Ltd (“Dogness Network”) is an entity incorporated on November 17, 2017 in the PRC and is engaged in the development and sales of intelligent smart pet products. In November 2018, the Company entered into an equity investment agreement with Dogness Network to invest RMB 8.0 million ($1,165,600) for 10% of the ownership interest in Dogness Network. Before the Company’s equity investment, Dogness Network was owned by an unrelated shareholder. As of June 30, 2019, the Company made capital contribution of RMB 3.08 million ($448,756).

Linsun Smart Technology Co., Ltd (“Linsun”) is an entity incorporated on January 25, 2018 in the PRC and is engaged in development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Linsun to invest RMB 3.0 million ($437,100) for 13% of the ownership interest in Linsun. Before the Company’s equity investment, Linsun was owned by three unrelated shareholders. As of June 30, 2019, the Company made capital contribution of RMB 2.5 million ($364,250).

The purpose of entering into these equity investment agreements with Nanjing Rootaya, Dogness Network and Linsun was to establish cooperative business with these investees to jointly develop and distribute the Company’s intelligent smart pet products. The Company accounts for the above mentioned investments using the measurement alternative in accordance with ASC 321. As of June 30, 2019, these investments amounted to $995,131 and are reported as long-term investments in equity investees on the consolidated balance sheets.

The Company records the cost method investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments. Investment in equity investees is evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. There was no impairment for the Company’s equity investments for the year ended June 30, 2019.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, advances to suppliers, prepayments and other current assets, accounts payable, advance from customers, taxes payable, accrued liabilities and other payable and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2019, 2018 and 2017.

Revenue Recognition

On July 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that may result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. Prior to the adoption of ASC 606, the Company’s policy was also to account sales incentives, if applicable, as a reduction of revenue in accordance with ASC 605-50. Therefore, there is no change as to how the Company accounts for sales incentives upon its adoption of ASC 606. For the years ended June 30, 2019, 2018 and 2017, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent smart pet products, to wholesalers and retailers. Revenue is recognized when the merchandise is delivered, title is transferred and the Company’s performance obligations to fulfill the customer contracts have been satisfied. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of June 30, 2019 and 2018, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2019, 2018 and 2017 are disclosed in Note 15 of this consolidation financial statements.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2019, 2018 and 2017. As of June 30, 2019, the tax years ended December 31, 2013 through December 31, 2018 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Basic average shares outstanding and diluted average shares outstanding were the same for the years ended June 30, 2017. For the years ended June 30, 2019 and 2018, the effect of potential shares of common stock from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price (See Note 13).

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

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia and Intelligence Guangzhou are determined using RMB, the local currency, as the functional currency. Dogness Japan uses Japanese Yen as the functional currency, while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2019		June 30, 2018	June 30, 2017
Year-end spot rate	US$1=RMB 6.8657	US$1=JPY 107.5	US$1=RMB 6.6181	US$1=RMB 6.7780
Average rate	US$1=RMB 6.8226	US$1=JPY 111.1	US$1=RMB 6.5020	US$1=RMB 6.8118

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

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

As of June 30, 2019, and 2018, $1,773,713 and $3,348,242 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, the Company’s short-term investments deposited with PRC banks are also not insured.

As of June 30, 2019, two customers accounted for 25% and 18% of the Company’s total accounts receivable, respectively. As of June 30, 2018, two customers accounted for 16% and 11% of the Company’s total accounts receivable, respectively. As of June 30, 2017, two customers accounted for 30% and 13% of the Company’s total accounts receivable, respectively.

For the years ended June 30, 2019, 2018 and 2017, export sales accounted for 42.5%, 50.2% and 67.7% of the Company’s total revenue, respectively. For the year ended June 30, 2019, three customers accounted for 28.1%, 13.5% and 5.6% of the Company’s total revenue, respectively. For the year ended June 30, 2018, three customers accounted for 24.9%, 14.0% and 7.4% of the Company’s total revenue, respectively. For the year ended June 30, 2017, three customers accounted for 20%, 15% and 13% of the Company’s total revenue, respectively.

For the year ended June 30, 2019, 2018 and 2017, no single supplier accounted for more than 10% of the Company’s total raw material purchases.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation, such as reclassification of negative VAT tax payable as VAT tax recoverable, and segregation of capital expenditure on construction-in-progress out of capital expenditure on property, plant and equipment. These reclassifications had no effect on the reported revenues, net income and cash flows.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The guidance will be effective in fiscal year 2020, with early adoption permitted, and must be applied using a modified retrospective approach. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” As an emerging growth company, the Company will adopt this guidance effective July 1, 2019. The Company is evaluating the impact on its consolidated financial statements.

In February 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

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

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for all public entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, but not before an entity adopts ASC 606. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact of adopting ASU No. 2018-13 on its consolidated financial statements.

NOTE 3 – LIQUIDITY

For the year ended June 30, 2019, the Company’s revenue decreased by approximately $3.9 million or 13%, from approximately $30.1 million in fiscal year 2018 to approximately $26.2 million in fiscal year 2019. The decrease in the Company’s revenue was largely affected by reduced export sales to major customers located in the United States when uncertainties arose from the China-U.S trade dispute, including the increase in the US’ tariff on certain Chinese imports from 10% in September 2018 to 25% since May 2019. As a result, the Company’s total unit sales volume decreased by 24.1% when export sales to customers located in the United States decreased by approximately $4.6 million in fiscal 2019 as compared to fiscal 2018. In addition, the Company’s working capital decreased by approximately $19.5 million or 52% from approximately $37.4 million as of June 30, 2018 to approximately $17.9 million as of June 30, 2019, mainly because of large capital expenditures on the Company’s construction-in-progress projects on the construction of a new manufacturing plant under the Company’s subsidiary Meijia and a new warehouse under the Company’s subsidiary Dongguan Jiasheng (see Note 6 below). As of the date of this annual report, the Company had future minimum capital expenditure commitment on its construction-in-progress projects of approximately $7.3 million within the next twelve months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company currently plans to fund its operations mainly through cash flow from its operations, remaining cash from its 2017 IPO proceeds, renewal of bank borrowings and equity financing, if necessary, to ensure sufficient working capital.

As of June 30, 2019, the Company had cash of approximately $2.6 million, the Company also had short-term investments of approximately $11.1 million because the Company invested remaining IPO proceeds to purchase interest-bearing wealth management financial products from the banks and such short-term investments have maturities ranging from one to three months. These short-term investments are highly liquid and can be used as working capital when needed. In addition, the Company also had outstanding accounts receivable of approximately $5.4 million, of which approximately $3.9 million or 76% has been subsequently collected back during July to September 2019, and become available for use as working capital.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3- LIQUIDITY (continued)

As of June 30, 2019, the Company had outstanding bank loans of approximately $2.9 million from a PRC bank, and an unused line of credit of RMB 16 million ($2.3 million) with another bank that is available for withdrawal on an as-needed basis. Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Subsequently, on August 9, 2019, the Company entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”) to borrow RMB 12 million ($1.8 million) as working capital for one year. On September 5, 2019 and September 10, 2019, the Company further entered into two loan agreements with Bank of Communications to borrow approximately RMB 18 million ($2.6 million) as working capital for one year (see Note 16).

Although the Company’s revenue decreased in fiscal year 2019 due to decreased export sales to the United States affected by increased tariffs and trade war between China and the United States, the Company has adjusted its sales strategy to increase its sales and marketing efforts to target China’s domestic market, European, Australia and other countries. In addition, Company’s US subsidiary has entered into agreements with several large retail chains in the United States, Canada and Australia for the distribution of the Company’s intelligent pet products. The Company expects the revenues to be generated from these markets will partially mitigate sales decreases in the United States. Management also sees strong opportunities in the newly developed intelligent pet products, which may further increase the Company’s revenue and net income to strengthen its cash position for the next 12 months.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date of this report.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:	As of June 30,
	2019	2018
Accounts receivable from third-party customers	$5,292,486	$5,681,513
Less: allowance for doubtful accounts	(128,106)	(40,012)
Total accounts receivable from third-party customers, net	5,164,380	5,641,501
Add: accounts receivable - related parties	244,764	-
Total accounts receivable, net	$5,409,144	$5,641,501

For the years ended June 30, 2019, 2018 and 2017, the Company recorded a bad debt provision of $90,077, a bad debt recovery of $5,356 and a bad debt provision of $43,987, respectively. Allowance for doubtful accounts amounted to $128,106 and $40,012 as of June 30, 2019 and 2018, respectively.

Approximately RMB 25 million ($3.7 million) or 73% of the accounts receivable balance as of June 30, 2019 from third-party customers has been collected as of the date of this Report.

In connection with the Company’s long-term investments in equity investees as disclosed in Note 2, the Company sold certain intelligence pet products to Linshui and Dogness Network. The outstanding accounts receivable from these related parties amounted to $244,764 as of June 30, 2019, which has been fully collected back as of the date of this Report (see Note 11).

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – INVENTORY, NET

Inventories consisted of the following:	As of June 30,
	2019	2018
Raw materials	$795,047	$825,675
Work in process	1,136,582	1,076,749
Finished goods	3,431,102	2,256,171
	5,362,731	4,158,595
Less: inventory allowance	-	(5,012)
Inventory, net	$5,362,731	$4,153,583

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended June 30, 2019, 2018 and 2017, the Company recorded an inventory reserve recovery of $4,863, $14,106 and $400,957, respectively.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of June 30,
	2019	2018
Buildings	$9,492,699	$9,794,094
Machinery and equipment	9,543,080	8,309,138
Office equipment and furniture	676,748	525,886
Automobiles	765,214	622,720
Leasehold improvements	5,126,219	3,985,511
Construction-in-progress (“CIP”) (1)	15,787,348	2,375,461
Total	41,391,308	25,612,810
Less: accumulated depreciation	(5,874,940)	(4,662,125)
Property, plant and equipment, net	$35,516,368	$20,950,685

Depreciation expense was $1,387,698, $1,179,814 and $809,313 for the years ended June 30, 2019, 2018 and 2017, respectively. In connection with the $2.9 million loan from Bank of Communications of China, Dongguan Branch, the Company pledged fixed assets of approximately $8,426,982 as the collateral to secure the loan (See Note 8).

(1) The Company’s CIP primarily consisted of the following:

On March 16, 2018, the Company acquired 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, for a total cash consideration of RMB 71.0 million ($10.7 million) (See Note 1). After the acquisition, the Company started building its own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total budgeted capital expenditure on decoration and purchase of equipment and machinery to bring Meijia manufacturing facility into use amounted to RMB 110 million ($16.0 million). As of June 30, 2019, the Company has already spent RMB 80.8 million ($11.8 million) and had future capital expenditure commitment of approximately RMB 29.2 million ($4.2 million) on Meijia plant facilities. Meijia plant has started the test operation in August 2019, and is expected to be ready for production before December 31, 2019 upon passing the final inspection conducted by local government.

In addition, the Company’s subsidiary Dongguan Jiasheng is also working on a project to build a warehouse with original budgeted costs of RMB 85 million ($12.4 million). In order to conform to the local government’s building code, the construction plan has been recently modified and the budgeted cost has been reduced to RMB 75 million ($10.9 million). As of June 30, 2019, the Company has already spent RMB 23.2 million ($3.4 million) and had future capital expenditure commitment of approximately RMB 51.8 million ($7.5 million) on the warehouse construction. The warehouse construction is expected to be completed by the end of 2020.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

As of June 30, 2019, future minimum capital expenditures on the Company’s construction-in-progress projects are estimated as follows:

	Capital expenditure commitment on Meijia	Capital expenditure commitment on Dongguan Jiasheng	Total
2020	$4,200,000	$6,000,000	$10,200,000
2021	-	1,500,000	1,500,000
Total	$4,200,000	$7,500,000	$11,700,000

Subsequently, from July 2019 to September 2019, the Company spent additional RMB 30.6 million ($4.4 million) on the above mentioned construction projects (including RMB 21.4 million ($3.1 million) on equipment and machinery purchase for Meijia plant, and RMB 9.2 million ($1.3 million) on the warehouse construction). As a result, the Company’s future capital expenditure commitment on CIP has been lowered down from approximately $11.7 million as of June 30, 2019 to approximately $7.3 million as of the date of this Report.

The Company plans to fund these CIP projects through working capital generated from operations, bank borrowings, the proceeds received from the IPO and other potential capital raising activities.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of June 30,
	2019	2018
Software	$199,984	$207,396
Land use right	2,212,619	2,294,624
Less: accumulated amortization	(185,805)	(111,449)
Intangible assets, net	$2,226,798	$2,390,571

Amortization expense was $78,824, $40,078 and $21,015 for the years ended June 30, 2019, 2018 and 2017, respectively. In connection with the $2.9 million loan from Bank of Communications of China, Dongguan Branch., the Company pledged intangible assets of $2,212,619 as the collateral to secure the loan (See Note 8)

Estimated future amortization expense is as follows:

Year ending June 30,	Amortization expense
2020	$78,340
2021	78,340
2022	78,340
2023	72,881
Thereafter	1,918,897
Total	$2,226,798

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM BANK LOANS

Short-term loans consisted of the following:

	As of June 30,
	2019	2018
Bank of Communications of China (“BCC”):
Effective interest rate at 5.655%, due on July 31, 2018 (1)	$-	$3,022,000
Effective interest rate at 5.873%, due on August 20, 2019 (2)	2,914,000	-

Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 6.525%, due on January 10, 2019 (3)	-	1,813,200
Total	$2,914,000	$4,835,200

(1)

In August 2016, Dongguan Jiasheng signed a loan agreement with Bank of Communication of China, Dongguan Branch to borrow RMB 26 million ($3.8 million) as working capital for one year with a due date on July 29, 2017. The loan was repaid in full upon maturity on August 8, 2017. In August 2017, the Company renewed the above loan for another year to July 31, 2018. The Company repaid the loan upon maturity on August 21, 2018.

(2)

On August 17, 2018, the Company entered into a line of credit agreement with Bank of Communication of China, Dongguan Branch to allow the Company to borrow RMB 30 million ($4.5 million) for one year with a maturity date on August 13, 2019. The Company had drawn down RMB 20 million ($3.0 million) of the loan to purchase raw materials on August 21, 2018. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.5625 basis points. The Company pledged the land use right of approximately $2.2 million and buildings of approximately $8.4 million acquired from Meijia as the collateral to secure this loan (see Note 6 and Note 7). In addition, Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loan.

On August 20, 2019, the Company repaid the loan upon maturity and entered into two new loan agreements with BCC to borrow RMB 18 million ($2.6 million) as working capital for one year (See Note 16).

(3)	On January 22, 2016, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 12 million ($1.8 million) as working capital for one year with the maturity date on January 20, 2017. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 50 basis points. The loan was renewed in January 2017 for another year, with the new maturity date of January 9, 2018. The loan was further renewed for another year upon maturity, with a new maturity date of January 10, 2019. On October 13, 2018, the Company repaid the loan in full before its maturity and has no plan to further renew the loan.

In addition to the above loans borrowed from ICBC, the Company’s principal shareholder, Mr. Silong Chen, pledged his personal assets as the collateral to safeguard a maximum line of credit of $2.3 million that Dongguan Jiasheng could borrow from ICBC during the period from February 12, 2015 to February 12, 2020. In addition, Mr. Silong Chen and his relatives jointly signed a maximum guarantee agreement with ICBC to provide an additional maximum RMB 16 million ($2.3 million) guarantee to any loan that Dongguan Jiasheng could borrow from ICBC during the period from February 12, 2015 to February 12, 2020. The Company has not yet drawn upon this line of credit.

Interest expenses for the above-mentioned loans amounted to $209,842, $546,681 and $333,170 for the years ended June 30, 2019, 2018 and 2017, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – TAXES

(a) Corporate Income Taxes (“CIT”)

Dogness is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Under Hong Kong tax laws, subsidiaries in Hong Kong are subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In October 2015, Dongguan Jiasheng, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% for three years. On November 28, 2018, Dongguan Jiasheng successfully renewed the High-technology certificate for another three years. The certificate is valid for another three years and is subject to further renewal.

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the fiscal year 2019, 2018 and 2017 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $3,003, $545,805 and $552,132 for the years ended June 30, 2019, 2018 and 2017, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.00, $0.03 and $0.04 for the years ended June 30, 2019, 2018 and 2017, respectively. As of June 30, 2019, the tax years ended December 31, 2013 through December 31, 2018 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2019	2018	2017
	%	%	%
Hong Kong Statutory income tax rate	16.5	16.5	16.5
Income not generated in Hong Kong	(8.9)	(15.3)	(15.4)
China statutory income tax rate	25.0	25.0	25.0
Effect of PRC preferential tax rate and tax holidays	(10.0)	(8.3)	(9.3)
Non-deductible permanent difference	0.7	(1.8)	(1.6)
Research and development tax credit	(2.0)	(0.9)	(0.1)
Effective tax rate	21.3	15.2	15.1

The provision for income tax consists of the following:

	For the years ended June 30,
	2019	2018	2017
Current income tax provision	$614,622	$938,119	$889,799
Deferred income tax provision (benefit)	(234,326)	(12,747)	53,398
Total income tax expense	$380,296	$925,372	$943,197

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – TAXES (continued)

The components of deferred tax assets and deferred tax liability as of June 30, 2019 and 2018 consist of the following:

	June 30, 2019	June 30, 2018
Deferred tax assets:
Net operating losses	$234,319	$24,717
Inventory and accounts receivable reserves	21,137	-
	$255,456	$24,717

Deferred tax liability
Inventory and accounts receivable reserves	-	(2,420)
Deferred tax assets (liability) - net	$255,456	$22,297

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	June 30, 2019	June 30, 2018

Corporate income tax payable	2,907,079	2,416,098
Other tax payable	2,018	5,205
Total taxes payable	$2,909,097	$2,421,303

As of June 30, 2019 and 2018, the Company had accrued tax liabilities of approximately $2.9 million and $2.4 million, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. There was no interest and penalty accrued as of June 30, 2019 becaue the Company has not received any penalty and interest charge notice from local tax authorities. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within fiscal 2020 but cannot guarantee such settlement will ultimately occur.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company’s subsidiary Dongguan Jiasheng leases manufacturing facilities and administration office spaces under operating leases. These leases of the major manufacturing facilities and office space expire between April 30, 2027 and October 14, 2038. The Company’s subsidiary Dogness Group also leases warehouse which expires on June 20, 2024.

Operating lease expense amounted to $640,626, $391,784 and $333,452 for the years ended June 30, 2019, 2018 and 2017, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ending June 30,	Lease payments
2020	$150,531
2021	75,849
2022	77,660
2023	79,795
2024	83,005
Thereafter	62,425
Total	$529,265

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

Capital Investment Obligation

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million ($11.8 million). The Company’s subsidiary, Dongguan Jiasheng, is requited to contribute RMB 46.4 million ($6.8 million) as paid-in capital in exchange for 58% ownership interest in Intelligence Guangzhou. As of the date of this report, Dongguang Jiasheng has not made the capital contribution. Pursuant to the article of incorporation, the Company is required to complete the capital contribution before May 22, 2038.

In connection with the Company’s long-term investments in equity investees in Dogness Network and Linsun, as disclosed in Note 2 above, the Company is required to invest RMB 8.0 million ($1,165,600) in exchange for 10% ownership interest in Dogness Network, and is required to invest RMB 3.0 million ($437,100) in exchange for 13% ownership interest in Linsun. As of June 30, 2019, the Company already made the cash investment of RMB 3.08 million ($448,756) and RMB 2.5 million ($364,250) to Dogness Network and Linsun, respectively, and is obligated to contribute additional $798,694 in aggregate (including $725,844 to Dogness Network and $72,850 to Linsun) capital investment within the next twelve months from June 30, 2019.

Capital Expenditure Commitment on the CIP

In connection with the Company’s construction-in-progress projects on Meijia and Dongguan Jiasheng, future minimum capital expenditure commitment on these CIP projects is estimated to be $11.7 million as of June 30, 2019 and approximately $7.3 million as of the date of this Report (see Note 6).

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS

As of June 30, 2019 and 2018, the balances due from related parties were as follows:

	As of June 30,
Accounts receivable - related parties, net:	2019	2018
-Linsun Smart Technology Co., Ltd (“Linsun”)	$92,563	$-
-Dogness Network Technology Co., Ltd (“Dogness Network”),	152,201	-
	$244,764	$-

During the year ended June 30, 2019, the Company sold intelligent pet products to related parties Linsun and Dogness Network. Sales of intelligent pet products to Linsun and Dogness Network amounted to $185,126 and $143,441, respectively in fiscal 2019. As of June 30, 2019, total accounts receivable from these two related parties amounted to $244,764, which has been fully collected back as of the date of this Report.

During the year ended June 30, 2019, the Company also purchased certain pet product components and parts, such as smart drinking water machines and pet feeding devices, from related party Linsun. Total purchases from Linsun amounted to $850,589 in the fiscal year 2019.

In addition, in connection with the Company’s bank borrowings, Mr. Silong Chen, the Chairman of the Board and CEO of the Company, pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s short-term bank loans (See Note 8).

NOTE 12 – EQUITY

Common Shares

Dogness was established under the laws of BVI on July 11, 2016. The original authorized number of common shares was 15,000,000 shares with par value of $0.002 each. On April 26, 2017, Shareholders of the Company held a meeting (the “Meeting”) and approved the following resolutions: (i) increase the authorized number of common shares to 100,000,000 shares with par value of $0.002 each, of which 15,000,000 were issued and outstanding; and (ii) reclassify the currently issued and outstanding common shares into two classes, Class A common shares and Class B common shares, which have equal economic rights but unequal voting rights, pursuant to which Class A common shares receive one vote each and Class B common shares receive three votes each. The Meeting approved to reclassify all the shares beneficially owned by Mr. Silong Chen as Class B common shares and all other shares owned by the other shareholders as Class A common shares. As a result, Mr. Silong Chen owns 9,069,000 Class B common shares of par value of $0.002. The rest of shareholders as of the date of the meeting owned an aggregated of 5,931,000 Class A common shares of par value of $0.002 each.

Initial Public Offering

On December 18, 2017, the Company completed its initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting placement agent’s commission and other offering expenses, resulting in net proceeds of approximately $50.2 million. In connection with the offering, the Company’s Class A common shares began trading on the NASDAQ Global Market on December 20, 2017 under the symbol “DOGZ.”

As of June 30, 2019 and 2018, the Company had an aggregate of 25,913,631 common shares outstanding, consisting of 16,844,631 Class A and 9,069,000 Class B common shares.

Cash Dividends

In November 2016, the Company’s Board of Directors approved a resolution to pay a cash dividend of RMB 600,259 ($90,699) to its shareholder at the time of record, out of the retained earnings balance of Dongguan Jiasheng. This dividend was paid in January 2017.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (continued)

In December 2016, the Company’s Board of Directors approved another resolution and paid a cash dividend of RMB 17,000,000 (equivalent to $2,568,700) to its shareholder at the time of record, out of the retained earnings balance of HK Dogness.

The Company did not declare a cash dividend during the years ended June 30, 2019 and 2018.

Public Offering Warrants

In connection with and upon closing of the IPO on December 18, 2017, the Company agreed to issue to the underwriters and to register herein warrants to purchase up to a total of up to 500,000 Class A common shares (equal to 5% of the aggregate number of Class A common shares sold in the IPO).

The warrants carry a term of three years, and are exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the IPO and are exercisable at a price equal to $6.25 per share. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity.

As of June 30, 2019, 500,000 underwriter warrants were issued and outstanding; and none of the warrants has been exercised.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $27,349, $97,216 and $45,334 to statutory reserves during the years ended June 30, 2019, 2018 and 2017 in accordance with PRC GAAP, respectively. The restricted amounts as determined by the PRC statutory laws totaled $191,716, $164,367 and $67,151 as of June 30, 2019, 2018 and 2017, respectively.

NOTE 13 - EARNINGS PER SHARE

For the years ended June 30, 2019 and 2018, the effect of potential shares of common stock from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price. For the years ended June 30, 2019 and 2018, the effect of potential shares of common stock from the warrants was anti-dilutive since the exercise prices were higher than the average market price. As a result, a total of 27,975 and 9,280 unexercised options are dilutive, and were included in the computation of diluted earnings per share for the years ended June 30, 2019 and 2018, respectively.

For the year ended June 30, 2017, basic average shares outstanding and diluted average shares outstanding were the same because there were no warrants or options outstanding.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EARNINGS PER SHARE (continued)

The following table presents a reconciliation of basic and diluted net income per share:

	For the years ended June 30,
	2019	2018	2017
Net income attributable to the Company	$1,421,781	$4,603,708	$4,945,764
Weighted average number of common shares outstanding - Basic	25,913,631	20,800,670	15,000,000
Dilutive securities -unexercised warrants and options	27,975	9,280	-
Weighted average number of common shares outstanding – diluted	25,941,606	20,809,950	15,000,000

Earnings per share - Basic	$0.05	$0.22	$0.33
Earnings per share – Diluted	$0.05	$0.22	$0.33

NOTE 14 – OPTIONS

On November 10, 2017, the Company signed a consulting agreement to engage TJ Capital Management, L.P. (“TJ Capital”) to provide strategic consulting services to the Company in matters relating to investor relations, capital markets and shareholder value creation strategy.

As the part of the agreement, TJ Capital was granted stock option to purchase 160,000 shares of the Company’s common stock. The options are exercisable at a purchase price of $1.50 per share with no restriction for sale, among which options 60,000 shares were to vest 7 months after the Company’s IPO date, 50,000 shares were to vest 10 months after the IPO date, and 50,000 shares were to vest 15 months after the IPO date.

On May 23, 2019, the Company signed a service termination agreement with TJ Capital to terminate the consulting agreement previously entered on November 10, 2017. As a result, the options granted under the original service agreement were also cancelled. No stock-based compensation expenses were accrued up to the date of the termination of this agreement, because TJ Capital had not provided the services.

On May 28, 2017, the Company signed an employment agreement with Dr. Yunhao Chen, the Chief Financial Officer of the Company. As the part of the compensation, the Company agreed to grant Ms. Chen options to purchase up to 120,000 Class A common shares, at an exercise price of $1.50 per share. The grant was effective at the IPO date and the options vest at a rate of 5,000 per month, beginning one month following completion of the IPO.

The aggregate fair value of the options granted to Dr. Yunhao Chen, the CFO, was $440,840. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.84%; expected term of 2 years; exercise price of the options of $1.50; volatility of 69.5%; and expected future dividends of $Nil. As of June 30, 2019, no options were exercised by the CFO and 90,000 options were vested.

On May 28, 2017, the Company signed an employment agreement with Mr. Silong Chen, the Chief Executive Officer of the Company. As the part of the compensation, the Company agrees to grant Mr. Chen options to purchase up to 360,000 Class A common shares, at an exercise price of $1.50 per share. The grant was effective at the IPO date and the options vest at a rate of 10,000 per month, beginning one month following completion of the IPO.

The aggregate fair value of the options granted to Mr. Silong Chen was $1,385,500. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.94%; expected term of 3 years; exercise price of the options of $1.50; volatility of 74.7%; and expected future dividends of $Nil. As of June 30, 2019, no options were exercised by the CEO and 180,000 options were vested.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – OPTIONS (continued)

The Company recorded $682,254 and $341,127 stock-based compensation expense for the years ended June 30, 2019 and 2018, respectively. No stock-based compensation expense was recorded for the years ended June 30, 2017.

As of June 30, 2019, the Company had 270,000 outstanding vested stock options with a weighted average remaining term over 1.14 years and 210,000 unvested stock options with a weighted average remaining term over 1.33 years. Unamortized stock-based compensation expense was $802,959 as of June 30, 2019. The following table summarized the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding, June 30, 2018	640,000	$1.50	1.81
Exercisable, June 30, 2018	90,000	$1.50	2.14

Granted	-	$-	-
Cancelled	160,000	-	-
Exercised	-	-	-

Outstanding June 30, 2019	480,000	$1.50	1.22
Exercisable, June 30, 2019	270,000	$1.50	1.14

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

Geographic information

The summary of our total revenues by geographic market for the years ended June 30, 2019, 2018 and 2017 was as follows:

	For the year ended June 30,
	2019	2018	2017
China	$15,082,443	$14,865,940	$6,839,534
United States	5,522,008	10,168,945	9,082,419
Europe	2,510,190	1,994,085	2,618,851
Australia	216,993	223,463	149,635
Canada	950,353	128,320	481,142
Central and South America	231,426	106,098	411,281
Japan and other Asian countries and regions	1,703,102	2,637,444	1,589,229
Total	$26,216,515	$30,135,295	$21,172,091

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT INFORMATION AND REVENUE ANALYSIS (continued)

Revenue by product categories

The summary of our total revenues by our product categories for the years ended June 30, 2019, 2018 and 2017 was as follows:

	For the years ended June 30,
	2019	2018	2017
Pet leashes	$6,266,952	$7,102,233	$5,290,918
Pet collars	6,188,672	10,684,908	7,529,420
Pet harnesses	3,587,128	4,980,771	1,508,426
Retractable dog leashes	1,771,805	2,650,932	1,691,066
Intelligent pet products	2,103,523	59,719	-
Gift suspender	4,058,229	3,481,500	2,415,118
Other pet accessories	2,024,742	1,175,232	2,737,143
Climbing hooks	215,464	-	-
Total	$26,216,515	$30,135,295	$21,172,091

NOTE 16 – SUBSEQUENT EVENTS

On July 4, 2019, the Company made additional capital contribution of RMB 3.0 million ($0.4 million) to increase the paid-in capital of Meijia.

On July 30, 2019, the Company renegotiated and signed a new Corporate and Executive Service Agreement with TJ Capital to provide strategic consulting services to the Company relating to services such as investor relations, capital markets and shareholder value creation strategy. The consulting service period is for two years, unless sooner terminated by either party or extended by the agreement of both parties. Pursuant to the agreement, as the compensation for the services, TJ Capital will be granted stock options to purchase 160,000 shares of the Company’s Class A common shares. The options are exercisable at a purchase price of $1.50 per share, and the options shall be deemed to be fully paid at a rate of 6,667 options per month, commencing on August 1, 2019. The aggregated fair value of the options granted to TJ Capital was $284,300. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $2.90; risk free rate of 1.85%; expected term of 2 years; exercise price of the options of $1.50; volatility of 77.0%; and expected future dividends of $Nil.

On August 9, 2019, the Company entered into a loan agreement with ICBC to borrow RMB 12 million ($1.8 million) as working capital for one year. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.345 basis points. Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loan.

On August 20, 2019, the Company repaid the bank loan of RMB 20 million ($3.0 million) borrowed from Bank of Communications upon maturity. On September 5 and September 10, 2019, the Company entered into a loan agreement with Bank of Communications to borrow RMB 18 million ($2.6 million) as working capital for one year. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $2.2 million and buildings of approximately $8.4 million acquired from Meijia as collateral to secure this loan. Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loans.

