Form 20-F
period 2020-06-30
Dogness (International) Corp
filed 2020-10-30
CIK 1707303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

Telephone: +1 214 463 6268

yunhaochen@dogness.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,844,631 Class A Common Shares (not including 500,000 Class A Common Shares underlying options granted to management and a consultant, of which 440,005 options have vested as of the date of this report) and 9,069,000 Class B Common Shares.

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

[  ] Yes [  ] No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, our ability to continue as a going concern, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

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

Item 3. Key Information

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended June 30, 2020, 2019, and 2018. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For Fiscal	For Fiscal	For Fiscal
	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2020	2019	2018
	US$	US$	US$
	(audited)	(audited)	(audited)
Statement of operation data:
Revenues	19,171,358	$26,216,515	$30,135,295
Gross profit	2,391,370	9,430,005	12,134,587
Operating expenses	11,106,837	8,790,435	6,193,363
(Loss) Income from operations	(8,715,467)	639,570	5,941,224
Other income (expense)	343,079	1,143,904	(412,144)
Provision for income taxes	164,537	380,296	925,372
Net (loss) income	(8,536,925)	$1,403,178	$4,603,708
(Loss) earnings per share, basic and diluted	(0.33)	$0.05	$0.22

Weighted average Ordinary Shares outstanding (basic)	25,913,631	25,913,631	20,800,670

Balance sheet data:

	As of June 30,
	2020	2019	2018	2017	2016
Current assets	$11,627,458	$25,922,624	$46,344,652	$8,669,463	$6,990,693
Total assets	63,551,261	69,023,927	69,708,205	17,518,060	13,256,741
Current liabilities	10,769,734	8,072,423	8,968,673	10,160,919	8,173,074
Total liabilities	12,043,333	8,072,423	8,968,673	10,160,919	8,173,074
Total equity	$51,507,928	$60,951,504	$60,739,532	$7,357,141	$5,083,667

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

The relevant exchange rates are listed below:

	June 30, 2020		June 30, 2019		June 30, 2018
Year-end spot rate	US$1=RMB 7.0721	US$1=JPY 107.5	US$1=RMB 6.8657	US$1=JPY 107.5	US$1=RMB 6.6181
Average rate	US$1=RMB 7.0323	US$1=JPY 107.5	US$1=RMB 6.8226	US$1=JPY 111.1	US$1=RMB 6.5020

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8776	6.6163	6.9720	6.2660
2019	6.9618	6.9081	7.1786	6.6822
2020 (through October 24, 2020)
April	7.0648	7.0703	7.0942	7.0351
May	7.1363	7.1023	7.1591	7.0612
June	7.0682	7.0817	7.1297	7.0638
July	6.9796	7.0098	7.0663	6.9793
August	6.8491	6.9293	6.9786	6.8491
September	6.8013	6.8123	6.8415	6.7612
October (through October 24, 2020)	6.6768	6.7272	6.7899	6.6526

As of October 24, 2020, the exchange rate is RMB 6.6768 to $1.00.

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

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

Risks Related to Our Business

We face risks related to health epidemics that could impact our sales and operating results.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus first identified in Wuhan, Hubei Province, China. Any outbreak of contagious diseases, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to resume the general shipping agency services, as well as temporary closures of our facilities and ports or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our services and significantly impact our operating results.

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the remaining months of the 2020 calendar year.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, logistics service providers or distributors as a result of the impact from the COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as raw material scarcity, pandemics, government shutdowns, disruptions in logistics, supplier capacity constraints, adverse weather conditions, natural disasters, fire, terrorism or other events. In December 2019, COVID-19 emerged in Wuhan, China. In compliance with the government mandates, the Company temporarily closed and its production operations were halted from late January 2020 through the middle of February 2020. During this closure, employees had only limited access to the Company’s facilities, which led to delayed order manufacturing, assembly and fulfillment. While the spread of the disease has gradually returned under control in China, COVID-19 could adversely affect our business and financial results for the remaining months of the year 2020. As a result, there is a possibility that the Company’s revenues and operating cash flows may be significantly lower than expected for fiscal year 2021.

The consolidated financial statements included herein contain disclosures that express substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to operate in the future.

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that we will continue to operate in the future in the normal course of business.

In the fiscal year ended June 30, 2020, our revenue decreased by approximately $7.0 million, largely as a result of the continued pressure of the U.S.-China trade and tariff dispute and the outbreak and spread of the COVID-19 pandemic. This caused us to suffer a net loss of approximately $8.5 million during the fiscal year. In addition, capital expenditures on our construction-in-progress projects decreased our working capital to decrease by approximately $17.0 million from $17.9 million to approximately $0.9 million during the year. At June 30, 2020, we had future minimum capital expenditure commitments of approximately $5.9 million over the next twelve months.

The decrease in revenues, loss of profitability, significant decrease in working capital and material capital expenditure commitments over the short term have caused uncertainty about our ability to continue as a going concern for the next twelve months from the date of this report.

In light of the foregoing, our independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended June 30, 2020. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of our securities, have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees, and could make it challenging and difficult for us to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our business, results of operations, financial condition and prospects.

For additional information on the above-referenced accounting standards and matters affecting our ability to continue as a going concern, see Note 2 of the financial statements included in this report and the discussion included in Item 5 of Part I of this report, respectively.

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, our Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that the Company owes more taxes than it has paid. The Company recorded tax liabilities of $2.8 million, $2.9 million and $2.4 million as of June 30, 2020, 2019 and 2018, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to penalties or that we have not paid the correct amount. Although the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

If our largest customers reduce their orders with us, such revenues would be very difficult to replace.

Although we have also sold our products through distributors and trading companies, some of our largest customers are Petco and Pet Valu, which are by far the largest pet specialty chains in the United States. These three chains have more than 750 stores each; the fourth largest pet specialty store has less than half that number. There is not another brick-and-mortar customer that presents the opportunity that these customers present to us. As a result, if we were to lose these accounts or if these customers purchased less of our products in the future, it would be difficult to replace those lost revenues.

Our smart products have only recently entered distribution.

While we are optimistic that our smart products such as collars, harnesses, feeders and robots will be important products for our company in the future, we only recently begun to sell them and thus do not know whether they will prove popular with consumers. We have exhibited these products at expos in multiple countries and have begun to receive orders, but our revenues for all smart products was approximately $4.3 million, $2.1 million and $60,000 during the years ended June 30, 2020, 2019 and 2018, respectively. As a result, we do not have an accurate gauge of how well accepted they will be by consumers. If consumers do not appreciate our smart products, we may not sell enough products to grow our market share in this new industry.

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

Our smart collars and harnesses are currently between generations.

We debuted our C2 and H2 smart collars and harnesses in 2016. These products were designed to operate over 2G telephone technology. While this platform was sufficient to meet the needs of the products, 2G speeds lag far behind currently available 4G and now 5G technology. As a result, our C2 and H2 products have thus far obtained a very limited customer base. For this reason, we have been researching and developing our next generation of smart collars and harnesses to operate with today’s higher internet speeds in mind. Before we are able to bring these products to market, we anticipate that our sales of smart collars and harnesses, along with subscriptions for ongoing cellular services for those products, will be nominal. If and when we are able to introduce our next generation of smart collars and harnesses, we are unable to predict the extent to which consumers will be drawn to such new products.

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

In addition, the Dogness smartphone App on which our smart collars rely are still under development and test by a company, Dogness Network Technology Co., Ltd (“Dogness Network”), in which we have a minority interest. Our company owns 10% of Dogness Network. Dogness Network plans to derive its revenues from subscriptions for services provided through the Dogness smartphone App in the near future, and we will purchase such products from Dogness Network and resell to our customers. We may benefit only by virtue of our 10% interest in Dogness Network. To date, such subscription revenues have been nominal for Dogness Network, and we have not sold such products to customers in fiscal year 2020. If Dogness Network were to stop supporting the application or impair its functionality, our smart collars and harnesses could become unusable or have decreased value to end users.

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

We are currently developing an online platform on Chinese retail websites that will allow pet owners to purchase products from vendors that advertise and sell their products through our application. While we are hopeful that we will be able to develop a product that is appealing to vendors, we have not yet obtained any commitments from any third-party vendors to make use of the platform. Because our ultimate success in making this platform a vibrant social and shopping site depends on pet owners making use of it, is impossible to foresee whether the platform will be successful in attracting vendors and pet owners.

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

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 135 patents and 162 trademarks in China and 48 patents and 19 trademarks outside China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). This intellectual property has allowed our products to earn market share in the pet products industry.

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

As of June 30, 2020, we had approximately $5.2 million in outstanding bank loans, with expected repayment of approximately $5.1 million within one year and $73,300 between one and three years. The loans are held at four banks, and approximately $4.2 million are personally guaranteed by our Chief Executive Officer and certain of his family members. While we believe we have sufficient capital resources to repay these bank loans with support from Mr. Silong Chen, our Chief Executive Officer, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

In March 2018, we purchased (a) all of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”), for a total cash consideration of approximately $10.0 million (RMB 71.0 million) (“Acquistion Cost”), which has been fully paid upon consummation of the Meijia acquisition transaction. Because Meijia had no substantial operations and its property consisted of a land use right and factory and office buildings, we accounted for the acquisition as a purchase of assets. After the acquisition, we started building our own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total original budgeted capital expenditure on decoration and purchase of equipment and machinery to bring Meijia manufacturing facility into use amounted to approximately RMB 110 million ($15.6 million). Such costs were adjusted based on additional work required for waterproofing, sewage pipeline and hazardous waste leakage prevention, causing actual costs incurred as of June 30, 2020 to be RMB 118.1 million ($16.7 million). As of June 30, 2020, we had future capital expenditure commitment of approximately RMB 460,000 ($65,044) on Meijia plant facilities. Our Meijia plant began normal production in December 2019 upon passing the final inspection conducted by local government. We expect that the Meijia plant will reach its designed production capacity by June 2021.

In addition to our Zhangzhou facility, we are also building a warehouse and a new manufacturing facility and office in Dongguan. The budget for the Dongguan warehouse was estimated at RMB 75 million ($10.6 million). The original budgeted cost for the construction of the main bodies of the warehouse, employee dormitory, office building and manufacturing facilities amounted to RMB 75 million ($10.6 million). The budget was later adjusted and revised to RMB 231.1 million ($32.7 million) to add costs associated with interior and exterior decoration, parking lots construction, and road and landscaping on top of the original budget. During the year ended June 30, 2020, the Company has spent RMB 73.6 million ($10.4 million) and completed the construction of the main body of the warehouse, employee dormitory, office building and has set up the new manufacturing facilities. As of June 30, 2020, the Company still had future minimum capital expenditure commitment of RMB 157.5 million ($22.3 million) on the decoration of the second floor of the office building, construction of the stone wall and parking lots, and improvement of the landscaping, which is expected to be invested into the CIP project within the next five years whenever the Company has available fund. The project is expected to be fully completed by 2025.

As a result of the above, the Company’s future capital expenditure commitment on Meijia facility and Dongguan warehouse construction projects amounted to approximately $22.3 million as of June 30, 2020. Subsequently, from July 2020 to September 2020, the Company made payment of RMB 31.5 million ($4.4 million) on the above-mentioned construction projects. As a result, the Company’s future capital expenditure commitment on CIP has been lowered down from approximately $22.3 million as of June 30, 2020 to approximately $17.9 million as of the date of this report.

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

Our key customers are principally retail pet specialty stores and mass merchandisers. For the year ended June 30, 2020, sales to our three largest customers amounted in the aggregate to approximately 38.5% of our total revenue. For the year ended June 30, 2019, sales to our three largest customers amounted in the aggregate to approximately 47.2% of our total revenue. For the year ended June 30, 2018, sales to our three largest customers accounted for 46.3% of the Company’s total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. During the years ended June 30, 2020, 2019 and 2018, we had one, two and two customers that accounted for 10% or more of our revenues.

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

Our growth strategy includes increasing market penetration of our existing products, developing new products and increasing the number and size of customers we serve. Pursuing these strategies has resulted in, and will continue to result in, substantial demands on management resources. In particular, the management of our growth will require, among other things:

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

The U.S. government has taken a variety of actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. During the year ended June 30, 2020, our Company paid more than $53,000 in connection with such U.S. imposed tariffs. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers. Although we currently sell our products FOB Shenzhen and thus complete our sales outside the United States, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

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

We are a holding company and we rely for funding on dividend payments from our subsidiaries, some of which are subject to restrictions under PRC laws.

We are a holding company incorporated in the British Virgin Islands, and we operate our core businesses through our subsidiaries in the PRC, Hong Kong and the United States. The availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends largely upon dividends received from the PRC Subsidiaries. If the PRC Subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of the PRC Subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

China has very conservative land ownership and land use policy. All the lands in China belong either to the nation or collective units. Many of our PRC entities’ current office and factory buildings are leased from the local village, which is a collective unit and legal owner of the land acknowledged by the local government. However, under PRC laws obtaining the land use rights is not easy and there is no guarantee that we will successfully obtain a piece of ideal land even if we have enough capital. So, if we are unable to obtain the land use rights in a timely manner, or even if we do obtain a piece of land in time, but the location is not convenient for our business, our development may be unstable and our business operations and plans will be adversely affected.

If we were to lose our certification as a National High Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

In October 2015, Dongguan Jiasheng was approved as a National High Tech Enterprise. This certification entitles Dongguan Jiasheng to favorable tax rates of 15%, rather than the unified rate of 25% that Dongguan Jiasheng would pay if it was not so certified. For the years ended June 30, 2020, 2019 and 2018, the total taxes payable by Dongguan Jiasheng would have increased by $Nil, $3,003 and $545,805, respectively if Dongguan Jiasheng was not certified as a National High Tech Enterprise. In the event Dongguan Jiasheng were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

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

Prior to our initial public offering in 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. One material weakness identified relates to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review process by management, which led to material audit adjustments for the year ended June 30, 2020 and (iii) lack of risk assessment in accordance with the requirement of COSO 2013 framework. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures, including (i) engaging a Chief Financial Officer who holds a Ph.D in accounting and a CPA license in the United States and hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations (ii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (iii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iv) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control;. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

If you purchase our Class A Common Shares, you may not be able to resell those shares at or above your purchase price. The market price of our Class A Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

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

On March 16, 2018, the Dongguan Dogness entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $10.7 million (or RMB 71.0 million). After the acquisition, Mejia became Dongguan Dogness’ wholly-owned subsidiary. The acquisition of Meijia enabled the Company to build its own facility instead of leasing manufacturing facilities and to expand its production capacity sustainably to meet increased customer demand. The facilities are expected to be ready for production before December 31, 2019 and the Company expects to utilize this facility in the first half of 2020.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.8 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.8 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not yet made the payment of the registered capital. Intelligence Guangzhou will be the research and manufacturing facility for the Company’s fast growing intelligent pet products.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.4 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with one of the original shareholders of Dogness Culture, who is related to Mr. Silong Chen, the Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.73 million) on April 16, 2020 along with other shareholders’ capital contributions of RMB 4.88 million (approximately $0.67 million). Dogness Culture will mainly focus on developing and expanding pet food market in China in the near future.

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $250,000 for 51% ownership interest in Dogness Japan, with the remaining 49% owned by an unrelated individual.

At the completion of these transactions, (i) Dogness holds 100% of the equity of each of Dogness Overseas, HK Jiasheng and HK Dogness; (ii) Dogness Overseas owns 100% of the equity of Dogness Group and 51% of Dogness Japan, (iii) HK Dogness holds 100% of the equity of Dongguan Dogness; (iv) Dongguan Dogness holds 100% of the equity of Dongguan Jiasheng, Meijia and Dogness Culture; and (v) Dongguan Jiasheng owns 58% of the equity of Intelligence and. By virtue of these ownership relationships, Dogness is the parent, directly or indirectly, of each of Meijia, HK Jiasheng, HK Dogness, Dongguan Dogness, Dogness Culture, Dogness Group, Dongguan Jiasheng, Intelligence Guangzhou and Dogness Japan, and such entities’ financial results are consolidated with those of Dogness; provided that only 58% of the equity of Intelligence Guangzhou, 51.2% of the equity of Dogness Culture and 51% of the equity of Dogness Japan are so consolidated.

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

Dogness Smart Fountain Mini and Smart Fountain Plus: In addition to our Smart Fountain, we have developed the Smart Fountain Mini (1L capacity) and Smart Fountain Plus (3.2L capacity) for additional options for pet owners. The Smart Fountain Mini enables our products to be used in smaller spaces, while the Smart Fountain Plus ensures an even larger reservoir for pets. Both fountains maintain a constant flow of water, so pets can drink water that is as fresh as from the faucet. The Smart Fountains have a three-stage filtering system, which ensures the water flowing out is filtered, fresh and clean.

Dogness Smart CAM Treater: Allows pet owners to see their pets night and day through a 160-degree full HD camera with night vision, hear their pets through a built-in microphone, interact with their pets by speaking to them through a built-in speaker, and play with their pets by tossing them treats.

Dogness App Feeder and App Feeder Mini: Pet owners can ensure that their pets are well-fed and on-schedule. Able to hold around 6.5 pounds of dry food, the App feeder enables pet owners to set up their pet’s feeding schedule from the App via their mobile phone, even when away from home. App Feeder Mini holds around 2.0 pounds of dry food and is suitable for cats and small dogs.

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

Market Background

Our company’s primary market is mainland China, with approximately 51.0%, 57.5% and 49.8% of our products being sold in China in fiscal 2020, 2019 and 2018, respectively.

In terms of export sales, our company’s primary market is the United States, with approximately 25.7%, 21.1% and 33.7% of our products being sold in America in fiscal 2020, 2019 and 2018, respectively. The United States has one of the highest pet ownership rates in the world, with approximately 65% of U.S. households, or approximately 79.7 million homes, owning a pet. Of these, roughly 54.4 million own at least one dog and 42.9 million own at least one cat. Approximately 42% of pet owners own more than one pet.

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

We sell the majority of our products through specialty pet store chain retailers and mass market retailers. Although there are more than 13,000 pet stores in the United States, the vast majority of pet stores are small operations, but a significant proportion of sales come from the top few specialty retail chains, Petco and Pet Valu. Annual growth in pet store revenues from 2011 through 2016 was approximately 4.5%, and future growth is estimated at 2.4% annually through 2021. This has led to estimated aggregate revenues of approximately $19.1 billion, with approximately 40.6% coming from the pet supplies segment, which our products occupy.

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

As a result of these efforts, we became certified as a National High-Tech Enterprise by the State Intellectual Property Office in March 2015, and we renewed this certification in 2019. This certification entitles us to favorable tax rates of 15%, rather than the unified rate of 25% we would pay if we were not certified.

Our research and development expenses were $1,528,062 in fiscal 2020, $673,131 in fiscal 2019 and $580,379 in fiscal 2018, representing 8.0%, 2.6% and 1.9% of our total revenues for 2020, 2019 and 2018, respectively. We expect our R&D expenses to continue to increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Intellectual Property

We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. We have completed registration of 90 patents with the China State Intellectual Property Office. In addition, we have registered 20 patents in Germany, 20 in Japan, 5 in the United States and 3 in the European Union. As of the date of this report, we have successfully obtained 135 patents (including 87 in China), which includes 15 invention patents, 50 utility patents, and 70 appearance patents.

We have completed registration of 162 trademarks, with the Trademark Office of the State Administration for Industry & Commerce of the PRC. In addition, we have registered our key trademark for Dogness in Japan, Australia, Korea, Hong Kong, Taiwan and the United States. We have registered all of our patents and trademarks under Dongguan Jiasheng. Our trademarks will expire at various dates through November 12, 2030.

Our key brands and logos are below:

Our website is located at www.dogness.com.

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

Patents

Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs. As of the date of this report, we have successfully obtained 135 patents (including 87 in China), which includes 15 invention patents, 50 utility patents, and 70 appearance patents.

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

On March 14, 2018, Dogness Group purchased an office building of 6,373 square feet for $1.37 million in Dallas, Texas, which serves as the office, quality control, testing area and drop shipment location for Dogness Group.

On March 16, 2018, the Company acquired all of the equity of Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). The Company paid total consideration of approximately $10.0 million in connection with the acquisition of equity of Meijia. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. Except for holding the land use right and the buildings, Meijia has no substantial business operations, nor has it had any production or sales activities since its inception. The Company plans to use this land use right and buildings as a production facility. The Company originally budgeted approximately RMB 110 million ($15.6 million) to develop the facility. The actual costs were adjusted based on additional work required for waterproofing, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of June 30, 2020, amounted to RMB 118.1 million ($16.7 million). As of June 30, 2020, the Company had future capital expenditure commitment of approximately RMB 460,000 ($65,044). The Meijia plant started test operations in August 2019 and started normal production in December 2019 upon passing the final inspection conducted by the local government. The Company expects that the Meijia plant will reach its designed production capacity by June 2021.

In July 2018, the Company entered a long-term lease that expires October 14, 2038 for 7,026 square meters of land and 5,000 square meters of buildings in Dongguan city. The Company plans to use this new property as a warehousing facility, given limited storage capacity at its other facilities. Lease expenses for this property were approximately $4.5 million, which amount was paid in full on October 9, 2018. The Company originally budgeted approximately RMB 75 million ($10.6 million) to develop the facility. The budget was later adjusted and revised to RMB 231.1 million ($32.7 million) to add costs associated with interior and exterior decoration, parking lots construction, and road and landscaping on top of the original budget. During the year ended June 30, 2020, the Company spent RMB 73.6 million ($10.4 million) and completed the construction of the main body of the warehouse, employee dormitory, office building and set up the new manufacturing facilities. As of June 30, 2020, the Company still had future minimum capital expenditure commitment of RMB 157.5 million ($22.3 million) on the decoration of the second floor of the office building, construction of the stone wall and parking lots, and improvement of the landscaping, which is expected to be invested into the CIP project within the next five years whenever the Company has available fund. The project is expected to be fully completed by 2025.

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

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

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

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was established on May 15, 2009 under the laws of the PRC, with registered capital of RMB 10 million (approximately $1.5 million) contributed by individual shareholder Mr. Silong Chen. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace.

Since the Company and its wholly-owned subsidiaries were effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $10.7 million (or RMB 71.0 million). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($15.6 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of June 30, 2020, amounted to RMB 118.1 million ($16.7 million). As of June 30, 2020, the Company had future capital expenditure commitment of approximately RMB 460,000 ($65,044). Meijia plant started test operations in August 2019, and has started normal production in December 2019 upon passing the final inspection conducted by the local government. The Company expects that the Meijia plant will reach its designed production capacity by June 2021.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.3 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% of ownership interest owned by two unrelated entities. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Intelligence Guangzhou has had immaterial operation since its inception.

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, the Company invested $250,000 for 51% ownership interest in Dogness Japan Co. Ltd. (“Dogness Japan”), with the remaining 49% ownership interest owned by an unrelated individual.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.4 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.73 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.67 million). Dogness Culture will mainly focus on developing and expanding pet food market in China in the near future.

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

Our major products include pet leashes, pet collars, gift suspenders, pet harnesses, intelligent pet products, retractable dog leashes, and other pet accessories, such as mouth covers and pet charms. Revenues by product categories are summarized below:

	For the Years ended June 30,
	2020		2019		2018
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Revenue	% of total Revenue

Pet leashes	$4,009,167	20.9%	$6,266,952	23.9%	$7,102,233	23.6%
Pet collars	3,142,731	16.4%	6,188,672	23.6%	10,684,908	35.5%
Gift suspenders	2,979,365	15.5%	4,058,229	15.5%	3,481,500	11.6%
Pet harnesses	1,415,411	7.4%	3,587,128	13.7%	4,980,771	16.5%
Intelligent pet products	4,328,918	22.6%	2,103,523	8.0%	59,719	0.1%
Other pet accessories	1,019,080	5.3%	2,024,742	7.7%	1,175,232	3.9%
Retractable dog leashes	643,010	3.4%	1,771,805	6.8%	2,650,932	8.8%
Climbing hooks	1,633,676	8.5%	215,464	0.8%	-	-
Total	$19,171,358	100.0%	$26,216,515	100.0%	$30,135,295	100.0%

During the year ended June 30, 2020, our products were sold in 39 countries. Our major customers include, Anyi trading, Ruisheng, Petgo, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. With the fast-growing online shopping, we also sold our products via popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Export sales accounted for 49.0%, 42.5% and 50.2% of the total sales for the years ended June 30, 2020, 2019 and 2018, respectively, while China domestic sales accounted for 51.0%, 57.5% and 49.8% for the years ended June 30, 2020 2019 and 2018, respectively. The breakdown of the sales by geographic areas is shown below:

	For the year ended June 30, 2020		For the year ended June 30, 2019		For the year ended June 30, 2018
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$9,399,228	49.0%	$11,134,072	42.5%	$15,269,355	50.7%
Sales in China domestic market	9,772,130	51.0%	15,082,443	57.5%	14,865,940	49.3%
Total	$19,171,358	100.0%	$26,216,515	100.0%	$30,135,295	100.0%

For the year ended June 30, 2020, the Company’s three largest customers accounted for 27.6%, 6.5% and 4.4% of the Company’s total revenue, respectively. For the year ended June 30, 2019, the Company’s three largest customers accounted for 28.1%, 13.5% and 5.6% of the Company’s total revenue, respectively. For the year ended June 30, 2018, the Company’s three largest customers accounted for 24.9%, 14.0% and 7.4% of the Company’s total revenue, respectively.

	For the years ended June 30,
	2020	2019	2018
	% of total revenue

Dongguan Anyi Trading Co., Ltd.	27.6%	28.1%	24.9%
Petco	6.5%	13.5%	14.0%
Dogness Network Technology Co., Ltd	4.4%	-	-
Dongguan Ruisheng Development Co., Ltd.	-	5.6%	-
IKEA	-	-	7.4%

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

Although in fiscal 2020, we had significant decrease in sales due to reduced sales orders affected by intense China-U.S. trade dispute, as well as the outbreak and spread of the COVID-19 pandemic, we expect such decrease is temporary. From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management our capital expenditure and leveraging costs, we expect that we could recover from current net loss, improve product margins to produce profitability and return on investment for our stockholders in the near future.

Market outlook

Based on assessment of current market conditions, economic environment, customer demand and sales trend, we expect that the on-going trade dispute between China and the United States will continue to have an adverse effect on our business operations. In addition, the outbreak and prolonged spread of the COVID-19 pandemic will continue to disrupt businesses, reduce the business interactions between China and international markets. As a result, our export sales may continue to decrease in the coming months.

To mitigate the impact from the trade dispute and the COVID-19, the Company is now trying to initiate more cost saving measures,, improve production efficiency, further diversify the Company’s product offerings to better meet the customers’ needs, and utilize on-line shopping channels to gain access to more potential customers, especially to attract the younger generations who are more interested in our smart pet products.

Results of Operations

Comparison of Operation Results for the Years Ended June 30, 2020 and 2019

The following table summarizes the results of our operations for the years ended June 30, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended June 30, 2020		Year ended June 30, 2019
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$19,171,358	100.0%	$26,216,515	100.0%	$(7,045,157)	(26.9)%
Cost of revenues	16,779,988	87.5%	16,786,510	64.0%	(6,522)	(0.0)%
Gross profit	2,391,370	12.5%	9,430,005	36.0%	(7,038,635)	(74.6)%
Operating expenses
Selling expenses	2,336,229	12.2%	2,101,403	8.0%	234,826	11.2%
General and administrative expenses	5,746,812	30.0%	6,015,901	22.9%	(269,089)	(4.5)%
R&D expense	1,528,062	8.0%	673,131	2.6%	854,931	127.0%
Loss from disposal of fixed assets	1,036,304	5.4%	-	-	1,036,304	-
Impairment of fixed assets	281,680	1.5%	-	-	281,680	-
Impairment of investment in equity investees	177,750	0.9%	-	-	177,750	-
Total operating expenses	11,106,837	57.9%	8,790,435	33.5%	2,316,402	26.4%
(Loss) income from operations	(8,715,467)	(45.5)%	639,570	2.4%	(9,355,037)	(1462.7)%
Other income (expenses)
Interest income (expense), net	15,560	0.1%	616,878	2.4%	(601,318)	(97.5)%
Foreign exchange gain	214,171	1.1%	503,528	1.9%	(289,357)	(57.5)%
Other income	113,348	0.6%	23,498	0.1%	89,850	382.4%
Total other income	343,079	1.8%	1,143,904	4.4%	(800,825)	(70.0)%
(Loss) income before income taxes	(8,372,388)	(43.7)%	1,783,474	6.8%	(10,155,862)	(569.4)%
Provision for income taxes	164,537	0.9%	380,296	1.5%	(215,759)	(56.7)%
Net (loss) income	$(8,536,925)	(44.5)%	$1,403,178	5.4%	$(9,940,103)	(708.4)%

Revenues. Revenues decreased by approximately $7.0 million, or 26.9%, to approximately $19.2 million for the fiscal year ended June 30, 2020 from approximately $26.2 million for the fiscal year ended June 30, 2019. The decrease in revenue was primarily due to the decrease in sales volume by 34.0% for the year ended June 30, 2020, offset by an increase in average selling price of approximately $0.1 per unit or 11% as compared to fiscal 2019.

The decrease in sales volume was mainly due to following reasons:

(1)	During fiscal year 2020, in order to improve some lower margin traditional products from our current product offering structure, we started to upgrade our traditional pet leashes, pet collars, pet harnesses, gift suspenders, and other pet accessory products, while shifting our focus and resources to produce and promote the sales of higher margin intelligent pet products. As sales efforts shifted from certain traditional pet leashes, pet collars and pet harnesses products to these intelligent pet products, our sales volume of our pet leashes, pet collars, pet harnesses, other pet accessories, gift suspenders and retractable dog leashes decreased.

(2)	Our business operation has been negatively impacted by the recent and ongoing outbreak of COVID-19 coronavirus outbreak. From late January 2020 to the middle of February 2020, manufacturing activities were temporarily suspended due to government restrictions. The difficulties arising from the travel bans, quarantines and transportation inconvenience has led to some delayed fulfillment of the sales orders in China as well as across border. In addition, some of customers may experience financial distress, delay or default on their orders, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. As a result, our sales decreased approximately $5.7 million for the six months ended June 30, 2020 as compared to the same period in fiscal 2019, including approximately $3.8 million decreased sales from domestic market and approximately $1.9 million decreased sales from overseas market, mainly from the customers located in Canada, Europe and the United States because of the reduced sales orders under this difficult circumstance.

(3)	Due to the negative impact from the ongoing trade dispute between China and the United States, several of our major customers located in the United States reduced their purchase orders from us during fiscal 2020. The China-US trade dispute started in September 2018 and the tariff for some products has jumped from 10% to 25%, since May 10, 2019. Such tariffs have affected the pricing of affected products as well, as we have historically absorbed such tariff costs within the price of products we sell. As a result, the Company’s export sales to customers located in the United States decreased by 10.9% in fiscal 2020 as compared to fiscal 2019. We anticipate a further reduction of our export sales to the United States in the coming months due to uncertainties arising from the China-US continuous dispute on the trade deals as well as the negative impact from the COVID-19 outbreak and spread.

The increase in our average selling price by $0.1 per unit or 11% during fiscal year 2020 as compared to fiscal year 2019 was largely due to increased sales volume of our intelligent pet products, which were sold at higher average selling prices than our traditional products. Our sales of intelligent pet products account for approximately 23.0% of the total sales during fiscal year 2020, as compared to approximately 8.0% in fiscal year 2019.

Revenue by Product Type

The following table sets forth the breakdown of our revenue by product type for the year ended June 30, 2020 and 2019:

	For the Years ended June 30,
	2020		2019
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Pet leashes	$4,009,167	20.9%	$6,266,952	23.9%	$(2,257,785)	(36.0)%
Pet collars	3,142,731	16.4%	6,188,672	23.6%	(3,045,941)	(49.2)%
Gift suspenders	2,979,365	15.5%	4,058,229	15.5%	(1,078,864)	(26.6)%
Pet harnesses	1,415,411	7.4%	3,587,128	13.7%	(2,171,717)	(60.5)%
Intelligent pet products	4,328,918	22.6%	2,103,523	8.0%	2,225,395	105.8%
Other pet accessories	1,019,080	5.3%	2,024,742	7.7%	(1,005,662)	(49.7)%
Retractable dog leashes	643,010	3.4%	1,771,805	6.8%	(1,128,795)	(63.7)%
Climbing hooks	1,633,676	8.5%	215,464	0.8	1,418,212	658.2%
Total	$19,171,358	100.0%	$26,216,515	100.0%	$(7,045,157)	(26.9)%

	Total Revenue for years ended June 30,		Units sold	Units sold	Variance in Units	% of units	Average unit price		Price
Product category	2020	2019	in 2020	in 2019	sold	variance	2020	2019	Difference
Pet leashes	$4,009,167	$6,266,952	1,098,802	2,168,053	(1,069,251)	(49.3)%	$3.6	$2.9	$0.7
Pet collars	3,142,731	6,188,672	1,926,460	3,899,123	(1,972,663)	(50.6)%	1.6	1.6	-
Gift suspender	2,979,365	4,058,229	7,439,767	10,158,692	(2,718,925)	(26.8)%	0.4	0.4	-
Pet harnesses	1,415,411	3,587,128	602,581	1,534,041	(931,460)	(60.7)%	2.3	2.3	-
Intelligent pet products	4,328,918	2,103,523	147,225	45,562	101,663	223.1%	29.4	46.2	(16.8)
Other pet accessories	1,019,080	2,024,742	1,134,529	2,300,131	(1,165,602)	(50.7)%	0.9	0.9	-
Retractable dog leashes	643,010	1,771,805	125,487	361,187	(235,700)	(65.3)%	5.1	4.9	0.2
Climbing hooks	1,633,676	215,464	1,113,775	137,019	976,756	712.9%	1.5	1.6	(0.1)
Total	$19,171,358	$26,216,515	13,588,626	20,603,808	(7,015,182)	(34.0)%	$1.4	$1.3	$0.1

Pet leashes

Revenue from pet leashes decreased by approximately $2.3 million, or 36.0%, from approximately $6.3 million in fiscal 2019 to approximately $4.0 million in fiscal 2020. The decrease was mainly driven by a 49.3% decrease in sales volume during fiscal 2020 compared to fiscal 2019 mainly due to the impact of the COVID-19. The COVID-19 outbreak and spread in China and around the world since January 2020 led to significant reduced customers’ orders under this difficult circumstance and our delayed fulfillment of certain sales orders. In addition, due to our business strategy shifts from the sales of traditional pet products to intelligent pet products, we reduced the manufacturing and the sales of some low-end pet leash products made of fabric. Furthermore. we had reduced purchase orders from major customers located in the United States as a result of ongoing trade dispute between China and the United States. The decrease in sales volume of pet leashes was partially offset by an increase in average unit price of $0.7 per unit or 26.2% because we sold more customized leather dog leashes in order to meet the specific needs from several large customers which enabled us to charge higher selling price to fulfill customized sales orders.

Pet collars

Revenue from pet collars decreased by approximately $3.0 million or 49.2%, from approximately $6.2 million in fiscal 2019 to approximately $3.1 million in fiscal 2020. The decrease was mainly driven by a 50.6% decrease in sales volume during fiscal 2020 compared to fiscal 2019 due to the significant impact of the COVID-19 which reduced the sales orders from both domestic and international markets. In addition, our reduced production and sales of traditional pet products, as well as the reduced sales orders received from several large customers in the United States affected by the ongoing trade dispute between China and the United States, also contributed to the significant decrease of our sales from pet collars. The average selling price for pet collars remained consistent in fiscal 2020 as compared to fiscal 2019.

Gift suspenders

Gift suspenders include various ribbons and belts used in badges, name tags and gift bags. Revenue from gift suspenders decreased by approximately $1.1 million or 26.6%, from approximately $4.1 million in fiscal 2019 to approximately $3.0 million in fiscal 2020. The decrease was mainly driven by a 26.8% decrease in sales volume during fiscal 2020 as compared to fiscal 2019 when we reduced the manufacturing and sales low-end gift suspender products primarily made of fabric, as well as the significant impact of the COVID-19 and the ongoing trade dispute. The average selling price for gift suspenders remained consistent in fiscal 2020 as compared to fiscal 2019.

Pet harnesses

Revenue from pet harnesses decreased by approximately $2.2 million or 60.5%, from approximately $3.6 million in fiscal year 2019 to approximately $1.4 million in fiscal year 2020. The decrease was mainly driven by a 60.7% decrease in sales volume during fiscal 2020 compared to fiscal 2019 due to the significant impact of the COVID-19 which reduced the sales orders from both domestic and international markets. In addition, our reduced production and sales of traditional pet products, as well as the reduced sales orders received from several large customers in the United States affected by the ongoing trade dispute between China and the United States, also contributed to the significant decrease of our sales from pet harnesses. The average selling price for pet harnesses remained consistent in fiscal 2020 as compared to fiscal 2019.

Intelligent pet products

Revenue from intelligent pet products increased by approximately $2.2 million or 105.8%, from approximately $2.1 million in fiscal 2019 to approximately $4.3 million in fiscal 2020. The increase was mainly driven by an 223.1% increase in sales volume during fiscal 2020 compared to fiscal 2019, and offset by the decreased average selling price of $16.8 per unit in fiscal 2020 compared to fiscal 2019. Among the total revenue increase, $0.8 million increase was from sales to customers in China domestic market and remaining $1.4 million increase was from sales to customers in overseas market. The decreased average selling price of $16.8 per unit for our intelligent pet products was mainly because we lowered down our selling price of certain intelligent pet products to promote our sales to targeted customers during the second half of fiscal 2020 in response to the COVID-19 outbreak and spread.

We launched our intelligent pet products in March 2018, which include App-controlled pet feeders, pet water fountains, and smart pet toys. Comparing with other products, intelligent pet products typically have higher selling price. As part of our strategic changes, we have shifted our focus and resources from traditional pet products to new, smart, and high value innovative smart pet products. We have seen significant increase of sales during the year ended June 30, 2020 and are expected the sales of intelligent pet products will continue to be one of the primary sources of revenue in the near future.

Other pet accessories

Other pet accessories include various dog comfort wrap harnesses, pet muzzles, metal chain traffic leashes, pet belts and ropes, and other miscellaneous products, which are normally customized to fulfill customers’ purchase orders. Revenue from other pet accessories decreased by approximately $1.0 million or 49.7%, from approximately $2.0 million in fiscal 2019 to approximately $1.0 million in fiscal 2020. The decrease was mainly driven by a 50.7% decrease in sales volume during fiscal 2020 compared to fiscal 2019 due to the significant impact of the COVID-19 which reduced the sales orders from both domestic and international markets, as well as the reduced sales orders received from several large customers in the United States affected by the ongoing trade dispute. The average selling price for pet harnesses remained consistent in fiscal 2020 compared to fiscal 2019.

Retractable dog leashes

Revenue from retractable dog leashes decreased by approximately $1.1 million or 63.7%, from approximately $1.8 million in fiscal 2019 to approximately $0.6 million in fiscal 2020. The decrease was mainly driven by a 65.3% decrease in sales volume due to due to the significant impact of the COVID-19 which reduced the sales orders from both domestic and international markets, as well as the reduced sales orders received from several large customers in the United States affected by the ongoing trade dispute. The average selling price for retractable dog leashes increased by $0.2 per unit in fiscal 2020 compared to fiscal 2019 because we sold more Dogness brand products instead of OEM products, and more customized retractable leather dog leashes to customers in fiscal 2020.

Climbing hooks

Revenue from climbing hooks increased by approximately $1.4 million from approximately $0.2 million in fiscal 2019 to approximately $1.6 million in fiscal 2020. The increase was mainly driven by a 712.9% increase in sales volume due to the growing demand for outdoor equipment. The increased revenue was offset by the slight decrease of the average selling price of $0.1 per unit for fiscal 2020 as compared to fiscal 2019 because we lowered down the selling price to stimulate customer purchase in response to the COVID-19 outbreak and spread. We expect the sales for the climbing hooks and gears will continue to increase due to the growth trend of participating the outdoors activities both domestically and globally.

Sales to related parties

During the year ended June 30, 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”) and 13% of the ownership interest in Linsun Smart Technology Co., Ltd (“Linsun”), for the purpose of working together to develop new products and new technologies in smart pet tech area.

We sold certain intelligent pet products to Dogness Network and Linsun, and accordingly reported related party sales of $ 909,651 and $ 328,567, which accounted for 4.7% and 1.2% of our total revenue for the year ended June 30, 2020 and 2019.

Cost of revenue associated with the sales to these two related parties amounted to $633,132 and $202,606 for the years ended June 30, 2020 and 2019, respectively.

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the year ended June 30, 2020 and 2019:

	For the Years Ended June 30,
	2020		2019
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Mainland China	$9,772,130	51.0%	$15,082,443	57.5%	(5,310,313)	(35.2)%
United States	4,918,400	25.7%	5,522,008	21.1%	(603,608)	(10.9)%
Europe	1,699,231	8.9%	2,510,190	9.6%	(810,959)	(32.3)%
Japan and other Asian countries and regions	1,636,362	8.5%	1,703,102	6.5%	(66,740)	(3.9)%
Australia	564,550	2.9%	216,993	0.8%	347,557	160.2%
Canada	482,057	2.5%	950,353	3.6%	(468,296)	(49.3)%
Central and South America	98,628	0.5%	231,426	0.9%	(132,798)	(57.4)%
Total	$19,171,358	100%	$26,216,515	100%	$(7,045,157)	(26.9)%

The breakdown of sales by product types in international markets is as follows:

International sales by product type

	For the Years ended June 30,
	2020		2019		Change
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet leashes	$1,713,532	18.2%	$2,655,508	23.9%	$(941,976)	(35.5)%
Pet collars	1,488,685	15.8%	2,630,186	23.6%	(1,141,501)	(43.4)%
Gift suspenders	2,056,727	21.9%	1,724,747	15.5%	331,980	19.2%
Pet harnesses	520,838	5.5%	1,524,529	13.7%	(1,003,691)	(65.8)%
Intelligent pet products	2,289,677	24.4%	893,997	8.0%	1,395,680	156.1%
Other pet accessories	270,617	2.9%	736,624	6.6%	(466,007)	(63.3)%
Retractable dog leashes	298,929	3.2%	753,017	6.8%	(454,088)	(60.3)%
Climbing hook	760,223	8.1%	215,464	1.9%	544,759	252.8%
Total international sales	$9,399,228	100.0%	$11,134,072	100.0%	$(1,734,844)	(15.6)%

Our total sales in international markets decreased by approximately $1.7 million or 15.6% from approximately $11.1 million in fiscal 2019 to approximately $9.4 million in fiscal year 2020. Due to the ongoing negative impact of the China-US tariff dispute, and the outbreak and spread of COVID-19 around the world, we received decreased sales orders from customers located in the United States, Europe, Canada, Japan and other Asian countries and regions. Also, the COVID-19 outbreak and spread led to travel ban, quarantine and restrictions of transportation and logistics, which also delayed our fulfillment of some of customer sales orders on a timely basis. All these factors led to our decreased export sales in fiscal year 2020.

In terms of our international sales by product type and mix, sales of our traditional pet leashes, pet collars, pet harnesses, other pet accessories, and retractable dog leashes decreased by approximately 35.5%, 43.4%, 65.8%, 63.3% and 60.3%, respectively, in fiscal 2020 as compared to fiscal 2019. However, our sale of intelligent pet products increased approximately $1.4 million or 156.1%, our gift suspenders increased by $0.3 million or 19.2% and our climbing hooks increased by approximately $0.5 million or 252.8%, respectively, in fiscal 2020 as compared to fiscal 2019.

In fiscal 2020, we have started working with large retail chains in the US and Canada for the distribution of their smart pet products under the Company’s own brand rather than just serving as an OEM supplier. In addition, we started expanding our sales on online shopping platforms, such as Amazon and Chewy to access more potential customers in a safely and timely manner. We expect that the revenue to be generated from these efforts could mitigate, at least in part, offset the decreased OEM sales in the United States and Canada and the mitigate the impact of the COVID-19. We also expect that the newly developed intelligent pet products will become the leading revenue source for our international sales, as we have also seen a clear trend in both our domestic and international market.

The breakdown of sales by product types in China’s domestic market is as follows:

Domestic sales by product type

	For the Years ended June 30,
	2020		2019		Changes
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet leashes	$2,295,635	23.5%	$3,611,444	23.9%	$(1,315,809)	(36.4)%
Pet collars	1,654,046	16.9%	3,558,486	23.6%	(1,904,440)	(53.5)%
Gift suspenders	922,638	9.4%	2,333,482	15.5%	(1,410,844)	(60.5)%
Pet harnesses	894,573	9.2%	2,062,599	13.7%	(1,168,026)	(56.6)%
Intelligent pet products	2,039,241	20.9%	1,209,526	8.0%	829,715	68.6%
Other pet accessories	748,463	7.7%	1,288,118	8.5%	(539,655)	(41.9)%
Retractable dog leashes	344,081	3.5%	1,018,788	6.8%	(674,707)	(66.2)%
Climbing hook	873,453	8.9%	-	-%	873,453	-%
Total sales in China domestic market	$9,772,130	100.0%	$15,082,443	100.0%	$(5,310,313)	(35.2)%

Our domestic sales decreased approximately $5.3 million or 35.2% from approximately $15.1 million in fiscal 2019 to approximately $9.8 million in fiscal 2020. The decrease was mainly due to reduced customer orders of our traditional pet products. As a result of our business strategy shifts from focusing on sales of traditional pet products to focusing on promoting the sales of our intelligent pet products, we reduced the manufacturing and sales of some low-end pet leash products made of fabric. In addition, the COVID-19 outbreak and spread in China led to significant reduced customers’ orders under this difficult circumstance and our delayed fulfillment of sales orders due to travel ban, quarantine and restrictions of transportation and logistics. As a result, our sales of pet leashes, pet collars, gift suspenders, pet harnesses, other pet accessories and retractable dog leashes, decreased approximately $1.3 million, $1.9 million, $1.4 million, $1.2 million, $0.5 million and $0.7 million, respectively, in fiscal 2020 as compared to fiscal 2019. However, our sales of intelligent pet products increased approximately $0.8 million or 68.6% as compared to fiscal 2019 because we adjusted and lowered down the selling price of certain intelligent pet products to stimulate customer purchase in response to the COVID-19 impact . Our outdoor sports accessories sales, mainly climbing hooks, also increased by approximately $0.9 million in China’s domestic market during the year ended June 30, 2020 due to more popularity of outdoor activities in China.

With the booming of pet culture in China, more and more young consumers have become pet owners in Mainland China. There are growing demands for smart pet products, including App-controlled smart pet food feeders, pet water fountains, pet tracking devices and smart pet toys. In addition, the shopping channels are diversified due to the rapid change of technology and lifestyle. The younger generations are more tech savvy and more willing to purchase products from popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Therefore, during the year ended June 30, 2020, we increased our marketing activities and sales efforts in domestic market, especially on those online shopping sites and channels. This led to the increase of our domestic sales of intelligent pet products in fiscal 2020.

Cost of revenues

Cost of revenues was approximately $16.8 million in both fiscal 2020 and 2019. As a percentage of revenues, the cost of goods sold increased by approximately 23.5 percentage points to 87.5% in fiscal 2020 from 64.0% in fiscal 2019. This was mainly because of: 1) increased costs associated with our intelligent pet products and increased costs associated with the fulfillment of customized orders for our leather pet collars and leashes products. 2) the production facilities in Meijia started operating in Fiscal 2019, which resulted in a significant increase of depreciation costs as compared to fiscal 2019. 3) In connection with the relocation of our new warehouse and manufacturing facilities under Dongguan Jiasheng in June 2020, as well as upgrading our product structures, we assessed our obsolete and slow-moving inventory balance and recorded an one-time inventory reserve of approximately $1.2 million which increased the cost of sales as a percentage of revenue. As a result, average unit cost associated with the sales volume for fiscal year 2020 increased by 51.6% from approximately $0.81 per unit in fiscal 2019 to approximately $1.23 per unit in fiscal 2020.

Gross profit

Our gross profit decreased by approximately $7.0 million or 74.6%, to approximately $2.4 million in fiscal 2020 from approximately $9.4 million in fiscal 2019 primarily attributable to decreased sales volume of our traditional pet products and increased costs associated with our intelligent pet products and leather pet collars and leashes. In addition, in response to the COVID-19 outbreak and spread, in order to promote our sales of intelligent pet products and climbing hook products, we lowered down the selling price to stimulate customer purchase. The change in selling price also reduced our profitability to certain extent. Furthermore, as discussed above, in connection with the relocation of our new warehouse and manufacturing facilities under Dongguan Jiasheng in June 2020, as well as upgrading our product structures, we assessed our obsolete and slow-moving inventory balance and recorded an one-time inventory reserve of approximately $1.2 million which increased the cost of revenues. Our average unit cost associated with the sales volume for fiscal year 2020 increased by 51.6% from approximately $0.81 per unit in fiscal 2019 to approximately $1.23 per unit in fiscal 2020.

As a result, overall gross profit margin was 12.5%, a decrease of 23.5 percentage points, as compared to 36.0% in fiscal 2019.

Gross profit by Product Type

The following table presents the gross profit by product types for the year ended June 30, 2020 and 2019 as follows:

	For the Year ended June 30,
	2020		2019
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit Pct. Pt.

Pet leashes	$(519,691)	(13.0)%	$2,148,933	34.3%	$(2,668,624)	(47.3)pct.
Pet collars	564,552	18.0%	2,227,627	36.0%	(1,663,075)	(18.0)pct.
Gift suspender	932,664	31.3%	1,370,296	33.8%	(437,632)	(2.5)pct.
Pet harnesses	254,398	18.0%	1,412,014	39.4%	(1,157,616)	(21.4)pct.
Intelligent pet products	723,005	16.7%	824,572	39.2%	(101,567)	(22.5)pct.
Other pet accessories	116,692	11.5%	690,838	34.1%	(574,146)	(22.7)pct.
Retractable dog leashes	(153,259)	(23.8)%	685,519	38.7%	(838,778)	(62.5)pct.
Climbing hook	473,009	29.0%	70,206	32.6%	402,803	(3.6)pct.
Total	$2,391,370	12.5%	$9,430,005	36.0%	$(7,038,635)	(23.5)pct.

Gross profit for pet leashes, pet collars, gift suspender, pet harnesses, other pet accessories and retractable dog leashes decreased by approximately $2.7 million, $1.7 million $0.4 million, $1.2 million, $0.6 million and $0.8 million, respectively, in fiscal year 2020 as compared to fiscal year 2019. The decrease was mainly due to the increased raw material costs because we produced more leather products instead of fabric products to fulfill customized orders as compared to fiscal 2019. In addition, in connection with the relocation of our new warehouse and manufacturing facilities, as well as upgrading our product structures as discussed above, we recorded approximately $1.2 million inventory reserve for obsolete and slow-moving traditional pet products which increased the cost of revenues and reduced our gross profit on these traditional pet products.

Gross profit for intelligent pet products decreased by $101,567 from $824,572 in fiscal 2019 to $723,005 in fiscal 2020. Gross profit margin decreased by 22.5 percentage point from 39.2% in fiscal 2019 to 16.7% in fiscal 2020, mainly because we lowered down the selling price of certain intelligent pet products to stimulate customer purchase in response to the COVID-19 outbreak, as discussed above.

Gross profit for climbing hook increased by $402,803 from $70,206 in fiscal 2019 to $473,009 in fiscal 2020, mainly driven by an 712.9% increase in sales volume during fiscal 2020 compared to fiscal 2019, offset by the average unit selling price decreased to $1.5 per unit in fiscal 2020 from $1.6 in fiscal 2019 due to we lowed the selling price to promote the sales. Overall gross margin for climbing hook decreased by 3.6 percentage points from 32.6% in fiscal 2019 to 29.0% in fiscal 2020.

Expenses

	Years ended June 30,
	2020 ($)	2020 (%)	2019 ($)	2019 (%)	Changes ($)	Changes(%)
Selling expenses	2,336,229	21.0	2,101,403	23.9	234,826	11.2
General and administrative expenses	5,746,812	51.7	6,015,901	68.4	(269,089)	(4.5)
Research and development expenses	1,528,062	13.8	673,131	7.7	854,931	127.0
Loss from disposal of fixed assets	1,036,304	9.4	-	-	1,036,304	-
Impairment of fixed assets	281,680	2.5	-	-	281,680	-
Impairment of investment in equity investees	177,750	1.6	-	-	177,750	-
Total operating expenses	11,106,837	100	8,790,435	100	2,316,402	26.4

Selling expenses. Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, customs clearance charges for product exports, and shipping and delivery expenses. Selling expenses increased by $0.2 million, or 11.2% from approximately $2.1 million in fiscal 2019 to approximately $2.3 million in fiscal 2020. The increase in selling expense was primarily due to increased marketing promotion fess of $354,499, increased Amazon online sales promotion fee of $171,072, as well as the increased social media marketing expenses of $95,093, offset by the decreased exhibition fees and transportation expense by approximately $0.4 million. Due to the impact of COVID-19 and the China-US trade dispute, we attended seven trade shows in fiscal 2020 as compared to nine trade shows in fiscal 2019. As a percentage of sales, our selling expenses were 12.2% and 8.0% of our total revenues for the years ended June 30, 2020 and 2019, respectively.

General and administrative expenses. Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation and bad debt expenses as well as consulting expense. General and administrative expenses decreased by approximately $0.3 million or 4.5% from approximately $6.0 million in fiscal 2019 to approximately $5.7 million in fiscal 2020. The decrease was mainly due to decreased consulting and professional fees of approximately $0.7 million, decreased share based compensation of $0.3 million, decreased salaries and social benefits of $0.3 million, offset by the increased depreciation and amortization expenses of $0.2 million as a result of our Zhangzhou Meijia facility has started normal production since December 2019 upon passing the final inspection conducted by the local government and increased bad debt reserve of $0.8 million on uncollectible accounts receivable. As a percentage of sales, our general and administrative expenses were 30.0% and 22.9% of our total revenues for the years ended June 30, 2020 and 2019, respectively.

Research and development expenses. Our research and development expenses increased by $0.8 million or 127.0% from $0.7 million in fiscal 2019 to $1.5 million in fiscal 2020. As a percentage of sales, our research and development expenses were 8.0% and 2.6% of our total revenues for the years ended June 30, 2020 and 2019, respectively. The increase was due to the Company’s continued efforts to develop cutting edge smart wearable devices for pets, as well as to improve some of the functions and exterior designs of our existing products in order to meet customer demands. We expect R&D expenses to continue to increase, as we continue to expand our research and development activities to increase the use of environmentally-friendly materials, and develop more new high-tech products to meet customer demands.

Impairment of fixed assets. During the year ended June 30, 2020, given the Company’s net loss position, the management assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture low-end pet products would not recover the carrying value, as a result, we recorded an impairment of $281,680 on these fixed assets as of June 30, 2020.

Disposition of fixed assets. In connection with the relocation from old factory to new warehouse and manufacturing facilities in Dongguan Jiasheng as discussed above, we disposed some old fashioned or outdated molding machinery and equipment, which resulted in approximately $1.0 million loss from disposition of fixed assets in fiscal 2020.

Impairment of investment in equity investees. In fiscal 2020, we recorded a full impairment loss of $177,750 for the equity investment in Nanjing Rootaya. In July 2018, we invested RMB 1.25 million ($177,750) for 10% ownership interest in Nanjing Rootaya in order to establish cooperative business with this investee to jointly develop and distribute the Company’s intelligent smart pet products. However, as of June 30, 2020, based on the financial condition and operating performance of Nanjing Rootaya, it reported significant net loss and working capital deficit, and is unable to generate positive cash flow in the foreseeable future. As a result, a full impairment of $177,750 has been applied against this investment.

Other expense (income). Other expense (income) primarily included interest income or expenses, foreign exchange gain or loss and other expenses. For the year ended June 30, 2020, the Company had other income of approximately $0.3 million, as compared to other income of approximately $1.1 million for fiscal 2019. The decrease of other income was mainly attributable to: 1) interest income decreased $0.6 million in fiscal 2020 as compared to fiscal 2019. In fiscal 2019, we had $0.6 million in interest income generated from our short-term investments when we used the IPO proceeds to purchase interest-bearing wealth management financial products from banks. During fiscal 2020, we used these investments upon maturity as working capital when needed, which reduced the short-term investments balance from $11.1 million as of June 30, 2019 to $3.5 million as of June 30, 2020. 2) we had $0.3 million less foreign exchange gain in fiscal 2020 as compared to fiscal 2019 due to less favorable USD, Euro, and other currency exchange rates against RMB on our foreign currency denominated account receivables.

Income tax expense. Income tax expense decreased by approximately $0.2 million or 56.7%, from income tax expense approximately $0.4 million in fiscal 2019, to income tax expense approximately $0.2 million in fiscal 2020. The decrease was mainly due to decreased taxable income.

We had accrued tax liabilities of approximately $2.8 million and $2.9 million as of June 30, 2020 and 2019, respectively, mostly related to our unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. Management believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within fiscal 2021 but cannot guarantee such settlement will ultimately occur.

Net (loss) income. Net loss was approximately $8.5 million for the years ended June 30, 2020, a decrease of $9.9 million from net income of $1.4 million in fiscal 2019. The net loss was the result of decreased sales and gross profit, and increased operating expenses as discussed above.

Other comprehensive (loss) income. Foreign currency translation adjustments amounted to a loss of $1,893,665 and $2,009,549 for the years ended June 30, 2020 and 2019, respectively. The balance sheet amounts with the exception of equity at June 30, 2020 were translated at 7.0721 RMB to 1.00 USD as compared to 6.8657 RMB to 1.00 USD at June 30, 2019. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2020 and 2019 were 7.0323 RMB to 1.00 USD and 6.8226 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2020	Year ended June 30, 2019
Impact on revenue	$107,856	$160,947
Impact on operating expenses	$55,570	$53,966
Impact on net income	$(48,028)	$8,319

For the year ended June 30, 2020, if using the RMB7.0721 to $1.00 (foreign exchange rate as of June 30, 2020), rather than the average exchange rate for the year ended June 30, 2020, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would increase by $107,856, $55,570 and negative $48,028, respectively.

For the year ended June 30, 2019, if using the RMB 6.8657 to $1.00 (foreign exchange rate as of June 30, 2019), rather than the average exchange rate for the year ended June 30, 2019, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would increase by $160,947, $53,966 and $8,319, respectively. The total foreign currency translation adjustments amounted to a deficit $2,009,549 and a deficit of $1,762,729 for the years ended June 30, 2019 and 2018, respectively.

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

Revenue by Product Type

The following table sets forth the breakdown of our revenue by product type for the year ended June 30, 2019 and 2018:

	For the Years ended June 30,
	2019		2018
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Pet leashes	$6,266,952	23.9%	$7,102,233	23.6%	$(835,281)	(11.8)%
Pet collars	6,188,672	23.6%	10,684,908	35.5%	(4,496,236)	(42.1)%
Gift suspenders	4,058,229	15.5%	3,481,500	11.6%	576,729	16.6%
Pet harnesses	3,587,128	13.7%	4,980,771	16.5%	(1,393,643)	(28.0)%
Intelligent pet products	2,103,523	8.0%	59,719	0.2%	2,043,804	3,422.4%
Other pet accessories	2,024,742	7.7%	1,175,232	3.9%	849,510	72.3%
Retractable dog leashes	1,771,805	6.8%	2,650,932	8.8%	(879,127)	(33.2)%
Climbing hooks	215,464	0.8%	-	-	215,464	-
Total	$26,216,515	100.0%	$30,135,295	100.0%	$(3,918,780)	(13.0)%

	Total Revenue for years ended June 30,		Units sold	Units sold	Variance in Units	% of units	Average unit price		Price
Product category	2019	2018	in 2019	in 2018	sold	variance	2019	2018	Difference
Pet leashes	$6,266,952	$7,102,233	2,168,053	3,585,550	(1,417,497)	(39.5)%	$2.9	$2.0	$0.9
Pet collars	6,188,672	10,684,908	3,899,123	7,261,898	(3,362,775)	(46.3)%	1.6	1.5	0.1
Gift suspender	4,058,229	3,481,500	10,158,692	9,370,826	787,866	8.4%	0.4	0.4	0.0
Pet harnesses	3,587,128	4,980,771	1,534,041	2,163,376	(629,335)	(29.1)%	2.3	2.3	0.0
Intelligent pet products	2,103,523	59,719	45,562	1,222	44,340	3,628.5%	46.2	48.9	(2.7)
Other pet accessories	2,024,742	1,175,232	2,300,131	4,222,312	(1,922,181)	(45.5)%	0.9	0.3	0.6
Retractable dog leashes	1,771,805	2,650,932	361,187	534,577	(173,390)	(32.4)%	4.9	5.0	(0.1)
Climbing hooks	215,464	-	137,019	-	137,019	-	1.6	-	-
Total	$26,216,515	$30,135,295	20,603,808	27,139,761	(6,535,953)	(24.1)%	$1.3	$1.1	$0.2

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

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the year ended June 30, 2019 and 2018:

	For the Years Ended June 30,
	2019		2018
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Mainland China	$15,082,443	57.5%	$14,865,940	49.8%	216,503	1.5%
United States	5,522,008	21.1%	10,168,945	33.7%	(4,646,937)	(45.7)%
Europe	2,510,190	9.6%	1,994,085	6.6%	516,105	25.9%
Australia	216,993	0.8%	223,463	0.7%	(6,470)	(2.9)%
Canada	950,353	3.6%	128,320	0.4%	811,033	582.1%
Central and South America	231,426	0.9%	106,098	0.4%	125,328	118.1%
Japan and other Asian countries and regions	1,703,102	6.5%	2,637,444	8.3%	(934,342)	(35.4)%
Total	$26,216,515	100%	$30,135,295	100%	$(3,918,780)	(13.0)%

The breakdown of sales by product types in international markets is as follows:

International sales by product type

	For the Years ended June 30,
	2019		2018		Change
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet leashes	$2,655,508	23.9%	$3,706,758	24.3%	$(1,051,250)	(28.4)%
Pet collars	2,630,186	23.6%	5,363,824	35.1%	(2,733,638)	(51.0)%
Gift suspenders	1,724,747	15.5%	1,747,713	11.4%	(22,966)	(1.3)%
Pet harnesses	1,524,529	13.7%	2,500,347	16.4%	(975,818)	(39.0)%
Intelligent pet products	893,997	8.0%	29,979	0.2%	864,018	2882.1%
Other pet accessories	736,624	6.6%	589,966	3.9%	146,658	24.9%
Retractable dog leashes	753,017	6.8%	1,330,768	8.7%	(577,751)	(43.4)%
Climbing hook	215,464	1.9%	-	-%	215,464	-%
Total international sales	$11,134,072	100.0%	$15,269,355	100.0%	$(4,135,283)	(27.1)%

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

The breakdown of sales by product types in China’s domestic market is as follows:

Domestic sales by product type

	For the Years ended June 30,
	2019		2018		Changes
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet leashes	$3,611,444	23.9%	$3,395,475	23.5%	$215,969	6.4%
Pet collars	3,558,486	23.6%	5,321,084	35.5%	(1,762,598)	(33.1)%
Gift suspenders	2,333,482	15.5%	1,733,787	11.6%	599,695	34.6%
Pet harnesses	2,062,599	13.7%	2,480,424	16.5%	(417,825)	(16.8)%
Intelligent pet products	1,209,526	8.0%	29,740	0.2%	1,179,786	3967.0%
Other pet accessories	1,288,118	8.5%	585,266	3.9%	702,852	120.1%
Retractable dog leashes	1,018,788	6.8%	1,320,164	8.8%	(301,376)	(22.8)%
Total sales in China domestic market	$15,082,443	100.0%	$14,865,940	100.0%	$216,503	1.5%

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

Gross profit by Product Type

The following table presents the gross profit by product types for the year ended June 30, 2019 and 2018 as follows:

	For the Year ended June 30,
	2019		2018
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit Pct. Pt.

Pet leashes	$2,148,933	34.3%	$2,781,880	39.2%	$(632,947)	(4.9) pct.
Pet collars	2,227,627	36.0%	4,326,569	40.5%	(2,098,942)	(4.5) pct.
Gift suspender	1,370,296	33.8%	1,383,940	39.8%	(13,644)	(6.0) pct.
Pet harnesses	1,412,014	39.4%	2,132,201	42.8%	(720,187)	(3.4) pct.
Intelligent pet products	824,572	39.2%	22,763	38.1%	801,809	1.1 pct.
Other pet accessories	690,838	34.1%	420,700	35.8%	270,138	(1.7) pct.
Retractable dog leashes	685,519	38.7%	1,066,534	40.2%	(381,015)	(1.5) pct.
Climbing hook	70,206	32.6%	-	-%	70,206	-pct
Total	$9,430,005	36.0%	$12,134,587	40.3%	$(2,704,581)	(4.3) pct.

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

Gross profit for other pet accessories increased by $270,138 from $420,700 in fiscal 2018 to $690,838 in fiscal 2019, mainly due to increased average unit selling price of $0.6 per unit in fiscal 2019, offset by decreased sales volume of 1.8 million units. Overall gross margin for other pet accessories slightly decreased by 1.7 percentage points from 35.8% in fiscal 2018 to 34.1% in fiscal 2019.

Expenses

	Years ended June 30,
	2019 ($)	2019 (%)	2018 ($)	2018 (%)	Changes ($)	Changes (%)
Selling expenses	2,101,403	23.9	1,654,629	26.8	446,774	27.0
General and administrative expenses	6,015,901	68.4	3,958,355	63.8	2,057,546	52.0
Research and development expenses	673,131	7.7	580,379	9.4	92,752	16.0
Total operating expenses	8,790,435	100	6,178,693	100	2,597,072	42.0

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

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended June 30,
	2020	2019	2018
Net cash used in (provided by) operating activities	$(2,212,271)	$(1,268,951)	$3,514,385
Net cash used in investing activities	(2,457,921)	(1,622,638)	(44,260,971)
Net cash provided by (used in) financing activities	3,041,584	(1,648,119)	47,612,781
Effect of exchange rate change on cash	345,329	4,625	(1,285,556)
Net increase (decrease) in cash	(1,283,279)	(4,535,083)	5,580,639
Cash, beginning of year	2,550,152	7,085,235	1,504,596
Cash, end of year	$1,266,873	$2,550,152	$7,085,235

Operating Activities

Net cash used in operating activities was approximately $2.2 million in fiscal 2020, including net loss of $8.5 million, offset adjusted for non-cash items for approximately $6.7 million (including depreciation and amortization of $2.3 million, loss from disposal of fixed assets of $1.0 million, change in inventory reserve of $1.2 million, changes in bad debt reserve of $0.8 million, amortization of ROU assets of $0.4 million, impairment of long-term investment in equity investee of $0.2 million, and stock-based compensation of $0.4 million) and adjustments for changes in working capital around negative $0.4 million. The adjustments for changes in working capital mainly included decrease in accounts payable of $2.8 million due to decreased purchase and stockpile of raw material inventory to tailor decreased sales orders, and decrease in accounts receivable of $1.6 million because of the decreased sales in fiscal 2020 affected by the COVID-19 impact and the U.S –China trade and tariff dispute. In addition, our inventories decreased $1.2 million.

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

Investing Activities

Net cash used in investing activities was approximately $2.5 million in fiscal 2020, as compared to net cash used in investing activities of $1.6 million in fiscal 2019, primarily due to purchased approximately $0.8 million machinery and equipment to improve our production capacity, spent approximately $8.6 million on our construction-in-progress projects for improvement of our manufacturing facilities and warehouse. We also paid additional capital contributions of approximately $0.3 million to two of our long-term equity investees. On the other hand, we decreased purchase in short-term investment of $7.2 million when we collected the investment upon maturity of these interest-bearing wealth management financial products and used such cash to invest on our construction-in-progress projects.

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

Financing Activities

Net cash provided by financing activities was approximately $3.0 million in fiscal 2020. During fiscal 2020, we had proceeds from short-term bank loan were approximately $5.2 million and our repayments of short-term bank loans upon maturity were approximately $2.9 million. We also received capital contribution of approximately $0.6 million from non-controlling shareholders in Dogness Culture.

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

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2020:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$1,373,015	$172,716	$346,641	$407,817	$445,841
Repayment of bank loan (2)	5,215,300	5,142,000	73,300	-	-
Equity investments obligation (3)	509,040	509,040	-	-	-
Capital injection obligation (4)	10,817,100	-	-	-	10,817,100
Capital expenditure commitment on Meijia (5)	65,044	65,044	-	-	-
Capital expenditures on Dongguan Jiasheng (6)	22,276,135	5,796,736	8,708,330	7,771,069	-
Total	$40,255,634	$11,685,536	$9,128,271	$8,178,886	$11,262,941

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements. We adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities of approximately $5.1 million and $1.4 million, respectively, as of June 30,2020.

(2)

As of June 30, 2020, the Company had a loan balance of RMB 18 million ($2,545,200) borrowed from Bank of Communications of China. The loan has a term of one year from August 28, 2019 to August 7, 2020 with effective interest rate of 5.655% per annum.The loan was fully repaid upon maturity in July 2020.

As of June 30, 2020, the Company had a loan balance of RMB 12 million ($1,696,800) borrowed from Industrial and Commercial Bank of China. The loan has a term of one year from August 9, 2019 to August 8, 2020 with effective interest rate of 5.655% per annum. The loan was fully repaid upon maturity in July 2020.

As of June 30, 2020, the Company had a loan balance of $900,000 borrowed from Cathay Bank. The loan has a term of two years from February 6, 2020 to February 6, 2023 with the U.S. prime rate. The Company’s intention is to repay the loan within one year, therefore, recorded as current liability on the balance sheet.

As of June 30, 2020, the Company had a loan balance of $73,300 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), The loan accrues interest at a rate of 1% and any portion of the principal and accrued interest that is not forgiven is required to be repaid by May 11, 2022.

(3)	In November 2018, the Company entered into an equity investment agreement with Dogness Network Technology Co., Ltd (“Network”) to invest RMB 8.0 million ($1,131,200) to acquire 10% of the shares of Network. As of June 30, 2020, the Company made capital contribution of RMB 4.4 million (approximately $0.6 million) to Dogness Network. Subsequently, in August 2020, the Company made additional capital contribution of RMB 1.6 million ($0.2 million). As of the date of this report, the Company is obligated to make additional capital contribution of RMB 2.0 million ($0.3 million) to Dogness Network before December 31, 2020.

60

(4)

On July 6, 2018, a new entity named Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.3 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.6 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation of Intelligence, the Company is required to complete the capital contribution before May 22, 2038.

The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) and Dongguan Jiasheng Enterprise Ltd. (“Dongguan Jiasheng”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of June 30,2020, future registered capital contribution commitments for Meijia and Dongguan Jiasheng was RMB 19.1 million ($2.7 million) and RMB 11.0 million ($1.6 million), respectively. During July to September 2020, the Company made additional capital contribution of RMB 1.3 million ($0.2 million) into Meijia, and RMB 11.0 million ($1.6 million) into Dongguan Jiasheng. As a result, as of the date of this filing, future capital contribution to Meijia has been lowered down to approximately $2.5 million, which is required to complete the capital injection before 2025, and Dongguan Jiasheng has completed all of the capital injection.

(5)	The Company acquired Meijia in 2018. After the acquisition, the Company started building its own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($15.6 million). The actual costs have been adjusted based on additional works required for waterproof, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of June 30, 2020, amounted to RMB 118.1 million ($16.7 million). As of June 30, 2020, the Company had future capital expenditure commitment of approximately RMB 460,000 ($65,044). Meijia plant started test operations in August 2019, and has started normal production since December 2019 upon passing the final inspection conducted by the local government. The Company expects that the Meijia plant will reach its designed production capacity by June 2021.

(6)	Dongguan Jiasheng is also working on a capital project which expanding from the original plan of building a warehouse, to build new manufacturing and operating facilities, which including workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The original budgeted cost for the construction of the main bodies of the warehouse, employee dormitory, office building and manufacturing facilities amounted to RMB 75 million ($10.6 million). The budget has been later adjusted and revised to RMB 231.1 million ($32.7 million) to add costs associated with interior and exterior decoration, parking lots construction, and road and landscaping on top of the original budget. During the year ended June 30, 2020, the Company has spent RMB 73.6 million ($10.4 million) and completed the construction of the main body of the warehouse, employee dormitory, office building and has set up the new manufacturing facilities. As of June 30, 2020, the Company still had future minimum capital expenditure commitment of RMB 157.5 million ($22.3 million) on the decoration of the second floor of the office building, construction of the stone wall and parking lots, and improvement of the landscaping, which is expected to be invested into the CIP project within the next five years whenever the Company has available fund. The project is expected to be fully completed by 2025.

In connection with the Company’s construction-in-progress (“CIP”) projects on Meijia and Dongguan Jiasheng, from July 2020 to September 2020, the Company made payments of RMB 31.5 million ($4.4 million) on these projects. The budget related to these CIP projects may also be adjusted based on available cash and there is no assurance that CIP investment plan may be carried out as scheduled.

Also, in July 2020, the Company repaid RMB 18 million ($2.5 million) loans to Bank of Communications and RMB 12 million ($1.7 million) loans to Industrial and Commercial Bank of China upon maturity.

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB 50 million ($7.1 million) loans to support the construction of the Company’s current CIP projects. The loans have terms of eight years with a maturity date on July 16, 2028. As of the report date, the Company had received the total amount of RMB 50 million ($7.1 million) from the above loans.

As a result of the subsequent payments for the registered capital injection to meet the SAIC requirement, capital expenditure on the CIP project and subsequent changes in the loan balance as discussed above, the Company’s material contractual obligations as of the date of this filing has been lowered down to the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$1,373,015	$172,716	$346,641	$407,817	$445,841
Repayment of bank loan	9,569,069	1,592,990	2,848,822	3,626,313	1,500,944
Equity investments obligation	282,800	282,800	-	-	-
Capital injection obligation	9,077,880	-	-	-	9,077,880
Capital expenditure commitment on Meijia	25,452	25,452	-	-	-
Capital expenditures on Dongguan Jiasheng	17,862,847	1,383,448	8,708,330	7,771,069	-
Total	$38,191,063	$3,457,406	$11,903,793	$11,805,199	$11,024,665

As reflected in the Company’s consolidated financial statements, for the year ended June 30, 2020, the Company’s revenue decreased by approximately $7.0 million due to reduced sales orders as affected by the intense China-U.S. trade and tariff dispute, which became more fragile due to the outbreak and spread of the COVID-19 pandemic. As a result, the Company suffered a net loss of approximately $8.5 million. In addition, the Company’s working capital decreased significantly by approximately $17.0 million from approximately $17.9 million as of June 30, 2019 to only approximately $0.9 million as of June 30, 2020 because of large capital expenditures on the Company’s construction-in-progress projects during the year. As of June 30, 2020, the Company still had future minimum capital expenditure commitment on its construction-in-progress projects of approximately $5.9 million within the next twelve months. Furthermore, the outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations to until late March 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for fiscal year 2021 and the Company may not be able to fund its capital expenditure on its CIP projects as planned. The above-mentioned facts raised substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

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

As of June 30, 2020, the Company had cash of approximately $1.3 million, the Company also had short-term investments of approximately $3.6 million using the 2017 remaining IPO proceeds to purchase interest-bearing wealth management financial products from the banks and such short-term investments have maturities ranging from one to three months. These short-term investments are highly liquid and can be used as working capital when needed. In addition, the Company also had outstanding accounts receivable of approximately $2.5 million, of which approximately $2.2 million or 89% has been subsequently collected back during July to September 2020 (including $1.8 million accounts receivable collected from third party customers and $0.4 million accounts received collected from related party customers), and become available for use as working capital.

As of June 30, 2020, the Company had outstanding bank loans of approximately $5.2 million from PRC banks. Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. In addition to the current borrowings, subsequently in July 2020, the Company repaid total bank loans of RMB 30 million ($4.4 million) to the banks upon maturity, while at the same time, secured another RMB 50 million (approximately $7.1 million) long-term loan from Dongguan Rural Commercial Bank to support the construction of the Company’s current CIP projects.

Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, remaining cash from its 2017 IPO proceeds, renewal of bank borrowings and equity financing. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

Loan Facilities

As of June 30, 2020, and 2019, the details of all our short-term bank loans are as follows:

	As of June 30,
	2020	2019
Bank of Communications of China (“BCC”):
Effective interest rate at 5.655%, due on August 20, 2019 (1)	$2,545,200	$2,914,000

Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 5.655%, due on January 10, 2019 (2)	1,696,800	-

Cathay Bank
Effective interest rate at 4.25%, due on February 6, 2022 (3)	900,000	-

Total	$5,142,000	$2,914,000

(1)

On August 17, 2018, Dongguan Jiasheng entered into a line of credit agreement with BCC, Dongguan Branch to allow the Company to borrow RMB 30 million ($4.2 million) for one year with a maturity date on August 13, 2019. The Company had drawn down RMB 20 million ($2.9 million) of the loan to purchase raw materials on August 21, 2018. On August 20, 2019, the Company repaid the loan upon maturity.

In August 2019, the Company entered into two loan agreements with Bank of Communications to borrow total of RMB 18 million ($2.5 million) as working capital for one year. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $2.1 million and buildings of approximately $8.2 million acquired from Meijia as collateral to secure this loan. Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loans. The Company fully repaid the loan in July 2020.

(2)	On August 9, 2019, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 12 million ($1.7 million) as working capital for one year. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.345 basis points. Mr. Silong Chen, pledged his personal assets as the collateral to secure this loan. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, the relatives of Mr. Silong Chen, and Dongguan Dogness also provided the joint guarantee to this loan. The Company fully repaid the loan in July 2020.

(3)	On February 6, 2020, one of the Company’s subsidiaries in the U.S., Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which, Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is secured by a general security agreement covering any property belonging to Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets. During the year ended June 30, 2020, Dogness Group borrowed total of $945,000 and made repayment of $45,000. As of June 30, 2020, the outstanding balance was $900,000, which was recorded as current liabilities because Dogness Group plans to repay this loan within one year.

Long-term loan consisted of the following:

	As of June 30,
	2020	2019
Southwestern National Bank
Paycheck Protection Program Loan (PPP) Loan	$73,300	$-
Total	$73,300	$-

On May 11, 2020, Dogness Group, applied for and received funding for a loan totaling $73,300 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), which is part of the Coronavirus Aid, Relief, and Economic Security Act (“CARES”), enacted on March 27, 2020. Under the terms of the SBA PPP loan, up to 100% of the principal and accrued interest may be forgiven if certain criteria are met and the loan proceeds are used for qualifying expenses such as payroll costs, benefits, rent, and utilities as described in the CARES Act. The loan accrues interest at a rate of 1% and any portion of the principal and accrued interest that is not forgiven is required to be repaid by May 11, 2022.

Impact of COVID-19

The COVID-19 continues to have a severe and negative impact on China and the global economy. The Company’s results of operations for the first half of 2020 have been adversely affected, and there would be continuing impacts on subsequent periods as the pandemic and the resulting disruption could be extended over a prolonged period if the global spread of COVID-19 cannot be contained.

As COVID-19 was gradually contained in China, travel restrictions have gradually reopened and China economy has gradually recovered in the meantime. The Company’s production and delivery timing have been gradually returning to normal. To further mitigated the impact from COVID-19, the Company also conducted a stronger measure of cost reduction. However, the business disruptions caused by COVID-19 pandemic and the impact of trade conflicts, continued to reduce commerce activities in China and globally, which lead to continued weak demands for the Company’s pet products in both domestic and export markets.

Our sales decreased approximately $5.7 million for the six months ended June 30, 2020 as compared to the same period in fiscal 2019, including approximately $3.8 million decreased sales from domestic market and approximately $1.9 million decreased sales from overseas market, mainly from the customers located in Canada, Europe and the United States because of the reduced sales orders under this difficult circumstance. In light of the current circumstances and available information, the Company estimated that for the months of July and August 2020, the Company’s revenues could be approximately 33% lower as compared to the same period of last year.

As of the date of this report, the pandemic continues in other parts of the world and there is also slight rebound in China from time to time. In the event that this pandemic cannot be effectively and timely contained, the Company’s result of operations and financial performance for the fiscal year 2021 will be adversely affected to the extent that COVID-19 exerts long-term negative impact on China and the global economy.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.5% for the first six months in calendar 2020, 2.2% in calendar 2019 and 1.6% in calendar 2018.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 49% and 54.7% of our revenue for the years ended June 30, 2020 and 2019, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. In fiscal 2020, the value of the RMB depreciated in relation to the U.S. dollar by approximately 3.01%. In fiscal 2019, the value of the RMB depreciated in relation to the U.S. dollar by approximately 2.86%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

RMB against the USD (%)
2019	3.01%
2018	2.86%
2017	2.47%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2020 and 2019 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2020, 2019 and 2018, the Company did not provide any sales incentives to its customers.

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

As of June 30, 2020 and 2019, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2020, 2019 and 2018 are disclosed in notes of this consolidation financial statements.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $5.1 million and $1.4 million, respectively, as of June 30, 2020. The standard did not materially impact our consolidated net earnings and cash flows.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2020, 2019 and 2018. As of June 30, 2020, all of the Company’s tax returns of its PRC Subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Accounting Standards Update 2019-04, Accounting Standards Update 2019-05. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new standard. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on our financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Silong Chen	39	Chief Executive Officer and Director
Yunhao Chen	44	Chief Financial Officer and Director
Qingshen Liu	47	Independent Director
Zhiqiang Shao	46	Independent Director (Audit Committee Chair)
Changqing Shi	38	Independent Director

The business address of all such senior management and directors is Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217.

Silong Chen, Chief Executive Officer

Director since 2017

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

Yunhao Chen, Chief Financial Officer

Director since 2019

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

Qingshen Liu

Director since 2018

Dr. Liu has been an independent director since 2018. He is an associate professor in the Faculty of Animal Science at South China Agriculture University. He has many years of experience in teaching, research, and social services and focuses on commercial animal breeding, nutrition, and biotechnology. Dr. Liu’s vast industry involvement includes senior roles at the Chinese Association of Animal Science and Veterinary Medicine, the Guangdong Zoological Society, the Guangdong Association of Animal Husbandry and Veterinary Medicine, the Guangdong Pet Industry Technology Innovation Alliance, the Guangdong Vocational Education Strategic Alliance for the pet industry, and the China Native Dog Protection Association. He is also a consultant for the China Pet Health Nutrition Association, the Dongguan Pet Industry Association, and the Guangdong Province Science and Technology Project. He is an editor of Kennel Technology and the Guangdong Journal of Animal and Veterinary Science. Dr. Qingshen Liu holds a Ph.D in animal nutrition and feed science from South China Agricultural University. We have appointed Dr. Liu because of his expertise in animal science and knowledge of research, product development and education.

Zhiqiang Shao

Director since 2017

Mr. Shao has been an independent director since 2017. Since May 2015, Mr. Shao has been the Vice Risk Control Officer in Paisheng Technology Group Co., Ltd, where he is responsible for implementing the company’s corporate risk control strategy. From March 2010 through April 2015, Mr. Shao was the Financial and Risk Control Director at Dongguan Xiangbang Credit Guarantee Ltd. From November 2006 through February 2010, Mr. Shao was the Financial and Risk Control Manager at China Zhongkezhi Guarantee Group Co., Ltd, Dongguan Branch. From July 1996 to October 2006, Mr. Shao worked as the Financial Manager for Huiyang Wanli Plastic Products Co., Ltd/Dongguan Wanjia Toys Co., Ltd. In July 1996, he graduated from a three-year college in Accounting, Shanghai Lixin Institute of Accounting and Finance (formerly Shanghai Lixin College of Accounting), and earned his Bachelor in Financial Management from South China Normal University in May 2017. We believe Mr. Shao’s experience with accounting and risk management make him a qualified member of our Board of Directors.

Changqing Shi

Director since 2020

Mr. Shi has been an independent director since April 2020. Since September 2019, Mr. Shi has been the Deputy General Manager of Dongguan Newspaper Culture Communication Co., Ltd. From May 2018 through August 2019, he was Executive Dean of Duowei Training Institute. From April 2017 through April 2018, Mr. Shi was Vice Principal of Guangdong School of Science and Technology. From September 2016 through March 2017, he was Vice Principal of Dongguan Yuehua School. From May 2014 through August 2016, Mr. Shi was the Chief Counselor of the Dongguan Youth Leadership Program. Mr. Shi earned his B.A. from Yantai Normal University and is studying for a master’s degree in cultural industry management from Peking University. We believe Mr. Shi is a qualified member of our Board of Directors due to his media experience and corporate governance experience, which we are hopeful will benefit Dogness’ efforts to promote its products and brand and to further Dogness’ efforts to grow as a public company.

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

Silong Chen

On May 28, 2017, we entered a written employment agreement with Mr. Chen. Under the terms of Mr. Chen’s employment agreement, he is entitled to base compensation of  $10,000 per month. Mr. Chen received options to purchase 360,000 Class A Common Shares for a purchase price of $1.50 per share, which options will vest monthly at a rate of 10,000 per month for the next three years following the completion of our initial public offering, with the first tranche vesting one month after completion of the offering. On October 31, 2019, Mr. Chen voluntarily waived the remaining unvested 140,000; as a result, Mr. Chen holds a total of 220,000 vested options. Mr. Chen’s employment agreement has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

Yunhao Chen

Effective May 28, 2017, we entered a written employment agreement with Dr. Chen to serve as our Chief Financial Officer. Under the terms of Dr. Chen’s employment agreement, she was entitled to base compensation of $10,000 per month through December 31, 2017. Beginning in January 2018, Dr. Chen’s salary increased to $150,000 per year. Effective as of the closing of our initial public offering, Dr. Chen received options to purchase 120,000 Class A Common Shares for a purchase price of $1.50 per share, which options vested monthly at a rate of 5,000 per month for the next two years following the completion of the offering, with the first tranche vesting one month after completion of the offering. Dr. Chen’s employment agreement was for a term of two years initially and renewed in 2019 and may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event she is unable to perform assigned tasks or the parties are unable to agree to changes to her employment agreement.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2020, 2019 and 2018 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of each of June 30, 2020, 2019 and 2018, we had five (5) directors. Other than Qingshen Liu, who received approximately $8,000 for services in each of 2020 and 2019 and $4,000 for services in 2018 and Changqing Shi, who received approximately RMB 5,000 for services in fiscal 2020, none of the Non-Employee Directors received any compensation in 2018 or 2019, and Mr. Silong Chen and Dr. Yunhao Chen did not receive any compensation other than as employees of our company.

Non-Employee Directors

Historically, we have not paid our directors for acting as such, as our only director prior to 2017 was our Chief Executive Officer. We pay our independent directors an annual cash retainer to be determined from time to time by our board of directors, currently around $8,000 per year, depending on the committee responsibilities of the director. We may also provide stock option equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries will provide benefits to directors upon termination of employment.

C. Board Practice

Board of Directors and Board Committees

Our Board of Directors currently consists of five (5) directors. A majority of our directors (namely, Messers Liu, Shi and Shao) are independent, as such term is defined by the Nasdaq Global Market.

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

Director Name	Audit Committee	Compensation Committee	Nominating Committee
Zhiqiang Shao	(1)(2)(3)	(1)	(1)
Changqing Shi	(1)	(1)	(1) (2)
Qingshen Liu	(1)	(1)(2)	(1)

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

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

D. Employees

As of October 30, 2020, we employed a total of 197 full-time and 98 part-time employees. As of June 30, 2020, we employed a total of 197 full-time and 83 part-time employees. As of June 30, 2019, we employed a total of 225 full-time and 130 part-time employees. As of June 30, 2018, we employed a total of 324 full-time and 57 part-time employees. As of June 30, 2017, we employed a total of 268 full-time and 137 part-time employees. Other than as noted in the table, all employees are full-time employees.

Department	October 30, 2020	June 30, 2020	June 30, 2019	June 30, 2018
Senior Management	10	12	11	12
Human Resources & Administration	12	12	25	26
Finance	10	11	11	10
Research & Development	16	17	14	17
Production & Procurement (full time)	133	126	140	234
Production & Procurement (part time)	98	83	130	57
Sales & Marketing	16	19	24	25
Total	295	280	355	381

All but five (5) of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2020, we contributed in aggregate approximately $0.1 million to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2019, we contributed in aggregate approximately $0.4 million to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2018, we contributed in aggregate approximately $0.3 million to the employee benefit plans and social insurance but did not provide housing funds. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Unless otherwise provided in the grant, any options granted will vest at a rate of one third (1/3) per year for three (3) years and have a per share exercise price equal to the fair market value of one of our Common Shares on the date of grant. As of June 30, 2020, we had outstanding options to purchase an aggregate of 500,000 Class A Common Shares that are exercisable at a purchase price of $1.50 per share, of which 413,337 options were vested. We may grant options under this pool to certain other employees in the future. We have not yet determined the recipients of any such grants.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Common Shares as of October 30, 2020 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;
●	Each of our directors and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 25,913,631 Common Shares outstanding as of October 30, 2020. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 30, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217. As of the date of the report, we have approximately 7 shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our Common Shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of
	Number	Percent	Voting Power(2)
Named Executive Officers and Directors:
Silong Chen(3)	9,289,000	35.3%	62.3%
Zhiqiang Shao	0	0%
Changqing Shi	0	0%
Qingshen Liu	0	0%
Yunhao Chen(5)	120,000	*	*
5% or Greater Shareholders
Fine victory holding company Limited(3)	9,069,000	35.3%	62.3%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Common Shares and granted options to the extent such options will vest within 60 days after October 30, 2020.

(2) Class A Common Shares have one vote per share. Class B Common Shares have three votes per share.

(3) Consists of 9,069,000 Class B Common Shares held by Fine victory holding company Limited, of which Silong Chen may be deemed to have voting and dispositive power and vested options to purchase 220,000 Class A Common Shares. Mr. Chen waived his right to 140,000 options on October 31, 2019. Due to his ownership of all outstanding Class B Common Shares (which have three votes per share rather than one vote like Class A Common Shares), Mr. Silong Chen has substantial control over Dogness.

(4) Consists of vested options to purchase 120,000 Class A Common Shares.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since July 1, 2017, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

(1)	Accounts receivable from related parties

As of June 30, 2020, 2019 and 2018, accounts receivable balances due from related parties were as follows:

	As of June 30,
Accounts receivable - related parties, net:	2020	2019	2018
Linsun Smart Technology Co., Ltd (“Linsun”)	$-	$92,563	$-
Dogness Network Technology Co., Ltd (“Dogness Network”)	559,465	152,201	-
	$559,465	$244,764	$-

As of June 30, 2020, total accounts receivable from these two related parties amounted to $559,465, of which $434,098 has been collected as of the date of this report.

(2)	Due to a related party

	As of June 30,
Amounts Payable - related parties, net:	2020	2019	2018
Loan Payable to Mr. Silong Chen	$25,462	$-	$-

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(3)	Accounts payable to related parties

Accounts payables to related parties consisted of the following

	As of June 30,
Accounts payable - related parties:	2020	2019
-Linsun	$301,555	$-
-Dogness Network	3,660	-
Total	$305,215	$-

(4)	Sales to related parties

Revenue from related parties consisted of the following:

	For the years ended June 30,
Name	2020	2019	2018
Linsun	$72,987	$185,126	$-
Dogness Network	836,664	143,441	-
Total	$909,651	$328,567	$-

Cost of revenue associated with the sales to these two related parties amounted to $633,132, $202,606 and Nil for the years ended June 30, 2020, 2019 and 2018, respectively.

(5)	Purchase from related parties

During the year ended June 30, 2020, the Company also purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun and Dogness Network. Total purchases from Linsun and Dogness Network amounted to $2,191,458 and $3,362 in fiscal 2020, respectively.

During the year ended June 30, 2020, the Company also purchased total of $205,328 pet shampoo from Guangdong Dogness Biotechnology Co., Ltd., an entity related to one of the Company’s shareholders.

(6)	Lease arrangement with related party

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to a 15% adjustment every three years. For the year ended June 30, 2020, the Company recorded rent income of $89,411 as other income through lease the manufacturing facilities to Linsun.

(7)	Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s short-term bank loans. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, the relatives of Mr. Silong Chen, also jointly provided guarantee to the Company’s borrowings from ICBC bank.

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

Item 9. The Offer and Listing

A. Offer and listing details

We completed our initial public offering on December 18, 2017. Our Class A Common Shares trade under the trading symbol “DOGZ” on the NASDAQ Global Market.

As of October 30, 2020, there were approximately 7 holders of record of our Class A Common Shares. This excludes our Class A Common Shares owned by shareholders holding Class A Common Shares under nominee security position listings. On October 29, 2020, the last sales price of our Class A Common Shares as reported on the NASDAQ Global Market was $2.45 per common share.

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

In the year ended June 30, 2020, we had approximately RMB30 million in outstanding bank loans, with weighted average annual interest rates of 5.4% and USD900K in outstanding bank line of credit with interest rate of 4.25%. As of June 30, 2020, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit/loss attributable to equity owners of our company would have been approximately RMB 0.4 million ($0.005 million) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

The Company had short-term investments of $3,551,968 as of June 30, 2020. The Company had short-term investments of $11,073,200 as of June 30, 2019. The Company had short-term investments of $28,233,035 as of June 30, 2018. The Company recorded interest income of $243,661, $536,345 and $517,359 for the years ended June 30, 2020, 2019 and 2018, respectively. We had no long-term held-to-maturity investments as of June 30, 2020, 2019 or 2018.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.47% in 2018, depreciated by 2.86% in 2019 and depreciated by 3.01% in 2020. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2020	Year ended June 30, 2019	Year ended June 30, 2018
Impact on revenue	$(533,585)	$160,947	$210,847
Impact on operating expenses	$(296,954)	$53,966	$42,113
Impact on net income	$(227,301)	$8,319	$32,329

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

As of the date of this report, we have used the net proceeds of the offering as follows:

Description of Use	Approximate Amount Spent as of October 30, 2020
Research and Development	$2.1 million
Marketing	$5.0 million
Equipment Improvements and Maintenance	$3.0 million
Factory Building Upgrades	$40.1 million
Total	$50.2 million

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

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

As of June 30, 2020, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2020. Based on the assessment, management determined that, as of June 30, 2020, we did not maintain effective internal control over financial reporting as we did not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedures.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of June 30, 2020, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training. The Company also plans to take other steps to strengthen our internal control over financial reporting, including training of the current accounting personal regarding U.S. GAAP and SEC reporting regulations; establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

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

Item 16C. Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2020.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2020, 2019 and 2018, Friedman LLP’s audit fees were $245,000, $245,000 and $220,000, respectively.

Audit-Related Fees

During fiscal years 2020, 2019 and 2018, Friedman LLP’s audit-related fees were $nil, $nil and $nil, respectively.

Tax Fees

During fiscal years 2020, 2019 and 2018, Friedman LLP’s tax fees were $nil, $nil and $nil, respectively.

All Other Fees

During fiscal years 2020, 2019 and 2018, Friedman LLP’s other fees were $6,620, $15,000 and $15,000, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2020 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2020.

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

Date: October 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Dogness (International) Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dogness (International) Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of income and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered significant losses from operations and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to successfully obtain the necessary additional financial support as specified in Note 2, there could be a material adverse effect on the Company.

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

New York, New York

October 30, 2020

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2020	2019
ASSETS
CURRENT ASSETS
Cash	$1,226,873	$2,550,152
Short-term investments	3,551,968	11,073,200
Accounts receivable from third-party customers, net	1,916,840	5,164,380
Accounts receivable – related parties	559,465	244,764
Inventories, net	2,860,700	5,362,731
Prepayments and other current assets	1,471,612	1,527,397
Total current assets	11,627,458	25,922,624

Property, plant and equipment, net	43,533,512	35,516,368
Right-of-use lease assets, net	5,123,898	-
Intangible assets, net	2,104,803	2,226,798
Long-term prepayments for land lease	-	4,107,550
Long-term investments in equity investees	1,046,360	995,131
Deferred tax assets	115,230	255,456
TOTAL ASSETS	$63,551,261	$69,023,927

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$5,142,000	$2,914,000
Accounts payable	705,223	543,158
Accounts payable – related parties	305,215	-
Due to a related party	25,462	-
Advance from customers	152,299	179,306
Taxes payable	2,814,411	2,909,097
Accrued liabilities and other payable	1,452,408	1,526,862
Operating lease liabilities, current	172,716
Total current liabilities	10,769,734	8,072,423

Long term bank loan	73,300	-
Operating lease liabilities, non-current	1,200,299	-
TOTAL LIABILITIES	12,043,333	8,072,423

Commitments

EQUITY
Common stock, $0.002 par value, 100,0000,000 shares authorized, 25,913,631 issued and outstanding
Common stock A	33,689	33,689
Common stock B	18,138	18,138
Additional paid-in capital	53,221,610	52,827,145
Statutory reserve	191,716	191,716
Retained earnings	3,216,071	11,657,630
Accumulated other comprehensive loss	(5,787,965)	(3,894,300)
Total Dogness (International) Corporation stockholders’ equity	50,893,259	60,834,018

Noncontrolling interest	614,669	117,486
Total equity	51,507,928	60,951,504

TOTAL LIABILITIES AND EQUITY	$63,551,261	$69,023,927

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2020	2019	2018

Revenues- third party customers	$18,261,707	$25,887,948	$30,135,295
Revenues – related parties	909,651	328,567	-
Total Revenues	19,171,358	26,216,515	30,135,295

Cost of revenues – third party customers	(16,146,856)	(16,583,904)	(18,000,708)
Cost of revenues – related parties	(633,132)	(202,606)	-
Total cost of revenues	(16,779,988)	(16,786,510)	(18,000,708)
Gross Profit	2,391,370	9,430,005	12,134,587

Operating expenses:
Selling expenses	2,336,229	2,101,403	1,654,629
General and administrative expenses	5,746,812	6,015,901	3,958,355
Research and development expenses	1,528,062	673,131	580,379
Loss from disposal of fixed assets	1,036,304	-	-
Impairment of fixed assets	281,680	-	-
Impairment loss of investment in equity investees	177,750	-	-
Total operating expenses	11,106,837	8,790,435	6,193,363

(Loss) income from operations	(8,715,467)	639,570	5,941,224

Other income (expenses):
Interest income (expense), net	15,560	616, 878	(23,961)
Foreign exchange transaction gain (loss)	214,171	503,528	(381,773)
Other income (expenses), net	113,348	23,498	(6,410)
Total other income (expense)	343,079	1,143,904	(412,144)

(Loss) income before income taxes	(8,372,388)	1,783,474	5,529,080
Provision for income taxes	164,537	380,296	925,372
Net (loss) income	(8,536,925)	1,403,178	4,603,708
Less: net loss attributable to noncontrolling interest	(95,366)	(18,603)	-
Net (loss) income attributable to Dogness (International) Corporation	(8,441,559)	1,421,781	4,603,708

Other comprehensive (loss):
Foreign currency translation loss	(1,896,934)	(2,010,170)	(1,762,729)
Comprehensive (loss) income	(10,433,859)	(606,992)	2,840,979
Less: comprehensive loss attributable to noncontrolling interest	(98,635)	(19,224)	-
Comprehensive (loss) income attributable to Dogness (International) Corporation	$(10,335,224)	$(587,768)	$2,840,979

(Loss) earnings Per share
Basic	$(0.33)	$0.05	$0.22
Diluted	$(0.33)	$0.05	$0.22

Weighted Average Shares Outstanding
Basic	25,913,631	25,913,631	20,800,670
Diluted	25,913,631	25,941,606	20,809,950

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Shares	Amount	Capital	Reserves	Earnings	Loss	interest	Total
Balance at June 30, 2017	15,000,000	$30,000	$1,625,306	$67,151	$5,756,706	$(122,022)	$-	$7,357,141
Net income for the year	-	-	-	-	4,603,708	-	-	4,603,708
Proceeds from initial public offering	10,913,631	21,827	50,178,458	-	-	-	-	50,200,285
Options granted for services	-	-	341,127	-	-	-	-	341,127
Statutory reserve	-	-	-	97,216	(97,216)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(1,762,729)	-	(1,762,729)
Balance at June 30, 2018	25,913,631	$51,827	$52,144,891	$164,367	$10,263,198	$(1,884,751)	$-	$60,739,532
Net income (loss) for the year	-	-	-	-	1,421,781	-	(18,603)	1,403,178
Options granted for services	-	-	682,254	-	-	-	-	682,254
Capital contribution made by noncontrolling shareholders	-	-	-		-	-	136,710	136,710
Statutory reserve	-	-	-	27,349	(27,349)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(2,009,549)	(621)	(2,010,170)
Balance at June 30, 2019	25,913,631	$51,827	$52,827,145	$191,716	$11,657,630	$(3,894,300)	$117,486	$60,951,504
Net loss for the year	-	-	-	-	(8,441,559)	-	(95,366)	(8,536,925)
Options granted for services	-	-	394,465	-	-	-	-	394,465
Capital contribution made by noncontrolling shareholders	-	-	-	-	-	-	595,818	595,818
Foreign currency translation loss	-	-	-	-	-	(1,893,665)	(3,269)	(1,896,934)
Balance at June 30, 2020	25,913,631	$51,827	$53,221,610	$191,716	$3,216,071	$(5,787,965)	$614,669	$51,507,928

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2020	2019	2018

Cash flows from operating activities:
Net (loss) income	$(8,536,925)	$1,403,178	$4,603,708
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of the Right-of-use assets	377,435	-	-
Depreciation and amortization	2,264,957	1,466,522	1,219,892
Loss from disposition of fixed assets	1,036,304	-	-
Share-based compensation for services	394,465	682,254	341,127
Change in inventory reserve	1,165,044	(4,863)	(14,106)
Change in bad debt allowance	755,472	90,077	(5,356)
Impairment of fixed assets	281,680	-	-
Impairment of long-term investment in equity investees	177,750	-	-
Deferred tax (benefit)	84,046	(209,015)	(12,747)
Unrealized foreign exchange loss (gain)	172,108	(87,893)	(103,922)
Changes in operating assets and liabilities:
Accounts receivable	1,621,042	55,189	(1,462,024)
Inventories	1,214,601	(1,356,110)	(1,235,858)
Prepayments and other current assets	(224,171)	(4,475,109)	(805,370)
Accounts payables	(2,784,131)	205,428	(317,716)
Advance from customers	(22,153)	(52,719)	(198,827)
Taxes payable	(8,868)	577,877	753,832
Accrued expenses and other liabilities	(36,955)	436,233	751,752
Operating lease liabilities	(143,972)	-	-
Net cash provided by (used in) operating activities	(2,212,271)	(1,268,951)	3,514,385

Cash flows from investing activities:
Purchase of property, plant and equipment	(837,508)	(3,157,281)	(11,030,538)
Proceeds from disposition of fixed assets	38,661	-	-
Capital expenditures on construction-in-progress	(8,606,966)	(13,572,260)	(2,413,172)
Purchase of intangible assets- Land use rights	-	-	(2,079,731)
Long-term investments in equity investees	(287,244)	(1,143,707)	-
Proceeds upon maturity (purchase) of short-term investments	7,235,136	16,250,610	(28,737,530)
Net cash used in investing activities	(2,457,921)	(1,622,638)	(44,260,971)

Cash flows from financing activities:
Net proceeds from initial public offering	-	-	50,200,285
Capital contribution made by noncontrolling shareholders	595,818	136,710	-
Proceeds from short-term bank loans	5,211,000	2,932,000	4,921,600
Proceeds from long-term bank loan	73,300	-	-
Repayment of short-term bank loans	(2,889,000)	(4,691,200)	(6,121,240)
Proceeds from (repayment of) related party loans	50,466	(25,629)	(1,387,864)
Net cash provided (used in) by financing activities	3,041,584	(1,648,119)	47,612,781

Effect of exchange rate changes on cash	345,329	4,625	(1,285,556)
Net (decrease) increase in cash	(1,283,279)	(4,535,083)	5,580,639
Cash, beginning of year	2,550,152	7,085,235	1,504,596
Cash, end of year	$1,266,873	$2,550,152	$7,085,235

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$33,131	$74,284	$34,393
Cash paid for interest	$239,326	$209,849	$313,301

Non-Cash Investing Activities
Right-of-assets obtained in exchange for operating lease obligations	$1,618,634	$-	-
Transfer from construction-in-progress to fixed assets	$16,512,238	$642,026	-
Additions to construction-in-progress through accounts payable	$3,269,263	$2,247,578	$7,690
Transfer from prepayments to construction-in-progress	$99,771	$793,692	$68,583

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products, and retractable leashes with products being sold all over the world mainly through distributions by large retailers. Mr. Silong Chen, the Chairman of the Board and Chief Executive Officer (“CEO”) of the Company is the controlling shareholder (the “Controlling Shareholder”) of the Company by virtue of his ownership of 9,069,000 Class B common shares, which carry three votes per share and, in the aggregate have more than half of the voting power of all common shares.

Reorganization

A Reorganization of the legal structure was completed on January 9, 2017. The Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”), Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”), and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder. On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% equity interests of the entities mentioned above.

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

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately RMB 71.0 million ($10.7 million) (the “Acquisition”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of PRC in Guangzhou City of Guangdong Province in China with a total registered capital of RMB 80 million (approximately $11.3 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% ownership interest owned by two unrelated entities. Intelligence Guangzhou had immaterial operation since its inception and will conduct research and manufacturing of the Company’s fast-growing intelligent pet products in the future.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $250,000 for 51% ownership interest in Dogness Japan, with the remaining 49% owned by an unrelated individual.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.4 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, the Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.73 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.67 million). Dogness Culture will mainly focus on developing and expanding pet food market in China in the near future.

NOTE 2 – GOING CONCERN

As reflected in the Company’s consolidated financial statements, for the year ended June 30, 2020, the Company’s revenue decreased by approximately $7.0 million due to reduced sales orders as affected by the intense China-U.S. trade and tariff dispute, which became more fragile due to the outbreak and spread of the COVID-19 pandemic. As a result, the Company suffered a net loss of approximately $8.5 million. In addition, the Company’s working capital decreased significantly by approximately $17.0 million from approximately $17.9 million as of June 30, 2019 to only approximately $0.9 million as of June 30, 2020 because of large capital expenditures on the Company’s construction-in-progress projects during the year. As of June 30, 2020, the Company still had future minimum capital expenditure commitment on its construction-in-progress projects of approximately $5.9 million within the next twelve months. Furthermore, the outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations until middle of February 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for fiscal year 2021 and the Company may not be able to fund its capital expenditure on its CIP projects as planned. The above-mentioned facts raised substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – GOING CONCERN (continued)

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

As of June 30, 2020, the Company had cash of approximately $1.3 million, the Company also had short-term investments of approximately $3.6 million using the 2017 remaining IPO proceeds to purchase interest-bearing wealth management financial products from the banks and such short-term investments have maturities ranging from one to three months. These short-term investments are highly liquid and can be used as working capital when needed. In addition, the Company also had outstanding accounts receivable of approximately $2.5 million, of which approximately $2.2 million or 89% has been subsequently collected back during July to September 2020 (including $1.8 million accounts receivable collected from third party customers and $0.4 million accounts received collected from related party customers), and become available for use as working capital.

As of June 30, 2020, the Company had outstanding bank loans of approximately $5.2 million from PRC banks. Management expects that it will be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. In addition to the current borrowings, subsequently in July 2020, the Company repaid total bank loans of RMB 30 million ($4.4 million) to the banks upon maturity, while at the same time, secured another RMB 50 million (approximately $7.1 million) long-term loan from Dongguan Rural Commercial Bank to support the construction of the Company’s current CIP projects. (see Note 17).

Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, remaining cash from its 2017 IPO proceeds, renewal of bank borrowings and equity financing. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

The accompanying consolidated financial statements include the financial statements of Dogness, HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia, Dogness Overseas, Intelligence Guangzhou, Dogness Japan. Dogness Culture and Dogness Group. All inter-company balances and transactions have been eliminated upon consolidation.

The Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”)	July 6, 2018	Guangzhou, China	58%	Research and manufacturing of intelligent pet products
Dogness Japan Co. Ltd. (“Dogness Japan”)	February 5, 2019	Osaka, Japan	51%	Pet products trading
Dogness Pet Culture (Dongguan) Co. Ltd. (Dogness Culture)	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Noncontrolling interests

As of June 30, 2020, noncontrolling interests represent 42.0%, 49.0% and 48.8% noncontrolling shareholders’ interests in Intelligence Guangzhou, Dogness Japan and Dogness Culture, respectively. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the operating results of the Company are presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

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

Short-term Investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities within one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.75% to 3.95% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of operations and comprehensive income (loss) over the contractual term of these investments.

The Company had short-term investments of $3,551,968, $11,073,200 and $28,233,035 as of June 30, 2020, 2019 and 2018, respectively. The Company recorded interest income of $243,661, $536,345 and $517,359 for the years ended June 30, 2020, 2019 and 2018, respectively.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $23,982 and $128,106 as of June 30, 2020 and 2019, respectively. For the years ended June 30, 2020, 2019 and 2018, $856,383, $Nil and $Nil delinquent accounts receivable were directly written off, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. As of June 30, 2020 and 2019, for certain obsolete, slow-moving and damaged fabric and leather raw materials and metal components or parts used in the manufacturing the Company’s pet leash and other pet products, the Company recorded inventory reserve of $1,158,551 and $Nil, respectively.

Prepayment

Prepayment primarily consists of advances to suppliers for purchasing of raw materials that have not been received, and prepayment to a landlord for lease of a piece of land in order to build a warehouse in the near future. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Property, plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Buildings	10-50 years
Leasehold improvement	Lesser of useful life and lease term
Machinery equipment	5-10 years
Transportation vehicles	5 years
Office equipment and furniture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive income (loss) in other income or expenses.

Intangible Assets, net

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

Intangible assets are stated at cost less accumulated amortization. Customized software systems are amortized using the straight-line method over the estimated useful economic life of 10 years. Land use rights are amortization using the straight-line method over the estimated useful life of 50 years, which is determined in connection with the term of the land use rights.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term Investments in Equity Investees

On July 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) 321 “Investments—Equity Securities” (“ASC 321”). In accordance with ASC 321, equity securities over which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices. Equity securities without readily determinable fair values are accounted for either at fair value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company.

Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”) is an entity incorporated on March 25, 2015 in the PRC and is primarily engaged in development of smart pet products. In July 2018, the Company entered into an equity investment agreement with Nanjing Rootaya to invest RMB 1.25 million ($177,750) for 10% of the ownership interest in Nanjing Rootaya, with the remaining 90% of the ownership interest owned by three unrelated shareholders.

Dogness Network Technology Co., Ltd (“Dogness Network”) is an entity incorporated on November 17, 2017 in the PRC and is engaged in the development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Dogness Network to invest RMB 8.0 million ($1,131,200) for 10% of the ownership interest in Dogness Network. Before the Company’s equity investment, Dogness Network was owned by an unrelated shareholder. As of June 30, 2020, the Company made capital contribution of RMB 4.4 million ($622,160). Subsequently, in August 2020, the Company made additional capital contribution of RMB 1.6 million ($0.2 million). As of the date of this report, the Company is obligated to make the remaining capital contribution of RMB 2.0 million ($0.3 million) before December 31,2020.

Linsun Smart Technology Co., Ltd (“Linsun”) is an entity incorporated on January 25, 2018 in the PRC and is engaged in development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Linsun to invest RMB 3.0 million ($424,200) for 13% of the ownership interest in Linsun,with the remaining 87% of the ownership interest owned by three unrelated shareholders.

The purpose of entering into these equity investment agreements with Nanjing Rootaya, Dogness Network and Linsun was to establish cooperative business with these investees to jointly develop and distribute the Company’s intelligent smart pet products. The Company accounts for the above-mentioned investments using the measurement alternative in accordance with ASC 321.

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

As of June 30, 2020, based on the financial condition and operating performance of Nanjing Rootaya, it reported significant net loss and working capital deficit, and is unable to generate positive cash flow in the foreseeable future. As a result, a full impairment loss of $177,750 has been applied against this investment, which was reflected in the consolidated statements of operations and comprehensive income (loss) for the year ended June 30, 2020. For the Company’s investments in Dogness Network and Linsun, no material impairment indicator was noted as of June 30, 2020 because their operation results indicated net income and cash inflows.

As of June 30, 2020 and 2019, the Company’s long-term investments in equity investees amounted to $1,046,360 and $995,131, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, inventories, prepayments and other current assets, accounts payable, advance from customers, taxes payable, accrued liabilities and other payable and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended June 30, 2020, the Company disposed approximately $1.2 million outdated and fully depreciated equipment and machinery (see Note 6). Given the Company’s net loss position in fiscal 2020, the Company further assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture the Company’s low-end traditional pet products would not recover their carrying value, as a result, the Company recorded an additional impairment of $281,680 on these fixed assets for the year ended June 30, 2020.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $5.1 million and $1.4 million, respectively, as of June 30, 2020. The standard did not materially impact our consolidated net earnings and cash flows.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2020, 2019 and 2018, the Company did not provide any sales incentives to its customers.

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

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent pet products, to wholesalers and retailers. Revenue is recognized when the merchandise is delivered, title is transferred and the Company’s performance obligations to fulfill the customer contracts have been satisfied. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

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

As of June 30, 2020 and 2019, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2020, 2019 and 2018 are disclosed in Note 16 of this consolidation financial statements.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2020, 2019 and 2018. As of June 30, 2020, all of the Company’s tax returns of its PRC Subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

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

Earnings (loss) per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2020, given the Company’s net loss position, potential shares of common stock from the unexercised options are excluded from diluted net (loss) per share as such amounts are anti-dilutive. For the years ended June 30, 2019 and 2018, the effect of potential shares of common stock from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price. For the years ended June 30, 2020, 2019 and 2018, the effect of potential shares of common stock from the warrants was anti-dilutive since the exercise prices were higher than the average market price (See Note 14).

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee stock-based awards. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award. For the non-employee stock-based awards, the fair value of the awards to non-employees are measured every reporting period based on the value of the Company’s common stock.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia, Intelligence Guangzhou and Dogness Culture are determined using RMB, the local currency, as the functional currency. Dogness Japan uses Japanese Yen as the functional currency, while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2020		June 30, 2019		June 30, 2018
Year-end spot rate	US$1=RMB 7.0721	US$1=JPY 107.5	US$1=RMB 6.8657	US$1=JPY 107.5	US$1=RMB 6.6181
Average rate	US$1=RMB 7.0323	US$1=JPY 107.5	US$1=RMB 6.8226	US$1=JPY 111.1	US$1=RMB 6.5020

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

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

As of June 30, 2020, and 2019, $879,040 and $1,773,713 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, the Company’s short-term investments deposited with PRC banks are also not insured.

As of June 30, 2020, four customers aggregately accounted for 73% of the Company’s total accounts receivable, with related party customer Guangdong Dogness Network accounted for 23%, and three third party customers accounted for 20%, 17% and 13% of the Company’s total accounts receivable, respectively. As of June 30, 2019, two customers accounted for 25% and 18% of the Company’s total accounts receivable, respectively.

For the years ended June 30, 2020, 2019 and 2018, export sales accounted for 49%, 42.5% and 50.2% of the Company’s total revenue, respectively. For the year ended June 30, 2020, three customers accounted for 27.6%, 6.5% and 4.4% of the Company’s total revenue, respectively. For the year ended June 30, 2019, three customers accounted for 28.1%, 13.5% and 5.6% of the Company’s total revenue, respectively. For the year ended June 30, 2018, three customers accounted for 24.9%, 14.0% and 7.4% of the Company’s total revenue, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations and Credit Risk (continued)

For the year ended June 30, 2020, two suppliers accounted for 35.1% of the Company’s total raw materials purchases, with related party supplier Linsun and a third party supplier accounted for 23.3% and 11.8% of the Company’s total raw material purchases, respectively. For the years ended June 30, 2019 and 2018, no single supplier accounted for more than 10% of the Company’s total raw material purchases.

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

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations. The COVID-19 outbreak and spread have led to a prolonged global economy downturn. The Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak and the impact on the Company’s customers, which are still uncertain and cannot be reasonably estimated at this point of time (see Note 17).

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation, such as reclassification of negative VAT tax payable as VAT tax recoverable, and segregation of capital expenditure on construction-in-progress out of capital expenditure on property, plant and equipment. These reclassifications had no effect on the reported revenues, net income (loss) and cash flows.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Accounting Standards Update 2019-04, Accounting Standards Update 2019-05. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new standard. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on our financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30,
	2020	2019
Accounts receivable from third-party customers	$1,940,822	$5,292,486
Less: allowance for doubtful accounts	(23,982)	(128,106)
Total accounts receivable from third-party customers, net	1,916,840	5,164,380
Add: accounts receivable - related parties	559,465	244,764
Total accounts receivable, net	$2,476,305	$5,409,144

For the years ended June 30, 2020, 2019 and 2018, the Company recorded a bad debt provision of $755,472 and $90,077 and a bad debt recovery of $5,356, respectively. Allowance for doubtful accounts amounted to $23,982 and $128,106 as of June 30, 2020 and 2019, respectively. For the years ended June 30, 2020, delinquent account balances of $856,383 are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection of such receivables became remote.

Approximately RMB 12.4 million ($1.8 million) or 92% of the accounts receivable balance as of June 30, 2020 from third-party customers has been collected as of the date of this report.

In connection with the Company’s long-term investments in equity investees as disclosed in Note 3, the Company sold certain intelligence pet products to related parties Linsun and Dogness Network. The outstanding accounts receivable from these related parties amounted to $559,465 as of June 30, 2020, of which $434,098 has been collected as of the date of this report (see Note 12).

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE, NET (continued)

Allowance for doubtful accounts movement is as follows:

	June 30, 2020	June 30, 2019
Beginning balance	$128,106	$40,012
Additions	755,472	90,077
Write-off	(856,383)	-
Foreign currency translation adjustments	(3,213)	(1,983)
Ending balance	$23,982	$128,106

NOTE 5 – INVENTORIES, NET

Inventories consisted of the following:

	As of June 30,
	2020	2019
Raw materials	$140,745	$795,047
Work in process	677,301	1,136,582
Finished goods	3,201,205	3,431,102
	4,019,251	5,362,731
Less: inventory allowance	(1,158,551)	-
Inventory, net	$2,860,700	$5,362,731

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended June 30, 2020, for certain obsolete, slow-moving and damaged fabric and leather raw materials and metal components or parts used in the manufacturing the Company’s pet leash and other pet products, the Company recorded an inventory provision of $1,165,044. For the years ended June 30, 2019 and 2018, the Company recorded inventory reserve recovery of $4,863 and $14,106, respectively.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of June 30,
	2020	2019
Buildings	$25,532,908	$9,492,699
Machinery and equipment	6,698,443	9,543,080
Office equipment and furniture	765,597	676,748
Automobiles	810,156	765,214
Leasehold improvements	5,028,382	5,126,219
Construction-in-progress (“CIP”) (1)	10,647,107	15,787,348
Total	49,482,593	41,391,308
Less: accumulated depreciation	(5,668,986)	(5,874,940)
Impairment of fixed assets	(280,095)	-
Property, plant and equipment, net	$43,533,512	$35,516,368

During the year ended June 30, 2020, the Company disposed approximately $1.2 million old fashioned and fully depreciated equipment and machinery and reported a loss from disposition of fixed assets of $1,036,304. Given the Company’s net loss position in 2020, the Company further assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture the Company’s low-end traditional pet products would not recover their carrying value, as a result, the Company recorded an additional impairment of $281,680 on these fixed assets for the year ended June 30, 2020.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Depreciation expense was $2,189,863 $1,387,698 and $1,179,814 for the years ended June 30, 2020, 2019 and 2018, respectively. In connection with the $2.9 million loans from Bank of Communications of China Dongguan Branch, the Company’s subsidiary Meijia pledged its fixed assets of approximately $ 8,178,279 as the collateral to secure the loans. In addition, in connection with the Company’s $0.9 million loan from Cathay Bank, the Company’s U.S. subsidiary Dogness Group pledged its fixed assets as collateral to secure the borrowing (see Note 9).

(1) The Company’s CIP primarily consisted of the following:

On March 16, 2018, the Company acquired 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, for a total cash consideration of RMB 71.0 million ($10.0 million) (See Note 1). After the acquisition, the Company started building its own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($15.6 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of June 30, 2020, amounted to RMB 118.1 million ($16.7 million). As of June 30, 2020, the Company had future capital expenditure commitment of approximately RMB 460,000 ($65,044). Meijia plant started test operations in August 2019, and has started normal production since December 2019 upon passing the final inspection conducted by the local government. The Company expects that the Meijia plant will reach its designed production capacity by June 2021.

In addition, the Company’s subsidiary Dongguan Jiasheng is also working on a capital project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which including workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The original budgeted cost for the construction of the main bodies of the warehouse, employee dormitory, office building and manufacturing facilities amounted to RMB 75 million ($10.6 million). The budget was later adjusted and revised to RMB 231.1 million ($32.7 million) to add costs associated with interior and exterior decoration, parking lots construction, and road and landscaping on top of the original budget. During the year ended June 30, 2020, the Company has spent RMB 73.6 million ($10.4 million) and completed the construction of the main body of the warehouse, employee dormitory, office building and has set up the new manufacturing facilities. As of June 30, 2020, the Company still had future minimum capital expenditure commitment of RMB 157.5 million ($22.3 million) on the decoration of the second floor of the office building, construction of the stone wall and parking lots, and improvement of the landscaping, which is expected to be invested into the CIP project within the next five years whenever the Company has available fund. The project is expected to be fully completed by 2025.

As of June 30, 2020, future minimum capital expenditures on the Company’s construction-in-progress projects are estimated as follows:

	Capital expenditure commitment on Meijia	Capital expenditure commitment on Dongguan Jiasheng	Total
2021	$65,044	$5,796,736	$5,861,780
2022	-	4,468,240	4,468,240
2023	-	4,240,090	4,240,090
2024	-	3,966,619	3,966,619
2025	-	3,804,450	3,804,450
Total	$65,044	$22,276,135	$22,341,179

Subsequently, from July 2020 to September 2020, the Company made payment of RMB 31.5 million ($4.4 million) on the above-mentioned construction projects. As a result, the Company’s future capital expenditure commitment on CIP has been lowered down from approximately $22.3 million as of June 30, 2020 to approximately $17.9 million as of the date of this report, as detailed below:

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

	Capital expenditure commitment on Meijia	Capital expenditure commitment on Dongguan Jiasheng	Total
2021	$25,452	$1,383,448	$1,408,900
2022	-	4,468,240	4,468,240
2023	-	4,240,090	4,240,090
2024	-	3,966,619	3,966,619
2025	-	3,804,450	3,804,450
Total	$25,452	$17,862,847	$17,888,299

The Company plans to fund these CIP projects through working capital generated from operations, bank borrowings, the proceeds received from the 2017 IPO and other potential capital raising activities. No assurance can be given that the required capital expenditure funding on the CIP projects would be available at favorable terms or at all.

NOTE 7 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:

	As of June 30,
	2020	2019
Software	$212,478	$199,984
Land use right	2,147,318	2,212,619
Less: accumulated amortization	(254,993)	(185,805)
Intangible assets, net	$2,104,803	$2,226,798

Amortization expense was $75,094, $78,824, and $40,078 for the years ended June 30, 2020, 2019 and 2018, respectively. In connection with the $2.9 million loans from Bank of Communications of China, Dongguan Branch., the Company’s subsidiary Meijia pledged its intangible assets of $2,147,318 as the collateral to secure the loans (See Note 9)

Estimated future amortization expense is as follows:

Year ending June 30,	Amortization expense
2021	$75,710
2022	75,710
2023	67,799
2024	62,147
Thereafter	1,823,437
Total	$2,104,803

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended June 30, 2020, 2019 and 2018 was $562,894, $640,626 and $391,784, respectively.

Effective July 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of June 30, 2020. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

June 30, 2020
Right-of-use assets, net	$5,123,898

Operating lease liabilities - current	$172,716
Operating lease liabilities - non-current	1,200,299
Total operating lease liabilities	$1,373,015

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2020:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	15.32
Weighted average discount rate	5.79%

The following is a schedule of maturities of lease liabilities as of June 30,2020:

Twelve months ending June 30,
2021	$245,750
2022	238,264
2023	225,079
2024	241,088
2025	241,499
Thereafter	471,069
Total future minimum lease payments	1,662,749
Less: imputed interest	289,734
Total	$1,373,015

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BANK LOANS

Short-term loans consisted of the following:

	As of June 30,
	2020	2019
Bank of Communications of China (“BCC”):
Effective interest rate at 5.655%(1)	$2,545,200	$2,914,000

Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 5.655% (2)	1,696,800	-

Cathay Bank
Effective interest rate at 4.25% (3)	900,000	-
Total	$5,142,000	$2,914,000

(1)

On August 17, 2018, Dongguan Jiasheng entered into a line of credit agreement with BCC Dongguan Branch to allow the Company to borrow RMB 30 million ($4.2 million) for one year with a maturity date on August 13, 2019. The Company had drawn down RMB 20 million ($2.9 million) of the loan to purchase raw materials on August 21, 2018. On August 20, 2019, the Company repaid the loan upon maturity.

In August 2019, the Company entered into two loan agreements with BCC Dongguan Branch to borrow total of RMB 18 million ($2.5 million) as working capital for one year. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company’s subsidiary Meijia pledged its land use right of approximately $2.1 million and buildings of approximately $8.2 million as collaterals to secure these loans (see Note 6 and Note 7). In addition, Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loans. The Company fully repaid the loans in July 2020 upon maturity.

(2)

On August 9, 2019, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 12 million ($1.7 million) as working capital for one year. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.345 basis points. Mr. Silong Chen, pledged his personal assets as the collateral to secure this loan. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, the relatives of Mr. Silong Chen, and Dongguan Dogness also provided the joint guarantee to this loan. The Company fully repaid the loan in July 2020 upon maturity.

(3)	On February 6, 2020, one of the Company’s U.S. subsidiary Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which, Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets. During the year ended June 30, 2020, Dogness Group borrowed total of $945,000 and made repayment of $45,000. As of June 30, 2020, the outstanding balance was $900,000, which was recorded as current liabilities because Dogness Group plans to repay this loan within one year.

Long-term loan consisted of the following:

	As of June 30,
	2020	2019
Southwestern National Bank
Paycheck Protection Program Loan (PPP) Loan	$73,300	$-
Total	$73,300	$-

On May 11, 2020, Dogness Group, applied for and received funding for a loan totaling $73,300 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), which is part of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), enacted on March 27, 2020. Under the terms of the SBA PPP loan, up to 100% of the principal and accrued interest may be forgiven if certain criteria are met and the loan proceeds are used for qualifying expenses such as payroll costs, benefits, rent, and utilities as described in the CARES Act. The interest rate on this loan is 1% per annum and any portion of the principal and accrued interest that is not forgiven is required to be repaid by May 11, 2022.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BANK LOANS (continued)

Interest expenses for the above-mentioned loans amounted to $239,326, $209,842 and $546,681 for the years ended June 30, 2020, 2019 and 2018, respectively.

NOTE 10 – TAXES

(a) Corporate Income Taxes (“CIT”)

Dogness is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Under Hong Kong tax laws, subsidiaries in Hong Kong are subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In October 2015, Dongguan Jiasheng, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% for three years. On November 28, 2018, Dongguan Jiasheng successfully renewed the High-technology certificate for another three years. The certificate is valid for another three years and is subject to further renewal.

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate the local economy. The corporate income taxes for the fiscal year 2020, 2019 and 2018 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $Nil, $3,003 and $545,805 for the years ended June 30, 2020, 2019 and 2018, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $Nil, $0.00 and $0.03 respectively. As of June 30, 2020, all of the Company’s tax returns of its PRC Subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2020	2019	2018
	%	%	%
Hong Kong Statutory income tax rate	16.5	16.5	16.5
Income not generated in Hong Kong	(16.8)	(8.9)	(15.3)
China statutory income tax rate	25.0	25.0	25.0
Effect of PRC preferential tax rate and tax holidays	(9.4)	(10.0)	(8.3)
Non-deductible permanent difference	1.0	0.7	(1.8)
Change in valuation allowance	(19.6)	-	-
Research and development tax credit	1.3	(2.0)	(0.9)
Effective tax rate	(2.0)	21.3	15.2

The provision for income tax consists of the following:

	For the years ended June 30,
	2020	2019	2018
Current income tax provision	$25,423	$614,622	$938,119
Deferred income tax provision (benefit)	139,114	(234,326)	(12,747)
Total income tax expense	$164,537	$380,296	$925,372

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TAXES (continued)

The components of deferred tax assets as of June 30, 2020 and 2019 consist of the following:

	June 30, 2020	June 30, 2019
Deferred tax assets:
Net operating losses	$1,515,308	$234,319
Assets impairment reserve	233,759	21,137
Valuation allowance	(1,633,837)	-
Deferred tax assets, net	$115,230	$255,456

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	June 30, 2020	June 30, 2019

Corporate income tax payable	2,813,014	2,907,079
Other tax payable	1,397	2,018
Total taxes payable	$2,814,411	$2,909,097

As of June 30, 2020 and 2019, the Company had accrued tax liabilities of approximately $2.8 million and $2.9 million, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of June 30, 2020. Therefore, there was no interest and penalty accrued as of June 30, 2020 because the Company has not received any penalty and interest charge notice from local tax authorities. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within fiscal 2021 but cannot guarantee such settlement will ultimately occur.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – COMMITMENTS AND CONTINGENCIES

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

Capital Investment Obligation

Dogness Intelligence Technology Co., Ltd.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million ($11.3 million). The Company’s subsidiary, Dongguan Jiasheng, is required to contribute RMB 46.4 million ($6.8 million) as paid-in capital in exchange for 58% ownership interest in Intelligence Guangzhou. As of the date of this report, Dongguang Jiasheng has not made the capital contribution. Pursuant to the article of incorporation, the Company is required to complete the capital contribution before May 22, 2038.

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 60.0 million ($8.5 million). As of June 30, 2019, RMB 30 million ($4.2 million) capital contribution has been made. During the year ended June 30, 2020, the Company made additional capital contribution of RMB 10.9 million ($1.6 million) in Meijia. Subsequently, between July and September 2020, the Company made additional capital contributions of RMB 1.3 million ($0.2 million).

As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB 17.8 million ($2.5 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

Dongguan Jiasheng Enterprise Ltd.

Dongguan Jiasheng was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 50.0 million ($7.1 million). As of June 20, 2019, RMB 10 million ($1.4 million) capital contribution has been made. During the year ended June 30, 2020, the Company made additional capital contribution of RMB 29 million ($4.2 million) in Dongguan Jiasheng. Subsequently, in July and August 2020, the Company made additional capital contributions of RMB 11.0 million ($1.6 million).

As of the date of this report, pursuant to the articles of incorporation of Dongguan Jiasheng, the Company made all capital contributions.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – COMMITMENTS AND CONTINGENCIES (continued)

Dogness Network

As disclosed in Note 3 above, the Company is required to invest RMB 8.0 million (approximately $1.1 million) in exchange for 10% ownership interest in Dogness Network. As of June 30, 2020, the Company made capital contribution of RMB 4.4 million (approximately $0.6 million) to Dogness Network. Subsequently, in August 2020, the Company made additional capital contribution of RMB 1.6 million ($0.2 million). As of the date of this report, the Company is obligated to make additional capital contribution of RMB 2.0 million ($0.3 million) to Dogness Network before December 31, 2020.

Capital Expenditure Commitment on the CIP

In connection with the Company’s construction-in-progress projects on Meijia and Dongguan Jiasheng, from July 2020 to September 2020, the Company made payments of RMB 31.5 million ($4.4 million) on these projects. As a result, the future minimum capital expenditure commitment on these CIP projects has decreased from approximately $22.3 million as of June 30, 2020 to approximately $17.9 million as of the date of this report (see Note 6).

NOTE 12 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company

Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen and Caiyuan He	Relatives of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity Investee - 13% of the ownership
Guangdong Dogness Biotechnology Co., Ltd.	Relate to one of the Company’s shareholders

(1)	Due to related party

As of June 30, 2020 and 2019, due to related parties consist of the following:

	As of June 30,
	2020	2019
Mr. Silong Chen	$25,462	$-

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(2)	Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s short-term bank loans. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, the relatives of Mr. Silong Chen, also jointly provided guarantee to the Company’s borrowings from ICBC bank (See Note 9).

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

(3)	Sales to related parties

Revenue from related parties consisted of the following:

	For the years ended June 30,
Name	2020	2019	2018
Linsun	$72,987	$185,126	$-
Dogness Network	836,664	143,441	-
Total	$909,651	$328,567	$-

Cost of revenue associated with the sales to these two related parties amounted to $633,132, $202,606 and Nil for the years ended June 30, 2020, 2019 and 2018, respectively.

(4)	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of June 30,
Accounts receivable - related parties:	2020	2019
-Linsun	$-	$92,563
-Dogness Network	559,465	152,201
Total	$559,465	$244,764

As of June 30, 2020, total accounts receivable from these two related parties amounted to $559,465, among which $434,098 has been collected as of the date of this report.

(5)	Accounts payable to related parties

Accounts payables to related parties consisted of the following

	As of June 30,
Accounts payable - related parties:	2020	2019
-Linsun	$301,555	$-
-Dogness Network	3,660	-
Total	$305,215	$-

(6)	Purchase from related parties

During the year ended June 30, 2020, the Company also purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun and Dogness Network. Total purchases from Linsun and Dogness Network amounted to $2,191,458 and $3,362 in fiscal 2020, respectively.

During the year ended June 30, 2020, the Company also purchased total of $205,328 pet shampoo from Guangdong Dogness Biotechnology Co., Ltd., an entity related to one of the Company’s shareholders.

(7)	Lease arrangement with related party

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the year ended June 30, 2020, the Company recorded rent income of $89,411 as other income through leasing the manufacturing facilities to Linsun.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY

Common Shares

Dogness was established under the laws of BVI on July 11, 2016. The original authorized number of common shares was 15,000,000 shares with par value of $0.002 each. On April 26, 2017, Shareholders of the Company held a meeting (the “Meeting”) and approved the following resolutions: (i) increase the authorized number of common shares to 100,000,000 shares with par value of $0.002 each, of which 15,000,000 were issued and outstanding; and (ii) reclassify the currently issued and outstanding common shares into two classes, Class A common shares and Class B common shares, which have equal economic rights but unequal voting rights, pursuant to which Class A common shares receive one vote each and Class B common shares receive three votes each. The Meeting approved to reclassify all the shares beneficially owned by Mr. Silong Chen as Class B common shares and all other shares owned by the other shareholders as Class A common shares. As a result, Mr. Silong Chen owns 9,069,000 Class B common shares of par value of $0.002. The rest of the Company’s shareholders as of the date of the meeting owned an aggregated of 5,931,000 Class A common shares of par value of $0.002 each.

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

As of June 30, 2020 and 2019, the Company had an aggregate of 25,913,631 common shares outstanding, consisting of 16,844,631 Class A and 9,069,000 Class B common shares.

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

As of June 30, 2020, 500,000 underwriter warrants were issued and outstanding; and none of the warrants has been exercised.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $Nil, $27,349 and $97,216 to statutory reserves during the years ended June 30, 2020, 2019 and 2018 in accordance with PRC GAAP, respectively. The restricted amounts as determined by the PRC statutory laws totaled $191,716 and $191,716 as of June 30, 2020 and 2019, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EARNINGS (LOSS) PER SHARE

For the years ended June 30, 2020, potential shares of common stock from the unexercised options and unexercised options are excluded from diluted net (loss) per share as such amounts are anti-dilutive.

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

The following table presents a reconciliation of basic and diluted net income (loss) per share:

	For the years ended June 30,
	2020	2019	2018
Net income (loss) attributable to the Company	$(8,441,559)	$1,421,781	$4,603,708
Weighted average number of common shares outstanding - Basic	25,913,631	25,913,631	20,800,670
Dilutive securities -unexercised warrants and options	-	27,975	9,280
Weighted average number of common shares outstanding – diluted	25,913,631	25,941,606	20,809,950

Earnings (loss) per share - Basic	$(0.33)	$0.05	$0.22
Earnings (loss) per share – Diluted	$(0.33)	$0.05	$0.22

NOTE 15 – OPTIONS

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

On July 30, 2019, the Company negotiated and signed a new Corporate and Executive Service Agreement with TJ Capital to provide strategic consulting services to the Company relating to services such as investor relations, capital markets and shareholder value creation strategy. The consulting service period is for two years, unless sooner terminated by either party or extended by the agreement of both parties. Pursuant to the agreement, as the compensation for the services, TJ Capital will be granted stock options to purchase 160,000 shares of the Company’s Class A common shares. The options are exercisable at a purchase price of $1.50 per share, and the options shall be deemed to be fully paid at a rate of 6,667 options per month, commencing on August 1, 2019. The aggregated fair value of the options granted to TJ Capital was $284,300. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $2.90; risk free rate of 1.85%; expected term of 2 years; exercise price of the options of $1.50; volatility of 77.0%; and expected future dividends of $Nil. As of June 30, 2020, no options were exercised by TJ Capital and 73,337 options were vested.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – OPTIONS (continued)

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

The aggregate fair value of the options granted to Dr. Yunhao Chen, the CFO, was $440,840. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.84%; expected term of 2 years; exercise price of the options of $1.50; volatility of 69.5%; and expected future dividends of $Nil. As of June 30, 2020, all of 120,000 options were vested and no options were exercised by the CFO.

On May 28, 2017, the Company signed an employment agreement with Mr. Silong Chen, the Chief Executive Officer of the Company. As the part of the compensation, the Company agrees to grant Mr. Chen options to purchase up to 360,000 Class A common shares, at an exercise price of $1.50 per share. The grant was effective at the IPO date and the options vest at a rate of 10,000 per month, beginning one month following completion of the IPO. On October 31, 2019, Mr. Silong Chen voluntarily waived the remaining unvested 140,000 options.

The aggregate fair value of the options granted to Mr. Silong Chen was $1,385,500. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.94%; expected term of 3 years; exercise price of the options of $1.50; volatility of 74.7%; and expected future dividends of $Nil. As of June 30, 2020, no options were exercised by the CEO and 220,000 options were vested.

The Company recorded $394,465, $682,254 and $341,127 stock-based compensation expense for the years ended June 30, 2020, 2019 and 2018, respectively.

As of June 30, 2020, the Company had 413,337 outstanding vested stock options with a weighted average remaining term over 0.19 years and 86,663 unvested stock options with a weighted average remaining term over 1.08 years. The following table summarized the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding, June 30, 2018	640,000	$1.50	1.81
Exercisable, June 30, 2018	90,000	$1.50	2.14

Granted	-	$-	-
Cancelled	(160,000)	-	-
Exercised	-	-	-

Outstanding June 30, 2019	480,000	$1.50	1.22
Exercisable, June 30, 2019	270,000	$1.50	1.14

Granted	160,000	-	-
Cancelled	(140,000)	-	-
Exercised	-	-	-

Outstanding June 30, 2020	500,000	1.50	0.35
Exercisable, June 30, 2020	413,337	$1.50	0.19

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SEGMENT

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

Geographic information

The summary of total revenues by geographic market for the years ended June 30, 2020, 2019 and 2018 was as follows:

	For the year ended June 30,
	2020	2019	2018
Mainland China	$9,772,130	$15,082,443	$14,865,940
United States	4,918,400	5,522,008	10,168,945
Europe	1,699,231	2,510,190	1,994,085
Australia	564,550	216,993	223,463
Canada	482,057	950,353	128,320
Central and South America	98,628	231,426	106,098
Japan and other Asian countries and regions	1,636,362	1,703,102	2,637,444
Total	$19,171,358	$26,216,515	$30,135,295

Revenue by product categories

The summary of total revenues by product categories for the years ended June 30, 2020, 2019 and 2018 was as follows:

	For the years ended June 30,
	2020	2019	2018
Pet leashes	$4,009,167	$6,266,952	$7,102,233
Pet collars	3,142,731	6,188,672	10,684,908
Pet harnesses	1,415,411	3,587,128	4,980,771
Retractable dog leashes	643,010	1,771,805	2,650,932
Intelligent pet products	4,328,918	2,103,523	59,719
Gift suspender	2,979,365	4,058,229	3,481,500
Other pet accessories	1,019,080	2,024,742	1,175,232
Climbing hooks	1,633,676	215,464	-
Total	$19,171,358	$26,216,515	$30,135,295

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUBSEQUENT EVENTS

Bank loans

In July 2020, the Company repaid RMB 18 million ($2.5 million) loans to Bank of Communications and RMB 12 million ($1.7 million) loans to ICBC upon maturity (see Note 9).

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB 50 million ($7.1 million) loans to support the construction of the Company’s current CIP projects. The loans have terms of eight years with a maturity date on July 16, 2028. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $1.3 million and buildings of approximately $4.0 million from Meijia as collaterals to secure total loans of RMB 30 million ($4.3 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of RMB 20 million ($2.8 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of the report date, the Company had received the total amount of RMB 50 million ($7.1 million) from the above loans.

Lease arrangements with related parties and a subsidiary

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network to lease approximately 520 square meters of Dongguan Jiasheng’s office space to Dogness Network for ten years. The lease has an annual rent of approximately $34,000 and is subject to a 15% increase every three years.

On August 01, 2020, Dogness Jiasheng signed a lease agreement with Guangdong Dogness Technology Co. Ltd. to lease 50 square meters of Dongguan Jiasheng’s office space for ten years. The lease has an annual rent of approximately $8,400.

On August 01, 2020, Dogness Jiasheng signed a lease agreement with Dogness Culture to lease Dongguan Jiasheng’s conference room and warehouse from August 1, 2020 to April 3, 2027. The lease rent has an annual rent of $34,000 and is subject to a 15% increase every three years.

Impact of COVID-19

The Company’s business operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19). The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent. In late January, 2020 to the middle of February 2020, the company had to temporarily suspend manufacturing activities due to government restrictions. During the temporary business closure period, the company’s employees had very limited access to manufacturing facilities, and as a result, the company experienced difficulty delivering products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers may experience financial distress, delay or default on payments, reduce the scale of business, or suffer disruptions in business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact the results of the Company’s operations. Although the Company resumed its normal business operations in late March 2020, its export sales to international markets were reduced. Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from the prolonged COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for fiscal year 2021.

