Form 20-F
period 2021-06-30
Dogness (International) Corp
filed 2021-10-29
CIK 1707303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,555,814 Class A Common Shares (not including 490,000 Class A Common Shares underlying options granted to management and a consultant, of which 483,341 options have vested as of the date of this report) and 9,069,000 Class B Common Shares.

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

Item 3. Key Information

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended June 30, 2021, 2020, and 2019. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For Fiscal	For Fiscal	For Fiscal
	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2021	2020	2019
	US$	US$	US$
	(audited)	(audited)	(audited)
Statement of operation data:
Revenues	24,320,121	$19,171,358	$26,216,515
Gross profit	9,155,213	2,391,370	9,430,005
Operating expenses	7,297,420	11,106,837	8,790,435
(Loss) Income from operations	1,857,793	(8,715,467)	639,570
Other income (expense)	82,695	343,079	1,143,904
Provision for income taxes	641,460	164,537	380,296
Net (loss) income	1,299,028	$(8,536,925)	$1,403,178
(Loss) earnings per share, basic and diluted	0.05	$(0.33)	$0.05

Weighted average Ordinary Shares outstanding (basic)	27,499,367	25,913,631	25,913,631

Balance sheet data:

	As of June 30,
	2021	2020	2019	2018	2017
Current assets	$14,266,131	$11,627,458	$25,922,624	$46,344,652	$8,669,463
Total assets	93,845,408	63,551,261	69,023,927	69,708,205	17,518,060
Current liabilities	21,262,335	10,769,734	8,072,423	8,968,673	10,160,919
Total liabilities	28,943,003	12,043,333	8,072,423	8,968,673	10,160,919
Total equity	$64,902,405	$51,507,928	$60,951,504	$60,739,532	$7,357,141

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

The relevant exchange rates are listed below:

	June 30, 2021		June 30, 2020		June 30, 2019
Year-end spot rate	US$1=RMB 6.4566	US$1=JPY 111.1	US$1=RMB 7.0721	US$1=JPY 107.5	US$1=RMB 6.8657	US$1=JPY 107.5
Average rate	US$1=RMB 6.6221	US$1=JPY 106.6	US$1=RMB 7.0323	US$1=JPY 107.5	US$1=RMB 6.8226	US$1=JPY 111.1

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8776	6.6163	7.1786	6.6822
2019	6.9618	6.9081	7.1786	6.6822
2020	6.5250	6.9042	7.1681	6.5208
2021 (through October 22, 2021)	6.3839	6.4668	6.5716	6.3674

As of October 22, 2021, the exchange rate is RMB 6.3839 to $1.00.

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

The COVID-19 pandemic, which has spread rapidly across the globe, resulted in adverse economic conditions and business disruptions. In reaction to this outbreak, governments worldwide have imposed varying degrees of preventative and protective actions, such as temporary travel bans, forced business closures, and stay-at-home orders, all in an effort to reduce the spread of the virus. Since this outbreak, business activities in China and many other countries including U.S. have been disrupted by a series of emergency quarantine measures taken by the government. The Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February until late March 2020, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, the Company’s business was negatively impacted.  While the spread of the disease has gradually returned under control in China, COVID-19 could still adversely affect our business and financial results in the future. As a result, there is a possibility that the Company’s revenues and operating cash flows may be significantly lower than expected for fiscal year 2022.

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, our Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that the Company owes more taxes than it has paid. The Company recorded tax liabilities of $4.4 million, $2.8 million and $2.9 million as of June 30, 2021, 2020, and 2019, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to penalties or that we have not paid the correct amount. Although the Company’s management believes it may be able to negotiate  with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

If our largest customers reduce their orders with us, such revenues would be very difficult to replace.

Although we have also sold our products through distributors and trading companies, some of our largest customers are Petco and Pet Valu, which are by far the largest pet specialty chains in North America. Petco has around 1600 stores in the US and Pet Valu has around 600 stores in Canada. There is not another brick-and-mortar customer that presents the opportunity that these customers present to us. As a result, if we were to lose these accounts or if these customers purchased less of our products in the future, it would be difficult to replace those lost revenues.

Our smart products have only recently entered distribution.

While we are optimistic that our smart products such as collars, harnesses, feeders and robots will be important products for our company in the future, we only recently begun to sell them and thus do not know whether they will prove popular with consumers. We have exhibited these products at expos in multiple countries and have begun to receive orders, but our revenues for all smart products was approximately $7.8 million, $4.3 million and $2.1 million during the years ended June 30, 2021, 2020 and 2019, respectively. As a result, we do not have an accurate gauge of how well accepted they will be by consumers. If consumers do not appreciate our smart products, we may not sell enough products to grow our market share in this new industry.

Our smart products are not as well-known as those of our competitors.

There are a variety of competitors providing smart collars, smart feeders and smart treaters for dogs and cats that are more well-known than our products. We are aware of more than a dozen competitors to our smart products, some of which have been on the market for several years. Because smart collars are still a relatively new industry, we do not believe that there is a single leader. Nevertheless, we face competition from more well-known products like the Whistle GPS Pet Tracker and Tractive, as well as products from more well-established, better capitalized companies in the United States such as Garmin, which produces varieties of dog training and tracking devices. Similarly, companies such as PetSafe, Petzi, Petcube, Arf Pets, and Furbo market food and treat dispensers with functionalities that in some cases are similar to our products. If we are unable to achieve recognition for our technology or if consumers opt to use products from companies they recognize more than our company, our smart collar and harness products may not be well accepted.

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

In addition, the Dogness smartphone App on which our smart collars rely are still under development and test by a company, Dogness Network Technology Co., Ltd (“Dogness Network”), in which we have a minority interest. Our company owns 10% of Dogness Network. Dogness Network plans to derive its revenues from subscriptions for services provided through the Dogness smartphone App in the near future, and we will purchase such products from Dogness Network and resell to our customers. We may benefit only by virtue of our 10% interest in Dogness Network. In fiscal year 2021, subscription revenues were approximately $1.8 million from about 68,100 users. If Dogness Network were to stop supporting the application or impair its functionality, our smart collars and harnesses could become unusable or have decreased value to end users.

To the extent we were unable to cooperate with such third parties in the future, we would need to locate and cooperate with other service providers, and we cannot guarantee that we would be able to do so under terms that are satisfactory to us, if at all.

Our software platform may not interface with applications consumers want to be integrated.

In the connected home, consumers are increasingly aware of the interconnection among applications and devices, such as speakers that can turn on lights or adjust the temperature. Some customers purchase products based on how they will interact with other services and products that the customers already use. If we are unable to anticipate and accommodate these desires, customers may choose other products that do interact with their preferred services. Although we may incorporate such functionality in future generations of our products, not all of our current products integrate into Apple’s, Google’s or Amazon’s smart home platforms. Our Dogness CAM feeder, App feeder, and App mini feeder work with Amazon Alexa.

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

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 117 patents and 179 trademarks in China and 85 patents and 14 trademarks outside China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). This intellectual property has allowed our products to earn market share in the pet products industry.

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

As of the date of the filing, we have registered 179 trademarks in China. We have also registered our key trademarks in Japan, Australia, Korea, Hong Kong, Taiwan and the United States.

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

As of June 30, 2021, we had approximately $8.0 million in outstanding bank loans, with expected repayment of approximately $1.5 million in one year, $1.4 million in two years and $3.3 million in three years. The loans are guaranteed by the fixed assets of the Company’s subsidiaries and are also personally guaranteed by our Chief Executive Officer and certain of his family members. While we believe we have sufficient capital resources to repay these bank loans with support from Mr. Silong Chen, our Chief Executive Officer, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

In March 2018, we purchased all of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”), for a total cash consideration of approximately $11.0 million (RMB 71.0 million) (“Acquisition Cost”), which has been fully paid upon consummation of the Meijia acquisition transaction. Because Meijia had no substantial operations and its property consisted of a land use right and factory and office buildings, we accounted for the acquisition as a purchase of assets. After the acquisition, we started building our own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB110 million ($17.0 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of June 30, 2021, amounted to RMB118.5 million ($18.4 million). Meijia plant started test operations in August 2019, and has started normal production since December 2019 upon passing the final inspection conducted by the local government. Meijia plant has reached its fully production capacity as of June 30, 2021.

In addition to our Zhangzhou facility, we are also building new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB 230.8 million ($35.8 million). As of June 30, 2021, the Company had substantially completed this project and transferred most of the related CIP to fixed assets. As of June 30, 2021, the Company has made total payments of approximately RMB 161.3 million ($25.0 million) in connection to this project, which resulted in future minimum capital expenditure payments of RMB 69.5 million ($10.8 million).

The Company’s subsidiary Dogness Culture is also working on a project to decorate a pet themed retail store. Total budget is RMB 2.2 million ($0.3 million). As of June 30, 2021, the Company has spent RMB 1.5 million ($0.2 million). This project was fully completed by June 30, 2021.

As a result of the above, the Company’s future capital expenditure payable on Dongguan Jiasheng and on the pet store under Dogness Culture amounted to approximately $10.9 million as of June 30, 2021. Subsequently, from July 2021 to October 2021, the Company made payment of RMB32.1 million ($5.0 million) on the above-mentioned construction projects. As a result, the Company’s future capital expenditure payable on CIP has been lowered down from approximately $10.9 million as of June 30, 2021 to approximately $5.9 million as of the date of this report.

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

Our key customers are principally retail pet specialty stores and mass merchandisers. For the year ended June 30, 2021, sales to our three largest customers amounted in the aggregate to approximately 32.0%, 9.1% and 6.9% of our total revenue. For the year ended June 30, 2020, sales to our three largest customers amounted in the aggregate to approximately 27.6%, 6.5% and 4.4% of our total revenue. For the year ended June 30, 2019, sales to our three largest customers accounted for 28.1%, 13.5% and 5.6% of the Company’s total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. During the years ended June 30, 2021, 2020 and 2019, we had one, one and two customers that accounted for 10% or more of our revenues.

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

The U.S. government has taken a variety of actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. During the year ended June 30, 2021, our Company paid more than $32,958 in connection with such U.S. imposed tariffs. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers. Although we currently sell our products FOB Shenzhen and thus complete our sales outside the United States, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

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

Our business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. According to the Foreign Investment Law, “foreign investment” refers to investment activities carried out directly or indirectly by foreign natural persons, enterprises, or other organizations, or “foreign investors,” including the following: (i) foreign investors establishing foreign-invested enterprises in China alone or collectively with other investors; (ii) foreign investors acquiring shares, equities, properties, or other similar rights of Chinese domestic enterprises; (iii) foreign investors investing in new projects in China alone or collectively with other investors; and (iv) foreign investors investing through other ways prescribed by laws, regulations, or guidelines of the State Council.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign- invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. It is unclear whether the “negative list” to be published pursuant to the Foreign Investment Law will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2020 Version). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from relevant PRC government authorities. As of the date hereto, the current business activities of our PRC subsidiaries are not in the “negative list”, and foreign investors are allowed to hold 100% equity interests of our PRC subsidiaries under the Foreign Investment Law. We have no plans at the present to change our PRC subsidiaries’ business activities in the future. However, China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice. We may face substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules that may materially and adversely affect our business operations.

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

In October 2015, Dongguan Jiasheng was approved as a National High Tech Enterprise. This certification entitles Dongguan Jiasheng to favorable tax rates of 15%, rather than the unified rate of 25% that Dongguan Jiasheng would pay if it was not so certified. For the years ended June 30, 2021, 2020 and 2019, the total taxes payable by Dongguan Jiasheng would have increased by $117,514, $Nil and $3,003, respectively if Dongguan Jiasheng was not certified as a National High Tech Enterprise. In the event Dongguan Jiasheng were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

Risks Related to Our Corporate Structure and Operation

Our dual class structure concentrate a majority of voting power in our Chief Executive Officer, who is the only owner of our Class B Common Shares.

Our Class B Common Shares have three votes per share, and our Class A Common Shares have one vote per share. Our directors, executive officers, and their affiliates, hold in the aggregate approximately 57.0% of the voting power of our capital stock as of June 30, 2021. Because of the three-to-one voting ratio between our Class B and Class A Common Shares, the holder of our Class B Common Shares collectively control a majority of the combined voting power of our Common Shares and therefore is able to control all matters submitted to our shareholders for approval. The sole owner of such Class B Common Shares is our Chief Executive Officer, Mr. Silong Chen, who owns 9,069,000 Class B Common Shares through Fine victory holding company Limited. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

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

On March 16, 2018, the Dongguan Dogness entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $11.0 million (or RMB 71.0 million). After the acquisition, Mejia became Dongguan Dogness’ wholly-owned subsidiary. The acquisition of Meijia enabled the Company to build its own facility instead of leasing manufacturing facilities and to expand its production capacity sustainably to meet increased customer demand. Meijia plant has reached its fully production capacity as of June 30, 2021.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $12.4 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.8 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not yet made the payment of the registered capital. Intelligence Guangzhou will be the research and manufacturing facility for the Company’s fast growing intelligent pet products.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with one of the original shareholders of Dogness Culture, who is related to Mr. Silong Chen, the Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.79 million) on April 16, 2020 along with other shareholders’ capital contributions of RMB 4.88 million (approximately $0.67 million). Dogness Culture will mainly focus on developing and expanding pet food market in China in the near future.

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $142,000 for 51% ownership interest in Dogness Japan, with the remaining 49% owned by an unrelated individual. Due to the negative impact of COVID-19 and because no material revenue was generated since its inception, on November 28, 2020, the Board approved to the sale of the Company’s 51% ownership interest to the remaining shareholder of Dogness Japan. Due to the negative impact of COVID-19 and because no material revenue was generated since its inception, on November 28, 2020, the Board approved to the sale of the Company’s 51% ownership interest to the remaining shareholder of Dogness Japan.

At the completion of these transactions, (i) Dogness holds 100% of the equity of each of Dogness Overseas, HK Jiasheng and HK Dogness; (ii) Dogness Overseas owns 100% of the equity of Dogness Group; (iii) HK Dogness holds 100% of the equity of Dongguan Dogness; (iv) Dongguan Dogness holds 100% of the equity of Dongguan Jiasheng, Meijia and Dogness Culture; and (v) Dongguan Jiasheng owns 58% of the equity of Intelligence and. By virtue of these ownership relationships, Dogness is the parent, directly or indirectly, of each of Meijia, HK Jiasheng, HK Dogness, Dongguan Dogness, Dogness Culture, Dogness Group, Dongguan Jiasheng, and Intelligence Guangzhou, and such entities’ financial results are consolidated with those of Dogness; provided that only 58% of the equity of Intelligence Guangzhou and 51.2% of the equity of Dogness Culture are so consolidated.

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

Smart Pet Technology

Through a single platform, the Dogness mobile app, the Company’s smart products allow pet owners to remotely see, hear, speak, feed, play, and interact with their pets in different ways. We accomplish all of this with a tool the owner likely already has, a smart phone. The Dogness app is available for both Android and iOS and communicates with the smart product anywhere the phone and smart product both have Wi-Fi or cellular service. If your dog will listen to you from across the room, you can tell her to roll over from around the world.

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

Dogness C6 GPS Tracker “Discover”: Pet owners can have peace of mind knowing where their pets are anytime when they open the GPS Tracker App on their mobile phones. The Trackers are 4G compatible and allow the owners to keep track of the location of their pets. They can also set up virtual fences and the GPS Tracker App will alert the pet parents if their pets are beyond the fences. The Trackers also moinitor and provide the pets’ activity level statistics.

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

Pet Health and Wellness

One of our new research areas is pet-focused health and wellness products. One of our subsidiaries is currently serving as a distributor of a few premium pet food brands from overseas. While we do not currently offer our own branded products for sale in this category, we are currently developing supplements and nutrition products in consultation with veterinarians and pharmacists and anticipate introducing these products in the future.

Operations

Dogness has marketing and sales networks all over the world and has businesses in Dallas, Dongguan, Hong Kong and Zhangzhou. Senior management, R&D and production, marketing, customer service and finance operate from Dogness’ headquarters in Dongguan, Guangdong Province, which also serves as the manufacturing base for smart products and dog leashes. Dogness Group LLC in Dallas, Texas, USA serves as the sales and service center for all international markets and R&D center for pet health and wellness. The company’s factory in Zhangzhou, Fujian serves as a material production base, responsible for sample dyeing, ribbon dyeing and electroplating. One of Dogness’ competitive advantages comes from integrating the whole industrial chain, including retraction ropes, textiles, printing and dyeing, mold development, and hardware and plastics. In addition, Dogness’ subsidiary in the United States has R&D and design centers for pet smart products, forming a complete supply chain system with manufacturing bases in China. We benefit from vertically integrated manufacturing operations, which allow us to design, machine and assemble the vast majority of our products in house, so we can easily incorporate improvements in design.

Market Background

Our company’s primary market is mainland China, with approximately 56.3%, 51.0% and 57.5% of our products being sold in China in fiscal 2021, 2020 and 2019, respectively.

In terms of export sales, our company’s primary market is the United States, with approximately 24.7%, 25.7% and 21.1% of our products being sold in America in fiscal 2021, 2020 and 2019, respectively. The United States has one of the highest pet ownership rates in the world. According to National Pet Owner’s Survey (2019-2020) conducted by the American Pet Products Association (APPA), in the United States, almost 85.0 million households have a pet and over the last 30 years, pet ownership has gone from 56.0% to 68.0% of all households.1 The global pet service market was valued at USD 20,727.0 million in 2020, and it is projected to reach USD 28,561.9 million by 2026, registering a CAGR of 5.4% during the forecast period.2

Pet owners in the United States have increasingly seen their pets as extended members of the family. Accordingly, spending on pets has increased steadily over the last decade. Moreover, since pets are four-legged members of the family, spending on pet necessities and accessories has been resilient even in the face of economic downturns. According to PetPoint, which collects data on animals in shelters, 280,277 dogs were adopted in 2020, which represents a 18.9% decrease from the previous year.3 On average, U.S. households spend about $500 per year on their pets, or approximately 1% of their total household spending.

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

● Advanced technology. We have developed and made use of 202 patents in producing premium pet products.

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

1 Mordor Intelligence, GLOBAL PET SERVICE MARKET - GROWTH, TRENDS, COVID-19 IMPACT, AND FORECASTS (2021 - 2026). https://www.mordorintelligence.com/industry-reports/pet-service-market

2 Mordor Intelligence, GLOBAL PET SERVICE MARKET - GROWTH, TRENDS, COVID-19 IMPACT, AND FORECASTS (2021 - 2026). https://www.mordorintelligence.com/industry-reports/pet-service-market

3 PetPoint, PetPoint Report Year-End 2020 https://www.petpoint.com/Portals/Petpoint/pdfs/reportdata/2020/PetPointReport-YTD-2020.pdf

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

● Strong reputation in pet products industry. Our customer list is filled with sophisticated, multinational purchasers of pet

Research and Development

Our R&D team has 22 dedicated employees who are focused on product development and design. Quality control has 10 employees and is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

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

Our research and development expenses were $540,613 in 2021, $1,528,062 in fiscal 2020, and $673,131 in fiscal 2019, representing 2.2%, 8.0%, and 2.6% of our total revenues for 2021, 2020 and 2019, respectively. We expect our R&D expenses to increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Intellectual Property

We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. We have completed registration of 117 patents with the China State Intellectual Property Office. In addition, we have registered 22 patents in Germany, 26 in Japan, 19 in the United States and 8 in the European Union. As of the date of this report, we have successfully obtained 202 patents (including 117 in China), which includes 30 invention patents, 65 utility patents, and 107 appearance patents.

We have completed registration of 179 trademarks, with the Trademark Office of the State Administration for Industry & Commerce of the PRC. In addition, we have registered our key trademark for Dogness in Japan, Australia, Korea, Hong Kong, Taiwan and the United States. We have registered all of our patents and trademarks under Dongguan Jiasheng. Our trademarks will expire at various dates through November 12, 2030.

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

Regulation on Foreign Exchange Control

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local office has been obtained.

The Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprise, or SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and was most recently amended on December 30, 2019, allows foreign-invested enterprises, or FIEs, to settle their foreign exchange capital at their discretion. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a FIE and capital in Renminbi obtained by the FIEs from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

The Circular on Further Promoting Cross-border Trade and Investment Facilitation, which was promulgated on October 23, 2019 by the SAFE and became effective on the same date, further cancels restrictions on the domestic equity investment by non-investment-oriented foreign-funded enterprises with their capital funds and provides that non-investment-oriented foreign-funded enterprises are allowed to make domestic equity investment with their capital funds in accordance with the law on the premise that the existing special administrative measures (negative list) for foreign investment access are not violated and the projects invested thereby in China are true and compliant.

On December 30, 2019, the MOFCOM and the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to these measures, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, became effective on June 1, 2015 and was amended on December 31, 2019, and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

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

Regulation on Dividend Distributions

Our PRC subsidiaries, Dongguan Dogness and Dongguan Jiasheng, are wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include: Corporate Law (1993) as amended in 2005, 2013, and 2018; The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001 and 2014; and the Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

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

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.

Foreign Investment Law

On March 15, 2019, the National People’s Congress, or the NPC, formally adopted the Foreign Investment Law, which became effective on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law was promulgated by the State Council on December 26, 2019 and came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by the MOFCOM, on October 8, 2016 and amended on July 30, 2017 and June 29, 2018, respectively, establishment and changes of foreign investment enterprises which are not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Foreign Investment Information Report Measures, or the Information Report Measures, on December 19, 2019, which has taken effect since January 1, 2020. According to the Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises, foreign investors or foreign invested enterprises shall report their investment related information to the competent local counterpart of the MOFCOM through Enterprise Registration System and National Enterprise Credit Information Notification System.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = ∑ outstanding amount of RMB and foreign currency denominated cross- border financing * maturity risk conversion factor * type risk conversion factor +∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises, or Net Asset Limits, shall be 200% of its net assets. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Circular 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

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

We have entered into employment agreements with all of our full-time employees. We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, however, it is difficult for us to comply fully with the law. Some of our employees have even request not to participate in the social insurance plan because they do not want us to make deduction on their salaries.

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

On March 16, 2018, the Company acquired all of the equity of Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). The Company paid total consideration of approximately $10.0 million in connection with the acquisition of equity of Meijia. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. Except for holding the land use right and the buildings, Meijia has no substantial business operations, nor has it had any production or sales activities since its inception. The Company plans to use this land use right and buildings as a production facility. The Company originally budgeted approximately RMB 110 million ($17.0 million) to develop the facility. The actual costs were adjusted based on additional work required for waterproofing, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of June 30, 2021, amounted to RMB 118.5 million ($18.4 million). The Meijia plant started test operations in August 2019 and started normal production in December 2019 upon passing the final inspection conducted by the local government. The Meijia plant has reached its designed production capacity in June 2021.

In July 2018, the Company entered a long-term lease that expires October 14, 2038 for 7,026 square meters of land and 5,000 square meters of buildings in Dongguan city. The Company plans to use this new property as a warehousing facility, given limited storage capacity at its other facilities. Lease expenses for this property were approximately $4.5 million, which amount was paid in full on October 9, 2018. The total budget is approximately RMB 230.8 million ($35.8 million). As of June 30, 2021, the Company had substantially completed this project and transferred most of the related CIP to fixed assets. As of June 30, 2021, the Company has made total payments of approximately RMB 161.3 million ($25.0 million) in connection to this project, which resulted in future minimum capital expenditure payments of RMB 69.5 million ($10.8 million) and the Company recorded approximately $10.7 million unpaid costs in connection to this CIP project in accrued liabilities and other payable.

The Company’s subsidiary Dogness Culture is also working on a project to decorate a pet themed retail store. Total budget is RMB 2.2 million ($0.3 million). As of June 30, 2021, the Company has spent RMB 1.5 million ($0.2 million). This project has fully completed by June 30, 2021.

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

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $11.0 million (or RMB 71.0 million). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($17.0 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. Meijia plant has reached its designed production capacity by June 2021.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $12.4 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% of ownership interest owned by two unrelated entities. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Intelligence Guangzhou has had immaterial operation since its inception.

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, the Company invested $142,000 for 51% ownership interest in Dogness Japan Co. Ltd. (“Dogness Japan”), with the remaining 49% ownership interest owned by an unrelated individual. Due to the negative impact of COVID-19 and because no material revenue was generated since its inception, on November 28, 2020, the Board approved to the sale of the Company’s 51% ownership interest to the remaining shareholder of Dogness Japan.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.79 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.76 million). Dogness Culture will mainly focus on developing and expanding pet food market in China in the near future.

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

Our major products include traditional pet products, intelligent pet products, and climbing hooks and others products, such as mouth covers and pet charms. During the six months ended December 31, 2020, we started providing ribbon dyeing service for external customers, as well as pet grooming services. Revenues by product and service categories are summarized below:

	For the Years ended June 30,
	2021		2020		2019
Product and service category	Revenue	% of total Revenue	Revenue	% of total Revenue	Revenue	% of total Revenue

Products
Traditional pet products	$14,331,492	58.9%	$13,208,764	68.9%	$23,897,528	91.2%
Intelligent pet products	7,801,070	32.1%	4,328,918	22.6%	2,103,523	8.0%
Climbing hooks and others	1,340,686	5.5%	1,633,676	8.5%	215,464	0.8%
Total revenue from product sales	23,473,248	96.5%	19,171,358	100.0%	26,216,515	100.0%

Service
Dyeing service	817,145	3.4%	-	-%	-	-%
Other services	29,728	0.1%	-	-%	-	-%
Total revenue from service	846,873	3.5%	-	-%	-	-%
Total revenue	$24,320,121	100.0%	$19,171,358	100.0%	$26,216,515	100.0%

During the year ended June 30, 2021, our products were sold in 35 countries. Our major customers include, Anyi trading, Ruisheng, Petgo, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. With the fast-growing online shopping, we also sold our products via popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Export sales accounted for 43.7%, 49.0% and 42.5% of the total sales for the years ended June 30, 2021, 2020 and 2019, respectively, while China domestic sales accounted for 56.3%, 51.0% and 57.5% for the years ended June 30, 2021, 2020 and 2019, respectively. The breakdown of the sales by geographic areas is shown below

	For the year ended June 30, 2021		For the year ended June 30, 2020		For the year ended June 30, 2019
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$10,627,253	43.7%	$9,399,228	49.0%	$11,134,072	42.5%
Sales in China domestic market	13,692,868	56.3%	9,772,130	51.0%	15,082,443	57.5%
Total	$24,320,121	100.0%	$19,171,358	100.0%	$26,216,515	100.0%

For the year ended June 30, 2021, the Company’s three largest customers accounted for 32.0%, 9.1% and 6.9% of the Company’s total revenue, respectively. For the year ended June 30, 2020, the Company’s three largest customers accounted for 27.6%, 6.5% and 4.4% of the Company’s total revenue, respectively. For the year ended June 30, 2019, the Company’s three largest customers accounted for 28.1%, 13.5% and 5.6% of the Company’s total revenue, respectively.

	For the years ended June 30,
	2021	2020	2019
	% of total revenue

Dongguan Anyi Trading Co., Ltd.	32.0%	27.6%	28.1%
Petco	9.1%	6.5%	13.5%
Shenzhen Wosibao Technology Co., Ltd	6.9%	-	-
Dogness Network Technology Co., Ltd	5.0%	4.4%	-
Dongguan Ruisheng Development Co., Ltd.	3.6%	-	5.6%

Market outlook

The Company’s operations will be further affected by the ongoing outbreak of COVID-19 which in March 2020, had been declared as a pandemic by the World Health Organization. Although the Company resumed its operations in late March 2020 and received and fulfilled increased customer sales orders in the second half of 2020, and the COVID-19 impact on the Company’s operating results and financial performance for the six months ended December 31, 2020 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, disruption of the Company’s supply chain and restriction of the Company’s sales to international market. The continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s interim financial statements are released.

In addition, based on assessment of current market conditions, economic environment, customer demand and sales trend, we expect that the on-going trade dispute between China and the United States will continue to have an adverse effect on our business operations. As a result, our export sales may continue to experience uncertainties in the coming months.

To mitigate the impact from the COVID-19 and trade dispute, we repositioned our sales strategy to focus more on domestic sales and further diversify our product offerings to better meet the customers’ needs, such as offering ribbon dyeing service to external customers. Also, we expand our sales channels from traditional trading to utilize on-line shopping channels to gain access to more potential customers from domestic and international markets directly, especially to attract the younger generations who are more interested in our smart pet products. Meantime, we are initiating more cost saving measures to improve production efficiency and profit margin.

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

For the year ended June 30, 2021, our sales increased by 26.9% as compared to the fiscal year ended June 30, 2020. This indicates that we have repositioned our sales strategies to cope with the negative impact of US-China trade dispute and COVID-19, as well as the positive trend of online shopping and customer needs for smart pet products.

From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management our capital expenditure and leveraging costs, we expect that we could further improve our sales and product margins to produce profitability and return on investment for our stockholders in the near future.

Results of Operations

Comparison of Operation Results for the Years Ended June 30, 2021 and 2020

The following table summarizes the results of our operations for the years ended June 30, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended June 30, 2021		Year ended June 30, 2020
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$24,320,121	100.0%	$19,171,358	100.0%	$5,148,763	26.9%
Cost of revenues	15,164,908	62.4%	16,779,988	87.5%	(1,615,080)	(9.6)%
Gross profit	9,155,213	37.6%	2,391,370	12.5%	6,763,843	282.8%
Operating expenses
Selling expenses	1,815,771	7.5%	2,336,229	12.2%	(520,458)	(22.3)%
General and administrative expenses	4,941,036	20.3%	5,746,812	30.0%	(805,776)	(14.0)%
R&D expense	540,613	2.2%	1,528,062	8.0%	(987,449)	(64.6)%
Loss from disposal of fixed assets	-	-%	1,036,304	5.4%	(1,036,304)	(100.0)%
Impairment of fixed assets	-	-%	281,680	1.5%	(281,680)	(100.0)%
Impairment of investment in equity investees	-	-%	177,750	0.9%	(177,750)	(100.0)%
Total operating expenses	7,297,420	30.0%	11,106,837	57.9%	(3,809,417)	(34.3)%
(Loss) income from operations	1,857,793	7.6%	(8,715,467)	(45.5)%	10,573,260	(121.3)%
Other income (expenses)
Interest income (expense), net	(264,408)	(1.1)%	15,560	0.1%	(279,968)	(1,799.3)%
Foreign exchange (loss) gain	(228,260)	(0.9)%	214,171	1.1%	(442,431)	(206.6)%
Other income	215,233	0.9%	23,937	0.1%	191,296	799.2%
Rental income from related parties	354,968	1.5%	89,411	0.5%	265,557	297.0%
Gain from disposition of a subsidiary	5,162	0.0%			5,162	-%
Total other income	82,695	0.3%	343,079	1.8%	(260,384)	(75.9)%
Income (loss) before income taxes	1,940,488	8.0%	(8,372,388)	(43.7)%	10,312,876	(123.2)%
Provision for income taxes	641,460	2.6%	164,537	0.9%	476,923	289.9%
Net income (loss)	$1,299,028	5.3%	$(8,536,925)	(44.5)%	$9,835,953	(115.2)%

Revenues. Revenues increased by approximately $5.1 million, or 26.9%, to approximately $24.3 million for the fiscal year ended June 30, 2021 from approximately $19.2 million for the fiscal year ended June 30, 2020. The increase in revenue was primarily attributable to the increased sales of our intelligent pet products which have much higher average selling price than our traditional pet products. The increase was mainly due to following reasons:

1) We continue to shift our focus and resources to produce and promote the sales of higher margin intelligent pet products. As a result, our sales volume for intelligent pet products increased 162.5% for the fiscal year ended June 30, 2021 from the fiscal year ended June 30, 2020 as compared to the same period last year;

2) We continue to upgrade our production lines for traditional pet products to improve the productivity and lower the production costs. As a result, we are able to lower our selling price for traditional pet products, but still maintain desirable profit margins. Our sales strategy for traditional pet products successfully retained our customers, attracted new customers, and increased awareness for our intelligent pet products.

3) To mitigate the impact caused by COVID-19, we expanded our sales channels to more online shopping platforms, such as Amazon, Chewy, JD, Tmall and Taobao, as well as the live streaming sales platforms hosted by influencers. These ecommerce sales normally have higher profit margin than traditional sales channels.

Our average selling price increase in by 28.6% during the year ended June 30, 2021 as compared to the fiscal year ended June 30, 2020. The increase was largely due to increased sales of our intelligent pet products. Our sales of intelligent pet products account for approximately 32.1 % of the total sales during fiscal year 2021, as compared to approximately 22.6% in fiscal year 2020.

Revenue by product and service type

The following table sets forth the breakdown of our revenue by product type for the year ended June 30, 2021 and 2020:

	For the Years ended June 30,
	2021		2020
Product and service category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Products
Traditional pet products	14,331,492	58.9%	13,208,764	68.9%	1,122,728	8.5%
Intelligent pet products	7,801,070	32.1%	4,328,918	22.6%	3,472,152	80.2%
Climbing hooks and others	1,340,686	5.5%	1,633,676	8.5%	(292,990)	(17.9)%
Total revenue from products	$23,473,248	96.5%	$19,171,358	100.0%	$4,301,890	22.4%

Service
Dyeing service	817,145	3.4%	-	-%	817,145	-%
Other services	29,728	0.1%	-	-%	29,728	-%
Total revenue from service	846,873	3.5%	-	-%	846,873	-%
Total	24,320,121	100.0%	19,171,358	100.0%	5,148,763	26.9%

	Total Revenue for years ended June 30,						Average unit price		Price
Products	2021	2020	Units sold in 2021	Units sold in 2020	Variance in Units sold	% of units variance	2021	2020	Difference
Traditional pet products	14,331,492	13,208,764	12,064,685	12,327,626	(262,941)	(2.1)%	1.2	1.1	0.1
Intelligent pet products	7,801,070	4,328,918	386,467	147,225	239,242	162.5%	20.2	29.4	(9.2)
Climbing hooks and others	1,340,686	1,633,676	828,070	1,113,775	(285,705)	(25.7)%	1.6	1.5	0.1
Total	$23,473,248	$19,171,358	13,279,222	13,588,626	(309,404)	(2.3)%	$1.8	$1.4	$0.4

Traditional pet products

Revenue from traditional pet products increased by approximately $1.1 million or 8.5% from approximately $13.2 million in fiscal 2020 to approximately $14.3 million in fiscal 2021. The increase was mainly due to an increase in average selling price of $0.1 per unit in fiscal 2021 compared to fiscal 2020, offset by a decrease of 2.1% in sales volume during fiscal 2021 compared to fiscal 2020.

Intelligent pet products

Revenue from intelligent pet products increased by approximately $3.5 million or 80.2%, from approximately $4.3 million in fiscal 2020 to approximately $7.8 million in fiscal 2021. The increase was mainly driven by an increase of 162.5% in sales volume during fiscal 2021 compared to fiscal 2020, and offset by the decreased average selling price of $9.2 per unit in fiscal 2021 compared to fiscal 2020. Among the total revenue increase, $2.6 million increase was from sales to customers in China domestic market and remaining $0.9 million increase was from sales to customers in overseas market. The decreased average selling price of $9.2 per unit for our intelligent pet products was mainly because we were able to lower our selling price but still maintain high profit margin due to our improvement of the manufacturing process resulted from our continued R&D innovation efforts.

We launched our intelligent pet products in March 2018, which include App-controlled pet feeders, pet water fountains, and smart pet toys. Comparing with other products, intelligent pet products typically have higher selling price. As part of our strategic changes, we have shifted our focus and resources from traditional pet products to new, smart, and high value innovative smart pet products. We have seen significant increase of sales during the year ended June 30, 2021 and are expected the sales of intelligent pet products will continue to be one of the primary sources of revenue in the near future.

Climbing hooks

Revenue from climbing hooks decreased by approximately $0.3 million from approximately $1.6 million in fiscal 2020 to approximately $1.3 million in fiscal 2021. The decrease was mainly due to a 25.7% decrease in sales volume. The decreased revenue was offset by a slight increase of the average selling price of $0.1 per unit for fiscal 2021 as compared to fiscal 2020. We expect the sales for the climbing hooks and gears will continue to increase after the pandemic due to the growth trend of participating the outdoors activities both domestically and globally.

Sales to related parties

During the year ended June 30, 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”) and 13% of the ownership interest in Linsun Smart Technology Co., Ltd (“Linsun”), for the purpose of working together to develop new products and new technologies in smart pet tech area.

We sold certain intelligent pet products to Dogness Network and Linsun, and accordingly reported related party sales of $1,207,686 and $909,651, which accounted for 5.0% and 4.7% of our total revenue for the year ended June 30, 2021 and 2020, respectively.

Cost of revenue associated with the sales to these two related parties amounted to $663,742 and $633,132 for the years ended June 30, 2021 and 2020, respectively.

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the year ended June 30, 2021 and 2020:

	For the Years Ended June 30,
	2021		2020
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Mainland China	$13,692,868	56.3%	$9,772,130	51.0%	3,920,738	40.1%
United States	6,028,326	24.7%	4,918,400	25.7%	1,109,926	22.6%
Europe	1,653,923	6.8%	1,699,231	8.9%	(45,308)	(2.7)%
Japan and other Asian countries and regions	1,302,967	5.4%	1,636,362	8.5%	(333,395)	(20.4)%
Australia	392,985	1.6%	564,550	2.9%	(171,565)	(30.4)%
Canada	1,180,631	4.9%	482,057	2.5%	698,574	144.9%
Central and South America	68,421	0.3%	98,628	0.5%	(30,207)	(30.6)%
Total	$24,320,121	100.0%	$19,171,358	100%	$5,148,763	26.9%

The breakdown of sales by product types in international markets is as follows:

International sales by product type

	For the Years ended June 30,
	2021		2020		Change
Product and service type	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	6,742,503	63.4%	6,349,328	67.5%	393,175	6.2%
Intelligent pet products	3,173,393	29.9%	2,289,677	24.4%	883,716	38.6%
Climbing hook	711,357	6.7%	760,223	8.1%	(48,866)	(6.4)%
Total international sales	$10,627,253	100.0%	$9,399,228	100.0%	$1,228,025	13.1%

Our total sales in international markets increased by approximately $1.2 million or 13.1% from approximately $9.4 million in fiscal 2020 to approximately $10.6 million in fiscal year 2021. We have seen strong recovery in U.S. and Canada consumer demand because of the stimulus plan. Our sales to U.S. market increased by approximately $1.1 million or 22.6% to approximately $6.0 million for fiscal 2021 from approximately $4.9 million for the same period last year. Our sales to Canada market increased by approximately $0.7 million or 144.9% to approximately $1.2 million for fiscal 2021 from approximately $0.5 million for the same period last year. However, due to the ongoing negative impact of the outbreak and spread of COVID-19 around the world, we still experienced weak market demand and received less sales orders from other international customers.

In terms of our international sales by product type and mix, sales of our traditional pet products and intelligent pet products increased by 6.2% and 38.6%, respectively, in fiscal 2021 as compared to fiscal 2020. However, our sales of climbing hooks decreased by approximately $48,866, or 6.4%, in fiscal 2021 as compared to fiscal 2020.

In fiscal 2021, we have started working with large retail chains in the US and Canada for the distribution of smart pet products under our own brand rather than just serving as an OEM supplier. In addition, we started expanding our sales on online shopping platforms, such as Amazon and Chewy to access more potential customers in a safely and timely manner. We expect that the revenue to be generated from these efforts could mitigate, at least in part, offset the decreased OEM sales in the United States and Canada and the mitigate the impact of the COVID-19. We also expect that the newly developed intelligent pet products will continue become the leading revenue source for our international sales.

The breakdown of sales by product types in China’s domestic market is as follows:

Domestic sales by product type

	For the Years ended June 30,
	2021		2020		Changes
Product and service type	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	7,588,989	55.4%	6,859,436	70.2%	729,553	10.6%
Intelligent pet products	4,627,677	33.8%	2,039,241	20.9%	2,588,436	126.9%
Climbing hook	629,329	4.6%	873,453	8.9%	(244,124)	(27.9)%
Dyeing services	817,145	6.0%	-	-	817,145	-
Other services	29,728	0.2%	-	-	29,728	-
Total sales in China domestic market	$13,692,868	100.0%	$9,772,130	100.0%	$3,920,738	40.1%

Our domestic sales increased by approximately $3.9 million or 40.1% from approximately $9.8 million in fiscal 2020 to approximately $13.7 million in fiscal 2021. The increase was mainly due to increased customer orders of our intelligent pet products.

With the booming of pet culture in China, more and more young consumers have become pet owners in Mainland China. There are growing demands for smart pet products, including App-controlled smart pet food feeders, pet water fountains, pet tracking devices and smart pet toys. In addition, the shopping channels are diversified due to the rapid change of technology and lifestyle. The younger generations are more tech savvy and more willing to purchase products from popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Therefore, during the year ended June 30, 2021, we increased our marketing activities and sales efforts in domestic market, especially on those online shopping sites and channels. As a result, our domestic sales of intelligent pet products increased approximately $2.6 million or 126.9% in fiscal 2021 as compared to the same period of 2020.

On the other hand, we continue to upgrade our traditional products, our domestic sales of traditional pet products increased approximately $0.7 million or 10.6% in fiscal 2021 as compared to the last year.

Cost of revenues

Cost of revenues decreased by approximately $1.6 million, or 9.6%, from approximately $16.8 million in fiscal 2020 to approximately $15.2 million in fiscal 2021. As a percentage of revenues, the cost of goods sold decreased by approximately 25.1 percentage points to 62.4% in fiscal 2021 from 87.5% in fiscal 2020. This was mainly because we continue to upgrade our production lines for both traditional and intelligent pet products to improve the productivity and lower the production costs. As a result, average unit cost associated with the sales volume for fiscal year 2021 decreased by 12.7% from approximately $1.23 per unit in fiscal 2020 to approximately $1.08 per unit in fiscal 2021.

Gross profit

Our gross profit increased by approximately $6.8 million or 282.8%, to approximately $9.2 million in fiscal 2021 from approximately $2.4 million in fiscal 2020 primarily because we continued to upgrade our production lines for both traditional and intelligent pet products, which led to the improved productivity and lower the production costs. Overall gross profit margin was 37.6%, an increase of 25.1 percentage points, for the year ended June 30, 2021 as compared to 12.5% for the year ended June 30, 2020.

Gross profit by product and service type

The following table presents the gross profit by product types for the year ended June 30, 2021 and 2020 as follows:

	For the Year ended June 30,
	2021		2020
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit Pct. Pt.

Traditional pet products	$4,738,159	33.1%	$1,195,356	9.0%	$3,542,803	24.1 pct.
Intelligent pet products	3,997,768	51.2%	723,005	16.7%	3,274,763	34.5 pct.
Climbing hook	423,143	31.6%	473,009	29.0%	(49,866)	2.6pct.
	9,159,070	39.0%	2,391,370	12.5%	6,767,700	26.5pct.
Service
Dyeing service	(23,957)	(2.9)%	-	-%	(23,957)	-
Other services	20,100	67.6%	-	-%	20,100	-
Total	$9,155,213	37.6%	$2,391,370	12.5%	$6,763,843	25.1pct.

Gross profit for traditional pet products increased by approximately $3.5 million in fiscal year 2021 as compared to fiscal year 2020. Gross profit margin increased by 24.1 percentage points from 9.0% in fiscal 2020 to 33.1% in fiscal 2021, mainly because we lowered the average unit cost due to improved manufacturing process and we disposed significant amount of obsoleted traditional pet product inventories in fiscal 2020.

Gross profit for intelligent pet products increased by approximately $3.3 million from $0.7 million in fiscal 2020 to $4.0 million in fiscal 2021. Gross profit margin increased by 34.5 percentage point from 16.7% in fiscal 2020 to 51.2% in fiscal 2021, mainly because we lowered the average unit cost of intelligent pet products due to improved manufacturing process.

Gross profit for climbing hook decreased by approximately $49,866 from $473,009 in fiscal 2020 to $423,143 in fiscal 2021, mainly driven by 25.7% decrease in sales volume. Overall gross margin for climbing hook increased by 2.6 percentage points from 29% in fiscal 2020 to 31.6% in fiscal 2021.

Gross profit from dyeing service and pet service were negative $23,957 and $20,100, respectively, and gross margin were (2.9)% and 67.6%, respectively, for the year ended June 30, 2021.

Expenses

	Years ended June 30,
	2021 ($)	2021 (%)	2020 ($)	2020 (%)	Changes ($)	Changes(%)
Selling expenses	1,815,771	24.9%	2,336,229	21.0%	(520,458)	(22.3)%
General and administrative expenses	4,941,036	67.7%	5,746,812	51.7%	(805,776)	(14.0)%
Research and development expenses	540,613	7.4%	1,528,062	13.8%	(987,449)	(64.6)%
Loss from disposal of fixed assets	-	-%	1,036,304	9.4%	(1,036,304)	(100.0)%
Impairment of fixed assets	-	-%	281,680	2.5%	(281,680)	(100.0)%
Impairment of investment in equity investees	-	-%	177,750	1.6%	(177,750)	(100.0)%
Total operating expenses	7,297,420	100%	11,106,837	100%	(3,809,417)	(34.3)%

Selling expenses. Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses decreased by $0.5 million, or 22.3% from approximately $2.3 million in fiscal 2020 to approximately $1.8 million in fiscal 2021. The decrease in selling expense was primarily due to decreased marketing promotion fess of $0.5 million, and decreased exhibition fees by approximately $0.1 million. As a percentage of sales, our selling expenses were 7.5% and 12.2% of our total revenues for the years ended June 30, 2021 and 2020, respectively.

General and administrative expenses. Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation and bad debt expenses as well as consulting expense. General and administrative expenses decreased by approximately $0.8 million or 14.0% from approximately $5.7 million in fiscal 2020 to approximately $4.9 million in fiscal 2021. The decrease was mainly due to decreased bad debts of approximately $0.8 million, decreased service fee of approximately $0.5 million, decreased entertainment expense of $0.2 million, offset by the increased depreciation and amortization expenses of $0.8 million as a result of our Dongguan Jiasheng and Zhangzhou Meijia facility have been transferred from Construction in Progress to fixed assets. As a percentage of sales, our general and administrative expenses were 20.3% and 30.0% of our total revenues for the years ended June 30, 2021 and 2020, respectively.

Research and development expenses. Our research and development expenses decreased by $1.0 million or 64.6% from $1.5 million in fiscal 2020 to $0.5 million in fiscal 2021. As a percentage of sales, our research and development expenses were 2.2% and 8.0% of our total revenues for the years ended June 30, 2021 and 2020, respectively. The decrease was due to less research activities in fiscal 2021.We expect R&D expenses to continue to increase, as we continue to expand our research and development activities to increase the use of environmentally-friendly materials, and develop more new high-tech products to meet customer demands.

Impairment of fixed assets. During the year ended June 30, 2020, given the Company’s net loss position, the management assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture low-end pet products would not recover the carrying value, as a result, we recorded an impairment of $281,680 on these fixed assets as of June 30, 2020. No such impairment in fiscal 2021.

Disposition of fixed assets. In connection with the relocation from old factory to new warehouse and manufacturing facilities in Dongguan Jiasheng as discussed above, we disposed some old fashioned or outdated molding machinery and equipment, which resulted in approximately $1.0 million loss from disposition of fixed assets in fiscal 2020.

Impairment of investment in equity investees. During the year ended June 30, 2020, we recorded a full impairment loss of $177,750 for the equity investment in Nanjing Rootaya. No such impairment in fiscal 2021.

Other income. Other income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties, gain from disposition of a subsidiary and other income. For the year ended June 30, 2021, the Company had other income of approximately $0.1 million, as compared to other income of approximately $0.3 million for fiscal 2020. The decrease of other income was mainly attributable to: 1) interest expense increased $0.3 million in fiscal 2021 as compared to fiscal 2020 due to more loan balance. 2) we had $0.4 million less foreign exchange gain in fiscal 2021 as compared to fiscal 2020 due to less favorable USD, Euro, and other currency exchange rates against RMB on our foreign currency denominated account receivables.

Income tax expense. Income tax expense increased by approximately $0.5 million or 289.9%, from income tax expense approximately $0.2 million in fiscal 2020, to income tax expense approximately $0.6 million in fiscal 2021. The increase was mainly due to increased taxable income and the accrued surcharge on unpaid income tax.

We had accrued tax liabilities of approximately $4.4 million and $2.8 million as of June 30, 2021 and 2020, respectively, mostly related to the unpaid income tax and business tax and accrued surcharge for overdue tax payment in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties. During fiscal 2021, we accrued and recorded surcharge for overdue tax payment of $669,650 associated with unpaid income tax liabilities as part of our income tax provision, which have been reflected in the consolidated statements of comprehensive income (loss). In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after we successfully completed our IPO and are in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of June 30, 2021. We believe it is likely that we can reach an agreement with the local tax authority to fully settle our tax liabilities within fiscal 2022 but cannot guarantee such settlement will ultimately occur.

Net income (loss). Net income was approximately $1.3 million for the years ended June 30, 2021, an increase of $9.8 million from net loss of $8.5 million in fiscal 2020. The net income was the result of increased sales and gross profit, and decreased operating expenses as discussed above.

Other comprehensive (loss) income. Foreign currency translation adjustments amounted to a gain of $4,879,315 and a loss of $1,896,934 for the years ended June 30, 2021 and 2020, respectively. The balance sheet amounts with the exception of equity at June 30, 2021 were translated at 6.4566 RMB to 1.00 USD as compared to 7.0721 RMB to 1.00 USD at June 30, 2020. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2021 and 2020 were 6.6221 RMB to 1.00 USD and7.0323 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2021	Year ended June 30, 2020
Impact on revenue	$(628,136)	$107,856
Impact on operating expenses	$(188,476)	$55,570
Impact on net income	$(33,551)	$(48,028)

For the year ended June 30, 2021, if using the RMB6.4566 to $1.00 (foreign exchange rate as of June 30, 2021), rather than the average exchange rate for the year ended June 30, 2021, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would be increased by $628,316, $188,476 and $33,551, respectively.

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

Revenue by Product Type

The following table sets forth the breakdown of our revenue by product type for the year ended June 30, 2020 and 2019:

	For the Years ended June 30,
	2020		2019
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Traditional pet products	13,208,764	68.9%	23,897,528	91.2%	(10,688,764)	(44.7)%
Intelligent pet products	4,328,918	22.6%	2,103,523	8.0%	2,225,395	105.8%
Climbing hooks	1,633,676	8.5%	215,464	0.8%	1,418,212	658.2%
Total	$19,171,358	100.0%	$26,216,515	100.0%	$(7,045,157)	(26.9)%

Product	Total Revenue for years ended June 30,		Units sold	Units sold	Variance in Units	% of units	Average unit price		Price
category	2020	2019	in 2020	in 2019	sold	variance	2020	2019	Difference
Traditional pet products	13,208,764	23,897,528	12,327,626	20,421,227	(8,093,601)	(39.6)%	1.1	1.2	(0.1)
Intelligent pet products	4,328,918	2,103,523	147,225	45,562	101,663	223.1%	29.4	46.2	(16.8)
Climbing hooks	1,633,676	215,464	1,113,775	137,019	976,756	712.9%	1.5	1.6	(0.1)
Total	$19,171,358	$26,216,515	13,588,626	20,603,808	(7,015,182)	(34.0)%	$1.4	$1.3	$0.1

Traditional pet products

Revenue from traditional pet products decreased by approximately $10.7 million or 44.7%, from approximately $23.9 million in fiscal 2019 to approximately $13.2 million in fiscal 2020. The decrease was mainly due to a 39.6% decrease in sales volume during fiscal 2021 compared to fiscal 2020 due to the impact of the COVID-19.

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

We sold certain intelligent pet products to Dogness Network and Linsun, and accordingly reported related party sales of $909,651 and $ 328,567, which accounted for 4.7% and 1.2% of our total revenue for the year ended June 30, 2020 and 2019.

Cost of revenue associated with the sales to these two related parties amounted to $633,132 and $202,606 for the years ended June 30, 2020 and 2019, respectively.

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the year ended June 30, 2020 and 2019:

	For the Years Ended June 30,
	2020		2019
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Mainland China	$9,772,130	51.0%	$15,082,443	57.5%	(5,310,313)	(35.2)%
United States	4,918,400	25.7%	5,522,008	21.1%	(603,608)	(10.9)%
Europe	1,699,231	8.9%	2,510,190	9.6%	(810,959)	(32.3)%
Japan and other Asian countries and regions	1,636,362	8.5%	1,703,102	6.5%	(66,740)	(3.9)%
Australia	564,550	2.9%	216,993	0.8%	347,557	160.2%
Canada	482,057	2.5%	950,353	3.6%	(468,296)	(49.3)%
Central and South America	98,628	0.5%	231,426	0.9%	(132,798)	(57.4)%
Total	$19,171,358	100%	$26,216,515	100%	$(7,045,157)	(26.9)%

The breakdown of sales by product types in international markets is as follows:

International sales by product type

	For the Years ended June 30,
	2020		2019		Change
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	6,349,328	67.6%	10,024,611	90.0%	(3,675,283)	(36.7)
Intelligent pet products	2,289,677	24.4%	893,997	8.0%	1,395,680	156.1%
Climbing hook	760,223	8.1%	215,464	1.9%	544,759	252.8%
Total international sales	$9,399,228	100.0%	$11,134,072	100.0%	$(1,734,844)	(15.6)%

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

In terms of our international sales by product type and mix, sales of our traditional pet products decreased by 36.7%, respectively, in fiscal 2020 as compared to fiscal 2019. However, our sale of intelligent pet products increased approximately $1.4 million or 156.1% and our climbing hooks increased by approximately $0.5 million or 252.8%, respectively, in fiscal 2020 as compared to fiscal 2019.

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

The breakdown of sales by product types in China’s domestic market is as follows:

Domestic sales by product type

	For the Years ended June 30,
	2020		2019		Changes
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	6,859,436	70.2%	13,872,917	92.0%	(7,013,481)	(50.6)
Intelligent pet products	2,039,241	20.9%	1,209,526	8.0%	829,715	68.6%
Climbing hook	873,453	8.9%	-	-%	873,453	-%
Total sales in China domestic market	$9,772,130	100.0%	$15,082,443	100.0%	$(5,310,313)	(35.2)%

Our domestic sales decreased approximately $5.3 million or 35.2% from approximately $15.1 million in fiscal 2019 to approximately $9.8 million in fiscal 2020. The decrease was mainly due to reduced customer orders of our traditional pet products. As a result of our business strategy shifts from focusing on sales of traditional pet products to focusing on promoting the sales of our intelligent pet products, we reduced the manufacturing and sales of some low-end pet leash products made of fabric. In addition, the COVID-19 outbreak and spread in China led to significant reduced customers’ orders under this difficult circumstance and our delayed fulfillment of sales orders due to travel ban, quarantine and restrictions of transportation and logistics. As a result, our sales of traditional pet products decreased approximately $7.0 million, or 50.6% in fiscal 2020 as compared to fiscal 2019. However, our sales of intelligent pet products increased approximately $0.8 million or 68.6% as compared to fiscal 2019 because we adjusted and lowered down the selling price of certain intelligent pet products to stimulate customer purchase in response to the COVID-19 impact. Our outdoor sports accessories sales, mainly climbing hooks, also increased by approximately $0.9 million in China’s domestic market during the year ended June 30, 2020 due to more popularity of outdoor activities in China.

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

Cost of revenues

Cost of revenues was approximately $16.8 million in both fiscal 2020 and 2019. As a percentage of revenues, the cost of goods sold increased by approximately 23.5 percentage points to 87.5% in fiscal 2020 from 64.0% in fiscal 2019. This was mainly because of: 1) increased costs associated with our intelligent pet products and increased costs associated with the fulfillment of customized orders for our traditional pet products. 2) the production facilities in Meijia started operating in Fiscal 2019, which resulted in a significant increase of depreciation costs as compared to fiscal 2019. 3) In connection with the relocation of our new warehouse and manufacturing facilities under Dongguan Jiasheng in June 2020, as well as upgrading our product structures, we assessed our obsolete and slow-moving inventory balance and recorded an one-time inventory reserve of approximately $1.2 million which increased the cost of sales as a percentage of revenue. As a result, average unit cost associated with the sales volume for fiscal year 2020 increased by 51.6% from approximately $0.81 per unit in fiscal 2019 to approximately $1.23 per unit in fiscal 2020.

Gross profit

Our gross profit decreased by approximately $7.0 million or 74.6%, to approximately $2.4 million in fiscal 2020 from approximately $9.4 million in fiscal 2019 primarily attributable to decreased sales volume of our traditional pet products and increased costs associated with our intelligent pet products and traditional pet products. In addition, in response to the COVID-19 outbreak and spread, in order to promote our sales of intelligent pet products and climbing hook products, we lowered down the selling price to stimulate customer purchase. The change in selling price also reduced our profitability to certain extent. Furthermore, as discussed above, in connection with the relocation of our new warehouse and manufacturing facilities under Dongguan Jiasheng in June 2020, as well as upgrading our product structures, we assessed our obsolete and slow-moving inventory balance and recorded an one-time inventory reserve of approximately $1.2 million which increased the cost of revenues. Our average unit cost associated with the sales volume for fiscal year 2020 increased by 51.6% from approximately $0.81 per unit in fiscal 2019 to approximately $1.23 per unit in fiscal 2020.

As a result, overall gross profit margin was 12.5%, a decrease of 23.5 percentage points, as compared to 36.0% in fiscal 2019.

Gross profit by Product Type

The following table presents the gross profit by product types for the year ended June 30, 2020 and 2019 as follows:

	For the Year ended June 30,
	2020		2019
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit Pct. Pt.

Traditional pet products	1,195,356	9.0%	8,535,227	35.7%	(7,339,871)	(26.7)pct.
Intelligent pet products	723,005	16.7%	824,572	39.2%	(101,567)	(22.5)pct.
Climbing hook	473,009	29.0%	70,206	32.6%	402,803	(3.6)pct.
Total	$2,391,370	12.5%	$9,430,005	36.0%	$(7,038,635)	(23.5)pct.

Gross profit for traditional pet products decreased by $7.3 million in fiscal year 2020 as compared to fiscal year 2019. The decrease was mainly due to the increased raw material costs because we produced more leather products instead of fabric products to fulfill customized orders as compared to fiscal 2019. In addition, in connection with the relocation of our new warehouse and manufacturing facilities, as well as upgrading our product structures as discussed above, we recorded approximately $1.2 million inventory reserve for obsolete and slow-moving traditional pet products which increased the cost of revenues and reduced our gross profit on these traditional pet products.

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

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended June 30,
	2021	2020	2019
Net cash provided by (used in) operating activities	$3,752,232	$(2,212,271)	$(1,268,951)
Net cash used in investing activities	(11,245,631)	(2,457,921)	(1,622,638)
Net cash provided by (used in) financing activities	11,051,571	3,041,584	(1,648,119)
Effect of exchange rate change on cash	110,709	345,329	4,625
Net increase (decrease) in cash	3,668,881	(1,283,279)	(4,535,083)
Cash and restricted cash, beginning of year	1,266,873	2,550,152	7,085,235
Cash and restricted cash, end of year	$4,935,754	$1,266,873	$2,550,152

Operating Activities

Net cash provided by operating activities was approximately $3.7 million in fiscal 2021, including net income of $1.3 million, offset adjusted for non-cash items for approximately $3.3 million (including depreciation and amortization of $3.1 million, amortization of ROU assets of $0.4 million, and stock-based compensation of $0.2 million and deferred tax expense negative $0.5 million) and adjustments for changes in working capital around negative $0.8 million. The adjustments for changes in working capital mainly included increase of $1.2 million in inventories due to increased sales orders, decreased of 0.6 million in accrued expenses and other liabilities and increased of $0.5 million in accounts receivable, offset by increase of $1.3 million in taxes payable.

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

Investing Activities

Net cash used in investing activities was approximately $11.2 million in fiscal 2021, as compared to net cash used in investing activities of $2.5 million in fiscal 2020, primarily due to purchased approximately $0.8 million machinery and equipment to improve our production capacity, spent approximately $13.7 million on our construction-in-progress projects for improvement of our manufacturing facilities and warehouse. We also paid additional capital contributions of approximately $0.2 million to one of our long-term equity investees. offset by we decreased purchase in short-term investment of $3.3 million

Net cash used in investing activities was approximately $2.5 million in fiscal 2020, as compared to net cash used in investing activities of $1.6 million in fiscal 2019, primarily due to purchased approximately $0.8 million machinery and equipment to improve our production capacity, spent approximately $8.6 million on our construction-in-progress projects for improvement of our manufacturing facilities and warehouse. We also paid additional capital contributions of approximately $0.3 million to two of our long-term equity investees. On the other hand, we decreased purchase in short-term investment of $7.2 million when we collected the investment upon maturity of these interest-bearing wealth management financial products and used such cash to invest on our construction-in-progress projects.

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

Financing Activities

Net cash provided by financing activities was approximately $11.1 million in fiscal 2021. During fiscal 2021, we had net proceeds from initial public offering of approximately $6.6 million, we net proceeds from bank loan of approximately $2.4 million and net proceeds from related party of approximately $1.9 million We also received capital contribution of approximately $0.1 million from non-controlling shareholders in Dogness Culture.

Net cash provided by financing activities was approximately $3.0 million in fiscal 2020. During fiscal 2020, we had proceeds from short-term bank loan were approximately $5.2 million and our repayments of short-term bank loans upon maturity were approximately $2.9 million. We also received capital contribution of approximately $0.6 million from non-controlling shareholders in Dogness Culture.

Net cash used in financing activities was approximately $1.6 million in fiscal 2019. During fiscal 2019, we had proceeds from short-term bank loan of approximately $2.9 million and our repayments of short-term bank loans upon maturity were approximately $4.7 million.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2021:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$1,294,863	$171,803	$404,767	$479,848	$238,445
Repayment of bank loan (2)	8,058,470	1,500,862	4,758,373	832,150	967,085

Capital injection obligation (3)	9,867,130	-	—	2,679,770	7,187,360
Capital expenditures on Dongguan Jiasheng (4)	10,803,343	7,217,370	2,177,108	1,408,865	-
Capital expenditures on Dogness Culture (5)	106,718	106,718	-	-	-
Total	$30,130,524	$8,996,753	$7,340,248	$5,400,633	$8,392,890

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements. We adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities.

(2)

As of June 30, 2021, the Company had a loan balance of RMB47,475,942 ($7,354,024) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with effective interest rate of 6.55% per annum.

As of June 30, 2021, the Company had a loan balance of $704,446 borrowed from Cathay Bank. The loan has a term of two years from February 6, 2020 to February 6, 2022 with the U.S. prime rate.

(3)

On July 6, 2018, a new entity named Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $12.4 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $7.2 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation of Intelligence, the Company is required to complete the capital contribution before May 22, 2038.

The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of June 30, 2021, future registered capital contribution commitments for Meijia was RMB 17.3 million ($2.7 million), respectively. As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB 17.3 million ($2.7 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

(4)

Dongguan Jiasheng is also working on a capital project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB 230.8 million ($35.8 million). As of June 30, 2021, the Company had substantially completed this project and transferred most of the related CIP to fixed assets. As of June 30, 2021, the Company has made total payments of approximately RMB 161.3 million ($25.0 million) in connection to this project, which resulted in future minimum capital expenditure payments of RMB 69.5 million ($10.8 million) and the Company recorded approximately $10.7 million unpaid costs in connection to this CIP project in accrued liabilities and other payable.

(5)	Dogness Culture is also working on a capital project to decorate a pet themed retail store. Total budget is RMB 2.2 million ($0.3 million). As of June 30, 2021, the Company has spent RMB 1.5 million ($0.2 million).

In connection with the Company’s construction-in-progress (“CIP”) projects on Dongguan Jiasheng and Dogness Culture, from July 2021 to October 2021, the Company made payments of RMB 32.1 million ($5.0 million) on these projects.

As a result of the subsequent payments for the registered capital injection to meet the SAIC requirement, capital expenditure on the CIP project and subsequent changes in the loan balance as discussed above, the Company’s material contractual obligations as of the date of this filing has been lowered down to the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$1,294,863	$171,803	$404,767	$479,848	$238,445
Repayment of bank loan	8,193,983	1,636,376	4,758,373	832,150	967,084
Capital injection obligation	9,867,130	-	—	2,679,770	7,187,360
Capital expenditures on Dongguan Jiasheng	5,872,427	2,286,454	2,177,108	1,408,865	-
Capital expenditures on Dogness Culture	58,141	58,141	-	-	-
Total	$25,286,544	$4,152,774	$7,340,248	$5,400,633	$8,392,889

As reflected in the Company’s consolidated financial statements, the Company had cash balance of approximately $4.9 million as of June 30, 2021, and the cash provided by operating activities was approximately $3.8 million for the year ended June 30, 2021. As of June 30, 2021, the Company had future minimum capital expenditure commitment on its construction-in-progress projects of approximately $7.3 million within the next twelve months and additional $3.6 million for the next five years. In addition, the Company had unpaid tax liabilities of $4.4 million as of June 30, 2021, which may be required to be settled with local tax authority in the near future. Furthermore, the ongoing COVID-19 pandemic may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfill customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

The Company currently plans to fund its operations and support its ongoing construction-in-progress projects mainly through cash flow from its operations, remaining cash from its January 2021 equity financing, July 2021 equity financing, renewal of bank borrowings, borrowing from related parties and additional equity financing from outside investors, if necessary, to ensure sufficient working capital. However, no assurance can be given that additional financing, if required, would be available on favorable terms or at all. If the available fund is not sufficient to meet the required minimum capital expenditures on the CIP projects, the Company may adjust the CIP capital expenditure budget and slow down the CIP construction to appropriate level.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date of this filing.

Loan Facilities

As of June 30, 2021, and 2020, the details of all our short-term bank loans are as follows:

	As of June 30,
	2021	2020
Bank of Communications of China (“BCC”):
Effective interest rate at 5.655%, due on August 20, 2019 (1)	$-	$2,545,200

Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 5.655%, due on January 10, 2019 (2)	-	1,696,800

Cathay Bank
Effective interest rate at 4.25%, due on February 6, 2022 (3)	704,446	900,000

Total	$704,446	$5,142,000

(1)	In August 2019, the Company entered into two loan agreements with BCC Dongguan Branch to borrow total of RMB 18 million ($2.5 million) as working capital for one year. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company’s subsidiary Meijia pledged its land use right of approximately $2.1 million and buildings of approximately $8.2 million as collaterals to secure these loans (see Note 6 and Note 7). In addition, Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loans. The Company fully repaid the loans in July 2020 upon maturity.

(2)	On August 9, 2019, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 12 million ($1.7 million) as working capital for one year. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.345 basis points. Mr. Silong Chen, pledged his personal assets as the collateral to secure this loan. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, the relatives of Mr. Silong Chen, and Dongguan Dogness also provided the joint guarantee to this loan. The Company fully repaid the loan in July 2020 upon maturity.

(3)	On February 6, 2020, one of the Company’s U.S. subsidiary Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which, Dogness Group may borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets. As of June 30, 2021, the outstanding balance was $704,446, which was recorded as current liabilities because Dogness Group plans to repay this loan within one year.

Long-term loan consisted of the following:

	As of June 30,
	2021	2020
Southwestern National Bank
Paycheck Protection Program Loan (PPP) Loan	$-	$73,300
Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	7,354,024	-
Total	7,354,024	73,300
Less: current portion of long-term loans	796,416
Long-term loans	$6,557,608	$73,300

On May 11, 2020, Dogness Group, applied for and received funding for a loan totaling $73,300 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), which is part of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), enacted on March 27, 2020. Under the terms of the SBA PPP loan, up to 100% of the principal and accrued interest may be forgiven if certain criteria are met and the loan proceeds are used for qualifying expenses such as payroll costs, benefits, rent, and utilities as described in the CARES Act. The interest rate on this loan is 1% per annum and any portion of the principal and accrued interest that is not forgiven is required to be repaid by May 11, 2022. In January 2021, Dogness Group received PPP loan forgiveness notice to waive the principal and accrued interest.

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB50 million ($7.7 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have terms of eight years with a maturity date on July 16, 2028. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $2.1 million and buildings of approximately $5.7 million from Meijia as collateral to secure total loans of RMB 30 million ($4.6 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of RMB 20 million ($3.1million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. During the year ended June 30, 2021, the Company repaid RMB 2.5 million ($0.4 million) with an outstanding balance of RMB 47.5 million ($7.4 million) as of June 30, 2021.

Impact of COVID-19

The Company’s business operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19). The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent. Although the Company resumed its normal business operations in late March 2020, its export sales to international markets were reduced. The Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak and the impact on the Company’s customers, which are still uncertain and cannot be reasonably estimated at this point of time.

Impact of Inflation

The Company’s business operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19). The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent. Although the Company resumed its normal business operations in late March 2020, the COVID-19 pandemic continues to create volatility in the Company’s business performance.

During fiscal 2021, the global supply chain was disrupted due to container shortages. Transportation was delayed and U.S. port congestion interrupted the flow of the Company’s inventory for North America market, which caused delay of shipments and result in lower-than-expected revenue growth. In addition, the ongoing COVID-19 pandemic has led to a general slow-down in the global economy and reduced the amount of discretionary income available for consumers to purchase its products. The Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak globally, which are still uncertain and cannot be reasonably estimated at this point of time.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 44% and 49% of our revenue for the years ended June 30, 2021 and 2020, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. In fiscal 2021, the value of the RMB appreciated in relation to the U.S. dollar by approximately 8.70%. In fiscal 2020, the value of the RMB depreciated in relation to the U.S. dollar by approximately 3.01%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

RMB against the USD (%)
2020	(8.70)%
2019	3.01%
2018	2.86%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2021 and 2020 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2021, 2020 and 2019, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in selling expenses. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

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

As of June 30, 2021 and 2020, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2021, 2020 and 2019 are disclosed in notes of this consolidation financial statements.

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

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities.

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

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of ASU 2019-12 does not have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should reevaluate whether a callable debt security is within the scope of ASC 310-20-35-33. As revised, ASC 310-20-35-33 requires that, for each reporting period, to the extent the amortized cost basis of an individual callable debt security exceeds the amount repayable by the issuer at the next call date, the excess (i.e., the premium) should be amortized to the next call date, unless the guidance in ASC 310-20-35-26 is applied to consider estimated prepayments. For purposes of this guidance, the next call date is the first date when a call option at a specified price becomes exercisable. Once that date has passed, the next call date is when the next call option at a specified price becomes exercisable, if applicable. If there is no remaining premium or if there are no further call dates, the entity should reset the effective yield using the payment terms of the debt security. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

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

Yunhao Chen

Effective May 28, 2017, we entered a written employment agreement with Dr. Chen to serve as our Chief Financial Officer. Under the terms of Dr. Chen’s employment agreement, she was entitled to base compensation of $10,000 per month through December 31, 2017. Beginning in January 2018, Dr. Chen’s salary increased to $150,000 per year. Effective as of the closing of our initial public offering, Dr. Chen received options to purchase 120,000 Class A Common Shares for a purchase price of $1.50 per share, which options vested monthly at a rate of 5,000 per month for the next two years following the completion of the offering, with the first tranche vesting one month after completion of the offering. Dr. Chen’s employment agreement was for a term of two years initially and renewed in 2019 with no fixed term and may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event she is unable to perform assigned tasks or the parties are unable to agree to changes to her employment agreement.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2021, 2020 and 2019 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of each of June 30, 2021, 2020 and 2019, we had five (5) directors. Other than Qingshen Liu, who received approximately $0, 8,000, and 8,000 for services in each of 2021 and 2020 and 2019 and Changqing Shi, who received approximately 9000 and $5,000 for services in fiscal 2021 and 2020, none of the Non-Employee Directors received any compensation in fiscal year 2021, 2020, and 2019, and Mr. Silong Chen and Dr. Yunhao Chen did not receive any compensation other than as employees of our company.

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

Director Name	Audit Committee		Compensation Committee		Nominating Committee
Zhiqiang Shao		(1)(2)(3)		(1)		(1)
Changqing Shi		(1)		(1)		(1)(2)
Qingshen Liu		(1)		(1)(2)		(1)

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

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

D. Employees

As of October 27, 2021, we employed a total of 269 full-time and 44 part-time employees. As of June 30, 2021, we employed a total of 272 full-time and 59 part-time employees. As of June 30, 2020, we employed a total of 197 full-time and 83 part-time employees. As of June 30, 2019, we employed a total of 225 full-time and 130 part-time employees. Other than as noted in the table, all employees are full-time employees.

Department	October 30, 2021	June 30, 2021	June 30, 2020	June 30, 2019
Senior Management	11	11	12	11
Human Resources & Administration	9	9	12	25
Finance	13	13	11	11
Research & Development	22	22	17	14
Production & Procurement (full time)	201	205	126	140
Production & Procurement (part time)	44	59	83	130
Sales & Marketing	13	12	19	24
Total	313	331	280	355

All but five (5) of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2021, we contributed in aggregate approximately $310,390 to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2020, we contributed in aggregate approximately $0.1 to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2019, we contributed in aggregate approximately 0.4 million to the employee benefit plans and social insurance but did not provide housing funds. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

As of the date of this report, we have authorized 100,000,000 Common Shares, of $0.002 par value per share, of which 31,802,934 Common Shares are issued and outstanding. Our Common Shares consist of (a) 90,931,000 authorized Class A Common shares, of which 22,733,934 Class A Common Shares are issued and outstanding, (b) 9,069,000 authorized Class B Common Shares, all of which are issued and outstanding.

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

Unless otherwise provided in the grant, any options granted will vest at a rate of one third (1/3) per year for three (3) years and have a per share exercise price equal to the fair market value of one of our Common Shares on the date of grant. As of June 30, 2021, we had outstanding options to purchase an aggregate of 490,000 Class A Common Shares that are exercisable at a purchase price of $1.50 per share, of which 483,341 options were vested. We may grant options under this pool to certain other employees in the future. We have not yet determined the recipients of any such grants.

Common Shares

General

All of our outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Common Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares. As of the date of this report, we have (a) 9,069,000 Class B Common shares and (b) 22,733,934 Class A Common Shares issued and outstanding.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Common Shares as of October 27, 2021 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;
●	Each of our directors and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 31,802,934 Common Shares outstanding as of October 27, 2021. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 27, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217. As of the date of the report, we have approximately 9 shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our Common Shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of Voting
	Number	Percent	Power (2)
Named Executive Officers and Directors:
Silong Chen(3)	9,289,000	29.0%	55.1%
Zhiqiang Shao	0	0%
Changqing Shi	0	0%
Qingshen Liu	0	0%
Yunhao Chen(4)	120,000	*	*
5% or Greater Shareholders
Fine victory holding company Limited(3)	9,069,000	28.6%	54.5%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Common Shares and granted options to the extent such options will vest within 60 days after October 27, 2021.

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

(4) Consists of vested options to purchase 120,000 Class A Common Shares.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since July 1, 2019, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

(1)	Due from related party

As of June 30, 2021 and 2020, due from related parties consist of the following:

	As of June 30,
	2021	2020
Linsun	$32,118	$-
Dogness Network	410	-
	$32,528	$-

(2)	Accounts receivable from related parties

As of June 30, 2021 and 2020 accounts receivable balances due from related parties were as follows:

	As of June 30,
	2021	2020
Accounts receivable - related parties:
-Dogness Network	$515,193	$559,465
Total	$515,193	$559,465

As of June 30, 2021, total accounts receivable from these two related parties amounted to $515,193, among which $404,504 has been collected as of the date of this report.

(3)	Due to a related party

	As of June 30,
	2021	2020
Mr. Silong Chen	$2,001,940	$25,462

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(4)	Accounts payable to related parties

Accounts payables to related parties consisted of the following

	As of June 30,
	2021	2020
Accounts payable - related parties:
-Linsun	$350,199	$301,555
-Dogness Network	-	3,660
Total	$350,199	$305,215

(5)	Sales to related parties

Revenue from related parties consisted of the following:

	For the years ended June 30,
Name	2021	2020	2019
Linsun	$-	$72,987	$185,126
Dogness Network	1,207,686	836,664	143,441
Total	$1,207,686	$909,651	$328,567

Cost of revenue associated with the sales to these two related parties amounted to $663,742, $633,132 and 202,606 for the years ended June 30, 2021, 2020 and 2019, respectively.

(6)	Purchase from related parties

During the year ended June 30, 2021, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices from Linsun. For the year ended June 30, 2020, the Company also purchased from Dogness Network. Total purchases from Linsun and Dogness Network amounted to $3,015,442 and $2,191,458 for the years ended June 30, 2021 and 2020, respectively.

During the year ended June 30, 2020, the Company also purchased a total of $205,328 pet shampoo from Guangdong Dogness Biotechnology Co., Ltd., an entity related to one of the Company’s shareholders.

(7)	Lease arrangement with related party

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $250,000 and is subject to 15% increase every three years. For the year ended June 30, 2021, the Company recorded rent income of $300,511 and $89,411 as other income through leasing the manufacturing facilities to Linsun.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $36,000 and is subject to 15% increase every three years. For the year ended June 30, 2021 and 2020, the Company recorded rent income of $52,796 and $Nil as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Gongdong Dogness, which enabled Gongdong Dogness to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Gongdong Dogness amounted to $1,812. For the year ended June 30, 2021 and 2020, the Company recorded rent income of $1,661 and $Nil as other income through leasing the manufacturing facilities to Gongdong Dogness.

(8)	Loan guarantee provided by related parties

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

As of October 27, 2021, there were approximately 9 holders of record of our Class A Common Shares. This excludes our Class A Common Shares owned by shareholders holding Class A Common Shares under nominee security position listings. On October 27, 2021, the last sales price of our Class A Common Shares as reported on the NASDAQ Global Market was 3.89 per common share.

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

C. Material contracts

On July 15, 2021, the Company and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which the Company agreed to sell to investors an aggregate of 2,178,120 Class A Common Shares. The common share purchase price was $1.82 per share. After payment of expenses, the Company received approximately $3.4 million in net proceeds from the sale of the common shares. Additionally, the Company also issued warrants to purchase 174,249 common shares to the placement agent exercisable at $1.82 per share.

On January 15, 2021, the Company and certain institutional investors entered into a securities purchase agreement in connection with an offering (the “Offering”), pursuant to which the Company agreed to sell to investors an aggregate of 3,455,130 Class A Common Shares and investor warrants to initially purchase an aggregate of 1,727,565 Class A Common Shares. The common share purchase price was $2.15 per Class A Common Share; and the investor warrants are initially exercisable at $2.70 per share. The aggregate gross proceeds from the sale of the Class A Common Shares, before deducting fees to the Placement Agent and other estimated offering expenses payable by the Company was approximately $7.4 million. This amount did not include any proceeds from warrant exercises.

D. Exchange controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange Control

Regulation of Dividend Distribution

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Dividend Distributions

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

In the year ended June 30, 2021, we had approximately $7.4 million in outstanding bank loans, with weighted average annual interest rates of 6.24% and approximately $0.7 million in outstanding bank line of credit with interest rate of 4.25%. As of June 30, 2021, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit/loss attributable to equity owners of our company would have been approximately RMB 0.6 million ($0.09 million) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

The Company had short-term investments of $549,895 as of June 30, 2021. The Company had short-term investments of $3,551,968 as of June 30, 2020. The Company had short-term investments of $11,073,200 as of June 30, 2019. The Company recorded interest income of $48,058, $243,661, and $536,345 for the years ended June 30, 2021, 2020 and 2019, respectively. We had no long-term held-to-maturity investments as of June 30, 2021, 2020 or 2019.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.86% in 2019, depreciated by 3.01% in 2020, and appreciated by 8.70% in 2021. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2021	Year ended June 30, 2020
Impact on revenue	$(628,136)	$107,856
Impact on operating expenses	$(188,476)	$55,570
Impact on net income	$(33,551)	$(48,028)

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

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

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2021. Based on the assessment, management determined that, as of June 30, 2021, we did not maintain effective internal control over financial reporting as we did not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedures.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of June 30, 2021, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training. The Company also plans to take other steps to strengthen our internal control over financial reporting, including training of the current accounting personal regarding U.S. GAAP and SEC reporting regulations; establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

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

Item 16C. Principal Accountant Fees and Services

Prager Metis CPAs, LLC was appointed by the Company on August 2, 2021 to serve as its independent registered public accounting firm for fiscal 2021.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year 2021, Prager Metis CPAs, LLC’s audit fees were $250,000; during the fiscal years of 2021 and 2020, Friedman LLP’s audit fees were $50,000 and $245,000, respectively.

Audit-Related Fees

During fiscal year 2021, Prager Metis CPAs, LLC’s audit-related fees were $0; during the fiscal years of 2021 and 2020, Friedman LLP’s audit-related fees were $nil  and $nil, respectively.

Tax Fees

During fiscal year 2021, Prager Metis CPAs, LLC’s tax fees were $0; during the fiscal years of 2021 and 2020, Friedman LLP’s tax fees were $nil and $nil, respectively.

All Other Fees

During fiscal year 2021, Prager Metis CPAs, LLC’s other fees were $0; during the fiscal years of 2021 and 2020, Friedman LLP’s other fees were $30,000 and $6,620, respectively

Audit Committee Pre-Approval Policies

Before Prager Metis CPAs, LLC was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Prager Metis CPAs, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2021 that were attributed to work performed by persons other than Prager Metis CPAs, LLC’s full-time permanent employees was less than 30%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2021.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

1.1	Articles of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
1.2	Memorandum of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.1	Specimen Class A Common Share Certificate (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.2	Form of Underwriter Warrant (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.3	Form of Incentive Securities Plan (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.1	Employment Agreement with Mr. Silong Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.2	Employment Agreement with Dr. Yunhao Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.3	Form of Subscription Agreement (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.4	Form of Purchase Order Agreement with Petco (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.5	Summary Translation of Form of Purchase Framework Agreement with Dongguan Silk Import and Export Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.6	Summary Translation of Form of Purchase Framework Agreement with Dongguan Anyi Trading Co. (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.7	Form of Purchase Order between Xiamen Xianglu Chemical Fiber Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.8	Summary Translation of Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Dongguan University of Technology (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.9	Form of Securities Purchase Agreement dated January 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on December 7, 2021)
4.10	Form of Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)
4.11	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)
4.12	Form of Securities Purchase Agreement dated July 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on July 15, 2021)

4.13	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated July 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)
4.14	Form of Placement Agent Agreement dated July 15, 2021 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)
8.1	List of subsidiaries (filed herewith)
11.1	Code of Business Conduct and Ethics of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
15.1	Consent of Friedman LLP (filed herewith)
15.2	Consent of Prager Metis CPAs, LLC (filed herewith)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dogness (International) Corporation

By:	/s/ Silong Chen
Name:	Silong Chen
Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Dogness (International) Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Dogness (International) Corporation (the “Company”) as of June 30, 2021, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity and cash flows for the year ended June 30, 2021, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows the year ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2021.

Hackensack, New Jersey

October 29, 2021

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

New York, New York

October 30, 2020

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2021	2020
ASSETS
CURRENT ASSETS
Cash	$4,912,442	$1,266,873
Restricted cash	23,312	-
Short-term investments	549,895	3,551,968
Accounts receivable from third-party customers, net	2,367,326	1,916,840
Accounts receivable – related parties	515,193	559,465
Inventories, net	4,203,163	2,860,700
Due from related parties	32,528	-
Prepayments and other current assets	1,662,272	1,471,612
Total current assets	14,266,131	11,627,458

Property, plant and equipment, net	69,876,039	43,533,512
Right-of-use lease assets	5,170,395	5,123,898
Intangible assets, net	2,223,285	2,104,803
Long-term investments in equity investees	1,703,900	1,046,360
Deferred tax assets	605,658	115,230
TOTAL ASSETS	$93,845,408	$63,551,261

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$704,446	$5,142,000
Current portion of long-term loan	796,416	-
Accounts payable	847,151	705,223
Accounts payable – related parties	350,199	305,215
Due to a related party	2,001,940	25,462
Advance from customers	209,508	152,299
Taxes payable	4,443,192	2,814,411
Accrued liabilities and other payable	11,737,680	1,452,408
Operating lease liabilities, current	171,803	172,716
Total current liabilities	21,262,335	10,769,734

Long term bank loan	6,557,608	73,300
Operating lease liabilities, non-current	1,123,060	1,200,299
TOTAL LIABILITIES	28,943,003	12,043,333

Commitments

EQUITY
Common stock, $0.002 par value, 100,0000,000 shares authorized, 29,624,814 and 25,913,631 issued and outstanding as of June 30, 2021 and 2020, respectively
Class A Common stock	41,111	33,689
Class B Common stock	18,138	18,138
Additional paid-in capital	60,355,278	53,221,610
Statutory reserve	291,443	191,716
Retained earnings	4,628,708	3,216,071
Accumulated other comprehensive loss	(960,285)	(5,787,965)
Total Dogness (International) Corporation stockholders’ equity	64,374,393	50,893,259

Noncontrolling interest	528,012	614,669
Total equity	64,902,405	51,507,928

TOTAL LIABILITIES AND EQUITY	$93,845,408	$63,551,261

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2021	2020	2019

Revenues- third party customers	$23,112,435	$18,261,707	$25,887,948
Revenues – related parties	1,207,686	909,651	328,567
Total Revenues	24,320,121	19,171,358	26,216,515

Cost of revenues – third party customers	(14,501,166)	(16,146,856)	(16,583,904)
Cost of revenues – related parties	(663,742)	(633,132)	(202,606)
Total cost of revenues	(15,164,908)	(16,779,988)	(16,786,510)
Gross Profit	9,155,213	2,391,370	9,430,005

Operating expenses:
Selling expenses	1,815,771	2,336,229	2,101,403
General and administrative expenses	4,941,036	5,746,812	6,015,901
Research and development expenses	540,613	1,528,062	673,131
Loss from disposal of fixed assets	-	1,036,304	-
Impairment of fixed assets	-	281,680	-
Impairment loss of investment in equity investees	-	177,750	-
Total operating expenses	7,297,420	11,106,837	8,790,435

Income (loss) from operations	1,857,793	(8,715,467)	639,570

Other income (expenses):
Interest income (expense), net	(264,408)	15,560	616,878
Foreign exchange transaction gain (loss)	(228,260)	214,171	503,528
Other income (expenses), net	215,233	23,937	23,498
Rental income from related parties	354,968	89,411	-
Gain from disposition of a subsidiary	5,162	-	-
Total other income (expense)	82,695	343,079	1,143,904

Income (loss) before income taxes	1,940,488	(8,372,388)	1,783,474
Provision for income taxes	641,460	164,537	380,296
Net income (loss)	1,299,028	(8,536,925)	1,403,178
Less: net loss attributable to noncontrolling interest	(213,336)	(95,366)	(18,603)
Net income (loss) attributable to Dogness (International) Corporation	1,512,364	(8,441,559)	1,421,781

Other comprehensive income (loss):
Foreign currency translation income (loss)	4,879,315	(1,896,934)	(2,010,170)
Comprehensive income (loss)	6,178,343	(10,433,859)	(606,992)
Less: comprehensive loss attributable to noncontrolling interest	(161,701)	(98,635)	(19,224)
Comprehensive income (loss) attributable to Dogness (International) Corporation	$6,340,044	$(10,335,224)	$(587,768)

Income (loss) earnings Per share
Basic	$0.05	$(0.33)	$0.05
Diluted	$0.05	$(0.33)	$0.05

Weighted Average Shares Outstanding
Basic	27,499,367	25,913,631	25,913,631
Diluted	27,554,811	25,913,631	25,941,606

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2021, 2020 AND 2019

	Common Stock				Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Capital	Reserves	Earnings	Loss	interest	Total
Balance at June 30, 2018	16,844,631	$33,689	9,069,000	$18,138	$52,144,891	$164,367	$10,263,198	$(1,884,751)	$-	$60,739,532
Net income (loss) for the year	-	-			-	-	1,421,781	-	(18,603)	1,403,178
Options granted for services	-	-			682,254	-	-	-	-	682,254
Capital contribution made by noncontrolling shareholders	-	-			-		-	-	136,710	136,710
Statutory reserve	-	-			-	27,349	(27,349)	-	-	-
Foreign currency translation loss	-	-			-	-	-	(2,009,549)	(621)	(2,010,170)
Balance at June 30, 2019	16,844,631	$33,689	9,069,000	$18,138	$52,827,145	$191,716	$11,657,630	$(3,894,300)	$117,486	$60,951,504
Net loss for the year	-	-			-	-	(8,441,559)	-	(95,366)	(8,536,925)
Options granted for services	-	-			394,465	-	-	-	-	394,465
Capital contribution made by noncontrolling shareholders	-	-			-	-	-	-	595,818	595,818
Foreign currency translation loss	-	-			-	-	-	(1,893,665)	(3,269)	(1,896,934)
Balance at June 30, 2020	16,844,631	$33,689	9,069,000	$18,138	$53,221,610	$191,716	$3,216,071	$(5,787,965)	$614,669	$51,507,928
Capital contribution made by noncontrolling shareholders	-	-			-	-	-	-	104,190	104,190
Net income for the year	-	-			-	-	1,512,364	-	(213,336)	1,299,028
Disposition of a subsidiary	-	-			-	-	-	-	(29,146)	(29,146)
Issuance shares for private placement	3,455,130	6,910			6,604,522	-	-	-	-	6,611,432
Options granted for services	-	-			142,158	-	-	-	-	142,158
Issuance shares for services	250,000	500			387,000	-	-	-	-	387,500
Stock option exercised	6,053	12			(12)	-	-	-	-	-
Statutory reserve	-	-			-	99,727	(99,727)	-	-	-
Foreign currency translation gain	-	-			-	-	-	4,827,680	51,635	4,879,315
Balance at June 30, 2021	20,555,814	$41,111	9,069,000	$18,138	$60,355,278	$291,443	$4,628,708	$(960,285)	$528,012	$64,902,405

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2021	2020	2019

Cash flows from operating activities:
Net income (loss)	$1,299,028	$(8,536,925)	$1,403,178
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of the Right-of-use assets	399,903	377,435	-
Depreciation and amortization	3,106,082	2,264,957	1,466,522
(Gain) loss from disposition of fixed assets	(85,899)	1,036,304	-
Gain from disposition of a subsidiary	(5,162)	-	-
Share-based compensation for services	249,797	394,465	682,254
Change in inventory reserve	117,703	1,165,044	(4,863)
Change in bad debt allowance	-	755,472	90,077
Impairment of fixed assets	-	281,680	-
Impairment of long-term investment in equity investees	-	177,750	-
Deferred tax (benefit)	(478,316)	84,046	(209,015)
Forgiveness of PPP loan	(73,300)	-	-
Unrealized foreign exchange loss (gain)	43,852	172,108	(87,893)
Changes in operating assets and liabilities:
Accounts receivable	(526,372)	1,621,042	55,189
Inventories	(1,212,224)	1,214,601	(1,356,110)
Prepayments and other current assets	246,898	(224,171)	(4,475,109)
Accounts payables	91,185	(2,784,131)	205,428
Advance from customers	43,622	(22,153)	(52,719)
Taxes payable	1,325,835	(8,868)	577,877
Accrued expenses and other liabilities	(619,179)	(36,955)	436,233
Operating lease liabilities	(171,221)	(143,972)	-
Net cash provided by (used in) operating activities	3,752,232	(2,212,271)	(1,268,951)

Cash flows from investing activities:
Purchase of property, plant and equipment	(777,762)	(837,508)	(3,157,281)
Proceeds from disposition of fixed assets	184,760	38,661	-
Capital expenditures on construction-in-progress	(13,668,099)	(8,606,966)	(13,572,260)
Long-term investments in equity investees	(241,600)	(287,244)	(1,143,707)
Proceeds upon maturity (purchase) of short-term investments	3,257,070	7,235,136	16,250,610
Net cash used in investing activities	(11,245,631)	(2,457,921)	(1,622,638)

Cash flows from financing activities:
Net proceeds from private placement	6,611,432	-	-
Capital contribution made by noncontrolling shareholders	104,190	595,818	136,710
Proceeds from short-term bank loans	349,771	5,211,000	2,932,000
Repayment of short-term bank loans	(5,075,325)	(2,889,000)	(4,691,200)
Proceeds from long-term bank loan	7,550,000	73,300	-
Repayment of long-term bank loans	(381,133)	-	-
Proceeds from (repayment of) related party loans	1,892,636	50,466	(25,629)
Net cash provided (used in) by financing activities	11,051,571	3,041,584	(1,648,119)

Effect of exchange rate changes on cash	110,709	345,329	4,625
Net (decrease) increase in cash	3,668,881	(1,283,279)	(4,535,083)
Cash and restricted cash, beginning of year	1,266,873	2,550,152	7,085,235
Cash and restricted cash, end of year	$4,935,754	$1,266,873	$2,550,152

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) for income tax	$(25,545)	$33,131	$74,284
Cash paid for interest	$460,905	$239,326	$209,849

Non-Cash Investing Activities
Right-of-assets obtained in exchange for operating lease obligations	$-	$1,618,634	-
Transfer from construction-in-progress to fixed assets	$34,984,435	$16,512,238	642,026
Additions to construction-in-progress through accounts payable and other payable	$10,528,918	$3,269,263	$2,247,578
Transfer from prepayments to construction-in-progress	$-	$99,771	$793,692
Prepaid share based compensation for services	$279,861	$-	$-
Transfer from accounts receivable to long-term investment	$302,000	$-	$-

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

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately RMB 71.0 million ($11.0 million) (the “Acquisition”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of PRC in Guangzhou City of Guangdong Province in China with a total registered capital of RMB 80 million (approximately $12.4 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% ownership interest owned by two unrelated entities. Intelligence Guangzhou had immaterial operation since its inception and will conduct research and manufacturing of the Company’s fast-growing intelligent pet products in the future.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $142,000 for 51% ownership interest in Dogness Japan, with the remaining 49% owned by an unrelated individual. Due to the negative impact of COVID-19 and because no material revenue was generated since its inception, on November 28, 2020, the Board approved to the sale of the Company’s 51% ownership interest to the remaining shareholder of Dogness Japan for cash consideration of JPY3.2 million ($31,092). The disposition transaction was consummated on November 28, 2020. Immediate before the disposition, Dogness Japan’s total assets were $91,625, accounting for only 0.1% of the Company’s consolidated total assets; and total liabilities were approximately $32,144, accounting for only 0.1% of the Company’s consolidated total liabilities. No revenue was reported for the year ended June 30,2021. Management determined that this disposition did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented. The Company recorded a gain of $5,162 from the disposition of Dogness Japan, as included in the consolidated financial statements for the year ended June 30, 2021.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is a relative of Mr. Silong Chen, the Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.79 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.76 million). Dogness Culture will mainly focus on developing and expanding pet food market and pet related service in China.

NOTE 2 – LIQUIDITY

As reflected in the Company’s consolidated financial statements, the Company had cash balance of approximately $4.9 million as of June 30, 2021, and the cash provided by operating activities was approximately $3.8 million for the year ended June 30, 2021. As of June 30, 2021, the Company had future minimum capital expenditure payable on its construction-in-progress projects of approximately $7.3 million within the next twelve months and additional $3.6 million for the next five years. In addition, the Company had unpaid tax liabilities of $4.4 million as of June 30, 2021, which may be required to be settled with local tax authority in the near future. Furthermore, the ongoing COVID-19 pandemic may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfill customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

The Company currently plans to fund its operations and support its ongoing construction-in-progress projects mainly through cash flow from its operations, remaining cash from its January 2021 equity financing, July 2021 equity financing, renewal of bank borrowings, borrowing from related parties and additional equity financing from outside investors, if necessary, to ensure sufficient working capital. However, no assurance can be given that additional financing, if required, would be available on favorable terms or at all. If the available fund is not sufficient to meet the required minimum capital expenditures on the CIP projects, the Company may adjust the CIP capital expenditure budget and slow down the CIP construction to appropriate level.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the consolidated financial statements are released.

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

The Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”)	July 6, 2018	Guangzhou, China	58%	Research and manufacturing of intelligent pet products
Dogness Japan Co. Ltd. (“Dogness Japan”)	February 5, 2019	Osaka, Japan	51%	Developing and expanding pet food market, disposed on November 28, 2020
Dogness Pet Culture (Dongguan) Co. Ltd. (Dogness Culture)	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

Noncontrolling interests

As of June 30, 2021, noncontrolling interests represent 42.0% and 48.8% noncontrolling shareholders’ interests in Intelligence Guangzhou and Dogness Culture, respectively. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the operating results of the Company are presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

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

Short-term Investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities within one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 2.6% to 3.8% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of comprehensive income (loss) over the contractual term of these investments.

The Company had short-term investments of $549,895 and $3,551,968 as of June 30, 2021 and 2020, respectively. The Company recorded interest income of $48,058, $243,661 and $536,345 for the years ended June 30, 2021, 2020 and 2019, respectively.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $26,272 and $23,982 as of June 30, 2021 and 2020.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayment

Prepayment primarily consists of advances to suppliers for purchasing of raw materials that have not been received. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of comprehensive income (loss) in other income or expenses.

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

Intangible assets are stated at cost less accumulated amortization. Customized software systems are amortized using the straight-line method over the estimated useful economic life of 5-10 years. Land use rights are amortization using the straight-line method over the estimated useful life of 50 years, which is determined in connection with the term of the land use rights.

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

Dogness Network Technology Co., Ltd (“Dogness Network”) is an entity incorporated on November 17, 2017 in the PRC and is engaged in the development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Dogness Network to invest RMB 8.0 million ($1,239,200) for 10% of the ownership interest in Dogness Network, with the remaining 90% of the ownership interest owned by an unrelated shareholder.

Linsun Smart Technology Co., Ltd (“Linsun”) is an entity incorporated on January 25, 2018 in the PRC and is engaged in development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Linsun to invest RMB 3.0 million ($464,700) for 13% of the ownership interest in Linsun,with the remaining 87% of the ownership interest owned by three unrelated shareholders.

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

Based on the financial condition and operating performance of Nanjing Rootaya, it reported significant net loss and working capital deficit, and is unable to generate positive cash flow in the foreseeable future. As a result, a full impairment loss of $177,750 has been applied against this investment, which was reflected in the consolidated statements of comprehensive income (loss) for the year ended June 30, 2020. For the Company’s investments in Dogness Network and Linsun, no material impairment indicator was noted because their operation results indicated net income and cash inflows.

As of June 30, 2021 and 2020, the Company’s long-term investments in equity investees amounted to $1,703,900 and $1,046,360, respectively.

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

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended June 30, 2020, the Company disposed approximately $1.2 million outdated and fully depreciated equipment and machinery (see Note 6). Given the Company’s net loss position in fiscal 2020, the Company further assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture the Company’s low-end traditional pet products would not recover their carrying value, as a result, the Company recorded an additional impairment of $281,680 on these fixed assets for the year ended June 30, 2020. No impairment was recorded for the year ended June 30, 2021.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities on the consolidated balance sheets. The standard did not materially impact our consolidated net earnings and cash flows.

Rental income

Rental revenues are recognized as earned in accordance with the terms of the respective lease agreement on a straight-line basis. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees and other fees are recognized as income when earned. Management reviews the tenant’s payment history and financial condition periodically in determining, in its judgment, whether any accrued rental income and unbilled rent receivable balances applicable to each specific property is collectable.

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2021, 2020 and 2019, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in selling expenses. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent pet products, to wholesalers and retailers. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

During the year ended June 30, 2021, the Company started to provide ribbon dyeing service to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. The Company also started pet grooming services and the revenue is recognized when the services are rendered.

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

As of June 30, 2021 and 2020, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2021, 2020 and 2019 are disclosed in Note 16 of these consolidated financial statements.

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expenses in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2021, the Company had income tax payable of approximately $4.3 million, primarily related to the unpaid income tax in China. Based on statutory surcharge for overdue tax payment, the Company recorded surcharge of $669,650 as part of the income tax provision as reflected in the consolidated statements of comprehensive income (loss) for the year ended June 30, 2021. The Company expects to settle the income tax liabilities in fiscal 2022 when the 2021 annual income tax return is assessed by the local tax authority. As of June 30, 2021, all of the Company’s tax returns of its PRC Subsidiaries, Hong Kong subsidiaries, and U.S subsidiary remain open for statutory examination by relevant tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 2018, VAT rate was lowered to 16%, and starting from April 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess.

Since significant amount of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

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

The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of comprehensive income (loss).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2021		June 30, 2020		June 30, 2019
Year-end spot rate	US$1=RMB 6.4566	US$1=JPY 111.1	US$1=RMB 7.0721	US$1=JPY 107.5	US$1=RMB 6.8657	US$1=JPY 107.5
Average rate	US$1=RMB 6.6221	US$1=JPY 106.6	US$1=RMB 7.0323	US$1=JPY 107.5	US$1=RMB 6.8226	US$1=JPY 111.1

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

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation, such as reclassification of negative VAT tax payable as VAT tax recoverable, segregation of capital expenditure on construction-in-progress out of capital expenditure on property, plant and equipment, renal income from related parties, and the classification of revenue segments. These reclassifications had no effect on the reported revenues, net income (loss) and cash flows.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of ASU 2019-12 does not have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should reevaluate whether a callable debt security is within the scope of ASC 310-20-35-33. As revised, ASC 310-20-35-33 requires that, for each reporting period, to the extent the amortized cost basis of an individual callable debt security exceeds the amount repayable by the issuer at the next call date, the excess (i.e., the premium) should be amortized to the next call date, unless the guidance in ASC 310-20-35-26 is applied to consider estimated prepayments. For purposes of this guidance, the next call date is the first date when a call option at a specified price becomes exercisable. Once that date has passed, the next call date is when the next call option at a specified price becomes exercisable, if applicable. If there is no remaining premium or if there are no further call dates, the entity should reset the effective yield using the payment terms of the debt security. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30,
	2021	2020
Accounts receivable from third-party customers	$2,393,598	$1,940,822
Less: allowance for doubtful accounts	(26,272)	(23,982)
Total accounts receivable from third-party customers, net	2,367,326	1,916,840
Add: accounts receivable - related parties	515,193	559,465
Total accounts receivable, net	$2,882,519	$2,476,305

For the years ended June 30, 2021, 2020 and 2019, the Company recorded a bad debt provision of $Nil, $755,472 and $90,077, respectively. Allowance for doubtful accounts amounted to $26,272 and $23,982 as of June 30, 2021 and 2020, respectively. For the years ended June 30, 2021 and 2020, delinquent account balances of $Nil and $856,383 were written off against the allowance for doubtful accounts after management has determined that the likelihood of collection of such receivables became remote.

Approximately RMB14.7 million ($2.3 million) or 95% of the accounts receivable balance as of June 30, 2021 from third-party customers has been collected as of the date of this report.

In connection with the Company’s long-term investments in equity investees as disclosed in Note 3, the Company sold certain intelligence pet products to related party, Dogness Network in the year ended June 30, 2021. The outstanding accounts receivable from this related party amounted to $515,193 as of June 30, 2021, of which $404,504 has been collected as of the date of this report (see Note 12).

Allowance for doubtful accounts movement is as follows:

	June 30, 2021	June 30, 2020
Beginning balance	$23,982	$128,106
Additions	-	755,472
Write-off	-	(856,383)
Foreign currency translation adjustments	2,290	(3,213)
Ending balance	$26,272	$23,982

NOTE 5 – INVENTORIES, NET

Inventories consisted of the following:

	As of June 30,
	2021	2020
Raw materials	$218,090	$140,745
Work in process	1,082,350	677,301
Finished goods	3,054,909	3,201,205
	4,355,349	4,019,251
Less: inventory allowance	(152,186)	(1,158,551)
Inventory, net	$4,203,163	$2,860,700

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended June 30, 2021 and 2020, the Company recorded inventory markdown of $117,703 and $1,165,044, respectively.

During the year ended June 30, 2021, for certain obsolete, slow-moving and damaged fabric and leather raw materials and metal components or parts used in the manufacturing of the Company’s pet leash and other pet products, the Company disposed approximately $1.2 million obsolete and damaged inventory. As a result, inventory reserve has been written down from $1,158,551 as of June 30, 2020 to $152,186 as of June 30, 2021.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of June 30,
	2021	2020
Buildings	$28,128,416	$25,532,908
Machinery and equipment	7,524,170	6,698,443
Office equipment and furniture	1,296,201	765,597
Automobiles	754,764	810,156
Leasehold improvements	41,095,980	5,028,382
Construction-in-progress (“CIP”) (1)	597,594	10,647,107
Total	79,397,125	49,482,593
Less: accumulated depreciation	(9,214,249)	(5,668,986)
Impairment of fixed assets	(306,837)	(280,095)
Property, plant and equipment, net	$69,876,039	$43,533,512

During the year ended June 30, 2020, the Company disposed approximately $1.2 million certain obsolete equipment and machinery and reported a loss from disposition of fixed assets of $1,036,304. The Company further assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture the Company’s low-end traditional pet products would not recover their carrying value, as a result, the Company recorded an additional impairment of $281,680 on these fixed assets for the year ended June 30, 2020. No impairment was recorded for the year ended June 30, 2021.

Depreciation expense was $3,025,686, $2,189,863 and $1,387,698 for the years ended June 30, 2021, 2020 and 2019, respectively. In connection with the $7.4 million loans from Bank of Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its fixed assets of approximately $5.7 million as the collateral to secure the loans. In addition, in connection with the Company’s $0.7 million loan from Cathay Bank, the Company’s U.S. subsidiary Dogness Group pledged its fixed assets as collateral to secure the borrowing (see Note 9).

(1) The Company’s CIP primarily consisted of the following:

On March 16, 2018, the Company acquired 100% of the equity interests in Meijia from its original shareholder, for a total cash consideration of RMB 71.0 million ($11.0 million) (See Note 1). After the acquisition, the Company started building its own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB110 million ($17.0 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of June 30, 2021, amounted to RMB118.5 million ($18.4 million). Meijia plant started test operations in August 2019, and has started normal production since December 2019 upon passing the final inspection conducted by the local government. Meijia plant has reached its fully production capacity and all CIP has been transferred to fixed assets as of June 30, 2021.

In addition, the Company’s subsidiary Dongguan Jiasheng also had a capital project to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB 230.8 million ($35.8 million). As of June 30, 2021, the Company had substantially completed this project and transferred most of the related CIP to fixed assets. As of June 30, 2021, the Company has made total payments of approximately RMB 161.3 million ($25.0 million) in connection to this project, which resulted in future minimum capital expenditure payments of RMB 69.5 million ($10.8 million). As of June 30, 2021, the Company recorded approximately $10.7 million unpaid costs in connection to this CIP project in accrued liabilities and other payable.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

The Company’s subsidiary Dogness Culture is also working on a project to decorate a pet themed retail store. Total costs is RMB 2.2 million ($0.3 million). For the year ended June 30, 2021, the Company has spent RMB 1.5 million ($0.2 million). This project has fully completed by June 30, 2021.

As of June 30, 2021, future minimum capital expenditures payable on the Company’s construction-in-progress projects are estimated as follows:

	Capital expenditure payable on Dongguan Jiasheng	Capital expenditure payable on pet store under Dogness Culture	Total
2022	$7,217,370	$106,718	$7,324,088
2023	1,247,708	-	1,247,708
2024	929,400	-	929,400
2025	774,500	-	774,500
2026	634,365	-	634,365
Total	$10,803,343	$106,718	$10,910,061

Subsequently, from July 2021 to October 2021, the Company made payment of RMB32.1 million ($5.0 million) on the above-mentioned construction projects. As a result, the Company’s future capital expenditure payable on CIP has been lowered down from approximately $10.9 million as of June 30, 2021 to approximately $5.9 million as of the date of this report, as detailed below:

	Capital expenditure payable on Dongguan Jiasheng	Capital expenditure payable on pet store under Dogness Culture	Total
2022	$2,286,454	$58,141	$2,344,595
2023	1,247,708	-	1,247,708
2024	929,400	-	929,400
2025	774,500	-	774,500
2026	634,365	-	634,365
Total	$5,872,427	$58,141	$5,930,568

The Company plans to fund these CIP projects through working capital generated from operations, bank borrowings, borrowing from related parties, the proceeds received from July 2021 equity financing, as well as other future potential capital raising activities.

NOTE 7 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:

	As of June 30,
	2021	2020
Software	$232,764	$212,478
Land use right	2,352,331	2,147,318
Less: accumulated amortization	(361,810)	(254,993)
Intangible assets, net	$2,223,285	$2,104,803

Amortization expense was $80,396, $75,094, and $78,824 for the years ended June 30, 2021, 2020 and 2019, respectively. In connection with the $7.4 million long-term loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its intangible assets of $2.1 million as the collateral to secure the loans (See Note 9)

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended June 30, 2021, 2020 and 2019 was $487,763, $562,894 and $640,626, respectively.

Effective July 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of June 30, 2021. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

	June 30, 2021	June 30, 2020
Right-of-use assets, net	$5,170,395	$5,123,898

Operating lease liabilities - current	$171,803	$172,716
Operating lease liabilities - non-current	1,123,060	1,200,299
Total operating lease liabilities	$1,294,863	$1,373,015

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2021:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	14.58
Weighted average discount rate	5.79%

The following is a schedule of maturities of lease liabilities as of June 30,2021:

Twelve months ending June 30,
2022	$240,505
2023	246,569
2024	264,105
2025	264,556
2026	271,226
Thereafter	244,817
Total future minimum lease payments	1,531,778
Less: imputed interest	236,915
Total	$1,294,863

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BANK LOANS

Short-term loans consisted of the following:

	As of June 30,
	2021	2020
Bank of Communications of China (“BCC”):
Effective interest rate at 5.655% (1)	$-	$2,545,200

Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 5.655% (2)	-	1,696,800

Cathay Bank
Effective interest rate at 4.25% (3)	704,446	900,000
Total	$704,446	$5,142,000

(1)	In August 2019, Dongguan Jiasheng entered into two loan agreements with BCC Dongguan Branch to borrow total of RMB 18 million ($2.5 million) as working capital for one year. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company’s subsidiary Meijia pledged its land use right of approximately $2.1 million and buildings of approximately $8.2 million as collaterals to secure these loans (see Note 6 and Note 7). In addition, Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loans. Dongguan Jiasheng fully repaid the loans in July 2020 upon maturity.

(2)

On August 9, 2019, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 12 million ($1.7 million) as working capital for one year. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.345 basis points. Mr. Silong Chen, pledged his personal assets as the collateral to secure this loan. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, the relatives of Mr. Silong Chen, and Dongguan Dogness also provided the joint guarantee to this loan. Dongguan Jiasheng fully repaid the loan in July 2020 upon maturity.

(3)	On February 6, 2020, one of the Company’s U.S. subsidiary Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which, Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets. As of June 30, 2021, the outstanding balance was $704,446, which was recorded as current liabilities because Dogness Group plans to repay this loan within one year.

Long-term loan consisted of the following:

	As of June 30,
	2021	2020
Southwestern National Bank
Paycheck Protection Program Loan (PPP) Loan	$-	$73,300
Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	7,354,024	-
Total	7,354,024	73,300
Less: current portion of long-term loans	796,416	-
Long-term loans	$6,557,608	$73,300

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BANK LOANS (continued)

On May 11, 2020, Dogness Group, applied for and received funding for a loan totaling $73,300 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), which is part of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), enacted on March 27, 2020. Under the terms of the SBA PPP loan, up to 100% of the principal and accrued interest may be forgiven if certain criteria are met and the loan proceeds are used for qualifying expenses such as payroll costs, benefits, rent, and utilities as described in the CARES Act. The interest rate on this loan is 1% per annum and any portion of the principal and accrued interest that is not forgiven is required to be repaid by May 11, 2022. In January 2021, Dogness Group received PPP loan forgiveness notice to waive the principal and accrued interest.

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB50 million ($7.7 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have terms of eight years with a maturity date on July 16, 2028. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $2.1 million and buildings of approximately $5.7 million from Meijia as collateral to secure total loans of RMB 30 million ($4.6 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of RMB 20 million ($3.1million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. During the year ended June 30, 2021, the Company repaid RMB 2.5 million ($0.4 million) with an outstanding balance of RMB 47.5 million ($7.4 million) as of June 30, 2021.

Interest expenses for the above-mentioned loans amounted to $460,905, $239,326 and $209,842 for the years ended June 30, 2021, 2020 and 2019, respectively.

The Company capitalized interest of $145,620 and $nil related to certain CIP projects expenditures for the year ended June 30, 2021 and 2020, respectively.

As of June 30, 2021, the Company’s short-term and long-term loans totaled approximately $8.0 million. The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending June 30,	Repayment
2022	$1,500,862
2023	1,438,153
2024	3,320,220
2025	402,638
2026	429,512
2027	458,182
2028	488,734
2029	20,169
Total	$8,058,470

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate the local economy. The corporate income taxes for the fiscal year 2021, 2020 and 2019 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $117,514, $Nil and $3,003 for the years ended June 30, 2021, 2020 and 2019, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.00, $Nil and $0.00 respectively.

The following table reconciles the statutory rate to the Company’s effective tax:

	For the years ended June 30,
	2021	2020	2019
Income tax expense computed based on PRC statutory rate	$485,121	$(2,093,097)	$445,868
Effect of rate differential for Hong Kong and other outside PRC entities	(173,905)	(24,016)	(229,893)
Effect of PRC preferential tax rate	(117,514)	515,416	(34,453)
Change in valuation allowance	(223,729)	1,635,324	-
Surcharge on unpaid income tax	669,650	-	-
Permanent difference	30,030	130,910	198,774
Refund of prior years’ tax	(28,193)	-	-
Effective tax	$641,460	$164,537	$380,296

The provision for income tax consists of the following:

	For the years ended June 30,
	2021	2020	2019
Current income tax provision	$1,119,776	$25,423	$614,622
Deferred income tax provision (benefit)	(478,316)	139,114	(234,326)
Total income tax expense	$641,460	$164,537	$380,296

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TAXES (continued)

The components of deferred tax assets as of June 30, 2021 and 2020 consist of the following:

	June 30, 2021	June 30, 2020
Deferred tax assets:
Net operating losses	$1,223,699	$1,515,308
Assets impairment reserve	471,634	233,759
Depreciation and others	56,642	-
Valuation allowance	(1,146,317)	(1,633,837)
Deferred tax assets, net	$605,658	$115,230

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	June 30, 2021	June 30, 2020

Corporate income tax payable	$4,256,487	$2,813,014
Other tax payable	186,705	1,397
Total taxes payable	$4,443,192	$2,814,411

As of June 30, 2021 and 2020, the Company had accrued tax liabilities of approximately $4.4 million and $2.8 million, respectively, mostly related to the unpaid income tax and business tax and accrued surcharge for overdue tax payment in China. According to PRC taxation regulation and administrative practice and procedures, if the tax is not fully paid, tax authorities may impose interest and late payment penalties on the unpaid balance. The statute of limitation on the tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. For the year ended June 30, 2021, the Company accrued and recorded surcharge for overdue tax payment of $669,650 associated with unpaid income tax liabilities, which was recorded as part of the income tax provision and reflected in the consolidated statements of operations and comprehensive income. In practice, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of June 30, 2021. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities in fiscal 2022, but cannot guarantee such settlement will ultimately occur.

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

Capital Investment Obligation

Dogness Intelligence Technology Co., Ltd.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million ($12.4 million). The Company’s subsidiary, Dongguan Jiasheng, is required to contribute RMB 46.4 million ($7.2 million) as paid-in capital in exchange for 58% ownership interest in Intelligence Guangzhou. As of the date of this report, Dongguang Jiasheng has not made the capital contribution. Pursuant to the article of incorporation, the Company is required to complete the capital contribution before May 22, 2038.

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 60.0 million ($9.3 million). As of June 30, 2020, RMB 40.9 million ($6.3 million) capital contribution has been made. During the year ended June 30, 2021, the Company made additional capital contribution of RMB 1.8 million ($0.3 million) in Meijia.

As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB 17.3 million ($2.7 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

Dongguan Jiasheng Enterprise Ltd.

In December 2020, Dongguan Jiasheng amended its Article of Incorporation to increase its registered capital from RMB 50.0 million ($7.7 million) to RMB 55.0 million ($8.5 million). As of June 30, 2020, RMB 39 million ($6.0 million) capital contribution has been made. During the year ended June 30, 2021, the Company made the remaining capital contribution of RMB 16.0 million ($2.5 million).

Dogness Network

As disclosed in Note 3 above, the Company is required to invest RMB 8.0 million (approximately $1.2 million) in exchange for 10% ownership interest in Dogness Network. As of June 30, 2021, the Company made capital contribution of RMB 8.0 million (approximately $1.2 million) to Dogness Network.

Capital Expenditure Payable on the CIP

In connection with the Company’s construction-in-progress projects on Meijia and Dongguan Jiasheng, from July 2021 to October 2021, the Company made payments of RMB 32.1 million ($5.0 million) on these projects. As a result, the future minimum capital expenditure payable on these CIP projects has decreased from approximately $10.9 million as of June 30, 2021 to approximately $5.9 million as of the date of this report (see Note 6).

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company

Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen and Caiyuan He	Relatives of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity Investee - 13% of the ownership
Guangdong Dogness Biotechnology Co., Ltd. (“Guangdong Dogness”)	Relate to one of the Company’s shareholders
Guangdong Dogness Technology Co., Ltd. (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen

(1)	Due from related party

As of June 30, 2021 and 2020, due from related parties consist of the following:

	As of June 30,
	2021	2020
Linsun	$32,118	$-
Dogness Network	410	-
	32,528	-

(2)	Due to related party

As of June 30, 2021 and 2020, due to related parties consist of the following:

	As of June 30,
	2021	2020
Mr. Silong Chen	$2,001,940	$25,462

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(3)	Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s short-term bank loans. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, the relatives of Mr. Silong Chen, also jointly provided guarantee to the Company’s borrowings from ICBC bank (See Note 9).

(4)	Sales to related parties

Revenue from related parties consisted of the following:

	For the years ended June 30,
Name	2021	2020	2019
Linsun	$-	$72,987	$185,126
Dogness Network	1,207,686	836,664	143,441
Total	$1,207,686	$909,651	$328,567

Cost of revenue associated with the sales to these two related parties amounted to $ 663,742, $633,132 and 202,606 for the years ended June 30, 2021, 2020 and 2019, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

(5)	Accounts receivable from related party

Accounts receivable from related party consisted of the following:

	As of June 30,
Accounts receivable - related parties:	2021	2020
-Dogness Network	$515,193	$559,465
Total	$515,193	$559,465

As of June 30, 2021, total accounts receivable from this related party amounted to $515,193, among which $404,504 has been collected as of the date of this report.

(6)	Accounts payable to related parties

Accounts payables to related parties consisted of the following

	As of June 30,
Accounts payable - related parties:	2021	2020
-Linsun	$350,199	$301,555
-Dogness Network	-	3,660
Total	$350,199	$305,215

(6)	Purchase from related parties

During the year ended June 30, 2021, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices from Linsun. For the year ended June 30, 2020, the Company also purchased from Dogness Network. Total purchases from Linsun and Dogness Network amounted to $3,015,442 and $2,191,458 for the years ended June 30, 2021 and 2020, respectively.

During the year ended June 30, 2020, the Company also purchased total of $205,328 pet shampoo from Guangdong Dogness Biotechnology Co., Ltd., an entity related to one of the Company’s shareholders.

(7)	Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $250,000 and is subject to 15% increase every three years. For the year ended June 30, 2021 and 2020, the Company recorded rent income of $300,511 and $89,411 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $36,000 and is subject to 15% increase every three years. For the year ended June 30, 2021 and 2020, the Company recorded rent income of $52,796 and $Nil as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Gongdong Dogness, which enabled Gongdong Dogness to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Gongdong Dogness amounted to $1,812. For the year ended June 30, 2021 and 2020, the Company recorded rent income of $1,661 and $Nil as other income through leasing the manufacturing facilities to Gongdong Dogness.

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

The warrants carry a term of three years, and are exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the IPO and are exercisable at a price equal to $6.25 per share. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of June 30, 2021, these underwriter warrants were expired.

Equity financing

On January 20, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 3,455,130 Class A common shares in a registered offering at the price of $2.15 per common share. After the payment of expenses, the Company received approximately $6.6 million in net proceeds from the sale of the common shares.

In addition, warrants carry a term of three years to purchase an aggregate of 1,727,565 common shares for $2.70 per share were issued to the investors and warrants to purchase an aggregate of 276,410 common shares for $2.70 per share were issued as commission to the placement agent in the offering. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $5.4 million. These warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity.

Common shares issued for service

On April 15, 2021, the Company signed a consulting agreement with Real Miracle Investments Limited (“Real Miracle’) to provide strategic business and marketing consulting services to the Company for nine months from April 15, 2021. As the consideration for the service, Real Miracle is entitled to receive 250,000 shares of the Company’s common stock within ten days upon signing the agreement. On April 28, 2021, these shares were issued to Real Miracle. These shares were measured at $387,500 which was based on the value of the Company’s common stock at the agreement date.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (continued)

As of June 30, 2021, the Company had an aggregate of 29,624,814 common shares outstanding, consisting of 20,555,814 Class A and 9,069,000 Class B common shares; respectively. As of June 30, 2020 and 2019, the Company had an aggregate of 25,913,631 common shares outstanding, consisting of 16,844,631 Class A and 9,069,000 Class B common shares.

As of June 30, 2021, 500,000 warrants in connection with the initial public offering were expired and 2,003,975 warrants in connection with January 2021 equity financing were outstanding, with weighted average exercise price of $2.70 and weighted average remaining life of 2.11 years.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $99,727, $Nil and $27,349 to statutory reserves during the years ended June 30, 2021, 2020 and 2019 in accordance with PRC GAAP, respectively. The restricted amounts as determined by the PRC statutory laws totaled $291,443 and $191,716 as of June 30, 2021 and 2020, respectively.

NOTE 14 – EARNINGS (LOSS) PER SHARE

For the years ended June 30, 2021, the effect of potential shares of common stock from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price. As a result, a total of 55,444 unexercised options were included in the computation of diluted earnings per share for the years ended June 30, 2021.

For the years ended June 30, 2020, potential shares of common stock from the unexercised options and unexercised options are excluded from diluted net (loss) per share as such amounts are anti-dilutive.

For the years ended June 30, 2019, the effect of potential shares of common stock from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price. As a result, a total of 27,975 unexercised options were included in the computation of diluted earnings per share for the years ended June 30, 2019.

The following table presents a reconciliation of basic and diluted net income (loss) per share:

	For the years ended June 30,
	2021	2020	2019
Net income (loss) attributable to the Company	$1,512,364	$(8,441,559)	$1,421,781
Weighted average number of common shares outstanding - Basic	27,499,367	25,913,631	25,913,631
Dilutive securities -unexercised warrants and options	55,444	-	27,975
Weighted average number of common shares outstanding – diluted	27,554,811	25,913,631	25,941,606

Earnings (loss) per share - Basic	$0.05	$(0.33)	$0.05
Earnings (loss) per share – Diluted	$0.05	$(0.33)	$0.05

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Pursuant to the consulting agreement signed between TJ Capital and the Company on July 30, 2019, TJ Capital opted to exercise 10,000 share options on a cashless basis. On February 18, 2021, the Company issued 6,053 common shares to TJ Capital.

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

The aggregate fair value of the options granted to Dr. Yunhao Chen, the CFO, was $440,840. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.84%; expected term of 2 years; exercise price of the options of $1.50; volatility of 69.5%; and expected future dividends of $Nil. As of June 30, 2021, all of 120,000 options were vested and no options were exercised by the CFO.

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

The aggregate fair value of the options granted to Mr. Silong Chen was $1,385,500. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $5.0; risk free rate of 1.94%; expected term of 3 years; exercise price of the options of $1.50; volatility of 74.7%; and expected future dividends of $Nil. As of June 30, 2021, no options were exercised by the CEO and 220,000 options were vested.

The Company recorded $529,658, $394,465 and $682,254 stock-based compensation expense for the years ended June 30, 2021, 2020 and 2019, respectively.

As of June 30, 2021, the Company had 490,000 outstanding vested stock options with a weighted average remaining term over 0.03 years and 6,659 unvested stock options with a weighted average remaining term over 0.03 years. The following table summarized the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding, June 30, 2018	640,000	$1.50	1.81
Exercisable, June 30, 2018	90,000	$1.50	2.14

Granted	-	-	-
Cancelled	(160,000)	-	-
Exercised	-	-	-
Outstanding June 30, 2019	480,000	$1.50	1.22
Exercisable, June 30, 2019	270,000	$1.50	1.14

Granted	160,000	-	-
Cancelled	(140,000)	-	-
Exercised	-	-	-
Outstanding June 30, 2020	500,000	$1.50	0.35
Exercisable, June 30, 2020	413,337	$1.50	0.19

Granted	-	-	-
Cancelled	-	-	-
Exercised	(10,000)	-	-
Outstanding June 30, 2021	490,000	$1.50	0.03
Exercisable, June 30, 2020	483,341	$1.50	0.03

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SEGMENT

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products and other sports accessories. For the year ended June 30, 2021, the Company started providing dyeing services to external customers, as well as pet grooming service. The dyeing service is to utilize the existing production capacity and the pet grooming service is immaterial. Therefore, the Company concludes that essentially the Company’s products and services have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution, hence the Company has only one reporting segment.

Revenue by products and services

The summary of total revenues by product categories for the years ended June 30, 2021, 2020 and 2019 was as follows:

	For the years ended June 30,
Products	2021	2020	2019
Traditional pet products	$14,331,492	$13,208,764	$23,897,528
Intelligent pet products	7,801,070	4,328,918	2,103,523
Climbing hooks and others	1,340,686	1,633,676	215,464
Total revenue from product sales	23,473,248	19,171,358	26,216,515

Services:
Dyeing services	817,145	-	-
Other services	29,728	-	-
Total revenue from service	846,873	-	-
Total revenue	$24,320,121	$19,171,358	$26,216,515

Revenue by geographic area

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the years ended June 30,
Geographic location	2021	2020	2019
Sales to international markets	$10,627,253	$9,399,228	$11,134,072
Sales in China domestic market	13,692,868	9,772,130	15,082,443
Total revenue	$24,320,121	$19,171,358	$26,216,515

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – CONCENTRATONS AND CREDIT RISK

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

As of June 30, 2021, and 2020, $1,118,118 and $879,040 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, the Company’s short-term investments deposited with PRC banks are also not insured.

As of June 30, 2021, three customers aggregately accounted for 45.2% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 17.7%, and two third party customers accounted for 14.5% and 13.0% of the Company’s total accounts receivable, respectively. As of June 30, 2020, four customers aggregately accounted for 73.0% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 22.7%, and three third party customers accounted for 20.0%, 17.1% and 13.2% of the Company’s total accounts receivable, respectively.

As of June 30, 2021 and 2020, one related party supplier, Linsun, accounted for 29.2% and 29.8% of the Company’s total account payable, respectively.

For the years ended June 30, 2021, 2020 and 2019, sales to the customers outside of China accounted for 43.7%, 49.0% and 42.5% of the Company’s total revenue, respectively. For the year ended June 30, 2021, three customers accounted for 32.0%, 9.1% and 6.9% of the Company’s total revenue, respectively. For the year ended June 30, 2020, three customers accounted for 27.6%, 6.5% and 4.4% of the Company’s total revenue, respectively. For the year ended June 30, 2019, three customers accounted for 28.1%, 13.5% and 5.6% of the Company’s total revenue, respectively.

For the year ended June 30, 2021, one related party Linsun accounted for 26.9% of the Company’s total raw materials purchases, respectively. For the year ended June 30, 2020, two suppliers accounted for 35.1% of the Company’s total raw materials purchases, with related party supplier Linsun and a third-party supplier accounted for 23.3% and 11.8% of the Company’s total raw material purchases, respectively. For the years ended June 30, 2019, no single supplier accounted for more than 10% of the Company’s total raw material purchases.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – RISK AND UNCERTAINTIES

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operating results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 which in March 2020, had been declared as a pandemic by the World Health Organization. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February until late March 2020, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, the Company’s business was negatively impacted.

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be controlled and most provinces and cities have resumed business activities under the guidance and support of the government. However, the extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s consolidated financial statements are released.

NOTE 19 – SUBSEQUENT EVENTS

Equity financing

On July 19, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 2,178,120 Class A common shares in a registered offering at the price of $1.82 per common share. After payment of expenses, the Company received approximately $3.4 million in net proceeds from the sale of the common shares. Additionally, The Company also issued warrants to purchase 174,249 common shares to the placement agent exercisable at $1.82 per share.

