Form 20-F
period 2022-06-30
Dogness (International) Corp
filed 2022-09-30
CIK 1707303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Item 3. Key Information

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended June 30, 2022, 2021, and 2020. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For Fiscal	For Fiscal	For Fiscal
	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2022	2021	2020
	US$	US$	US$
	(audited)	(audited)	(audited)
Statement of operation data:
Revenues	$27,095,197	$24,320,121	$19,171,358
Gross profit	10,139,065	9,155,213	2,391,370
Operating expenses	10,065,009	7,297,420	11,106,837
Income (loss) from operations	74,056	1,857,793	(8,715,467)
Other income	164,208	82,695	343,079
Income taxes benefit (expense)	(2,777,868)	641,460	164,537
Net income (loss)	$3,016,132	$1,299,028	$(8,536,925)
Earnings (loss) per share, basic and diluted	$0.10	$0.05	$(0.33)

Weighted average Ordinary Shares outstanding (basic)	33,711,659	27,499,367	25,913,631

Balance sheet data:

	As of June 30,
	2022	2021	2020	2019	2018
Current assets	$23,354,676	$14,266,131	$11,627,458	$25,922,624	$46,344,652
Total assets	100,796,722	93,845,408	63,551,261	69,023,927	69,708,205
Current liabilities	6,485,021	21,262,335	10,769,734	8,072,423	8,968,673
Total liabilities	12,320,746	28,943,003	12,043,333	8,072,423	8,968,673
Total equity	$88,475,976	$64,902,405	$51,507,928	$60,951,504	$60,739,532

Exchange Rate Information

Our financial information is presented in U.S. dollars. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia and Intelligence Guangzhou are determined using the Chinese Renminbi (“RMB”), the local currency, as the functional currency. Dogness Japan uses Japanese Yen as the functional currency (the shares held in Dogness Japan were sold on November 28, 2020 during the fiscal year ended June 30, 2021), while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

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

The relevant exchange rates are listed below:

	June 30, 2022	June 30, 2021		June 30, 2020
Year-end spot rate	US$1=RMB6.6981	US$1=RMB 6.4566	US$1=JPY 111.1	US$1=RMB 7.0721	US$1=JPY 107.5
Average rate	US$1=RMB6.4554	US$1=RMB 6.6221	US$1=JPY 106.6	US$1=RMB 7.0323	US$1=JPY 107.5

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8776	6.6163	7.1786	6.6822
2019	6.9618	6.9081	7.1786	6.6822
2020	6.5250	6.9042	7.1681	6.5208
2021	6.3839	6.4668	6.5716	6.3674
2022 (through September 30, 2022)	7.1000	6.6000	7.2000	6.3100

As of September 30, 2022, the exchange rate is RMB 7.12 to $1.00.

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

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus first identified in Wuhan, Hubei Province, China. Any outbreak of contagious diseases, and other adverse public health developments, particularly in China, could have a material and adverse effect on the business operations of us and our Subsidiaries. These could include disruptions or restrictions on our ability to resume the general shipping agency services, as well as temporary closures of our facilities and ports or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our services and significantly impact our operating results.

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

The COVID-19 pandemic, which has spread rapidly across the globe, resulted in adverse economic conditions and business disruptions. In reaction to this outbreak, governments worldwide have imposed varying degrees of preventative and protective actions, such as temporary travel bans, forced business closures, and stay-at-home orders, all in an effort to reduce the spread of the virus. Since this outbreak, business activities in China and many other countries including U.S. have been disrupted by a series of emergency quarantine measures taken by the government. The Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the factory and operations beginning in early February until late March 2020, limited support from the employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, our business was negatively impacted. While the spread of the disease has gradually returned under control in China, COVID-19 could still adversely affect the business operation our PRC Subsidiaries and Hong Kong Subsidiaries and our financial results in the future. As a result, there is a possibility that the Company’s revenues and operating cash flows may be significantly lower than expected for fiscal year 2022.

We and our Subsidiaries may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, we and our Subsidiaries may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that we or our Subsidiaries owe more taxes than it has paid. We recorded tax liabilities of $1.6 million, $4.4 million and $2.8 million as of June 30, 2022, 2021, and 2020, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of for past taxes may be higher than those amounts, if the PRC authorities determine that penalties are applicable or that the correct amount has not been paid. Although the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent we are able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

While we are optimistic that our smart products such as collars, harnesses, feeders and robots will be important products for our company in the future, we only recently begun to sell them and thus do not know whether they will prove popular with consumers. We have exhibited these products at expos in multiple countries and have begun to receive orders, but our revenues for all smart products was approximately 13.5 million, $7.8 million, and $4.3 million during the years ended June 30, 2022, 2021, and 2020, respectively. As a result, we do not have an accurate gauge of how well accepted they will be by consumers. If consumers do not appreciate our smart products, we may not sell enough products to grow our market share in this new industry.

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

We debuted our C2 and H2 smart collars and harnesses in 2016. These products were designed to operate over 2G telephone technology. While this platform was sufficient to meet the needs of the products, 2G speeds lag far behind currently available 4G and now 5G technology. As a result, our C2 and H2 products have thus far obtained a very limited customer base. For this reason, we have been researching and developing our next generation of smart collars and harnesses to operate with today’s higher internet speeds in mind. We are close to the roll out of the C6 which relies on 4G network and C5 and C5 mini which rely on NB network. Before we are able to bring these products to market fully, we anticipate that our sales of smart collars and harnesses, along with subscriptions for ongoing cellular services for those products, will be nominal. If and when we are able to introduce our next generation of smart collars and harnesses, we are unable to predict the extent to which consumers will be drawn to such new products.

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

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our PRC subsidiaries own 116 patents and 188 trademarks in China and 85 patents and 47 trademarks outside China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). This intellectual property has allowed our products to earn market share in the pet products industry.

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

As of the date of the filing, we have registered 188 trademarks in China. We have also registered our key trademarks in Japan, Australia, Korea, Hong Kong, Taiwan and the United States.

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

As of June 30, 2022, we had approximately $6.9 million in outstanding bank loans, with expected repayment of approximately $2.0 million in one year, $3.2 million in two years and $1.7 million in three to seven years. The loans are guaranteed by the fixed assets of the Company’s subsidiaries and are also personally guaranteed by our Chief Executive Officer and certain of his family members. While we believe we have sufficient capital resources to repay these bank loans with support from Mr. Silong Chen, our Chief Executive Officer, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

Our PRC Subsidiaries lease our production facility from Dongguan Dongcheng District Tongsha Huanggongkeng Co-op (“Huanggongkeng”). We understand that, as is not uncommon in our area, Huanggongkeng did not obtain prior government approval before constructing the facilities and thus may be unable to provide evidence of government approval. If the local authority were to request proof of such approval, operations at our facility could be interrupted until Huanggongkeng was able to provide evidence of such approvals. If Huanggongkeng were unable to rectify this issue, we could find our operations halted indefinitely.

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

Our key customers are principally retail pet specialty stores and mass merchandisers. For the year ended June 30, 2022, sales to our four largest customers accounted for 23.4%, 6.7%, 6.7% and 5.7% of our total revenue. For the year ended June 30, 2021, sales to our three largest customers amounted in the aggregate to approximately 32.0%, 9.1% and 6.9% of our total revenue. For the year ended June 30, 2020, sales to our three largest customers amounted in the aggregate to approximately 27.6%, 6.5% and 4.4% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. During the years ended June 30, 2022, 2021 and 2020, we had one, one and one customer that accounted for 10% or more of our revenues.

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

Many of our international customers order our products by placing an order with our Hong Kong Subsidiaries. Our Hong Kong Subsidiaries then procure the products from our PRC Subsidiaries. When these products are sold from our PRC Subsidiaries to our Hong Kong Subsidiaries, the price paid is set at what we believe to be a fair value. Further, we have informed the applicable tax bureaus of the pricing of products. Nevertheless, the tax bureau in the future may claim that we have engaged in transfer pricing to avoid payment of value-added tax (“VAT”) because the price our Hong Kong Subsidiary charges to the customer may be higher than the price our PRC Subsidiaries charge to our Hong Kong Subsidiaries. Under PRC law, the VAT is refundable on export, so we believe there is limited risk in the event that we were called upon to pay VAT on such transfers from China to Hong Kong, but a failure to report proper VAT payable could expose us to penalties and interest for failing to pay it on time.

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

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our Class A Common Shares on a foreign stock exchange could delay this offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our Class A Common Shares.

On August 8, 2006, six Chinese regulatory agencies, including the MOFCOM, jointly issued the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules contains provisions that require that an offshore SPV formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. However, the application of the M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. We have not chosen to voluntarily request approval under the M&A Rules. Based on the understanding of the current PRC law, rules and regulations, we believe that the CSRC’s approval may not be required for the listing and trading of our common shares on Nasdaq in the context of this offering, given that Dogness was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

If the CSRC requires that we obtain its approval prior to the completion of this offering, the offering will be delayed until we obtain CSRC approval, which may take several months. There is also the possibility that we may not be able to obtain such approval. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Common Shares. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing.

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

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. As of the date hereof, management has concluded that such controls are ineffective.

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

Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. After we are listed on the Nasdaq Capital Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NASDAQ Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Class A Common Shares trading in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Audit Alliance LLP, is located in Singapore, and is subject to inspection by the PCAOB on a regular basis. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit Audit Alliance LLP to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PACOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

The Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCA Act”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Audit Alliance LLP, is located in Singapore, and is subject to inspection by the PCAOB on a regular basis. The recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

Any final and conclusive monetary judgment obtained against a BVI company in the courts of a federal court of the United States (the “Foreign Court”) for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issues would be necessary provided that in respect of the judgment of the Foreign Court: (i) the Foreign Court issuing the judgment had jurisdiction in the matter and a BVI company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (ii) the judgment given by the Foreign Court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the BVI company; (iii) in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the Foreign Court; (iv) recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy and (v) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

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

If our directors refuse to register a transfer they shall send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before general meetings not called by shareholders.

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares representing in aggregate not less than 30% of our voting rights in issue, to requisition a meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

Although our Articles of Association do not provide our shareholders with any right to put any proposals before a general meetings not called by such shareholders, any shareholder may submit a proposal to our Board of Directors for consideration of inclusion in a proxy statement. Advance notice of at least seven (7) calendar days is required for the convening of our shareholders’ meeting . A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-half of the total issued voting power of each class of shares entitled to vote as a class. In the event we do not have quorum at the time set for the meeting, we are required to adjourn the meeting until the following week, at which time quorum will be satisfied if shares representing at least one-third of the total issued voting power of our company are present in person or by proxy.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategical allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth of the Chinese economy may not continue at a rate experienced in the past, and the impact of COVID-19 on the Chinese economy may continue. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct our business primarily through our subsidiaries established in China.

These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our Class A Common Shares.

Our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China. For example, as a result of recent proposed changes in the cybersecurity regulations in China that would require certain Chinese technology firms to undergo a cybersecurity review before being allowed to list on foreign exchanges, this may have a material adverse effect on our business and the value of our Class A Ordinary Share.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for target services and products depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which in turn could reduce our net revenues.

Although China’s economy has been transitioning from a planned economy to a more market oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations may be quick with little advance notice and could adversely affect the economy in China and could have a material adverse effect on our business and the value of our Class A Common Shares.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Common Shares may depreciate quickly. China’s social and political conditions may change and become unstable. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Common Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Among other things, China’s M&A Rules and the Anti-Monopoly Law established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (SAMR) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions in China that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021, and will become effective on February 15, 2022 and replace the Cybersecurity Review Measures promulgated on April 13, 2020, an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof is not yet clear. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for approval for this offering.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties. See “Risk Factor — We may be liable for improper use or appropriation of personal information provided by our customers” and “Risk Factors — Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our Class A Common Shares on a foreign stock exchange could delay this offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our Class A Common Shares.”

Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Common Shares to investors and could cause the value of our Class A Common Shares to significantly decline or become worthless.

On December 24, 2021, CSRC and relevant departments of the State Council published the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers.

The Draft Rules Regarding Overseas Listing, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with CSRC within three working days, and make filings for certain matters, including follow-on offerings, after their initial public offerings or listings. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulator of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, etc.; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administrative Provisions stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

As of the date of this prospectus, the Draft Rules Regarding Overseas Listings have not been promulgated, and neither we nor any of our PRC Subsidiaries have been required to obtain permission from, or make filings with, CSRC or any Chinese governmental agencies for any of our U.S. offerings. The Draft Rules Regarding Overseas Listings, if enacted, however, may subject us to additional compliance requirements in the future, and though we believe that none of six situations that would clearly prohibit overseas listing and offering apply to us, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. If CSRC or any Chinese governmental agencies requires that we obtain its approval prior to the completion of this offering, the offering will be delayed until we have obtained such approval, which may take several months. There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. If prior governmental agencies approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval in the future, we may face regulatory actions or other sanctions from CSRC or other Chinese governmental agencies. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Common Shares. CSRC or other Chinese governmental agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Class A Common Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Class A Common Shares to significantly decline in value or become worthless.

The holding company may be subject to approval or other requirement from PRC authorities in connection with this offering, and, if required, we cannot assure you that we will be able to obtain such approval or satisfy such requirement. If we failed to obtain such approval or satisfy such requirement, we may not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and the value of our Class A Common Shares may decrease or become worthless.

As of the date of this prospectus, we or our Subsidiaries have not received any requirement to obtain permission or approval from CSRC or Cyberspace Administration of China. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges (including retroactively), and even if such permission is obtained, whether it will be denied or rescinded. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of the content on our online platform is deemed to violate any content restrictions by the PRC government, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or customers of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed. Additional compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of the securities, we will not commence the offering until we obtain such permissions. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our future business, results of operations, and the value of our securities.

Further, Chinese government continues to exert more oversight and control over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

Therefore, China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed. As of the date of this prospectus, we have not received any requirement to obtain approval of CSRC to list on U.S. exchanges. Further, however, given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities, additional compliance procedures may be required in connection with this offering and our business operations. If such compliance procedures were required in the future in connection with this offering and our business operations, and, if required, we cannot predict whether we will be able to obtain such approval. If we are unable to obtain such permission we may be forced to abandon this offering. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our Class A Common Shares to significantly decline or be worthless.

We may be subject to PRC laws relating to the use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on April 13, 2020, amended on December 28, 2021 and will become effective on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, Review Measures stipulates that an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that we will not be deemed as an “online platform operator”. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this prospectus, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system shall be established. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft to solicit public opinion and comments. Under the Data Security Management Regulations Draft, which provides that an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft. However, the Data Security Management Regulations Draft has not been formally adopted. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted or implemented, and whether it will affect us. There remains uncertainty as to how the Review Measures and the Data Security Management Regulations Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Data Security Regulations Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. Any cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq capital market and the offering as well can be taken in a timely manner, or at all.

In addition, according to the Personal Information Protection Law, where the purpose of the activity is to provide a product or service to that natural person located within China, such activity shall comply with the Personal Information Protection Law. Further, the Data Security Law provides that where any data handling activity carried out outside of the territory of China harms the national security, public interests, or the legitimate rights and interests of citizens or organizations of China, legal liability shall be investigated in accordance with such law. However, the Personal Information Protection Law and the Data Security Law are relatively new, there remains uncertainty as to how the laws will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the two laws.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension, or disruption of our operations, among other things.

We may be liable for improper use or appropriation of personal information provided by our customers.

Our business can potentially involve collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies, and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology, or MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR (formerly known as State Administration for Industry and Commerce, or the SAIC), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020, was amended on December 28, 2021, and will become effective on February 15, 2022. According to the Cybersecurity Review Measures, (i) operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) online platform operators holding more than one million users/users’ individual information and seeking a listing outside China shall file for cybersecurity review; (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

As of the date hereof, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the Cyberspace Administration of China, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review in relation to this offering. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, our current security measures and those of our third-party service providers may not always be adequate for the protection of our customer, employee or company data. We may be a target for computer hackers, foreign governments or cyber terrorists in the future.

Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of this offering may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of this offering. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 2 times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Common Shares.

U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

The majority of our operations conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited.

We are an exempted company with limited liability incorporated under the laws of the British Virgin Island, we conduct a significant portion of our operations in China and the majority of our assets are located in China. In addition, all of our directors, officers or senior management other than Yunhao Chen, are located in China. As a result, it may be more difficult for our Shareholders to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

On July 14, 2006, Hong Kong and the PRC entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the PRC and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements Between Parties Concerned, or the 2006 Arrangement, pursuant to which a party with a final court judgment rendered by a Hong Kong court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in the PRC. Similarly, a party with a final judgment rendered by a PRC court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in Hong Kong. A choice of court agreement in writing is defined as any agreement in writing entered into between parties after the effective date of the 2006 Arrangement in which a Hong Kong court or a PRC court is expressly designated as the court having sole jurisdiction for the dispute. Therefore, it is not possible to enforce a judgment rendered by a Hong Kong court in the PRC if the parties in dispute have not agreed to enter into a choice of court agreement in writing. The 2006 Arrangement became effective on August 1, 2008.

Subsequently on January 18, 2019, Hong Kong and the PRC entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters between the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the Arrangement, pursuant to which, among other things, the scope of application was widened to cover both monetary and non-monetary judgments in most civil and commercial matters, including effective judgments on civil compensation in criminal cases. In addition, the requirement of a choice of court agreement in writing has been removed. It is no longer necessary for parties to agree to enter into a choice of court agreement in writing, as long as it can be shown that there is a connection between the dispute and the requesting place, such as place of the defendant’s residence, place of the defendant’s business or place of performance of the contract or tort. The 2019 Arrangement shall apply to judgments in civil and commercial matters made on or after its effective date by the courts of both sides. The 2006 Arrangement shall be terminated on the same day when the 2019 Arrangement comes into effect. If a “written choice of court agreement” has been signed by parties according to the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement shall still apply. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Therefore, there are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

Furthermore, shareholder claims that are common in the U.S., including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation (“SAT”) on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends the PRC’s tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Bulletin 37, which, among others, repealed the SAT Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under SAT Circular 698. And certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.

In July 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If any PRC shareholder who makes direct or indirect investments in offshore special purpose vehicles, or SPV, fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

Of our current shareholders, five pre-IPO shareholders are individual Chinese residents to whom Notice 37 applies. The remaining pre-IPO shareholders are enterprises and Hong Kong residents, to whom Notice 37 does not apply; provided, however, that to the extent the shareholders of such enterprises are themselves Chinese residents, Notice 37 would apply to such individuals. As of the date hereof, none of the shareholders who are Chinese residents who hold such shares directly or through a Hong Kong enterprise has submitted registration under Notice 37. Although such individuals have promised to complete registration at the time they pay the company’s capital contribution prior to completion of this offering, there can be no assurance such registration will be completed in a timely manner. We have requested PRC residents whom we know hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under Notice 37 and other related rules. However, we cannot assure you that the registration will be duly and timely completed with the local SAFE branch or qualified banks. In addition, we may not be informed of the identities of all of the PRC residents holding direct or indirect interests in our company. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

As a holding company, we rely principally on dividends and other distributions on equity from our subsidiaries, including those based in China, for our cash requirements, including for services of any debt we may incur.

Our PRC Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Subsidiaries, as a Foreign Invested Enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, and it may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. In addition, if our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. Currently, we have installed cash management policies or procedures in place that dictate how funds are transferred, under an umbrella of corporate policies and financial reporting policies. Even though our policies do not specifically address the limitations, as discussed above, on the amount of funds the Company can transfer out of China, if we decide to transfer cash out of China in the future, all relevant transfers will be conducted in compliance with such limitations. As of the date of this prospectus, none of the PRC Subsidiaries has made any dividends or distributions to Dogness.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this Offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our subsidiaries established in China and Hong Kong. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not at its discretion take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, known as SAT Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiaries. We do not believe that Dogness meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Dogness is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Common Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our British Virgin Islands holding company, Dogness, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under our equity incentive plan will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. .”

In addition, SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing fund, We are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Currently, certain of our affiliated entities are making contributions to the plans based on the basic salary of our employees which may not be adequate in strict compliance with the relevant regulations. As of the prospectus date, the accumulated impact in this regard was immaterial to our financial condition and results of operations. We have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our current practice in this regard. As the interpretation of implementation of labor-related laws and regulations are still involving, we cannot assure you that our practice in this regard will not be violate any labor-related laws and regulations regarding including those relating to the obligations to make social insurance payments and contribute to the housing funds and other welfare-oriented payments. If we deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and subject to penalties, and our business, financial condition and results of operations will be adversely affected.

Enforcement of stricter labor laws and regulations may increase our labor costs as a result.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Item 4. Information on the Company

A. History and Development of the Company

Dogness (International) Corporation (“Dogness”) was incorporated as a British Virgin Islands company limited by shares under the BVI Business Companies Act(As Revised), on July 11, 2016. Dogness has an indefinite term. Dogness was established to operate principally as a holding company. Dogness and its subsidiaries (collectively the “Company”) are principally engaged in the design and manufacture of pet products, including leashes and smart products, and lanyards in the People’s Republic of China (“PRC” or “China”). Most products are exported to the U.S. and Europe and sold to pet stores, including major pet store chains. The share capital of Dogness was US$200,000, divided into 100,000,000 Common Shares of par value US$0.002 each. In connection with the incorporation of Dogness, 15,000,000 Common Shares were issued to Silong Chen, Dogness’ founder and Chief Executive Officer.

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

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $12.4 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.8 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not yet made the payment of the registered capital. Intelligence Guangzhou will be the research and manufacturing facility for the Company’s fast growing intelligent pet products. On August 10, 2022, the Board approved to sell the Company’s 58% ownership interest in Dogness Intelligence Technology Co., Ltd. to a third party for a price of $0.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with one of the original shareholders of Dogness Culture, who is related to Mr. Silong Chen, the Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.79 million) on April 16, 2020 along with other shareholders’ capital contributions of RMB 4.88 million (approximately $0.67 million). Dogness Culture is focusing on developing and expanding pet food market in China in the near future.

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

At the completion of these transactions, (i) Dogness holds 100% of the equity of each of Dogness Overseas, HK Jiasheng and HK Dogness; (ii) Dogness Overseas owns 100% of the equity of Dogness Group; (iii) HK Dogness holds 100% of the equity of Dongguan Dogness; (iv) Dongguan Dogness holds 100% of the equity of Dongguan Jiasheng, Meijia and 51.2% of the equity of Dogness Culture; and (v) Dongguan Jiasheng owns 58% of the equity of Intelligence and. By virtue of these ownership relationships, Dogness is the parent, directly or indirectly, of each of Meijia, HK Jiasheng, HK Dogness, Dongguan Dogness, Dogness Culture, Dogness Group, and Dongguan Jiasheng, and such entities’ financial results are consolidated with those of Dogness; provided that only 58% of the equity of Intelligence Guangzhou and 51.2% of the equity of Dogness Culture are so consolidated.

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

Dogness Wide-view CAM Feeder: In addition to the original Smart CAM Feeder, this 2022 version of CAM feeder holds around 4 pounds of dry food. The camera is updated and wide-angled so that the pet owner can see not only their pets and the room, but the bowl and the food in it.

Dogness Cube App Feeder and Programmable Feeder: This 2022 version of the App Feeder and Programmable Feeder holds about 4 pounds of dry food. The food container is semi-transparent which enables the pet owners to check on the food level without opening the container.

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

Dogness App Fountain: This brand new App fountain is newly developed with App controlling the water level, UV sterilization, lights and

Dogness Wireless Sensor Fountain: This brand new wireless fountain is USB rechargeable and operates with sensors. It does not use the long cable that’s common on traditional fountains and makes the fountain portable.

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

Dogness Smart Vacuumed Pet Food Storage Containers: Dogness proprietary vacuum food storage container was designed to use an intelligent, constant pressure vacuum locking method, which significantly upgrades and modernizes conventional food storage, by completely isolating mildew and moisture in the air, keeping pet food fresh and crispy for longer, and bringing a higher quality to pets’ healthy lives.

Dogness C6 GPS Tracker “Discover”: Pet owners can have peace of mind knowing where their pets are anytime when they open the GPS Tracker App on their mobile phones. The Trackers are 4G compatible and allow the owners to keep track of the location of their pets. They can also set up virtual fences and the GPS Tracker App will alert the pet parents if their pets are beyond the fences. The Trackers also monitor and provide the pets’ activity level statistics.

Dogness C5 and C5 mini Trackers: These smaller versions of the trackers have similar features of C6 but uses NB instead of 4G. It features longer battery time with smaller size and weight.

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

Upcoming New Products

Dogness expects to launch additional products, including convenient indoor pet toilets, air purifiers, and other products.

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

Operations

Dogness has marketing and sales networks all over the world and has businesses in Dallas, Dongguan, Hong Kong and Zhangzhou. Senior management, R&D and production, marketing, customer service and finance operate from Dogness’ headquarters in Dongguan, Guangdong Province, which also serves as the manufacturing base for smart products and dog leashes. Dogness Group LLC in Dallas, Texas, USA serves as the sales and service center for all international markets. The company’s factory in Zhangzhou, Fujian serves as a material production base, responsible for sample dyeing, ribbon dyeing and electroplating. One of Dogness’ competitive advantages comes from integrating the whole industrial chain, including retraction ropes, textiles, printing and dyeing, mold development, and hardware and plastics. In addition, Dogness’ subsidiary in the United States has R&D and design centers for pet smart products, forming a complete supply chain system with manufacturing bases in China. We benefit from vertically integrated manufacturing operations, which allow us to design, machine and assemble the vast majority of our products in house, so we can easily incorporate improvements in design.

Market Background

Our company’s primary market is mainland China, with approximately 46.3%, 56.3%, and 51.0% of our products being sold in China in fiscal 2022, 2021, and 2020, respectively.

In terms of export sales, our company’s primary market is the United States, with approximately 29.6%, 24.7%, and 25.7% % of our products being sold in America in fiscal 2022, 2021, and 2020, respectively. The United States has one of the highest pet ownership rates in the world. According to National Pet Owner’s Survey (2020-2021) conducted by the American Pet Products Association (APPA), in the United States, almost 90.5 million households have a pet and over the last 30 years, pet ownership has gone from 56.0% to 70.0% of all households.1

Pet owners in the United States have increasingly seen their pets as extended members of the family. Accordingly, spending on pets has increased steadily over the last decade. According to the APPA, in 2021 alone, $123.6 billion was spent on pets in the U.S, a 1.19% increase from the previous year.2 An average U.S. pet owner will spend $1,480 a year on their dog and $902 on their cat.3

We sell the majority of our products through specialty pet store chain retailers and mass market retailers. Although there are more than 13,000 pet stores in the United States, the vast majority of pet stores are small operations, but a significant proportion of sales come from the top few specialty retail chains, Petco and Pet Valu. Mass retailers like Target and Wal-Mart also play a key role in pet supply sales, including in particular staples like pet food. These retailers have courted pet owners with the offer of one-stop-shopping, as compared with making a special trip to a pet store.

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

● Advanced technology. We have developed and made use of 201 patents in producing premium pet products.

● Strong research and development. We have leveraged our cooperation with and/or investments in Dogness Network Technology Co., Ltd (“Dogness Network”), Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”), Linsun Smart Technology Co., Ltd (“Linsun”) and our own in-house research and development efforts to design high tech pet products for our customers. Dogness Network, in which we have a 10% ownership interest, develops the smartphone apps that power our connected products, including our feeders, treaters, robots and others. Nanjing Rootayahas designed some of our pet toys and innovative water and food bowl. Linsun, in which we have a 13% ownership interest, helped create our smart feeders and treaters. Our subsidiary Dongguan Jiasheng is responsible for the technology underlying our other smart products and innovation and improvement in traditional products.

1 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics (2021). https://www.mordorintelligence.com/industry-reports/pet-service-market

2 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics (2021). https://www.mordorintelligence.com/industry-reports/pet-service-market

3 Finmasters, How Much Do Americans Spend On Their Pets? https://finmasters.com/pet-spending-statistics/

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

● Strong reputation in pet products industry. Our customer list is filled with sophisticated, multinational purchasers of pet

Research and Development

Our R&D team has 15 dedicated employees who are focused on product development and design. Quality control has 8 employees and is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

Beginning in 2016, we have been researching and testing new, more ecologically friendly materials, which we hope to use in place of PVC in certain plastic applications.

As a result of these efforts, we became certified as a National High-Tech Enterprise by the State Intellectual Property Office in March 2015, and we renewed this certification in 2021. This certification entitles us to favorable tax rates of 15%, rather than the unified rate of 25% we would pay if we were not certified.

Our research and development expenses were $917,227 in fiscal 2022, $540,613 in fiscal 2021, and $1,528,062 in fiscal 2020, representing 3.4%, 2.2%, and 8.0% of our total revenues for 2022, 2021, and 2020, respectively. We expect our R&D expenses to increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Intellectual Property

We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. As of September 25, 2022, we have completed registration of 116 patents with the China State Intellectual Property Office. In addition, we have registered 21 patents in Germany, 26 in Japan, 20 in the United States, 8 in Canada, 3 in Australia, and 8 in the European Union. As of the date of this report, we have successfully obtained 201 patents (including 116 in China), which includes 27 invention patents, 61 utility patents, and 113 appearance patents.

We have completed registration of 188 trademarks, with the Trademark Office of the State Administration for Industry & Commerce of the PRC. In addition, we have registered our key trademark for Dogness in Japan, Australia, Korea, Hong Kong, Taiwan and the United States. We have registered all of our patents and trademarks under Dongguan Jiasheng, Dongguan Dogness, Dogness Culture, Dogness Group, and HK Dogness. Our trademarks will expire at various dates through November 12, 2030.

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

At our facility in Dongguan, our company leases the factory building, office building, guard booth, power room and dormitory from Dongguan Dongcheng District Tongsha Huanggongkeng Co-op, an unrelated third party. The total leased area spans 10,292 square meters. The lease commenced May 1, 2009 has been renewed twice; the current expiration date is April 30, 2027. We estimate that the productive capacity of our main factory is 8,500,000 pieces per year, and our current utilization rate is approximately 65%.

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

In July 2018, the Company entered a long-term lease that expires October 14, 2038 for 7,026 square meters of land and 5,000 square meters of buildings in Dongguan city. The Company plans to use this new property as a warehousing facility, given limited storage capacity at its other facilities. Lease expenses for this property were approximately $4.5 million, which amount was paid in full on October 9, 2018. The total budget is approximately RMB263.5 million ($39.3 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of June 30, 2022, the Company has made total payments of approximately RMB 261.5 million ($39.0 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB 2.0 million ($0.3 million).

The Company’s subsidiary Dogness Culture also worked on a project to decorate a pet themed retail store. Total budget is RMB 2.2 million ($0.3 million). This project was fully completed during the year ended June 30, 2021. As of June 30, 2022, the Company has paid approximately RMB 2.1 million ($0.3 million) for the project.

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

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $11.0 million (or RMB71.0 million). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($17.0 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. Meijia plant has reached its designed production capacity by June 2021.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.9 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% of ownership interest owned by two unrelated entities. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Intelligence Guangzhou has had immaterial operation since its inception. On August 10, 2022, the Board approved to sell the Company’s 58% ownership interest in Dogness Intelligence Technology Co., Ltd. to a third party for a price of $0.

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

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.79 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.76 million). Dogness Culture is focusing on developing and expanding pet food market in China.

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

Our major products include traditional pet products, intelligent pet products, and climbing hooks and others products, such as mouth covers and pet charms. During the year ended June 30, 2021, we started providing ribbon dyeing service for external customers, as well as pet grooming services. Revenues by product and service categories are summarized below:

	For the Years ended June 30,
	2022		2021		2020
Product and service category	Revenue	% of total Revenue	Revenue	% of total Revenue	Revenue	% of total Revenue

Products
Traditional pet products	$11,433,159	42.2%	$14,331,492	58.9%	$13,208,764	68.9%
Intelligent pet products	13,492,076	49.8%	7,801,070	32.1%	4,328,918	22.6%
Climbing hooks and others	1,761,341	6.5%	1,340,686	5.5%	1,633,676	8.5%
Total revenue from product sales	26,686,576	98.5%	23,473,248	96.5%	19,171,358	100.0%

Service
Dyeing service	342,561	1.3%	817,145	3.4%	-	-%
Other services	66,060	0.2%	29,728	0.1%	-	-%
Total revenue from service	408,621	1.5%	846,873	3.5%	-	-%
Total revenue	$27,095,197	100.0%	$24,320,121	100.0%	$19,171,358	100.0%

During the year ended June 30, 2022, our products were sold in 35 countries. Our major customers include, Anyi trading, Ruisheng, Petgo, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. With the fast-growing online shopping, we also sold our products via popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Export sales accounted for 53.7%, 43.7% and 49.0% of the total sales for the years ended June 30, 2022, 2021 and 2020, respectively, while China domestic sales accounted for 46.3%, 56.3% and 51.0% for the years ended June 30, 2022, 2021 and 2020, respectively. The breakdown of the sales by geographic areas is shown below

	For the year ended June 30, 2022		For the year ended June 30, 2021		For the year ended June 30, 2020
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$14,542,323	53.7%	$10,627,253	43.7%	$9,399,228	49.0%
Sales in China domestic market	12,552,874	46.3%	13,692,868	56.3%	9,772,130	51.0%
Total	$27,095,197	100.0%	$24,320,121	100.0%	$19,171,358	100.0%

For the year ended June 30, 2022, the Company’s four largest customers accounted for 23.4%, 6.7%, 6.7% and 5.7% of the Company’s total revenue, respectively. For the year ended June 30, 2021, the Company’s three largest customers accounted for 32.0%, 9.1% and 6.9% of the Company’s total revenue, respectively. For the year ended June 30, 2020, the Company’s three largest customers accounted for 27.6%, 6.5% and 4.4% of the Company’s total revenue, respectively.

	For the years ended June 30,
	2022	2021	2020
	% of total revenue

Dongguan Anyi Trading Co., Ltd.	23.4%	32.0%	27.6%
Petco	-	9.1%	6.5%
Shenzhen Wosibao Technology Co., Ltd	-	6.9%	-
Mid Ocean Brands B.V.	6.7%	-	-
Dogness Network Technology Co., Ltd	6.7%	5.0%	4.4%
Dongguan Ruisheng Development Co., Ltd.	-	3.6%	-%
Costco	5.7%	-	-

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

For the year ended June 30, 2022, our sales increased by 11.4% as compared to the fiscal year ended June 30, 2021. This indicates that we have repositioned our sales strategies to cope with the negative impact of US-China trade dispute and COVID-19, as well as the positive trend of online shopping and customer needs for smart pet products.

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

Results of Operations

Comparison of Operation Results for the Years Ended June 30, 2022 and 2021

The following table summarizes the results of our operations for the years ended June 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended June 30, 2022		Year ended June 30, 2021
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$27,095,197	100.0%	$24,320,121	100.0%	$2,775,076	11.4%
Cost of revenues	16,956,132	62.6%	15,164,908	62.4%	1,791,224	11.8%
Gross profit	10,139,065	37.4%	9,155,213	37.6%	983,852	10.7%
Operating expenses
Selling expenses	2,077,174	7.7%	1,815,771	7.5%	261,403	14.4%
General and administrative expenses	6,742,687	24.9%	4,941,036	20.3%	1,801,651	36.5%
R&D expense	917,227	3.4%	540,613	2.2%	376,614	69.7%
Loss from disposal of fixed assets	327,921	1.2%	-	-%	327,921	-%
Total operating expenses	10,065,009	37.1%	7,297,420	30.0%	2,767,589	37.9%
(Loss) income from operations	74,056	0.3%	1,857,793	7.6%	(1,783,737)	(96.0)%
Other income (expenses)
Interest income (expense), net	(370,108)	(1.4)%	(264,408)	(1.1)%	(105,700)	40.0%
Foreign exchange (loss) gain	246,211	0.9%	(228,260)	(0.9)%	474,471	(207.9)%
Other income	115,016	0.4%	215,233	0.9%	(100,217)	(46.6)%
Rental income from related parties, net	173,089	0.6%	354,968	1.5%	(181,879)	(51.2)%
Gain from disposition of a subsidiary	-	-%	5,162	0.0%	(5,162)	(100.0)%
Total other income	164,208	0.6%	82,695	0.3%	81,513	98.6%
Income (loss) before income taxes	238,264	0.9%	1,940,488	8.0%	(1,702,224)	(87.7)%
Income tax benefit (expense)	(2,777,868)	(10.3)%	641,460	2.6%	(3,419,328)	(533.1)%
Net income	$3,016,132	11.1%	$1,299,028	5.3%	$1,717,104	132.2%

Revenues. Revenues increased by approximately $2.8 million, or 11.4%, to approximately $27.1 million in fiscal 2022 from approximately $24.3 million in fiscal 2021. The increase in revenue was primarily attributable to the increased sales of our intelligent pet products which have much higher average selling price than our traditional pet products. The increase was mainly due to following reasons:

1) We continue to shift our focus and resources to produce and promote the sales of higher margin intelligent pet products. As a result, our sales volume for intelligent pet products increased by 14.1% for the year ended June 30, 2022 as compared to the year ended June 30, 2021

2) We continue to upgrade our production lines for traditional pet products to improve the productivity and lower the production costs. As a result, we are able to lower our selling price for traditional pet products, but still maintain desirable profit margins. Our sales strategy for traditional pet products successfully retained our customers, attracted new customers, and increased awareness for our intelligent pet products.

3) To mitigate the impact caused by COVID-19, we expanded our sales channels to more online shopping platforms, such as Amazon, Chewy, JD, Tmall and Taobao, as well as the live streaming sales platforms hosted by influencers. These ecommerce sales normally have higher profit margin than traditional sales channels.

Our average selling price increase in by 22.2% during the year ended June 30, 2022 as compared to the year ended June 30, 2021. The increase was largely due to increased sales of our intelligent pet products. Our sales of intelligent pet products account for approximately 49.8% of the total sales in fiscal 2022, as compared to approximately 32.1% in fiscal 2021.

Revenue by product and service type

The breakdown of our revenue by product type is as follows:

	For the Years ended June 30,
	2022		2021
Product and service category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Products
Traditional pet products	11,433,159	42.2%	14,331,492	58.9%	(2,898,333)	(20.2)%
Intelligent pet products	13,492,076	49.8%	7,801,070	32.1%	5,691,006	73.0%
Climbing hooks and others	1,761,341	6.5%	1,340,686	5.5%	420,655	31.4%
Total revenue from products	$26,686,576	98.5%	$23,473,248	96.5%	$3,213,328	13.7%

Service
Dyeing service	342,561	1.3%	817,145	3.4%	(474,584)	(58.1)%
Other services	66,060	0.2%	29,728	0.1%	36,332	122.2%
Total revenue from service	408,621	1.5%	846,873	3.5%	(438,252)	(51.7)%
Total	27,095,197	100.0%	24,320,121	100.0%	2,775,076	11.4%

	Total Revenue for years ended June 30,						Average unit price		Price
Products	2022	2021	Units sold in 2022	Units sold in 2021	Variance in Units sold	% of units variance	2022	2021	Difference
Traditional pet products	11,433,159	14,331,492	10,813,092	12,064,685	(1,251,593)	(10.4)%	1.1	1.2	(0.1)
Intelligent pet products	13,492,076	7,801,070	441,042	386,467	54,575	14.1%	30.6	20.2	10.4
Climbing hooks and others	1,761,341	1,340,686	1,040,551	828,070	212,481	25.7%	1.7	1.6	0.1
Total	$26,686,576	$23,473,248	12,294,685	13,279,222	(984,537)	(7.4)%	$2.2	$1.8	$0.4

Traditional pet products

Revenue from traditional pet products decreased by approximately $2.9 million or 20.2% from approximately $14.3 million in fiscal 2021 to approximately $11.4 million in fiscal 2022. The decrease was mainly due to decrease of 10.4% in sales volume and decrease in average selling price of $0.1 per unit in fiscal 2022 compared to fiscal 2021.

Intelligent pet products

Revenue from intelligent pet products increased by approximately $5.7 million or 73.0%, from approximately $7.8 million in fiscal 2021 to approximately $13.5 million in fiscal 2022. The increase was driven by the increased average selling price of $10.4 per unit in fiscal 2022 due to more higher selling price intelligent pet products we made, and increase of 14.1% in sales volume during fiscal 2022 compared to fiscal 2021

We launched our intelligent pet products in March 2018, which include App-controlled pet feeders, pet water fountains, and smart pet toys. Comparing with other products, intelligent pet products typically have higher selling price. As part of our strategic changes, we have shifted our focus and resources from traditional pet products to new, smart, and high value innovative smart pet products. We have seen significant increase of sales during fiscal year 2022 and are expected the sales of intelligent pet products will continue to be one of the primary sources of revenue in the near future.

Climbing hooks

Revenue from climbing hooks increased by approximately $0.4 million from approximately $1.3 million in fiscal 2021 to approximately $1.8 million in fiscal 2022. The increase was mainly due to a 25.7% increase in sales volume, and a slight increase of the average selling price of $0.1 per unit for fiscal 2022 as compared to fiscal 2021. We expect the sales for the climbing hooks and gears will continue to increase after the pandemic due to the growth trend of participating the outdoors activities both domestically and globally.

Dyeing service

During fiscal 2021, we started to provide ribbon dyeing service to customers. We utilize our manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. We recognize revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. We earned service fees of $342,561 and $817,145 in fiscal 2022 and 2021, respectively

Sales to related parties

During the year ended June 30, 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”), for the purpose of working together to develop new products and new technologies in smart pet tech area.

The legal representative of Dogness Technology is Junqiang Chen, the relative of Mr. Silong Chen.

We sold certain intelligent pet products to Dogness Network and Dogness Technology, and accordingly reported related party sales of $2,212,579 and $1,207,686, which accounted for 8.2% and 5.0% of our total revenue in fiscal 2022 and 2021, respectively.

Cost of revenue associated with the sales to these two related parties amounted to $1,301,180 and $663,742 for the in fiscal 2022 and 2021, respectively.

Revenue by Geographic Area

The breakdown of our revenue by geographic areas is as follows:

	For the Years Ended June 30,
	2022		2021
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Mainland China	$12,552,874	46.3%	$13,692,868	56.3%	(1,139,994)	(8.3)%
United States	7,980,436	29.6%	6,028,326	24.7%	1,952,110	32.4%
Europe	1,770,052	6.5%	1,653,923	6.8%	116,129	7.0%
Japan and other Asian countries and regions	3,009,931	11.1%	1,302,967	5.4%	1,706,964	131.0%
Australia	579,677	2.1%	392,985	1.6%	186,692	47.5%
Canada	1,168,689	4.3%	1,180,631	4.9%	(11,942)	(1.0)%
Central and South America	33,538	0.1%	68,421	0.3%	(34,883)	(51.0)%
Total	$27,095,197	100%	$24,320,121	100.0%	$2,775,076	11.4%

The breakdown of sales by product types in international markets is as follows:

International sales by product type

	For the Years ended June 30,
	2022		2021		Change
Product and service type	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	$6,187,697	42.5%	$6,742,503	63.4%	$(554,806)	(8.2)%
Intelligent pet products	7,538,259	51.9%	3,173,393	29.9%	4,364,866	137.5%
Climbing hook	816,367	5.6%	711,357	6.7%	105,010	14.8%
Total international sales	$14,542,323	100.0%	$10,627,253	100.0%	$3,915,070	36.8%

Our total sales in international markets increased by approximately $3.9 million or 36.8% from approximately $10.6 million in fiscal 2021 to approximately $14.5 million in fiscal year 2022. We have seen sharp increase of consumer demand in U.S., Japan and other Asian countries because of the stimulus plan and the strong recovery of the economy. Our sales to U.S. market increased by approximately $2.0 million or 32.4% to approximately $8.0 million in fiscal 2022 from approximately $6.0 million for the fiscal 2021. Our sales to Japan and other Asian countries and regions market increased by approximately $1.7 million or 131.0% to approximately $3.0 million for fiscal 2022 from approximately $1.3 million for fiscal 2021. However, due to the ongoing negative impact of the outbreak and spread of COVID-19 around the world, we still experienced weak market demand and received less sales orders from other international customers.

In terms of our international sales by product type and mix, sales of intelligent pet products and climbing hooks increased by 137.5% and 14.8%, respectively, in fiscal 2022 as compared to fiscal 2021. However, our sales of our traditional pet products decreased by 8.2%, in fiscal 2022 as compared to fiscal 2021.

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

The breakdown of sales by product types in China’s domestic market is as follows:

Domestic sales by product type

	For the Years ended June 30,
	2022		2021		Changes
Product and service type	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	5,245,462	41.8%	7,588,989	55.4%	(2,343,527)	(30.9)%
Intelligent pet products	5,953,817	47.5%	4,627,677	33.8%	1,326,140	28.7%
Climbing hook	944,974	7.5%	629,329	4.6%	315,645	50.2%
Dyeing services	342,561	2.7%	817,145	6.0%	(474,584)	(58.1)%
Other services	66,060	0.5%	29,728	0.2%	36,332	122.2%
Total sales in China domestic market	$12,552,874	100.0%	$13,692,868	100.0%	$(1,139,994)	(8.3)%

Our domestic sales decreased by approximately $1.1 million or 8.3% from approximately $13.7 million in fiscal 2021 to approximately $12.6 million in fiscal 2022. The decrease was mainly due to decreased revenue from traditional pet products.

With the booming of pet culture in China, more and more young consumers have become pet owners in Mainland China. There are growing demands for smart pet products, including App-controlled smart pet food feeders, pet water fountains, pet tracking devices and smart pet toys. In addition, the shopping channels are diversified due to the rapid change of technology and lifestyle. The younger generations are more tech savvy and more willing to purchase products from popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Therefore, during fiscal 2022, we increased our marketing activities and sales efforts in domestic market, especially on those online shopping sites and channels. As a result, our domestic sales of intelligent pet products increased approximately $1.3 million or 28.7% in fiscal 2022 as compared to fiscal 2021.

On the other hand, due to our strategic changes, we have shifted our focus and resource from traditional pet products to intelligent pet products, our domestic sales of traditional pet products decreased approximately $2.3 million or 30.9% in fiscal 2022 as compared to fiscal 2021.

Cost of revenues

Cost of revenues decreased by approximately $1.8 million, or 11.8%, from approximately $15.2 million in fiscal 2021 to approximately $17.0 million in fiscal 2022. As a percentage of revenues, the cost of goods sold slightly increased by approximately 0.2 percentage points to 62.6% in fiscal 2022 from 62.4% in fiscal 2021. We expect to continue to upgrade our production lines for both traditional and intelligent pet products to improve the productivity and lower the production costs.

Gross profit

Our gross profit increased by approximately $1.0 million or 10.7%, to approximately $10.1 million in fiscal 2022 from approximately $9.2 million in fiscal 2021 primarily attributable to the increased sales volume of our intelligent pet products which have much higher gross profit than our traditional pet products. Overall gross profit margin was 37.4%, a decrease of 0.2 percentage points, as compared to 37.6% in fiscal 2021.

Gross profit by product and service type

The breakdown of gross profit by product types is as follows:

	For the Year ended June 30,
	2022		2021
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit Pct. Pt.

Traditional pet products	$3,670,566	32.1%	$4,738,159	33.1%	$(1,067,593)	(1.0) pct.
Intelligent pet products	5,909,099	43.8%	3,997,768	51.2%	1,911,331	(7.4) pct.
Climbing hook	535,758	30.4%	423,143	31.6%	112,615	(1.2) pct.
	10,115,423	37.9%	9,159,070	39.0%	956,353	(1.1) pct.
Service
Dyeing service	(35,272)	(10.3)%	(23,957)	(2.9)%	(11,315)	(7.4) pct.
Other services	58,914	89.2%	20,100	67.6%	38,814	(21.6) pct.
Total	$10,139,065	37.4%	$9,155,213	37.6%	$983,852	(0.2) pct.

Gross profit for traditional pet products decreased by approximately $1.1 million in fiscal 2022 as compared to fiscal 2021. Gross profit margin decreased by 1.0 percentage points from 33.1% in fiscal 2021 to 32.1% in fiscal 2022, mainly because we lowered the average selling price in fiscal 2022.

Gross profit for intelligent pet products increased by approximately $1.9 million from approximately $4.0 million in fiscal 2021 to approximately $5.9 million in fiscal 2022. Gross profit margin decreased by 7.4 percentage point from 51.2% in fiscal 2021 to 43.8% in fiscal 2022, mainly driven by increased average unit cost of intelligent pet products due to improved manufacturing process.

Gross profit for climbing hook increased by approximately $0.1 million from approximately $0.4 million in fiscal 2021 to $0.5 million in fiscal 2022, mainly driven by 25.7% increase in sales volume. Overall gross margin for climbing hook decreased by 1.2 percentage points from 31.6% in fiscal 2021 to 30.4% in fiscal 2022.

Expenses

	Years ended June 30,
	2022 ($)	2022 (%)	2021 ($)	2021 (%)	Changes ($)	Changes(%)
Selling expenses	2,077,174	20.6%	1,815,771	24.9%	261,403	14.4%
General and administrative expenses	6,742,687	67.0%	4,941,036	67.7%	1,801,651	36.5%
Research and development expenses	917,227	9.1%	540,613	7.4%	376,614	69.7%
Loss from disposal of fixed assets	327,921	3.3	-	-%	327,921	-%
Total operating expenses	10,065,009	100%	7,297,420	100%	2,767,589	37.9%

Selling expenses. Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses increased by $0.3 million, or 14.4% from approximately $1.8 million in fiscal 2021 to approximately $2.1 million in fiscal 2022. The increase in selling expense was primarily due to increased Amazon online sales promotion fee approximately $0.2 million, As a percentage of sales, our selling expenses were 7.7% and 7.5% of our total revenues in fiscal 2022 and 2021, respectively.

General and administrative expenses. Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation and bad debt expenses as well as consulting expense. General and administrative expenses increased by approximately $1.8 million or 36.5% from approximately $4.9 million in fiscal 2021 to approximately $6.7 million in fiscal 2022. The increase was mainly due to increased professional consultant expense approximately $0.5 million, decoration and maintenance fee of approximately $0.5 million, increased depreciation and amortization expenses of $0.4 million. As a percentage of sales, our general and administrative expenses were 24.9% and 20.3% of our total revenues in fiscal 2022 and 2021, respectively.

Research and development expenses. Our research and development expenses increased by approximately $0.4 million or 69.7% from approximately $0.5 million in fiscal 2021 to $0.9 million in fiscal 2022. As a percentage of sales, our research and development expenses were 3.4% and 2.2% of our total revenues in fiscal 2022 and 2021, respectively. The increase was due to more research activities in fiscal 2022. We expect R&D expenses to continue to increase, as we continue to expand our research and development activities to increase the use of environmentally-friendly materials, and develop more new high-tech products to meet customer demands.

Disposition of fixed assets. We disposed some old fashioned or outdated molding machinery and equipment in fiscal 2022, which resulted in approximately $0.3 million loss from disposition of fixed assets in fiscal 2022.

Other income, net. Other income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties, gain from disposition of a subsidiary and other income or expenses. In fiscal 2022, the Company had other income of approximately $0.2 million as compared to approximately $0.1 million in fiscal 2021. The increase was mainly attributable to an increase of approximately $0.5 million in foreign exchange gain in fiscal 2022 as compared to fiscal 2021, offset by less miscellaneous other income in fiscal 2022 as compared to fiscal 2021.

Income tax benefit (expense). Income tax benefit was approximately $2.8 million in fiscal 2022, compared to, income tax expense approximately $0.6 million in fiscal 2021. The decrease was mainly due to the reversal of accrued tax liabilities in the total amount of approximately $3.0 million relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2018.

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. As of June 30, 2022 and 2021, the Company had accrued (before adjustment) total income tax liabilities of approximately $4.6 million and $4.3 million, respectively. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2022. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of approximately $3.0 million (or RMB20,424,826) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2018, resulting in the decrease of accrued income tax liabilities from approximately $4.6 million to approximately $1.5 million as of June 30, 2022. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation.

Net income. Net income was approximately $0.1 million in fiscal 2022, decrease by approximately $1.2 million from $1.3 million in fiscal 2021. The decreased net income was the result of increased s operating expenses as discussed above.

Other comprehensive income (loss). Foreign currency translation adjustments amounted to a loss of $3,203,448 and a gain of $4,879,315 in fiscal 2022 and 2021, respectively. The balance sheet amounts with the exception of equity at June 30, 2022 were translated at 6.6981 RMB to 1.00 USD as compared to 6.4566 RMB to 1.00 USD at June 30, 2021. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2022 and 2021 were 6.4554 RMB to 1.00 USD and 6.6221 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2022	Year ended June 30, 2021
Impact on revenue	$979,555	$(628,136)
Impact on operating expenses	$363,874	$(188,476)
Impact on net income	$109,040	$(33,551)

For the year ended June 30, 2022, if using the RMB6.6981 to $1.00 (foreign exchange rate as of June 30, 2022), rather than the average exchange rate for the year ended June 30, 2022, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would decrease by $979,555, $363,874 and negative $109,040, respectively.

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

Research and development expenses. Our research and development expenses decreased by $1.0 million or 64.6% from $1.5 million in fiscal 2020 to $0.5 million in fiscal 2021. As a percentage of sales, our research and development expenses were 2.2% and 8.0% of our total revenues for the years ended June 30, 2021 and 2020, respectively. The decrease was due to less research activities in fiscal 2021. We expect R&D expenses to continue to increase, as we continue to expand our research and development activities to increase the use of environmentally-friendly materials, and develop more new high-tech products to meet customer demands.

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

Other comprehensive (loss) income. Foreign currency translation adjustments amounted to a gain of $4,879,315 and a loss of $1,896,934 for the years ended June 30, 2021 and 2020, respectively. The balance sheet amounts with the exception of equity at June 30, 2021 were translated at 6.4566 RMB to 1.00 USD as compared to 7.0721 RMB to 1.00 USD at June 30, 2020. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2021 and 2020 were 6.6221 RMB to 1.00 USD and 7.0323 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

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

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended June 30,
	2022	2021	2020
Net cash provided by (used in) operating activities	$6,160,458	$3,752,232	$(2,212,271)
Net cash used in investing activities	(14,741,379)	(11,245,631)	(2,457,921)
Net cash provided by (used in) financing activities	20,868,786	11,051,571	3,041,584
Effect of exchange rate change on cash	(617,747)	110,709	345,329
Net increase (decrease) in cash	11,670,118	3,668,881	(1,283,279)
Cash and restricted cash, beginning of year	4,935,754	1,266,873	2,550,152
Cash and restricted cash, end of year	$16,605,872	$4,935,754	$1,266,873

Operating Activities

Net cash provided by operating activities was approximately $6.2 million in fiscal 2022, including net income of approximately $3.0 million, adjusted for non-cash items for approximately $4.1 million (including depreciation and amortization of approximately $3.5 million, amortization of right of use lease assets of approximately $0.4 million), and adjustments for changes in working capital approximately $0.9 million. The adjustments for changes in working capital mainly include decrease of approximately $2.8 million in tax payable primary due to income tax reserved, offset by decrease of approximately $1.2 million in prepayments and other assets.

Net cash provided by operating activities was approximately $3.7 million in fiscal 2021, including net income of $1.3 million, adjusted for non-cash items for approximately $3.3 million (including depreciation and amortization of $3.1 million, amortization of ROU assets of $0.4 million, and stock-based compensation of $0.2 million and deferred tax expense negative $0.5 million) and adjustments for changes in working capital around negative $0.8 million. The adjustments for changes in working capital mainly included increase of $1.2 million in inventories due to increased sales orders, decreased of 0.6 million in accrued expenses and other liabilities and increased of $0.5 million in accounts receivable, offset by increase of $1.3 million in taxes payable.

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

Investing Activities

Net cash used in investing activities was approximately $14.7 million in fiscal 2022, as compared to net cash used in investing activities of approximately $11.2 million in fiscal 2021, primarily due to spent approximately $14.2 million on our construction projects for improvement of our manufacturing facilities and warehouse and purchased approximately $1.1 million machinery and equipment. On the other hand, we decreased short term investment of approximately $0.5 million when we collected the investment upon maturity of these interest-bearing wealth management financial products and used such cash to invest on our construction projects.

Net cash used in investing activities was approximately $11.2 million in fiscal 2021, as compared to net cash used in investing activities of $2.5 million in fiscal 2020, primarily due to purchased approximately $0.8 million machinery and equipment to improve our production capacity, spent approximately $13.7 million on our construction-in-progress projects for improvement of our manufacturing facilities and warehouse. We also paid additional capital contributions of approximately $0.2 million to one of our long-term equity investees. offset by we decreased purchase in short-term investment of $3.3 million.

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

Financing Activities

Net cash provided by financing activities was approximately $20.9 million in fiscal 2022, During fiscal 2022, we had net proceeds from private placement of approximately $19.1 million and approximately $4.6 million proceeds from exercise of warrants and options, offset by net repayment related parties loans of approximately $1.9 million and bank loans of approximately $0.9 million.

Net cash provided by financing activities was approximately $11.1 million in fiscal 2021. During fiscal 2021, we had net proceeds from private placements of approximately $6.6 million, we net proceeds from bank loan of approximately $2.4 million and net proceeds from related party of approximately $1.9 million We also received capital contribution of approximately $0.1 million from non-controlling shareholders in Dogness Culture.

Net cash provided by financing activities was approximately $3.0 million in fiscal 2020. During fiscal 2020, we had proceeds from short-term bank loan were approximately $5.2 million and our repayments of short-term bank loans upon maturity were approximately $2.9 million. We also received capital contribution of approximately $0.6 million from non-controlling shareholders in Dogness Culture.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2022:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$1,086,051	$184,700	$430,602	$468,546	$2,203
Repayment of bank loan (2)	6,884,534	1,950,160	3,588,269	855,602	490,503
Capital injection obligation (3)	9,510,410	-	-	2,582,890	6,927,520
Capital expenditures on Dongguan Jiasheng (4)	297,931	297,931	-	-	-
Capital expenditures on Dogness Culture (5)	15,071	15,071	-	-	-
Total	$17,793,997	$2,447,862	$4,018,871	$3,907,038	$7,420,226

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements. We adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities.

(2)

As of June 30, 2022, the Company had a loan balance of RMB 42,334,455 ($6,320,534) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with effective interest rate at 6.15% and 6.55% per annum.

As of June 30, 2022, the outstanding balance was $564,000. The Company has extended the repayment date to February 2024 from the original due date of February 2022.

(3)	On July 6, 2018, a new entity named Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.9 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.9 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation of Intelligence, the Company is required to complete the capital contribution before May 22, 2038. On August 10, 2022, the Board approved to sell the Company’s 58% ownership interest in Dogness Intelligence Technology Co., Ltd. to a third party for a price of $0.

The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of June 30, 2022, future registered capital contribution commitments for Meijia was RMB 17.3 million ($2.6 million), respectively. As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB 17.3 million ($2.6 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

(4)	Dongguan Jiasheng was also working on a capital project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB 263.5 million ($39.3 million). As of June 30, 2022, the Company had completed this project and transferred of the related CIP to fixed assets. As of June 30, 2022, the Company has made total payments of approximately RMB 261.5 million ($39.0 million) in connection to this project, which resulted in future minimum capital expenditure payments of RMB2.0 million ($0.3 million).

(5)	Dogness Culture was also working on a capital project to decorate a pet themed retail store. Total budget is RMB 2.2 million ($0.3 million). As of June 30, 2022, the Company has spent RMB2.1 million ($0.3 million).

In connection with the Company’s construction-in-progress (“CIP”) projects on Dongguan Jiasheng and Dogness Culture, from July 2022 to August 2022, the Company made payments of RMB 53,100 ($7,928) on these projects.

As a result of the subsequent payments for the registered capital injection to meet the SAIC requirement, capital expenditure on the CIP project and subsequent changes in the loan balance as discussed above, the Company’s material contractual obligations as of the date of this filing has been lowered down to the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$1,086,051	$184,700	$430,602	$468,546	$2,203
Repayment of bank loan	6,580,674	1,546,300	3,688,269	855,602	490,503
Capital injection obligation	2,582,890	-	-	2,582,890	-
Capital expenditures on Dongguan Jiasheng	290,003	290,003	-	-	-
Capital expenditures on Dogness Culture	15,071	15,071	-	-	-
Total	$10,554,689	$2,036,074	$4,118,871	$3,907,038	$492,706

Loan Facilities

As of June 30, 2022, and 2021, the details of all our short-term bank loans are as follows:

	As of June 30,	As of June 30,
	2022	2021

Cathay Bank
Effective interest rate at 4.25% (1)	$564,000	$704,446
Total	$564,000	$704,446

(1)

On February 6, 2020, one of the Company’s U.S. subsidiaries, Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets.

As of June 30, 2022, the outstanding balance was $564,000. The Company has extended the repayment date to February 2024 from the original due date of February 2022.

Long-term loan consisted of the following:

	As of June 30,	As of June 30,
	2022	2021

Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	6,320,534	7,354,024
Less: current portion of long-term loans	(1,386,160)	(796,416)
Long-term loans	$4,934,374	$6,557,608

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB50 million ($7.5 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have tenure varying between three and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $2.0 million and buildings of approximately $5.4 million from Meijia as collateral to secure total loans of RMB 30 million ($4.5 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of RMB 20 million ($3.0 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of June 30, 2022, the outstanding balance was $6,320,534. The Company further repaid RMB2,370,129 ($353,860) subsequently.

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

During fiscal 2022, the global supply chain was disrupted due to container shortages. Transportation was delayed and U.S. port congestion interrupted the flow of the Company’s inventory for North America market, which caused delay of shipments and result in lower-than-expected revenue growth. In addition, the ongoing COVID-19 pandemic has led to a general slow-down in the global economy and reduced the amount of discretionary income available for consumers to purchase its products. The Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak globally, which are still uncertain and cannot be reasonably estimated at this point of time.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 53.7% and 43.7% of our revenue for the years ended June 30, 2022 and 2021, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. In fiscal 2022, the value of the RMB depreciated in relation to the U.S. dollar by approximately 3.70%. In fiscal 2021, the value of the RMB appreciated in relation to the U.S. dollar by approximately 8.70%. In fiscal 2020, the value of the RMB depreciated in relation to the U.S. dollar by approximately 3.01%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

RMB against the USD (%)
2022	(3.70)%
2021	8.70%
2020	(3.01)%

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2022, 2021 and 2020, the Company did not provide any sales incentives to its customers.

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

As of June 30, 2022 and 2021, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2022, 2021 and 2020 are disclosed in notes of this consolidation financial statements.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2022, the years from fiscal 2020 to fiscal 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after Dec. 15, 2022. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

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

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Silong Chen	40	Chief Executive Officer and Director
Yunhao Chen	45	Chief Financial Officer and Director
Qingshen Liu	48	Independent Director
Zhiqiang Shao	47	Independent Director (Audit Committee Chair)
Changqing Shi	39	Independent Director

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

Yunhao Chen

Effective May 28, 2017, we entered a written employment agreement with Dr. Chen to serve as our Chief Financial Officer. Under the terms of Dr. Chen’s employment agreement, she was entitled to base compensation of $10,000 per month through December 31, 2017. Beginning in January 2018, Dr. Chen’s salary increased to $150,000 per year. Effective as of the closing of our initial public offering, Dr. Chen received options to purchase 120,000 Class A Common Shares for a purchase price of $1.50 per share, which options vested monthly at a rate of 5,000 per month for the next two years following the completion of the offering, with the first tranche vesting one month after completion of the offering. All of such options have vested and have been exercised. Dr. Chen’s employment agreement was for a term of two years initially and renewed in 2019 with no fixed term and may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event she is unable to perform assigned tasks or the parties are unable to agree to changes to her employment agreement.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2022, 2021 and 2020 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of each of June 30, 2022, 2021 and 2020, we had five (5) directors. Other than Qingshen Liu, who received approximately $0, $0, and 8,000 for services in each of 2022 and 2021 and 2020 and Changqing Shi, who received approximately $9000, $9000 and $5,000 for services in fiscal 2022, 2021 and 2020, none of the Non-Employee Directors received any compensation in fiscal year 2022, 2021, and 2020, and Mr. Silong Chen and Dr. Yunhao Chen did not receive any compensation other than as employees of our company.

Non-Employee Directors

We pay our independent directors an annual cash retainer to be determined from time to time by our board of directors, currently around $8,000 per year, depending on the committee responsibilities of the director. We may also provide stock option equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries will provide benefits to directors upon termination of appointment.

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

Under our Memorandum and Articles of Association, we shall indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We shall indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

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

D. Employees

As of September 25, 2022, we employed a total of 259 full-time and 24 part-time employees. As of June 30, 2022, we employed a total of 309 full-time and 8 part-time employees. As of June 30, 2021, we employed a total of 272 full-time and 59 part-time employees. As of June 30, 2020, we employed a total of 197 full-time and 83 part-time employees.

Department	September 30, 2022	June 30, 2022	June 30, 2021	June 30, 2020
Senior Management	13	13	11	12
Human Resources & Administration	9	9	9	12
Finance	15	14	13	11
Research & Development	22	20	22	17
Production & Procurement (full time)	176	228	205	126
Production & Procurement (part time)	24	8	59	83
Sales & Marketing	24	25	12	19
Total	283	317	331	280

All but five (5) of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2022, we contributed in aggregate approximately $0.5 million to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2021, we contributed in aggregate approximately $0.3 million to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2020, we contributed in aggregate approximately $0.1 million to the employee benefit plans and social insurance but did not provide housing funds. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting, and this has not been so fixed as of the date of this report. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Description of Share Capital

Dogness is a British Virgin Islands business company limited by shares and our affairs are governed by our Memorandum and Articles of Association, and the BVI Business Companies Act (As Revised). We were registered with company number 1918432. As set forth in clause 5 of our Memorandum of Association, the objects for which our Company is established are unrestricted.

As of the date of this report, we are authorized to issue 100,000,000 shares of $0.002 par value per share divided into two classes being 90,931,000 Class A shares and 9,069,000 Class B shares of which 30,205,259 Class A Common Shares are issued and outstanding and 9,069,000 Class B shares are issued and outstanding.

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

Unless otherwise provided in the grant, any options granted will vest at a rate of one third (1/3) per year for three (3) years and have a per share exercise price equal to the fair market value of one of our Common Shares on the date of grant. As of September 30, 2022, we had outstanding options to purchase an aggregate of 220,000 Class A Common Shares that are exercisable at a purchase price of $1.50 per share. We may grant options under this pool to certain other employees in the future. We have not yet determined the recipients of any such grants.

Common Shares

General

All of our outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Common Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares. As of the date of this report, we have (a) 9,069,000 Class B Common shares and (b) 30,205,259 Class A Common Shares issued and outstanding.

Distributions

The holders of our Class A and Class B Common Shares are entitled to an equal share in such dividends or distributions as may be declared by our board of directors subject to the BVI Business Companies Act (As Revised).

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

Voting

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each holder of Class A shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Common Share which such shareholder holds and each Class B Holder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have three votes for each Class B Common Share which such shareholder holds.

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

Transfer of Common Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her Common Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. The transfer of a registered share is effective when the name of the transferee is entered in the register of members. The entry of the name of a person in the company’s register of members is prima facie evidence that legal title in the share vests in that person. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Common Share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a Common Share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Business Companies Act (As Revised), divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Common Shares and forfeiture of Common Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Common Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Common Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Common Shares

Subject to the provisions of the BVI Business Companies Act (As Revised), we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Business Companies Act (As Revised), the SEC, the Nasdaq Global Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Business Companies Act (As Revised), be amended only pursuant to a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the shares of that class.

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

Compulsory Acquisition

Subject to the Memorandum and Articles of Association, members of the company holding 90 per cent of the votes of the outstanding shares entitled to vote may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of the written instruction, the company is required to redeem the shares specified in the written instruction irrespective of whether or not the shares are by their terms redeemable and give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. In such circumstances minority members can dissent from the acquisition and are entitled to receive payment of the “fair value” of their shares which is assessed on the basis of a statutory appraisal process.

Differences in corporate law

The BVI Business Companies Act (As Revised) and the laws of the British Virgin Islands affecting British Virgin Islands business companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act (As Revised). A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

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

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act (As Revised) to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

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

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Business Companies Act (As Revised), inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Business Companies Act (As Revised) or our Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Business Companies Act (As Revised) provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

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

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Business Companies Act (As Revised) or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

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

Dissolution; winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Business Companies Act (As Revised) and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

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

The number and percentage of Common Shares beneficially owned are based on 39,274,259 Common Shares outstanding as of September 30, 2022. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 27, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217. As of the date of the report, we have approximately 9 shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our Common Shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of Voting
	Number	Percent	Power (2)
Named Executive Officers and Directors:
Silong Chen(3)	9,289,000	23.65%	47.72%
Zhiqiang Shao	0	0%
Changqing Shi	0	0%
Qingshen Liu	0	0%
Yunhao Chen(4)	120,000	*	*
5% or Greater Shareholders
Fine victory holding company Limited(3)	9,069,000	23.09%	47.33%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Common Shares and granted options to the extent such options will vest within 60 days after September 30, 2022.

(2)	Class A Common Shares have one vote per share. Class B Common Shares have three votes per share.

(3)	Consists of 9,069,000 Class B Common Shares held by Fine victory holding company Limited, of which Silong Chen may be deemed to have voting and dispositive power and vested options to purchase 220,000 Class A Common Shares. Due to his ownership of all outstanding Class B Common Shares (which have three votes per share rather than one vote like Class A Common Shares), Mr. Silong Chen has substantial control over Dogness.

(4)	Consists of 120,000 Class A shares obtained through the exercise of the option to purchase 120,000 Class A shares.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since July 1, 2020, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen

(1) Due from related party

Due from related parties consist of mainly rent receivables from the following:

	As of June 30,	As of June 30,
	2022	2021

Linsun	$77,964	$32,118
Dogness Network	7,340	410
Dogness Technology	20,099	-
Total	$105,403	$32,528

(2) Due to related parties

Due to related parties consist of the following:

	As of June 30,	As of June 30,
	2022	2021

Mr. Silong Chen	$130,468	$2,001,940
Total	$130,468	$2,001,940

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

(3) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s long-term bank loans. (See Note 9).

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
Name	2022	2021	2020
Linsun	$-	$-	$72,987
Dogness Network	1,806,732	1,207,686	836,664
Dogness Technology	405,847	-	-
Total	$2,212,579	$1,207,686	$909,651

Cost of revenue associated with the sales to these related parties amounted to $1,301,180, $663,742 and $633,132 for the years ended June 30, 2022, 2021 and 2020, respectively.

(5) Accounts receivable from related party

Accounts receivable from related party consisted of the following:

	As of June 30,	As of June 30,
	2022	2021

Accounts receivable - related party:
Dogness Network	$1,036,476	$515,193
Dogness Technology	58,379	-
Total	$1,094,855	$515,193

As of June 30, 2022, total accounts receivable from related parties amounted to $1,094,855, of which $356,927 has been collected as of August 2022.

(6) Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	As of June 30,	As of June 30,
	2022	2021

Accounts payable - related parties:
Linsun	$393,625	$350,199
Total	$393,625	$350,199

(7) Purchase from related parties

During the years ended June 30, 2022 and 2021, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices from Linsun. For the year ended June 30, 2020, the Company also purchased from Dogness Network. Total purchases from Linsun and Dogness Network amounted to $3,199,833, $3,015,442 and $2,191,458 for the years ended June 30, 2022, 2021 and 2020, respectively.

(8) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $250,000 and is subject to 15% increase every three years. For the year ended June 30, 2022, 2021 and 2020, the Company recorded rent income of $462,210, $300,511 and $89,411 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $37,000 and is subject to 15% increase every three years. For the years ended June 30, 2022, 2021 and 2020, the Company recorded rent income of $78,251, $52,796 and $Nil as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to $1,866. For the years ended June 30, 2022, 2021 and 2020, the Company recorded rent income of $1,706, $1,661 and $Nil as other income through leasing the manufacturing facilities to Dogness Technology.

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

Subject to the memorandum and articles of association of the company, the directors of a British Virgin Islands business company may, by resolution of directors, authorise a distribution by the company to members at such time and of such an amount, as the directors think fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test. A company satisfies the solvency test if (a) the value of the company’s assets exceeds its liabilities, and (b) the company is able to pay its debts as they fall due. The resolution of the directors must contain a statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the solvency test.

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

As of September 30, 2022, there were approximately 4 holders of record of our Class A Common Shares. This excludes our Class A Common Shares owned by shareholders holding Class A Common Shares under nominee security position listings. On September 29, 2022, the last sales price of our Class A Common Shares as reported on the NASDAQ Global Market was 1.18 per common share.

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

On February 22, 2022, the Company and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which the Company sold to investors an aggregate of 1,966,251 Class A Common Shares at a purchase price of $2.88 per share. The aggregate gross proceeds from the sale of the Class A Common Shares, before deducting fees to the Placement Agent (as defined below) and other estimated offering expenses payable by the Company were approximately $5.66 million.

On June 1, 2022, the Company and certain institutional investors entered into a securities purchase agreement for a registered direct offering of approximately $12 million of Class A common shares and warrants at a price of $3.30 per unit. The Company will issued an aggregate of 3,636,365 Class A common shares and warrants to purchase an aggregate of 2,181,819 Class A common shares to the investors. The aggregate gross proceeds from the sale of the securities, before deducting fees payable to the placement agent and other estimated offering expenses payable by the Company were approximately $12 million. This amount does not include any proceeds from the exercise of the warrants being offered.

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

British Virgin Islands Taxation

Under the BVI Business Companies Act (As Revised) as currently in effect, a holder of Common Shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Common Shares and all holders of Common Shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Business Companies Act (As Revised).

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Business Companies Act (As Revised). In addition, shares of companies incorporated or re-registered under the BVI Business Companies Act (As Revised) are not subject to transfer taxes, stamp duties or similar charges.

All instruments relating to transfers of property to or by our company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our company and all instruments relating to other transactions relating to the business of our company are exempt from payment of stamp duty in the BVI. This assumes that our company does not hold an interest in real estate in the BVI.

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

In the year ended June 30, 2022, we had approximately $6.3 million in outstanding bank loans, with weighted average annual interest rates of 6.35% and approximately $0.7 million in outstanding bank line of credit with interest rate of 4.25%. As of June 30, 2022, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit/loss attributable to equity owners of our company would have been approximately RMB 0.5 million ($0.07 million) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

The Company had short-term investments of $52,255 as of June 30, 2022. The Company had short-term investments of $549,895 as of June 30, 2021. The Company had short-term investments of $3,551,968 as of June 30, 2020. The Company recorded interest income of $1,385, $48,058, and $243,661, for the years ended June 30, 2022, 2021, and 2020, respectively. We had no long-term held-to-maturity investments as of June 30, 2022, 2021 or 2020.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 3.01% in 2020, appreciated by 8.70% in 2021, and depreciated by 3.70% in 2022. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2022	Year ended June 30, 2021
Impact on revenue	$979,555	$(628,136)
Impact on operating expenses	$363,874	$(188,476)
Impact on net income	$109,040	$(33,551)

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollars may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Common Shares in U.S. dollars in the future. See “Operating and Financial Review and Prospects— Impact of Foreign Currency Fluctuations

Commodity Risk

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

Item 16C. Principal Accountant Fees and Services

Audit Alliance LLP, LLC was appointed by the Company on July 13, 2022, 2022 to serve as its independent registered public accounting firm for fiscal 2022.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2022, Audit Alliance LLP’s audit fees were $160,000, and Prager Metis CPAs, LLC’s audit fees were $30,000.

During fiscal years 2021, Prager Metis CPAs, LLC’s audit fees were $250,000, and Friedman LLP’s audit fees were $50,000.

Audit Related Fees

During fiscal years 2022, Audit Alliance LLP’s audit-related fees were $2,250.

During fiscal years 2021, Prager Metis CPAs, LLC’s audit-related fees were $0, and Friedman LLP’s audit-related fees were $0.

Tax Fees

During fiscal years 2022, Audit Alliance LLP’s tax fees were $0.

During fiscal years 2021, Prager Metis CPAs, LLC’s tax fees were $0, and Friedman LLP’s tax fees were $0.

All Other Fees

During fiscal years 2022, Audit Alliance LLP’s other fees were $0, Prager Metis CPAs, LLC’s other fees were $81,000, and Friedman LLP’s other fees were $80,000.

During fiscal years 2021, Prager Metis CPAs, LLC’s other fees were $0, and Friedman LLP’s other fees were $30,000.

Audit Committee Pre-Approval Policies

Before Audit Alliance LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Audit Alliance LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2022 that were attributed to work performed by persons other than Audit Alliance LLP’s full-time permanent employees was less than 50%.

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

Item 16 H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

1.1	Articles of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
1.2	Memorandum of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.1	Specimen Class A Common Share Certificate (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.2	Form of Underwriter Warrant (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.3	Form of Incentive Securities Plan (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.1	Employment Agreement with Mr. Silong Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.2	Employment Agreement with Dr. Yunhao Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.3	Form of Subscription Agreement (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.4	Form of Purchase Order Agreement with Petco (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.5	Summary Translation of Form of Purchase Framework Agreement with Dongguan Silk Import and Export Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.6	Summary Translation of Form of Purchase Framework Agreement with Dongguan Anyi Trading Co. (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.7	Form of Purchase Order between Xiamen Xianglu Chemical Fiber Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.8	Summary Translation of Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Dongguan University of Technology (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.9	Form of Securities Purchase Agreement dated January 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on December 7, 2021)
4.10	Form of Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)
4.11	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)
4.12	Form of Securities Purchase Agreement dated July 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on July 15, 2021)

4.13	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated July 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)
4.14	Form of Placement Agent Agreement dated July 15, 2021 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)
4.15	Form of Securities Purchase Agreement dated June 1, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)
4.16	Form of Placement Agent Agreement dated June 1, 2022 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)
4.17	Form of Securities Purchase Agreement dated February 22, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on February 24, 2022)
4.18	Form of Placement Agent Agreement dated February 22, 2022 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on February, 2022)
8.1	List of subsidiaries (filed herewith)
11.1	Code of Business Conduct and Ethics of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
15.1	Consent of Audit Alliance LLP (filed herewith)
15.2	Consent of Prager Metis CPAs, LLC (filed herewith)
99.1	Press release dated September, 2022 titled “Dogness Reports Financial Results for Fiscal Year Ended June 30, 2022”

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dogness (International) Corporation

By:	/s/ Silong Chen
Name:	Silong Chen
Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dogness (International) Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Dogness (International) Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2022.

Singapore

September 30, 2022

PCAOB ID Number 3481

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

Hackensack, New Jersey
October 29, 2021
PCAOB ID Number 273

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of June 30,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	$16,605,872	$4,912,442
Restricted cash	-	23,312
Short-term investments	52,255	549,895
Accounts receivable from third-party customers, net	1,649,169	2,367,326
Accounts receivable from related parties	1,094,855	515,193
Inventories, net	3,369,885	4,203,163
Due from related parties	105,403	32,528
Prepayments and other current assets	477,237	1,662,272
Total current assets	23,354,676	14,266,131

NON-CURRENT ASSETS
Property, plant and equipment, net	68,447,612	69,876,039
Right-of-use lease assets	4,589,678	5,170,395
Intangible assets, net	2,063,417	2,223,285
Long-term investments in equity investees	1,642,300	1,703,900
Deferred tax assets	699,039	605,658
Total non-current assets	77,442,046	79,579,277
TOTAL ASSETS	$100,796,722	$93,845,408

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$564,000	704,446
Current portion of long term bank loans	1,386,160	796,416
Accounts payable	1,033,476	847,151
Accounts payable – related parties	393,625	350,199
Due to related parties	130,468	2,001,940
Advances from customers	151,462	209,508
Taxes payable	1,557,661	4,443,192
Accrued expenses and other current liabilities	1,083,469	11,737,680
Operating lease liabilities, current	184,700	171,803
Total current liabilities	6,485,021	21,262,335

NON-CURRENT LIABILITIES
Long term bank loans	4,934,374	6,557,608
Operating lease liabilities, non-current	901,351	1,123,060
Total non-current liabilities	5,835,725	7,680,668
TOTAL LIABILITIES	$12,320,746	$28,943,003

Commitments and Contingencies

EQUITY
Common shares, $0.002 par value, 100,000,000 shares authorized, 39,274,259 and 29,624,814 issued and outstanding as of June 30, 2022 and 2021, respectively
Class A Common shares	60,410	41,111
Class B Common shares	18,138	18,138
Additional paid-in capital	84,096,866	60,355,278
Statutory reserve	291,443	291,443
Retained earnings	7,864,267	4,628,708
Accumulated other comprehensive loss	(4,152,577)	(960,285)
Equity attributable to owners of the Company	88,178,547	64,374,393

Non-controlling interest	297,429	528,012
Total equity	88,475,976	64,902,405

TOTAL LIABILITIES AND EQUITY	$100,796,722	$93,845,408

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2022	2021	2020

Revenues- third party customers	$24,882,618	$23,112,435	$18,261,707
Revenues – related parties	2,212,579	1,207,686	909,651
Total Revenues	27,095,197	24,320,121	19,171,358

Cost of revenues – third party customers	(15,654,952)	(14,501,166)	(16,146,856)
Cost of revenues – related parties	(1,301,180)	(663,742)	(633,132)
Total cost of revenues	(16,956,132)	(15,164,908)	(16,779,988)
Gross Profit	10,139,065	9,155,213	2,391,370

Operating expenses:
Selling expenses	2,077,174	1,815,771	2,336,229
General and administrative expenses	6,742,687	4,941,036	5,746,812
Research and development expenses	917,227	540,613	1,528,062
Loss from disposal of property, plant and equipment	327,921	-	1,036,304
Impairment of fixed assets	-	-	281,680
Impairment loss of investment in equity investees	-	-	177,750
Total operating expenses	10,065,009	7,297,420	11,106,837

Income (loss) from operations	74,056	1,857,793	(8,715,467)

Other income:
Interest income (expense), net	(370,108)	(264,408)	15,560
Foreign exchange transaction gain (loss)	246,211	(228,260)	214,171
Other income, net	115,016	215,233	23,937
Rental income from related parties, net	173,089	354,968	89,411
Gain from disposition of a subsidiary	-	5,162	-
Total other income	164,208	82,695	343,079

Income (loss) before income taxes	238,264	1,940,488	(8,372,388)
Income taxes benefit (expense)	(2,777,868)	641,460	164,537
Net income (loss)	3,016,132	1,299,028	(8,536,925)
Less: net loss attributable to non-controlling interest	(219,427)	(213,336)	(95,366)
Net income (loss) attributable to Dogness (International) Corporation	3,235,559	1,512,364	(8,441,559)

Other comprehensive income (loss):
Foreign currency translation income (loss)	(3,203,448)	4,879,315	(1,896,934)
Comprehensive income (loss)	(187,316)	6,178,343	(10,433,859)
Less: comprehensive loss attributable to non-controlling interest	(230,583)	(161,701)	(98,635)
Comprehensive income (loss) attributable to Dogness (International) Corporation	$43,267	$6,340,044	$(10,335,224)

Income (loss) earnings per share
Basic	$0.10	$0.05	$(0.33)
Diluted	$0.10	$0.05	$(0.33)

Weighted Average Shares Outstanding
Basic	33,711,659	27,499,367	25,913,631
Diluted	34,013,634	27,554,811	25,913,631

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2022, 2021 AND 2020

	Common Stock				Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Capital	Reserves	Earnings	Loss	Interest	Total
Balance at June 30, 2019	16,844,631	$33,689	9,069,000	$18,138	$52,827,145	$191,716	$11,657,630	$(3,894,300)	$117,486	$60,951,504
Net loss for the year	-	-			-	-	(8,441,559)	-	(95,366)	(8,536,925)
Options granted for services	-	-			394,465	-	-	-	-	394,465
Capital contribution made by non-controlling shareholders	-	-			-	-	-	-	595,818	595,818
Foreign currency translation loss	-	-			-	-	-	(1,893,665)	(3,269)	(1,896,934)
Balance at June 30, 2020	16,844,631	$33,689	9,069,000	$18,138	$53,221,610	$191,716	$3,216,071	$(5,787,965)	$614,669	$51,507,928
Capital contribution made by non-controlling shareholders	-	-			-	-	-	-	104,190	104,190
Net income for the year	-	-			-	-	1,512,364	-	(213,336)	1,299,028
Disposition of a subsidiary	-	-			-	-	-	-	(29,146)	(29,146)
Issuance shares for private placement	3,455,130	6,910			6,604,522	-	-	-	-	6,611,432
Options granted for services	-	-			142,158	-	-	-	-	142,158
Issuance shares for services	250,000	500			387,000	-	-	-	-	387,500
Stock option exercised	6,053	12			(12)	-	-	-	-	-
Statutory reserve	-	-			-	99,727	(99,727)	-	-	-
Foreign currency translation gain	-	-			-	-	-	4,827,680	51,635	4,879,315
Balance at June 30, 2021	20,555,814	$41,111	9,069,000	$18,138	$60,355,278	$291,443	$4,628,708	$(960,285)	$528,012	$64,902,405
Issuance shares for Private placement	7,780,736	15,561	-	-	19,109,359	-	-	-	-	19,124,920
Exercise of warrants	1,645,959	3,292	-	-	4,440,844	-	-	-	-	4,444,136
Share option exercised	222,750	446	-	-	179,554	-	-	-	-	180,000
Options granted for services	-	-	-	-	11,831	-	-	-	-	11,831
Net income for the year	-	-	-	-	-	-	3,235,559	-	(219,427)	3,016,132
Foreign currency translation loss	-	-	-	-	-	-	-	(3,192,292)	(11,156)	(3,203,448)
Balance at June 30, 2022	30,205,259	$60,410	9,069,000	$18,138	$84,096,866	$291,443	$7,864,267	$(4,152,577)	$297,429	$88,475,976

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2022	2021	2020

Cash flows from operating activities:
Net income (loss)	$3,016,132	$1,299,028	$(8,536,925)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of right-of-use lease assets	408,566	399,903	377,435
Depreciation and amortization	3,458,347	3,106,082	2,264,957
(Gain) loss from disposition of property, plant and equipment	327,921	(85,899)	1,036,304
Gain from disposition of a subsidiary	-	(5,162)	-
Share-based compensation for services	11,831	249,797	394,465
Change in inventory reserve	-	117,703	1,165,044
Change in bad debt allowance	(16,776)	-	755,472
Impairment of property, plant and equipment	-	-	281,680
Impairment of long-term investment in equity investees	-	-	177,750
Deferred tax (benefit)	(118,424)	(478,316)	84,046
Accrued interest income	(1,320)	-	-
Forgiveness of PPP loan	-	(73,300)	-
Unrealized foreign exchange loss	-	43,852	172,108
Changes in operating assets and liabilities:
Accounts receivables	62,391	(526,372)	1,621,042
Inventories	740,265	(1,212,224)	1,214,601
Prepayments and other current assets	1,173,662	246,898	(224,171)
Accounts payables	282,866	91,185	(2,784,131)
Advance from customers	(52,365)	43,622	(22,153)
Taxes payable	(2,827,106)	1,325,835	(8,868)
Accrued expenses and other liabilities	(137,457)	(619,179)	(36,955)
Operating lease liabilities	(168,075)	(171,221)	(143,972)
Net cash provided by (used in) operating activities	6,160,458	3,752,232	(2,212,271)

Cash flows from investing activities:
Purchase of property, plant and equipment	(15,259,272)	(777,762)	(837,508)
Proceeds from disposition of fixed assets	22,213	184,760	38,661
Capital expenditures on construction-in-progress	-	(13,668,099)	(8,606,966)
Long-term investments in equity investees	-	(241,600)	(287,244)
Proceeds upon maturity (purchase) of short-term investments	495,680	3,257,070	7,235,136
Net cash used in investing activities	(14,741,379)	(11,245,631)	(2,457,921)

Cash flows from financing activities:
Net proceeds from private placement	19,124,920	6,611,432	-
Capital contribution made by non-controlling shareholders	-	104,190	595,818
Net Proceeds from exercise of warrants	4,444,136	-	-
Net Proceeds from exercise of options	180,000	-	-
Proceeds from short-term bank loans	(944,446)	349,771	5,211,000
Repayment of short-term bank loans	804,000	(5,075,325)	(2,889,000)
Proceeds from long-term bank loan	-	7,550,000	73,300
Repayment of long-term bank loans	(796,416)	(381,133)	-
Proceeds from (repayment of) related party loans	(1,943,408)	1,892,636	50,466
Net cash provided by financing activities	20,868,786	11,051,571	3,041,584

Effect of exchange rate changes on cash	(617,747)	110,709	345,329
Net increase (decrease) in cash	11,670,118	3,668,881	(1,283,279)
Cash and restricted cash, beginning of year	4,935,754	1,266,873	2,550,152
Cash and restricted cash, end of year	$16,605,872	$4,935,754	$1,266,873

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) for income tax	$3,195	$(25,545)	$33,131
Cash paid for interest	$471,443	$460,905	$239,326

Non-Cash Investing Activities
Right-of-assets obtained in exchange for operating lease obligations	$-	$-	1,618,634
Transfer from construction-in-progress to fixed assets	$597,594	$34,984,435	16,512,238
Additions to construction-in-progress through accounts payable and other payable	$-	$10,528,918	$3,269,263
Transfer from prepayments to construction-in-progress	$-	$-	$99,771
Prepaid share-based compensation for services	$-	$279,861	$-
Transfer from accounts receivable to long-term investment	$-	$302,000	$-

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

Reorganization

A Reorganization of the legal structure was completed on January 9, 2017. The Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of Dogness (Hong Kong) Pet’s Products Co., Limited (“HK Dogness”), Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”), and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder. On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% equity interests of the entities mentioned above.

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

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately RMB 71 million ($11.1 million) (the “Acquisition”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of PRC in Guangzhou City of Guangdong Province in China with a total registered capital of RMB 80 million (approximately $11.9 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% ownership interest owned by two unrelated entities. Intelligence Guangzhou had immaterial operation since its inception and will conduct research and manufacturing of the Company’s fast-growing intelligent pet products in the future. Due to the fact that Intelligence Guangzhou has no business activities since the incorporation and Dongguan Jiasheng has not made the capital contribution, in August 2022, the Board approved to sell the Company’s 58% ownership interest in Dogness Intelligence Technology Co., Ltd. to a third party for a nominal price. The transaction was completed in August 10, 2022.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $142,000 for 51% ownership interest in Dogness Japan, with the remaining 49% owned by an unrelated individual. Due to the negative impact of COVID-19 and because no material revenue was generated since its inception, on November 28, 2020, the Board approved to the sale of the Company’s 51% ownership interest to the remaining shareholder of Dogness Japan for cash consideration of JPY3.2 million ($31,092). The disposition transaction was consummated on November 28, 2020. Immediately before the disposition, Dogness Japan’s total assets were $91,625, accounting for only 0.1% of the Company’s consolidated total assets; and total liabilities were approximately $32,144, accounting for only 0.1% of the Company’s consolidated total liabilities. No revenue was reported for the year ended June 30,2021. Management determined that this disposition did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented. The Company recorded a gain of $5,162 from the disposition of Dogness Japan, as included in the consolidated financial statements for the year ended June 30, 2021.

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

The Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”)	July 6, 2018	Guangzhou, China	58%	Research and manufacturing of intelligent pet products
Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”)	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

Non-controlling interests

As of June 30, 2022, non-controlling interests represent 42.0% and 48.8% non-controlling shareholders’ interests in Intelligence Guangzhou and Dogness Culture, respectively. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

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

Short-term Investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities between one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 2.6% to 3.8% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of comprehensive income (loss) over the contractual term of these investments.

The Company had short-term investments of $52,255 and $549,895 as of June 30, 2022 and 2021, respectively. The Company recorded interest income of $1,385, $48,058 and $243,661 for the years ended June 30, 2022, 2021 and 2020, respectively.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $6,872 and $26,272 as of June 30, 2022 and 2021.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of other comprehensive income (loss) in other income or expenses.

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

Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”) is an entity incorporated on March 25, 2015 in the PRC and is primarily engaged in development of smart pet products. In July 2018, the Company entered into an equity investment agreement with Nanjing Rootaya to invest RMB 1.25 million ($186,625) for 10% of the ownership interest in Nanjing Rootaya, with the remaining 90% of the ownership interest owned by three unrelated shareholders.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term Investments in Equity Investees (continued)

Dogness Network Technology Co., Ltd (“Dogness Network”) is an entity incorporated on November 17, 2017 in the PRC and is engaged in the development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Dogness Network to invest RMB 8.0 million ($1,194,400) for 10% of the ownership interest in Dogness Network, with the remaining 90% of the ownership interest owned by an unrelated shareholder.

Linsun Smart Technology Co., Ltd (“Linsun”) is an entity incorporated on January 25, 2018 in the PRC and is engaged in development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Linsun to invest RMB 3.0 million ($447,900) for 13% of the ownership interest in Linsun, with the remaining 87% of the ownership interest owned by three unrelated shareholders. For the year ended June 30, 2022, the Company received dividends RMB260,000 ($40,274) from Linsun.

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

Due to the fact that Nanjing Rootaya reported significant net loss and working capital deficit, and is unable to generate positive cash flow in the foreseeable future. A full impairment loss has been applied against this investment in fiscal 2020. For the Company’s investments in Dogness Network and Linsun, no material impairment indicator was noted because their operation results indicated net income and cash inflows.

As of June 30, 2022 and 2021, the Company’s long-term investments in equity investees amounted to $1,642,300 and $1,703,900, respectively.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, inventories, prepayments and other current assets, accounts payable, advance from customers, taxes payable, accrued expenses and other current liabilities, current portion of lease liabilities, and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended June 30, 2020, the Company disposed approximately $1.2 million outdated and fully depreciated equipment and machinery (see Note 6). Given the Company’s net loss position in fiscal 2020, the Company further assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture the Company’s low-end traditional pet products would not recover their carrying value, as a result, the Company recorded an additional impairment of $281,680 on these fixed assets for the year ended June 30, 2020. No impairment was recorded for the years ended June 30, 2022 and 2021.

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2022, 2021 and 2020, the Company did not provide any sales incentives to its customers.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

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

The Company also generates revenue by providing ribbon dyeing service and pet grooming services to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. The revenue from pet grooming services is recognized when the services are rendered.

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

As of June 30, 2022 and 2021, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2022, 2021 and 2020 are disclosed in Note 15 of this consolidated financial statements.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income taxes assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2022, the years from fiscal 2020 to fiscal 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assessed.

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

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	June 30, 2022	June 30, 2021		June 30, 2020
Year-end spot rate	US$1=RMB6.6981	US$1=RMB 6.4566	US$1=JPY 111.1	US$1=RMB 7.0721	US$1=JPY 107.5
Average rate	US$1=RMB6.4554	US$1=RMB 6.6221	US$1=JPY 106.6	US$1=RMB 7.0323	US$1=JPY 107.5

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

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the reported revenues, net income and cash flows.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after Dec. 15, 2022. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

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

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30, 2022	As of June 30, 2021

Accounts receivable from third-party customers	$1,656,041	$2,393,598
Less: allowance for doubtful accounts	(6,872)	(26,272)
Total accounts receivable from third-party customers, net	1,649,169	2,367,326
Add: accounts receivable - related parties	1,094,855	515,193
Total accounts receivable, net	$2,744,024	$2,882,519

For the years ended June 30, 2022, 2021 and 2020, the Company recorded a bad debt recovery of $16,776, bad debt provision of $Nil and $755,472, respectively. Allowance for doubtful accounts amounted to $6,872 and $26,272 as of June 30, 2022 and 2021, respectively.

Approximately RMB 7.5 million ($1.1 million) or 67% of the accounts receivable balance as of June 30, 2022 from third-party customers has been collected as of August 31, 2022.

In connection with the Company’s long-term investments in equity investees as disclosed in Note 3, the Company sold certain intelligent pet products to related parties Dogness Technology and Dogness Network. The outstanding accounts receivable from these related parties amounted to $1,094,855 as of June 30, 2022, of which $356,927 has been collected as of the date of this report (See Note 12).

Allowance for doubtful accounts movement is as follows:

	As of June 30, 2022	As of June 30, 2021

Beginning balance	$26,272	$23,982
Recovery	(16,776)	-
Write off	(2,366)	-
Foreign currency translation adjustments	(258)	2,290
Ending balance	$6,872	$26,272

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	June 30, 2022	June 30, 2021

Raw materials	$117,093	$218,090
Work in process	876,021	1,082,350
Finished goods	2,523,455	3,054,909
	3,516,569	4,355,349
Less: inventory allowance	(146,684)	(152,186)
Inventory, net	$3,369,885	$4,203,163

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended June 30, 2022, 2021 and 2020, the Company recorded inventory markdown of $Nil, $117,703 and $1,165,044, respectively.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of June 30,	As of June 30,
	2022	2021

Buildings	$27,161,241	$28,128,416
Machinery and equipment	5,848,505	7,524,170
Office equipment and furniture	1,042,408	1,296,201
Automobiles	837,276	754,764
Leasehold improvements	44,384,670	41,095,980
Construction-in-progress (“CIP”)	-	597,594
Total	79,274,100	79,397,125
Less: Accumulated depreciation	(10,530,744)	(9,214,249)
Impairment of fixed assets	(295,744)	(306,837)
Property, plant and equipment, net	$68,447,612	$69,876,039

During the year ended June 30, 2020, the Company disposed approximately $1.2 million certain obsolete equipment and machinery and reported a loss from disposition of fixed assets of $1,036,304. The Company further assessed that the expected future cash flow generated from certain machinery and equipment used to manufacture the Company’s low-end traditional pet products would not recover their carrying value, as a result, the Company recorded an additional impairment of $281,680 on these fixed assets for the year ended June 30, 2020. No impairment was recorded for the years ended June 30, 2022 and 2021, respectively.

Depreciation expense was $3,375,875, $3,025,686 and $2,189,863 for the years ended June 30, 2022, 2021 and 2020, respectively. In connection with the approximately $6.3 million long-term bank loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its fixed assets of approximately $5.4 million as collateral to secure the loans. In addition, in connection with the Company’s approximately $0.6 million loan from Cathay Bank, the Company’s U.S. subsidiary Dogness Group pledged its fixed assets as collateral to secure the borrowing (see Note 8).

The Company’s CIP primarily consisted of the following:

The Company’s subsidiary Dongguan Jiasheng had a capital project to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB263.5 million ($39.3 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of June 30, 2022, the Company has made total payments of approximately RMB 261.5 million ($39.0 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB 2.0 million ($0.3 million).

The Company’s subsidiary Dogness Culture was also working on a project to decorate a pet themed retail store. Total cost is approximately RMB 2.2 million ($0.3 million). This project was fully completed during year ended June 30, 2021. As of June 30, 2022, the Company has paid approximately RMB 2.1 million ($0.3 million) for the project.

As of June 30, 2022, future minimum capital expenditures on the Company’s construction-in-progress projects are estimated as follows:

	Capital expenditure commitment on Dongguan Jiasheng	Capital expenditure commitment on pet store under Dogness Culture	Total
2023	$297,931	$15,071	$313,002

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Subsequently, from July 2022 to August 2022, the Company made payment of RMB53,100 ($7,928) on the above-mentioned construction projects. As a result, the Company’s future capital expenditure commitment on CIP has decreased from $313,002 as of June 30, 2022 to $305,074 as of August 31 ,2022, as detailed below:

	Capital expenditure commitment on Dongguan Jiasheng	Capital expenditure commitment on pet store under Dogness Culture	Total
2023	$290,003	$15,071	$305,074

NOTE 6 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:

	As of June 30,	As of June 30,
	2022	2021

Software	$224,349	$232,764
Land use right	2,267,289	2,352,331
Less: accumulated amortization	(428,221)	(361,810)
Intangible assets, net	$2,063,417	$2,223,285

Amortization expense was $82,472, $80,396, and $75,094, for the years ended June 30, 2022, 2021 and 2020, respectively. In connection with the $6.3 million long-term loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its land use right with net book value of $2.0 million as the collateral to secure the loans (See Note 8)

Estimated future amortization expense is as follows:

Twelve months ending June 30,	Amortization expense
2023	$79,491
2024	67,473
2025	62,012
2026	61,366
Thereafter	1,793,075
Total	$2,063,417

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended June 30, 2022, 2021 and 2020 was $477,268, $487,763and $562,894, respectively.

Effective July 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of July 1, 2019. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

	As of June 30, 2022	As of June 30, 2021

Right-of-use assets, net	$4,589,678	$5,170,395

Operating lease liabilities - current	$184,700	$171,803
Operating lease liabilities - non-current	901,351	1,123,060
Total operating lease liabilities	$1,086,051	$1,294,863

The weighted average remaining lease terms was 13.78 years as of June 30, 2022.

The following is a schedule of maturities of lease liabilities are as follows:

Twelve months ending June 30,
2023	$241,248
2024	254,557
2025	254,992
2026	261,420
2027	233,689
Thereafter	2,276
Total future minimum lease payments	1,248,182
Less: imputed interest	162,131
Total	$1,086,051

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – BANK LOANS

Short-term loans consisted of the following:

	As of June 30,	As of June 30,
	2022	2021

Cathay Bank
Effective interest rate at 4.25% (1)	$564,000	$704,446
Total	$564,000	$704,446

(1)	On February 6, 2020, one of the Company’s U.S. subsidiaries, Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets.

As of June 30, 2022, the outstanding balance was $564,000. The Company has extended the repayment date to February 2024 from the original due date of February 2022.

Long-term loan consisted of the following:

	As of June 30,	As of June 30,
	2022	2021

Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	6,320,534	7,354,024
Less: current portion of long-term loans	(1,386,160)	(796,416)
Long-term loans	$4,934,374	$6,557,608

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB50 million ($7.5 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have tenure varying between three and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $2.0 million and buildings of approximately $5.4 million from Meijia as collateral to secure total loans of RMB 30 million ($4.5 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of RMB 20 million ($3.0 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of June 30, 2022, the outstanding balance was $6,320,534. The Company further repaid RMB2,370,129 ($353,860) subsequently.

Interest expenses for the above-mentioned loans amounted to $471,443, $460,905 and $239,326 for the years ended June 30, 2022, 2021 and 2020, respectively.

The Company capitalized interest of $90,775, $145,620 and $Nil related to certain CIP projects expenditures for the years ended June 30, 2022, 2021 and 2020, respectively.

As of June 30, 2022, the Company’s short-term and long-term loans totaled approximately $6.9 million. The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending June 30,	Repayment
2023	$1,950,160
2024	3,200,187
2025	388,082
2026	413,984
2027	441,618
2028	471,065
2029	19,438
Total	$6,884,534

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

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In October 2015, Dongguan Jiasheng, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% from 2015 to 2023. The certificate is subject to further renewal.

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate the local economy. The corporate income taxes for the six months ended December 31, 2021 and 2020 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $100,210, $117,514 and $Nil for the years ended June 30, 2022, 2021 and 2020, respectively. The benefit of the tax holidays on net income (loss) per share (basic and diluted) was $0.00, $0.00 and $Nil for the years ended June 30, 2022, 2021 and 2020, respectively. As of June 30, 2022 all of the Company’s tax returns of its PRC subsidiaries, Hong Kong subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

The following table reconciles the statutory rate to the Company’s effective tax:

	For the Years Ended June 30,
	2022	2021	2020
Income tax expense computed based on PRC statutory rate	$59,567	$485,121	$(2,093,097)
Effect of rate differential for Hong Kong and other outside PRC entities	(223,665)	(173,905)	(24,016)
Effect of PRC preferential tax rate	100,210	(117,514)	515,416
Change in valuation allowance	444,323	(223,729)	1,635,324
Surcharge on unpaid income tax	-	669,650	-
Income tax payable reserved	(3,163,806)	-	-
Permanent difference	5,503	30,030	130,910
Refund of prior years’ tax	-	(28,193)	-
Effective tax	$(2,777,868)	$641,460	$164,537

The provision for income tax consists of the following:

	For the Years Ended June 30,
	2022	2021	2020
Current income tax (benefit) expense	$(2,659,444)	$1,119,776	$25,423
Deferred income tax (benefit) expense	(118,424)	(478,316)	139,114
Total income tax (benefit) expense	$(2,777,868)	$641,460	$164,537

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – TAXES (continued)

The Company’s deferred tax assets consist of the following:

	As of June 30, 2022	As of June 30, 2021

Deferred tax assets:
Net operating losses	$1,828,369	$1,223,699
Assets impairment reserve	451,538	471,634
Depreciation and others	(45,537)	56,642
Valuation allowance	(1,535,331)	(1,146,317)
Deferred tax assets, net	$699,039	$605,658

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	As of June 30, 2022	As of June 30, 2021

Corporate income tax payable	$1,536,225	$4,256,487
Other tax payable	21,436	186,705
Total taxes payable	$1,557,661	$4,443,192

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. As of June 30, 2022 and 2021, the Company had accrued (before adjustment) total income tax liabilities of approximately $4.6 million and $4.3 million, respectively. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2022. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of approximately $3.0 million (or RMB20,424,826) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2018, resulting in the decrease of accrued income tax liabilities from approximately $4.6 million to approximately $1.5 million as of June 30, 2022. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENCIES (continued)

Capital Investment Obligation

Dogness Intelligence Technology Co., Ltd.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, with a total registered capital of RMB 80 million ($11.9 million). The Company’s subsidiary, Dongguan Jiasheng, is required to contribute RMB 46.4 million ($6.9 million) as paid-in capital in exchange for 58% ownership interest in Intelligence Guangzhou. As of June 30, 2022 and as of the date of this filing, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation, the Company is required to complete the capital contribution before May 22, 2038. On August 10, 2022, the Board approved to sell the Company’s 58% ownership interest in Dogness Intelligence Technology Co., Ltd. to a third party for a price of $0.

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 60.0 million ($9.0 million). As of June 30, 2021, RMB 42.7 million ($6.4 million) capital contribution has been made. During year ended June 30, 2022, the Company didn’t make additional capital contribution in Meijia.

As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB 17.3 million ($2.6 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

Dongguan Jiasheng Enterprise Ltd.

In December 2020, Dongguan Jiasheng amended its Article of Incorporation to increase its registered capital from RMB 50.0 million ($7.5 million) to RMB 55.0 million ($8.2 million). As of June 30, 2021, RMB 55.0 million ($8.2 million) capital contribution has been made.

Dogness Network

As disclosed in Note 3 above, the Company is required to invest RMB 8.0 million (approximately $1.2 million) in exchange for 10% ownership interest in Dogness Network. As of June 30, 2021, RMB 8.0 million (approximately $1.2 million) to Dogness Network has been made.

Capital Expenditure Commitment

In connection with the Company’s construction projects on Dogness Culture and Dongguan Jiasheng, from July 2022 to August 2022, the Company made payments of RMB53,100 ($7,928) on these projects. As a result, the future minimum capital expenditure commitment on these projects have decreased from $313,002 as of June 30, 2022 to $305,074 as of August 31, 2022 (see Note 5).

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen

(1) Due from related party

Due from related parties consist of mainly rent receivables from the following:

	As of June 30,	As of June 30,
	2022	2021

Linsun	$77,964	$32,118
Dogness Network	7,340	410
Dogness Technology	20,099	-
Total	$105,403	$32,528

(2) Due to related parties

Due to related parties consist of the following:

	As of June 30,	As of June 30,
	2022	2021

Mr. Silong Chen	$130,468	$2,001,940
Total	$130,468	$2,001,940

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

(3) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s long-term bank loans. (See Note 8).

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
Name	2022	2021	2020
Linsun	$-	$-	$72,987
Dogness Network	1,806,732	1,207,686	836,664
Dogness Technology	405,847	-	-
Total	$2,212,579	$1,207,686	$909,651

Cost of revenue associated with the sales to these related parties amounted to $1,301,180, $663,742 and $633,132 for the years ended June 30, 2022, 2021 and 2020, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

(5) Accounts receivable from related party

Accounts receivable from related party consisted of the following:

	As of June 30,	As of June 30,
	2022	2021

Accounts receivable - related party:
Dogness Network	$1,036,476	$515,193
Dogness Technology	58,379	-
Total	$1,094,855	$515,193

As of June 30, 2022, total accounts receivable from related parties amounted to $1,094,855, of which $ 356,927 has been collected as of August 2022.

(6) Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	As of June 30,	As of June 30,
	2022	2021

Accounts payable - related parties:
Linsun	$393,625	$350,199
Total	$393,625	$350,199

(7) Purchase from related parties

During the years ended June 30, 2022 and 2021, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices from Linsun. For the year ended June 30, 2020, the Company also purchased from Dogness Network. Total purchases from Linsun and Dogness Network amounted to $3,199,833, $3,015,442 and $2,191,458 for the years ended June 30, 2022, 2021 and 2020, respectively.

(8) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $250,000 and is subject to 15% increase every three years. For the year ended June 30, 2022, 2021 and 2020, the Company recorded rent income of $462,210, $300,511 and $89,411 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $37,000 and is subject to 15% increase every three years. For the years ended June 30, 2022, 2021 and 2020, the Company recorded rent income of $78,251, $52,796 and $Nil as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to $1,866. For the years ended June 30, 2022, 2021 and 2020, the Company recorded rent income of $1,706, $1,661 and $Nil as other income through leasing the manufacturing facilities to Dogness Technology.

DOGNESS (INTERNATIONAL) CORPORATION

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

Public Offering Warrants

In connection with and upon closing of the IPO on December 18, 2017, the Company agreed to issue 500,000 warrants to the underwriters and to register herein warrants to purchase up to a total of up to 500,000 Class A common shares (equal to 5% of the aggregate number of Class A common shares sold in the IPO).

These warrants carry a term of three years from the closing of the IPO, and are exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the IPO and are exercisable at a price equal to $6.25 per share. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. These underwriter warrants expired on December 18, 2020.

Equity Financing

January 2021 equity financing

On January 20, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 3,455,130 Class A common shares in a registered offering at the price of $2.15 per common share. After the payment of expenses, the Company received approximately $6.6 million in net proceeds from the sale of the common shares.

In addition, warrants carry a term of three years to purchase an aggregate of 1,727,565 common shares for $2.70 per share were issued to the investors and warrants to purchase an aggregate of 276,410 common shares for $2.70 per share were issued as commission to the placement agent in the offering. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $5.4 million. These warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. 1,727,565 warrants to the investors were exercised during year ended June 30, 2022.

July 2021 equity financing

On July 19, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 2,178,120 Class A common shares in a registered offering at the price of $1.82 per common share. After payment of expenses, the Company received approximately $3.5 million in net proceeds from the sale of the common shares. Additionally, The Company also issued warrants to purchase 174,249 common shares to the placement agent exercisable at $1.82 per share with expiration date on July 15, 2024. No warrants were exercised during year ended June 30, 2022.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (continued)

Equity Financing (continued)

February 2022 equity financing

On February 24, 2022, the Company closed a securities purchase agreement with certain institutional investors for the sale of 1,966,251 Class A common shares in a registered offering at the price of $2.88 per common share. After payment of expenses, the Company received approximately $4.7 million in net proceeds from the sale of the common shares.

June 2022 equity financing

On June 3, 2022, the Company closed a securities purchase agreement with certain institutional investors for the sale of 3,636,365 Class A common shares in a registered offering at the price of $3.30 per common share. After payment of expenses, the Company received approximately $10.9 million in net proceeds from the sale of the common shares. Additionally, The Company also issued warrants to purchase 2,181,81 common shares to the investors at $4.20 per share with expiration date on June 3, 2024. No warrants were exercised during year ended June 30, 2022.

Common Shares Issued for Service

On April 15, 2021, the Company signed a consulting agreement with Real Miracle Investments Limited (“Real Miracle’) to provide strategic business and marketing consulting services to the Company for nine months from April 15, 2021. As the consideration for the service, Real Miracle is entitled to receive 250,000 of the Company’s Class A common shares within ten days upon signing the agreement. On April 28, 2021, these shares were issued to Real Miracle. These shares were measured at $387,500 which was based on the value of the Company’s Class A common shares at the agreement date and amortized over the service period.

As of June 30, 2022, the Company had an aggregate of 39,274,259 common shares outstanding, consisting of 30,205,259 Class A and 9,069,000 Class B common shares; respectively. As of June 30, 2021, the Company had an aggregate of 29,624,814 common shares outstanding, consisting of 20,555,814 Class A and 9,069,000 Class B common shares; respectively.

As of June 30, 2022, 2,632,478 warrants in connection with three equity financings as mentioned above were outstanding, with weighted average exercise price of $3.88 and weighted average remaining life of 2.72 years.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $Nil, $99,727 and $Nil to statutory reserves during the years ended June 30, 2022, 2021 and 2020 in accordance with PRC regulations, respectively. The restricted amounts as determined by the PRC statutory laws totaled $291,443 as of June 30, 2022 and 2021, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EARNINGS PER SHARE

For the years ended June 30, 2022, the effect of potential shares of common stock from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price. As a result, a total of 301,975 unexercised options were included in the computation of diluted earnings per share for the years ended June 30, 2022.

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

The following table presents a reconciliation of basic and diluted net income (loss) per share:

	For the Years Ended June 30,
	2022	2021	2020
Net income (loss) attributable to the Company	$3,235,559	$1,512,364	$(8,441,559)
Weighted average number of common shares outstanding - Basic	33,711,659	27,499,367	25,913,631
Dilutive securities -unexercised warrants and options	301,975	55,444	-
Weighted average number of common shares outstanding – diluted	34,013,634	27,554,811	25,913,631

Earnings (loss) per share - Basic	$0.10	$0.05	$(0.33)
Earnings (loss) per share – Diluted	$0.10	$0.05	$(0.33)

NOTE 14 – OPTIONS

On November 10, 2017, the Company signed a consulting agreement to engage TJ Capital Management, L.P. (“TJ Capital”) to provide strategic consulting services to the Company in matters relating to investor relations, capital markets and shareholder value creation strategy.

As the part of the agreement, TJ Capital was granted options to purchase 160,000 of the Company’s Class A common shares. The options are exercisable at a purchase price of $1.50 per share with no restriction for sale, among which options 60,000 shares were to vest 7 months after the Company’s IPO date, 50,000 shares were to vest 10 months after the IPO date, and 50,000 shares were to vest 15 months after the IPO date.

On May 23, 2019, the Company signed a service termination agreement with TJ Capital to terminate the consulting agreement previously entered on November 10, 2017. As a result, the options granted under the original service agreement were also cancelled. No share-based compensation expenses were accrued up to the date of the termination of this agreement, because TJ Capital had not provided the services.

On July 30, 2019, the Company negotiated and signed a new Corporate and Executive Service Agreement with TJ Capital to provide strategic consulting services to the Company relating to services such as investor relations, capital markets and shareholder value creation strategy. The consulting service period is for two years, unless sooner terminated by either party or extended by the agreement of both parties. Pursuant to the agreement, as the compensation for the services, TJ Capital will be granted options to purchase 160,000 of the Company’s Class A common shares. The options are exercisable at a purchase price of $1.50 per share, and the options shall be deemed to be fully paid at a rate of 6,667 options per month, commencing on August 1, 2019. The options may be exercised at any time following vesting for cash or on a cashless basis. The aggregated fair value of the options granted to TJ Capital was $284,300. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $2.90; risk free rate of 1.85%; expected term of 2 years; exercise price of the options of $1.50; volatility of 77.0%; and expected future dividends of $Nil.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – OPTIONS (continued)

Pursuant to the consulting agreement signed between TJ Capital and the Company, TJ Capital opted to exercise 10,000 share options on a cashless basis. On February 18, 2021, the Company issued 6,053 common shares to TJ Capital. During the year ended June 30, 2022, TJ Capital further opted to exercise 60,000, 60,000 and 10,000 share options on a cashless basis, respectively. On November 4, 2021, December 1, 2021 and January 3, 2022, the Company issued 36,440, 41,928 and 24,382 common shares to TJ Capital, respectively.

On May 28, 2017, the Company signed an employment agreement with Dr. Yunhao Chen, the Chief Financial Officer of the Company. As part of the compensation, the Company agreed to grant Ms. Chen options to purchase up to 120,000 Class A common shares, at an exercise price of $1.50 per share. The grant was effective at the IPO date and the options vest at a rate of 5,000 per month, beginning one month following completion of the IPO.

The aggregate fair value of the options granted to Dr. Yunhao Chen, the CFO, was $440,840. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $5.00; risk free rate of 1.84%; expected term of 2 years; exercise price of the options of $1.50; volatility of 69.5%; and expected future dividends of $Nil. On January 18, Dr. Yunhao Chen opted to exercise 120,000 shares options at the exercise price of $1.50 and the Company issued 120,000 common shares to Dr. Yunhao Chen.

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

The aggregate fair value of the options granted to Mr. Silong Chen was $1,385,500. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $5.00; risk free rate of 1.94%; expected term of 3 years; exercise price of the options of $1.50; volatility of 74.7%; and expected future dividends of $Nil. As of June 30, 2022, no options were exercised by the CEO and 220,000 options were vested.

The Company recorded $11,831, $529,658 and $394,465 stock-based compensation expense for the years ended June 30, 2022, 2021 and 2020, respectively.

The following table summarized the Company’s share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding June 30, 2019	480,000	$1.50	1.22
Exercisable, June 30, 2019	270,000	$1.50	1.14

Granted	160,000	-	-
Cancelled	(140,000)	-	-
Exercised	-	-	-
Outstanding June 30, 2020	500,000	$1.50	0.35
Exercisable, June 30, 2020	413,337	$1.50	0.19

Granted	-	-	-
Cancelled	-	-	-
Exercised	(10,000)	-	-
Outstanding June 30, 2021	490,000	$1.50	0.03
Exercisable, June 30, 2021	483,341	$1.50	0.03
Granted	-	-	-
Cancelled	-	-	-
Exercised	(270,000)	-	-
Outstanding June 30, 2022	220,000	$1.50	-
Exercisable, June 30, 2022	220,000	$1.50	-

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs, process and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products. The Company also provides dyeing services to external customers, as well as pet grooming service. The dyeing service is to utilize the existing production capacity and the pet grooming service is immaterial. Therefore, the Company concludes that essentially the Company’s products and services have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution, hence the Company has only one reporting segment.

Revenue by products and services

The summary of total revenues by product and service categories consisted of the following:

	For the Years Ended June 30,
Products	2022	2021	2020
Traditional pet products	$11,433,159	$14,331,492	$13,208,764
Intelligent pet products	13,492,076	7,801,070	4,328,918
Climbing hooks and others	1,761,341	1,340,686	1,633,676
Total revenue from product sales	26,686,576	23,473,248	19,171,358

Services:
Dyeing services	342,561	817,145	-
Other services	66,060	29,728	-
Total revenue from services	408,621	846,873	-
Total revenue	$27,095,197	$24,320,121	$19,171,358

Revenue by geographic area

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the Years Ended June 30,
Geographic location	2022	2021	2020
Sales to international markets	$14,542,323	$10,627,253	$9,399,228
Sales in China domestic market	12,552,874	13,692,868	9,772,130
Total revenue	$27,095,197	$24,320,121	$19,171,358

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – CONCENTRATIONS AND CREDIT RISK

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

As of June 30, 2022, and 2021, $423,172 and $1,118,118 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, the Company’s short-term investments deposited with PRC banks are also not insured.

As of June 30, 2022, two customers aggregately accounted for 57.4% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 37.7%, and one third party customer accounted for 19.7% of the Company’s total accounts receivable, respectively. As of June 30, 2021, three customers aggregately accounted for 45.2% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 17.7%, and two third party customers accounted for 14.5% and 13.0% of the Company’s total accounts receivable, respectively.

As of June 30, 2022 and 2021, one related party supplier, Linsun, accounted for 27.6% and 29.2% of the Company’s total account payable, respectively.

For the years ended June 30, 2022, 2021 and 2020, sales to the customers outside of China accounted for 53.7%, 43.7% and 49.0% of the Company’s total revenue, respectively. For the year ended June 30, 2022, four customers accounted for 23.4%, 6.7%, 6.7% and 5.7% of the Company’s total revenue, respectively. For the year ended June 30, 2021, three customers accounted for 32.0%, 9.1% and 6.9% of the Company’s total revenue, respectively. For the year ended June 30, 2020, three customers accounted for 27.6%, 6.5% and 4.4% of the Company’s total revenue, respectively.

For the year ended June 30, 2022, one related party Linsun accounted for 30.9% of the Company’s total raw materials purchases. For the year ended June 30, 2021, one related party Linsun accounted for 26.9% of the Company’s total raw materials purchases. For the year ended June 30, 2020, two suppliers accounted for 35.1% of the Company’s total raw materials purchases, with related party supplier Linsun and a third-party supplier accounting for 23.3% and 11.8% of the Company’s total raw material purchases, respectively.

NOTE 17 – SUBSEQUENT EVENTS

Lease agreement

On August 30 2022, Dongguan Jiasheng signed a lease agreement with Dongguan Yuepeng Property Management Co., Ltd to lease logistics center of 13,600 square meters from September 1, 2022 to December 31, 2037. The annual rent was approximately $81,000 and is subject to 15% increase every three years.

Disposition of subsidiary

Due to the fact that Intelligence Guangzhou has no business activities since the incorporation and Dongguan Jiasheng has not made the capital contribution, in August 2022, the Board approved to sell the Company’s 58% ownership interest in Dogness Intelligence Technology Co., Ltd. to a third party for a nominal price. The transaction was completed in August 10, 2022.

The Company has evaluated subsequent events through September 30, 2022, the date these consolidated financial statements were available for issuance.

