Form 20-F
period 2023-06-30
Dogness (International) Corp
filed 2023-10-12
CIK 1707303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Aihua Cao, Chief Financial Officer

Telephone: (+86) 18820609835

of08@dogness.com Tongsha Industrial Estate, East District

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,055,259 Class A Common Shares and 9,069,000 Class B Common Shares.

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
Emerging growth company ☐

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Part I

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. Therefore, investing in our securities involves unique and a high degree of risk. You should carefully read and consider the risk factors of this report (beginning on page 8), especially the risk factors under the caption “Risks Related to Our Corporate Structure and Operation” (beginning on Page 20 ) and “Risks Related to Doing Business in China” (beginning on Page 29).

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

We are subject to legal and operational risks associated with being based in and having the majority of the company’s operations in mainland China and Hong Kong. These risks include, among others, the following:

●	PRC government interference. The Chinese government may intervene or influence the operation of our Hong Kong and mainland China operating entities and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time with little advance notice, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Common Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer Securities to investors and cause the value of such securities to significantly decline or be worthless. See Risk Factors – Risks Related to Doing Business in China – “China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our Class A Common Shares” and “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Common Shares” and “The Chinese government exerts oversight and control over overseas offerings and listing conducted by China-based issuers under the Listing Records Rules and/or the Confidentiality Provisions, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Common Shares to investors and could cause the value of our Class A Common Shares to significantly decline or become worthless”.

●	Uncertain PRC legal enforcement. The mainland China legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the mainland China legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. See Risk Factors – Risks Related to Doing Business in China – “Uncertainties with respect to the mainland China legal system could have a material adverse effect on us”.

●	Shareholder enforcement risk. Since we conduct a significant portion of our operations in mainland China, the majority of our assets are located in mainland China, and all of our directors, officers or senior management other than Yunhao Chen, are located in mainland China, it may be more difficult for shareholders to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel, Guangdong Jiamao Law Firm, has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions outside mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See Risk Factors – Risks Related to Doing Business in China – “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us or Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in mainland China may also be limited”.

●	Repatriation of offering proceeds to PRC. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiary, we may decide to make loans or additional contributions to our PRC subsidiary or the VIE. Certain governmental registrations, submissions or approvals need to be completed or obtained in this regard. Failure to complete such registrations, submissions or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected. See Risk Factors – Risks Related to Doing Business in China – “We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner” and “PRC regulation of loans and direct investment by offshore holding companies to mainland China entities may delay or prevent us from using the proceeds of this Offering to make loans or additional capital contributions to our Mainland China Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

●	Restriction on currency conversion. The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside mainland China. See Risk Factors – Risks Related to Doing Business in China – “Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Mainland China Subsidiaries to obtain financing”.

●	Restrictions on dividend payment. As a holding company, we rely principally on dividends and other distributions on equity from our subsidiaries, including those based in China, for our cash requirements, including for services of any debt we may incur. Our Mainland China Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our Mainland China Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, if our Mainland China Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Mainland China Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. See Risk Factors – Risks Related to Doing Business in China – “We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements we may have, and any limitation on the ability of our Mainland China Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

●	Possibility to be classified as “Resident Enterprise.” Under the Enterprise Income Tax Law, Dogness may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our shareholders outside of mainland China, including repayment of any underpayments and penalties for underpayment. See Risk Factors – Risks Related to Doing Business in China – “We may be classified as a “resident enterprise” for mainland China enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders”.

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

Item 3. Key Information

Dividend Distributions and Cash Transfer among Dogness and the Subsidiaries

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements. If any of our Mainland China Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To date, none of the Subsidiaries has made any dividends or distributions to Dogness, and Dogness has not made any dividends or distributions to our shareholders. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay Company cash dividends in the foreseeable future.   Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our Common Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries, HK Jiasheng and HK Dogness. Current PRC regulations permit the Mainland China Subsidiaries to pay dividends to HK Dogness only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of China’s State Administration of Foreign Exchange (“SAFE”) or other relevant PRC governmental authorities. Any foreign loans procured by our Mainland China Subsidiaries is required to be registered with SAFE or its local branches or satisfy relevant requirements. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our Mainland China Subsidiaries are subject to the approval of or filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. For these capital account transactions, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account, remit the offering proceeds into such special foreign exchange account, and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our Mainland China Subsidiaries or with respect to future capital contributions by us to our Mainland China Subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Common Shares. On the other hand, restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Mainland China Subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent the conversion of Renminbi for use outside of China.  Currently, we have installed cash management policies or procedures in place that dictate how funds are transferred, under an umbrella of corporate policies and financial reporting policies. Even though our policies do not specifically address the limitations, as discussed above, on the amount of funds the Company can transfer out of China, if we decide to transfer cash out of China in the future, all relevant transfers will be conducted in compliance with such limitations. Please see “Risk Factor — Risks Related to Doing Business in China — China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business”; “Risk Factor — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements we may have, and any limitation on the ability of our Mainland China Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”; “Risk Factor — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to mainland China entities may delay or prevent us from using the proceeds of this Offering to make loans or additional capital contributions to our Mainland China Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business”; “Risk Factor — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Mainland China Subsidiaries to obtain financing”; and ‘Risk Factor — Risks Related to Doing Business in China — We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.”

In addition, the transfer of funds among our Mainland China Subsidiaries are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund the operations of another subsidiary in China.  As of the date of this annual report, no cash generated from one subsidiary has been used to fund another subsidiary’s operations, expect for the financing obtained by the Company be transferred to operating entities for their operations. We have not been notified of any other restriction which could limit our Mainland China Subsidiaries’ ability to transfer cash between subsidiaries in China, and do not anticipate any difficulties or limitations in our ability to transfer cash between subsidiaries. As of the date of this annual report, no cash generated from one subsidiary has been used to fund another subsidiary’s operations; for that reason, our cash management policies do not specifically address this type of transfers between subsidiaries. We do not anticipate any occasions where cash generated from one subsidiary needs to be transferred to another subsidiary and will comply with PRC laws discussed above should we decide to conduct such a transfer.

Cash flow between Dogness and the Subsidiaries primarily consists of transfers from Dogness to these Subsidiaries for short-term working capital loan, which is mainly used in payment of operating expenses and investments. To date, there are no other assets transferred between Dogness and the Subsidiaries except for the below cash transfers:

●	For the year ended June 30, 2021, Dogness transferred $505,850 to the Delaware subsidiary, Dogness Group LLC, for short term working capital loan purpose and transferred $2,581,533 to HK Dogness for short term working capital loan purpose. The source of funds was the registered direct public offering we completed on January 20,2021 with net proceeds of $6.6 million. For the year ended June 30, 2021, Dogness also received cash repayment transferred from HK Dogness in the amount of $304.

●	For the year ended June 30, 2022, Dogness transferred $186,500 to the Delaware subsidiary, Dogness Group LLC, for working capital loan purpose and transferred $15,577,896 to HK Dogness for working capital loan purpose. The source of the funds was mainly from the equity financing and the exercise of warrants in fiscal 2022. For the year ended June 30, 2022, Dogness also received cash payment transferred from HK Dogness in the amount of $1,999,787.

●	For the year ended June 30, 2023, Dogness transferred $13.3 million to HK Dogness for working capital loan purpose. The source of the funds was mainly from the equity financing and the exercise of warrants in fiscal 2022.

In the future, cash proceeds raised from overseas financing activities may be transferred by Dogness to the Subsidiaries via capital contribution or shareholder loans, as the case may be.

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended June 30, 2023, 2022, and 2021. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For Fiscal	For Fiscal	For Fiscal
	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2023	2022	2021
	US$	US$	US$
	(audited)	(audited)	(audited)
Statement of operation data:
Revenues	$17,584,454	$27,095,197	$24,320,121
Gross profit	3,661,288	10,139,065	9,155,213
Operating expenses	13,225,261	10,065,009	7,297,420
Income (loss) from operations	(9,563,973)	74,056	1,857,793
Other income	877,050	164,208	82,695
Income taxes (benefit) expense	(1,227,449)	(2,777,868)	641,460
Net income (loss)	$(7,459,474)	$3,016,132	$1,299,028
Earnings (loss) per share, basic and diluted	$(0.18)	$0.10	$0.05

Weighted average Ordinary Shares outstanding (basic)	39,668,780	33,711,659	27,499,367

Balance sheet data:

	As of June 30,
	2023	2022	2021	2020	2019
Current assets	$14,003,843	$23,354,676	$14,266,131	$11,627,458	$25,922,624
Total assets	97,871,328	100,796,722	93,845,408	63,551,261	69,023,927
Current liabilities	9,317,966	6,485,021	21,262,335	10,769,734	8,072,423
Total liabilities	21,526,023	12,320,746	28,943,003	12,043,333	8,072,423
Total equity	$76,345,305	$88,475,976	$64,902,405	$51,507,928	$60,951,504

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

The relevant exchange rates are listed below:

	June 30, 2023	June 30, 2022	June 30, 2021
Year-end spot rate	US$1=RMB7.2513	US$1=RMB6.6981	US$1=RMB 6.4566	US$1=JPY 111.1
Average rate	US$1=RMB6.9536	US$1=RMB6.4554	US$1=RMB 6.6221	US$1=JPY 106.6

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8776	6.6163	7.1786	6.6822
2019	6.9618	6.9081	7.1786	6.6822
2020	6.5250	6.9042	7.1681	6.5208
2021	6.3839	6.4668	6.5716	6.3674
2022	6.8983	6.7328	7.3055	6.3094
2023 (through October 10, 2023)	7.2954	7.0406	7.3430	6.7030

As of October 10, 2023, the exchange rate is RMB 7.2954 to $1.00.

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

Please also read carefully the section below entitled “Cautionary Note Regarding Forward-Looking Statements.”

Summary of Major Risk Factors

●	PRC government interference. The Chinese government may intervene or influence the operation of our Hong Kong and mainland China operating entities and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time with little advance notice, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Common Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer Securities to investors and cause the value of such securities to significantly decline or be worthless. See Risk Factors – Risks Related to Doing Business in China – “China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our Class A Common Shares” and “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Common Shares” and “The Chinese government exerts oversight and control over overseas offerings and listing conducted by China-based issuers under the Listing Records Rules and/or the Confidentiality Provisions, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Common Shares to investors and could cause the value of our Class A Common Shares to significantly decline or become worthless”.

●	Uncertain PRC legal enforcement. The mainland China legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the mainland China legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. See Risk Factors – Risks Related to Doing Business in China – “Uncertainties with respect to the mainland China legal system could have a material adverse effect on us”.

●	Shareholder enforcement risk. Since we conduct a significant portion of our operations in mainland China, the majority of our assets are located in mainland China, and all of our directors, officers or senior management other than Yunhao Chen, are located in mainland China, it may be more difficult for shareholders to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel, Guangdong Jiamao Law Firm, has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions outside mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See Risk Factors – Risks Related to Doing Business in China – “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us or Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in mainland China may also be limited”.

●	Repatriation of offering proceeds to PRC. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiary, we may decide to make loans or additional contributions to our PRC subsidiary or the VIE. Certain governmental registrations, submissions or approvals need to be completed or obtained in this regard. Failure to complete such registrations, submissions or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected. See Risk Factors – Risks Related to Doing Business in China – “We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner” and “PRC regulation of loans and direct investment by offshore holding companies to mainland China entities may delay or prevent us from using the proceeds of this Offering to make loans or additional capital contributions to our Mainland China Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

●	Restriction on currency conversion. The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside mainland China. See Risk Factors – Risks Related to Doing Business in China – “Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Mainland China Subsidiaries to obtain financing”.

●	Restrictions on dividend payment. As a holding company, we rely principally on dividends and other distributions on equity from our subsidiaries, including those based in China, for our cash requirements, including for services of any debt we may incur. Our Mainland China Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our Mainland China Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, if our Mainland China Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Mainland China Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. See Risk Factors – Risks Related to Doing Business in China – “We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements we may have, and any limitation on the ability of our Mainland China Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

●	Possibility to be classified as “Resident Enterprise.” Under the Enterprise Income Tax Law, Dogness may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our shareholders outside of mainland China, including repayment of any underpayments and penalties for underpayment. See Risk Factors – Risks Related to Doing Business in China – “We may be classified as a “resident enterprise” for mainland China enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders”.

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

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the remaining months of the 2023 calendar year.

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

The COVID-19 pandemic, which has spread rapidly across the globe, resulted in adverse economic conditions and business disruptions. In reaction to this outbreak, governments worldwide have imposed varying degrees of preventative and protective actions, such as temporary travel bans, forced business closures, and stay-at-home orders, all in an effort to reduce the spread of the virus. Since this outbreak, business activities in China and many other countries including U.S. have been disrupted by a series of emergency quarantine measures taken by the government. The Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the factory and operations beginning in early February until late March 2020, limited support from the employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, our business was negatively impacted. While the spread of the disease has gradually returned under control in China, COVID-19 could still adversely affect the business operation our Mainland China Subsidiaries and Hong Kong Subsidiaries and our financial results in the future. As a result, there is a possibility that the Company’s revenues and operating cash flows may be significantly lower than expected for fiscal year 2023.

We and our Subsidiaries may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, we and our Subsidiaries may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that we or our Subsidiaries owe more taxes than it has paid. We recorded tax liabilities of$1.0 million, $1.6 million, and $4.4 million as of June 30, 2023, 2022, and 2021, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of for past taxes may be higher than those amounts, if the PRC authorities determine that penalties are applicable or that the correct amount has not been paid. Although the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent we are able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

If our largest customers reduce their orders with us, such revenues would be very difficult to replace.

Although we have also sold our products through distributors and trading companies, some of our largest customers are Petco and Pet Value, which are by far the largest pet specialty chains in North America. Petco has around 1600 stores in the US and Pet Valu has around 600 stores in Canada. There is not another brick-and-mortar customer that presents the opportunity that these customers present to us. As a result, if we were to lose these accounts or if these customers purchased less of our products in the future, it would be difficult to replace those lost revenues.

Our smart products have only recently entered distribution.

While we are optimistic that our smart products such as collars, harnesses, feeders and robots will be important products for our company in the future, we only recently begun to sell them and thus do not know whether they will prove popular with consumers. We have exhibited these products at expos in multiple countries and have begun to receive orders, but our revenues for all smart products was approximately $7.4 million, 13.5 million, and $7.8 million, during the years ended June 30, 2023, 2022, and 2021, respectively. As a result, we do not have an accurate gauge of how well accepted they will be by consumers. If consumers do not appreciate our smart products, we may not sell enough products to grow our market share in this new industry.

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

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Mainland China Subsidiaries own 135 patents and 188 trademarks in China and 66 patents and 47 trademarks outside China,  all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). This intellectual property has allowed our products to earn market share in the pet products industry.

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

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Some of our patents, particularly utility mode and design patents, have only 10 years of protection and will end in the near future. Once these patents expire, our prodCompany: Please update if the numbers have changeducts may lose some market share if they are copied by our competitors. Then, our business revenue might suffer some loss as well.

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

As of June 30, 2023, we had approximately $5.4 million in outstanding bank loans, with expected repayment of approximately $3.8 million in one year, $0.7 million in two years and $0.9 million in three to seven years  . The loans are guaranteed by the fixed assets of the Company’s subsidiaries and are also personally guaranteed by our Chief Executive Officer and certain of his family members. While we believe we have sufficient capital resources to repay these bank loans with support from Mr. Silong Chen, our Chief Executive Officer, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

Our key customers are principally retail pet specialty stores and mass merchandisers. For the year ended June 30, 2023, sales to our four largest customers amounted in the aggregate to approximately 15.4%, 11.6%, 8.8% and 5.3%   of our total revenue. For the year ended June 30, 2022, sales to our four largest customers accounted for 23.4%, 6.7%, 6.7% and 5.7% of our total revenue. For the year ended June 30, 2021, sales to our three largest customers amounted in the aggregate to approximately 32.0%, 9.1% and 6.9% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. During the years ended June 30, 2023, 2022 and 2021, we had two,   one and one customer that accounted for 10% or more of our revenues.

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

Our Class B Common Shares have ten votes per share, and our Class A Common Shares have one vote per share. Our directors, executive officers, and their affiliates, beneficially hold in the aggregate approximately 73.80% of the voting power of our capital stock as of June 30, 2023. Because of the ten-to-one voting ratio between our Class B and Class A Common Shares, the holder of our Class B Common Shares collectively control a majority of the combined voting power of our Common Shares and therefore is able to control all matters submitted to our shareholders for approval. The sole owner of such Class B Common Shares is our Chief Executive Officer, Mr. Silong Chen, who owns 9,069,000 Class B Common Shares through Fine victory holding company Limited. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

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

If the CSRC requires that we obtain its approval prior to the completion of this offering under the M&A Rules, the offering will be delayed until we obtain CSRC approval, which may take several months. There is also the possibility that we may not be able to obtain such approval. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Common Shares. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing.

Risks Related to Ownership of Our Class A Common Shares

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Common Shares may decline.

Prior to our initial public offering in 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. One material weakness identified relates to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review process by management, which led to material audit adjustments for the year ended June 30, 2020 and (iii) lack of risk assessment in accordance with the requirement of COSO 2013 framework. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations (ii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (iii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iv) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control;. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

As of June 30, 2023. we are not an “accelerated filer” or a “large accelerated filer” under the definitions of the Exchange Act rules and therefore our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to attest to that in the event we become an “accelerated filer” or a “large accelerated filer” under the definitions of the Exchange Act rules.

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

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous Determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the “Consolidated Appropriations Act 2023” (the “Consolidated Appropriations Act”), reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Audit Alliance LLP, is located in Singapore, and is subject to inspection by the PCAOB on a regular basis. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit Audit Alliance LLP to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

Our management team has limited experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team has limited experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of our initial public offering, we mainly operated our businesses as a private company in mainland China. As a result of our IPO, our company became subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has limited experience in complying with such laws, regulations and obligations. These obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly now we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on the Nasdaq Global Market, we are also required to file semi-annual financial statements.

We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of our initial public offering.

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

The trading prices for our Class A Common Shares have fluctuated since we first listed our Class A Common Shares. Since our Class A Common Shares became listed on the Nasdaq on December 20, 2017, the trading price of our Class A Common Shares has ranged from $0.43 to $8.98 per common share, and the last reported trading price on October 10, 2023 was $0.43 per common share. If you purchase our Class A Common Shares, you may not be able to resell those shares at or above your purchase price. The market price of our Class A Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Most of our operations and assets are located in the PRC. In addition, all of  our executive officers and directors are non-residents of the U.S., and much of the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

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

On February 17, 2023, with the approval of the State Council, the CSRC issued the Listing Records Rules, including the Trial Measures, for the administration of overseas listing filing system, which has been implemented since March 31, 2023. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market are required to undertake filing procedures with the CSRC for its overseas offering and listing activities. Further, the Trial Measures set forth a list of circumstance under which overseas offering and listing by PRC domestic companies is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the company established in mainland China , or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Class A Common Shares on Nasdaq is deemed as an indirect overseas offering and listing by companies established in China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this annual report, none of the circumstances prohibiting the overseas offering and listing by companies established in China as listed above applies to us, and we can offer and continue to offer our Class A Common Shares on Nasdaq. In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we had been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required by the Trial Measures in a timely manner for subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our Mainland China Subsidiaries in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our Mainland China Subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which came into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, companies established in China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such companies established in China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Any failure of us or our Mainland China Subsidiaries to fully comply with the Listing Records Rules may significantly limit or completely hinder our ability to offer or continue to offer our Class A Common Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Common Shares to significantly decline in value or become worthless.

The holding company may be subject to approval or other requirement from PRC authorities, and, if required, we cannot assure you that we will be able to obtain such approval or satisfy such requirement. If we failed to obtain such approval or satisfy such requirement, we may not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and the value of our Class A Common Shares may decrease or become worthless.

As of the date of this annual report, we or our Subsidiaries have not received any requirement to obtain permission or approval from CSRC or Cyberspace Administration of China. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Subsequent laws and regulation have been published and implemented, including Listing Records Rules and Confidentiality Provisions. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Subsequent laws and regulation have been published and implemented, including Listing Records Rules and Confidentiality Provisions. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

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

China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed. Additional compliance procedures may be required, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence any sale of the securities, we will not commence the offering until we obtain such permissions. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Subsequent laws and regulation have been published and implemented, including Listing Records Rules and related documents and notices, under which certain filing procedures are required to be conducted for foreign listing. We are deemed as an “Existing Issuer” therefore are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required by the Trial Measures in a timely manner for subsequent events.

Since the document as well as the subsequent laws and regulations published are relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our future business, results of operations, and the value of our securities.

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

Therefore, China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed. As of the date of this annual report, we have not received any requirement to obtain approval of CSRC to continue listing on U.S. exchanges. Further, however, given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities, additional compliance procedures may be required in connection with any offering of our securities and our business operations. If such compliance procedures were required in the future in connection with any offering of our securities and our business operations, we cannot predict whether we will be able to obtain such approval. If we are unable to obtain such permission we may be forced to abandon the offering. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our Class A Common Shares to significantly decline or be worthless.

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

The proceeds of any offering of our securities may be sent back to mainland China, and the process for sending such proceeds back to mainland China may be time-consuming after the closing of the offering. We may be unable to use these proceeds to grow our business until our Mainland China Subsidiaries receive such proceeds in mainland China. Any transfer of funds by us to our Mainland China Subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our Mainland China Subsidiaries is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and our Mainland China Subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 2 times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our Mainland China Subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our Mainland China Subsidiaries are subject to the approval of or filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

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

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our Mainland China Subsidiary or with respect to future capital contributions by us to our Mainland China Subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from any offering of our securities and to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Common Shares.

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

We are an exempted company with limited liability incorporated under the laws of the British Virgin Island, we conduct a significant portion of our operations in mainland China and the majority of our assets are located in mainland China. In addition, all of our directors, officers or senior management other than Yunhao Chen, are located in mainland China. As a result, it may be more difficult for our Shareholders to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel, Guangdong Jiamao Law Firm, has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions outside mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Our Mainland China Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our Mainland China Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our Mainland China Subsidiaries, as a Foreign Invested Enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, and it may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over fifty percent (50%) of its registered capital. These reserves are not distributable as cash dividends. In addition, if our Mainland China Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Mainland China Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. Currently, we have installed cash management policies or procedures in place that dictate how funds are transferred, under an umbrella of corporate policies and financial reporting policies. Even though our policies do not specifically address the limitations, as discussed above, on the amount of funds the Company can transfer out of China, if we decide to transfer cash out of China in the future, all relevant transfers will be conducted in compliance with such limitations. As of the date of this annual report, none of the Mainland China Subsidiaries has made any dividends or distributions to Dogness.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our Mainland China Subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our Mainland China Subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from any offering of our securities and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Currently, certain of our affiliated entities are making contributions to the plans based on the basic salary of our employees which may not be adequate in strict compliance with the relevant regulations. As of the date of this annual report, the accumulated impact in this regard was immaterial to our financial condition and results of operations. We have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our current practice in this regard.  As the interpretation of implementation of labor-related laws and regulations are still involving, we cannot assure you that our practice in this regard will not be violate any labor-related laws and regulations regarding including those relating to the obligations to make social insurance payments and contribute to the housing funds and other welfare-oriented payments. If we deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and subject to penalties, and our business, financial condition and results of operations will be adversely affected.

Enforcement of stricter labor laws and regulations may increase our labor costs as a result.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in mainland China, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected.

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

On March 16, 2018, the Dongguan Dogness entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $11.1 million (or RMB 71.0 million). After the acquisition, Mejia became Dongguan Dogness’ wholly-owned subsidiary. The acquisition of Meijia enabled the Company to build its own facility instead of leasing manufacturing facilities and to expand its production capacity sustainably to meet increased customer demand. Meijia plant has reached its fully production capacity as of June 30, 2021.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under PRC laws in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.0 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, As of the date of this report, Dongguan Jiasheng has not yet made the payment of the registered capital. Intelligence Guangzhou will be the research and manufacturing facility for the Company’s fast growing intelligent pet products. On August 10, 2022, the Board approved to sell the Company’s 58% ownership interest in Dogness Intelligence Technology Co., Ltd. to a third party for a price of $0.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with one of the original shareholders of Dogness Culture, who is related to Mr. Silong Chen, the Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.79 million) on April 16, 2020 along with other shareholders’ capital contributions of RMB 4.88 million (approximately $0.67 million). Dogness Culture is focusing on developing and expanding pet food market in China in the near future. On July 19, 2023, the Board approved the liquidation, dissolution, and termination of Dogness culture following the signing of a termination agreement among Dogness’s Culture’s shareholders on May 8, 2023. As of the date of this annual report, Dogness Culture is in the process of being liquidated.

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

At the completion of these transactions, (i) Dogness holds 100% of the equity of each of Dogness Overseas, HK Jiasheng and HK Dogness; (ii) Dogness Overseas owns 100% of the equity of Dogness Group; (iii) HK Dogness holds 100% of the equity of Dongguan Dogness; (iv) Dongguan Dogness holds 100% of the equity of Dongguan Jiasheng, Meijia and 51.2% of the equity of Dogness Culture; and (v) Dongguan Jiasheng owns 58% of the equity of Intelligence and. By virtue of these ownership relationships, Dogness is the parent, directly or indirectly, of each of Meijia, HK Jiasheng, HK Dogness, Dongguan Dogness, Dogness Group, and Dongguan Jiasheng, and such entities’ financial results are consolidated with those of Dogness; provided that only 58% of the equity of Intelligence Guangzhou is so consolidated.

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

Market Background

Our company’s primary market is mainland China, with approximately 36.0%,  46.3%, and 56.3% of our products being sold in China in fiscal 2023, 2022, and 2021, respectively.

In terms of export sales, our company’s primary market is the United States, with approximately 35.4%,  29.6%, and 24.7% of our products being sold in America in fiscal 2023, 2022, and 2021, respectively. The United States has one of the highest pet ownership rates in the world. According to the 2023-2024 APPA National Pet Owners Survey, 66% of U.S. households own a pet, which equates to 86.9 million households.1

Pet owners in the United States have increasingly seen their pets as extended members of the family. Accordingly, spending on pets has increased steadily over the last decade. According to the APPA, in 2022, $136.8 billion was spent on pets in the U.S.

1 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics. https://www.americanpetproducts.org/press_industrytrends.asp

2 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics. https://www.americanpetproducts.org/press_industrytrends.asp

We sell the majority of our products through specialty pet store chain retailers and mass market retailers. Although there are more than 13,000 pet stores in the United States, the vast majority of pet stores are small operations, but a significant proportion of sales come from the top few specialty retail chains, Petco and Pet Valu. Mass retailers like Target and Wal-Mart also play a key role in pet supply sales, including in particular staples like pet food. These retailers have courted pet owners with the offer of one-stop-shopping, as compared with making a special trip to a pet store.

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

● Strong reputation in pet products industry. Our customer list is filled with sophisticated, multinational purchasers of pet

Research and Development

Our R&D team has 15 d edicated employees who are focused on product development and design. Quality control has 8 employees and is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

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

Our research and development expenses were $931,078 i  n fiscal 2023, $917,227 in fiscal 2022, and $540,613 in fiscal 2021, representing 5.3%, 3.4%, and 2.2%, of our total revenues for 2023, 2022, and 2021, respectively. We expect our R&D expenses to increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Intellectual Property

We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. As of September 25, 2023, we have completed registration of 135 patents with the China State Intellectual Property Office. In addition, we have registered 19 patents in Germany, 27 in Japan, 20 in the United States, 9 in Canada, 3 in Australia, and 8 in the European Union. As of the date of this report, we have successfully obtained 201 patents (including 135 in China), which includes 28 invention patents, 68 utility patents, and 125 appearance patents.

We have completed registration of 188 trademarks , with the Trademark Office of the State Administration for Industry & Commerce of the PRC. In addition, we have registered our key trademark for Dogness in Japan, Australia, Korea, Hong Kong, Taiwan and the United States. We have registered all of our patents and trademarks under Dongguan Jiasheng, Dongguan Dogness, Dogness Group, and HK Dogness. Our trademarks will expire at various dates through November 12, 2030.

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

Laws and Regulations in China Regarding Manufacturing, Producing, and Processing

Laws regulating pet products manufacturing, producing, and processing cover a broad range of subjects, particularly in the area of occupational safety and health. We must comply with all levels of laws and regulations relating to matters such as safe working conditions, manufacturing practices, environmental protection and discharging hazard control. Specifically, the major laws that apply to our Mainland China Subsidiaries are as follows:

● Company Law (amended in 2018), governing, among other matters, company registration, existence and business operation;

● Civil Code of the People’s Republic of China (2021), governing business practices with all other market participants;

● Labor Contract Law (amended in 2012), governing the relationship between company as an employer and its employees;

● Product Quality Law (amended in 2018), governing the relationship between company as a products provider and consumers in the market.

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

Regulation on Product Liability

China’s Product Quality Law was published in 1993 and amended in 2000, 2009, and 2018. Under this law, producers and vendors of defective products may incur liability for losses and injuries caused by such products. There are only three conditions by which producers or vendors can have immunity from the defective product liability: 1) the defective products never be put into the market; 2) the defects do not exist when the products are put into the market; 3) the exam techniques and skills are not able to find out the defects when the products be put into the market. So far, our products quality is in conformity with the national requirements and we have passed the regulatory agency’s examination and also successfully obtained the certificate of ISO 9001:2015 system.

In addition to Product Quality Law, there are also other Chinese laws that apply to the product liability. Under the Civil Code of the People’s Republic of China which became effective on January 1, 2021, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability. The Law on the Protection of the Rights and Interests of Consumers (as amended in 2009), which was enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. Although we are highly confident with our product quality, some defective product may not be detected in time by us and accidently put into the market. If so, our defective products cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

Under this law, a customer who suffers injury from a defective product can claim damages from either the manufacturer or vendor of the defective device. Under the Civil Code of the People’s Republic of China, where a personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under this Law.

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

The Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprise, or SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and was most recently amended on December 30, 2019, allows foreign-invested enterprises, or FIEs, to settle their foreign exchange capital at their discretion. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a FIE and capital in Renminbi obtained by the FIEs from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate not for self-use (except for the foreign-invested real estate enterprises).

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

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by mainland China companies or individuals, or mainland China Citizens, intends to acquire equity interests or assets of any other mainland China company affiliated with the mainland China Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles formed to pursue overseas listing of equity interests in mainland China companies and controlled directly or indirectly by mainland China companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

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

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, as amended subsequently in 2009 and 2018, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in December 2012, employers must enter into written labor contracts with full-time employees in order to establish an employment relationship. All employers must pay their employees at least with the local minimum wage standards. All employers are required to establish a work environment of safety and sanitation, strictly abide by state rules and standards, and provide employees with appropriate workplace safety training. In addition, employers are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

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

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 1993, 2001, and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce (“SAIC”) handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of the date of this report, we have registered 181 trademarks (including 162 trademarks in China), all of which are fully owned and in use by us. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. So far, we have not received any such kind of petition and we strongly believe there will not be such petition because our trademarks are firstly used as well as firstly registered by us.

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

In July 2018, the Company entered a long-term lease that expires October 14, 2038 for 7,026 square meters of land and 5,000 square meters of buildings in Dongguan city. The Company plans to use this new property as a warehousing facility, given limited storage capacity at its other facilities. Lease expenses for this property were approximately $4.5 million, which amount was paid in full on October 9, 2018. The total budget was approximately RMB263.5 million ($36.3 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of June 30, 2023, the Company has made total payments of approximately RMB261.7 million ($36.1 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.8 million ($0.3 million), the Company plan to pay remaining payments within twelve months after June 30, 2023.

The Company’s subsidiary Dogness Culture (in the process of being liquidated as of the date of this report) also worked on a project to decorate a pet themed retail store. Total budget was RMB 2.2 million ($0.3 million). This project was fully completed during the year ended June 30, 2021. As of June 30, 2023, the Company has fully paid for the project.

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

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016. We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was incorporated in mainland China on May 15, 2009, and was established to develop and manufacture pet leash and lanyard products. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace. Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”) and Jiasheng Enterprise (Hongkong) Co., Limited (“HK Jiasheng”) were incorporated in Hong Kong on March 10, 2009 and July 12, 2007, respectively, and were established to operate principally as trading companies. The equity interests of Dongguan Jiasheng, HK Dogness, and HK Jiasheng (collectively, the “Transferred Entities”) were 100% controlled by our founder and Chief Executive Officer, Mr. Silong Chen (the “Controlling Shareholder”).

A reorganization of the legal structure was completed on January 9, 2017. The reorganization involved (i) the incorporation of the Company, (ii) the incorporation of Dogness Intelligent Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under PRC laws, 100% owned by HK Dogness, and considered a wholly foreign-owned entity (“WFOE”) in mainland China, and (iii) the transfer of HK Dogness, HK Jiasheng and Dongguan Jiasheng (collectively, the “Transferred Entities”) from the Controlling Shareholder to the Company and Dongguan Dogness. Specifically, on November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to the Company. After the reorganization, the Company ultimately owns 100% of the equity interests of the entities mentioned above. As of the date of this Report, the Controlling Shareholder owns 23.85% equity interest of the Company.

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

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $11.1 million (or RMB71.0 million). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($17.0 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. Meijia plant has reached its designed production capacity by June 2021.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of PRC in Guangzhou City of Guangdong Province in China with a total registered capital of RMB 80 million (approximately $11.0 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owned 58% of Intelligence Guangzhou, with the remaining 42% ownership interest owned by two unrelated entities. Intelligence Guangzhou had immaterial operation since its inception and was expected to conduct research and manufacturing of the Company’s fast-growing intelligent pet products in the future. Due to the fact that Intelligence Guangzhou had no business activities since the incorporation and Dongguan Jiasheng had not made any capital contribution, in August 2022, the Board approved to sell the Company’s 58% ownership interest in Intelligence Guangzhou to a third party for a nominal price. The transaction was completed on August 10, 2022.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.79 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.76 million). Dogness Culture was focusing on developing and expanding pet food market in China. On July 19, 2023, the Board approved the liquidation, dissolution, and termination of Dogness culture following the signing of a termination agreement among Dogness’s Culture’s shareholders on May 8, 2023. As of the date of this annual report, Dogness Culture is in the process of being liquidated.

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

Our major products include traditional pet products, intelligent pet products, and climbing hooks and others products, such as mouth covers and pet charms. We also provide ribbon dyeing service for external customers, as well as other services, such as pet grooming services. Revenues by products and services categories are summarized below:

	For the Years ended June 30,
	2023		2022		2021
Products and services category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	% of total Revenue

Products
Traditional pet products	$8,302,299	47.2%	$11,433,159	42.2%	$14,331,492	58.9%
Intelligent pet products	7,404,407	42.1%	13,492,076	49.8%	7,801,070	32.1%
Climbing hooks and others	1,806,369	10.3%	1,761,341	6.5%	1,340,686	5.5%
Total revenue from product sales	17,513,075	99.6%	26,686,576	98.5%	23,473,248	96.5%

Services
Dyeing services	-	-%	342,561	1.3%	817,145	3.4%
Other services	71,379	0.4%	66,060	0.2%	29,728	0.1%
Total revenue from services	71,379	0.4%	408,621	1.5%	846,873	3.5%
Total revenue	$17,584,454	100.0%	$27,095,197	100.0%	$24,320,121	100.0%

During the year ended June 30, 2023, our products were sold in 32 countries. Our major customers include Anyi trading, Costco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate, etc. We also sold our products on popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and on those live streaming sales platforms hosted by influencers.

Export sales accounted for 64.0%, 53.7% and 43.7% of the total sales for the years ended June 30, 2023, 2022 and 2021, respectively, while China domestic sales accounted for 36.0%, 46.3% and 56.3% for the years ended June 30, 2023, 2022 and 2021, respectively. The breakdown of the sales by geographic areas is shown below:

	For the year ended June 30, 2023		For the year ended June 30, 2022		For the year ended June 30, 2021
Geographic location	Amount	% of total Revenue	Amount	% of total Revenue	Amount	% of total Revenue

Sales to international markets	$11,253,079	64.0%	$14,542,323	53.7%	$10,627,253	43.7%
Sales in China domestic market	6,331,375	36.0%	12,552,874	46.3%	13,692,868	56.3%
Total	$17,584,454	100.0%	$27,095,197	100.0%	$24,320,121	100.0%

For the year ended June 30, 2023, the Company’s four largest customers accounted for 15.4%, 11.6%, 8.8% and 5.3% of the Company’s total revenue, respectively. For the year ended June 30, 2022, the Company’s four largest customers accounted for 23.4%, 6.7%, 6.7% and 5.7% of the Company’s total revenue, respectively. For the year ended June 30, 2021, the Company’s three largest customers accounted for 32.0%, 9.1% and 6.9% of the Company’s total revenue, respectively.

	For the years ended June 30,
	2023	2022	2021
	% of total revenue

Dongguan Anyi Trading Co., Ltd.	15.4%	23.4%	32.0%
Petco Asua LLC	-%	-%	9.1%
Shenzhen Wosibao Technology Co., Ltd	-%	-%	6.9%
Mid Ocean Brands B.V.	11.6%	6.7%	-%
Dogness Network Technology Co., Ltd	8.8%	6.7%	5.0%
Dongguan Ruisheng Development Co., Ltd.	-%	-%	3.6%
Costco Wholesale Corporation	-%	5.7%	-%
Velcro Europe S.A.	5.3%	-%	-%

Market outlook

The company’s operations will continue to be negatively affected by the ongoing trade dispute between China and the United States, which may result in uncertainties in our export sales in the coming months.

To mitigate the impact of weak sales, we are focusing on developing new customers and markets, as well as developing a new generation of intelligent pet products. We have expanded our sales channels from traditional trading to online shopping channels, which allows us to gain direct access to more potential customers from domestic and international markets. This is particularly important to attract younger generations who are more interested in our smart pet products. At the same time, we are implementing cost-saving measures to improve production efficiency and profit margins.

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

From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management our capital expenditure and leveraging costs, we expect that we could further improve our sales and product margins to produce profitability and return on investment for our shareholders in the near future.

Results of Operations

Comparison of Operation Results for the Years Ended June 30, 2023 and 2022

The following table summarizes the results of our operations for the years ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year ended June 30, 2023		For the Year ended June 30, 2022		Changes
	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Revenues	$17,584,454	100.0%	$27,095,197	100.0%	$(9,510,743)	(35.1)%
Cost of revenues	13,923,166	79.2%	16,956,132	62.6%	(3,032,966)	(17.9)%
Gross profit	3,661,288	20.8%	10,139,065	37.4%	(6,477,777)	(63.9)%
Operating expenses
Selling expenses	2,478,163	14.1%	2,077,174	7.7%	400,989	19.3%
General and administrative expenses	9,800,714	55.7%	6,742,687	24.9%	3,058,027	45.4%
Research and development expense	931,078	5.3%	917,227	3.4%	13,851	1.5%
Loss from disposal of fixed assets	15,306	0.1%	327,921	1.2%	(312,615)	(95.3)%
Total operating expenses	13,225,261	75.2%	10,065,009	37.1%	3,160,252	31.4%
(Loss) income from operations	(9,563,973)	(54.4)%	74,056	0.3%	(9,638,029)	(13,014.5)%
Other income (expenses)
Interest income (expense), net	(330,824)	(1.9)%	(370,108)	(1.4)%	39,284	(10.6)%
Foreign exchange gain	800,403	4.6%	246,211	0.9)%	554,192	225.1%
Other income	112,109	0.6%	115,016	0.4%	(2,907)	(2.5)%
Rental income from related parties, net	295,362	1.7%	173,089	0.6%	122,273	70.6%
Total other income	877,050	5.0%	164,208	0.6%	712,842	434.1%
(Loss) income before income taxes	(8,686,923)	(49.4)%	238,264	0.9%	(8,925,187)	(3,745.9)%
Income tax benefit	(1,227,449)	(7.0)%	(2,777,868)	(10.3)%	1,550,419	(55.8)%
Net (loss) income	$(7,459,474)	(42.4)%	$3,016,132	11.1%	$(10,475,606)	(347.3)%

Revenues. Revenues decreased by approximately $9.5 million, or 35.1%, to approximately $17.6 million in fiscal 2023 from approximately $27.1 million in fiscal 2022. The decrease in revenue was primarily attributable to the significant decreased sales in both domestic and international markets.

Revenue by Products and Services Type

The breakdown of our revenue by products and services categories is as follows:

	For the Years ended June 30,
	2023		2022		Changes
Products and services category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Products
Traditional pet products	$8,302,299	47.2%	$11,433,159	42.2%	$(3,130,860)	(27.4)%
Intelligent pet products	7,404,407	42.1%	13,492,076	49.8%	(6,087,669)	(45.1)%
Climbing hooks and others	1,806,369	10.3%	1,761,341	6.5%	45,028	2.6%
Total revenue from products	17,513,075	99.6%	26,686,576	98.5%	(9,173,501)	(34.4)%

Services
Dyeing services	-	-%	342,561	1.3%	(342,561)	(100.0)%
Other services	71,379	0.4%	66,060	0.2%	5,319	8.1%
Total revenue from services	71,379	0.4%	408,621	1.5%	(337,242)	(82.5)%
Total	$17,584,454	100.0%	$27,095,197	100.0%	$(9,510,743)	(35.1)%

	Total Revenue for the years ended June 30,						Average unit price		Price
Products	2023	2022	Units sold in 2023	Units sold in 2022	Variance in Units sold	% of units variance	2023	2022	Difference
Traditional pet products	$8,302,299	$11,433,159	10,949,243	10,813,092	136,151	1.3%	$0.8	$1.1	$(0.3)
Intelligent pet products	7,404,407	13,492,076	373,796	441,042	(67,246)	(15.2)%	19.8	30.6	(10.8)
Climbing hooks and others	1,806,369	1,761,341	940,733	1,040,551	(99,818)	(9.6)%	1.9	1.7	0.2
Total	$17,513,075	$26,686,576	12,263,772	12,294,685	(30,913)	(0.3)%	$1.4	$2.2	$(0.8)

Traditional pet products

Revenue from traditional pet products decreased by approximately $3.1 million, or 27.4%, from approximately $11.4 million in fiscal 2022, to approximately $8.3 million in fiscal 2023. The decrease was mainly due to decrease in average selling price of $0.3 per unit in fiscal 2023 compared to fiscal 2022. Among the total revenue decrease, approximately $2.7 million was due to the decreased sales in Chinese domestic market, as a result of fierce competition, while the remaining approximately $0.5 million decrease was from sales to customers in overseas markets.

Intelligent pet products

Revenue from intelligent pet products decreased by approximately $6.1 million, or 45.1%, from approximately $13.5 million in fiscal 2022 to approximately $7.4 million in fiscal 2023. The decrease was mainly driven by a decrease in sales volume and a decrease in average selling price of $10.8 per unit in fiscal 2023 compared to fiscal 2022. Among the total revenue decrease, approximately $3.2 million was due to the decreased sales in Chinese domestic market, while the remaining approximately $2.9 million decrease was from sales to customers in overseas markets.

Climbing hooks and others

Revenue from climbing hooks and others kept consistently at approximately $1.8 million in fiscal 2023 and 2022.

Dyeing services

We utilize our manufacturing capability and color dyeing technology to provide dyeing solutions to customers. We recognize revenue at the point when dyeing solutions and related services are rendered, and the products after dyeing are delivered and accepted by the customers. We earned dyeing services fees of $Nil and $342,561 in fiscal 2023 and 2022, respectively.

Sales to related parties

During the year ended June 30, 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”), for the purpose of working together to develop new products and new technologies in smart pet tech area.

The legal representative of Dogness Technology Co., Ltd (“Dogness Technology”) is Junqiang Chen, the relative of Mr. Silong Chen.

We sold certain intelligent pet products to Dogness Network and Dogness Technology, and accordingly reported related party sales of $1,700,173 and $2,212,579, which accounted for 9.7% and 8.2% of our total revenue in fiscal 2023 and 2022, respectively.

Cost of revenue associated with the sales to these two related parties amounted to $1,162,314 and $1,301,180 in fiscal 2023 and 2022, respectively.

Revenue by Geographic Area

The breakdown of our revenue by geographic areas is as follows:

	For the Years Ended June 30,
	2023		2022		Changes
Country and Region	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Mainland China	$6,331,375	36.0%	$12,552,874	46.3%	$(6,221,499)	(49.6)%
United States	6,221,436	35.4%	7,980,436	29.6%	(1,759,000)	(22.0)%
Europe	1,596,603	9.1%	1,770,052	6.5%	(173,449)	(9.8)%
Japan and other Asian countries and regions	2,572,091	14.6%	3,009,931	11.1%	(437,840)	(14.5)%
Australia	531,906	3.0%	579,677	2.1%	(47,771)	(8.2)%
Canada	294,241	1.7%	1,168,689	4.3%	(874,448)	(74.8)%
Central and South America	36,802	0.2%	33,538	0.1%	3,264	9.7%
Total	$17,584,454	100.0%	$27,095,197	100%	$(9,510,743)	(35.1)%

The breakdown of sales by products and services categories in international markets is as follows:

International sales

	For the Years ended June 30,
	2023		2022		Changes
International sales	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Traditional pet products	$5,710,572	50.7%	$6,187,697	42.5%	$(477,125)	(7.7)%
Intelligent pet products	4,611,727	41%	7,538,259	51.9%	(2,926,532)	(38.8)%
Climbing hooks and others	930,780	8.3%	816,367	5.6%	114,413	14.0%
Total	$11,253,079	100%	$14,542,323	100.0%	$(3,289,244)	(22.6)%

Our total sales in international markets decreased by approximately $3.3 million or 22.6% to approximately $11.3 million in fiscal 2023, from approximately $14.5 million in fiscal 2022. The decrease in our international sales was the result of the soft landing of the world economy post-pandemic, which was caused by inflation and interest rate hikes in the United States.

We had decreases in traditional pet products sales and intelligent pet products sales in fiscal 2023, compared to the same period in 2022. Sales of our traditional pet products and intelligent pet products, decreased by 7.7% and 38.8%, respectively.

We continue to collaborate with large retail chains in the US and Canada to distribute our smart pet products under our own brand, rather than just serving as an OEM supplier. Furthermore, we continue to expand our sales on online shopping platforms, such as Amazon and Chewy, to reach more potential customers. We anticipate that these efforts, coupled with the global economic recovery and the release of our new generation of intelligent pet products, will result in an increase in revenue in the near future. We believe that our new generation of intelligent pet products will continue to be the primary source of revenue for our international sales.

The breakdown of sales by products and services categories in China’s domestic market is as follows:

Domestic sales

	For the Years ended June 30,
	2023		2022		Changes
Domestic sales	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Traditional pet products	$2,591,727	41.0%	$5,245,462	41.8%	$(2,653,735)	(50.6)%
Intelligent pet products	2,792,680	44.1%	5,953,817	47.5%	(3,161,137)	(53.1)%
Climbing hooks and others	875,589	13.8%	944,974	7.5%	(69,385)	(7.3)%
Dyeing services	-	-%	342,561	2.7%	(342,561)	(100.0)%
Other services	71,379	1.1%	66,060	0.5%	5,319	8.1%
Total	$6,331,375	100.0%	$12,552,874	100.0%	$(6,221,499)	(49.6)%

Our domestic sales decreased by approximately $6.2 million or 49.6% from approximately $12.6 million in fiscal 2022 to approximately $6.3 million in fiscal 2023. The decrease was mainly due to a decrease in customer orders caused by intense competition in the domestic market.

Our domestic sales of traditional pet products and intelligent pet products, decreased by 50.6% and 53.1% in fiscal 2023 as compared to fiscal 2022.

Cost of revenues

During fiscal 2023, the cost of revenues amounted to approximately $13.9 million, compared to approximately $17.0 million in fiscal 2022. As a percentage of revenues, the cost of goods sold increased by approximately 16.6 percentage points, reaching 79.2% in fiscal 2023 from 62.6% in fiscal 2022. The decreased cost of goods sold was the result of lower sales volume.

Gross profit

Our gross profit decreased by approximately $6.5 million or 63.9%, to approximately $3.7 million in fiscal 2023 from approximately $10.1 million in fiscal 2022, primarily attributable to the decreased average selling price of our intelligent pet products. Overall gross profit margin was 20.8%, a decrease of 16.6 percentage points, as compared to 37.4% in fiscal 2022.

Gross profit by products and services type

The breakdown of gross profit by product types is as follows:

	For the Year ended June 30,
	2023		2022		Changes
Products	Amount	Gross profit %	Amount	Gross profit %	Amount	Gross profit Pct. Pt.
Traditional pet products	$1,178,545	14.3%	$3,670,566	32.1%	$(2,492,021)	(17.8) pct
Intelligent pet products	1,804,804	24.4%	5,909,099	43.8%	(4,104,295)	(19.4) pct
Climbing hooks and others	616,282	34.2%	535,758	30.4%	80,524	3.8 pct
	3,599,631	20.6%	10,115,423	37.9%	(6,515,792)	(17.3) pct
Services
Dyeing services	-	-%	(35,272)	(10.3)%	35,272	10.3 pct
Other services	61,657	86.5%	58,914	89.2	2,743	(2.7) pct
Total	$3,661,288	20.8%	$10,139,065	37.4%	$(6,477,777)	(16.6) pct

Gross profit for traditional pet products decreased by approximately $2.5 million in fiscal 2023 as compared to fiscal 2022. Gross profit margin decreased by 17.8 percentage points from 32.1% in fiscal 2022 to 14.3% in fiscal 2023, mainly due to a decrease of 27.3% in average selling price and increased costs.

Gross profit for intelligent pet products decreased by approximately $4.1 million from approximately $5.9 in fiscal 2022 to approximately $1.9 million in fiscal 2023. Gross profit margin decreased by 19.4 percentage point from 43.8% in fiscal 2022 to 24.2% in fiscal 2023, mainly driven by a decrease of 35.3% in average selling price and increased costs.

Gross profit for climbing hooks and others increased by approximately $0.1 million from approximately $0.5 million in fiscal 2022 to $0.6 million in fiscal 2023, mainly driven by a 11.8% increase in the average selling price. Overall gross margin for climbing hook increased by 3.8 percentage points from 30.4% in fiscal 2022 to 34.2% in fiscal 2023.

Expenses

	For the Years ended June 30,
	2023	2023	2022	2022	Changes
	Amount	% of total Expense	Amount	% of total Expense	Amount	%
Selling expenses	$2,478,163	$18.8	$2,077,174	20.6	$400,989	19.3
General and administrative expenses	9,800,714	74.1	6,742,687	67.0	3,058,027	45.4
Research and development expenses	931,078	7.0	917,227	9.1	13,851	1.5
Loss from disposal of fixed assets	15,306	0.1	327,921	3.3	(312,615)	(95.3)
Total	$13,225,261	$100.0	$10,065,009	100	$3,160,252	31.4

Selling expenses. Selling expenses primarily include expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses increased by approximately $0.4 million or 19.3% from approximately $2.1 million in fiscal 2022 to approximately $2.5 million in fiscal 2023. The increase was due to more marketing research activities aimed at expanding our customer base. As a percentage of sales, our selling expenses were 14.1% and 7.7% of our total revenues in fiscal 2023 and 2022, respectively.

General and administrative expenses. Our general and administrative expenses include employee salaries, welfare and insurance expenses, depreciation and bad debt expenses, as well as consulting expenses. In fiscal 2023, general and administrative expenses increased by approximately $3.1 million or 45.4% from approximately $6.7 million in fiscal 2022 to approximately $9.8 million in fiscal 2023. The increase was mainly due to higher rental expenses, share base compensations and professional consultant fees. As a percentage of sales, our general and administrative expenses were 74.1% and 24.9% of our total revenues in fiscal 2023 and 2022, respectively.

Research and development expenses. Our research and development expenses kept consistently at approximately $0.9 million in fiscal 2023 and 2022 As a percentage of sales, our research and development expenses were 7.0% and 3.4% of our total revenues for in fiscal 2023 and 2022, respectively. We expect research and development expenses to continue to increase as we expand our research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Other income (expense), net. Other income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties, gain from disposition of a subsidiary and other income or expenses. Other income was approximately $0.9 million in fiscal 2023 as compared to approximately $0.2 million in fiscal 2022. The increase was mainly attributable to an increase of approximately $0.6 million in foreign exchange gain in fiscal 2023 as compared to fiscal 2022.

Income tax benefit. Income tax benefit was approximately $1.3 million in fiscal 2023 as compared to approximately $2.8 million in fiscal 2022.

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2023. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of approximately $3.4 million (or RMB24,370,181) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2019, resulting in the decrease of accrued income tax liabilities from approximately $4.2 million to approximately $0.9 million as of June 30, 2023. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

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

Net (loss) income. Net loss was approximately $7.5 million in fiscal 2023, as compared to net income of approximately $3.0 million in fiscal 2022. The net loss was the result of decreased sales and gross profit, as well as increased operating expenses as discussed above.

Other comprehensive loss. Foreign currency translation adjustments amounted to a loss of $6,204,254 and $3,203,448 in fiscal 2023 and 2022, respectively. The balance sheet amounts with the exception of equity at June 30, 2023 were translated at RMB7.2513 to $1.00 as compared to RMB 6.6981 to $1.00 at June 30, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2023 and 2022 were RMB 6.9536 to $1.00 and RMB 6.4554 to $1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	For the Year ended June 30, 2023	For the Year ended June 30, 2023
Impact on revenue	$721,476	$979,555
Impact on operating expenses	$542,622	$363,874
Impact on net (loss) income	$(306,056)	$109,040

For the year ended June 30, 2023, if using RMB7.2513 to $1.00 (foreign exchange rate as of June 30, 2023), rather than the average exchange rate for year ended June 30, 2023, to translate our revenue, operating expense and net loss, our reported revenue, operation expense and net loss would decrease by $721,476, $542,622 and $(306,056), respectively.

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

	For the Year ended June 30, 2022		For the Year ended June 30, 2021		Changes
	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Revenues	$27,095,197	100.0%	$24,320,121	100.0%	$2,775,076	11.4%
Cost of revenues	16,956,132	62.6%	15,164,908	62.4%	1,791,224	11.8%
Gross profit	10,139,065	37.4%	9,155,213	37.6%	983,852	10.7%
Operating expenses
Selling expenses	2,077,174	7.7%	1,815,771	7.5%	261,403	14.4%
General and administrative expenses	6,742,687	24.9%	4,941,036	20.3%	1,801,651	36.5%
R&D expense	917,227	3.4%	540,613	2.2%	376,614	69.7%
Loss from disposal of fixed assets	327,921	1.2%	-	-%	327,921	-%
Total operating expenses	10,065,009	37.1%	7,297,420	30.0%	2,767,589	37.9%
(Loss) income from operations	74,056	0.3%	1,857,793	7.6%	(1,783,737)	(96.0)%
Other income (expenses)
Interest income (expense), net	(370,108)	(1.4)%	(264,408)	(1.1)%	(105,700)	40.0%
Foreign exchange (loss) gain	246,211	0.9%	(228,260)	(0.9)%	474,471	(207.9)%
Other income	115,016	0.4%	215,233	0.9%	(100,217)	(46.6)%
Rental income from related parties, net	173,089	0.6%	354,968	1.5%	(181,879)	(51.2)%
Gain from disposition of a subsidiary	-	-%	5,162	0.0%	(5,162)	(100.0)%
Total other income	164,208	0.6%	82,695	0.3%	81,513	98.6%
Income (loss) before income taxes	238,264	0.9%	1,940,488	8.0%	(1,702,224)	(87.7)%
Income tax benefit (expense)	(2,777,868)	(10.3)%	641,460	2.6%	(3,419,328)	(533.1)%
Net income	$3,016,132	11.1%	$1,299,028	5.3%	$1,717,104	132.2%

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

Revenue by products and services type

The breakdown of our revenue by products and services type is as follows:

	For the Years ended June 30,
	2022		2021		Changes
Products and services category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Products
Traditional pet products	$11,433,159	42.2%	$14,331,492	58.9%	$(2,898,333)	(20.2)%
Intelligent pet products	13,492,076	49.8%	7,801,070	32.1%	5,691,006	73.0%
Climbing hooks and others	1,761,341	6.5%	1,340,686	5.5%	420,655	31.4%
Total revenue from products	26,686,576	98.5%	23,473,248	96.5%	3,213,328	13.7%

Services
Dyeing services	342,561	1.3%	817,145	3.4%	(474,584)	(58.1)%
Other services	66,060	0.2%	29,728	0.1%	36,332	122.2%
Total revenue from services	408,621	1.5%	846,873	3.5%	(438,252)	(51.7)%
Total	$27,095,197	100.0%	$24,320,121	100.0%	$2,775,076	11.4%

	Total Revenue for years ended June 30,						Average unit price		Price
Products	2022	2021	Units sold in 2022	Units sold in 2021	Variance in Units sold	% of units variance	2022	2021	Difference
Traditional pet products	$11,433,159	$14,331,492	10,813,092	12,064,685	(1,251,593)	(10.4)%	$1.1	$1.2	$(0.1)
Intelligent pet products	13,492,076	7,801,070	441,042	386,467	54,575	14.1%	30.6	20.2	10.4
Climbing hooks and others	1,761,341	1,340,686	1,040,551	828,070	212,481	25.7%	1.7	1.6	0.1
Total	$26,686,576	$23,473,248	12,294,685	13,279,222	(984,537)	(7.4)%	$2.2	$1.8	$0.4

Traditional pet products

Revenue from traditional pet products decreased by approximately $2.9 million or 20.2% from approximately $14.3 million in fiscal 2021 to approximately $11.4 million in fiscal 2022. The decrease was mainly due to decrease of 10.4% in sales volume and decrease in average selling price of $0.1 per unit in fiscal 2022 compared to fiscal 2021.

Intelligent pet products

Revenue from intelligent pet products increased by approximately $5.7 million or 73.0%, from approximately $7.8 million in fiscal 2021 to approximately $13.5 million in fiscal 2022. The increase was driven by the increased average selling price of $10.4 per unit in fiscal 2022 due to more higher selling price intelligent pet products we made, and increase of 14.1% in sales volume during fiscal 2022 compared to fiscal 2021.

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

Climbing hooks and others

Revenue from climbing hooks and others increased by approximately $0.4 million from approximately $1.3 million in fiscal 2021 to approximately $1.8 million in fiscal 2022. The increase was mainly due to a 25.7% increase in sales volume, and a slight increase of the average selling price of $0.1 per unit for fiscal 2022 as compared to fiscal 2021. We expect the sales for the climbing hooks and gears will continue to increase after the pandemic due to the growth trend of participating the outdoors activities both domestically and globally.

Dyeing services

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

Revenue by Geographic Area

The breakdown of our revenue by geographic areas is as follows:

	For the Years Ended June 30,
	2022		2021		Changes
Country and Region	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Mainland China	$12,552,874	46.3%	$13,692,868	56.3%	$(1,139,994)	(8.3)%
United States	7,980,436	29.6%	6,028,326	24.7%	1,952,110	32.4%
Europe	1,770,052	6.5%	1,653,923	6.8%	116,129	7.0%
Japan and other Asian countries and regions	3,009,931	11.1%	1,302,967	5.4%	1,706,964	131.0%
Australia	579,677	2.1%	392,985	1.6%	186,692	47.5%
Canada	1,168,689	4.3%	1,180,631	4.9%	(11,942)	(1.0)%
Central and South America	33,538	0.1%	68,421	0.3%	(34,883)	(51.0)%
Total	$27,095,197	100%	$24,320,121	100.0%	$2,775,076	11.4%

The breakdown of sales by products and services categories in international markets is as follows:

International sales

	For the Years ended June 30,
	2022		2021		Changes
Products and services type	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Traditional pet products	$6,187,697	42.5%	$6,742,503	63.4%	$(554,806)	(8.2)%
Intelligent pet products	7,538,259	51.9%	3,173,393	29.9%	4,364,866	137.5%
Climbing hooks and others	816,367	5.6%	711,357	6.7%	105,010	14.8%
Total international sales	$14,542,323	100.0%	$10,627,253	100.0%	$3,915,070	36.8%

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

The breakdown of sales by products and services categories in China’s domestic market is as follows:

Domestic sales

	For the Years ended June 30,
	2022		2021		Changes
Products and services type	Amount	% of total revenue	Amount	% of total revenue	Amount	%

Traditional pet products	$5,245,462	41.8%	$7,588,989	55.4%	$(2,343,527)	(30.9)%
Intelligent pet products	5,953,817	47.5%	4,627,677	33.8%	1,326,140	28.7%
Climbing hooks and others	944,974	7.5%	629,329	4.6%	315,645	50.2%
Dyeing services	342,561	2.7%	817,145	6.0%	(474,584)	(58.1)%
Other services	66,060	0.5%	29,728	0.2%	36,332	122.2%
Total domestic sales	$12,552,874	100.0%	$13,692,868	100.0%	$(1,139,994)	(8.3)%

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

Gross profit by products and services type

The breakdown of gross profit by products and services categories is as follows:

	For the Year ended June 30,
	2022		2021		Changes
Products and services category	Amount	Gross profit %	Amount	Gross profit %	Amount	Gross profit Pct. Pt.

Traditional pet products	$3,670,566	32.1%	$4,738,159	33.1%	$(1,067,593)	(1.0) pct.
Intelligent pet products	5,909,099	43.8%	3,997,768	51.2%	1,911,331	(7.4) pct.
Climbing hooks and others	535,758	30.4%	423,143	31.6%	112,615	(1.2) pct.
	10,115,423	37.9%	9,159,070	39.0%	956,353	(1.1) pct.
Services
Dyeing services	(35,272)	(10.3)%	(23,957)	(2.9)%	(11,315)	(7.4) pct.
Other services	58,914	89.2%	20,100	67.6%	38,814	(21.6) pct.
Total	$10,139,065	37.4%	$9,155,213	37.6%	$983,852	(0.2) pct.

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

Gross profit for climbing hooks and others increased by approximately $0.1 million from approximately $0.4 million in fiscal 2021 to $0.5 million in fiscal 2022, mainly driven by 25.7% increase in sales volume. Overall gross margin for climbing hook decreased by 1.2 percentage points from 31.6% in fiscal 2021 to 30.4% in fiscal 2022.

Expenses

	For the Years ended June 30,
	2022	2022	2021	2021	Changes
	Amount	% of total Expenses	Amount	% of total Expenses	Amount	%
Selling expenses	2,077,174	20.6%	1,815,771	24.9%	261,403	14.4%
General and administrative expenses	6,742,687	67.0%	4,941,036	67.7%	1,801,651	36.5%
Research and development expenses	917,227	9.1%	540,613	7.4%	376,614	69.7%
Loss from disposal of fixed assets	327,921	3.3	-	-%	327,921	-%
Total operating expenses	10,065,009	100%	7,297,420	100%	2,767,589	37.9%

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

Net income. Net income was approximately $3.0 million in fiscal 2022, increase by approximately $1.7 million from $1.3 million in fiscal 2021. The increased net income was the result of increased income tax benefit offset by increased operating expenses as discussed above.

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

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended June 30,
	2023	2022	2021
Net cash (used in) provided by operating activities	$(8,902,265)	$6,160,458	$3,752,232)
Net cash used in investing activities	(1,455,354)	(14,741,379)	(11,245,631)
Net cash (used in) provided by financing activities	(1,066,364)	20,868,786	11,051,571
Effect of exchange rate change on cash	(698,581)	(617,747)	110,709
Net (decrease) increase in cash	(12,122,564)	11,670,118	3,668,881
Cash and restricted cash, beginning of year	16,605,872	4,935,754	1,266,873
Cash and restricted cash, end of year	$4,483,308	$16,605,872	$4,935,754

Operating Activities

Net cash used in operating activities was approximately $8.9 million in fiscal 2023, including net loss of approximately $7.5 million, adjusted for non-cash items for approximately $5.3 million (including depreciation and amortization of approximately $3.3 million, amortization of right of use lease assets of approximately $1.0 million, share based compensation for services of approximately $1.2 million), and adjustments for changes in working capital approximately $6.8 million. The adjustments for changes in working capital mainly include decrease of approximately $2.4 million in lease liabilities, and increase of approximately $3.1 million in prepayments and other assets.

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

Investing Activities

Net cash used in investing activities was approximately $1.5 million in fiscal 2023 primarily due to the spending of approximately $1.5 million on our construction projects for improvement of our manufacturing facilities and warehouse and purchased machinery and equipment.

Net cash used in investing activities was approximately $14.7 million in fiscal 2022 primarily due to the spending of approximately $14.2 million on our construction projects for improvement of our manufacturing facilities and warehouse and the purchase of approximately $1.1 million machinery and equipment. On the other hand, we decreased short term investment of approximately $0.5 million when we collected the investment upon maturity of these interest-bearing wealth management financial products and used such cash to invest on our construction projects.

Net cash used in investing activities was approximately $11.2 million in fiscal 2021 primarily due to the purpose of approximately $0.8 million machinery and equipment to improve our production capacity and the spending of approximately $13.7 million on our construction-in-progress projects for improvement of our manufacturing facilities and warehouse. We also paid additional capital contributions of approximately $0.2 million to one of our long-term equity investees, offset by decreased purchase in short-term investment of $3.3 million.

Financing Activities

Net cash used in financing activities was approximately $1.1 million in fiscal 2023. During fiscal 2023, the net repayment bank loans was of approximately $1.0 million.

Net cash provided by financing activities was approximately $20.9 million in fiscal 2022. During fiscal 2022, we had net proceeds from private placement of approximately $19.1 million and approximately $4.6 million proceeds from exercise of warrants and options, offset by net repayment related parties loans of approximately $1.9 million and bank loans of approximately $0.9 million.

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

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2023:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$19,054,485	$2,913,507	$937,036	$2,263,406	$12,940,536
Repayment of bank loan (2)	5,442,467	3,846,918	745,797	842,687	7,065
Capital injection obligation (3)	2,119,523	-	2,119,523	-	-
Capital expenditures on Dongguan Jiasheng (4)	254,070	254,070	-	-	-
Total	$26,870,545	$7,014,495	$3,802,356	$3,106,093	$12,947,601

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements. We adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities.

(2)

As of June 30, 2023, the Company had a loan balance of RMB21,464,235 ($4,555,467) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with effective interest rate at 6.15% and 6.55% per annum.

As of June 30, 2023, the Company had a loan balance of $887,000 borrowed from Cathay Bank. The Company has extended the repayment date to February 2024.

(3)	The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of June 30, 2023, future registered capital contribution commitments for Meijia was RMB15.37 million ($2.1 million), respectively. As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB15.37 million ($2.1 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

(4)

Dongguan Jiasheng had a construction project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB263.5 million ($36.3 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of June 30, 2023, the Company has made total payments of approximately RMB261.7 million ($36.1 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.8 million ($0.3 million), the Company plan to pay remaining payments in twelve months after June 30, 2023.

Loan Facilities

As of June 30, 2023 and 2022, the details of all our short-term bank loans are as follows:

	As of	As of
	June 30, 2023	June 30, 2022

Cathay Bank
Effective interest rate at 4.25%	$887,000	$564,000
Total	$887,000	$564,000

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

As of June 30, 2023, the outstanding balance was $887,000. The Company has extended the repayment date to February 2024 from the original due date of February 2022. As of the date of this report, the Company made total payments of $828,416.

Long-term loan consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	$4,555,467	$6,320,534
Less: current portion of long-term loans	(2,959,918)	(1,386,160)
Long-term loans	$1,595,549	$4,934,374

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of $6.9 million (RMB50 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have tenure varying between three and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $1.8 million and buildings of approximately $4.8 million from Meijia as collateral to secure total loans of $4.1 million (RMB30 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of $2.8 million (RMB20 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of June 30, 2023, the outstanding balance was $4,555,467. The Company further repaid $2,702,960 (RMB19,600,873) and drew down $2,620,100 (RMB19,000,000) subsequent to the year end.

Impact of Inflation

The Company’s business operations are affected by the inflation post pandemic. Inflation can have a significant impact on a company’s financial performance. Rising prices for raw materials, labor, and other costs can increase a company’s cost of goods sold, leading to lower gross margins and profitability. Additionally, inflation can increase the prices of products, which can lead to a decrease in demand for those products, ultimately affecting sales volume. Inflation can also impact a company’s expenses, such as salaries and benefits, rent, and utilities. As prices rise, these expenses can increase, leading to higher general and administrative expenses. Finally, inflation can impact a company’s debt service, as interest rates may rise, leading to higher borrowing costs.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 64.0% and 53.7% of our revenue for the years ended June 30, 2023 and 2022, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. In fiscal 2023, the value of the RMB appreciated in relation to the U.S. dollar by approximately 8.26%. In fiscal 2022, the value of the RMB depreciated in relation to the U.S. dollar by 3.70%. In fiscal 2021, the value of the RMB appreciated in relation to the U.S. dollar by approximately 8.70%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

RMB against the USD (%)
2023	(8.26)%
2022	(3.70)%
2021	8.70%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant, right-of-use assets (including lease liabilities) and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2023, 2022 and 2021, the Company did not provide any sales incentives to its customers.

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

As of June 30, 2023 and 2022, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2022 and 2021 are disclosed in notes of the unaudited consolidated financial statements.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

Leases

The Company is the lessee in a lease contract when the Company obtains the right to use the asset. Operating leases are included in the line items right-of-use asset, lease liabilities, current, and lease liabilities, long-term in the consolidated balance sheet.

Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statement of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. As the Company’s lease does not provide implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Refer to Note 7 for further discussion.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2023, the years from fiscal 2021 to fiscal 2023 for the Company’s mainland China subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and the U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

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

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Silong Chen	41	Chief Executive Officer and Director
Aihua Cao	46	Chief Financial Officer and Director
Qingshen Liu	49	Independent Director
Zhiqiang Shao	48	Independent Director (Audit Committee Chair)
Changqing Shi	40	Independent Director

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

Aihua Cao, Chief Financial Officer

Director since 2023

Ms. Cao serves as our Chief Financial Officer. Prior to this position, Ms. Cao served as the Finance and Accounting Manager of the Company since 2015. Ms. Cao has more than 32 years of experience in financing and accounting, and is specialized in financial system construction, financial investment, business analysis, tax planning, and cost control. Ms. Cao received her bachelor’s degree from Hunan University of Finance and Economics in 1991. We have chosen Dr. Chen as our Chief Financial Officer because of her knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. We have chosen Dr. Chen to serve as a director because of her experience with financial matters and her knowledge of our company’s operations.

Yunhao Chen, Chief Financial Officer (from 2019 to August 2023)

Director (from 2019 to August 2023)

Dr. Chen served as our Chief Financial Officer and a director from 2019 to August 2023. Prior to joining our company, Dr. Chen served as the CFO for a US company since 2014, where she directed and managed the company’s financial reporting and accounting functions. With a Ph.D. in Accounting and an MBA from the University of Minnesota, and a BE degree from University of International Business and Economics of China, Dr. Chen has also been active in the academic area. From 2007 to 2014, Dr. Chen has been a faculty member at Florida International University and University of Miami. From 2011 till present, she has been teaching at Southern Medical University as a Visiting Professor (Healthcare MBA). We have chosen Dr. Chen as our Chief Financial Officer because of her knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. She holds a CPA license and has conducted analyses and research of a large amount of formal filings of SEC registrants, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. Dr. Chen also published research results in both accounting and finance journals such as Journal of American Tax Association, Journal of Information System, and Financial Management. We chose Dr. Chen to serve as a director because of her experience with financial matters and her knowledge of our company’s operations. Dr. Chen has resigned as the Company’s Chief Financial Officer effective August 1, 2023.

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

Aihua Cao

Effective August 16, 2023, we entered a written employment agreement with Ms. Cao to serve as our Chief Financial Officer. Under the terms of Ms. Cao’s employment agreement, she was entitled to base compensation of $42,000 per month. Ms. Cao’s employment agreement has no expiration date but may be terminated at any time for any reason or for no reason, with or without cause, by either party upon presentation of 30 days’ prior notice. The employment can be terminated immediately under certain circumstances specified under section 7 of the employment agreement.

Yunhao Chen(resigned since August 1, 2023)

Effective May 28, 2017, we entered a written employment agreement with Dr. Chen to serve as our Chief Financial Officer. Dr. Chen has resigned as the Company’s Chief Financial Officer effective August 1, 2023 therefore the employment agreement was terminated as of the same date. Under the terms of Dr. Chen’s employment agreement, she was entitled to base compensation of $10,000 per month through December 31, 2017. Beginning in January 2018, Dr. Chen’s salary increased to $150,000 per year. Effective as of the closing of our initial public offering, Dr. Chen received options to purchase 120,000 Class A Common Shares for a purchase price of $1.50 per share, which options vested monthly at a rate of 5,000 per month for the next two years following the completion of the offering, with the first tranche vesting one month after completion of the offering. All of such options have vested and have been exercised. Dr. Chen’s employment agreement was for a term of two years initially and renewed in 2019 with no fixed term and may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event she is unable to perform assigned tasks or the parties are unable to agree to changes to her employment agreement.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2023, 2022 and 2021 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of each of June 30, 2023, 2022 and 2021, we had five (5) directors. Other than Qingshen Liu, who received approximately $8000, $8000 and 8,000 for services in each of 2023, 2022 and 2021 and Changqing Shi, who received approximately $9000, $9000 and $9,000 for services in fiscal 2023, 2022 and 2021, none of the Non-Employee Directors received any compensation in fiscal year 2023, 2022, and 2021, and Mr. Silong Chen and Dr. Yunhao Chen did not receive any compensation other than as employees of our company.

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

C. Board Practice

Board of Directors and Board Committees

Our Board of Directors currently consists of five (5) directors. A majority of our directors (namely, Liu, Shi and Shao) are independent, as such term is defined by the Nasdaq Global Market.

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

D. Employees

As of September 25, 2023, we employed a total of 259 full-time and 24 part-time employees. As of June 30, 2023, we employed a total of 197 full-time and 34 part-time employees. As of June 30, 2022, we employed a total of 309 full-time and 8 part-time employees. As of June 30, 2021, we employed a total of 272 full-time and 59 part-time employees.

Department	September 25, 2023	June 30, 2023	June 30, 2022	June 30, 2021
Senior Management	9	9	13	11
Human Resources & Administration	9	9	9	9
Finance	10	11	14	13
Research & Development	15	15	20	22
Production & Procurement (full time)	123	141	228	205
Production & Procurement (part time)	30	34	8	59
Sales & Marketing	14	12	25	12
Total	210	231	317	331

All but five (5) of  our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2023, we contributed in aggregate approximately $360,000 to the employee benefit plans and social insurance but did not provide housing funds.  In fiscal 2022, we contributed in aggregate approximately $0.5 million to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2021, we contributed in aggregate approximately $0.3 million to the employee benefit plans and social insurance but did not provide housing funds. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

As of the date of this report, we are authorized to issue 110,000,000 shares of $0.002 par value per share divided into two classes being 90,931,000 Class A shares and 19,069,000 Class B shares of which 31,055,259 Class A Common Shares are issued and outstanding and 9,069,000 Class B shares are issued and outstanding.

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

Unless otherwise provided in the grant, any options granted will vest at a rate of one third (1/3) per year for three (3) years and have a per share exercise price equal to the fair market value of one of our Common Shares on the date of grant. As of September 25, 2023, we had outstanding options to purchase an aggregate of 1,720,000   Class A Common Shares that are exercisable at a purchase price of $1.0 per share  . We may grant options under this pool to certain other employees in the future. We have not yet determined the recipients of any such grants.

Common Shares

General

All of our outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Common Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares. As of the date of this report, we have (a) 9,069,000 Class B Common shares and (b) 31,055,259 Class A Common Shares issued and outstanding.

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

As few as one-third of our outstanding shares may be sufficient to hold a shareholder meeting. Although our Memorandum and Articles of Association require that holders of at least one-half of our outstanding shares of each class appear in person or by proxy to hold a shareholder meeting, to the extent we fail to have quorum on this initial meeting date, we will reschedule the meeting for the next week, at which second meeting the holders of one-third or more of our outstanding shares will constitute a quorum. As mentioned, at the initial date set for any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-half of the issued Common Shares entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholder. If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next week in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

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

The number and percentage of Common Shares beneficially owned are based on 40,124,259 Common Shares outstanding as of September 30, 2023. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 27, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217. As of the date of the report, we have approximately 9 shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our Common Shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of Voting
	Number	Percent	Power (2)
Named Executive Officers and Directors:
Silong Chen(3)	10,069,000	24.48%	73.80%
Zhiqiang Shao	0	0%	-
Changqing Shi	0	0%	-
Qingshen Liu	0	0%	-
Yunhao Chen(4)	50,000	*	*
Aihua Cao (5)	0	0%	-
5% or Greater Shareholders
Fine victory holding company Limited(3)	9,069,000	22.60%	74.50%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Common Shares and granted options to the extent such options will vest within 60 days after October 11, 2023.

(2)	Class A Common Shares have one vote per share. Class B Common Shares have three votes per share.

(3)	Consists of 9,069,000 Class B Common Shares held by Fine victory holding company Limited, of which Silong Chen may be deemed to have voting and dispositive power, 500,000 Class A Common Shares, and vested options to purchase 500,000 Class A Common Shares. Due to his ownership of all outstanding Class B Common Shares (which have ten votes per share rather than one vote like Class A Common Shares), Mr. Silong Chen has substantial control over Dogness.

(4)	Consists of 50,000 options to purchase Class A Common Shares granted and vested as part of the salary on January 26, 2023. Dr. Chen has resigned from the position as the Chief Financial Officer as of August 1, 2023

(5)	Aihua Cao started to serve as our Chief Financial Officer since August 16, 2023.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since July 1, 2020, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party. The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen

(1) Due from related parties

Due from related parties consist of mainly rent receivables from the following:

	As of	As of
	June 30, 2023	June 30, 2022

Linsun	$87,430	$77,964
Dogness Network	-	7,340
Dogness Technology	-	20,099
Total	$87,430	$105,403

(2) Due to related parties

Due to related parties consist of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Mr. Silong Chen	$80,327	$130,468
Dogness Technology	5,516	-
Total	$85,843	$130,468

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

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
Name	2023		2022	2021
Linsun	$		$-	$-
Dogness Network		1,543,979	1,806,732	1,207,686
Dogness Technology		156,194	405,847	-
Total		$1,700,173	$2,212,579	$1,207,686

Cost of revenue associated with the sales to these related parties amounted to $1,162,314 $1,301,180 and $663,742 for the years ended June 30, 2023, 2022 and 2021, respectively.

(5) Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Accounts receivable - related parties:
Dogness Network	$1,133,092	$1,036,476
Dogness Technology	139,292	58,379
Total	$1,272,384	$1,094,855

As of June 30, 2023, total accounts receivable from related parties amounted to $1,272,384, of which $164,807 has been collected as of August 2023.

(6) Advance to supplier- related party

Advance to supplier from related parties consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Advance to supplier - related party:
Linsun	$239,729	$-
Total	$239,729	$-

(7) Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Accounts payable - related parties:
Linsun	$-	$393,625
Total	$-	$393,625

(8) Purchase from related parties

During the years ended June 30, 2023,2022 and 2021, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $565,548, $3,199,833 and $3,015,442 for the years ended June 30, 2023, 2022 and 2021, respectively.

(9) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the year ended June 30, 2023, 2022 and 2021, the Company recorded rent income of $434,625, $462,210 and $300,511 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $35,000 and is subject to 15% increase every three years. This lease agreement was terminated in October, 2022. For the years ended June 30, 2023, 2022 and 2021, the Company recorded rent income of $10,952, $78,251 and $52,796 as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to $1,726. For the years ended June 30, 2023, 2022 and 2021, the Company recorded rent income of $1,584, $1,706 and $1,661 as other income through leasing the manufacturing facilities to Dogness Technology.

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

As of October 10, 2023, there were approximately 6 holders of record of our Class A Common Shares. This excludes our Class A Common Shares owned by shareholders holding Class A Common Shares under nominee security position listings. On October 10, 2023, the last sales price of our Class A Common Shares as reported on the NASDAQ Global Market was $0.43  per common share.

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

In the year ended June 30, 2023, we had approximately $4.6 million in outstanding bank loans, with weighted average annual interest rates of 6.22% and approximately $0.9 million in outstanding bank line of credit with interest rate of 4.25%. As of June 30, 2023, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit/loss attributable to equity owners of our company would have been approximately RMB0.4 million ($0.05 million) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

In the year ended June 30, 2022, we had approximately $6.3 million in outstanding bank loans, with weighted average annual interest rates of 6.35% and approximately $0.6 million in outstanding bank line of credit with interest rate of 4.25%. As of June 30, 2022, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit/loss attributable to equity owners of our company would have been approximately RMB 0.5 million ($0.07 million) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

The Company had short-term investments of $Nil, $52,255 and ,$549,895 as of June 30,2023, 2022 and 2021, respectively. The Company recorded interest income of $13,190, $1,385 and $48,058 for the years ended June 30, 2023, 2022 and 2021, respectively. We had no long-term held-to-maturity investments as of June 30, 2023, 2022 and 2021.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB, appreciated by 8.70% in 2021, depreciated by 3.70% in 2022, and appreciated by approximately 8.26% in 2023. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended June 30, 2023	Year ended June 30, 2022
Impact on revenue	$721,476	$979,555
Impact on operating expenses	$542,622	$363,874
Impact on net income (loss)	$(306,056)	$109,040

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

As of June 30, 2023, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2023. Based on the assessment, management determined that, as of June 30, 2023, we did not maintain effective internal control over financial reporting as we did not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedures.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of June 30, 2023, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training. The Company also plans to take other steps to strengthen our internal control over financial reporting, including training of the current accounting personal regarding U.S. GAAP and SEC reporting regulations; establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

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

Item 16C. Principal Accountant Fees and Services

Audit Alliance LLP was engaged by the Company on June 21, 2023 to serve as its independent registered public accounting firm for fiscal 2023.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year 2023, Audit Alliance LLP’s audit fees were $160,000, and Prager Metis CPAs, LLC’s audit fees were $0.

During fiscal year 2022, Audit Alliance LLP’s audit fees were $160,000, and Prager Metis CPAs, LLC’s audit fees were $30,000.

During fiscal year 2021, Prager Metis CPAs, LLC’s audit fees were $250,000, and Friedman LLP’s audit fees were $50,000.

Audit Related Fees

During fiscal year 2023, Audit Alliance LLP’s audit-related fees were $4,700.

During fiscal year 2022, Audit Alliance LLP’s audit-related fees were $2,250.

During fiscal year 2021, Prager Metis CPAs, LLC’s audit-related fees were $0, and Friedman LLP’s audit-related fees were $0.

Tax Fees

During fiscal year 2023, Audit Alliance LLP’s tax fees were $0].

During fiscal year 2022, Audit Alliance LLP’s tax fees were $0.

During fiscal year 2021, Prager Metis CPAs, LLC’s tax fees were $0, and Friedman LLP’s tax fees were $0.

All Other Fees

During fiscal year 2023, Audit Alliance LLP’s other fees were $40,000, and Prager Metis CPAs, LLC’s other fess were $48,000.

During fiscal year 2022, Audit Alliance LLP’s other fees were $0, Prager Metis CPAs, LLC’s other fees were $81,000, and Friedman LLP’s other fees were $80,000.

During fiscal year 2021, Prager Metis CPAs, LLC’s other fees were $0, and Friedman LLP’s other fees were $30,000.

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

Item 16 H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

1.1*	Articles of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
1.2*	Memorandum of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.1*	Specimen Class A Common Share Certificate (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.2*	Form of Underwriter Warrant (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.3*	Form of Incentive Securities Plan (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.1*	Employment Agreement with Mr. Silong Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.2*	Employment Agreement with Dr. Yunhao Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.3*	Form of Subscription Agreement (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.4*	Form of Purchase Order Agreement with Petco (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.5*	Summary Translation of Form of Purchase Framework Agreement with Dongguan Silk Import and Export Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.6*	Summary Translation of Form of Purchase Framework Agreement with Dongguan Anyi Trading Co. (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.7*	Form of Purchase Order between Xiamen Xianglu Chemical Fiber Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.8*	Summary Translation of Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Dongguan University of Technology (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.9*	Form of Securities Purchase Agreement dated January 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on December 7, 2021)
4.10*	Form of Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)
4.11*	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)
4.12*	Form of Securities Purchase Agreement dated July 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on July 15, 2021)

4.13*	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated July 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)
4.14*	Form of Placement Agent Agreement dated July 15, 2021 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)
4.15*	Form of Securities Purchase Agreement dated June 1, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)
4.16*	Form of Placement Agent Agreement dated June 1, 2022 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)
4.17*	Form of Securities Purchase Agreement dated February 22, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on February 24, 2022)
4.18*	Form of Placement Agent Agreement dated February 22, 2022 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on February, 2022)
4.19	Employment Agreement with Aihua Cao
8.1*	List of subsidiaries
11.1*	Code of Business Conduct and Ethics of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427 (filed herewith)
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
15.1	Consent of Audit Alliance LLP (filed herewith)
15.2	Consent of Prager Metis CPAs, LLC (filed herewith)
23.1	Consent of Guangdong Jiamao Law Firm
99.1	Press release dated October 11, 2023 titled “Dogness Reports Financial Results for Fiscal Year Ended June 30, 2023”

*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dogness (International) Corporation

Date: October 11, 2023	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dogness (International) Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dogness (International) Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the two-year period ended June 30, 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

October 11, 2023

PCAOB ID Number 3487

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

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor from 2021 to 2022.

Hackensack, New Jersey
October 29, 2021
PCAOB ID Number 273

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

	As of June 30,	As of June 30,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,483,308	$16,605,872
Short-term investments	-	52,255
Accounts receivable from third-party customers, net	1,492,762	1,649,169
Accounts receivable from related parties	1,272,384	1,094,855
Inventories, net	2,679,275	3,369,885
Due from related parties	87,430	105,403
Prepayments and other current assets	3,748,955	477,237
Advances to supplier- related party	239,729	-
Total current assets	14,003,843	23,354,676

NON-CURRENT ASSETS
Property, plant and equipment, net	61,686,849	68,447,612
Operating lease right-of-use lease assets	17,537,096	4,589,678
Intangible assets, net	1,845,006	2,063,417
Long-term investments in equity investees	1,516,900	1,642,300
Deferred tax assets	1,281,634	699,039
Total non-current assets	83,867,485	77,442,046
TOTAL ASSETS	$97,871,328	$100,796,722

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$887,000	$564,000
Current portion of long term bank loans	2,959,918	1,386,160
Accounts payable	895,694	1,033,476
Accounts payable – related parties	-	393,625
Due to related parties	85,843	130,468
Advances from customers	121,687	151,462
Taxes payable	1,015,444	1,557,661
Accrued expenses and other current liabilities	1,026,218	1,083,469
Operating lease liabilities, current	2,326,162	184,700
Total current liabilities	9,317,966	6,485,021

NON-CURRENT LIABILITIES
Long term bank loans	1,595,549	4,934,374
Operating lease liabilities, non-current	10,612,508	901,351
Total non-current liabilities	12,208,057	5,835,725
TOTAL LIABILITIES	$21,526,023	$12,320,746

Commitments and Contingencies (Note 10)

EQUITY
Common shares, $0.002 par value, 90,931,000 Class A shares and 19,069,000 Class B shares authorized, 31,055,259 class A shares and 30,205,259 class A shares issued and outstanding as of June 30, 2023 and 2022, respectively. 9,069,000 class B shares and 9,069,000 class B shares issued and outstanding as of June 30, 2023 and 2022, respectively.
Class A Common shares	62,110	60,410
Class B Common shares	18,138	18,138
Additional paid-in capital	85,654,468	84,096,866
Statutory reserve	291,443	291,443
Retained earnings	664,004	7,864,267
Accumulated other comprehensive loss	(10,345,832)	(4,152,577)
Equity attributable to owners of the Company	76,344,331	88,178,547

Non-controlling interest	974	297,429
Total equity	76,345,305	88,475,976

TOTAL LIABILITIES AND EQUITY	$97,871,328	$100,796,722

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(All amounts in USD)

	For the Years Ended June 30,
	2023	2022	2021

Revenues- third party customers	$15,884,281	$24,882,618	$23,112,435
Revenues – related parties	1,700,173	2,212,579	1,207,686
Total Revenues	17,584,454	27,095,197	24,320,121

Cost of revenues – third party customers	(12,760,852)	(15,654,952)	(14,501,166)
Cost of revenues – related parties	(1,162,314)	(1,301,180)	(663,742)
Total cost of revenues	(13,923,166)	(16,956,132)	(15,164,908)
Gross Profit	3,661,288	10,139,065	9,155,213

Operating expenses:
Selling expenses	2,478,163	2,077,174	1,815,771
General and administrative expenses	9,800,714	6,742,687	4,941,036
Research and development expenses	931,078	917,227	540,613
Loss from disposal of property, plant and equipment	15,306	327,921	-
Total operating expenses	13,225,261	10,065,009	7,297,420

(Loss) income from operations	(9,563,973)	74,056	1,857,793

Other income:
Interest expense, net	(330,824)	(370,108)	(264,408)
Foreign exchange transaction gain (loss)	800,403	246,211	(228,260)
Other income, net	112,109	115,016	215,233
Rental income from related parties, net	295,362	173,089	354,968
Gain from disposition of a subsidiary	-	-	5,162
Total other income	877,050	164,208	82,695

(Loss) income before income taxes	(8,686,923)	238,264	1,940,488
Income taxes (benefit) expense	(1,227,449)	(2,777,868)	641,460
Net (loss) income	(7,459,474)	3,016,132	1,299,028
Less: net loss attributable to non-controlling interest	(259,211)	(219,427)	(213,336)
Net (loss) income attributable to Dogness (International) Corporation	(7,200,263)	3,235,559	1,512,364

Other comprehensive (loss)income:
Foreign currency translation (loss) income	(6,204,254)	(3,203,448)	4,879,315
Comprehensive income (loss)	(13,663,728)	(187,316)	6,178,343
Less: comprehensive loss attributable to non-controlling interest	(270,210)	(230,583)	(161,701)
Comprehensive(loss) income attributable to Dogness (International) Corporation	$(13,393,518)	$43,267	$6,340,044

Loss earnings per share
Basic	$(0.18)	$0.10	$0.05
Diluted	$(0.18)	$0.10	$0.05

Weighted Average Shares Outstanding
Basic	39,668,780	33,711,659	27,499,367
Diluted	39,668,780	34,013,634	27,554,811

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2023, 2022 AND 2021

(All amounts in USD)

	Common Stock				Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Capital	Reserves	Earnings	Loss	Interest	Total
Balance at June 30, 2020	16,844,631	$33,689	9,069,000	$18,138	$53,221,610	$191,716	$3,216,071	$(5,787,965)	$614,669	$51,507,928
Capital contribution made by non-controlling shareholders	-	-	-	-	-	-	-	-	104,190	104,190
Net income for the year	-	-	-	-	-	-	1,512,364	-	(213,336)	1,299,028
Disposition of a subsidiary	-	-	-	-	-	-	-	-	(29,146)	(29,146)
Issuance shares for private placement	3,455,130	6,910	-	-	6,604,522	-	-	-	-	6,611,432
Options granted for services	-	-	-	-	142,158	-	-	-	-	142,158
Issuance shares for services	250,000	500	-	-	387,000	-	-	-	-	387,500
Stock option exercised	6,053	12	-	-	(12)	-	-	-	-	-
Statutory reserve	-	-	-	-	-	99,727	(99,727)	-	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	4,827,680	51,635	4,879,315
Balance at June 30, 2021	20,555,814	$41,111	9,069,000	$18,138	$60,355,278	$291,443	$4,628,708	$(960,285)	$528,012	$64,902,405
Issuance shares for Private placement	7,780,736	15,561	-	-	19,109,359	-	-	-	-	19,124,920
Exercise of warrants	1,645,959	3,292	-	-	4,440,844	-	-	-	-	4,444,136
Share option exercised	222,750	446	-	-	179,554	-	-	-	-	180,000
Options granted for services	-	-	-	-	11,831	-	-	-	-	11,831
Net income for the year	-	-	-	-	-	-	3,235,559	-	(219,427)	3,016,132
Foreign currency translation loss	-	-	-	-	-	-	-	(3,192,292)	(11,156)	(3,203,448)
Balance at June 30, 2022	30,205,259	$60,410	9,069,000	$18,138	$84,096,866	$291,443	$7,864,267	$(4,152,577)	$297,429	$88,475,976
Adjustment relating to non-controlling interest	-	-	-	-	-	-	-	-	(26,245)	(26,245)
Share-based compensation for services	850,000	1,700	-	-	1,557,602	-	-	-	-	1,559,302
Net loss for the year	-	-	-		-	-	(7,200,263)	-	(259,211)	(7,459,474)
Foreign currency translation loss	-	-	-	-	-	-	-	(6,193,255)	(10,999)	(6,204,254)
Balance at June 30, 2023	31,055,259	62,110	9,069,000	18,138	85,654,468	291,443	664,004	(10,345,832)	974	76,345,305

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

	For the Years Ended June 30,
	2023	2022	2021

Cash flows from operating activities:
Net (loss) income	$(7,459,474)	$3,016,132	$1,299,028
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use lease assets	1,023,500	408,566	399,903
Depreciation and amortization	3,315,172	3,458,347	3,106,082
Loss (gain) from disposition of property, plant and equipment	15,306	327,921	(85,899)
Gain from disposition of a subsidiary	-	-	(5,162)
Share-based compensation for services	1,243,385	11,831	249,797
Change in inventory reserve	246,281	-	117,703
Change in bad debt allowance	160,254	(16,776)	-
Deferred tax benefit	(658,595)	(118,424)	(478,316)
Accrued interest income	-	(1,320)	-
Forgiveness of PPP loan	-	-	(73,300)
Unrealized foreign exchange loss		-	43,852
Changes in operating assets and liabilities:
Accounts receivables	(109,090)	683,119	(319,598)
Accounts receivables-related parties	(272,301)	(620,728)	(206,774)
Inventories	268,593	740,265	(1,212,224)
Prepayments and other current assets	(3,113,841)	1,173,662	246,898
Advances to supplier- related party	(249,986)	-	-
Accounts payables	(62,237)	224,676	75,740
Accounts payables-related parties	(379,124)	58,190	15,445
Advance from customers	(18,989)	(52,365)	43,622
Taxes payable	(441,390)	(2,827,106)	1,325,835
Accrued expenses and other liabilities	34,381	(137,457)	(619,179)
Operating lease liabilities	(2,444,110)	(168,075)	(171,221)
Net cash (used in) provided by operating activities	(8,902,265)	6,160,458	3,752,232

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,520,556)	(15,259,272)	(777,762)
Proceeds from disposition of property, plant and equipment	14,872	22,213	184,760
Capital expenditures on construction-in-progress	-	-	(13,668,099)
Long-term investments in equity investees	-	-	(241,600)
Proceeds upon maturity of short-term investments	50,330	495,680	3,257,070
Net cash used in investing activities	(1,455,354)	(14,741,379)	(11,245,631)

Cash flows from financing activities:
Net proceeds from private placement	-	19,124,920	6,611,432
Capital contribution made by non-controlling shareholders	-	-	104,190
Adjustment relating to non-controlling interest	(26,245)	-	-
Net Proceeds from exercise of warrants	-	4,444,136	-
Net Proceeds from exercise of options	-	180,000	-
Proceeds from short-term bank loans	483,000	804,000	349,771
Repayment of short-term bank loans	(160,000)	(944,446)	(5,075,325)
Proceeds from long-term bank loan	-	-	7,550,000
Repayment of long-term bank loans	(1,337,323)	(796,416)	(381,133)
(Repayment of) proceeds from related party loans	(25,796)	(1,943,408)	1,892,636
Net cash (used in) provided by financing activities	(1,066,364)	20,868,786	11,051,571

Effect of exchange rate changes on cash	(698,581)	(617,747)	110,709
Net (decrease) increase in cash	(12,122,564)	11,670,118	3,668,881
Cash and restricted cash, beginning of year	16,605,872	4,935,754	1,266,873
Cash and restricted cash, end of year	$4,483,308	$16,605,872	$4,935,754

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) for income tax	$(2,593)	$3,195	$(25,545)
Cash paid for interest	$396,517	$471,443	$460,905

Non-Cash Investing Activities
Transfer from construction-in-progress to fixed assets	$-	$597,594	34,984,435
(Reductions) additions to construction-in-progress through accounts payable and other payable	$(8,167)	$-	$10,528,918
Prepaid share-based compensation for services	$315,917	$-	$279,861
Transfer from accounts receivable to long-term investment	$-	$-	$302,000

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

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

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately RMB71 million ($11.1 million) (the “Acquisition”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of PRC in Guangzhou City of Guangdong Province in China with a total registered capital of RMB80 million (approximately $11.0 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% ownership interest owned by two unrelated entities. Intelligence Guangzhou had immaterial operation since its inception and will conduct research and manufacturing of the Company’s fast-growing intelligent pet products in the future. Due to the fact that Intelligence Guangzhou has no business activities since the incorporation and Dongguan Jiasheng has not made any capital contribution, in August 2022, the Board approved to sell the Company’s 58% ownership interest in Intelligence Guangzhou to a third party for a nominal price. The transaction was completed on August 10, 2022.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid by the original shareholder and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is a relative of Mr. Silong Chen, the Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB5.12 million (approximately $0.79 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB4.88 million (approximately $0.76 million). Dogness Culture will mainly focus on developing and expanding pet food market and pet related service in China. On July 19, 2023, the Board approved the liquidation, dissolution, and termination of Dogness culture following the signing of a termination agreement among Dogness’s Culture’s shareholders on May 8, 2023.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

The Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”)*	July 6, 2018	Guangzhou, China	58%	Research and manufacturing of intelligent pet products
Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”)	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

*	Due to the fact that Intelligence Guangzhou has no business activities since the incorporation and Dongguan Jiasheng has not made the capital contribution, in August 2022, the Board approved to sell the Company’s 58% ownership interest in Dogness Intelligence Technology Co., Ltd. to a third party for a nominal price. The transaction was completed on August 10, 2022. Because Intelligence Guangzhou has not commenced any operation since inception, management determined that this disposition did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented.

Non-controlling interests

As of June 30, 2023, non-controlling interests represent 48.8% non-controlling shareholders’ interests in Dogness Culture, respectively. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant, right-of-use assets (including lease liabilities) and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Short-term Investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities between one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.5% to 3.8% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of comprehensive income (loss) over the contractual term of these investments.

The Company had short-term investments of $Nil and $52,255 as of June 30, 2023 and 2022, respectively. The Company recorded interest income of $13,190, $1,385 and $48,058 for the years ended June 30, 2023, 2022 and 2021, respectively.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $160,026 and $6,872 as of June 30, 2023 and 2022.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Prepayments and other assets

Prepayments and other assets primarily consist of advances to suppliers for purchasing of raw materials that have not been received, and prepayment to a landlord for lease of a piece of land in order to build a warehouse in the near future, prepaid service fee, security deposits. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Buildings	10-50 years
Leasehold improvement	Lesser of useful life or lease term
Machinery and equipment	5-10 years
Automobiles	5 years
Office equipment and furniture	5 years

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

(All amounts in USD)

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

Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”) is an entity incorporated on March 25, 2015 in the PRC and is primarily engaged in development of smart pet products. In July 2018, the Company entered into an equity investment agreement with Nanjing Rootaya to invest RMB1.25 million ($172,375) for 10% of the ownership interest in Nanjing Rootaya, with the remaining 90% of the ownership interest owned by three unrelated shareholders.

Dogness Network Technology Co., Ltd (“Dogness Network”) is an entity incorporated on November 17, 2017 in the PRC and is engaged in the development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Dogness Network to invest RMB8.0 million ($1,103,200) for 10% of the ownership interest in Dogness Network, with the remaining 90% of the ownership interest owned by an unrelated shareholder.

Linsun Smart Technology Co., Ltd (“Linsun”) is an entity incorporated on January 25, 2018 in the PRC and is engaged in development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Linsun to invest RMB3.0 million ($413,700) for 13% of the ownership interest in Linsun, with the remaining 87% of the ownership interest owned by three unrelated shareholders.

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

As of June 30, 2023 and 2022, the Company’s long-term investments in equity investees amounted to $1,516,900 and $1,642,300, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, and other current assets, accounts payable, advance from customers, accrued expenses and other current liabilities, current portion of lease liabilities, and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. No impairment was recorded for the years ended June 30, 2023, 2022 and 2021.

Leases

The Company is the lessee in a lease contract when the Company obtains the right to use the asset. Operating leases are included in the line items right-of-use asset, lease liabilities, current, and lease liabilities, long-term in the consolidated balance sheet.

Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statement of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. As the Company’s lease does not provide implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Refer to Note 7 for further discussion.

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

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2023, 2022 and 2021, the Company did not provide any sales incentives to its customers.

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

As of June 30, 2023 and 2022, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition(continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2023, 2022 and 2021 are disclosed in Note 15 of this consolidated financial statements.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2023, the years from fiscal 2021 to fiscal 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

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

(Loss) Earnings per Share

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

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

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the consolidated balance sheet date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All exchange gains or losses arising from translation of these foreign currency transactions are included in net income (loss) for the year.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	June 30, 2023	June 30, 2022	June 30, 2021
Year-end spot rate	US$1=RMB7.2513	US$1=RMB6.6981	US$1=RMB 6.4566	US$1=JPY 111.1
Average rate	US$1=RMB6.9536	US$1=RMB6.4554	US$1=RMB 6.6221	US$1=JPY 106.6

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

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are measured at the amounts agreed upon by the parties.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30, 2023	As of June 30, 2022

Accounts receivable from third-party customers	$1,652,788	$1,656,041
Less: allowance for doubtful accounts	(160,026)	(6,872)
Total accounts receivable from third-party customers, net	1,492,762	1,649,169
Add: accounts receivable - related parties	1,272,384	1,094,855
Total accounts receivable, net	$2,765,146	$2,744,024

Allowance for doubtful accounts amounted to $160,026 and $6,872 as of June 30, 2023 and 2022, respectively.

Approximately $0.8 million (RMB5.7 million) or 48% of the accounts receivable balance as of June 30, 2023 from third-party customers has been collected as of August 31, 2023.

In connection with the Company’s long-term investments in equity investees as disclosed in Note 2, the Company sold certain intelligent pet products to related parties Dogness Technology and Dogness Network. The outstanding accounts receivable from these related parties amounted to $1,272,384 as of June 30, 2023, of which $164,807 has been collected subsequent to year end (See Note 11).

Allowance for doubtful accounts movement is as follows:

	As of June 30, 2023	As of June 30, 2022

Beginning balance	$6,872	$26,272
Provision (recovery)	160,254	(16,776)
Write off	-	(2,366)
Foreign currency translation adjustments	(7,100)	(258)
Ending balance	$160,026	$6,872

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Raw materials	$67,827	$117,093
Work in process	265,386	876,021
Finished goods	2,727,827	2,523,455
	3,061,040	3,516,569
Less: inventory allowance	(381,765)	(146,684)
Inventory, net	$2,679,275	$3,369,885

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended June 30, 2023, 2022 and 2021, the Company recorded inventory write down of $246,281, $Nil and $117,703, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Buildings	$25,192,351	$27,161,241
Machinery and equipment	6,847,546	5,848,505
Office equipment and furniture	928,429	1,042,408
Automobiles	779,065	837,276
Leasehold improvements	40,751,384	44,384,670
Total	74,498,775	79,274,100
Less: Accumulated depreciation	(12,538,764)	(10,530,744)
Impairment of property, plant and equipment	(273,162)	(295,744)
Property, plant and equipment, net	$61,686,849	$68,447,612

No impairment was recorded for the years ended June 30, 2023, 2022 and 2021, respectively.

Depreciation expense was $3,251,711, $3,375,875 and $3,025,686 for the years ended June 30, 2023, 2022 and 2021, respectively. In connection with the approximately $4.6 million long-term bank loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its fixed assets of approximately $4.8 million as collateral to secure the loans. In addition, in connection with the Company’s approximately $0.9 million loan from Cathay Bank, the Company’s U.S. subsidiary Dogness Group pledged its fixed assets as collateral to secure the borrowing (see Note 8).

The Company’s subsidiary Dongguan Jiasheng had a capital project to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB263.5 million ($36.3 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of June 30, 2023, the Company has made total payments of approximately RMB261.7 million ($36.1 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.8 million ($0.3 million), the Company plan to pay remaining payments in twelve months after June 30, 2023.

The Company’s subsidiary Dogness Culture was also working on a project to decorate a pet themed retail store. Total decoration cost is approximately RMB2.2 million ($0.3 million). This project was fully completed during year ended June 30, 2021. As of June 30, 2023, the Company has fully paid for the project.

NOTE 6 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Software	$207,218	$224,349
Land use right	2,094,167	2,267,289
Less: accumulated amortization	(456,379)	(428,221)
Intangible assets, net	$1,845,006	$2,063,417

Amortization expense was $63,460, $82,472, and $80,396, for the years ended June 30, 2023, 2022 and 2021, respectively. In connection with the $4.6 million long-term loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its land use right with net book value of $1.8 million as the collateral to secure the loans (See Note 8)

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 6 – INTANGIBLE ASSETS, NET (continued)

Estimated future amortization expense is as follows:

Twelve months ending June 30,	Amortization expense
2024	$74,886
2025	57,277
2026	56,680
2027	56,680
Thereafter	1,599,483
Total	$1,845,006

NOTE 7 – LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Operating lease expenses were $1,615,537, $477,268 and $476,574 for the years ended June 30, 2023, 2022 and 2021, respectively. Short-term lease expenses were $Nil, $Nil and $11,189 for the years ended June 30, 2023, 2022 and 2021, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of June 30, 2023	As of June 30, 2022

Operating lease right-of-use assets, net	$17,537,096	$4,589,678

Operating lease liabilities - current	$2,326,162	$184,700
Operating lease liabilities - non-current	10,612,508	901,351
Total operating lease liabilities	$12,938,670	$1,086,051

The weighted average remaining lease terms and average discount rate was 14.23 years and 5.79% as of June 30, 2023.

The following is a schedule of maturities of lease liabilities are as follows:

Twelve months ending June 30,
2024	$2,913,507
2025	207,990
2026	729,046
2027	1,226,060
2028	1,037,346
Thereafter	12,940,536
Total future minimum lease payments	19,054,485
Less: imputed interest	6,115,815
Total	$12,938,670

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 8 – BANK LOANS

Short-term loans consisted of the following:

	As of	As of
	June 30,2023	June 30, 2022

Cathay Bank
Effective interest rate at 4.25%	$887,000	$564,000
Total	$887,000	$564,000

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

As of June 30, 2023, the outstanding balance was $887,000. The Company has extended the repayment date to February 2024 from the original due date of February 2022. As of the date of this report, the Company made total payments of $828,416.

Long-term loan consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	$4,555,467	$6,320,534
Less: current portion of long-term loans	(2,959,918)	(1,386,160)
Long-term loans	$1,595,549	$4,934,374

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of $6.9 million (RMB50 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have tenure varying between three and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $1.8 million and buildings of approximately $4.8 million from Meijia as collateral to secure total loans of $4.1 million (RMB30 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of $2.8 million (RMB20 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of June 30, 2023, the outstanding balance was $4,555,467. The Company further repaid $2,702,960 (RMB19,600,873) and drew down $2,620,100 (RMB19,000,000) subsequent to the period end.

Interest expenses for the above-mentioned loans amounted to $396,517, $471,443 and $460,905 for the years ended June 30, 2023, 2022 and 2021, respectively.

The Company capitalized interest of $Nil, $90,775 and $145,620 related to certain CIP projects expenditures for the years ended June 30, 2023, 2022 and 2021, respectively.

As of June 30, 2023, the Company’s short-term and long-term loans totaled approximately $5.4 million. The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending June 30,	Repayment
2024	$3,846,918
2025	361,513
2026	384,284
2027	408,490
2028	434,197
2029	7,065
Total	$5,442,467

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

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

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.In October 2015, Dongguan Jiasheng, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% from 2015 to 2023. The certificate is subject to further renewal.

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate the local economy. The corporate income taxes for the years ended June 30, 2023, 2022 and 2021were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $316,913, $100,210 and $117,514 for the years ended June 30, 2023, 2022 and 2021, respectively. The benefit of the tax holidays on net income (loss) per share (basic and diluted) was $0.01, $0.00 and $0.00 for the years ended June 30, 2023, 2022 and 2021, respectively. As of June 30, 2023 all of the Company’s tax returns of its PRC subsidiaries, Hong Kong subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

The following table reconciles the statutory rate to the Company’s effective tax:

	For the Years Ended June 30,
	2023	2022	2021
Income tax expense computed based on PRC statutory rate	$(2,171,731)	$59,567	$485,121
Effect of rate differential for Hong Kong and other outside PRC entities	408,161	(223,665)	(173,905)
Effect of PRC preferential tax rate	316,913	100,210	(117,514)
Change in valuation allowance	872,870	444,323	(223,729)
Surcharge on unpaid income tax	-	-	669,650
Income tax payable reserved	(567,342)	(3,163,806)	-
Permanent difference	(83,745)	5,503	30,030
Refund of prior years’ tax	(2,575)	-	(28,193)
Effective tax	$(1,227,449)	$(2,777,868)	$641,460

The provision for income tax consists of the following:

	For the Years Ended June 30,
	2023	2022	2021
Current income tax (benefit) expense	$(568,854)	$(2,659,444)	$1,119,776
Deferred income tax benefit	(658,595)	(118,424)	(478,316)
Total income tax (benefit) expense	$(1,227,449)	$(2,777,868)	$641,460

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 9 – TAXES (continued)

The Company’s deferred tax assets consist of the following:

	As of June 30, 2023	As of June 30, 2022
Deferred tax assets:
Net operating losses	$3,086,012	$1,828,369
Assets impairment reserve	493,981	451,538
Others	(38,558)	(45,537)
Valuation allowance	(2,259,801)	(1,535,331)
Deferred tax assets, net	$1,281,634	$699,039

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	As of June 30, 2023	As of June 30, 2022

Corporate income tax payable	$875,973	$1,536,225
Other tax payable	139,471	21,436
Total taxes payable	$1,015,444	$1,557,661

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2023. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of approximately $3.4 million (or RMB24,370,181) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2019, resulting in the decrease of accrued income tax liabilities from approximately $4.2 million to approximately $0.9 million as of June 30, 2023. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

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

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 10 – COMMITMENTS AND CONTINGENCIES (continued)

Capital Investment Obligation

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 60.0 million ($8.3 million). As of June 30, 2022, RMB42.7 million ($5.9 million) capital contribution has been made. During the year ended June 30, 2023, the Company made additional capital contribution RMB1,930,000 ($0.3 million) in Meijia.

As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB 15,370,000 ($2.1 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

Capital Expenditure Commitment

In connection with the Company’s construction projects on Dogness Culture and Dongguan Jiasheng, the future minimum capital expenditure commitment on these projects was $254,070 as of as of June 30, 2023. (see Note 5)

NOTE 11 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen

(1) Due from related parties

Due from related parties consist of mainly rent receivables from the following:

	As of	As of
	June 30, 2023	June 30, 2022

Linsun	$87,430	$77,964
Dogness Network	-	7,340
Dogness Technology	-	20,099
Total	$87,430	$105,403

(2) Due to related parties

Due to related parties consist of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Mr. Silong Chen	$80,327	$130,468
Dogness Technology	5,516	-
Total	$85,843	$130,468

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

(3) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s long-term bank loans. (See Note 8).

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
Name	2023	2022	2021
Dogness Network	$1,543,979	$1,806,732	$1,207,686
Dogness Technology	156,194	405,847	-
Total	$1,700,173	$2,212,579	$1,207,686

Cost of revenue associated with the sales to these related parties amounted to $1,162,314 $1,301,180 and $663,742 for the years ended June 30, 2023, 2022 and 2021, respectively.

(5) Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Accounts receivable - related parties:
Dogness Network	$1,133,092	$1,036,476
Dogness Technology	139,292	58,379
Total	$1,272,384	$1,094,855

As of June 30, 2023, total accounts receivable from related parties amounted to $1,272,384, of which $164,807 has been collected as of August 2023.

(6) Advance to supplier- related party

Advance to supplier from related party consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Advance to supplier - related party:
Linsun	$239,729	$-
Total	$239,729	$-

(7) Accounts payable to related party

Accounts payableto related party consisted of the following:

	As of	As of
	June 30, 2023	June 30, 2022

Accounts payable - related party
Linsun	$-	$393,625
Total	$-	$393,625

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

(8) Purchase from related parties

During the years ended June 30, 2023, 2022 and 2021, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $565,548, $3,199,833 and $3,015,442 for the years ended June 30, 2023, 2022 and 2021, respectively.

(9) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the year ended June 30, 2023, 2022 and 2021, the Company recorded rent income of $434,625, $462,210 and $300,511 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $35,000 and is subject to 15% increase every three years. This lease agreement was terminated in October, 2022. For the years ended June 30, 2023, 2022 and 2021, the Company recorded rent income of $10,952, $78,251 and $52,796 as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to $1,726. For the years ended June 30, 2023, 2022 and 2021, the Company recorded rent income of $1,584, $1,706 and $1,661 as other income through leasing the manufacturing facilities to Dogness Technology.

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

On October 22, 2022, Shareholders of the Company held a meeting and approved a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of $0.002 each being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of $0.002 each, being 90,931,000 Class A shares and 19,069,000 Class B shares

Initial Public Offering

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 12 – EQUITY (continued)

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

On December 15, 2022, the Company signed a consulting agreement with Real Miracle Investments Limited (“Real Miracle’) to provide strategic business and marketing consulting services to the Company for nine months from December 15, 2022. As the consideration for the service, Real Miracle is entitled to receive 300,000 of the Company’s Class A common shares within ten days upon signing the agreement. On December 19, 2022, these shares were issued to Real Miracle. These shares were measured at $334,500 which was based on the value of the Company’s Class A common shares at the agreement date and amortized over the service period.

On January 26, 2023, the Board adopted resolutions to grant total 1,500,000 Class A common shares to Mr. Silong Chen, the Chief Executive Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 500,000 Class A common shares to Mr. Silong Chen as the first tranche of the salary shares. These shares were measured at $1,455,000 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period.

On January 26, 2023, the Board adopted resolutions to grant 150,000 Class A common shares to Dr. Yunhao Chen, the Chief Financial Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 50,000 Class A common shares to Dr. Yunhao Chen as the first tranche of the salary shares. These shares were measured at $145,500 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period. The unissued shares were forfeited due to the resignation of Dr. Yunhao Chen as the Company’s Chief Financial Officer on August 1, 2023.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 12 – EQUITY (continued)

As of June 30, 2023, the Company had an aggregate of 40,124,259 common shares outstanding, consisting of 31,055,259 Class A and 9,069,000 Class B common shares; respectively. As of June 30, 2022, the Company had an aggregate of 39,274,259 common shares outstanding, consisting of 30,205,259 Class A and 9,069,000 Class B common shares; respectively.

Warrants

In connection with and upon closing of the IPO on December 18, 2017, the Company agreed to issue 500,000 warrants to the underwriters and to register herein warrants to purchase up to a total of up to 500,000 Class A common shares (equal to 5% of the aggregate number of Class A common shares sold in the IPO).

These warrants carry a term of three years from the closing of the IPO, and are exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the IPO and are exercisable at a price equal to $6.25 per share. These underwriter warrants expired on December 18, 2020.

In connection of January 2021 equity financing, warrants carry a term of thirty (30) months after the issuance date to purchase an aggregate of 1,727,565 common shares for $2.70 per share were issued to the investors and warrants carrying a term of thirty (30) months commencing six months after the issuance date to purchase an aggregate of 276,410 common shares for $2.70 per share were issued as commission to the placement agent in the offering. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $5.4 million. These warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. 1,727,565 warrants to the investors were exercised during year ended June 30, 2022. No warrants were exercised during year ended June 30, 2023.

In connection of July 2021 equity financing, the Company also issued warrants to purchase 174,249 common shares to the placement agent exercisable at $1.82 per share with expiration date on July 15, 2024. No warrants were exercised during year ended June 30, 2023.

In connection of June 2022 equity financing, the Company also issued warrants to purchase 2,181,81 common shares to the investors at $4.20 per share with expiration date on June 3, 2024. No warrants were exercised during year ended June 30, 2023.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of June 30, 2023, 2,632,478 warrants in connection with three equity financings as mentioned above were outstanding, with weighted average exercise price of $3.88 and weighted average remaining life of 1.72 years.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $Nil, $Nil and $99,727 to statutory reserves during the years ended June 30, 2023, 2022 and 2021 in accordance with PRC regulations, respectively. The restricted amounts as determined by the PRC statutory laws both totaled $291,443 as of June 30, 2023 and 2022, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 13 – (LOSS) EARNINGS PER SHARE

For the year ended June 30, 2023, potential shares of common stock from the unexercised options and unexercised options are excluded from diluted net loss per share as such amounts are anti-dilutive.

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

The following table presents a reconciliation of basic and diluted net (loss) income per share:

	For the Years Ended June 30,
	2023	2022	2021
Net income (loss) attributable to the Company	$(7,200,263)	$3,235,559	$1,512,364
Weighted average number of common shares outstanding - Basic	39,668,780	33,711,659	27,499,367
Dilutive securities -unexercised warrants and options	-	301,975	55,444
Weighted average number of common shares outstanding – diluted	39,668,780	34,013,634	27,554,811
Earnings (loss) per share - Basic	$(0.18)	$0.10	$0.05
Earnings (loss) per share – Diluted	$(0.18)	$0.10	$0.05

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

(All amounts in USD)

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

The aggregate fair value of the options granted to Mr. Silong Chen was $1,385,500. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $5.00; risk free rate of 1.94%; expected term of 3 years; exercise price of the options of $1.50; volatility of 74.7%; and expected future dividends of $Nil. These options were expired.

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 1,500,000 to Mr. Silong Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options shall be vested equally on January 26, 2023, 2024 and 2025 with exercise price of $1 per share.

The aggregate fair value of the options granted to Mr. Silong Chen was $941,813. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $0.97; risk free rate of 4.17% based upon the PRC’s Company’s bank lending rate; expected term of 5 years; exercise price of the options of $1.00; volatility of 128.8% based upon the Company’s historical stock price; and expected future dividends of $Nil. These options expire on January 26, 2028.

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 150,000 to Dr. Yunhao Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options shall be vested equally on January 26, 2023, 2024 and 2025 with exercise price of $1 per share.

The aggregate fair value of the options granted to Dr. Yunhao Chen was $94,181. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $0.97; risk free rate of 4.17%; expected term of 10 years; exercise price of the options of $1.00; volatility of 128.8%; and expected future dividends of $Nil. 50,000 options vested on January 26, 2023, and the unvested options were forfeited due to the resignation of Dr. Yunhao Chen as the Company’s Chief Financial Officer on August 1, 2023. There is no unrecognized compensation associated with these options.

The Company recorded $1,243,385, $11,831 and $529,658 stock-based compensation expense for the years ended June 30, 2023, 2022 and 2021, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 14 – OPTIONS (continued)

The following table summarized the Company’s share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years

Outstanding June 30, 2020	500,000	$1.50	0.35
Exercisable, June 30, 2020	413,337	$1.50	0.19
Granted	-	-	-
Cancelled	-	-	-
Exercised	(10,000)	-	-
Outstanding June 30, 2021	490,000	$1.50	0.03
Exercisable, June 30, 2021	483,341	$1.50	0.03
Granted	-	-	-
Cancelled	-	-	-
Exercised	(270,000)	-	-
Outstanding June 30, 2022	220,000	$1.50	-
Exercisable, June 30, 2022	220,000	$1.50	-
Granted	1,650,000	1.00	-
Cancelled	-	-	-
Exercised	-	-	-
Outstanding June 30, 2023	1,870,000	1.00	5.03
Exercisable, June 30, 2023	550,000	1.00	5.03

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

Revenue by products and services

The summary of total revenues by product and service categories consisted of the following

	For the Years Ended June 30,
Product sales	2023	2022	2021
Traditional pet products	$8,302,299	$11,433,159	$14,331,492
Intelligent pet products	7,404,407	13,492,076	7,801,070
Climbing hooks and others	1,806,369	1,761,341	1,340,686
Total revenue from product sales	17,513,075	26,686,576	23,473,248

Services:
Dyeing services	-	342,561	817,145
Other services	71,379	66,060	29,728
Total revenue from services	71,379	408,621	846,873
Total revenue	$17,584,454	$27,095,197	$24,320,121

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 15 – SEGMENT (continued)

Revenue by geographic area

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the Years Ended June 30,
Geographic location	2023	2022	2021
Sales to international markets	$11,253,079	$14,542,323	$10,627,253
Sales to China domestic markets	6,331,375	12,552,874	13,692,868
Total revenue	$17,584,454	$27,095,197	$24,320,121

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

As of June 30, 2023 and 2022, $271,636 and $423,172 of the Company’s cash and cash equivalents was on deposit at financial institutions in mainland China where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, the Company’s short-term investments deposited with PRC banks are also not insured.

As of June 30, 2023, two customers aggregately accounted for 54.6% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 38.7%, and one third party customer accounted for 15.9% of the Company’s total accounts receivable, respectively. As of June 30, 2022, two customers aggregately accounted for 57.4% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 37.7%, and one third party customer accounted for 19.7% of the Company’s total accounts receivable, respectively.

As of June 30, 2023, two third party suppliers accounted for 13.7 and 11.2% of the Company’s total account payable. As of June 30, 2022, one related party supplier, Linsun, accounted for 27.6% of the Company’s total account payable, respectively.

For the years ended June 30, 2023, 2022 and 2021, sales to the customers outside of China accounted for 64.0%, 53.7% and 43.7% of the Company’s total revenue, respectively. For the year ended June 30, 2023, four customers accounted for 15.4%, 11.6%, 8.8% and 5.3% of the Company’s total revenue, respectively. For the year ended June 30, 2022, four customers accounted for 23.4%, 6.7%, 6.7% and 5.7% of the Company’s total revenue, respectively. For the year ended June 30, 2021, three customers accounted for 32.0%, 9.1% and 6.9% of the Company’s total revenue, respectively

For the year ended June 30, 2023, one third party accounted for 34.1% of the Company’s total raw materials purchases. For the year ended June 30, 2022, one related party Linsun accounted for 30.9% of the Company’s total raw materials purchases. For the year ended June 30, 2021, one related party Linsun accounted for 26.9% of the Company’s total raw materials purchases.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2023, through the issuance date of the consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

