Form 20-F
period 2024-06-30
Dogness (International) Corp
filed 2024-10-17
CIK 1707303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Dongguan, Guangdong 523217

People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value per share	DOGZ	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,661,658 Class A Common Shares and 9,069,000 Class B Common Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Part I

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. Therefore, investing in our securities involves unique and a high degree of risk. You should carefully read and consider the risk factors of this report (beginning on page 11), especially the risk factors under the caption “Risks Related to Our Corporate Structure and Operation” (beginning on Page 21) and “Risks Related to Doing Business in China” (beginning on Page 29).

Unless otherwise indicated or the context requires otherwise, references in this report to “China” or the “PRC” are to the mainland of People’s Republic of China, Taiwan, Hong Kong Special Administrative Region of the People’s Republic of China (“HKSAR” or “Hong Kong”), and the special administrative regions of Macau (for the purposes of this report only); “mainland China” are to the mainland of the People’s Republic of China, excluding Taiwan Hong Kong, and Macau (for the purposes of this report only); “Mainland China Subsidiaries” refer to our subsidiaries incorporated in mainland China, including Dogness Intelligent Technology (Dongguan) Co., Ltd., a mainland China company (“Dongguan Dogness”), Dongguan Jiasheng Enterprise Co., Ltd., a mainland China company (“Dongguan Jiasheng”), Zhangzhou Meijia Metal Product Co., Ltd, a mainland China company (“Meijia”), and Dogness Intelligence Technology Co., Ltd., a mainland China company (“Intelligence Guangzhou”); “Hong Kong Subsidiaries” refer to our subsidiaries incorporated in Hong Kong, including Jiasheng Enterprise (Hongkong) Co., Limited, a Hong Kong company (“HK Jiasheng”) and Dogness (Hongkong) Pet’s Products Co., Limited, a Hong Kong company (“HK Dogness”). We will also refer to all of our subsidiaries, as the “Subsidiaries”.

The Securities registered under the Securities Act and the Exchange Act are of the off-shore holding company Dogness (International) Corporation (the “Company”), a British Virgin Islands business company, which owns equity interests, directly or indirectly, of the operating subsidiaries. Subsidiaries conduct operations in China and the holding company does not conduct operations in China.

We are subject to legal and operational risks associated with being based in and having the majority of the company’s operations in mainland China and Hong Kong. These risks include, among others, the following:

●	PRC government interference. The Chinese government may intervene or influence the operation of our Hong Kong and mainland China operating entities and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time with little advance notice, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Common Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer Securities to investors and cause the value of such securities to significantly decline or be worthless. See Risk Factors – Risks Related to Doing Business in China – “China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our Class A Common Shares” and “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Common Shares” and “The Chinese government exerts oversight and control over overseas offerings and listing conducted by China-based issuers under the Listing Records Rules and/or the Confidentiality Provisions, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Common Shares to investors and could cause the value of our Class A Common Shares to significantly decline or become worthless”.

●	Uncertain PRC legal enforcement. The mainland China legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the mainland China legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. See Risk Factors – Risks Related to Doing Business in China – “Uncertainties with respect to the mainland China legal system could have a material adverse effect on us”.

●	Shareholder enforcement risk. Since we conduct a significant portion of our operations in mainland China, the majority of our assets are located in mainland China, and all of our directors, officers or senior management are located in mainland China, it may be more difficult for shareholders to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel, Guangdong Jiamao Law Firm, has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions outside mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See Risk Factors – Risks Related to Doing Business in China – “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us or Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in mainland China may also be limited.”

●	Restriction on currency conversion. The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside mainland China. See Risk Factors – Risks Related to Doing Business in China – “Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Mainland China Subsidiaries to obtain financing”.

●	Restrictions on dividend payment. As a holding company, we rely principally on dividends and other distributions on equity from our subsidiaries, including those based in China, for our cash requirements, including for services of any debt we may incur. Our Mainland China Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our Mainland China Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, if our Mainland China Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Mainland China Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. See Risk Factors – Risks Related to Doing Business in China – “We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements we may have, and any limitation on the ability of our Mainland China Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

●	Possibility to be classified as “Resident Enterprise.” Under the Enterprise Income Tax Law, Dogness may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our shareholders outside of mainland China, including repayment of any underpayments and penalties for underpayment. See Risk Factors – Risks Related to Doing Business in China – “We may be classified as a ‘resident enterprise’ for mainland China enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders”.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly released the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

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

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which will come into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Once effective, any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As of the date of this annual report, we believe that we and our subsidiaries have not provided or publicly disclosed any documents or materials involving state secrets or work secrets of PRC government agencies or any of which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. We intend to strictly comply with the Confidentiality Provisions and other relevant PRC laws and regulations.

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

We or our Subsidiaries may also be subject to PRC laws relating to the use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data. On November 14, 2021, the Cyberspace Administration of China (“CAC”) released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments till December 13, 2021, which has not been promulgated as of the date of this annual report. Pursuant to the Data Security Management Regulations Draft, data processors holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on November 16, 2021 and became effective on February 15, 2022, an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we or our Subsidiaries file for approval for public offering. We don’t believe that we or any of our Subsidiaries will be subject to either the amended Cybersecurity Review Measures or the Data Security Management Regulations Draft since none of us hold more than one million users/users’ individual information. However, it is uncertain how the above mentioned new laws or regulations will be enacted, interpreted or implemented, and whether it will affect us. Since the regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our Subsidiaries’ daily business operation, their ability to accept foreign investments, and our ability to continue to list or offer securities on an U.S. exchange. See “Risk Factor — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Common Shares.”

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

The Holding Foreign Companies Accountable Act (“HFCAA”) could subject us to a number of prohibitions, restrictions and potential delisting if either we or our auditor was designated as a “Commission-Identified Issuer” or an auditor listed on an HFCAA determination list, respectively. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of consecutive “non-inspection years” from three years to two, and thus our shares could be prohibited from trading and delisted after two years instead of three. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marked an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which, among other things, amended the HFCAA to reduce the number of consecutive non-inspection years an issuer can be identified as a Commission-Identified Issuer before the Commission must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the Commission is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market. However, as noted above, on December 15, 2022, the PCAOB vacated its previous determinations that it is unable to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Accordingly, until such time as the PCAOB issues any new determination, there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA.

As of the date hereof, our auditor, Audit Alliance LLP, is not among the auditor firms listed on the HFCAA determination list, which list notes all of the auditor firms that the PCAOB is not able to inspect. However, trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB, issues a new determination and it also determines that it cannot inspect the work papers prepared by our auditor and that as a result an exchange may determine to delist our securities. See “Risk Factors — A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by The Nasdaq Stock Market LLC (“NASDAQ”), and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on NASDAQ in the future.” for more information.

Please see “Risk Factors” starting on page 11 of this report for additional information.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Dividend Distributions and Cash Transfer among Dogness and the Subsidiaries

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements. If any of our Mainland China Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To date, none of the Subsidiaries has made any dividends or distributions to Dogness, and Dogness has not made any dividends or distributions to our shareholders. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay Company cash dividends in the foreseeable future.   Under British Virgin Islands law, we may only pay dividends, if, at the time of the determination, the total assets of our company exceed the sum of our liabilities, as shown in our books of account), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account. If we determine to pay dividends on any of our Common Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries, HK Jiasheng and HK Dogness. Current PRC regulations permit the Mainland China Subsidiaries to pay dividends to HK Dogness only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of China’s State Administration of Foreign Exchange (“SAFE”) or other relevant PRC governmental authorities. Any foreign loans procured by our Mainland China Subsidiaries is required to be registered with SAFE or its local branches or satisfy relevant requirements. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our Mainland China Subsidiaries are subject to the approval of or filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. For these capital account transactions, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account, remit any offering proceeds into such special foreign exchange account, and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our Mainland China Subsidiaries or with respect to future capital contributions by us to our Mainland China Subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from an offering and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Common Shares. On the other hand, restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Mainland China Subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent the conversion of Renminbi for use outside of China. Currently, we have installed cash management policies or procedures in place that dictate how funds are transferred, under an umbrella of corporate policies and financial reporting policies. Even though our policies do not specifically address the limitations, as discussed above, on the amount of funds the Company can transfer out of China, if we decide to transfer cash out of China in the future, all relevant transfers will be conducted in compliance with such limitations. Please see “Risk Factor — Risks Related to Doing Business in China —China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our Class A Common Shares”; “Risk Factor — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements we may have, and any limitation on the ability of our Mainland China Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”; “Risk Factor — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to mainland China entities may delay or prevent us from using the proceeds of public offering to make loans or additional capital contributions to our Mainland China Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business”; “Risk Factor — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Mainland China Subsidiaries to obtain financing”; and “Risk Factor — Risks Related to Doing Business in China — Any transfer of funds by us to our Mainland China Subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.”

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

Cash flow between Dogness and the Subsidiaries primarily consists of transfers from Dogness to these Subsidiaries for short-term working capital loan, which is mainly used in payment of operating expenses and investments. To date, there are no other assets transferred between Dogness and the Subsidiaries except for the below cash transfers:

●	For the year ended June 30, 2022, Dogness transferred $186,500 to the Delaware subsidiary, Dogness Group LLC, for working capital loan purpose and transferred $15,577,896 to HK Dogness for working capital loan purpose. The source of the funds was mainly from equity financing and the exercise of warrants in fiscal 2022. For the year ended June 30, 2022, Dogness also received cash payment transferred from HK Dogness in the amount of $1,999,787.

●	For the year ended June 30, 2023, Dogness transferred $13.3 million to HK Dogness for working capital loan purpose. The source of the funds was mainly from the equity financing and the exercise of warrants in fiscal 2022.

●	For the year ended June 30, 2024, Dogness transferred $5.3 million to HK Dogness for working capital loan purpose. The source of the funds was mainly from the equity financing and the exercise of warrants in fiscal 2024.

In the future, cash proceeds raised from overseas financing activities may be transferred by Dogness to the Subsidiaries via capital contribution or shareholder loans, as the case may be.

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended June 30, 2024, 2023, and 2022. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For Fiscal	For Fiscal	For Fiscal
	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2024	2023	2022
	US$	US$	US$
	(audited)	(audited)	(audited)
Statement of operation data:
Revenues	$14,847,902	$17,584,454	$27,095,197
Gross profit	3,122,714	3,661,288	10,139,065
Operating expenses	10,653,624	13,225,261	10,065,009
(Loss) income from operations	(7,530,910)	(9,563,973	74,056
Other income	982,661	877,050	164,208
Income taxes benefit	(491,600)	(1,227,449)	(2,777,868)
Net (loss) income	$(6,056,649)	$(7,459,474	$3,016,132
(Loss) earnings per share, basic and diluted	$(0.55)	$(0.68)	$0.31
Weighted average Common Shares outstanding (basic)	10,919,386	10,598,989	10,301,133

Balance sheet data:

	As of June 30,
	2024	2023	2022	2021	2020
Current assets	$16,403,918	$14,003,843	$23,354,676	$14,266,131	$11,627,458
Total assets	99,200,829	97,871,328	100,796,722	93,845,408	63,551,261
Current liabilities	8,535,744	9,317,966	6,485,021	21,262,335	10,769,734
Total liabilities	22,789,936	21,526,023	12,320,746	28,943,003	12,043,333
Total equity	$76,410,893	$76,345,305	$88,475,976	$64,902,405	$51,507,928

Exchange Rate Information

Our financial information is presented in U.S. dollars. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia and Dogness Culture are determined using the Chinese Renminbi (“RMB”), the local currency, while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

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

The relevant exchange rates are listed below:

	June 30, 2024	June 30, 2023	June 30, 2022
Year-end spot rate	$1=RMB7.2672	$1=RMB7.2513	$1=RMB6.6981
Average rate	$1=RMB7.2248	$1=RMB6.9536	$1=RMB6.4554

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

Please also read carefully the section below entitled “Cautionary Note Regarding Forward-Looking Statements.”

Summary of Major Risk Factors

●	PRC government interference. The Chinese government may intervene or influence the operation of our Hong Kong and mainland China operating entities and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time with little advance notice, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Common Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer Securities to investors and cause the value of such securities to significantly decline or be worthless. See Risk Factors – Risks Related to Doing Business in China – “China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our Class A Common Shares” and “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Common Shares” and “The Chinese government exerts oversight and control over overseas offerings and listing conducted by China-based issuers under the Listing Records Rules and/or the Confidentiality Provisions, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Common Shares to investors and could cause the value of our Class A Common Shares to significantly decline or become worthless”.

●	Uncertain PRC legal enforcement. The mainland China legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the mainland China legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. See Risk Factors – Risks Related to Doing Business in China – “Uncertainties with respect to the mainland China legal system could have a material adverse effect on us”.

●	Shareholder enforcement risk. Since we conduct a significant portion of our operations in mainland China, the majority of our assets are located in mainland China, and all of our directors, officers or senior management are located in mainland China, it may be more difficult for shareholders to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel, Guangdong Jiamao Law Firm, has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions outside mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See Risk Factors – Risks Related to Doing Business in China – “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us or Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in mainland China may also be limited”.

●	Restriction on currency conversion. The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside mainland China. See Risk Factors – Risks Related to Doing Business in China – “Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Mainland China Subsidiaries to obtain financing”.

●	Restrictions on dividend payment. As a holding company, we rely principally on dividends and other distributions on equity from our subsidiaries, including those based in China, for our cash requirements, including for services of any debt we may incur. Our Mainland China Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our Mainland China Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, if our Mainland China Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Mainland China Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. See Risk Factors – Risks Related to Doing Business in China – “We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements we may have, and any limitation on the ability of our Mainland China Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

●	Possibility to be classified as “Resident Enterprise.” Under the Enterprise Income Tax Law, Dogness may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our shareholders outside of mainland China, including repayment of any underpayments and penalties for underpayment. See Risk Factors – Risks Related to Doing Business in China – “We may be classified as a ‘resident enterprise’ for mainland China enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders”.

Risks Related to Our Business

Disruptions to the international supply chain systems could adversely impact our business, financial condition, and results of operations.

The cross-border e-commerce related warehousing and logistics market depends largely on the availability and reliability of the global supply chain systems. The COVID-19 pandemic highlighted the vulnerability of international supply chain systems and the potential risks associated with disruptions to these systems. Issues like port congestion and container shortages can lead to stockouts, affecting the supply of merchandise for e-commerce merchants, which may, in turn, reduce the demand for our pet products. Merchants may delay cross-border operations until stock availability is restored. Additionally, supply chain disruptions could drive up logistics, shipping, and warehousing costs, squeezing our margins and profitability. Shipment delays caused by these issues could result in customer dissatisfaction and decreased demand for our products. Our ability to mitigate these risks is limited, and there is no guarantee of success in doing so. Consequently, such disruptions could have a material adverse effect on our business, financial condition, and operational results.

Government actions and regulations, such as export restrictions, tariffs, and trade protection measures, may limit our ability to sell our products to certain customers or markets, or could otherwise restrict our ability to conduct operations.

International trade disputes, geopolitical tensions, and military conflicts have led, and continue to lead, to new and increasing export restrictions, trade barriers, tariffs, and other trade measures that can increase our manufacturing costs, make our products less competitive, reduce demand for our products, limit our ability to sell to certain customers or markets, limit our ability to procure, or increase our costs for, components or raw materials, impede or slow the movement of our goods across borders, impede our ability to perform R & D activities, or otherwise restrict our ability to conduct operations. Increasing protectionism, economic nationalism, and national security concerns may lead to further changes in trade policy, domestic sourcing initiatives, or other formal and informal measures that could make it more difficult to sell our products in, or restrict our access to, some markets and/or customers.

The U.S. and China markets present distinct challenges and opportunities for our pet products business, influenced by both consumer behavior and competitive landscapes.

In the U.S. market, pet culture is deeply rooted, with consumers demonstrating strong purchasing power. The market is large, stable, and continuously growing, but it is also highly competitive. factorse in consumer spending, due to factors like inflation, unemployment, or shifts in economic conditions, could significantly impact our sales and profitability. Persistent inflation has already reduced discretionary consumer spending, affecting sales of higher-margin products, and this trend could continue. Moreover, if consumer preferences change or demographic trends in pet ownership slow, our business could face further challenges.

In contrast, the Chinese market is experiencing rapid growth in the pet industry, with rising consumer spending and increasing demand for pet products. Local brands are emerging quickly, capturing a growing share of the market. The fast-paced expansion of the market presents significant opportunities, but competition is intensifying as well. Any shift in consumer trends or disruptions in economic conditions could affect our ability to maintain and grow our market presence.

Our success in both markets depends on our ability to adapt to these varying consumer preferences, economic conditions, and competitive pressures. Failure to identify or respond to these evolving factors could negatively impact our sales, market share, and profitability in both the U.S. and China.

While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.

The protection of our customers’, business partners’, our Company’s and employees’ data is critically important to us. Our customers, business partners, and employees expect we will adequately safeguard and protect their sensitive personal and business information. We have become increasingly dependent upon automated information technology processes. Improper activities by third parties, exploitation of encryption technology, data-hacking tools and discoveries and other events or developments may result in a future compromise or breach of our networks, payment terminals or other settlement systems. In particular, the techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target; accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures. There can be no assurance that we will not suffer a criminal cyber-attack in the future, that unauthorized parties will not gain access to personal or business information or sensitive data, or that any such incident will be discovered in a timely manner.

We also face indirect technology, cybersecurity and operational risks relating to the third parties whom we work with to facilitate our business activities, including, among others, third-party online service providers who manage accounts for our customers and external cloud service provider. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party service providers could adversely affect our operations and could result in misappropriation of funds of our customers.

Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and cooperation partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

We and our Subsidiaries may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, we and our Subsidiaries may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that we or our Subsidiaries owe more taxes than it has paid. We recorded tax liabilities of $1.0 million, $1.0 million, and $1.6 million as of June 30, 2024, 2023, and 2022, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of for past taxes may be higher than those amounts, if the PRC authorities determine that penalties are applicable or that the correct amount has not been paid. Although the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent we are able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

If our largest customers reduce their orders with us, such revenues would be very difficult to replace.

Although we have also sold our products through distributors and trading companies, some of our largest customers are Petco and Pet Value, which are by far the largest pet specialty chains in North America. As of 2024, Petco has around 1300 stores in the US and Pet Valu has around 700 stores in Canada. There is not another brick-and-mortar customer that presents the opportunity that these customers present to us. As a result, if we were to lose these accounts or if these customers purchased less of our products in the future, it would be difficult to replace those lost revenues.

Our smart products have only recently entered distribution.

While we are optimistic that our smart products such as collars, harnesses, feeders and robots will be important products for our company in the future, we begun to sell them and thus do not know whether they will prove popular with consumers. We have exhibited these products at expos in multiple countries and have begun to receive orders, but our revenues for all smart products was approximately $4.4 million, $7.4 million, and $13.5 million, during the years ended June 30, 2024, 2023, and 2022, respectively. As a result, we do not have an accurate gauge of how well accepted they will be by consumers. If consumers do not appreciate our smart products, we may not sell enough products to grow our market share in this new industry.

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

We debuted our C2 and H2 smart collars and harnesses in 2016. These products were designed to operate over 2G telephone technology. While this platform was sufficient to meet the needs of the products, 2G speeds lag far behind currently available 4G and now 5G technology. As a result, our C2 and H2 products have thus far obtained a very limited customer base. For this reason, we have been researching and developing our next generation of smart collars and harnesses to operate with today’s higher internet speeds in mind. We are close to the roll out of the C9 which relies on 5G network and C5 mini which rely on NB network. Before we are able to bring these products to market fully, we anticipate that our sales of smart collars and harnesses, along with subscriptions for ongoing cellular services for those products, will be nominal. If and when we are able to introduce our next generation of smart collars and harnesses, we are unable to predict the extent to which consumers will be drawn to such new products.

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

As of June 30, 2024, we had approximately $5.0 million in outstanding bank loans, with expected repayment of approximately $1.7 million in one year, $1.3 million in two years and $2.0 million in three to five years . The loans are guaranteed by the fixed assets of the Company’s subsidiaries and are also personally guaranteed by our Chief Executive Officer. While we believe we have sufficient capital resources to repay these bank loans with support from Mr. Silong Chen, our Chief Executive Officer, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

Our key customers are principally retail pet specialty stores and mass merchandisers. For the year ended June 30, 2024, sales to our four largest customers accounted for 20.8%, 17.2%, 5.1% and 5.0% of our total revenue. For the year ended June 30, 2023, sales to our four largest customers amounted in the aggregate to approximately 15.4%, 11.6%, 8.8% and 5.3% of our total revenue. For the year ended June 30, 2022, sales to our four largest customers accounted for 23.4%, 6.7%, 6.7% and 5.7% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. During the years ended June 30, 2024, 2023and 2022, we had two, two, and one customer that accounted for 10% or more of our revenues.

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

Risks Related to Our Corporate Structure and Operation

Our dual class structure concentrates a majority of voting power in our Chief Executive Officer, who is the only owner of our Class B Common Shares.

Our Class B Common Shares have ten votes per share, and our Class A Common Shares have one vote per share. Our directors, executive officers, and their affiliates, beneficially hold in the aggregate approximately 96.15% of the voting power of our capital stock as of June 30, 2024. Because of the ten-to-one voting ratio between our Class B and Class A Common Shares, the holder of our Class B Common Shares collectively control a majority of the combined voting power of our Common Shares and therefore is able to control all matters submitted to our shareholders for approval. The sole owner of such Class B Common Shares is our Chief Executive Officer, Mr. Silong Chen, who owns 9,069,000 Class B Common Shares through Fine victory holding company Limited. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

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

As of June 30, 2024. we are not an “accelerated filer” or a “large accelerated filer” under the definitions of the Exchange Act rules and therefore our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to attest to that in the event we become an “accelerated filer” or a “large accelerated filer” under the definitions of the Exchange Act rules.

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

A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by The Nasdaq Stock Market LLC (“NASDAQ”), and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on NASDAQ in the future.

On April 21, 2020, the SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, NASDAQ filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed an act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets, or the “PWG” to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or “NCJs”, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. Since we are listed on the Nasdaq Capital Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC, and/or other risks, which may materially and adversely affect, or effectively terminate, the trading of our shares of common stock in the United States.

On November 23, 2020, the Division of Corporation Finance of SEC released a report regarding disclosure considerations for China-Based issuers. The report recommended that China-based Issuers must disclose material risks related to their operations in China. The recommended risk factors including i) providing clear and prominent disclosure of PCAOB inspection limitation and lack of enforcement mechanisms; ii) using VIEs in its organizational structure; (iii) disclose risks relating to the regulatory environment in China; (iv) disclosing about differing shareholder rights and remedies in the company’s country of organization and/or based on where a company’s operations are located; and (vi) if the company is a foreign private issuer, disclosing corporate governance differences pursuant to Item 16G of Form 20-F, and difference in reporting requirements between U.S. domestic issuers and foreign private issuers.

On December 14, 2020, the Division of Investment Management’s Disclosure Review and Accounting office reported an Accounting and Disclosure Information-Disclosure Regarding Investments in Emerging Markets, encouraging funds to provide tailored disclosures of risks in the emerging markets in which the funds invest and related risks, so that investors are able to make informed investment decisions about the among funds.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

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

On June 22, 2021, the U.S. Senate passed a bill titled as the Accelerating Holding Foreign Companies Accountable Act, or AHFCA Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

Further, the PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC’s approval and it remains when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations and or PCAOB’s rule will be adopted.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous Determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCA Act and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Audit Alliance LLP, is located in Singapore, and is subject to inspection by the PCAOB on a regular basis. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit Audit Alliance LLP to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCAA. However, the above recent developments have added uncertainties to our continued listing on NASDAQ in the future, to which NASDAQ may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly now we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on the Nasdaq Capital Market, we are also required to file semi-annual financial statements.

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

The trading prices for our Class A Common Shares have fluctuated since we first listed our Class A Common Shares. Since our Class A Common Shares became listed on the Nasdaq on December 20, 2017, the trading price of our Class A Common Shares has ranged from $2.86 to $174.80 per common share (retrospectively restated for effect of reverse stock split on November 7, 2023), and the last reported trading price on October 15, 2024 was $38.56 per common share. If you purchase our Class A Common Shares, you may not be able to resell those shares at or above your purchase price. The market price of our Class A Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Any final and conclusive monetary judgment obtained against a BVI company in the courts of a federal court of the United States (the “Foreign Court”) for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issues would be necessary provided that in respect of the judgment of the Foreign Court: (i) the Foreign Court issuing the judgment had jurisdiction in the matter and a BVI company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (ii) the judgment given by the Foreign Court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the BVI company; (iii) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the Foreign Court; (iv) recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy and (v) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

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

Although our Articles of Association do not provide our shareholders with any right to put any proposals before a general meeting not called by such shareholders, any shareholder may submit a proposal to our Board of Directors for consideration of inclusion in a proxy statement. Advance notice of at least seven (7) calendar days is required for the convening of our shareholders’ meeting. A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-half of the total issued voting power of each class of shares entitled to vote as a class. In the event we do not have quorum at the time set for the meeting, we are required to adjourn the meeting until the following week, at which time quorum will be satisfied if shares representing at least one-third of the total issued voting power of our company are present in person or by proxy.

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

While the Chinese economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth of the Chinese economy may not continue at a rate experienced in the past. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the mainland China legal system could have a material adverse effect on us.

The mainland China legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct our business primarily through our subsidiaries established in China.

These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the mainland China legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain mainland China government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since mainland China administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of mainland China law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the mainland China legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on our business and the value of our Class A Common Shares.

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

The Chinese government has exercised and continues to exercise substantial oversight over virtually every sector of the Chinese economy through regulation. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

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

Given recent statements by the Chinese government indicating an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Among other things, China’s M&A Rules and the Anti-Monopoly Law established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (SAMR) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a mainland China domestic enterprise or a foreign company with substantial mainland China operations, if certain thresholds are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of mainland China companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions in China that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

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

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021, and will become effective on February 15, 2022 and replace the Cybersecurity Review Measures promulgated on April 13, 2020, an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof are not yet clear. As of the date of this report, we have not been informed by any PRC governmental authority of any requirement that we file for approval.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that the protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties. See “Risk Factor — We may be liable for improper use or appropriation of personal information provided by our customers” and “Risk Factors — The holding company may be subject to approval or other requirement from PRC authorities, and, if required, we cannot assure you that we will be able to obtain such approval or satisfy such requirement. If we failed to obtain such approval or satisfy such requirement, we may not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and the value of our Class A Common Shares may decrease or become worthless.”

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

China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed. Additional compliance procedures may be required, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence any sale of the securities, we will not commence an offering until we obtain such permissions. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

Further, we may be subject to PRC laws relating to the use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on April 13, 2020, amended on December 28, 2021 and will become effective on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, Review Measures stipulates that an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of this report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this report, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system shall be established. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft to solicit public opinion and comments. Under the Data Security Management Regulations Draft, which provides that an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft. However, the Data Security Management Regulations Draft has not been formally adopted. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted or implemented, and whether it will affect us. There remains uncertainty as to how the Review Measures and the Data Security Management Regulations Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Data Security Regulations Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. Any cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our continued listing on the Nasdaq capital market can be taken in a timely manner, or at all.

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

Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

As of the date hereof, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the Cyberspace Administration of China, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

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

Any transfer of funds by us to our Mainland China Subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

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

We are an exempted company with limited liability incorporated under the laws of the British Virgin Island, we conduct a significant portion of our operations in mainland China and the majority of our assets are located in mainland China. In addition, all of our directors, officers or senior management are located in mainland China. As a result, it may be more difficult for our Shareholders to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel, Guangdong Jiamao Law Firm, has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions outside mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

PRC regulation of loans and direct investment by offshore holding companies to mainland China entities may delay or prevent us from using the proceeds of any offering to make loans or additional capital contributions to our Mainland China Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from an offering, to our Mainland China Subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, mainland China citizens and non-mainland China citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the Mainland China Subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are mainland China citizens or who have resided in mainland China for a continuous period of not less than one year and who are granted options or other awards under our equity incentive plan was subject to these regulations since our company became an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our Mainland China Subsidiary and limit our Mainland China Subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.”

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

Item 4. Information on the Company

A. History and Development of the Company

Dogness (International) Corporation (“Dogness”) was incorporated as a British Virgin Islands company limited by shares under the BVI Business Companies Act (As Revised), on July 11, 2016. Dogness has an indefinite term. Dogness was established to operate principally as a holding company. Dogness and its subsidiaries (collectively the “Company”) are principally engaged in the design and manufacture of pet products, including leashes and smart products, and lanyards in the China. Most products are exported to the U.S. and Europe and sold to pet stores, including major pet store chains. The share capital of Dogness was US$200,000, divided into 100,000,000 Common Shares of par value US$0.002 each. In connection with the incorporation of Dogness, 15,000,000 Common Shares were issued to Silong Chen, Dogness’ founder and Chief Executive Officer.

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

At the completion of these transactions, (i) Dogness holds 100% of the equity of each of Dogness Overseas, HK Jiasheng and HK Dogness; (ii) Dogness Overseas owns 100% of the equity of Dogness Group; (iii) HK Dogness holds 100% of the equity of Dongguan Dogness; (iv) Dongguan Dogness holds 100% of the equity of Dongguan Jiasheng, Meijia and 51.2% of the equity of Dogness Culture. By virtue of these ownership relationships, Dogness is the parent, directly or indirectly, of each of Meijia, HK Jiasheng, HK Dogness, Dongguan Dogness, Dogness Group, and Dongguan Jiasheng, and such entities’ financial results are consolidated with those of Dogness; provided that only 58% of the equity of Intelligence Guangzhou is so consolidated.

On November 6, 2023, Dogness (International) Corporation, a British Virgin Islands business company (the “Company”), announced (i) a share consolidation of the Company’s issued and outstanding Class A Common Shares at the ratio of twenty-for-one (the “Share Consolidation”) and (ii) an amendment of the Company’s Memorandum and Articles of Association (the “Amended and Restated M&A”) to change its authorized shares from 90,931,000 Class A Common Shares with $0.002 par value per share and 19,069,000 Class B Common Shares with $0.002 par value per share to an unlimited number of authorized Class A Common Shares and Class B Common Shares, each without par value. In connection with the Share Consolidation, the aggregate number of warrant shares underlying the respective offerings of the Company which closed on July 19, 2021 (the “July 2021 Placement Agent Warrants”) and registered offering of the Company with certain institutional investors which closed on June 3, 2022 (the “June 2022 Investors Warrants”) have decreased from 174,249 to 8,713, and the aggregate number of warrant shares underlying the June 2022 Investors Warrants have decreased from 2,181,820 to 109,092, respectively.

On December 6, 2023, the Company announced that following the Company’s Share Consolidation, The Nasdaq Stock Market staff determined that for the 10 consecutive business days, from November 7, 2023, to November 20, 2023, the closing bid price of the Company’s Class A Common Shares had been at $1.00 per share or greater. Accordingly, the Company regained compliance with Listing Rule 5550(a)(2).

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

Dogness Cube App Feeder and Programmable Feeder: This 2022 version of the App Feeder and Programmable Feeder holds about 4 pounds of dry food. The food container is semi-transparent which enables the pet owners to check on the food level without opening the container. In fiscal 2024, we improved the feeder's anti-clogging and sealed moisture-proof functions, upgraded the camera, and added night vision and wide-angle features to the App Feeder and Programmable Feeder.

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

Dogness App Fountain: This brand new App fountain is newly developed with App controlling the water level, UV sterilization and lights. In fiscal 2024, Dogness App Fountain added functions of sensor-activated water dispensing and APP reminders for filter replacement.

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

Dogness C5 and C5 mini-Trackers: These smaller versions of the trackers have similar features of C6 but uses NB instead of 4G. It features longer battery time with smaller size and weight.

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

Market Background

Our company’s primary market is mainland China, with approximately 32.2%, 36.0%, and 46.3% of our products being sold in China in fiscal 2024, 2023, and 2022, respectively.

In terms of export sales, our company’s primary market is the United States, with approximately 19.2%, 35.4%, and 29.6% of our products being sold in America in fiscal 2024, 2023, and 2022, respectively. The United States has one of the highest pet ownership rates in the world. According to the 2024 APPA National Pet Owners Survey as cited in APPA’s State of the Industry Report, 82 million U.S. households own a pet.1

Pet owners in the United States have increasingly seen their pets as extended members of the family. Accordingly, spending on pets has increased steadily over the last decade. According to the APPA, in 2023, $147.0 billion was spent on pets in the U.S.2

1 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics. https://www.americanpetproducts.org/press_industrytrends.asp

2 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics. https://www.americanpetproducts.org/press_industrytrends.asp

We sell the majority of our products through specialty pet store chain retailers and mass market retailers. Although there are more than 13,000 pet stores in the United States, the vast majority of pet stores are small operations, but a significant proportion of sales come from the top few specialty retail chains, Petco and Pet Valu. Mass retailers like Target and Wal-Mart also play a key role in pet supply sales, including in particular staples like pet food. These retailers have courted pet owners with the offer of one-stop-shopping, as compared with making a special trip to a pet store.

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

● Strong reputation in pet products industry. Our customer list is filled with sophisticated, multinational purchasers of pet

Research and Development

Our R&D team has12 dedicated employees who are focused on product development and design. Quality control has 8 employees and is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

Beginning in 2016, we have been researching and testing new, more ecologically friendly materials, which we hope to use in place of PVC in certain plastic applications.

As a result of these efforts, we became certified as a National High-Tech Enterprise by the State Intellectual Property Office in March 2015, and we renewed this certification in 2021. The certificate will expire on December 20, 2024. This certification entitles us to favorable tax rates of 15%, rather than the unified rate of 25% we would pay if we were not certified.

Our research and development expenses were $610,439 in fiscal 2024, $931,078 in fiscal 2023 and $917,227 in fiscal 2022, representing 4.1%, 5.3% and 3.4%, of our total revenues for 2024, 2023, and 2022, respectively. We expect our R&D expenses to increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Intellectual Property

We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. As of October 16, 2024, we have completed registration of 156 patents with the China State Intellectual Property Office. In addition, we have registered 19 patents in Germany, 27 in Japan, 23 in the United States, 9 in Canada, 3 in Australia, and 8 in the European Union. As of the date of this report, we have successfully obtained 245 patents (including 156 in China), which includes 32 invention patents, 79 utility patents, and 134 appearance patents.

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

Our key brands and logos are below:

Dogness Pets Club,

Renewed until October 13, 2030

Freego,

Renewed until January 13, 2033

Peter,

Renewed until January 20, 2032

Dogness,

Renewed until January 20, 2031

FuRuiGe,

Renewed until July 27, 2031

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

Laws and Regulations in China Regarding Manufacturing, Producing, and Processing

Laws regulating pet products manufacturing, producing, and processing cover a broad range of subjects, particularly in the area of occupational safety and health. We must comply with all levels of laws and regulations relating to matters such as safe working conditions, manufacturing practices, environmental protection and discharging hazard control. Specifically, the major laws that apply to our Mainland China Subsidiaries are as follows:

● Company Law (amended in 2024), governing, among other matters, company registration, existence and business operation;

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

Regulation on Foreign Exchange Registration of Offshore Investment by mainland China Residents

In October of 2005, SAFE promulgated a Notification known as “Notification 75”, in which SAFE requires mainland China residents to register their direct establishment or indirect control of an offshore entity (referred to in Notice 37 as “special purpose vehicle.”), where such offshore entity is established for the purpose of overseas financing, provided that mainland China residents contribute their legally owned assets or equity into such entity. In July of 2014, this Notification was replaced by Notification 37, “Notification on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Returning Investment through Special Purpose Vehicles”, which expanded SAFE oversight scope to include overseas investment registration as well. Meanwhile, Notification 37 also covers more areas such as mainland China residents paying capital contribution with overseas assets or equity. Furthermore, Notification 37 requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the mainland China resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). Our shareholders including natural persons or legal persons/institutes have been in compliance with such registration.

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

Patents

Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs. As of the date of this report, we have successfully obtained 245 patents (including 156 in China), which includes 32 invention patents, 79 utility patents, and 134 appearance patents.

C. Organizational Structure

Below is a chart representing our current corporate structure:

Note: Dogness Culture is in the process of being liquidated and has ceased operations. Dongguan Dogness still retain equity in Dogness Culture. Dogness Culture had completed deregistration with the PRC tax authority; however, deregistration with the PRC business administration department is still pending.

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

The registered office of Dogness Intelligent Technology (Dongguan) Co., LTD. is leased from Dongguan Jiasheng and consists of 500 square meters on the site of our facility in Dongguan. The lease was terminated in April 2024.

On March 14, 2018, Dogness Group purchased an office building of 6,373 square feet for $1.37 million in Dallas, Texas, which serves as the office, quality control, testing area and drop shipment location for Dogness Group.

On March 16, 2018, the Company acquired all of the equity of Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). The Company paid total consideration of approximately $10.0 million in connection with the acquisition of equity of Meijia. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. Except for holding the land use right and the buildings, Meijia has no substantial business operations, nor has it had any production or sales activities since its inception. The Company plans to use this land use right and buildings as a production facility. The Company originally budgeted approximately RMB 110 million ($17.0 million) to develop the facility. The actual costs were adjusted based on additional work required for waterproofing, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of June 30, 2024, amounted to RMB 118.5 million ($18.4 million). The Meijia plant started test operations in August 2019 and started normal production in December 2019 upon passing the final inspection conducted by the local government. The Meijia plant has reached its designed production capacity in June 2021.

In July 2018, the Company entered a long-term lease that expires October 14, 2038 for 7,026 square meters of land and 5,000 square meters of buildings in Dongguan city. The Company plans to use this new property as a warehousing facility, given limited storage capacity at its other facilities. Lease expenses for this property were approximately $4.5 million, which amount was paid in full on October 9, 2018. The total budget was approximately RMB263.5 million ($36.3 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of June 30, 2024, the Company has made total payments of approximately RMB261.8 million ($36.0 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.7 million ($0.2 million), the Company plan to pay remaining payments within twelve months after June 30, 2024.

The Company’s subsidiary Dogness Culture (in the process of being liquidated as of the date of this report) also worked on a project to decorate a pet themed retail store. Total budget was RMB 2.2 million ($0.3 million). This project was fully completed during the year ended June 30, 2021. As of June 30, 2024, the Company has fully paid for the project. The project was terminated due to the liquidation of Dogness Culture.

In August 2022, the Company’s subsidiary, Dogness Dongguan, entered into a long-term lease commencing on September 1, 2022, and expiring on December 31, 2037, for a total of 13,600 square meters of warehouse space on Zhenxing Road, Dongcheng, Dongguan City. The Company plans to use this new property as an office, research and development, warehousing, and logistics center.

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

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a BVI business company limited by shares incorporated under the laws of the British Virgin Islands (“BVI”) on July 11, 2016. We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was incorporated in mainland China on May 15, 2009, and was established to develop and manufacture pet leash and related lanyard products. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace. Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”) and Jiasheng Enterprise (Hongkong) Co., Limited (“HK Jiasheng”) were incorporated in Hong Kong on March 10, 2009 and July 12, 2007, respectively, and were established to operate principally as trading companies.

A reorganization of the legal structure was completed on January 9, 2017. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to the Company. After the reorganization, the Company ultimately owns 100% of the equity interests of the entities mentioned above. As of the date of this Report, the Controlling Shareholder owns a 71.43% equity interest of the Company.

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

On March 16, 2018, the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. Dogness Culture was focusing on developing and expanding pet food market in China. As of the date of this report, Dogness Culture is in the process of being liquidated.

Revenues by products and services categories are summarized below:

	For the Years ended June 30,
	2024		2023		2022
Products and services category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	% of total Revenue

Products
Traditional pet products	$9,020,839	60.8%	$8,302,299	47.2%	$11,433,159	42.2%
Intelligent pet products	4,384,631	29.5%	7,404,407	42.1%	13,492,076	49.8%
Climbing hooks and others	1,355,016	9.1%	1,806,369	10.3%	1,761,341	6.5%
Total revenue from products	14,760,486	99.4%	17,513,075	99.6%	26,686,576	98.5%

Services
Dyeing services	87,416	0.6%	-	-%	342,561	1.3%
Other services	-	-%	71,379	0.4%	66,060	0.2%
Total revenue from services	87,416	0.6%	71,379	0.4%	408,621	1.5%
Total	$14,847,902	100.0%	$17,584,454	100.0%	$27,095,197	100.0%

During the year ended June 30, 2024, our products were sold in 39 countries. Our major customers include Mid Ocean Brands B.V., Anyi trading, Velcro Europe S.A., Digital ID Limited, Costco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. We also sold our products on popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and on those live streaming sales platforms hosted by influencers.

Export sales accounted for 67.8%, 64.0% and 53.7% of the total sales for the years ended June 30, 2024, 2023 and 2022, respectively, while China domestic sales accounted for 32.2%, 36.0% and 46.3% for the years ended June 30, 2024, 2023 and 2022, respectively. The breakdown of the sales by geographic areas is shown below:

	For the year ended June 30, 2024		For the year ended June 30, 2023		For the year ended June 30, 2022
Geographic location	Amount	% of total Revenue	Amount	% of total Revenue	Amount	% of total Revenue

Sales to international markets	$10,063,227	67.8%	$11,253,079	64.0%	$14,542,323	53.7%
Sales in China domestic market	4,784,675	32.2%	6,331,375	36.0%	12,552,874	46.3%
Total	$14,847,902	100.0%	$17,584,454	100.0%	$27,095,197	100.0%

For the year ended June 30, 2024, the Company’s four largest customers accounted for 20.8%, 17.2%, 5.1% and 5.0% of the Company’s total revenue, respectively. For the year ended June 30, 2023, the Company’s four largest customers accounted for 15.4%, 11.6%, 8.8% and 5.3% of the Company’s total revenue, respectively. For the year ended June 30, 2022, the Company’s four largest customers accounted for 23.4%, 6.7%, 6.7% and 5.7% of the Company’s total revenue, respectively.

Significant Highlights

The following highlights and developments for the year ended June 30, 2024:

On July 19, 2023, the Company’s board of directors approved the liquidation, dissolution, and termination of Dogness Culture following the signing of a termination agreement among Dogness Culture’s shareholders on May 8, 2023. As of the date of this report, Dogness Culture is in the process of being liquidated. Dogness Culture had completed deregistration with the PRC tax authority; however, deregistration with the PRC business administration department is still pending

On August 2, 2023, the Company announced that Dr. Yunhao Chen resigned as the Chief Financial Officer of the Company. Effective August 1, 2023, Ms. Aihua Cao is appointed as the Chief Financial Officer of the Registrant.

On August 14, 2023, the Company announced that Dr. Yunhao Chen has resigned as a member of the board of directors of the Company. This resignation followed Dr. Chen’s resignation of the Chief Financial Officer of the Company on August 1, 2023. Dr. Chen did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies or practices. On August 14, 2023, the Company announced that, upon the recommendation of the Nominating Committee of the Company, it had appointed Ms. Aihua Cao, and Ms. Cao consented to serve, as a member of the board of directors of the Company.

On November 6, 2023, the Company, announced (i) a share consolidation of the Company’s issued and outstanding Class A common shares (“Class A Shares”) at the ratio of twenty-for-one (the “Share Consolidation”) and (ii) an amendment of the Company’s Memorandum and Articles of Association (the “Amended and Restated M&A”) to change its authorized shares from 90,931,000 Class A Shares with $0.002 par value per share and 19,069,000 Class B common shares (“Class B Shares”) with $0.002 par value per share to an unlimited number of authorized Class A Shares and Class B Shares, each without par value. The Share Consolidation was effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price. Immediately prior to the effective date for the Share Consolidation, there were 31,055,259 Class A Shares outstanding. As a result of the Share Consolidation, there are approximately 1,552,763 Class A Shares outstanding (subject to redemptions of fractional shares). Before and after the Share Consolidation, the outstanding Class B Shares remaining the same as 9,069,000 shares.

In connection with the Share Consolidation, the aggregate number of warrant shares underlying the respective offerings of the Company which closed on July 19, 2021 (the “July 2021 Placement Agent Warrants”) and registered offering of the Company with certain institutional investors which closed on June 3, 2022 (the “June 2022 Investors Warrants”) have decreased from 174,249 to 8,713, and the aggregate number of warrant shares underlying the June 2022 Investors Warrants have decreased from 2,181,820 to 109,092, respectively.

On December 6, 2023, the Company announced that following the Company’s Share Consolidation, The Nasdaq Stock Market staff determined that for the 10 consecutive business days, from November 7, 2023, to November 20, 2023, the closing bid price of the Company’s Class A Shares had been at $1.00 per share or greater. Accordingly, the Company regained compliance with Listing Rule 5550(a)(2).

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

Results of Operations

Comparison of Operation Results for the Years Ended June 30, 2024 and 2023

The following table summarizes the results of our operations for the years ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year ended June 30, 2024		For the Year ended June 30, 2023		Changes
	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Revenues	$14,847,902	100.0%	$17,584,454	100.0%	$(2,736,552)	(15.6)%
Cost of revenues	11,725,188	79.0%	13,923,166	79.2%	(2,197,978)	(15.8)%
Gross profit	3,122,714	21.0%	3,661,288	20.8%	(538,574)	(14.7)%
Operating expenses
Selling expenses	1,129,671	7.6%	2,478,163	14.1%	(1,348,492)	(54.4)%
General and administrative expenses	7,838,024	52.8%	9,800,714	55.7%	(1,962,690)	(20.0)%
Research and development expense	610,439	4.1%	931,078	5.3%	(320,639)	(34.4)%
Loss from disposal of fixed assets	1,075,490	7.2%	15,306	0.1%	1,060,184	6,926.6%
Total operating expenses	10,653,624	71.8%	13,225,261	75.2%	(2,571,637)	(19.4)%
Loss from operations	(7,530,910)	(50.7)%	(9,563,973)	(54.4)%	2,033,063	(21.3)%
Other income (expenses)
Interest expense, net	(207,410)	(1.4)%	(330,824)	(1.9)%	123,414	(37.3)%
Foreign exchange gain	310,860	2.1%	800,403	4.6%	(489,543)	(61.2)%
Other income	541,468	3.6%	112,109	0.6%	429,359	383.0%
Rental income from related parties, net	337,743	2.3%	295,362	1.7%	42,381	14.3%
Total other income	982,661	6.6%	877,050	5.0%	105,611	12.0%
Loss before income taxes	(6,548,249)	(44.1)%	(8,686,923)	(49.4)%	2,138,674	(24.6)%
Income tax benefit	(491,600)	(3.3)%	(1,227,449)	(7.0)%	735,849	(59.9)%
Net loss	$(6,056,649)	(40.8)%	$(7,459,474)	(42.4)%	$1,402,825	(18.8)%

Revenues. Revenues decreased by approximately $2.7 million, or 15.6%, to approximately $14.8 million in fiscal 2024 from approximately $17.6 million in fiscal 2023. The decrease in revenue was primarily attributable to an approximately $3.0 million decrease in intelligent pet products and an approximately $0.5 million decrease in climbing hooks and others, offset by an approximately $0.7 million increase in traditional pet products.

Revenue by Products and Services Category

The breakdown of our revenue by products and services categories is as follows:

	For the Years ended June 30,
	2024		2023		Changes
Products and services category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Products
Traditional pet products	$9,020,839	60.8%	$8,302,299	47.2%	$718,540	8.7%
Intelligent pet products	4,384,631	29.5%	7,404,407	42.1%	(3,019,776)	(40.8)%
Climbing hooks and others	1,355,016	9.1%	1,806,369	10.3%	(451,353)	(25.0)%
Total revenue from products	14,760,486	99.4%	17,513,075	99.6%	(2,752,589)	(15.7)%

Services
Dyeing services	87,416	0.6%	-	-%	87,416	-%
Other services	-	-%	71,379	0.4%	(71,379)	(100.0)%
Total revenue from services	87,416	0.6%	71,379	0.4%	16,037	22.5%
Total	$14,847,902	100.0%	$17,584,454	100.0%	$(2,736,552)	(15.6)%

	Total Revenue for the years ended June 30,		Units sold	Units sold	Variance in Units	% of units	Average unit price		Price
Products	2024	2023	in 2024	in 2023	sold	variance	2024	2023	Difference
Traditional pet products	$9,020,839	$8,302,299	15,180,171	10,949,243	4,230,928	38.6%	$0.6	$0.8	$(0.2)
Intelligent pet products	4,384,631	7,404,407	250,200	373,796	(123,596)	(33.1)%	17.5	19.8	(2.3)
Climbing hooks and others	1,355,016	1,806,369	704,069	940,733	(236,664)	(25.2)%	1.9	1.9	-
Total	$14,760,486	$17,513,075	16,134,440	12,263,772	3,870,668	31.6%	$0.9	$1.4	$(0.5)

Traditional pet products

Revenue from traditional pet products increased by approximately $0.7 million, or 8.7%, from approximately $8.3 million in fiscal 2023 to approximately $9.0 million in fiscal 2024. The increase was mainly due to an increase in sales volume in fiscal 2024 compared to fiscal 2023. Among the total revenue increase, approximately $1.2 million increase was from sales in overseas markets, offset by a decrease of approximately $0.5 million in Chinese domestic market.

Intelligent pet products

Revenue from intelligent pet products decreased by approximately $3.0 million, or 40.8%, from approximately $7.4 million in fiscal 2023 to approximately $4.4 million in fiscal 2024. The decrease was mainly driven by a decrease of 33.1% in sales volume and a decrease in average selling price of $2.3 per unit in fiscal 2024 compared to fiscal 2023. Among the total revenue decrease, approximately $0.8 million was due to the decreased sales in Chinese domestic market, while the remaining approximately $2.2 million decrease was from sales in overseas markets. As consumers cutback household spending under weak economy and inflation pressure, many choose to cut spending on intelligent pet products and entertaining pet products, in order to keep adequate budget for inelastic expenditures such as pet food.

Climbing hooks and others

Revenue from climbing hooks and other decreased by approximately $0.5 million, or 25.0%, from approximately $1.8 million in fiscal 2023 to approximately $1.4 million in fiscal 2024. The decrease was mainly driven by a decrease in sales volume.

Dyeing services

We utilize our manufacturing capability and color dyeing technology to provide dyeing solutions to customers. Our services involve applying dyes or pigments on ribbons made of textile materials such as fibers, yarns, and fabrics to achieve the customer’s desired color fastness and quality. We recognize revenue at the point when dyeing solutions and related services are rendered, and the products after dyeing are delivered and accepted by the customers. We earned dyeing services fees of $0.1 million and $Nil in fiscal 2024 and 2023, respectively.

Sales to related parties

Dogness Network Technology Co., Ltd (“Dogness Network”) is a related party due to our ownership of 10% of the equity of the company. Dogness Technology Co., Ltd (“Dogness Technology”) was a related party because its legal representative was Junqiang Chen, the relative of our Chief Executive Officer. Mr. Junqiang Chen ceased to be the legal representative on December 31, 2023, and Dogness Technology ceased to be a related party as of such time.

We sold certain intelligent pet products to Dogness Network and Dogness Technology, and accordingly reported related party sales in aggregate of $0.1 million and $1.7 million, which accounted for 0.7% and 9.7% of our total revenue in fiscal 2024 and 2023, respectively.

Cost of revenue associated with the sales to these two related parties amounted to $0.1 million and $1.2 million in fiscal 2024 and 2023, respectively.

Revenue by Geographic Area

The breakdown of our revenue by geographic areas is as follows:

	For the Years Ended June 30,
	2024		2023		Changes
Geographic Area	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Mainland China	$4,784,675	32.2%	$6,331,375	36.0%	$(1,546,700)	(24.4)%
United States	2,854,965	19.2%	6,221,436	35.4%	(3,366,471)	(54.1)%
Europe	2,049,185	13.8%	1,596,603	9.1%	452,582	28.3%
Japan and other Asian countries and regions	4,058,240	27.3%	2,572,091	14.6%	1,486,149	57.8%
Australia	421,673	2.8%	531,906	3.0%	(110,233)	(20.7)%
Canada	350,296	2.4%	294,241	1.7%	56,055	19.1%
Central and South America	328,868	2.3%	36,802	0.2%	292,066	793.6%
Total	$14,847,902	100.0%	$17,584,454	100.0%	$(2,736,552)	(15.6)%

International sales products and services category

The breakdown of sales by products and services categories in international markets is as follows:

	For the Years ended June 30,
	2024		2023		Changes
Products and services category	Amount	% of total International Revenue	Amount	% of total International Revenue	Amount	%

Traditional pet products	$6,942,938	69.0%	$5,710,572	50.7%	$1,232,366	21.6%
Intelligent pet products	2,364,143	23.5%	4,611,727	41%	(2,247,584)	(48.7)%
Climbing hooks and others	756,146	7.5%	930,780	8.3%	(174,634)	(18.8)%
Total	$10,063,227	100.0%	$11,253,079	100%	$(1,189,852)	(10.6)%

Our total sales in international markets decreased by approximately $1.2 million or 10.6% to approximately $10.1 million in fiscal 2024, from approximately $11.3 million in fiscal 2023. The decrease in our international sales due to a significant decrease in sales volume of intelligent pet products in fiscal 2024.

We had increase by 21.6% in traditional pet products sales in fiscal 2024 as compared to fiscal 2023. Sales of our intelligent pet products decreased by 48.7% in fiscal 2024 as compared to fiscal 2023.

Domestic sales by products and services category

The breakdown of sales by products and services categories in China domestic market is as follows:

	For the Years ended June 30,
	2024		2023		Changes
Products and services category	Amount	% of total China domestic Revenue	Amount	% of total China domestic Revenue	Amount	%

Traditional pet products	$2,077,901	43.4%	$2,591,727	41.0%	$(513,826)	(19.8)%
Intelligent pet products	2,020,488	42.2%	2,792,680	44.1%	(772,192)	(27.7)%
Climbing hooks and others	598,870	12.5%	875,589	13.8%	(276,719)	(31.6)%
Dyeing services	87,416	1.9%	-	-%	87,416	-%
Other services	-	-%	71,379	1.1%	(71,379)	(100.0)%
Total	$4,784,675	100.0%	$6,331,375	100.0%	$(1,546,700)	(24.4)%

Our domestic sales decreased by approximately $1.5 million or 24.4%, from approximately $6.3 million in fiscal 2023 to approximately $4.8 million in fiscal 2024. The decrease was mainly due to a decrease in customer orders caused by intense competition in the domestic market.

Our domestic sales of traditional pet products and intelligent pet products decreased by 19.8% and 27.7% in fiscal 2024 as compared to fiscal 2023.

Cost of revenues

Our cost of revenues decreased by approximately $2.2 million or 15.8%, from approximately $13.9 million in fiscal 2023 to approximately $11.7 million in fiscal 2024. As a percentage of revenues, the cost of revenues decreased by approximately 0.2 percentage points, decreasing to 79.0% in fiscal 2024 from 79.2% in fiscal 2023. The decreased cost of revenues was the result of the decrease in average unit cost.

Gross profit

Our gross profit decreased by approximately $0.5 million or 14.7%, from approximately $3.7 million in fiscal 2023 to approximately $3.1 million in fiscal 2024, primarily attributable to the decreased sales volume of our intelligent pet products. Overall gross profit margin was 21.0% in fiscal 2024, an increase of 0.2 percentage points, as compared to 20.8% in fiscal 2023.

Gross profit by products and services category

The breakdown of gross profit by products and services categories is as follows:

	For the Year ended June 30,
	2024		2023		Changes
Products and services category	Amount	Gross profit %	Amount	Gross profit %	Amount	Gross profit Pct. Pt.
Traditional pet products	$1,439,101	16.0%	$1,178,545	14.3%	$260,556	1.7	pct.
Intelligent pet products	1,241,599	28.3%	1,804,804	24.4%	(563,205)	3.9	pct.
Climbing hooks and others	473,338	34.9%	616,282	34.2%	(142,944)	0.7	pct.
	3,154,038	21.4%	3,599,631	20.6%	(445,593)	0.8	pct.
Services
Dyeing services	(31,324)	(35.8)%	-	-%	(31,324)	(35.8	)pct.
Other services	-	-%	61,657	86.5	(61,657)	(86.5	)pct.
Total	$3,122,714	21.0%	$3,661,288	20.8%	$(538,574)	0.2	pct.

Gross profit for traditional pet products increased by approximately $0.3 million in fiscal 2024 as compared to fiscal 2023. Gross profit margin increased by 1.7 percentage points from 14.3% in fiscal 2023 to 16.0% in fiscal 2024, mainly due to a decrease of $0.15 per unit in average unit cost.

Gross profit for intelligent pet products decreased by approximately $0.6 million from approximately $1.8 in fiscal 2023 to approximately $1.2 million in fiscal 2024, mainly driven by a 33.1% decrease in the sales volume. Gross profit margin increased by 3.9 percentage point from 24.4% in fiscal 2023 to 28.3% in fiscal 2024, mainly driven by a decrease of $2.42 per unit in average unit cost.

Gross profit for climbing hooks and others decreased by approximately $0.1 million from approximately $0.6 million in fiscal 2023 to $0.5 million in fiscal 2024, mainly driven by a 25.2% decrease in the sales volume. Overall gross margin for climbing hook increased by 0.7 percentage points from 34.2% in fiscal 2023 to 34.9% in fiscal 2024, mainly driven by a decrease of $0.02 in average unit cost due to a shift toward lower cost traditional products.

Expenses

	For the Years ended June 30,
	2024	2024	2023	2023	Changes
	Amount	% of total Expense	Amount	% of total Expense	Amount	%
Selling expenses	$1,129,671	$10.6%	$2,478,163	18.8%	$(1,348,492)	(54.4)%
General and administrative expenses	7,838,024	73.6%	9,800,714	74.1%	(1,962,690)	(20.0)%
Research and development expenses	610,439	5.7%	931,078	7.0%	(320,639)	(34.4)%
Loss from disposal of fixed assets	1,075,490	10.1%	15,306	0.1%	1,060,184	(6,926.6)%
Total	$10,653,624	$100.0%	$13,225,261	100.0%	$(2,571,637)	(19.4)%

Selling expenses. Selling expenses primarily include expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses decreased by approximately $1.3 million or 54.4%, from approximately $2.5 million in fiscal 2023 to approximately $1.1 million in fiscal 2024. The decrease was due to less marketing research activities. As a percentage of sales, our selling expenses were 7.6% and 14.1% of our total revenues in fiscal 2024 and 2023, respectively.

General and administrative expenses. Our general and administrative expenses include employee salaries, welfare and insurance expenses, depreciation and bad debt expenses, as well as consulting expenses. General and administrative expenses decreased by approximately $2.0 million or 20.0% from approximately $9.8 million in fiscal 2023 to approximately $7.8 million in fiscal 2024. The decrease was mainly due to less professional consultant fees and decoration expenses. As a percentage of sales, our general and administrative expenses were 52.8% and 55.7% of our total revenues in fiscal 2024 and 2023, respectively.

Research and development expenses. Our research and development expenses decreased by approximately $0.3 million or 34.4%, from approximately $0.9 million in fiscal 2023 to approximately $0.6 million in fiscal 2024 As a percentage of sales, our research and development expenses were 4.1% and 5.3% of our total revenues for in fiscal 2024 and 2023, respectively. We expect research and development expenses to continue to increase as we expand our research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Other income, net. Other income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties and other income or expenses. Other income increased by approximately $0.1 million or 12.0%, from approximately $0.9 million in fiscal 2023 to approximately $1.0 million in fiscal 2024. The increase was mainly attributable to an increase of approximately $0.4 million in other income, a decrease of approximately $0.1 million in interest expense, offset by a decrease of approximately $0.5 million in foreign exchange gain.

Income tax benefit. Income tax benefit decrease by approximately $0.7 million or 69.9%, from approximately $1.2 million in fiscal 2023 to approximately $0.5 million in fiscal 2024.

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2024. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

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

Net loss. As a result of the foregoing, our net loss decreased by approximately $1.4 million or 18.8%, from approximately $7.5 million in fiscal 2023 to approximately $6.1 million in fiscal 2024.

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

Revenue by Products and Services Type

The breakdown of our revenue by products and services categories is as follows:

	For the Years ended June 30,
	2023		2022		Changes
Products and services category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Products
Traditional pet products	$8,302,299	47.2%	$11,433,159	42.2%	$(3,130,860)	(27.4)%
Intelligent pet products	7,404,407	42.1%	13,492,076	49.8%	(6,087,669)	(45.1)%
Climbing hooks and others	1,806,369	10.3%	1,761,341	6.5%	45,028	2.6%
Total revenue from products	17,513,075	99.6%	26,686,576	98.5%	(9,173,501)	(34.4)%

Services
Dyeing services	-	-%	342,561	1.3%	(342,561)	(100.0)%
Other services	71,379	0.4%	66,060	0.2%	5,319	8.1%
Total revenue from services	71,379	0.4%	408,621	1.5%	(337,242)	(82.5)%
Total	$17,584,454	100.0%	$27,095,197	100.0%	$(9,510,743)	(35.1)%

	Total Revenue for the years ended June 30,		Units sold	Units sold	Variance in Units	% of units	Average unit price		Price
Products	2023	2022	in 2023	in 2022	sold	variance	2023	2022	Difference
Traditional pet products	$8,302,299	$11,433,159	10,949,243	10,813,092	136,151	1.3%	$0.8	$1.1	$(0.3)
Intelligent pet products	7,404,407	13,492,076	373,796	441,042	(67,246)	(15.2)%	19.8	30.6	(10.8)
Climbing hooks and others	1,806,369	1,761,341	940,733	1,040,551	(99,818)	(9.6)%	1.9	1.7	0.2
Total	$17,513,075	$26,686,576	12,263,772	12,294,685	(30,913)	(0.3)%	$1.4	$2.2	$(0.8)

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

Sales to related parties

Dogness Network Technology Co., Ltd (“Dogness Network”) is a related party due to our ownership of 10% of the equity of the company. Dogness Technology Co., Ltd (“Dogness Technology”) was a related party because its legal representative was Junqiang Chen, the relative of our Chief Executive Officer. Mr. Junqiang Chen ceased to be the legal representative on December 31, 2023, and Dogness Technology ceased to be a related party as of such time.

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

Gross profit by products and services type

The breakdown of gross profit by product types is as follows:

	For the Year ended June 30,
	2023		2022		Changes
Products	Amount	Gross profit %	Amount	Gross profit %	Amount	Gross profit Pct. Pt.
Traditional pet products	$1,178,545	14.3%	$3,670,566	32.1%	$(2,492,021)	(17.8	)pct
Intelligent pet products	1,804,804	24.4%	5,909,099	43.8%	(4,104,295)	(19.4	)pct
Climbing hooks and others	616,282	34.2%	535,758	30.4%	80,524	3.8	pct
	3,599,631	20.6%	10,115,423	37.9%	(6,515,792)	(17.3	)pct
Services
Dyeing services	-	-%	(35,272)	(10.3)%	35,272	10.3	pct
Other services	61,657	86.5%	58,914	89.2	2,743	(2.7	)pct
Total	$3,661,288	20.8%	$10,139,065	37.4%	$(6,477,777)	(16.6	)pct

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

Expenses

	For the Years ended June 30,
	2023	2023	2022	2022	Changes
	Amount	% of total Expense	Amount	% of total Expense	Amount	%
Selling expenses	$2,478,163	$18.8%	$2,077,174	20.6%	$400,989	19.3%
General and administrative expenses	9,800,714	74.1%	6,742,687	67.0%	3,058,027	45.4%
Research and development expenses	931,078	7.0%	917,227	9.1%	13,851	1.5%
Loss from disposal of fixed assets	15,306	0.1%	327,921	3.3%	(312,615)	(95.3)%
Total	$13,225,261	$100.0%	$10,065,009	100%	$3,160,252	31.4%

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

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended June 30,
	2024	2023	2022
Net cash provided by (used in) operating activities	$813,826	$(8,902,265)	$6,160,458
Net cash used in investing activities	(3,444,863)	(1,455,354)	(14,741,379)
Net cash provided by (used in) financing activities	5,213,839	(1,066,364)	20,868,786
Effect of exchange rate change on cash and cash equivalents	(109,676)	(698,581)	(617,747)
Net increase (decrease) in cash and cash equivalents	2,473,126	(12,122,564)	11,670,118
Cash and cash equivalents, beginning of year	4,483,308	16,605,872	4,935,754
Cash and cash equivalents, end of year	$6,956,434	$4,483,308	$16,605,872

Operating Activities

Net cash provided by operating activities was approximately $0.8 million in fiscal 2024, including net loss of approximately $6.1 million, adjusted for non-cash items for approximately $6.1 million (including depreciation and amortization of approximately $2.8 million, amortization of right of use lease assets of approximately $1.2 million, share based compensation for services of approximately $1.1 million and loss from disposition of property, plant and equipment of approximately $1.1 million), and adjustments for changes in working capital approximately $0.8 million. The adjustments for changes in working capital mainly include increase of approximately $0.4 million in accrued expenses and other liabilities, increase of approximately $0.4 million in account payable, increase of approximately $0.4 million in lease liabilities and decrease of approximately $0.3 million in prepayments and other current assets (including related parties), offset by increase of approximately $0.4 million in inventories and increase of approximately $0.4 million in account receivable (including related parties).

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

Investing Activities

Net cash used in investing activities was approximately $3.4 million in fiscal 2024, primarily due to the spending of approximately $3.5 million on our construction projects for improvement of our manufacturing facilities and warehouse and purchased machinery and equipment.

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

Financing Activities

Net cash provided by financing activities was approximately $5.2 million in fiscal 2024. During fiscal 2024, we had net proceeds from private placement of approximately $4.9 million, net proceeds from related parties of approximately $0.4 million and proceeds from exercise warrants of approximately $0.3 million, offset by net repayment bank loans was of approximately $0.5 million.

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

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2024:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$18,807,402	$2,909,076	$1,950,852	$2,146,678	$11,800,796
Repayment of bank loan (2)	4,969,454	1,653,739	2,884,025	431,690	-
Capital injection obligation (3)	1,579,648	-	1,579,648	-	-
Capital expenditures on Dongguan Jiasheng (4)	240,582	240,582	-	-	-
Total	$25,597,086	$4,803,397	$6,414,525	$2,578,368	$11,800,796

(1)	The Company had various outstanding non-cancellable operating lease agreements.

(2)	As of June 30, 2024, the Company had a loan balance of RMB36.1 million ($5.0 million) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with different effective interest rate.

(3)	The Company is obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of June 30, 2024, future registered capital contribution commitments for Meijia was RMB11.5 million ($1.6 million). Subsequently to June 30, 2024, the Company further made additional capital contribution RMB1.8 ($0.3 million) in Meijia As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB9.6million ($1.3 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

(4)	Dongguan Jiasheng had a construction project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall. The total budget is approximately RMB263.5 million ($36.3 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of June 30, 2024, the Company has made total payments of approximately RMB263.5 million ($36.3 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.7 million ($0.2 million), the Company plan to pay remaining payments in twelve months after June 30, 2024.

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

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 67.8%, 64.0% and 53.7% of our revenue for the years ended June 30, 2024, 2023 and 2022, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

Foreign currency translation adjustments amounted to a loss of $0.2 million, $6.2 million and $3.2 million in fiscal 2024, 2023 and 2022, respectively. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of comprehensive income (loss). The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	June 30, 2024	June 30, 2023	June 30, 2022
Year-end spot rate	$1=RMB7.2672	$1=RMB7.2513	$1=RMB6.6981
Average rate	$1=RMB7.2248	$1=RMB6.9536	$1=RMB6.4554

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. In fiscal 2024, the value of the RMB appreciated in relation to the U.S. dollar by approximately 0.22%. In fiscal 2023, the value of the RMB appreciated in relation to the U.S. dollar by approximately 8.26%. In fiscal 2022, the value of the RMB depreciated in relation to the U.S. dollar by 3.70%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

RMB against the USD (%)
2024	0.22%
2023	8.26%
2022	(3.70)%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2024, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Revenue recognition

The Company adopted ASC 606 Revenue from Contract with Customers (“ASC606”) for all periods presented. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2024, 2023 and 2022, the Company did not provide any sales incentives to its customers.

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

As of June 30, 2024 and 2023, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2024, 2023 and 2022 are disclosed in notes of the consolidated financial statements.

Accounts Receivable, net

Accounts receivable are presented net of allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2024, the years from fiscal 2022 to fiscal 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

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

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information to conform to current-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Silong Chen	43	Chief Executive Officer and Director
Aihua Cao	56	Chief Financial Officer and Director
Qingshen Liu	52	Independent Director
Zhiqiang Shao	51	Independent Director (Audit Committee Chair)
Changqing Shi	43	Independent Director

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

Aihua Cao

Effective August 16, 2023, we entered a written employment agreement with Ms. Cao to serve as our Chief Financial Officer. Under the terms of Ms. Cao’s employment agreement, she was entitled to base compensation of $3,500 per month. Ms. Cao’s employment agreement has no expiration date but may be terminated at any time for any reason or for no reason, with or without cause, by either party upon presentation of 30 days’ prior notice. The employment can be terminated immediately under certain circumstances specified under section 7 of the employment agreement.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2024, 2023 and 2022 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of each of June 30, 2024, 2023 and 2022, we had five (5) directors. Other than Qingshen Liu, who received approximately $8,000, $8,000 and 8,000 for services in each of 2024, 2023 and 2022 and Changqing Shi, who received approximately $9,000, $9,000 and $9,000 for services in fiscal 2024, 2023 and 2022, none of the Non-Employee Directors received any compensation in fiscal year 2024, 2023 and 2022, and Mr. Silong Chen and Aihua Cao did not receive any compensation other than as employees of our company.

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

C. Board Practice

Board of Directors and Board Committees

Our Board of Directors currently consists of five (5) directors. A majority of our directors (namely, Liu, Shi and Shao) are independent, as such term is defined by the Nasdaq Capital Market.

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

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. Each committee has three members, and each member is independent, as such term is defined by the Nasdaq Capital Market. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers and has authority to make grants under our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

The members of the audit committee, the compensation committee and the nominating committee are set forth below. All such members qualify as independent under the rules of the Nasdaq Capital Market.

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

Compensation Recoupment (Clawback) Policy

We maintain a compensation clawback policy, which we adopted in November 2023 in compliance with Nasdaq listing requirements. In the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. The Compensation Committee administers the Company’s Clawback Policy and has discretion to determine how to seek recovery under the policy and may forgo recovery if it determines that recovery would be impracticable.

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

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our directors, officers and employees in connection with our application to list on the Nasdaq Capital Market. Our Code of Business Conduct and Ethics requires us to comply with applicable laws, regulations and rules; keep accurate corporate records; avoid conflicts of interest; maintain corporate confidentiality; refrain from insider trading, corruption, harassment and other inappropriate behavior; and encourage reporting of any known or suspected violations without fear of reprisal.

D. Employees

As of October 16, 2024, we employed a total of 205 full-time and 44 part-time employees. As of June 30, 2023, we employed a total of 197 full-time and 42 part-time employees. As of June 30, 2023, we employed a total of 309 full-time and 8 part-time employees.

Department	October 16, 2024	June 30, 2024	June 30, 2023	June 30, 2022
Senior Management	8	8	9	11
Human Resources & Administration	9	9	9	9
Finance	9	9	11	13
Research & Development	12	12	15	22
Production & Procurement (full time)	153	146	141	205
Production & Procurement (part time)	44	42	34	59
Sales & Marketing	14	13	12	12
Total	249	239	231	331

All but five (5) of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2024, we contributed in aggregate approximately $370,000 to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2023, we contributed in aggregate approximately $360,000 to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2022, we contributed in aggregate approximately $0.5 million to the employee benefit plans and social insurance but did not provide housing funds. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

As of the date of this report, our company is authorized to issue an unlimited number of authorized Class A Common Shares and Class B Common Shares with no par value per share, of which 3,661,658 Class A Common Shares are issued and outstanding, and 9,069,000 authorized Class B Common Shares are issued and outstanding as of October 16, 2024. Mr. Chen, through Fine victory holding company Limited, is the only holder of Class B Common Shares. Our Class B Common Shares have ten votes per share, and our Class A Common Shares have one vote per share; however, Class A and Class B Common Shares have identical economic rights.

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

Unless otherwise provided in the grant, any options granted will vest at a rate of one third (1/3) per year for three (3) years and have a per share exercise price equal to the fair market value of one of our Common Shares on the date of grant. As of October 16, 2024, we had outstanding options to purchase an aggregate of 75,000 Class A Common Shares that are exercisable at a purchase price of $1.00 per share, of which 50,000 were vested. We may grant options under this pool to certain other employees in the future. We have not yet determined the recipients of any such grants.

Common Shares

General

All of our outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Common Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares. As of the date of this report, we have (a) 9,069,000 Class B Common shares and (b) 3,661,658 Class A Common Shares issued and outstanding.

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

Voting

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each holder of Class A shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Common Share which such shareholder holds and each Class B Holder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have ten votes for each Class B Common Share which such shareholder holds.

Listing

Our Class A Common Shares are listed on the Nasdaq Capital Market under the symbol “DOGZ.”

Transfer agent and registrar

The transfer agent and registrar for the Class A Common Shares and Class B Common Shares is Transhare Corporation, 17755 North Us Highway 19 Suite 140 Clearwater, FL 33764.

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

Redemption of Common Shares

Subject to the provisions of the BVI Business Companies Act (As Revised), we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Business Companies Act (As Revised), the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Common Shares as of October 16, 2024 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;
●	Each of our directors and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 3,661,658 Class A Common Shares and 9,069,000 Class B Common Shares outstanding as of October 16, 2024. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 27, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217. As of the date of the report, we have approximately 9 shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our Common Shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of Voting
	Number	Percent	Power (2)
Named Executive Officers and Directors:
Silong Chen(3)	9,094,000	96.17%	96.15%
Zhiqiang Shao	0	0%	-
Changqing Shi	0	0%	-
Qingshen Liu	0	0%	-
Aihua Cao (4)	0	0%	-
5% or Greater Shareholders
Fine victory holding company Limited	9,069,000	96.12%	96.12%
Mi Zhang(5)	200,000	5.46%	2.12%
Xuzhong Xu(6)	500,000	13.66%	5.23%
Yuzhang Zhou(7)	500,000	13.66%	5.23%
TingTing Jiang(8)	200,000	5.46%	2.12%
Yuhua Lin (9)	600,000	16.39%	6.36%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Common Shares and granted options to the extent such options will be vested within 60 days after October 16, 2024.

(2)	Class A Common Shares have one vote per share. Class B Common Shares have ten votes per share.

(3)	Consists of 9,069,000 Class B Common Shares held by Fine victory holding company Limited, of which Silong Chen may be deemed to have voting and dispositive power, 500,000 Class A Common Shares (25,000 shares retrospectively restated for effect of reverse stock split on November 7, 2023), and vested options to purchase 50,000 Class A Common Shares (2,500 shares retrospectively restated for effect of reverse stock split on November 7, 2023). Due to his ownership of all outstanding Class B Common Shares (which have ten votes per share rather than one vote like Class A Common Shares), Mr. Silong Chen has substantial control over Dogness.

(4)	Aihua Cao started to serve as our Chief Financial Officer since August 16, 2023.

(5)	Holds 200,000 Class A Common Shares issued in the May 2024 PIPE.

(6)	Holds 500,000 Class A Common Shares issued in the May 2024 PIPE.

(7)	Holds 500,000 Class A Common Shares issued in the May 2024 PIPE.

(8)	Holds 200,000 Class A Common Shares issued in the May 2024 PIPE.

(9)	Holds 600,000 Class A Common Shares issued in the May 2024 PIPE.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since July 1, 2020, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party. The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen (no longer as a related party after December 31, 2023)

(1) Due from related parties

Due from related parties consist of mainly rent receivables from the following:

	As of	As of
	June 30, 2024	June 30, 2023

Linsun	$97,037	$87,430
Total	$97,037	$87,430

(2) Due to related parties

Due to related parties consist of the following:

	As of	As of
	June 30, 2024	June 30, 2023

Mr. Silong Chen	$512,499	$80,327
Dogness Network	5,504	5,516
Total	$518,003	$85,843

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

(3) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s bank loans. (See Note 8).

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
	2024	2023	2022
Dogness Network	$52,830	$1,543,979	$1,806,732
Dogness Technology	48,625	156,194	405,847
Total	$101,455	$1,700,173	$2,212,579

Cost of revenue associated with the sales to these related parties amounted to $82,955, $1,162,314 and $1,301,180 for the years ended June 30, 2024, 2023 and 2022, respectively.

(5) Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of	As of
	June 30, 2024	June 30, 2023

Accounts receivable - related parties:
Dogness Network	$582,182	$1,133,092
Dogness Technology	-	139,292
Total	$582,182	$1,272,384

As of June 30, 2024, total accounts receivable from related parties amounted to $582,182, of which $41,405 has been collected subsequent to year end.

(6) Advance to supplier- related party

Advance to supplier from related parties consisted of the following:

	As of	As of
	June 30, 2024	June 30, 2023

Advance to supplier - related party:
Linsun	$50,908	$239,729
Total	$50,908	$239,729

(7) Purchase from related parties

During the years ended June 30, 2024, 2023 and 2022, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $288,791, $565,548 and $3,199,833 for the years ended June 30, 2024, 2023 and 2022, respectively.

8) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the year ended June 30, 2024, 2023 and 2022, the Company recorded rent income of $477,121, $434,625 and $462,210 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $35,000 and is subject to 15% increase every three years. This lease agreement was terminated in October, 2022. For the years ended June 30, 2024, 2023 and 2022, the Company recorded rent income of $nil, $10,952 and $78,251 as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years.Annual lease payment from Dogness Technology amounted to approximately $1,700. For the years ended June 30, 2024, 2023 and 2022, the Company recorded rent income of $1,660 ($830 recorded in rental income from related parties), $1,584 and $1,706 as other income through leasing the manufacturing facilities to Dogness Technology. Dogness Technology is no longer a related party after December 31, 2023.

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

Item 9. The Offer and Listing

A. Offer and listing details

We completed our initial public offering on December 18, 2017. Our Class A Common Shares trade under the trading symbol “DOGZ” on the Nasdaq Capital Market.

As of October 16, 2024, there were approximately 5 holders of record of our Class A Common Shares. This excludes our Class A Common Shares owned by shareholders holding Class A Common Shares under nominee security position listings. On October 15, 2024, the last reported trading price of our Class A Common Shares as reported on the Nasdaq Capital Market was $38.56 per common share.

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Class A Common Shares are listed on the Nasdaq Capital Market under the symbol “DOGZ.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-220547, filed with the SEC on September 20, 2017, as amended. And Third Amended and Restated Memorandum and Articles of Association filed as exhibit 3.1 to the Form 6-K with the SEC on November 6, 2023.

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

On May 9, 2024, the Company entered into a securities purchase agreement with various purchasers pursuant to which the Company agreed to issue and sell to the purchasers and the purchasers agreed to purchase from the Company, an aggregate of 2,000,000 Class A common shares, without par value of the Company, at a price of US$2.50 per share for aggregate gross proceeds of US$5,000,000. The Shares are being sold in a transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Regulation S thereunder. Each Purchaser understands that the Shares have not been registered under the Securities Act and will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom. No placement agent was involved in the Transaction.

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

Mainland China Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1, 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of our Chinese subsidiaries, Dongguan Dogness and Dongguan Jiasheng, even though the VAT rate range up to 13%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Common Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Common Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Common Shares, including the effects of any change in law after the date of this report.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending June 30, 2024. Our actual PFIC status for the current taxable year ending June 30, 2024 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Common Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Common Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

In the year ended June 30, 2024, we had approximately $5.0 million in outstanding bank loans, with weighted average annual interest rates of 5.73%. As of June 30, 2024, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit/loss attributable to equity owners of our company would have been approximately RMB0.4 million ($0.05 million) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

The Company had short-term investments of $Nil, $Nil and $52,255 as of June 30,2024, 2023 and 2022, respectively. The Company recorded interest income of $Nil, $13,190 and $1,385 for the years ended June 30, 2024, 2023 and 2022, respectively. We had no long-term held-to-maturity investments as of June 30, 2024, 2023 and 2022.

Foreign Exchange Risk

Our foreign currency translation adjustments amounted to a loss of $0.2 million, $6.2 million and $3.2 million in fiscal 2024, 2023 and 2022, respectively. Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 3.70% in 2022, appreciated by approximately 8.26% in 2023 and further appreciated 0.22% in fiscal 2024. We will continue to monitor exposure to currency fluctuations.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

A.	Not applicable.

B.	On November 6, 2023, the Company announced an amendment to its Memorandum and Articles of Association (the “Amended and Restated M&A”) to change the voting rights of each Class B share, conferring upon the holder the right to ten (10) votes on any resolution of members, increased from the previous three (3) votes.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

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

As of June 30, 2024, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2024. Based on the assessment, management determined that, as of June 30, 2024, our internal control over financial reporting was not effective as we did not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedures.

(c) Attestation report of the registered public accounting firm.

Not applicable.

(d) Changes in internal control over financial reporting.

In response to the above-mentioned material weaknesses, the Company have engaged third party consultant with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP. The management plans to further remediate material weaknesses in internal control over financial reporting identified by implementing the following measures:

(i)	Recruit qualified accounting personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting;

(ii)	Improve the communication between management and board of directors and establish appropriate approval procedures for all material and non-routine transactions.

(iii)	Develop and conduct internal control training to executive officers, management personnel, and finance and accounting departments, so that management and key personnel understand the requirements of internal control over financial reporting under the SEC rules.

The Company also plans to take additional steps to strengthen our internal control over financial reporting, including training of the current accounting personal regarding U.S. GAAP and SEC reporting regulations; establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that Mr. Zhiqiang Shao qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that Mr. Zhiqiang Shao and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.dognesspet.com.

Item 16C. Principal Accountant Fees and Services

Audit Alliance LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2023 and fiscal 2024.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year 2024, Audit Alliance LLP’s audit fees were $160,000.

During fiscal year 2023, Audit Alliance LLP’s audit fees were $160,000, and Prager Metis CPAs, LLC’s audit fees were $0.

Audit Related Fees

During fiscal year 2024, Audit Alliance LLP’s audit-related fees were $15,070.

During fiscal year 2023, Audit Alliance LLP’s audit-related fees were $4,700.

Tax Fees

During fiscal year 2024, Audit Alliance LLP’s tax fees were $0.

During fiscal year 2023, Audit Alliance LLP’s tax fees were $0.

All Other Fees

During fiscal year 2024, Audit Alliance LLP’s other fees were $40,000.

During fiscal year 2023, Audit Alliance LLP’s other fees were $40,000, and Prager Metis CPAs, LLC’s other fess were $48,000.

Audit Committee Pre-Approval Policies

Before Audit Alliance LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Audit Alliance LLP have been approved.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2024.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable BVI law. In addition, because our Class A Common Shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Class A Common Shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, we are permitted to adhere to home country practices in lieu of the aforementioned requirements. In August 2024, the Board of Directors adopted an ordinary resolution pursuant to Nasdaq Listing Rule 5615(a), electing to follow the laws of the British Virgin Islands in lieu of certain Nasdaq Listing Rules. Specifically, the Company has chosen to follow BVI law regarding annual meeting requirements, opting not to hold regularly scheduled Independent Director meetings. Additionally, the Company will issue securities without shareholder approval in cases involving the acquisition of stock or assets, equity-based compensation, changes of control, and non-public transactions, as outlined under Nasdaq Rules 5635(a)-(d). The Company also elects not to disclose agreements regarding director compensation with third parties and will not distribute annual or interim reports to shareholders.

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

Item 16 H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We regularly monitor and test our safeguards and regularly conduct training for our employees on these safeguards in collaboration with the administrative department and management. Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our IT department, to manage the risk assessment and mitigation process.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Company’s Board of Directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and the prevention, mitigation and remediation of material cybersecurity incidents and risks. Our Chief Executive Officer, as the management representative, reports to the Board of Directors on an annually basis with respect to the status and updates of any material cybersecurity risks our Company may face and on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

In fiscal year 2024, we did not experience any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers, customers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

1.1*	Articles of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
1.2*	Memorandum of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
1.3*	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed with the SEC on November 6, 2023)
2.1*	Specimen Class A Common Share Certificate (incorporated by reference to registration statement on Form F-1, no. 333-220547)

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
2.3*	Form of Underwriter Warrant (incorporated by reference to registration statement on Form F-1, no. 333-220547)
2.4*	Form of Incentive Securities Plan (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.1*	Employment Agreement with Mr. Silong Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.2*	Employment Agreement with Mrs. Aihua Cao (incorporated by reference to Exhibit 4.19 of the company’s annual report on Form 20-F filed with SEC on October 12, 2023)
4.3*	Form of Subscription Agreement (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.4*	Form of Purchase Order Agreement with Petco (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.5*	Summary Translation of Form of Purchase Framework Agreement with Dongguan Silk Import and Export Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.6*	Summary Translation of Form of Purchase Framework Agreement with Dongguan Anyi Trading Co. (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.7*	Form of Purchase Order between Xiamen Xianglu Chemical Fiber Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.8*	Summary Translation of Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Dongguan University of Technology (incorporated by reference to registration statement on Form F-1, no. 333-220547)
4.9*	Form of Securities Purchase Agreement dated January 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on December 7, 2021)
4.10*	Form of Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)
4.11*	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)
4.12*	Form of Securities Purchase Agreement dated July 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on July 15, 2021)
4.13*	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated July 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)
4.14*	Form of Placement Agent Agreement dated July 15, 2021 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)
4.15*	Form of Securities Purchase Agreement dated June 1, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)
4.16*	Form of Placement Agent Agreement dated June 1, 2022 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)
4.17*	Form of Securities Purchase Agreement dated February 22, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on February 24, 2022)

4.18*	Form of Placement Agent Agreement dated February 22, 2022 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on February, 2022)
4.19*	Form of Share Purchase Agreement (Filed as exhibit 10.1 to our Report 6-K filed with the SEC on May 9, 2024.)
8.1*	List of subsidiaries
11.1*	Code of Business Conduct and Ethics of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)
11.2	Insider Trading Policy
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of Audit Alliance LLP
23.2	Consent of Guangdong Jiamao Law Firm
97.1	Clawback Policy
99.1	Press release dated October 16, 2024 titled “Dogness Reports Financial Results for Fiscal Year Ended June 30, 2024”

*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dogness (International) Corporation

Date: October 16, 2024	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dogness (International) Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dogness (International) Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the two-year period ended June 30, 2024, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

October 16, 2024

PCAOB ID Number 3487

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

	As of June 30,	As of June 30,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,956,434	$4,483,308
Accounts receivable from third-party customers, net	2,269,341	1,492,762
Accounts receivable from related parties	582,182	1,272,384
Inventories, net	3,119,827	2,679,275
Due from related parties	97,037	87,430
Prepayments and other current assets	3,328,189	3,748,955
Advances to supplier- related party	50,908	239,729
Total current assets	16,403,918	14,003,843

NON-CURRENT ASSETS
Property, plant and equipment, net	61,303,327	61,686,849
Operating lease right-of-use lease assets	16,325,988	17,537,096
Intangible assets, net	1,780,856	1,845,006
Long-term investments in equity investees	1,513,600	1,516,900
Deferred tax assets	1,873,140	1,281,634
Total non-current assets	82,796,911	83,867,485
TOTAL ASSETS	$99,200,829	$97,871,328

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$894,400	$887,000
Current portion of long-term bank loans	759,339	2,959,918
Accounts payable	1,286,981	895,694
Due to related parties	518,003	85,843
Advances from customers	264,832	121,687
Taxes payable	1,007,482	1,015,444
Accrued expenses and other current liabilities	1,452,225	1,026,218
Operating lease liabilities, current	2,352,482	2,326,162
Total current liabilities	8,535,744	9,317,966

NON-CURRENT LIABILITIES
Long-term bank loans	3,315,715	1,595,549
Operating lease liabilities, non-current	10,938,477	10,612,508
Total non-current liabilities	14,254,192	12,208,057
TOTAL LIABILITIES	22,789,936	21,526,023

Commitments and Contingencies (Note 10)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 3,661,658 and 1,552,762 issued and outstanding as of June 30, 2024 and 2023, respectively*	92,004,296	85,716,578
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of June 30, 2024 and 2023	18,138	18,138
Statutory reserve	291,443	291,443
(Accumulated deficit) retained earnings	(5,391,709)	664,004
Accumulated other comprehensive loss	(10,511,317)	(10,345,832)
Equity attributable to owners of the Company	76,410,851	76,344,331

Non-controlling interest	42	974
Total equity	76,410,893	76,345,305

TOTAL LIABILITIES AND EQUITY	$99,200,829	$97,871,328

*	Retroactively restated for twenty-for-one share consolidation on November 6, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(All amounts in USD)

	For the Years Ended June 30,
	2024	2023	2022

Revenues – third party customers	$14,746,447	$15,884,281	$24,882,618
Revenues – related parties	101,455	1,700,173	2,212,579
Total Revenues	14,847,902	17,584,454	27,095,197

Cost of revenues – third party customers	(11,642,233)	(12,760,852)	(15,654,952)
Cost of revenues – related parties	(82,955)	(1,162,314)	(1,301,180)
Total cost of revenues	(11,725,188)	(13,923,166)	(16,956,132)
Gross Profit	3,122,714	3,661,288	10,139,065

Operating expenses:
Selling expenses	1,129,671	2,478,163	2,077,174
General and administrative expenses	7,838,024	9,800,714	6,742,687
Research and development expenses	610,439	931,078	917,227
Loss from disposal of property, plant and equipment	1,075,490	15,306	327,921
Total operating expenses	10,653,624	13,225,261	10,065,009

(Loss) income from operations	(7,530,910)	(9,563,973)	74,056

Other income:
Interest expense, net	(207,410)	(330,824)	(370,108)
Foreign exchange transaction gain	310,860	800,403	246,211
Other income, net	541,468	112,109	115,016
Rental income from related parties, net	337,743	295,362	173,089
Total other income	982,661	877,050	164,208

(Loss) income before income taxes	(6,548,249)	(8,686,923)	238,264
Income taxes benefit	(491,600)	(1,227,449)	(2,777,868)
Net (loss) income	(6,056,649)	(7,459,474)	3,016,132
Less: net loss attributable to non-controlling interest	(936)	(259,211)	(219,427)
Net (loss) income attributable to Dogness (International) Corporation	(6,055,713)	(7,200,263)	3,235,559

Other comprehensive loss:
Foreign currency translation loss	(165,481)	(6,204,254)	(3,203,448)
Comprehensive loss	(6,222,130)	(13,663,728)	(187,316)
Less: comprehensive loss attributable to non-controlling interest	(932)	(270,210)	(230,583)
Comprehensive (loss) income attributable to Dogness (International) Corporation	$(6,221,198)	$(13,393,518)	$43,267

(Loss) earnings per share
Basic	$(0.55)	$(0.68)	$0.31
Diluted	$(0.55)	$(0.68)	$0.31

Weighted Average Shares Outstanding*
Basic	10,919,386	10,598,989	10,301,133
Diluted	10,919,386	10,598,989	10,316,232

*	Retroactively restated for twenty-for-one share consolidation on November 6, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2024, 2023 AND 2022

(All amounts in USD)

	Common Stock				Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Non- controlling
	Class A*	Amount*	Class B	Amount	Reserves	Deficit)	Loss	Interest	Total
Balance at June 30, 2021	1,027,789	$60,396,389	9,069,000	$18,138	$291,443	$4,628,708	$(960,285)	$528,012	$64,902,405
Issuance shares for private placement	389,037	19,124,920	-	-	-	-	-	-	19,124,920
Exercise of warrants	82,298	4,444,136	-	-	-	-	-	-	4,444,136
Share option exercised	11,138	180,000	-	-	-	-	-	-	180,000
Options granted for services	-	11,831	-	-	-	-	-	-	11,831
Net income for the year	-	-	-	-	-	3,235,559	-	(219,427)	3,016,132
Foreign currency translation loss	-	-	-	-	-	-	(3,192,292)	(11,156)	(3,203,448)
Balance at June 30, 2022	1,510,262	$84,157,276	9,069,000	$18,138	$291,443	$7,864,267	$(4,152,577)	$297,429	$88,475,976
Adjustment relating to non-controlling interest	-	-	-	-	-	-	-	(26,245)	(26,245)
Share-based compensation for services	42,500	1,559,302	-	-	-	-	-	-	1,559,302
Net loss for the year	-	-	-		-	(7,200,263)	-	(259,211)	(7,459,474)
Foreign currency translation loss	-	-	-	-	-	-	(6,193,255)	(10,999)	(6,204,254)
Balance at June 30, 2023	1,552,762	85,716,578	9,069,000	18,138	291,443	664,004	(10,345,832)	974	76,345,305
Reverse split shares	(196)	(810)	-	-	-	-	-	-	(810)
Exercise of warrants	109,092	329,480	-	-	-	-	-	-	329,480
Options granted for services	-	313,940	-	-	-	-	-	-	313,940
Issuance shares for services	-	485,000	-	-	-	-	-	-	485,000
Warrants modification	-	239,308	-	-	-	-	-	-	239,308
Issuance shares for private placement	2,000,000	4,920,800	-	-	-	-	-	-	4,920,800
Net loss for the year	-	-	-	-	-	(6,055,713)	-	(936)	(6,056,649)
Foreign currency translation loss	-	-	-	-	-	-	(165,485)	4	(165,481)
Balance at June 30, 2024	3,661,658	92,004,296	9,069,000	18,138	291,443	(5,391,709)	(10,511,317)	42	76,410,893

*	Retroactively restated for twenty-for-one share consolidation on November 6, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

	For the Years Ended June 30,
	2024	2023	2022

Cash flows from operating activities:
Net (loss) income	$(6,056,649)	$(7,459,474)	$3,016,132
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use lease assets	1,179,776	1,023,500	408,566
Depreciation and amortization	2,771,727	3,315,172	3,458,347
Loss from disposition of property, plant and equipment	1,075,490	15,306	327,921
Share-based compensation for services	1,114,857	1,243,385	11,831
Change in inventory reserve	-	246,281	-
Change in credit losses	275,923	160,254	(16,776)
Deferred tax benefit	(597,241)	(658,595)	(118,424)
Warrants modification	239,308	-	-
Accrued interest income	-	-	(1,320)
Changes in operating assets and liabilities:
Accounts receivables	(1,060,171)	(109,090)	683,119
Accounts receivables-related parties	691,431	(272,301)	(620,728)
Inventories	(447,631)	268,593	740,265
Prepayments and other current assets	97,647	(3,113,841)	1,173,662
Advances to supplier- related party	189,395	(249,986)	-
Accounts payables	395,559	(62,237)	224,676
Accounts payables-related parties	-	(379,124)	58,190
Advance from customers	144,236	(18,989)	(52,365)
Taxes payable	(5,936)	(441,390)	(2,827,106)
Accrued expenses and other liabilities	423,456	34,381	(137,457)
Operating lease liabilities	382,649	(2,444,110)	(168,075)
Net cash provided by (used in) operating activities	813,826	(8,902,265)	6,160,458

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,524,713)	(1,520,556)	(15,259,272)
Proceeds from disposition of property, plant and equipment	79,850	14,872	22,213
Proceeds upon maturity of short-term investments	-	50,330	495,680
Net cash used in investing activities	(3,444,863)	(1,455,354)	(14,741,379)

Cash flows from financing activities:
Net proceeds from private placement	4,920,800	-	19,124,920
Adjustment relating to non-controlling interest	-	(26,245)	-
Net proceeds from exercise of warrants	329,480	-	4,444,136
Reverse split shares	(810)	-	-
Net proceeds from exercise of options	-	-	180,000
Proceeds from short-term bank loans	899,600	483,000	804,000
Repayment of short-term bank loans	(887,000)	(160,000)	(944,446)
Proceeds from long-term bank loan	2,629,600	-	-
Repayment of long-term bank loans	(3,102,838)	(1,337,323)	(796,416)
Proceeds from (repayment of) related party loans	425,007	(25,796)	(1,943,408)
Net cash provided by (used in) financing activities	5,213,839	(1,066,364)	20,868,786

Effect of exchange rate changes on cash and cash equivalents	(109,676)	(698,581)	(617,747)
Net increase (decrease) in cash and cash equivalents	2,473,126	(12,122,564)	11,670,118
Cash and cash equivalents, beginning of year	4,483,308	16,605,872	4,935,754
Cash and cash equivalents, end of year	$6,956,434	$4,483,308	$16,605,872

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash (refunded) paid for income tax	$-	$(2,593)	$3,195
Cash paid for interest	$294,628	$396,517	$471,443

Non-Cash Investing Activities
Transfer from construction-in-progress to fixed assets	$-	$-	$597,594
Additions (reductions) to property, plant and equipment through other payable	$7,301	$(8,167)	$-
Prepaid share-based compensation for services	$-	$315,917	$-

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

The Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”) *	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

*	On July 19, 2023, the Board approved the liquidation, dissolution, and termination of Dogness Culture following the signing of a termination agreement among Dogness Culture’s shareholders on May 8, 2023. As of the date of this report, Dogness Culture is in the process of being liquidated. Dogness Culture had completed deregistration with the PRC tax authority; however, deregistration with the PRC business administration department is still pending

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling interests

As of June 30, 2024, non-controlling interests represent 48.8% non-controlling shareholders’ interests in Dogness Culture. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

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

Accounts Receivable, net

Accounts receivable are presented net of allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. Allowance for credit losses amounted to $348,678 and $160,026 as of June 30, 2024 and 2023.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayments and Other Assets

Prepayments and other assets primarily consist of advances to suppliers for purchasing of raw materials that have not been received, prepaid service fee and security deposits. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

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

Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”) is an entity incorporated on March 25, 2015 in the PRC and is primarily engaged in development of smart pet products. In July 2018, the Company entered into an equity investment agreement with Nanjing Rootaya to invest RMB1.25 million ($172,000) for 10% of the ownership interest in Nanjing Rootaya, with the remaining 90% of the ownership interest owned by three unrelated shareholders.

Dogness Network Technology Co., Ltd (“Dogness Network”) is an entity incorporated on November 17, 2017 in the PRC and is engaged in the development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Dogness Network to invest RMB8.0 million ($1,100,800) for 10% of the ownership interest in Dogness Network, with the remaining 90% of the ownership interest owned by an unrelated shareholder.

Linsun Smart Technology Co., Ltd (“Linsun”) is an entity incorporated on January 25, 2018 in the PRC and is engaged in development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Linsun to invest RMB3.0 million ($412,800) for 13% of the ownership interest in Linsun, with the remaining 87% of the ownership interest owned by three unrelated shareholders.

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

As of June 30, 2024 and 2023, the Company’s long-term investments in equity investees amounted to $1,513,600 and $1,516,900, respectively.

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

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. No impairment was recorded for the years ended June 30, 2024, 2023 and 2022.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company adopted ASC 606 Revenue from Contract with Customers (“ASC606”) for all periods presented. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2024, 2023 and 2022, the Company did not provide any sales incentives to its customers.

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

As of June 30, 2024 and 2023, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition(continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2024, 2023 and 2022 are disclosed in Note 15 of this consolidated financial statements.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2024, the years from fiscal 2022 to fiscal 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assessed.

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

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia, and Dogness Culture are determined using RMB, the local currency, as the functional currency, while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	June 30, 2024	June 30, 2023	June 30, 2022
Year-end spot rate	$1=RMB7.2672	$1=RMB7.2513	$1=RMB6.6981
Average rate	$1=RMB7.2248	$1=RMB6.9536	$1=RMB6.4554

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

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information to conform to current-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30, 2024	As of June 30, 2023

Accounts receivable from third-party customers	$2,618,019	$1,652,788
Less: allowance for credit losses	(348,678)	(160,026)
Total accounts receivable from third-party customers, net	2,269,341	1,492,762
Add: accounts receivable - related parties	582,182	1,272,384
Total accounts receivable, net	$2,851,523	$2,765,146

Allowance for credit losses amounted to $348,678 and $160,026 as of June 30, 2024 and 2023, respectively.

Approximately $1.8 million (RMB13.0 million) or 68.1% of the accounts receivable balance as of June 30, 2024 from third-party customers has been collected as of August 19, 2024.

In connection with the Company’s long-term investments in equity investees as disclosed in Note 2, the Company sold certain intelligent pet products to related parties Dogness Technology and Dogness Network. The outstanding accounts receivable from these related parties amounted to $582,182 as of June 30, 2024, of which $41,405 has been collected subsequent to year end (See Note 11).

Allowance for credit losses movement is as follows:

	As of June 30, 2024	As of June 30, 2023

Beginning balance	$160,026	$6,872
Provision	275,923	160,254
Write off	(85,823)	-
Foreign currency translation adjustments	(1,448)	(7,100)
Ending balance	$348,678	$160,026

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	June 30, 2024	June 30, 2023

Raw materials	$95,323	$67,827
Work in process	1,049,001	265,386
Finished goods	2,356,973	2,727,827
	3,501,297	3,061,040
Less: inventory allowance	(381,470)	(381,765)
Inventory, net	$3,119,827	$2,679,275

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

For the years ended June 30, 2024, 2023 and 2022, the Company recorded inventory write down of $Nil, $246,281 and $Nil, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of	As of
	June 30, 2024	June 30, 2023

Buildings	$25,140,538	$25,192,351
Machinery and equipment	7,728,477	6,847,546
Office equipment and furniture	905,368	928,429
Automobiles	546,243	779,065
Leasehold improvements	37,096,380	40,751,384
Construction-in-progress (“CIP”)	2,546,715	-
Total	73,963,721	74,498,775
Less: Accumulated depreciation	(12,444,667)	(12,538,764)
Impairment of property, plant and equipment	(215,727)	(273,162)
Property, plant and equipment, net	$61,303,327	$61,686,849

During the year ended June 30, 2024, the Company disposed the old factory building, certain obsolete equipment and machinery and automobiles., loss from disposition of property, plant and equipment of $1,075,490 was reported. No impairment was recorded for the years ended June 30, 2024, 2023 and 2022.

Depreciation expenses were $2,711,240, $3,251,711 and $3,375,875 for the years ended June 30, 2024, 2023 and 2022, respectively. In connection with the approximately $4.6 million long-term bank loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its property, plant and equipment of approximately $4.6 million as collateral to secure the loans (see Note 8).

The Company’s subsidiary Dongguan Jiasheng had a capital project to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall. The total budget is approximately RMB263.5 million ($36.3 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of June 30, 2024, the Company has made total payments of approximately RMB261.8 million ($36.0 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.7 million ($0.2 million), the Company plan to pay remaining payments in twelve months after June 30, 2024.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of	As of
	June 30, 2024	June 30, 2023

Software	$206,768	$207,218
Land use right	2,089,611	2,094,167
Less: accumulated amortization	(515,523)	(456,379)
Intangible assets, net	$1,780,856	$1,845,006

Amortization expenses were $60,487, $63,460, and $82,472, for the years ended June 30, 2024, 2023 and 2022, respectively. In connection with the $4.6 million long-term loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its land use right with net book value of $1.7 million as the collateral to secure the loans (See Note 8)

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 6 – INTANGIBLE ASSETS, NET (continued)

Estimated future amortization expense is as follows:

Twelve months ending June 30,	Amortization expense
2025	$71,739
2026	56,557
2027	56,557
2028	-
Thereafter	1,596,003
Total	$1,780,856

NOTE 7 – LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Operating lease expenses were $1,769,250, $1,615,537 and $477,268 for the years ended June 30, 2024, 2023 and 2022, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of June 30, 2024	As of June 30, 2023

Operating lease right-of-use assets, net	$16,325,988	$17,537,096

Operating lease liabilities - current	$2,352,482	$2,326,162
Operating lease liabilities - non-current	10,938,477	10,612,508
Total operating lease liabilities	$13,290,959	$12,938,670

The weighted average remaining lease terms and average discount rate was 13.31 years and 5.79% as of June 30, 2024.

The following is a schedule of maturities of lease liabilities are as follows:

Twelve months ending June 30,
2025	$2,909,076
2026	727,460
2027	1,223,392
2028	1,035,090
2029	1,111,588
Thereafter	11,800,796
Total future minimum lease payments	18,807,402
Less: imputed interest	(5,516,443)
Total	$13,290,959

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 8 – BANK LOANS

Bank loans consisted of the following:

	As of	As of
	June 30,2024	June 30, 2023

Cathay Bank	$-	$887,000
Dongguan Rural Commercial Bank	4,969,454	4,555,467
Total	4,969,454	5,442,467
Less: short-term loans	(894,400)	(887,000)
Less: current portion of long-term loans	(759,339)	(2,959,918)
Long-term loans	$3,315,715	$1,595,549

(1)	On February 6, 2020, one of the Company’s U.S. subsidiaries, Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets. The Company has extended the repayment date to February 2024 from the original due date of February 2022. This loan was fully repaid in February, 2024
(2)	On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of $6.9 million (RMB50 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have tenure varying between three and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus difference basis points. The Company pledged the land use right of approximately $1.7 million and buildings of approximately $4.6 million from Meijia as collateral to secure total loans facility of $4.1 million (RMB30 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans facility of $2.8 million (RMB20 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of June 30, 2024, the outstanding balance was $4,969,454. The Company further repaid $220,627 (RMB1,603,394) subsequent to the period end.

Interest expenses for the above-mentioned loans amounted to $294,628, $396,517 and $471,443 for the years ended June 30, 2024, 2023 and 2022, respectively.

The Company capitalized interest of $Nil, $Nil and $90,775 related to certain CIP projects expenditures for the years ended June 30, 2024, 2023 and 2022, respectively.

The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending June 30,	Repayment
2025	$1,653,739
2026	1,301,272
2027	1,582,753
2028	427,334
2029	4,356
Total	$4,969,454

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 9 – TAXES

(a) Corporate Income Taxes (“CIT”)

Dogness is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to two-tier profit tax rates. The profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

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

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate the local economy. The corporate income taxes for the years ended June 30, 2024, 2023 and 2022 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $297,975, $316,913 and $100,210 for the years ended June 30, 2024, 2023 and 2022, respectively. The benefit of the tax holidays on net income (loss) per share (basic and diluted) was $0.03, $0.03 and $0.01 for the years ended June 30, 2024, 2023 and 2022, respectively. As of June 30, 2024 all of the Company’s tax returns of its PRC subsidiaries, Hong Kong subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

The following table reconciles the statutory rate to the Company’s effective tax:

	For the Years Ended June 30,
	2024	2023	2022

Income tax expense computed based on PRC statutory rate	$(1,637,062)	$(2,171,731)	$59,567
Effect of rate differential for Hong Kong and other outside PRC entities	259,654	408,161	(223,665)
Effect of PRC preferential tax rate	297,975	316,913	100,210
Change in valuation allowance	564,223	872,870	444,323
Income tax payable reserved	5,729	(567,342)	(3,163,806)
Permanent difference	17,881	(83,745)	5,503
Refund of prior years’ tax	-	(2,575)	-
Effective tax	$(491,600)	$(1,227,449)	$(2,777,868)

The provision for income tax consists of the following:

	For the Years Ended June 30,
	2024	2023	2022

Current income tax expense (benefit)	$105,641	$(568,854)	$(2,659,444)
Deferred income tax benefit	(597,241)	(658,595)	(118,424)
Total income tax benefit	$(491,600)	$(1,227,449)	$(2,777,868)

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 9 – TAXES (continued)

The Company’s deferred tax assets consist of the following:

	As of June 30, 2024	As of June 30, 2023
Deferred tax assets:
Net operating losses	$4,307,162	$3,086,012
Assets impairment reserve	533,856	493,981
Others	(151,900)	(38,558)
Valuation allowance	(2,815,978)	(2,259,801)
Deferred tax assets, net	$1,873,140	$1,281,634

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	As of June 30, 2024	As of June 30, 2023

Corporate income tax payable	$979,098	$875,973
Other tax payable	28,384	139,471
Total taxes payable	$1,007,482	$1,015,444

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2024. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

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

Capital Investment Obligation

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB60.0 million ($8.3 million). As of June 30, 2023, RMB44.6 million ($6.2 million) capital contribution has been made. During the year ended June 30, 2024, the Company made additional capital contribution RMB3,890,000 ($0.5 million) in Meijia.

Subsequently to June 30, 2024, the Company further made additional capital contribution RMB1,843,800 ($0.3 million) in Meijia As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB9,636,200 ($1.3 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

Capital Expenditure Commitment

Our capital expenditures are incurred primarily in connection with the Company build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall. in prior years. The future minimum capital expenditure commitment on these projects was $240,582 as of as of June 30, 2024. (see Note 5)

NOTE 11 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen (no longer as a related party after December 31, 2023)

(1) Due from related parties

Due from related parties consist of mainly rent receivables from the following:

	As of	As of
	June 30, 2024	June 30, 2023

Linsun	$97,037	$87,430
Total	$97,037	$87,430

(2) Due to related parties

Due to related parties consist of the following:

	As of	As of
	June 30, 2024	June 30, 2023

Mr. Silong Chen	$512,499	$80,327
Dogness Network	5,504	5,516
Total	$518,003	$85,843

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

(3) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s bank loans. (See Note 8).

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
	2024	2023	2022
Dogness Network	$52,830	$1,543,979	$1,806,732
Dogness Technology	48,625	156,194	405,847
Total	$101,455	$1,700,173	$2,212,579

Cost of revenue associated with the sales to these related parties amounted to $82,955, $1,162,314 and $1,301,180 for the years ended June 30, 2024, 2023 and 2022, respectively.

(5) Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of	As of
	June 30, 2024	June 30, 2023

Accounts receivable - related parties:
Dogness Network	$582,182	$1,133,092
Dogness Technology	-	139,292
Total	$582,182	$1,272,384

As of June 30, 2024, total accounts receivable from related parties amounted to $582,182, of which $41,405 has been collected subsequent to year end.

(6) Advance to supplier- related party

Advance to supplier from related party consisted of the following:

	As of	As of
	June 30, 2024	June 30, 2023

Advance to supplier - related party:
Linsun	$50,908	$239,729
Total	$50,908	$239,729

(7) Purchase from related parties

During the years ended June 30, 2024, 2023 and 2022, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $288,791, $565,548 and $3,199,833 for the years ended June 30, 2024, 2023 and 2022, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

(8) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the year ended June 30, 2024, 2023 and 2022, the Company recorded rent income of $477,121, $434,625 and $462,210 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $35,000 and is subject to 15% increase every three years. This lease agreement was terminated in October, 2022. For the years ended June 30, 2024, 2023 and 2022, the Company recorded rent income of $nil, $10,952 and $78,251 as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years.Annual lease payment from Dogness Technology amounted to approximately $1,700. For the years ended June 30, 2024, 2023 and 2022, the Company recorded rent income of $1,660 ($830 recorded in rental income from related parties), $1,584 and $1,706 as other income through leasing the manufacturing facilities to Dogness Technology. Dogness Technology is no longer a related party after December 31, 2023.

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

On October 22, 2022, Shareholders of the Company held a meeting and approved a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of $0.002 each being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of $0.002 each, being 90,931,000 Class A shares and 19,069,000 Class B shares

On November 6, 2023, the Company announced (i) a share consolidation of the Company’s issued and outstanding Class A common shares at the ratio of twenty-for-one and (ii) an amendment of the Company’s Memorandum and Articles of Association to change its authorized shares from 90,931,000 Class A Shares with $0.002 par value per share and 19,069,000 Class B common shares with $0.002 par value per share to an unlimited number of authorized Class A common shares and Class B common shares, each without par value. On November 15, 2023, the Company paid cash to certain minor shareholders and cancelled 196 shares due to share consolidation reconciliation. All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 12 – EQUITY (continued)

Equity Financing

January 2021 equity financing

On January 20, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 172,757Class A common shares in a registered offering at the price of $43.0 per common share. After the payment of expenses, the Company received approximately $6.6 million in net proceeds from the sale of the common shares.

July 2021 equity financing

On July 19, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 108,906 Class A common shares in a registered offering at the price of $36.4 per common share. After payment of expenses, the Company received approximately $3.5 million in net proceeds from the sale of the common shares.

February 2022 equity financing

On February 24, 2022, the Company closed a securities purchase agreement with certain institutional investors for the sale of 98,313 Class A common shares in a registered offering at the price of $57.6 per common share. After payment of expenses, the Company received approximately $4.7 million in net proceeds from the sale of the common shares.

June 2022 equity financing

On June 3, 2022, the Company closed a securities purchase agreement with certain institutional investors for the sale of 181,818 Class A common shares in a registered offering at the price of $66.0 per common share. After payment of expenses, the Company received approximately $10.9 million in net proceeds from the sale of the common shares.

May 2024 equity financing

On May 9, 2024, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to issue and sell to the purchasers an aggregate of 2,000,000 Class A common shares without par value, at a price of $2.50 per share for aggregate gross proceeds of $5.0 million. The Transaction was closed on May 16, 2024. After payment of expenses, net proceeds from the transaction approximately $4.9 million.

Common Shares Issued for Service

On April 15, 2021, the Company signed a consulting agreement with Real Miracle Investments Limited (“Real Miracle’) to provide strategic business and marketing consulting services to the Company for nine months from April 15, 2021. As the consideration for the service, Real Miracle is entitled to receive 12,500 of the Company’s Class A common shares within ten days upon signing the agreement. On April 28, 2021, these shares were issued to Real Miracle. These shares were measured at $387,500 which was based on the value of the Company’s Class A common shares at the agreement date and amortized over the service period.

On December 15, 2022, the Company signed a consulting agreement with Real Miracle Investments Limited (“Real Miracle’) to provide strategic business and marketing consulting services to the Company for nine months from December 15, 2022. As the consideration for the service, Real Miracle is entitled to receive 15,000 of the Company’s Class A common shares within ten days upon signing the agreement. On December 19, 2022, these shares were issued to Real Miracle. These shares were measured at $334,500 which was based on the value of the Company’s Class A common shares at the agreement date and amortized over the service period.

On January 26, 2023, the Board adopted resolutions to grant total 75,000 Class A common shares to Mr. Silong Chen, the Chief Executive Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 25,000 Class A common shares to Mr. Silong Chen as the first tranche of the salary shares. These shares were measured at $1,455,000 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period.

On January 26, 2023, the Board adopted resolutions to grant 7,500 Class A common shares to Dr. Yunhao Chen, the former Chief Financial Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 2,500 Class A common shares to Dr. Yunhao Chen as the first tranche of the salary shares. These shares were measured at $145,500 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period. The unissued shares were forfeited due to the resignation of Dr. Yunhao Chen as the Company’s Chief Financial Officer on August 1, 2023.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 12 – EQUITY (continued)

As of June 30, 2024, the Company had an aggregate of 12,730,658 common shares outstanding, consisting of 3,661,658 Class A and 9,069,000 Class B common shares, respectively. As of June 30, 2023, the Company had an aggregate of 10,621,762 common shares outstanding, consisting of 1,552,762 Class A and 9,069,000 Class B common shares; respectively.

Warrants

In connection of January 2021 equity financing, warrants carry a term of thirty (30) months after the issuance date to purchase an aggregate of 86,378 common shares for $54.0 per share were issued to the investors and warrants carrying a term of thirty (30) months commencing six months after the issuance date to purchase an aggregate of 13,821 common shares for $54.0 per share were issued as commission to the placement agent in the offering. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $5.4 million. These warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. 86,378 warrants to the investors were exercised during year ended June 30, 2022. The warrants to the placement agent were expired on July 15, 2023.

In connection of July 2021 equity financing, the Company also issued warrants to purchase 8,713 common shares to the placement agent exercisable at $36.4 per share with expiration date on July 15, 2024. No warrants were exercised as of June 30, 2024.

In connection of June 2022 equity financing, the Company also issued warrants to purchase 109,092 common shares to the investors at $84.0 per share with expiration date on June 3, 2024. Due to share consolidation of the Company on November 7, 2023, according to the dilution clause of the securities purchase agreement, the exercise price of such warrants was reduced from $84.0 per share to $3.02. The Company recorded modification expense of $239,308. During the year ended June 30, 2024, 109,092 warrants were exercised. Net proceeds from the transaction amounted to $329,480.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of June 30, 2024, 8,713 warrants in connection with three equity financings as mentioned above were outstanding, with weighted average exercise price of $36.4 and weighted average remaining life of 0.04 years.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company did not allocate statutory reserves during the years ended June 30, 2024, 2023 and 2022 in accordance with PRC regulations. The restricted amounts as determined by the PRC statutory laws totaled $291,443 as of June 30, 2024 and 2023.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 13 – (LOSS) EARNINGS PER SHARE

For the year ended June 30, 2024 and 2023, potential shares of common stock from the unexercised options and unexercised options are excluded from diluted net loss per share as such amounts are anti-dilutive.

For the years ended June 30, 2022, the effect of potential shares of common stock from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price. As a result, a total of 15,099 unexercised options were included in the computation of diluted earnings per share for the years ended June 30, 2022.

The following table presents a reconciliation of basic and diluted net (loss) income per share:

	For the Years Ended June 30,
	2024	2023	2022
Net (loss) income attributable to the Company	$(6,055,713)	$(7,200,263)	$3,235,559
Weighted average number of common shares outstanding - Basic	10,919,386	10,598,989	10,301,133
Dilutive securities -unexercised warrants and options	-	-	15,099
Weighted average number of common shares outstanding – diluted	10,919,386	10,598,989	10,316,232
(Loss) earnings per share - Basic	$(0.55)	$(0.68)	$0.31
(Loss) earnings per share – Diluted	$(0.55)	$(0.68)	$0.31

NOTE 14 – OPTIONS

On July 30, 2019, the Company negotiated and signed a Corporate and Executive Service Agreement with TJ Capital to provide strategic consulting services to the Company relating to services such as investor relations, capital markets and shareholder value creation strategy. The consulting service period is for two years, unless sooner terminated by either party or extended by the agreement of both parties. Pursuant to the agreement, as the compensation for the services, TJ Capital will be granted options to purchase 8,000 of the Company’s Class A common shares. The options are exercisable at a purchase price of $30.0 per share, and the options shall be deemed to be fully paid at a rate of 333 options per month, commencing on August 1, 2019. The options may be exercised at any time following vesting for cash or on a cashless basis. The aggregated fair value of the options granted to TJ Capital was $284,300. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $58.0; risk free rate of 1.85%; expected term of 2 years; exercise price of the options of $30.0; volatility of 77.0%; and expected future dividends of $Nil.

Pursuant to the consulting agreement signed between TJ Capital and the Company, TJ Capital opted to exercise 500 share options on a cashless basis. On February 18, 2021, the Company issued 303 common shares to TJ Capital. During the year ended June 30, 2022, TJ Capital further opted to exercise 6500 share options on a cashless basis and the Company issued 5,138 common shares to TJ Capital.

On May 28, 2017, the Company signed an employment agreement with Dr. Yunhao Chen, the former Chief Financial Officer of the Company. As part of the compensation, the Company agreed to grant Ms. Chen options to purchase up to 6,000 Class A common shares, at an exercise price of $30.0 per share. The grant was effective at the IPO date and the options vest at a rate of 250 per month, beginning one month following completion of the IPO.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 14 – OPTIONS (continued)

The aggregate fair value of the options granted to Dr. Yunhao Chen, the CFO, was $440,840. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $100.0; risk free rate of 1.84%; expected term of 2 years; exercise price of the options of $30.0; volatility of 69.5%; and expected future dividends of $Nil. On January 18, 2022, Dr. Yunhao Chen opted to exercise 6,000 shares options at the exercise price of $30.0 and the Company issued 6,000 common shares to Dr. Yunhao Chen.

On May 28, 2017, the Company signed an employment agreement with Mr. Silong Chen, the Chief Executive Officer of the Company. As the part of the compensation, the Company agrees to grant Mr. Chen options to purchase up to 18,000 Class A common shares, at an exercise price of $30.0 per share. The grant was effective at the IPO date and the options vest at a rate of 500 per month, beginning one month following completion of the IPO. On October 31, 2019, Mr. Silong Chen voluntarily waived the remaining unvested 7,000 options.

The aggregate fair value of the options granted to Mr. Silong Chen was $1,385,500. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $100.0; risk free rate of 1.94%; expected term of 3 years; exercise price of the options of $30.0; volatility of 74.7%; and expected future dividends of $Nil. These options were expired.

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 75,000 to Mr. Silong Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options shall be vested equally on January 26, 2023, 2024 and 2025 with exercise price of $20.0 per share.

The aggregate fair value of the options granted to Mr. Silong Chen was $941,813. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $19.4; risk free rate of 4.17%; expected term of 5 years; exercise price of the options of $20.0; volatility of 128.8% based upon the Company’s historical stock price; and expected future dividends of $Nil. These options expire on January 26, 2028.

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 7,500 to Dr. Yunhao Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options shall be vested equally on January 26, 2023, 2024 and 2025 with exercise price of $20.0 per share.

The aggregate fair value of the options granted to Dr. Yunhao Chen was $94,181. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $19.4; risk free rate of 4.17%; expected term of 10 years; exercise price of the options of $20.0; volatility of 128.8%; and expected future dividends of $Nil. 2,500 options vested on January 26, 2023, and the unvested options were forfeited due to the resignation of Dr. Yunhao Chen as the Company’s Chief Financial Officer on August 1, 2023. There is no unrecognized compensation associated with these options.

The Company recorded $1,114,857, $1,243,385 and $11,831 stock-based compensation expense for the years ended June 30, 2024, 2023 and 2022, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 14 – OPTIONS (continued)

The following table summarized the Company’s share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years

Outstanding June 30, 2021	24,500	$30.0	0.03
Exercisable, June 30, 2021	24,167	$30.0	0.03
Granted	-	-	-
Cancelled	-	-	-
Exercised	(13,500)	-	-
Outstanding June 30, 2022	11,000	$30.0	-
Exercisable, June 30, 2022	11,000	$30.0	-
Granted	82,500	20.0	-
Cancelled	-	-	-
Exercised	-	-	-
Outstanding June 30, 2023	93,500	$20.0	5.03
Exercisable, June 30, 2023	25,000	$20.0	5.03
Granted	-	-	-
Cancelled	(18,500)	-	-
Exercised	-	-	-
Outstanding June 30, 2024	75,000	$20.0	3.58
Exercisable, June 30, 2024	50,000	$20.0	3.58

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

Revenue by products and services category

The summary of total revenue by products and services categories consisted of the following

	For the Years Ended June 30,
Products and services category	2024	2023	2022
Products
Traditional pet products	$9,020,839	$8,302,299	$11,433,159
Intelligent pet products	4,384,631	7,404,407	13,492,076
Climbing hooks and others	1,355,016	1,806,369	1,761,341
Total revenue from products	14,760,486	17,513,075	26,686,576

Services
Dyeing services	87,416	-	342,561
Other services	-	71,379	66,060
Total revenue from services	87,416	71,379	408,621
Total	$14,847,902	$17,584,454	$27,095,197

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 15 – SEGMENT (continued)

Revenue by geographic location

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the Years Ended June 30,
Geographic location	2024	2023	2022
Sales to international markets	$10,063,227	$11,253,079	$14,542,323
Sales to China domestic markets	4,784,675	6,331,375	12,552,874
Total	$14,847,902	$17,584,454	$27,095,197

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

As of June 30, 2024 and 2023, $28,794 and $271,636 of the Company’s cash and cash equivalents was on deposit at financial institutions in mainland China, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

As of June 30, 2024, two customers aggregately accounted for 43.6% of the Company’s total accounts receivable, with a related party customer, Dogness Network accounted for 18.2%, and one third party customer accounted for 25.4% of the Company’s total accounts receivable, respectively. As of June 30, 2023, two customers aggregately accounted for 54.6% of the Company’s total accounts receivable, with a related party customer, Dogness Network accounted for 38.7%, and one third party customer accounted for 15.9% of the Company’s total accounts receivable, respectively.

As of June 30, 2024, two third-party suppliers accounted for 17.3 and 12.8% of the Company’s total account payable.

As of June 30, 2023, two third-party suppliers accounted for 13.7 and 11.2% of the Company’s total account payable.

For the years ended June 30, 2024, 2023 and 2022, sales to the customers outside of China accounted for 67.8%, 64.0% and 53.7% of the Company’s total revenue, respectively. For the year ended June 30, 2024, four customers accounted for 20.8%, 17.2%, 5.1% and 5.0% of the Company’s total revenue, respectively. For the year ended June 30, 2023, four customers accounted for 15.4%, 11.6%, 8.8% and 5.3% of the Company’s total revenue, respectively. For the year ended June 30, 2022, four customers accounted for 23.4%, 6.7%, 6.7% and 5.7% of the Company’s total revenue, respectively.

For the year ended June 30, 2024, a third-party supplier accounted for 56.1% of the Company’s total raw materials purchases. For the year ended June 30, 2023, a third-party supplier accounted for 34.1% of the Company’s total raw materials purchases. For the year ended June 30, 2022, a related-party, Linsun accounted for 30.9% of the Company’s total raw materials purchases.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2024, through the issuance date of the consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

