Form 20-F
period 2025-06-30
Dogness (International) Corp
filed 2025-10-17
CIK 1707303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,191,658 Class A shares of no par value each of the Company (the “Class A Common Shares”) and 9,069,000 Class B shares of no par value each of the Company (the “Class B Common Shares”).

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Part I

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. Therefore, investing in our securities involves unique and a high degree of risk. You should carefully read and consider the risk factors of this report (beginning on page 10), especially the risk factors under the caption “Risks Related to Our Corporate Structure and Operation” (beginning on Page 22) and “Risks Related to Doing Business in China” (beginning on Page 10).

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

We are subject to legal and operational risks associated with being based in and having the majority of the company’s operations in mainland China and Hong Kong. These risks include, among others, the following:

●	PRC government oversight. The Chinese government may, through government policies, laws and regulations, intervene in or influence the operation of our Hong Kong and mainland China operating entities and exercise significant oversight over the conduct of their business at any time, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Common Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer Securities to investors and cause the value of such securities to significantly decline or be worthless. See Risk Factors – Risks Related to Doing Business in China – “Changes in China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on our business and the value of our Class A Common Shares” and “The Chinese government exerts substantial oversight over the manner in which we must conduct our business activities and may intervene in or influence our operations at any time through government policies, laws and regulations, which could result in a material change in our operations and the value of our Class A Common Shares” and “The Chinese government exerts oversight and control over overseas offerings and listing conducted by China-based issuers under the Listing Records Rules and/or the Confidentiality Provisions, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Common Shares to investors and could cause the value of our Class A Common Shares to significantly decline or become worthless.”

●	PRC legal enforcement risk. The mainland China legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations and the mainland China legal system continue to rapidly evolve, the interpretations and enforcement of many laws, regulations and rules are subject to rapid changes at the same time, which could make us unable to accurately predict what legal protections would be available to us in future. See Risk Factors – Risks Related to Doing Business in China – “Uncertainties with respect to the mainland China legal system could have a material adverse effect on us.”

●	Shareholder enforcement risk. Since we conduct a significant portion of our operations in mainland China, the majority of our assets are located in mainland China, and all of our directors, officers or senior are located in mainland China, it may be more difficult for shareholders to enforce liabilities and enforce judgments on those individuals compared to doing so in your home country against defendants resided in your home country. Our PRC legal counsel, Guangdong Jiamao Law Firm, has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and the United States. Therefore, we cannot assure the recognition and enforcement in mainland China of judgments of a court in British Virgin Islands or the United States in relation to any matter not subject to a binding arbitration provision. See Risk Factors – Risks Related to Doing Business in China – “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China or Hong Kong against us, compared to doing so in your home country against defendants resided in your home country, and the ability of U.S. authorities to bring actions in mainland China may also be limited.”

●	Restriction on currency conversion. The PRC government imposes restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside mainland China. See Risk Factors – Risks Related to Doing Business in China – “Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our mainland China Subsidiaries to obtain financing.”

●	Restrictions on dividend payment. As a holding company, we rely principally on dividends and other distributions on equity from our subsidiaries, including those based in China, for our cash requirements, including for services of any debt we may incur. Our mainland China Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our mainland China Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, if our mainland China Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our mainland China Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. See Risk Factors – Risks Related to Doing Business in China – “We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements we may have, and any limitation on the ability of our mainland China Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

●	Possibility to be classified as “Resident Enterprise.” Under the Enterprise Income Tax Law, Dogness may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our shareholders outside of mainland China, including repayment of any underpayments and penalties for underpayment. See Risk Factors – Risks Related to Doing Business in China – “We may be classified as a “resident enterprise” for mainland China enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”.

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

Please see “Risk Factors” starting on page 10 of this report for additional information.

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

Cash flow between Dogness and the Subsidiaries primarily consists of transfers from Dogness to these Subsidiaries for short-term working capital loan, which is mainly used in payment of operating expenses and investments. To date, there are no other assets transferred between Dogness and the Subsidiaries except for the below cash transfers:

●	For the year ended June 30, 2023, Dogness transferred $13.3 million to HK Dogness for working capital loan purpose. The source of the funds was mainly from the equity financing and the exercise of warrants in fiscal 2022.

●	For the year ended June 30, 2024, Dogness transferred $5.3 million to HK Dogness for working capital loan purpose. The source of the funds was mainly from the equity financing and the exercise of warrants in fiscal 2024.

●	For the year ended June 30, 2025, Dogness transferred $6.0 million to HK Dogness for working capital loan purpose. The source of the funds was mainly from the equity financing in fiscal 2025.

In the future, cash proceeds raised from overseas financing activities may be transferred by Dogness to the Subsidiaries via capital contribution or shareholder loans, as the case may be.

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended June 30, 2025, 2024, and 2023. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For Fiscal	For Fiscal	For Fiscal
	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2025	2022	2023
	US$	US$	US$
	(audited)	(audited)	(audited)
Statement of operation data:
Revenues	$20,707,707	$14,847,902	$17,584,454
Gross profit	5,025,494	3,122,714	3,661,288
Operating expenses	11,820,142	10,653,624	13,225,261
Loss from operations	(6,794,648)	(7,530,910)	(9,563,973)
Other income	616,325	982,661	877,050
Income taxes benefit	(1,077,086)	(491,600)	(1,227,449)
Net loss	$(5,101,237)	$(6,056,649)	$(7,459,474)
Loss per share, basic and diluted	$(0.38)	$(0.55)	$(0.68)
Weighted average Common Shares outstanding (basic)	13,408,261	10,919,386	10,598,989

Balance sheet data:

	As of June 30,
	2025	2024	2023
Current assets	$20,471,674	$16,403,918	$14,003,843
Total assets	116,846,586	99,200,829	97,871,328
Current liabilities	6,105,917	8,535,744	9,317,966
Total liabilities	19,093,761	22,789,936	21,526,023
Total equity	$97,752,825	$76,410,893	$76,345,305

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

The relevant exchange rates are listed below:

	June 30, 2025	June 30, 2024	June 30, 2023
Year-end spot rate	$1=RMB7.1636	$1=RMB7.2672	$1=RMB7.2513
Average rate	$1=RMB7.2143	$1=RMB7.2248	$1=RMB6.9536

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

Summary of Major Risk Factors

●	PRC government interference. The Chinese government may intervene or influence the operation of our Hong Kong and mainland China operating entities and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time with little advance notice, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Common Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer Securities to investors and cause the value of such securities to significantly decline or be worthless. See Risk Factors – Risks Related to Doing Business in China – “China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our Class A Common Shares” and “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Common Shares” and “The Chinese government exerts oversight and control over overseas offerings and listing conducted by China-based issuers under the Listing Records Rules and/or the Confidentiality Provisions, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Common Shares to investors and could cause the value of our Class A Common Shares to significantly decline or become worthless”.

●	Uncertain PRC legal enforcement. The mainland China legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the mainland China legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. See Risk Factors – Risks Related to Doing Business in China – “Uncertainties with respect to the mainland China legal system could have a material adverse effect on us”.

●	Shareholder enforcement risk. Since we conduct a significant portion of our operations in mainland China, the majority of our assets are located in mainland China, and all of our directors, officers or senior management are located in mainland China, it may be more difficult for shareholders to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel, Guangdong Jiamao Law Firm, has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions outside mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See Risk Factors – Risks Related to Doing Business in China – “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us or Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in mainland China may also be limited”.

●	Restriction on currency conversion. The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside mainland China. See Risk Factors – Risks Related to Doing Business in China – “Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our mainland China Subsidiaries to obtain financing”.

●	Restrictions on dividend payment. As a holding company, we rely principally on dividends and other distributions on equity from our subsidiaries, including those based in China, for our cash requirements, including for services of any debt we may incur. Our mainland China Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our mainland China Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, if our mainland China Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our mainland China Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. See Risk Factors – Risks Related to Doing Business in China – “We may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements we may have, and any limitation on the ability of our mainland China Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

●	Possibility to be classified as “Resident Enterprise.” Under the Enterprise Income Tax Law, Dogness may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our shareholders outside of mainland China, including repayment of any underpayments and penalties for underpayment. See Risk Factors – Risks Related to Doing Business in China – “We may be classified as a ‘resident enterprise’ for mainland China enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders”.

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

Our business is affected by the broader relationship between the U.S. and China, which has been marked by periods of heightened political and economic tension. Both governments have, from time to time, adopted or proposed policies such as tariffs, sanctions, export controls, restrictions on investment, and limitations on technology transfer. These measures may reduce cross-border trade and investment flows, restrict access to capital, and increase compliance costs for us.

Even if such policies do not directly target us, they may affect our suppliers, partners, customers, or investors and, in turn, indirectly impact our operations. The regulatory environment remains uncertain, and future actions by the U.S. or Chinese governments could have a material adverse effect on our sales in the U.S. market and, therefore, on our financial condition, results of operations, and the market price of our securities.

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

In the normal course of business, we and our Subsidiaries may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that we or our Subsidiaries owe more taxes than it has paid. We recorded tax liabilities of $0.6 million, $1.0 million and $1.0 million as of June 30, 2025, 2024, and 2023, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of for past taxes may be higher than those amounts, if the PRC authorities determine that penalties are applicable or that the correct amount has not been paid. Although the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent we are able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

If our largest customers reduce their orders with us, such revenues would be very difficult to replace.

A significant portion of our revenues was derived from a small number of key customers, including Velcro and Dongguan Anyi Trading Co., Ltd. While we also sell our products through distributors and trading companies, we do not currently have alternative brick-and-mortar customers that offer a comparable volume of business. If we lose any of these major customers, or if any of them materially reduce their purchases from us, we may not be able to identify and secure replacement customers or revenues in a timely manner, or at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our smart products have only recently entered distribution.

While we are optimistic that our smart products such as collars, harnesses, feeders and robots will be important products for our company in the future, we begun to sell them and thus do not know whether they will prove popular with consumers. We have exhibited these products at expos in multiple countries and have begun to receive orders, but our revenues for all smart products was approximately $6.3 million, $4.4 million and $7.4 million during the years ended June 30, 2025, 2024, and 2023, respectively. As a result, we do not have an accurate gauge of how well accepted they will be by consumers. If consumers do not appreciate our smart products, we may not sell enough products to grow our market share in this new industry.

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

We debuted our C2 and H2 smart collars and harnesses in 2016. These products were designed to operate over 2G telephone technology. While this platform was sufficient to meet the needs of the products, 2G speeds lag far behind currently available 4G and now 5G technology. As a result, our C2 and H2 products have thus far obtained a very limited customer base. For this reason, we have been researching and developing our next generation of smart collars and harnesses to operate with today’s higher internet speeds in mind. We have launched the C9 which relies on 5G network and C5 mini which relies on NB network. Although we have commenced initial sales of our smart collars and harnesses, together with related cellular service subscriptions, we expect such sales to remain nominal until these products are more fully brought to market. Looking ahead, although we intend to continue introducing next-generation smart collars and harnesses and enhancing each successive generation, we cannot predict the extent of future consumer demand for these products.

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

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our mainland China Subsidiaries own 120 patents and 174 trademarks in China and 89 patents and 51 trademarks outside China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). This intellectual property has allowed our products to earn market share in the pet products industry.

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

As of the date of the filing, we have registered 174 trademarks in China. We have also registered our key trademarks in Japan, Australia, Korea, Hong Kong, Taiwan and the United States.

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

As of June 30, 2025, we had approximately $4.1 million in outstanding bank loans, with expected repayment of approximately $2.0 million in one year, $1.6 million in two years and $0.5 million in three to four years. The loans are guaranteed by the fixed assets of the Company’s subsidiaries and are also personally guaranteed by our Chief Executive Officer. While we believe we have sufficient capital resources to repay these bank loans with support from Mr. Silong Chen, our Chief Executive Officer, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

Our key customers are principally retail pet specialty stores and mass merchandisers. For the year ended June 30, 2025, sales to our four largest customers accounted for 30.4%, 13.9%, 13.3% and 7.5% of our total revenue. For the year ended June 30, 2024, sales to our four largest customers accounted for 20.8%, 17.2%, 5.1% and 5.0% of our total revenue. For the year ended June 30, 2023, sales to our four largest customers amounted in the aggregate to approximately 15.4%, 11.6%, 8.8% and 5.3% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. During the years ended June 30, 2025, 2024 and 2023, we had three, two and two customers that accounted for 10% or more of our revenues.

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

In our efforts to develop new products, we compete for qualified personnel with technology companies and research institutions. Although we have our own research and development team, we also rely heavily on our cooperation with another software development companies, which has been helping us develop our high-tech products. This relationship has become an important part of our company’s business development. If this relationship becomes unstable or is terminated in the future, we may be unable to meet our business and financial goals.

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

Our Class B Common Shares have ten votes per share, and our Class A Common Shares have one vote per share. Our directors, executive officers, and their affiliates, beneficially hold in the aggregate approximately 94.67% of the voting power of our capital stock as of October 16, 2025. Because of the ten-to-one voting ratio between our Class B and Class A Common Shares, the holder of our Class B Common Shares collectively control a majority of the combined voting power of our Common Shares and therefore is able to control all matters submitted to our shareholders for approval. The sole owner of such Class B Common Shares is our Chief Executive Officer, Mr. Silong Chen, who owns 9,069,000 Class B Common Shares through Fine victory holding company Limited. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

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

Prior to our initial public offering in 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements in connection with this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. One material weakness identified relates to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) lack of risk assessment in accordance with the requirement of COSO 2013 framework. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations (ii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (iii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iv) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control;. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. As of the date hereof, management has concluded that such controls are ineffective. Because we are an accelerated filer under the SEC rules, our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal control over financial reporting.

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

The trading prices for our Class A Common Shares have fluctuated since we first listed our Class A Common Shares. Since our Class A Common Shares became listed on the Nasdaq on December 20, 2017, the trading price of our Class A Common Shares has ranged from $2.86 to $174.80 per common share (retrospectively restated for effect of reverse stock split on November 7, 2023), and the last reported trading price on October 16, 2025 was $14.38 per common share. If you purchase our Class A Common Shares, you may not be able to resell those shares at or above your purchase price. The market price of our Class A Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

There is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands are also unlikely to recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the High Court of the British Virgin Islands, provided such judgment:

● is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment;

● imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

● is final and conclusive;

● no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI;

● is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company;

● was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

Our board of directors may decline to register transfers of Class A Common Shares in certain circumstances.

Subject to our amended and restated memorandum and articles of association and the BVI Business Companies Act (As Revised), the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the Class A Common Shares in the Company’s register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution. Where the directors pass such a resolution, the Company shall send to the transferor and the transferee a notice of the refusal or delay. Notwithstanding anything contained in our amended and restated memorandum and articles of association, the directors shall not decline to register any transfer of Class A Common Shares, nor may they suspend registration thereof, where such transfer is: (i) to any mortgagee or chargee whose interest has been noted on the Company’s register of members; or (ii) by any such mortgagee or chargee pursuant to the power of sale under its security or otherwise and in accordance with the terms of the relevant security document.

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

Changes in China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on our business and the value of our Class A Common Shares.

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

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation, and the value of our Common Shares may depreciate quickly. China’s social and political conditions may change and become unstable. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

The Chinese government exerts substantial oversight over the manner in which we must conduct our business activities and may intervene in or influence our operations at any time through government policies, laws and regulations, which could result in a material change in our operations and the value of our Class A Common Shares.

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

Government actions in the future could significantly affect economic conditions in China or particular regions thereof and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

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

On September 24, 2024, the State Council released the Regulations on the Network Data Security Management, or the Data Security Management Regulations, which became effective on January 1, 2025. Pursuant to the Data Security Management Regulations, data processor holding more than ten million users/users’ individual information are required to designate a person-in-charge and establish a dedicated data security management body, implement data security management systems and risk response measures, and report data disposal plans to the competent authorities in the event of material corporate changes. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021, and became effective on February 15, 2022 and replace the Cybersecurity Review Measures promulgated on April 13, 2020, an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof are not yet clear. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for approval.

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

On February 17, 2023, with the approval of the State Council, the CSRC issued the Listing Records Rules, including the Trial Measures, for the administration of the overseas listing filing system, which has been implemented since March 31, 2023. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market are required to undertake filing procedures with the CSRC for its overseas offering and listing activities. Further, the Trial Measures set forth a list of circumstance under which overseas offering and listing by PRC domestic companies is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the company established in mainland China , or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Class A Common Shares on Nasdaq is deemed as an indirect overseas offering and listing by companies established in China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this prospectus, none of the circumstances prohibiting the overseas offering and listing by companies established in China as listed above applies to us, and we can offer and continue to offer our Class A Common Shares on Nasdaq. In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we had been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required by the Trial Measures in a timely manner for subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our mainland China Subsidiaries in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our mainland China Subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

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

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of the content on our online platform is deemed to violate any content restrictions by the PRC government, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or customers of our website or for the content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

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

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on April 13, 2020, amended on December 28, 2021 and became effective on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, Review Measures stipulates that an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this prospectus, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system shall be established. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On September 24, 2024, the State Council published the Regulations on the Network Data Security Management , or the Data Security Management Regulations, which became effective on January 1, 2025. Under the Data Security Management Regulations, which provides that an overseas initial public offering to be conducted by a data processor processing the personal information of more than ten million individuals are required to designate a person-in-charge and establish a dedicated data security management body, implement data security management systems and risk response measures, and report data disposal plans to the competent authorities in the event of material corporate changes. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refer to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations. There remains uncertainty as to how the Review Measures and the Data Security Management Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Data Security Regulations. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. Any cybersecurity review could also result in negative publicity with respect to our Company and the diversion of our managerial and financial resources. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our continued listing on the Nasdaq capital market can be taken in a timely manner, or at all.

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

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR (formerly known as State Administration for Industry and Commerce, or the SAIC), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020, was amended on December 28, 2021, and became effective on February 15, 2022. According to the Cybersecurity Review Measures, (i) operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) online platform operators holding more than one million users/users’ individual information and seeking a listing outside China shall file for cybersecurity review; (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

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

On June 10, 2021, SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and impose export restrictions on certain data an information.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have a material adverse effect on our business, operations and financial condition.

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

Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

Any transfer of funds by us to our mainland China Subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

Any transfer of funds by us to our mainland China Subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our mainland China Subsidiaries is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and our mainland China Subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 3.5 times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our mainland China Subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our mainland China Subsidiaries are subject to the approval of or filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

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

The majority of our operations conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the British Virgin Islands, may be difficult or impossible.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us or Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in mainland China may also be limited.

We are an exempted company with limited liability incorporated under the laws of the British Virgin Island, we conduct a significant portion of our operations in mainland China and the majority of our assets are located in mainland China. In addition, all of our directors, officers or senior management are located in mainland China. As a result, it may be more difficult for our Shareholders to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel, Guangdong Jiamao Law Firm, has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions outside mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where taxable assets in mainland China are involved, such as offshore restructuring. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors who are not resident enterprises in mainland China, our mainland China Subsidiary may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Of our current shareholders, the pre-IPO shareholders are individual Chinese residents to whom Notice 37 applies. The remaining pre-IPO shareholders are enterprises and Hong Kong residents, to whom Notice 37 does not apply; provided, however, that to the extent the shareholders of such enterprises are themselves Chinese residents, Notice 37 would apply to such individuals. As of the date hereof, none of the shareholders who are Chinese residents who hold such shares directly or through a Hong Kong enterprise has submitted registration under Notice 37. Although such individuals have promised to complete registration at the time they pay the company’s capital contribution prior to completion of this offering, there can be no assurance such registration will be completed in a timely manner. We have requested mainland China residents whom we know hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under Notice 37 and other related rules. However, we cannot assure you that the registration will be duly and timely completed with the local SAFE branch or qualified banks. In addition, we may not be informed of the identities of all of the mainland China residents holding direct or indirect interests in our company. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China Subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

The Enterprise Income Tax Law provides those enterprises established outside of mainland China whose “de facto management bodies” are located within mainland China are considered mainland China tax resident enterprises and will generally be subject to the uniform 25% enterprise income tax rate on their global income. In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, known as SAT Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by mainland China enterprises or Mainland d China enterprise groups, not those controlled by mainland China individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises or mainland China enterprise groups or by mainland China or foreign individuals.

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

Currently, certain of our affiliated entities are making contributions to the plans based on the basic salary of our employees which may not be adequate in strict compliance with the relevant regulations. As of the date of this prospectus, the accumulated impact in this regard was immaterial to our financial condition and results of operations. We have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our current practice in this regard. As the interpretation of implementation of labor-related laws and regulations are still involving, we cannot assure you that our practice in this regard will not be violate any labor-related laws and regulations regarding including those relating to the obligations to make social insurance payments and contribute to the housing funds and other welfare-oriented payments. If we deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and subject to penalties, and our business, financial condition and results of operations will be adversely affected.

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

Item 4. Information on the Company

A. History and Development of the Company

Dogness (International) Corporation (“Dogness”) was incorporated as a British Virgin Islands company limited by shares under the BVI Business Companies Act (As Revised), on July 11, 2016. Dogness has an indefinite term. Dogness was established to operate principally as a holding company. Dogness and its subsidiaries (collectively the “Company”) are principally engaged in the design and manufacture of pet products, including leashes and smart products, and lanyards in China. Most products are exported to the U.S. and Europe and sold to pet stores, including major pet store chains. The share capital of Dogness was US$200,000, divided into 100,000,000 Common Shares of par value US$0.002 each. In connection with the incorporation of Dogness, 15,000,000 Common Shares were issued to Silong Chen, Dogness’ founder and Chief Executive Officer.

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

On May 9, 2024, the Company entered into a securities purchase agreement with various purchasers, pursuant to which the Company agreed to issue and sell to the purchasers an aggregate of 2,000,000 Class A Common Shares of the Company, at a price of US$2.50 per share for aggregate gross proceeds of US$5,000,000.

On May 6, 2025, the Company entered into a securities purchase agreement with various purchasers, pursuant to which the Company agreed to issue and sell to the purchasers an aggregate of 1,200,000 Class A Common Shares, of the Company, at a price of US$5.00 per share for aggregate gross proceeds of US$6,000,000.

On May 17, 2025, the Company entered into a share acquisition agreement to acquire a 19.5 % equity interest in Dogness Intelligent Technology Co., Ltd. (“DITC”) from a DITC shareholder in exchange for Dogness’s Class A Common Shares and warrants to purchase Class A Common Shares. Pursuant to the share acquisition agreement, the Company agreed to acquire 19.5 % of DITC’s equity in return for (a) 250,000 Class A Common Shares, (b) 1,550,000 pre-funded warrants to purchase Class A Common Shares and (c) up to 2,000,000 maximum eligibility warrants to purchase Class A Common Shares.

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

Dogness Cube App Feeder and Programmable Feeder: This 2022 version of the App Feeder and Programmable Feeder holds about 4 pounds of dry food. The food container is semi-transparent which enables the pet owners to check on the food level without opening the container. In fiscal 2024, we improved the feeder’s anti-clogging and sealed moisture-proof functions, upgraded the camera, and added night vision and wide-angle features to the App Feeder and Programmable Feeder.

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

Dogness C9 mini-Trackers: The Dogness C9 mini-tracker is a compact pet tracking device featuring extended battery life of more than seven days under normal use. It is equipped with a six-axis gyroscope and supports multiple positioning technologies, including GPS, LBS, BDS, and Wi-Fi, with coverage over 5G networks to enhance accuracy and reliability.

Dogness Rechargeable Pet Shock Mat: The Dogness Rechargeable Pet Shock Mat is designed to help train pets to avoid restricted areas within the home. When placed in designated locations, the mat prevents pets from entering or stepping on protected zones. Upon contact, the mat delivers a mild static pulse accompanied by a sound signal. The static pulse is maintained at a safe intensity that does not cause harm to pets but discourages repeated attempts to cross. The product offers three adjustable levels, includes an automatic shut-off function after five activations, and is equipped with power-off protection for safety.

The Dogness W01 Automatic Dog Paw Cleaner: The Dogness W01 Automatic Dog Paw Cleaner allows pet owners to conveniently clean their pets’ paws before entering the home. It is equipped with 157 dense, soft silicone bristles made from food-grade material, designed to provide gentle and effective cleaning by removing dust and dirt while protecting paw health. The detachable bristle insert can also be used as a grooming brush during bathing. The device features a one-touch cleaning mechanism for quick operation and provides a massaging effect that helps relax pets during use.

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

Upcoming New Products

Dogness expects to launch additional products, including convenient indoor pet toilets, air purifiers, AI feature feeder and other products.

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

Market Background

Our company’s primary market is mainland China, with approximately 34.2%, 32.2% and 36.0% of our products being sold in China in fiscal 2025, 2024, and 2023, respectively.

In terms of export sales, our company’s primary market is the United States, with approximately 22.0%, 19.2% and 35.4% of our products being sold in America in fiscal 2025, 2024, and 2023, respectively. The United States has one of the highest pet ownership rates in the world. According to the 2025 APPA National Pet Owners Survey as cited in APPA’s State of the Industry Report, 94 million U.S. households own a pet.1

Pet owners in the United States have increasingly seen their pets as extended members of the family. Accordingly, spending on pets has increased steadily over the last decade. According to the APPA, in 2024, $151.9 billion was spent on pets in the U.S.2

1 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics. https://americanpetproducts.org/news/the-american-pet-products-association-appa-releases-2025-state-of-the-industry-report?utm_source=chatgpt.com

2 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics. https://www.americanpetproducts.org/press_industrytrends.asp

We sell the majority of our products through specialty pet store chain retailers and mass market retailers. Although there are more than 18,000 pet stores in the United States, the majority of pet stores are small operations, but a significant proportion of sales come from the top few specialty retail chains, Petco and Pet Valu. Mass retailers like Target and Wal-Mart also play a key role in pet supply sales, including in particular staples like pet food. These retailers have courted pet owners with the offer of one-stop-shopping, as compared with making a special trip to a pet store.

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

● Advanced technology. We have developed and made use of 209 patents in producing premium pet products.

● Strong research and development. We have leveraged our cooperation with and/or investments in Dogness Network Technology Co., Ltd (“Dogness Network”), Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”), Linsun Smart Technology Co., Ltd (“Linsun”) and our own in-house research and development efforts to design high tech pet products for our customers. Dogness Network, in which we have a 10% ownership interest, develops the smartphone apps that power our connected products, including our feeders, treaters, robots and others. Nanjing Rootaya has designed some of our pet toys and innovative water and food bowl. Linsun, in which we have a 13% ownership interest, helped create our smart feeders and treaters. Our subsidiary Dongguan Jiasheng is responsible for the technology underlying our other smart products and innovation and improvement in traditional products.

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

● Strong reputation in pet products industry. Our customer list is filled with sophisticated, multinational purchasers of pet.

Research and Development

Our R&D team has 12 dedicated employees who are focused on product development and design. Quality control has 8 employees and is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

Beginning in 2016, we have been researching and testing new, more ecologically friendly materials, which we hope to use in place of PVC in certain plastic applications.

As a result of these efforts, we became certified as a National High-Tech Enterprise by the State Intellectual Property Office in March 2015, and we renewed this certification in 2024. The certificate will expire on December 10, 2027. This certification entitles us to favorable tax rates of 15%, rather than the unified rate of 25% we would pay if we were not certified.

Our research and development expenses were $1,115,108 in fiscal 2025, $610,439 in fiscal 2024 and $931,078 in fiscal 2023, representing 5.4%, 4.1% and 5.3%, of our total revenues for 2025, 2024, and 2023, respectively. We expect our R&D expenses to increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Intellectual Property

We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. As of October 16, 2025, we have completed registration of 120 patents with the China State Intellectual Property Office. In addition, we have registered 19 patents in Germany, 27 in Japan, 23 in the United States, 9 in Canada, 3 in Australia, and 8 in the European Union. As of the date of this report, we have successfully obtained 209 patents (including 120 in China), which includes 32 invention patents, 72 utility patents, and 105 appearance patents.

We have completed registration of 174 trademarks, with the Trademark Office of the State Administration for Industry & Commerce of the PRC. In addition, we have registered a total of 51 key trademarks for Dogness in Japan, Australia, South Korea, Hong Kong, Taiwan, and the United States. We have registered all of our patents and trademarks under Dongguan Jiasheng, Dongguan Dogness, Dogness Group, and HK Dogness. Our trademarks will expire at various dates through November 12, 2030.

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

Patents

Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs. As of the date of this report, we have successfully obtained 209 patents (including120 in China), which includes 32 invention patents, 72 utility patents, and 105 appearance patents.

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

Our registered office in the British Virgin Islands is at Bolder Corporate Services (BVI) Limited, Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands, telephone +1 (284) 494-3399.

D. Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. The land use rights to the property on which our facilities are situated are held by the parties from which we lease such property.

At our facility in Dongguan, our company leases the factory building, office building, guard booth, power room and dormitory from Dongguan East District Tongsha Huanggongkeng Co-op, an unrelated third party. The total leased area spans 10,292 square meters. The lease commenced May 1, 2009 has been renewed twice; the current expiration date is April 30, 2027. We estimate that the productive capacity of our main factory is 8,500,000 pieces per year, and our current utilization rate is approximately 65%.

The registered office of Dogness Intelligent Technology (Dongguan) Co., LTD. is leased from Dongguan Jiasheng and consists of 500 square meters on the site of our facility in Dongguan. The lease was terminated in April 2024.

On March 14, 2018, Dogness Group purchased an office building of 6,373 square feet for $1.37 million in Dallas, Texas, which serves as the office, quality control, testing area and drop shipment location for Dogness Group. The sale of the office building was completed in two tranches to two different buyers, with the first closing in March 2025 and the second in June 2025.

On March 16, 2018, the Company acquired all of the equity of Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. The Company uses this land use right and buildings as a production facility. The Meijia plant started test operations in August 2019 and started normal production in December 2019 upon passing the final inspection conducted by the local government. The Meijia plant has reached its designed production capacity in June 2021.

In July 2018, the Company entered a long-term lease that expires October 14, 2038 for 7,026 square meters of land and 5,000 square meters of buildings in Dongguan city. The Company uses this new property as a warehousing facility, given limited storage capacity at its other facilities. Lease expenses for this property were approximately $4.5 million, which amount was paid in full on October 9, 2018. the Company had completed this project.

The Company’s subsidiary Dogness Culture (in the process of being liquidated as of the date of this report) also worked on a project to decorate a pet themed retail store.

In August 2022, the Company’s subsidiary, Dogness Dongguan, entered into a long-term lease commencing on September 1, 2022, and expiring on December 31, 2037, for a total of 13,600 square meters of warehouse space on Zhenxing Road, Dongcheng, Dongguan City. The Company is utilizing this property as its office, research and development , and logistics center.

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

A reorganization of the legal structure was completed on January 9, 2017. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to the Company. After the reorganization, the Company ultimately owns 100% of the equity interests of the entities mentioned above. As of the date of this Report, the Controlling Shareholder owns a 64.12% equity interest of the Company.

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

Revenues by products and services categories are summarized below:

	For the Years ended June 30,
	2025		2024		2023
Products and services category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	% of total Revenue

Products
Traditional pet products	$8,647,605	41.8%	$9,020,839	60.8%	$8,302,299	47.2%
Intelligent pet products	6,298,625	30.4%	4,384,631	29.5%	7,404,407	42.1%
Climbing hooks and others	5,761,477	27.8%	1,355,016	9.1%	1,806,369	10.3%
Total revenue from products	20,707,707	100.0%	14,760,486	99.4%	17,513,075	99.6%

Services
Dyeing services	-	-%	87,416	0.6%	-	-%
Other services	-	-%	-	-%	71,379	0.4%
Total revenue from services	-	-%	87,416	0.6%	71,379	0.4%
Total	$20,707,707	100.0%	$14,847,902	100.0%	$17,584,454	100.0%

During the year ended June 30, 2025, our products were sold in 35 countries. Our major customers include Anyi trading, Mid Ocean Brands B.V., Velcro Europe S.A., Philips Domestic Appliances (Cjina) Investment Co.,Ltd., Digital ID Limited, Costco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. We also sold our products on popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and on those live streaming sales platforms hosted by influencers.

Export sales accounted for 65.8%, 67.8% and 64.0% of the total sales for the years ended June 30, 2025, 2024 and 2023, respectively, while China domestic sales accounted for 34.2%, 32.2% and 36.0% for the years ended June 30, 2025, 2024 and 2023, respectively. The breakdown of the sales by geographic areas is shown below:

	For the Year ended June 30, 2025		For the Year ended June 30, 2024		For the Year ended June 30, 2023
Geographic location	Amount	% of total Revenue	Amount	% of total Revenue	Amount	% of total Revenue

Sales to international markets	$13,621,337	65.8%	$10,063,227	67.8%	$11,253,079	64.0%
Sales in China domestic market	7,086,370	34.2%	4,784,675	32.2%	6,331,375	36.0%
Total	$20,707,707	100.0%	$14,847,902	100.0%	$17,584,454	100.0%

For the year ended June 30, 2025, the Company’s four largest customers accounted for 27.5%, 14.2%, 13.6% and 7.6% of the Company’s total revenue, respectively. For the year ended June 30, 2024, the Company’s four largest customers accounted for 20.8%, 17.2%, 5.1% and 5.0% of the Company’s total revenue, respectively. For the year ended June 30, 2023, the Company’s four largest customers accounted for 15.4%,11.6%, 8.8% and 5.3% of the Company’s total revenue, respectively.

Significant Highlights

The following highlights and developments for the year ended June 30, 2025:

On May 17, 2025, the Company entered into an equity investment to acquire a 19.5 % equity interest in an unrelated private entity - Dogness Intelligent Technology Co., Ltd. (“DITC”) from its original owners for considerations consisting of (a) issuance of the Company’s 250,000 Class A common shares, (b) issuance of 1,550,000 pre-funded warrants to purchase the Company’s Class A common shares and (c) issuance of up to 2,000,000 maximum eligibility warrants to purchase the Company’s Class A common shares. The fair value of such consideration was determined at $19,000,000 assessed by an independent valuation firm.

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

Results of Operations

Comparison of Operation Results for the Years Ended June 30, 2025 and 2024

The following table summarizes the results of our operations for the years ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year ended June 30, 2025		For the Year ended June 30, 2024		Changes
	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Revenues	20,707,707	100.0%	$14,847,902	100.0%	5,859,805	39.5%
Cost of revenues	15,682,213	75.7%	11,725,188	79.0%	3,957,025	33.7%
Gross profit	5,025,494	24.3%	3,122,714	21.0%	1,902,780	60.9%
Operating expenses
Selling expenses	1,311,176	6.3%	1,129,671	7.6%	181,505	16.1%
General and administrative expenses	9,166,535	44.3%	7,838,024	52.8%	1,328,511	16.9%
Research and development expense	1,115,108	5.4%	610,439	4.1%	504,669	82.7%
Loss from disposal of fixed assets	227,323	1.1%	1,075,490	7.2%	(848,167)	(78.9)%
Total operating expenses	11,820,142	57.1%	10,653,624	71.8%	1,166,518	10.9%
Loss from operations	(6,794,648)	(32.8)%	(7,530,910)	(50.7)%	736,262	(9.8)%
Other income (expenses)
Interest income (expense), net	80,503	0.4%	(207,410)	(1.4)%	287,913	(138.8)%
Foreign exchange transaction gain	169,105	0.8%	310,860	2.1%	(141,755)	(45.6)%
Other income, net	155,287	0.7%	541,468	3.6%	(386,181)	(71.3)%
Rental income from related parties, net	211,430	1.0%	337,743	2.3%	(126,313)	(37.4)%
Total other income	616,325	3.0%	982,661	6.6%	(366,336)	(37.3)%
Loss before income taxes	(6,178,323)	(29.8)%	(6,548,249)	(44.1)%	369,926	(5.6)%
Income tax benefit	(1,077,086)	(5.2)%	(491,600)	(3.3)%	(585,486)	119.1%
Net loss	(5,101,237)	(24.6)%	$(6,056,649)	(40.8)%	955,412	(15.8)%

Revenues. Revenues increased by approximately $5.9 million, or 39.5%, to approximately $20.7 million in fiscal 2025 from approximately $14.8 million in fiscal 2024. The increase in revenue was primarily attributable to an approximately $4.4 million increase in the revenue of climbing hooks and others and an approximately $1.9 million increase in the revenue of intelligent pet products, offset by an approximately $0.4 million decrease in the revenue of traditional pet products.

Revenue by Products and Services Category

The breakdown of our revenue by products and services categories is as follows:

	For the Years ended June 30,
	2025		2024		Changes
Products and services category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Products
Traditional pet products	$8,647,605	41.8%	$9,020,839	60.8%	$(373,234)	(4.1)%
Intelligent pet products	6,298,625	30.4%	4,384,631	29.5%	1,913,994	43.7%
Climbing hooks and others	5,761,477	27.8%	1,355,016	9.1%	4,406,461	325.2%
Total revenue from products	20,707,707	100.0%	14,760,486	99.4%	5,947,221	40.3%

Services
Dyeing services	-	-%	87,416	0.6%	(87,416)	(100.0)%
Total revenue from services	-	-%	87,416	0.6%	(87,416)	(100.0)%
Total	$20,707,707	100.0%	$14,847,902	100.0%	$5,859,805	39.5%

	Total Revenue for the years ended June 30,		Units sold	Units sold	Variance in Units	% of units	Average selling price		Price
Products	2025	2024	in 2025	in 2024	sold	variance	2025	2024	Difference
Traditional pet products	$8,647,605	$9,020,839	15,225,488	15,180,171	45,317	0.3%	$0.57	$0.59	$(0.02)
Intelligent pet products	6,298,625	4,384,631	404,594	250,200	154,394	61.7%	15.57	17.52	(1.95)
Climbing hooks and others	5,761,477	1,355,016	2,596,208	704,069	1,892,139	268.7%	2.22	1.92	0.30
Total	$20,707,707	$14,760,486	18,226,290	16,134,440	2,091,850	13.0%	$1.14	$0.91	$0.23

Traditional pet products

Revenue from traditional pet products decreased by approximately $0.4 million, or 4.1%, from approximately $9.0 million in fiscal 2024 to approximately $8.6 million in fiscal 2025. The decrease was mainly due to a decrease of $0.02 in average selling price in fiscal 2025 compared to fiscal 2024. Among the total revenue decrease, approximately $0.7 million decrease was from sales in Chinese domestic markets, offset by an increase of approximately $0.3 million in international market.

Intelligent pet products

Revenue from intelligent pet products increased by approximately $1.9 million, or 43.7%, from approximately $4.4 million in fiscal 2024 to approximately $6.3 million in fiscal 2025. The increase was mainly driven by an increase of 61.7% in sales volume in fiscal 2025 compared to fiscal 2024. Among the total revenue increase, approximately $1.2 million increase was from sales to customers in international markets primarily due to the newly acquired customers and approximately $0.7 million was from sales to customers in China domestic market primarily due to increased orders from our current customers.

Climbing hooks and others

Revenue from climbing hooks and others increased by approximately $4.4 million, or 325.2%, from approximately $1.4 million in fiscal 2024 to approximately $5.8 million in fiscal 2025. The increase was mainly driven by increased sales volume and average selling price in fiscal 2025 compared to fiscal 2024. Among the total revenue increase, approximately $2.1 million increase was from sales to customers in international markets and approximately $2.3 million was from sales to customers in China domestic market, primarily due to the increased orders of the climbing hooks from our customers.

Dyeing services

We utilize our manufacturing capability and color dyeing technology to provide dyeing solutions to customers. Our services involve applying dyes or pigments on ribbons made of textile materials such as fibers, yarns, and fabrics to achieve the customer’s desired color fastness and quality. We recognize revenue at the point when dyeing solutions and related services are rendered, and the products after dyeing are delivered and accepted by the customers. We earned dyeing services fees of $nil and $0.1 million in fiscal 2025 and 2024, respectively.

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

We sold certain intelligent pet products to Dogness Network and Dogness Technology, and accordingly reported related party sales in aggregate of $nil and $0.1 million, which accounted for nil and 0.7% of our total revenue in fiscal 2025 and 2024, respectively.

Cost of revenue associated with the sales to these two related parties amounted to $nil and $0.1 million in fiscal 2025 and 2024, respectively.

Revenue by Geographic Area

The breakdown of our revenue by geographic areas is as follows:

	For the Years Ended June 30,
	2025		2024		Changes
Geographic Area	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Mainland China	$7,086,370	34.2%	$4,784,675	32.2%	$2,301,695	48.1%
United States	4,550,574	22.0%	2,854,965	19.2%	1,695,609	59.4%
Europe	4,051,058	19.6%	2,049,185	13.8%	2,001,873	97.7%
Japan and other Asian countries and regions	3,855,129	18.6%	4,058,240	27.3%	(203,111)	(5.0)%
Australia	228,462	1.1%	421,673	2.8%	(193,211)	(45.8)%
Canada	530,302	2.6%	350,296	2.4%	180,006	51.4%
Central and South America	405,812	1.9%	328,868	2.3%	76,944	23.4%
Total	$20,707,707	100.0%	$14,847,902	100.0%	$5,859,805	39.5%

International sales products and services category

The breakdown of sales by products and services categories in international markets is as follows:

	For the Years ended June 30,
	2025		2024		Changes
Products and services category	Amount	% of total International Revenue	Amount	% of total International Revenue	Amount	%

Traditional pet products	$7,237,588	53.1%	$6,942,938	69.0%	$294,650	4.2%
Intelligent pet products	3,561,490	26.1%	2,364,143	23.5%	1,197,347	50.6%
Climbing hooks and others	2,822,259	20.8%	756,146	7.5%	2,066,113	273.2%
Total	$13,621,337	100.0%	$10,063,227	100.0%	$3,558,110	35.4%

Our total sales in international markets increased by approximately $3.6 million, or 35.4%, from approximately $10.1 million in fiscal 2024 to approximately $13.6 million in fiscal 2025 due to a significant increase in international sales orders.

We had increases in sales for all product types in fiscal 2025 as compared to fiscal 2024 in international markets. International sales of our traditional pet products, intelligent pet products, and climbing hooks increased by 4.2%, 50.6%, and 273.2%, respectively.

Domestic sales by products and services category

The breakdown of sales by products and services categories in China domestic market is as follows:

	For the Years ended June 30,
	2025		2024		Changes
Products and services category	Amount	% of total China domestic Revenue	Amount	% of total China domestic Revenue	Amount	%

Traditional pet products	$1,410,017	19.9%	$2,077,901	43.4%	(667,884)	(32.1)%
Intelligent pet products	2,737,135	38.6%	2,020,488	42.2%	716,647	35.5%
Climbing hooks and others	2,939,218	41.5%	598,870	12.5%	2,340,348	390.8%
Dyeing services	-	-%	87,416	1.9%	(87,416)	(100.0)%
Other services	-	-%	-	-%	-	-%
Total	$7,086,370	100.0%	$4,784,675	100.0%	2,301,695	48.1%

Our domestic sales increased by approximately $2.3 million or 48.1%, from approximately $4.8 million in fiscal 2024 to approximately $7.1 million in fiscal 2025. The increase in our domestic market sales is due to a significant increase in intelligent pet products and climbing hooks and others.

Our domestic sales of intelligent pet products and climbing hooks and others, increased by 35.5% and 390.8%, respectively, while domestic sales of traditional pet products decreased by 32.1%. We did not provide dyeing services in fiscal 2025.

Cost of revenues

Our cost of revenues increased by approximately $4.0 million or 33.7%, from approximately $11.7 million in fiscal 2024 to approximately $15.7 million in fiscal 2025, due to a significant increase in sales volume. As a percentage of revenues, the cost of revenues decreased by approximately 3.3 percentage points, decreasing to 75.7% in fiscal 2025 from 79.0% in fiscal 2024.

Gross profit

Our gross profit increased by approximately $1.9 million or 60.9%, from approximately $3.1 million in fiscal 2024 to approximately $5.0 million in fiscal 2025, primarily attributable to the increase in sales volume and improved operational efficiency. Overall gross profit margin was 24.3% in fiscal 2025, an increase of 3.3 percentage points, as compared to 21.0% in fiscal 2024.

Gross profit by products and services category

The breakdown of gross profit by products and services categories is as follows:

	For the Year ended June 30,
	2025		2024		Changes
Products and services category	Amount	Gross profit %	Amount	Gross profit %	Amount	Gross profit Pct. Pt.
Traditional pet products	$798,157	9.2%	$1,439,101	16.0%	(640,944)	(6.8)	pct.
Intelligent pet products	1,759,721	27.9%	1,241,599	28.3%	518,122	(0.4)	pct.
Climbing hooks and others	2,467,616	42.8%	473,338	34.9%	1,994,278	7.9	pct.
	5,025,494	24.3%	3,154,038	21.4%	1,871,456	2.9	pct.
Services
Dyeing services	-	-%	(31,324)	(35.8)%	31,324	35.8	pct.
Total	$5,025,494	24.3%	$3,122,714	21.0%	1,902,780	3.3	pct.

Gross profit for traditional pet products decreased by approximately $0.6 million from approximately $1.4 million in fiscal 2024 to approximately $0.8 million in fiscal 2025. Gross profit margin decreased by 6.8 percentage points from 16.0% in fiscal 2024 to 9.2% in fiscal 2025 due to an increase of unit cost and a decrease of average selling price.

Gross profit for intelligent pet products increased by approximately $0.5 million from approximately $1.2 million in fiscal 2024 to approximately $1.8 million in fiscal 2025, mainly driven by a 61.7% increase in the sales volume. Gross profit margin decreased by 0.4 percentage point from 28.3% in fiscal 2024 to 27.9% in fiscal 2025, mainly driven by decrease in average selling price.

Gross profit for climbing hooks and others increased by approximately $2.0 million from approximately $0.5 million in fiscal 2024 to $2.5 million in fiscal 2025, mainly driven by a 268.7% increase in the sales volume. Overall gross margin for climbing hook increased by 7.9 percentage points from 34.9% in fiscal 2024 to 42.8% in fiscal 2025, mainly due to increase in average selling price.

Expenses

	For the Years ended June 30,
	2025	2025	2024	2024	Changes
	Amount	% of total Expense	Amount	% of total Expense	Amount	%
Selling expenses	$1,311,176	$11.1%	$1,129,671	10.6%	$181,505	16.1%
General and administrative expenses	9,166,535	77.6%	7,838,024	73.6%	1,328,511	16.9%
Research and development expenses	1,115,108	9.4%	610,439	5.7%	504,669	82.7%
Loss from disposal of fixed assets	227,323	1.9%	1,075,490	10.1%	(848,167)	(78.9)%
Total	$11,820,142	$100.0%	$10,653,624	100.0%	$1,166,518	10.9%

Selling expenses. Selling expenses primarily include expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses increased by approximately $0.2 million, or 16.1%, from approximately $1.1 million in fiscal 2024 to approximately $1.3 million in fiscal 2025. The increase was primarily attributable to the increase of entertainment fees and advertising fees in fiscal 2025. As a percentage of sales, our selling expenses were 6.3% and 7.6% of our total revenues in fiscal 2025 and 2024, respectively.

General and administrative expenses. Our general and administrative expenses include employee salaries, welfare and insurance expenses, depreciation and bad debt expenses, as well as consulting expenses. General and administrative expenses increased by approximately $1.3 million or 16.9% from approximately $7.8 million in fiscal 2024 to approximately $9.2 million in fiscal 2025. The increase was mainly due to the renovation expenses incurred at our new office in Dongguan and increased professional consultant fee, offset by less share-based compensation and an impairment loss on assets. As a percentage of sales, our general and administrative expenses were 44.3% and 52.8% of our total revenues in fiscal 2025 and 2024, respectively.

Research and development expenses. Our research and development expenses increased by approximately $0.5 million or 82.7%, from approximately $0.6 million in fiscal 2024 to approximately $1.1 million in fiscal 2025 As a percentage of sales, our research and development expenses were 5.4% and 4.1% of our total revenues for in fiscal 2025 and 2024, respectively. We expect research and development expenses to continue to increase as we expand our research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Other income, net. Other income, net primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties and other income or expenses. Other income, net decreased by approximately $0.4 million or 37.3%, from approximately $1.0 million in fiscal 2024 to approximately $0.6 million in fiscal 2025. The decrease was mainly attributable to a decrease of approximately $0.4 million in other income.

Income tax benefit. Income tax benefit increased by approximately $0.6 million or 119.1%, from approximately $0.5 million in fiscal 2024 to approximately $1.1 million in fiscal 2025.

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2025. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

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

Net loss. As a result of the foregoing, our net loss decreased by approximately $1.0 million or 15.8%, from approximately $6.1 million in fiscal 2024 to approximately $5.1 million in fiscal 2025.

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

Other income, net. Other income, net primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties and other income or expenses. Other income, net increased by approximately $0.1 million or 12.0%, from approximately $0.9 million in fiscal 2023 to approximately $1.0 million in fiscal 2024. The increase was mainly attributable to an increase of approximately $0.4 million in other income, a decrease of approximately $0.1 million in interest expense, offset by a decrease of approximately $0.5 million in foreign exchange gain.

Income tax benefit. Income tax benefit decreased by approximately $0.7 million or 69.9%, from approximately $1.2 million in fiscal 2023 to approximately $0.5 million in fiscal 2024.

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

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended June 30,
	2025	2024	2023
Net cash provided by (used in) operating activities	$567,088	$813,826	$(8,902,265)
Net cash provided by (used in) investing activities	877,640	(3,444,863)	(1,455,354)
Net cash provided by (used in) financing activities	4,403,262	5,213,839	(1,066,364)
Effect of exchange rate change on cash and cash equivalents	27,061	(109,676)	(698,581)
Net increase (decrease) in cash and cash equivalents	5,875,051	2,473,126	(12,122,564)
Cash and cash equivalents, beginning of year	6,956,434	4,483,308	16,605,872
Cash and cash equivalents, end of year	$12,831,485	$6,956,434	$4,483,308

Operating Activities

Net cash provided by operating activities was approximately $0.6 million in fiscal 2025, including net loss of approximately $5.1 million, adjusted for non-cash items for approximately $3.9 million (including depreciation and amortization of approximately $2.8 million, amortization of right of use lease assets of approximately $0.7 million and inventories reserve of approximately $0.7 million), and adjustments for changes in working capital approximately $1.9 million. The adjustments for changes in working capital mainly include decrease of approximately $1.8 million in account receivable (including related parties), increase of approximately $0.4 million in lease liabilities, increase of and approximately $0.3 million in account payable (including related parties), offset by decrease of approximately $0.5 million in taxes payable.

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

Net cash used in operating activities was approximately $8.9 million in fiscal 2023, including net loss of approximately $7.5 million, adjusted for non-cash items for approximately $5.3 million (including depreciation and amortization of approximately $3.3 million, amortization of right of use lease assets of approximately $1.0 million, share based compensation for services of approximately $1.2 million), and adjustments for changes in working capital approximately $6.8 million. The adjustments for changes in working capital mainly include decrease of approximately $2.4 million in lease liabilities and increase of approximately $3.1 million in prepayments and other assets.

Investing Activities

Net cash provided by investing activities was approximately $0.9 million in fiscal 2025, primarily due to approximately $1.9 million received from disposition of property, plant and equipment, offset by the spending of approximately $1.0 million on our construction projects for improvement of our manufacturing facilities.

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

Financing Activities

Net cash provided by financing activities was approximately $4.4 million in fiscal 2025. During fiscal 2025, we had net proceeds from private placement of approximately $5.9 million, offset by net repayment of bank loans approximately $1.0 million and net repayment of related parties of approximately $0.5 million.

Net cash provided by financing activities was approximately $5.2 million in fiscal 2024. During fiscal 2024, we had net proceeds from private placement of approximately $4.9 million, net proceeds from related parties of approximately $0.4 million and proceeds from exercise warrants of approximately $0.3 million, offset by net repayment bank loans was of approximately $0.5 million.

Net cash used in financing activities was approximately $1.1 million in fiscal 2023. During fiscal 2023, the net repayment bank loans of approximately $1.0 million.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2025:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$16,129,406	$738,033	$2,291,309	$2,335,229	$10,764,835
Repayment of bank loan (2)	4,058,207	2,022,854	2,033,852	1,501	-
Capital injection obligation (3)	801,513	801,513	-	-	-
Capital expenditures on Dongguan Jiasheng (4)	146,359	146,359	-	-	-
Total	$21,135,485	$3,708,759	$4,325,161	$2,336,730	$10,764,835

(1)	The Company had various outstanding non-cancellable operating lease agreements.

(2)	As of June 30, 2025, the Company had a loan balance of approximately $4.1 million (RMB29.1 million) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with different effective interest rate.

(3)	The Company is obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of June 30, 2025, future registered capital contribution commitments for Meijia was $0.8 million (RMB5.7 million). Subsequently to June 30, 2025, the Company further made additional capital contribution $0.1 million (RMB0.9 million) in Meijia As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining $0.7 million (RMB4.8 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

(4)	Dongguan Jiasheng had a construction project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall. The total budget is approximately$36.8 million (RMB263.5 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of June 30, 2025, the Company has made total payments of approximately $36.6 million (RMB262.5 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately $0.1 million (RMB1.0 million), the Company plan to pay remaining payments in twelve months after June 30, 2025.

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

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 65.8%, 67.8% and 64.0% of our revenue for the years ended June 30, 2025, 2024 and 2023, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

Foreign currency translation adjustments amounted to a gain of $1.1 million in fiscal 2025, a loss of $0.2 million and $6.2 million in fiscal 2024 and 2023, respectively. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of comprehensive loss. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	June 30, 2025	June 30, 2024	June 30, 2023
Year-end spot rate	$1=RMB7.1636	$1=RMB7.2672	$1=RMB7.2513
Average rate	$1=RMB7.2143	$1=RMB7.2248	$1=RMB6.9536

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. In fiscal 2025, the value of the RMB depreciated in relation to the U.S. dollar by approximately 1.43%. In fiscal 2024, the value of the RMB appreciated in relation to the U.S. dollar by approximately 0.22%. In fiscal 2023, the value of the RMB appreciated in relation to the U.S. dollar by approximately 8.26%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

RMB against the USD (%)
2025	(1.43)%
2024	0.22%
2023	8.26%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2025, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Revenue recognition

The Company follows ASC 606 Revenue from Contract with Customers (“ASC606”) in revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2025, 2024 and 2023, the Company did not provide any sales incentives to its customers.

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

As of June 30, 2025 and 2024, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2025, 2024 and 2023 are disclosed in notes of the consolidated financial statements.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2025, the years from fiscal 2023 to fiscal 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Silong Chen	44	Chief Executive Officer and Director
Aihua Cao	57	Chief Financial Officer and Director
Qingshen Liu	53	Independent Director
Zhiqiang Shao	52	Independent Director (Audit Committee Chair)
Changqing Shi	44	Independent Director

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

Aihua Cao, Chief Financial Officer

Director since 2023

Mrs. Cao serves as our Chief Financial Officer. Prior to this position, Mrs. Cao served as the Finance and Accounting Manager of the Company since 2015. Mrs. Cao has more than 32 years of experience in financing and accounting, and is specialized in financial system construction, financial investment, business analysis, tax planning, and cost control. Mrs. Cao received her bachelor’s degree from Hunan University of Finance and Economics in 1991. We have chosen Mrs. Cao to serve as a director because of her experience with financial matters and her knowledge of our company’s operations.

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

In China, all employers must compensate their employees equal to at least the local minimum wage standards. Our employees are all entitled to receive payment of at least RMB 2080 per month for full-time workers and RMB 19.8 per hour for part-time employees, with overtime calculated at 1.5 times normal rate for weekday overtime, 2 times normal rate for weekends and 3 times normal rate for holidays. Our employment agreements typically begin with a one month trial period.

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

Silong Chen

On May 28, 2017, we entered into a written employment agreement with Mr. Chen. Under the terms of Mr. Chen’s employment agreement, he is entitled to base compensation of $10,000 per month. As the part of the compensation, the Company agrees to grant Mr. Chen options to purchase up to 18,000 Class A common shares, at an exercise price of $30.0 per share. The grant was effective at the IPO date and the options vest at a rate of 500 per month, beginning one month following completion of the IPO. On October 31, 2019, Mr. Silong Chen voluntarily waived the remaining unvested 7,000 options. As a result, Mr. Chen holds a total of 11,000 vested options, all of which were not exercised and have expired. On January 26, 2023, the Board adopted resolutions to grant incentive stock options for a total of 75,000 Class A common shares and to issue a total of 75,000 Class A common shares to Mr. Silong Chen, the Chief Executive Officer of the Company, as part of his annual compensation under the 2018 Stock Incentive Plan. These options and shares were to be granted or issued in three equal installments on January 26 of each of 2023, 2024, and 2025. On January 26, 2023, the Company issued 25,000 Class A common shares to Mr. Chen as the first tranche of the salary shares and further issued 50,000 Class A common shares on March 7, 2025. Mr. Chen’s employment agreement has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

Aihua Cao

Effective August 16, 2023, we entered into a written employment agreement with Mrs. Cao to serve as our Chief Financial Officer. Under the terms of Mrs. Cao’s employment agreement, she was entitled to base compensation of $3,500 per month. Mrs. Cao’s employment agreement has no expiration date but may be terminated at any time for any reason or for no reason, with or without cause, by either party upon presentation of 30 days’ prior notice. The employment can be terminated immediately under certain circumstances specified under section 7 of the employment agreement.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2025, 2024 and 2023 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of each of June 30, 2025, 2024 and 2023, we had five (5) directors. Other than Qingshen Liu, who received approximately $4,140, $8,000 and 8,000 for services in fiscal 2025, 2024 and 2023; Changqing Shi, who received approximately $4,140, $9,000 and $9,000 for services in fiscal 2025, 2024 and 2023 and Zhiqiang Shao received approximately $9,930, $0 and $0 for services in fiscal 2025, 2024 and 2023, none of the Non-Employee Directors received any compensation in fiscal year 2025, 2024 and 2023, and Mr. Silong Chen and Aihua Cao did not receive any compensation other than as employees of our company.

Non-Employee Directors

We pay our independent directors an annual cash retainer to be determined from time to time by our board of directors, currently around $4,200 per year, depending on the committee responsibilities of the director. We may also provide stock option equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries will provide benefits to directors upon termination of appointment.

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

Under our Memorandum and Articles of Association, subject to the provisions of the BVI Business Companies Act (As Revised), every director and officer of the company (which for the avoidance of doubt, shall not include auditors of the company), together with every former director and former officer of the company (each an “Indemnified Person”) shall be indemnified out of the assets of the company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the company for any loss or damage incurred by the company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under our Articles of Association unless or until a court of competent jurisdiction shall have made a finding to that effect. These provisions will not limit the liability of directors under United States federal securities laws.

We shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to our Articles of Association. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such Indemnified Person shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the company (without interest) by the Indemnified Person.

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

D. Employees

As of October 16, 2025, we employed a total of 186 full-time and 21 part-time employees. As of June 30, 2025, we employed a total of 189 full-time and 23 part-time employees. As of June 30, 2024, we employed a total of 197 full-time and 42 part-time employees. As of June 30, 2023, we employed a total of 197 full-time and 34 part-time employees.

Department	October 16, 2025	June 30, 2025	June 30, 2024	June 30, 2023
Senior Management	7	7	8	9
Human Resources & Administration	7	7	9	9
Finance	9	9	9	11
Research & Development	12	12	12	15
Production & Procurement (full time)	140	143	146	141
Production & Procurement (part time)	21	23	42	34
Sales & Marketing	11	11	13	12
Total	207	212	239	231

All of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2025, we contributed in aggregate of approximately $445,000 to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2024, we contributed in aggregate of approximately $370,000 to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2023, we contributed in aggregate of approximately $360,000 to the employee benefit plans and social insurance but did not provide housing funds. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting, and this has not been so fixed as of the date of this report. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Description of Authorised Shares

Dogness is a British Virgin Islands business company limited by shares and our affairs are governed by our Memorandum and Articles of Association, and the BVI Business Companies Act (As Revised). We were registered with company number 1918432. As set forth in clause 5 of our Memorandum of Association, the objects for which our Company is established are unrestricted.

As of the date of this report, our company is authorized to issue an unlimited number of authorized Class A Common Shares and Class B Common Shares with no par value per share, of which 5,191,658 Class A Common Shares are issued and outstanding, and 9,069,000 authorized Class B Common Shares are issued and outstanding as of October 16, 2025. Mr. Chen, through Fine victory holding company Limited, is the only holder of Class B Common Shares. Our Class B Common Shares have ten votes per share, and our Class A Common Shares have one vote per share; however, Class A and Class B Common Shares have identical economic rights.

The following are summaries of the material provisions of our Memorandum and Articles of Association, insofar as they relate to the material terms of our Common Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to this report.

Share and Share Options

Incentive Securities Pool

We have established a pool for shares and options for our employees that contain shares and options to purchase our Class A Common Shares equal to ten percent (10%) of the number of Common Shares (including both Class A and B Common Shares) issued and outstanding at the conclusion of our initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, we may grant options in any percentage determined for a particular grant. We may grant the award of options to existing employees, officers and consultants. We may also grant the award of restricted stock as a hiring incentive to employees, officers and directors and to non-employee directors on an ongoing basis. The Board approved a total grant of 75,000 Class A common shares to Mr. Silong Chen, the Company’s Chief Executive Officer, as part of his annual compensation. The shares were to be issued in three equal installments on January 26, 2023, 2024, and 2025.

Unless otherwise provided in the grant, any options granted will be vested at a rate of one third (1/3) per year for three (3) years and have a per share exercise price equal to the fair market value of one of our Common Shares on the date of grant. As of the date of the filing, we had outstanding options to purchase an aggregate of 75,000 Class A Common Shares that are exercisable at a purchase price of $20.0 per share, of which 75,000 were vested. . We may grant options under this pool to certain other employees in the future. We have not yet determined the recipients of any such grants.

Common Shares

General

All of our outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Common Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares. As of the date of this report, we have (a) 9,069,000 Class B Common shares and (b) 5,191,658 Class A Common Shares issued and outstanding.

Distributions

The holders of our Class A and Class B Common Shares are entitled to an equal share in such dividends or distributions as may be declared by our board of directors subject to the BVI Business Companies Act (As Revised).

Conversion of Class B Common Shares

Class B Common Shares may be converted at the request of the shareholder into an equal number of Class A Common Shares at any time. Class A Common Shares are not convertible into Class B Common Shares. In addition, Class B Common Shares automatically and immediately convert into the same number of Class A Common Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Common Shares by the holder thereof or an affiliate of such holder or the direct or indirect transfer, assignment or disposition of the voting power attached to such number of Class B Common Shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder. In the event Silong Chen directly or indirectly owns less than 453,450 Class B Common Shares, all remaining Class B Common Shares will automatically be converted into Class A Common Shares.

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

Transfer of Common Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her Common Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the company on the transferee The transfer of a registered share is effective when the name of the transferee is entered in the register of members. The entry of the name of a person in the company’s register of members is prima facie evidence that legal title in the share vests in that person. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Common Share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a Common Share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

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

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Business Companies Act (As Revised), be amended by amending our Memorandum and Articles of Association pursuant to a resolution of shareholders or, subject to certain exceptions, by a resolution of directors.

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

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it, or the company received fair value for the transaction.

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

Under our Memorandum and Articles of Association, subject to the provisions of the BVI Business Companies Act (As Revised), every director and officer of the company (which for the avoidance of doubt, shall not include auditors of the company), together with every former director and former officer of the company (each an “Indemnified Person”) shall be indemnified out of the assets of the company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the company for any loss or damage incurred by the company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under our Articles of Association unless or until a court of competent jurisdiction shall have made a finding to that effect. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors can be removed from office, with cause, by a resolution of shareholders or by a resolution of directors.

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

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied by amending our Memorandum and Articles of Association pursuant to a resolution of shareholders or, subject to certain exceptions, by a resolution of directors.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Common Shares as of October 16, 2025 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 5,191,658 Class A Common Shares and 9,069,000 Class B Common Shares outstanding as of October 16, 2025. Class B Common Shares may be converted at the request of the shareholder into an equal number of Class A Common Shares at any time. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 16, 2025, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217. As of the date of the report, we have approximately 9 shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our Common Shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of Voting
	Number	Percent	Power (2)
Named Executive Officers and Directors:
Silong Chen(3)	9,219,000	64.31%	94.67%
Zhiqiang Shao	0	0%	-
Changqing Shi	0	0%	-
Qingshen Liu	0	0%	-
Aihua Cao	0	0%
5% or Greater Shareholders
Fine victory holding company Limited	9,069,000	63.59%	94.59%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Common Shares and granted options to the extent such options will be vested within 60 days after October 16, 2025.

(2)	Class A Common Shares have one vote per share. Class B Common Shares have ten votes per share.

(3)	Consists of (i) 9,069,000 Class B Common Shares held by Fine Victory Holding Company Limited, of which Silong Chen may be deemed to have voting and dispositive power; (ii) 75,000 Class A Common Shares; and (iii) vested options to purchase 75,000 Class A Common Shares. Due to his ownership of all outstanding Class B Common Shares (which have ten votes per share rather than one vote like Class A Common Shares), Mr. Silong Chen has substantial control over Dogness.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since July 1, 2020, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party. The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen (Junqiang Chen ceased to be the legal representative on December 31, 2023, and Dogness Technology ceased to be a related party as of such time)

(1) Due from a related party

Due from a related party consist of mainly rent receivables from the following:

	As of	As of
	June 30, 2025	June 30, 2024

Linsun	$108,387	$97,037

(2) Due to related parties

Due to related parties consist of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Mr. Silong Chen	$32,171	$512,499
Dogness Network	-	5,504
Total	$32,171	$518,003

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

(3) Loan guarantee provided by related parties

In connection with the Company’s bank loans, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s bank loans. (See Note 10).

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
	2025	2024	2023

Dogness Network	$-	$52,830	$1,543,979
Dogness Technology	-	48,625	156,194
Total	$-	$101,455	$1,700,173

Cost of revenue associated with the sales to these related parties amounted to $nil, $82,955 and $1,162,314 for the years ended June 30, 2025, 2024 and 2023, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

(5) Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Dogness Network	$12,135	$582,182

(6) Advance to supplier- related party

Advance to supplier from related party consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Linsun	$-	$50,908

(7) Account payable- related party

Account payable from related party consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Linsun	$22,663	$-

(8) Purchase from related parties

During the years ended June 30, 2025, 2024 and 2023, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $253,310, $288,791 and $565,548 for the years ended June 30, 2025, 2024 and 2023, respectively.

(9) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the year ended June 30, 2025, 2024 and 2023, the Company recorded rent income of $524,123, $477,121 and $434,625 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $35,000 and is subject to 15% increase every three years. This lease agreement was terminated in October, 2022. For the years ended June 30, 2025, 2024 and 2023, the Company recorded rent income of $nil, $nil and $10,952 as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years.Annual lease payment from Dogness Technology amounted to approximately $1,700. For the years ended June 30, 2024 and 2023, the Company recorded rent income of $1,660 ($830 recorded in rental income from related parties) and $1,584 as other income through leasing the manufacturing facilities to Dogness Technology. Dogness Technology is no longer a related party after December 31, 2023.

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

As of October 16, there were 6 holders of record of our Class A Common Shares. This excludes our Class A Common Shares owned by shareholders holding Class A Common Shares under nominee security position listings. On October 16, the last reported trading price of our Class A Common Shares as reported on the Nasdaq Capital Market was $14.38 per common share.

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

On May 6, 2025, the Company entered into a securities purchase agreement with various purchasers, pursuant to which the Company agreed to issue and sell to the purchasers an aggregate of 1,200,000 Class A Common Shares, of the Company, at a price of US$5.00 per share for aggregate gross proceeds of US$6,000,000. The Shares are being sold in a transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Regulation S thereunder. Each Purchaser understands that the Shares have not been registered under the Securities Act and will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom. No placement agent was involved in the Transaction.

On May 17, 2025, the Company entered into a share acquisition agreement to acquire a 19.5 % equity interest in Dogness Intelligent Technology Co., Ltd. (“DITC”) from a DITC shareholder in exchange for Dogness’s Class A Common Shares and warrants to purchase Class A Common Shares. Pursuant to the share acquisition agreement, the Company agreed to acquire 19.5 % of DITC’s equity in return for (a) 250,000 Class A Common Shares, (b) 1,550,000 pre-funded warrants to purchase Class A Common Shares and (c) up to 2,000,000 maximum eligibility warrants to purchase Class A Common Shares.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending June 30, 2025. Our actual PFIC status for the current taxable year ending June 30, 2025 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

In the year ended June 30, 2025, we had approximately $4.1 million in outstanding bank loans, with weighted average annual interest rates of 4.43%. As of June 30, 2025, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit/loss attributable to equity owners of our company would have been approximately RMB0.3 million ($0.04 million) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

Foreign Exchange Risk

Our foreign currency translation adjustments amounted to a gain (loss) of $1.1 million, ($0.2 million) and ($6.2 million) in fiscal 2025, 2024 and 2023, respectively. Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by approximately 8.26% in 2023 and further appreciated 0.22% in fiscal 2024, depreciated 1.43% in fiscal 2025. We will continue to monitor exposure to currency fluctuations.

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

As of June 30, 2025, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025. Based on the assessment, management determined that, as of June 30, 2025, our internal control over financial reporting was not effective as we did not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedures.

(c) Attestation report of the registered public accounting firm.

Our independent registered public accounting firm, Audit Alliance LLP, has issued an adverse opinion of its attestation report on the effectiveness of the management’s internal control over financial reporting as of June 30, 2025.

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

Item 16C. Principal Accountant Fees and Services

Audit Alliance LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2024 and fiscal 2025.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year 2025, Audit Alliance LLP’s audit fees were $168,000.

During fiscal year 2024, Audit Alliance LLP’s audit fees were $160,000.

Audit Related Fees

During fiscal year 2025, Audit Alliance LLP’s audit-related fees were $25,200.

During fiscal year 2024, Audit Alliance LLP’s audit-related fees were $15,070.

Tax Fees

During fiscal year 2025, Audit Alliance LLP’s tax fees were $0.

During fiscal year 2024, Audit Alliance LLP’s tax fees were $0.

All Other Fees

During fiscal year 2025, Audit Alliance LLP’s other fees were $42,000.

During fiscal year 2024, Audit Alliance LLP’s other fees were $40,000,

Audit Committee Pre-Approval Policies

Before Audit Alliance LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Audit Alliance LLP have been approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2025 that were attributed to work performed by persons other than Audit Alliance LLP’s full-time permanent employees was less than 5%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2025.

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

In fiscal year 2025, we did not experience any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers, customers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

1.1*	Articles of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)

1.2*	Memorandum of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)

1.3*	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed with the SEC on November 6, 2023)

2.1*	Specimen Class A Common Share Certificate (incorporated by reference to registration statement on Form F-1, no. 333-220547)

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

2.3*	Form of Underwriter Warrant (incorporated by reference to registration statement on Form F-1, no. 333-220547)

2.4*	Form of Incentive Securities Plan (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.1*	Employment Agreement with Mr. Silong Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.2*	Employment Agreement with Mrs. Aihua Cao (incorporated by reference to Exhibit 4.19 of the company’s annual report on Form 20-F filed with SEC on October 12, 2023)

4.3*	Form of Subscription Agreement (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.4*	Form of Purchase Order Agreement with Petco (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.5*	Summary Translation of Form of Purchase Framework Agreement with Dongguan Silk Import and Export Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.6*	Summary Translation of Form of Purchase Framework Agreement with Dongguan Anyi Trading Co. (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.7*	Form of Purchase Order between Xiamen Xianglu Chemical Fiber Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.8*	Summary Translation of Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Dongguan University of Technology (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.9*	Form of Securities Purchase Agreement dated January 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on December 7, 2021)

4.10*	Form of Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)

4.11*	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)

4.12*	Form of Securities Purchase Agreement dated July 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on July 15, 2021)

4.13*	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated July 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)

4.14*	Form of Placement Agent Agreement dated July 15, 2021 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)

4.15*	Form of Securities Purchase Agreement dated June 1, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)

4.16*	Form of Placement Agent Agreement dated June 1, 2022 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)

4.17*	Form of Securities Purchase Agreement dated February 22, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on February 24, 2022)

4.18*	Form of Placement Agent Agreement dated February 22, 2022 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on February, 2022)

4.19*	Form of Share Purchase Agreement (Filed as exhibit 10.1 to our Report 6-K filed with the SEC on May 9, 2024.)

4.20*	Form of Share Purchase Agreement (Filed as exhibit 10.1 to our Report 6-K filed with the SEC on May 8, 2025).

4.21*	Form of Share Acquisition Agreement (Filed as exhibit 10.1 to our Report F-3/A filed with the SEC on August 4, 2025)

4.22*	Form of acquisition common warrant (Filed as exhibit 4.1 to our Report F-3 filed with the SEC on July 30, 2025)

4.23*	Form of acquisition Pre-Funded warrant (Filed as exhibit 4.2 to our Report F-3 filed with the SEC on July 30, 2025)

8.1*	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of the company’s annual report on Form 20-F filed with SEC on October 17, 2024)

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Audit Alliance LLP

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of the company’s annual report on Form 20-F filed with SEC on October 17, 2024)

99.1	Press release dated October 17, 2025 titled “Dogness Reports Financial Results for Fiscal Year Ended June 30, 2025”

*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dogness (International) Corporation

Date: October 17, 2025	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of and shareholders of Dogness (International) Corporation and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Dogness (International) Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of June 30, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 17, 2025 expressed an adverse opinion on the Company’s internal control over financial reporting.

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

October 17, 2025

PCAOB ID Number 3487

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Dogness (International) Corporation and subsidiaries

Adverse Opinion on Internal Control over Financial Reporting

We have audited the Dogness (International) Corporation and subsidiaries (the “Company’s”) internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in “Management’s Annual Report on Internal Control Over Financial Reporting”:

●	The Company has inadequate documentation on internal control over financial reporting;

●	The Company has inadequate segregation of duties. Due to the relatively small scale of operations, certain personnel are assigned multiple responsibilities across functions, including accounting, business development and operations. Additionally, several officers and employees of the holding company also serve concurrently in positions at the Company’s subsidiaries;

●	The Company’s financial management function requires improvement in various aspects, including but not limited to: a) The Company’s supervision and approval procedures in financial accounting and financial statement disclosure are not rigorous enough, b) The Company lacks of a comprehensive and effective internal audit system, and c) The Company does not have sufficient number of skilled financial and accounting personnel and have yet to provide periodic professional and business training to the current financial personnel.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal June 30, 2025 consolidated financial statements, and this report does not affect our report dated October 17, 2025 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2025, of the Company and our report dated October 17, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s report on internal control over financial reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Audit Alliance LLP

Singapore

October 17, 2025

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

	As of	As of
	June 30, 2025	June 30, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,831,485	$6,956,434
Accounts receivable from third-party customers, net	1,302,189	2,269,341
Accounts receivable from related parties	12,135	582,182
Inventories, net	2,719,790	3,119,827
Due from a related party	108,387	97,037
Prepayments and other current assets	3,497,688	3,328,189
Advances to supplier- related party	-	50,908
Total current assets	20,471,674	16,403,918

NON-CURRENT ASSETS
Property, plant and equipment, net	58,259,795	61,303,327
Intangible assets, net	1,748,755	1,780,856
Long-term investments in equity investees	20,656,752	1,513,600
Operating lease right-of-use lease assets	13,166,788	16,325,988
Deferred tax assets	2,542,822	1,873,140
Total non-current assets	96,374,912	82,796,911
TOTAL ASSETS	$116,846,586	$99,200,829

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$698,000	$894,400
Current portion of long-term bank loans	1,324,854	759,339
Accounts payable	1,593,590	1,286,981
Accounts payable - related party	22,663	-
Due to related parties	32,171	518,003
Advances from customers	187,846	264,832
Taxes payable	566,682	1,007,482
Operating lease liabilities, current	197,130	2,352,482
Accrued expenses and other current liabilities	1,482,981	1,452,225
Total current liabilities	6,105,917	8,535,744

NON-CURRENT LIABILITIES
Long-term bank loans	2,035,353	3,315,715
Operating lease liabilities, non-current	10,952,491	10,938,477
Total non-current liabilities	12,987,844	14,254,192
TOTAL LIABILITIES	19,093,761	22,789,936

Commitments and Contingencies (Note 17)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 5,161,658 and 3,661,658 issued and outstanding as of June 30, 2025 and 2024, respectively	117,349,730	92,004,296
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of June 30, 2025 and 2024	18,138	18,138
Statutory reserve	291,443	291,443
Accumulated deficit	(10,492,946)	(5,391,709)
Accumulated other comprehensive loss	(9,413,583)	(10,511,317)
Equity attributable to owners of the Company	97,752,782	76,410,851
Non-controlling interest	43	42
Total equity	97,752,825	76,410,893

TOTAL LIABILITIES AND EQUITY	$116,846,586	$99,200,829

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts in USD)

	For the Years Ended June 30,
	2025	2024	2023

Revenues – third party customers	$20,707,707	$14,746,447	$15,884,281
Revenues – related parties	-	101,455	1,700,173
Total Revenues	20,707,707	14,847,902	17,584,454

Cost of revenues – third party customers	(15,682,213)	(11,642,233)	(12,760,852)
Cost of revenues – related parties	-	(82,955)	(1,162,314)
Total cost of revenues	(15,682,213)	(11,725,188)	(13,923,166)
Gross Profit	5,025,494	3,122,714	3,661,288

Operating expenses:
Selling expenses	1,311,176	1,129,671	2,478,163
General and administrative expenses	9,166,535	7,838,024	9,800,714
Research and development expenses	1,115,108	610,439	931,078
Loss from disposal of property, plant and equipment	227,323	1,075,490	15,306
Total operating expenses	11,820,142	10,653,624	13,225,261

Loss from operations	(6,794,648)	(7,530,910)	(9,563,973)

Other income:
Interest income (expense), net	80,503	(207,410)	(330,824)
Foreign exchange transaction gain	169,105	310,860	800,403
Other income, net	155,287	541,468	112,109
Rental income from related parties, net	211,430	337,743	295,362
Total other income	616,325	982,661	877,050

Loss before income taxes	(6,178,323)	(6,548,249)	(8,686,923)
Income taxes benefit	(1,077,086)	(491,600)	(1,227,449)
Net loss	(5,101,237)	(6,056,649)	(7,459,474)
Less: net loss attributable to non-controlling interest	-	(936)	(259,211)
Net loss attributable to Dogness (International) Corporation	(5,101,237)	(6,055,713)	(7,200,263)

Other comprehensive income (loss):
Foreign currency translation adjustments	1,097,735	(165,481)	(6,204,254)
Comprehensive loss	(4,003,502)	(6,222,130)	(13,663,728)
Less: comprehensive income (loss) attributable to non-controlling interest	1	(932)	(270,210)
Comprehensive loss attributable to Dogness (International) Corporation	$(4,003,503)	$(6,221,198)	$(13,393,518)

Loss per share
Basic	$(0.38)	$(0.55)	$(0.68)
Diluted	$(0.38)	$(0.55)	$(0.68)

Weighted Average Shares Outstanding
Basic	13,408,261	10,919,386	10,598,989
Diluted	13,408,261	10,919,386	10,598,989

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

(All amounts in USD)

	Common Stock				Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Reserves	Deficit)	Loss	Interest	Total
Balance at June 30, 2022	1,510,262	$84,157,276	9,069,000	$18,138	$291,443	$7,864,267	$(4,152,577)	$297,429	$88,475,976
Adjustment relating to non-controlling interest	-	-	-	-	-	-	-	(26,245)	(26,245)
Share-based compensation for services	42,500	1,559,302	-	-	-	-	-	-	1,559,302
Net loss for the year	-	-	-	-	-	(7,200,263)	-	(259,211)	(7,459,474)
Foreign currency translation adjustments	-	-	-	-	-	-	(6,193,255)	(10,999)	(6,204,254)
Balance at June 30, 2023	1,552,762	$85,716,578	9,069,000	$18,138	$291,443	$664,004	$(10,345,832)	$974	$76,345,305
Reverse split shares	(196)	(810)	-	-	-	-	-	-	(810)
Exercise of warrants	109,092	329,480	-	-	-	-	-	-	329,480
Options granted for services	-	313,940	-	-	-	-	-	-	313,940
Issuance shares for services	-	485,000	-	-	-	-	-	-	485,000
Warrants modification	-	239,308	-	-	-	-	-	-	239,308
Issuance shares for private placement	2,000,000	4,920,800	-	-	-	-	-	-	4,920,800
Net loss for the year	-	-	-	-	-	(6,055,713)	-	(936)	(6,056,649)
Foreign currency translation adjustments	-	-	-	-	-	-	(165,485)	4	(165,481)
Balance at June 30, 2024	3,661,658	$92,004,296	9,069,000	$18,138	$291,443	$(5,391,709)	$(10,511,317)	$42	$76,410,893
Options granted for services	-	183,127	-	-	-	-	-	-	183,127
Issuance shares for services	50,000	282,917	-	-	-	-	-	-	282,917
Issuance shares for long term investment	250,000	19,000,000	-	-	-	-	-	-	19,000,000
Issuance shares for private placement	1,200,000	5,879,390	-	-	-	-	-	-	5,879,390
Net loss for the year	-	-	-	-	-	(5,101,237)	-	-	(5,101,237)
Foreign currency translation adjustments	-	-	-	-	-	-	1,097,734	1	1,097,735
Balance at June 30, 2025	5,161,658	$117,349,730	9,069,000	$18,138	$291,443	$(10,492,946)	$(9,413,583)	$43	$97,752,825

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

	For the Years Ended June 30,
	2025	2024	2023

Cash flows from operating activities:
Net loss	$(5,101,237)	$(6,056,649)	$(7,459,474)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use lease assets	657,824	1,179,776	1,023,500
Depreciation and amortization	2,782,328	2,771,727	3,315,172
Loss from disposition of property, plant and equipment	227,323	1,075,490	15,306
Share-based compensation for services	466,044	1,114,857	1,243,385
Change in inventory reserve	681,884	-	246,281
(Reversal) allowance for credit losses	(258,432)	275,923	160,254
Deferred tax benefit	(640,476)	(597,241)	(658,595)
Warrants modification	-	239,308	-
Changes in operating assets and liabilities:
Accounts receivables	1,250,219	(1,060,171)	(109,090)
Accounts receivables-related parties	574,365	691,431	(272,301)
Inventories	(248,274)	(447,631)	268,593
Prepayments and other current assets	(120,272)	97,647	(3,113,841)
Advances to supplier- related party	51,278	189,395	(249,986)
Accounts payables	285,841	395,559	(62,237)
Accounts payables-related parties	22,501	-	(379,124)
Advance from customers	(80,247)	144,236	(18,989)
Taxes payable	(451,994)	(5,936)	(441,390)
Accrued expenses and other liabilities	71,869	423,456	34,381
Operating lease liabilities	396,544	382,649	(2,444,110)
Net cash provided by (used in) operating activities	567,088	813,826	(8,902,265)

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,020,158)	(3,524,713)	(1,520,556)
Proceeds from disposition of property, plant and equipment	1,897,798	79,850	14,872
Proceeds upon maturity of short-term investments	-	-	50,330
Net cash provided by (used in) investing activities	877,640	(3,444,863)	(1,455,354)

Cash flows from financing activities:
Net proceeds from private placement	5,879,390	4,920,800	-
Adjustment relating to non-controlling interest	-	-	(26,245)
Net proceeds from exercise of warrants	-	329,480	-
Reverse split shares	-	(810)	-
Proceeds from short-term bank loans	693,000	899,600	483,000
Repayment of short-term bank loans	(900,900)	(887,000)	(160,000)
Proceeds from long-term bank loan	-	2,629,600	-
Repayment of long-term bank loans	(768,532)	(3,102,838)	(1,337,323)
Proceeds from (repayment of) related party loans	(499,696)	425,007	(25,796)
Net cash provided by (used in) financing activities	4,403,262	5,213,839	(1,066,364)

Effect of exchange rate changes on cash and cash equivalents	27,061	(109,676)	(698,581)
Net increase (decrease) in cash and cash equivalents	5,875,051	2,473,126	(12,122,564)
Cash and cash equivalents, beginning of year	6,956,434	4,483,308	16,605,872
Cash and cash equivalents, end of year	$12,831,485	$6,956,434	$4,483,308

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash refunded for income tax	$-	$-	$(2,593)
Cash paid for interest	$200,150	$294,628	$396,517

Non-Cash Investing Activities
Liabilities (settled) incurred for purchase of property and equipment	$(62,287)	$7,301	$(8,167)
Prepaid share-based compensation for services	$-	$-	$315,917
Issuance shares and warrants for long term investment	$19,000,000	$-	$-

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling interests

As of June 30, 2025, non-controlling interests represent 48.8% non-controlling shareholders’ interests in Dogness Culture. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

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

Accounts Receivable, net

Accounts receivable are presented net of allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. Allowance for credit losses amounted to $93,450 and $348,678 as of June 30, 2025 and 2024.

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

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. No impairment was recorded for the years ended June 30, 2025, 2024 and 2023.

Leases

The Company is the lessee in a lease contract when the Company obtains the right to use the asset. Operating leases are included in the line items right-of-use asset, lease liabilities, current, and lease liabilities, long-term in the consolidated balance sheet.

Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statement of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. As the Company’s lease does not provide implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Refer to Note 9 for further discussion.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company follows ASC 606 Revenue from Contract with Customers (“ASC606”) in revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

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

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2025, 2024 and 2023, the Company did not provide any sales incentives to its customers.

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

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized as in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of June 30, 2025 and 2024, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition(continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2025, 2024 and 2023 are disclosed in Note 16.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2025, the years from fiscal 2022 to fiscal 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

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

Loss Per Share

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	June 30, 2025	June 30, 2024	June 30, 2023
Year-end spot rate	$1=RMB 7.1636	$1=RMB7.2672	$1=RMB7.2513
Average rate	$1=RMB 7.2143	$1=RMB7.2248	$1=RMB6.9536

Comprehensive Loss

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Accounts receivable from third-party customers	$1,395,639	$2,618,019
Less: allowance for credit losses	(93,450)	(348,678)
Total accounts receivable from third-party customers, net	1,302,189	2,269,341
Add: accounts receivable - related parties	12,135	582,182
Total accounts receivable, net	$1,314,324	$2,851,523

Allowance for credit losses amounted to $93,450 and $348,678 as of June 30, 2025 and 2024, respectively.

Approximately $1.1 million (RMB7.8 million) or 77.8% of the accounts receivable balance as of June 30, 2025 from third-party customers has been collected as of August 13, 2025.

In connection with the Company’s long-term investments in equity investees as disclosed in Note 8, the Company sold certain intelligent pet products to related party, Dogness Network Technology Co., Ltd (“Dogness Network”). The outstanding accounts receivable from this related party amounted to $12,135 as of June 30, 2025. (See Note 12).

Allowance for credit losses movement is as follows:

	As of	As of
	June 30, 2025	June 30, 2024

Beginning balance	$348,678	$160,026
(Reversal) allowance for	(258,432)	275,923
Write off	-	(85,823)
Foreign currency translation adjustments	3,204	(1,448)
Ending balance	$93,450	$348,678

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Raw materials	$65,099	$95,323
Work in process	1,247,634	1,049,001
Finished goods	2,475,971	2,356,973
	3,788,704	3,501,297
Less: inventory allowance	(1,068,914)	(381,470)
Inventory, net	$2,719,790	$3,119,827

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

Inventory allowance movement is as follows:

	As of	As of
	June 30, 2025	June 30, 2024

Beginning balance	$381,470	$381,765
Provision	681,884	-
Foreign currency translation adjustments	5,560	(295)
Ending balance	$1,068,914	$381,470

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 5 –PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Security deposits	$2,855,811	$2,815,172
Others	641,877	513,017
Prepayments and other current assets	$3,497,688	$3,328,189

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Buildings	$24,110,272	$25,140,538
Machinery and equipment	8,412,387	7,728,477
Office equipment and furniture	845,329	905,368
Automobiles	554,182	546,243
Leasehold improvements	39,557,272	37,096,380
Construction-in-progress (“CIP”)	-	2,546,715
Total	73,479,442	73,963,721
Less: Accumulated depreciation	(15,000,785)	(12,444,667)
Impairment of property, plant and equipment	(218,862)	(215,727)
Property, plant and equipment, net	$58,259,795	$61,303,327

During the years ended June 30, 2025, 2024 and 2023, the Company recorded loss of $227,323, $1,075,490 and $15,306 from disposal of property, plant and equipment. No impairment was recorded for the years ended June 30, 2025, 2024 and 2023.

Depreciation expenses were $2,724,759, $2,711,240 and $3,251,711 for the years ended June 30, 2025, 2024 and 2023, respectively. In connection with the approximately $4.1 million bank loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its property, plant and equipment of approximately $4.5 million as collateral to secure the loans (see Note 10).

The Company’s subsidiary Dongguan Jiasheng had a capital project to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall. The total budget is approximately RMB263.5 million ($36.8 million). As of June 30, 2022, the Company had completed this project. As of June 30, 2025, the Company has made total payments of approximately RMB262.5 million ($36.6 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.0 million ($0.1 million), the Company plan to pay remaining payments in twelve months after June 30, 2025.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Software	$209,773	$206,768
Land use right	2,119,983	2,089,611
Total	2,329,756	2,296,379
Less: accumulated amortization	(581,001)	(515,523)
Intangible assets, net	$1,748,755	$1,780,856

Amortization expenses were $57,569, $60,487, and $63,460, for the years ended June 30, 2025, 2024 and 2023, respectively. In connection with the $4.1 million loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its land use right with net book value of $1.7 million as the collateral to secure the loans (See Note 10)

Estimated future amortization expense is as follows:

Twelve months ending June 30,	Amortization expense
2026	$72,176
2027	57,379
2028	57,379
2029	56,179
Thereafter	1,505,642
Total	$1,748,755

NOTE 8 – LONG TERM INVESTMENT, NET

Equity investment using the measurement alternative
Balance as of June 30, 2023	$1,516,900
Foreign currency translation adjustments	(3,300)
Balance as of June 30, 2024	1,513,600
Additions	19,000,000
Foreign currency translation adjustments	143,152
Balance as of Jun 30, 2025	$20,656,752

Equity investments using the measurement alternative include the following items:

(1)	In November 2018, the Company entered into an equity investment agreement to invest $1,116,800 (RMB8.0 million) into Dogness Network for 10% of the ownership interest in Dogness Network, in which the Company does not have significant influence and accounted such investment using measurement alternative.

(2)	In November 2018, the Company entered into an equity investment agreement to invest $412,800 (RMB3.0 million) into Linsun Smart Technology Co., Ltd (“Linsun”) for 13% of the ownership interest in Linsun, in which the Company does not have significant influence and accounted such investment using measurement alternative.

(3)	On May 17, 2025, the Company entered into an equity investment to acquire a 19.5 % equity interest in an unrelated private entity - Dogness Intelligent Technology Co., Ltd. (“DITC”) from its original owners for considerations consisting of (a) issuance of the Company’s 250,000 Class A common shares, (b) issuance of 1,550,000 pre-funded warrants to purchase the Company’s Class A common shares and (c) issuance of up to 2,000,000 maximum eligibility warrants to purchase the Company’s Class A common shares. The fair value of such consideration was determined at $19,000,000 assessed by an independent valuation firm. In DITC, the Company does not have significant influence and accounted such investment using measurement alternative.

As of June 30, 2025, the Company believes there was no material market environment change or any other factor that indicating the fair value of other investments was less than carrying value, hence, the Company concluded there is no impairment of the above investments.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 9 – LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Operating lease expenses were $1,063,120, $1,769,250 and $1,615,537 for the years ended June 30, 2025, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	June 30, 2025	June 30, 2024

Operating lease right-of-use assets, net	$13,166,788	$16,325,988

Operating lease liabilities - current	$197,130	$2,352,482
Operating lease liabilities - non-current	10,952,491	10,938,477
Total operating lease liabilities	$11,149,621	$13,290,959

The weighted average remaining lease terms and average discount rate was 12.38 years and 5.79% as of June 30, 2025.

The following is a schedule of maturities of lease liabilities are as follows:

Twelve months ending June 30,
2026	$738,033
2027	1,241,174
2028	1,050,135
2029	1,127,745
2030	1,207,484
Thereafter	10,764,835
Total future minimum lease payments	16,129,406
Less: imputed interest	(4,979,785)
Total	$11,149,621

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 10 – BANK LOANS

Bank loans consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Dongguan Rural Commercial Bank (1)	$4,058,207	$4,969,454
Total	4,058,207	4,969,454
Less: short-term loans	(698,000)	(894,400)
Less: current portion of long-term loans	(1,324,854)	(759,339)
Long-term loans	$2,035,353	$3,315,715

(1)	On July 17, 2020, the Company entered into multiple loan facility agreements with Dongguan Rural Commercial Bank for an aggregate of $7.0 million (RMB50 million) to support the working capital needs and the Company’s current CIP projects. The loans have tenure varying between one and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus difference basis points. The Company pledged the land use right of approximately $1.7 million and buildings of approximately $4.5 million from Meijia as collateral to secure total loans facility of $4.1 million (RMB30 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans facility of $2.8 million (RMB20 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of June 30, 2025, the outstanding balance was $4,058,207. The Company repaid $362,855 (RMB2,599,246) subsequent to the year end.

Interest expenses for the above-mentioned loans amounted to $200,150, $294,628 and $396,517 for the years ended June 30, 2025, 2024 and 2023, respectively.

The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending June 30,	Repayment
2026	$2,022,854
2027	1,605,644
2028	428,208
2029	1,501
Total	$4,058,207

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Payroll payables	$369,880	$553,448
Professional fee and others	1,113,101	898,777
Accrued expenses and other current liabilities	$1,482,981	$1,452,225

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 12 – TAXES

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

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In October 2015, Dongguan Jiasheng, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% from 2015 to 2026.

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate the local economy. The corporate income taxes for the years ended June 30, 2025, 2024 and 2023 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $253,052, $297,975 and $316,913 for the years ended June 30, 2025, 2024 and 2023, respectively. The benefit of the tax holidays on net loss per share (basic and diluted) was $0.02, $0.03 and $0.03 for the years ended June 30, 2025, 2024 and 2023, respectively. As of June 30, 2025 all of the Company’s tax returns of its PRC subsidiaries, Hong Kong subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

The following table reconciles the statutory rate to the Company’s effective tax:

	For the Years Ended June 30,
	2025	2024	2023

Income tax benefit computed based on PRC statutory rate	$(1,544,581)	$(1,637,062)	$(2,171,731)
Effect of rate differential for Hong Kong and other outside PRC entities	187,669	259,654	408,161
Effect of PRC preferential tax rate	253,052	297,975	316,913
Change in valuation allowance	555,535	564,223	872,870
Income tax payable reserved	(436,610)	5,729	(567,342)
Permanent difference	(92,151)	17,881	(83,745)
Refund of prior years’ tax	-	-	(2,575)
Effective tax	$(1,077,086)	$(491,600)	$(1,227,449)

The provision for income tax consists of the following:

	For the Years Ended June 30,
	2025	2024	2023

Current income tax expense (benefit)	$(436,610)	$105,641	$(568,854)
Deferred income tax benefit	(640,476)	(597,241)	(658,595)
Total income tax benefit	$(1,077,086)	$(491,600)	$(1,227,449)

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 12 – TAXES (continued)

The Company’s deferred tax assets consist of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Deferred tax assets:
Net operating losses	$5,523,037	$4,307,162
Assets impairment reserve	611,486	533,856
Others	(236,938)	(151,900)
Valuation allowance	(3,354,763)	(2,815,978)
Deferred tax assets, net	$2,542,822	$1,873,140

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Corporate income tax payable	$553,569	$979,098
Other tax payable	13,113	28,384
Total taxes payable	$566,682	$1,007,482

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2025. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 13 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen (Junqiang Chen ceased to be the legal representative on December 31, 2023, and Dogness Technology ceased to be a related party as of such time)

(1) Due from a related party

Due from a related party consist of mainly rent receivables from the following:

	As of	As of
	June 30, 2025	June 30, 2024

Linsun	$108,387	$97,037

(2) Due to related parties

Due to related parties consist of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Mr. Silong Chen	$32,171	$512,499
Dogness Network	-	5,504
Total	$32,171	$518,003

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

(3) Loan guarantee provided by related parties

In connection with the Company’s bank loans, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s bank loans. (See Note 10).

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
	2025	2024	2023

Dogness Network	$-	$52,830	$1,543,979
Dogness Technology	-	48,625	156,194
Total	$-	$101,455	$1,700,173

Cost of revenue associated with the sales to these related parties amounted to $nil, $82,955 and $1,162,314 for the years ended June 30, 2025, 2024 and 2023, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

(5) Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Dogness Network	$12,135	$582,182

(6) Advance to supplier- related party

Advance to supplier from related party consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Linsun	$-	$50,908

(7) Account payable- related party

Account payable from related party consisted of the following:

	As of	As of
	June 30, 2025	June 30, 2024

Linsun	$22,663	$-

(8) Purchase from related parties

During the years ended June 30, 2025, 2024 and 2023, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $253,310, $288,791 and $565,548 for the years ended June 30, 2025, 2024 and 2023, respectively.

(9) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the year ended June 30, 2025, 2024 and 2023, the Company recorded rent income of $524,123, $477,121 and $434,625 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $35,000 and is subject to 15% increase every three years. This lease agreement was terminated in October, 2022. For the years ended June 30, 2025, 2024 and 2023, the Company recorded rent income of $nil, $nil and $10,952 as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to approximately $1,700. For the years ended June 30, 2024 and 2023, the Company recorded rent income of $1,660 ($830 recorded in rental income from related parties) and $1,584 as other income through leasing the manufacturing facilities to Dogness Technology. Dogness Technology is no longer a related party after December 31, 2023.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 14 – EQUITY

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

On October 22, 2022, Shareholders of the Company held a meeting and approved a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of $0.002 each being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of $0.002 each, being 90,931,000 Class A shares and 19,069,000 Class B shares

On November 6, 2023, the Company announced (i) a share consolidation of the Company’s issued and outstanding Class A common shares at the ratio of one-for-twenty and (ii) an amendment of the Company’s Memorandum and Articles of Association to change its authorized shares from 90,931,000 Class A Shares with $0.002 par value per share and 19,069,000 Class B common shares with $0.002 par value per share to an unlimited number of authorized Class A common shares and Class B common shares, each without par value. On November 15, 2023, the Company paid cash to certain minor shareholders and cancelled 196 shares due to share consolidation reconciliation. All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

Private placements

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

May 2025 equity financing

On May 6, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to issue and sell to the purchasers an aggregate of 1,200,000 Class A common shares without par value, at a price of $5.0 per share for aggregate gross proceeds of $6.0 million (the “May 2025 Private Placement”). The Transaction was closed on May 8, 2025. After payment of expenses, net proceeds from the transaction approximately $5.9 million.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 14 – EQUITY (continued)

Common Shares Issued for Service

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

On January 26, 2023, the Board adopted resolutions to grant total 75,000 Class A common shares to Mr. Silong Chen, the Chief Executive Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 25,000 Class A common shares to Mr. Silong Chen as the first tranche of the salary shares, and further issued 50,000 Class A common shares on March 7, 2025. These shares were measured at $1,455,000 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period.

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

As of June 30, 2025, the Company had an aggregate of 14,230,658 common shares outstanding, consisting of 5,161,658 Class A and 9,069,000 Class B common shares; respectively. As of June 30, 2024, the Company had an aggregate of 12,730,658 common shares outstanding, consisting of 3,661,658 Class A and 9,069,000 Class B common shares, respectively.

Common Shares Issued for Long-term Investments in Equity Investees

On May 17, 2025, in connection with acquisition of 19.5 % equity interest in DITC (Note 8), the Company issued 250,000 Class A common shares as part of the investment consideration. The fair value of the shares issued was determined at $1,250,000 assessed based on the fair value of the Company’s shares in the May 2025 Private Placement.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 14 – EQUITY (continued)

Warrants

In July 2021, the Company issued warrants in connection with an equity financing to purchase 8,713 common shares to the placement agent exercisable at $36.4 per share with expiration date on July 15, 2024. All warrants were expired on July 15, 2024.

In June 2022, the Company issued warrants in connection with an equity financing to purchase 109,092 common shares to the investors at $84.0 per share with expiration date on June 3, 2024. Due to share consolidation of the Company on November 7, 2023, according to the dilution clause of the securities purchase agreement, the exercise price of such warrants was reduced from $84.0 per share to $3.02. The Company recorded modification expense of $239,308. During the year ended June 30, 2024, 109,092 warrants were exercised. Net proceeds from the transaction amounted to $329,480.

In connection with acquisition of 19.5 % equity interest in DITC (Note 8), on May 17, 2025, the Company issued to the original shareholder 1,550,000 pre-funded warrants to purchase Class A common shares and 2,000,000 maximum eligibility warrants to purchase Class A common shares for an exercise price of $0.0001 with expiration date on May 16, 2030. The fair value of these warrants was determined at $17,750,000 based on the fair value of the Company’s shares in the May 2025 Private Placement.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of June 30, 2025, 3,550,000 warrants as mentioned above were outstanding, with weighted average exercise price of $0.00001 and weighted average remaining life of 4.88 years.

Options

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

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 7,500 to Dr. Yunhao Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options were vested by three trances equally on January 26, 2023, 2024 and 2025 with exercise price of $20.0 per share.

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

The Company recorded $466,044, $1,114,857 and $1,243,385 stock-based compensation expense for the years ended June 30, 2025, 2024 and 2023, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 14 – EQUITY (continued)

Options (continued)

The following table summarized the Company’s share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years

Outstanding June 30, 2022	11,000	$30.0	-
Exercisable, June 30, 2022	11,000	$30.0	-
Granted	82,500	20.0	-
Cancelled	-	-	-
Exercised	-	-	-
Outstanding June 30, 2023	93,500	$20.0	5.03
Exercisable, June 30, 2023	25,000	$20.0	5.03
Granted	-	-	-
Cancelled	(18,500)	-	-
Exercised	-	-	-
Outstanding June 30, 2024	75,000	$20.0	3.58
Exercisable, June 30, 2024	50,000	$20.0	3.58
Granted	-	-	-
Cancelled	-	-	-
Exercised	-	-	-
Outstanding June 30, 2025	75,000	20.0	2.58
Exercisable, June 30, 2025	75,000	20.0	2.58

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company did not allocate statutory reserves during the years ended June 30, 2025, 2024 and 2023 in accordance with PRC regulations. The restricted amounts as determined by the PRC statutory laws totaled $291,443 as of June 30, 2025 and 2024.

NOTE 15 – LOSS PER SHARE

For the years ended June 30, 2025, 2024 and 2023, potential shares of common stock from the unexercised warrants and unexercised options are excluded from diluted net loss per share as such amounts are anti-dilutive.

The following table presents a reconciliation of basic and diluted net loss per share:

	For the Years Ended June 30,
	2025	2024	2023
Net loss attributable to the Company	$(5,101,237)	$(6,055,713)	$(7,200,263)
Weighted average number of common shares outstanding - Basic	13,408,261	10,919,386	10,598,989
Dilutive securities -unexercised warrants and options	-	-	-
Weighted average number of common shares outstanding – diluted	13,408,261	10,919,386	10,598,989
Loss per share – Basic and diluted	$(0.38)	$(0.55)	$(0.68)

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 16 – SEGMENT

The Company uses the “management approach” in determining its operating segments. The management approach considers the internal organization and reporting used by the Group’s Chief Operating Decision Maker (“CODM”) for making strategic decisions, assessing performance, and allocating resources. The Company’s CODM has been identified as the Chief Executive Officer of the Group. The Company determined it operates as one consolidated segment and therefore has one reportable segment. The Company designs, process and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products. The Company also provides dyeing services to external customers, as well as pet grooming service. The dyeing service is to utilize the existing production capacity and the pet grooming service is immaterial. Therefore, the Company concludes that essentially the Company’s products and services have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution, hence the Company has only one reporting segment.

Revenue by products and services category

The summary of total revenue by products and services categories consisted of the following

	For the Years Ended June 30,
Products and services category	2025	2024	2023
Products
Traditional pet products	$8,647,605	$9,020,839	$8,302,299
Intelligent pet products	6,298,625	4,384,631	7,404,407
Climbing hooks and others	5,761,477	1,355,016	1,806,369
Total revenue from products	20,707,707	14,760,486	17,513,075

Services
Dyeing services	-	87,416	-
Other services	-	-	71,379
Total revenue from services	-	87,416	71,379
Total	$20,707,707	$14,847,902	$17,584,454

Revenue by geographic location

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the Years Ended June 30,
Geographic location	2025	2024	2023
Sales to international markets	$13,621,337	$10,063,227	$11,253,079
Sales to China domestic markets	7,086,370	4,784,675	6,331,375
Total	$20,707,707	$14,847,902	$17,584,454

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 17 – CONCENTRATIONS AND CREDIT RISK

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

As of June 30, 2025 and 2024, $56,764 and $28,794 of the Company’s cash and cash equivalents was on deposit at financial institutions in mainland China, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

As of June 30, 2025, three customers aggregately accounted for 57.2% of the Company’s total accounts receivable, with three third party customers accounted for 27.5%, 14.9%, and 14.8% of the Company’s total accounts receivable, respectively. As of June 30, 2024, two customers aggregately accounted for 43.6% of the Company’s total accounts receivable, with a related party customer, Dogness Network accounted for 18.2%, and one third party customer accounted for 25.4% of the Company’s total accounts receivable, respectively

As of June 30, 2025, three third-party suppliers accounted for 20.4%, 14.7% and 13.7% of the Company’s total account payable. As of June 30, 2024, two third-party suppliers accounted for 17.3 and 12.8% of the Company’s total account payable.

For the years ended June 30, 2025, 2024 and 2023, sales to the customers outside of China accounted for 65.8%, 67.8% and 64.0% of the Company’s total revenue, respectively. For the year ended June 30, 2025, four customers accounted for 27.5%, 14.2%, 13.6% and 7.6% of the Company’s total revenue, respectively. For the year ended June 30, 2024, four customers accounted for 20.8%, 17.2%, 5.1% and 5.0% of the Company’s total revenue, respectively. For the year ended June 30, 2023, four customers accounted for 15.4%, 11.6%, 8.8% and 5.3% of the Company’s total revenue, respectively.

For the year ended June 30, 2025, a third-party supplier accounted for 45.4% of the Company’s total raw materials purchases. For the year ended June 30, 2024, a third-party supplier accounted for 56.1% of the Company’s total raw materials purchases. For the year ended June 30, 2023, a third-party supplier accounted for 34.1% of the Company’s total raw materials purchases.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

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

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB60.0 million ($8.4 million). As of June 30, 2024, RMB48.5 million ($6.8 million) capital contribution has been made. During the year ended June 30, 2025, the Company made additional capital contribution RMB5,738,500 ($0.8 million) in Meijia.

Subsequently to June 30, 2025, the Company further made additional capital contribution RMB 902,900 ($0.1 million) in Meijia. As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB4,838,600 ($0.7 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

Capital Expenditure Commitment

Our capital expenditures are incurred primarily in connection with the Company build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall in prior years. The future minimum capital expenditure commitment on these projects was $146,359 as of as of June 30, 2025. (see Note 6)

NOTE 19 – SUBSEQUENT EVENTS

On June 16, 2025, the Company signed a consulting agreement with a consultant for strategic business and marketing consulting services for a period from July 2, 2025 to December 16, 2025 (the “Service period”). Pursuant to the agreement, the Company shall pay 30,000 Class A common shares to the consultant. The related share-based compensation expense would be recognized over the Service period.

The Company evaluated all events and transactions that occurred after June 30, 2025 up through the date the Company issued these consolidated financial statements. Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

