Form 20-F
period 2026-06-30
Dogness (International) Corp
filed 2026-10-01
CIK 1707303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,501,658 Class A shares of no par value each of the Company (the “Class A Common Shares”) and 9,069,000 Class B shares of no par value each of the Company (the “Class B Common Shares”).

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

Part I

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. Therefore, investing in our securities involves unique and a high degree of risk. You should carefully read and consider the risk factors of this report (beginning on page 11), especially the risk factors under the caption “Risks Related to Our Corporate Structure and Operation” (beginning on Page 21) and “Risks Related to Doing Business in China” (beginning on Page 12).

Unless otherwise indicated or the context requires otherwise, references in this report to “China” or the “PRC” are to the mainland of People’s Republic of China, Taiwan, Hong Kong Special Administrative Region of the People’s Republic of China (“HKSAR” or “Hong Kong”), and the special administrative regions of Macau (for the purposes of this report only); “mainland China” are to the mainland of the People’s Republic of China, excluding Taiwan Hong Kong, and Macau (for the purposes of this report only); “mainland China Subsidiaries” refer to our subsidiaries incorporated in mainland China, including Dogness Intelligent Technology (Dongguan) Co., Ltd., a mainland China company (“Dongguan Dogness”), Dongguan Jiasheng Enterprise Co., Ltd., a mainland China company (“Dongguan Jiasheng”), Zhangzhou Meijia Metal Product Co., Ltd, a mainland China company (“Meijia”); “Hong Kong Subsidiaries” refer to our subsidiaries incorporated in Hong Kong, including Jiasheng Enterprise (Hongkong) Co., Limited, a Hong Kong company (“HK Jiasheng”) and Dogness (Hongkong) Pet’s Products Co., Limited, a Hong Kong company (“HK Dogness”). We will also refer to all of our subsidiaries, as the “Subsidiaries”.

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

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector (the “Platform Anti-monopoly Guidelines”), aiming to improve anti-monopoly administration on online platforms. The Platform Anti-monopoly Guidelines serve as compliance guidance for platform economy operators under the PRC anti-monopoly regulatory regime then in force. They specifically prohibit certain conduct by platform economy operators that may produce the effect of eliminating or restricting market competition, including concentrations of undertakings. The PRC anti-monopoly regulatory regime originates from the Anti-Monopoly Law, promulgated by the Standing Committee of the National People’s Congress of China (“SCNPC”) on August 30, 2007 and effective on August 1, 2008. Pursuant to such law, transactions constituting concentrations of undertakings and meeting specified turnover thresholds must obtain clearance from the State Administration for Market Regulation (“SAMR”) prior to consummation. Prior to institutional reform in 2018, merger review authority under the Anti-Monopoly Law was vested in the Ministry of Commerce of China (“MOFCOM”).

In addition, on February 3, 2011, the General Office of the State Council issued the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (Circular 6), which formally established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “MOFCOM Security Review Regulations”), effective on September 1, 2011, to implement Circular 6. A new regime, the Measures for the Security Review of Foreign Investment, was later issued and took effect on January 18, 2021, updating China’s foreign investment security review framework. Under Circular 6, security review is required for foreign investors’ mergers and acquisitions involving national defense and security concerns, or where foreign investors may obtain de facto control over domestic enterprises involving national security concerns. Under the MOFCOM Security Review Regulations, MOFCOM focuses on the substance and actual impact of a transaction when determining whether a merger or acquisition falls within the scope of security review. If MOFCOM determines that a transaction is subject to security review, it shall refer such transaction to the Inter-Ministerial Joint Review Mechanism, an authority established under Circular 6 and led by the NDRC and MOFCOM under the leadership of the State Council, to conduct the security review. The relevant regulations prohibit foreign investors from evading security review by structuring transactions through trusts, indirect investments, leases, loans, contractual arrangements for control, or offshore transactions.

The Holding Foreign Companies Accountable Act (“HFCAA”) may subject us to various prohibitions, restrictions and potential delisting if we are designated as a “Commission-Identified Issuer” or our auditor is listed on an HFCAA determination list, respectively. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. This bill was not ultimately enacted into law; had it been enacted, it would have reduced the number of consecutive “non-inspection years” triggering delisting from three years to two years, meaning our shares could have been subject to trading prohibition and delisting after two years instead of three. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, setting out specific arrangements for inspections and investigations by both sides of relevant audit firms within their respective jurisdictions, including audit firms based in mainland China and Hong Kong. This agreement represented an important step toward addressing audit oversight issues of mutual concern. It establishes arrangements for the two sides to cooperate on inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of certain categories of data.

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

As of the date hereof, our auditor, Assentsure PAC, is not among the auditor firms listed on the HFCAA determination list, which list notes all of the auditor firms that the PCAOB is not able to inspect. However, trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB, issues a new determination and it also determines that it cannot inspect the work papers prepared by our auditor and that as a result an exchange may determine to delist our securities. See “Risk Factors — A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by The Nasdaq Stock Market LLC (“NASDAQ”), and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on NASDAQ in the future.” for more information.

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

Item 3. Key Information

Dividend Distributions and Cash Transfer among Dogness and the Subsidiaries

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements. If any of our mainland China Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To date, none of the Subsidiaries has made any dividends or distributions to Dogness, and Dogness has not made any dividends or distributions to our shareholders. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay Company cash dividends in the foreseeable future. Under British Virgin Islands law, we may only pay dividends if the directors are satisfied, on reasonable grounds, that immediately after the distribution the value of the Company’s assets will exceed its liabilities, and the Company will be able to pay its debts as they fall due. If we determine to pay dividends on any of our Common Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries, HK Jiasheng and HK Dogness. Current PRC regulations permit the mainland China Subsidiaries to pay dividends to HK Dogness only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and, in certain cases, the remittance of currencies out of mainland China. We receive a part of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our mainland China Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the related government agencies, by complying with certain procedural requirements. Our mainland China Subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not at its discretion take measures in the future to restrict access to foreign currencies for current account transactions.

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

Cash flow between Dogness and the Subsidiaries primarily consists of transfers from Dogness to these Subsidiaries for short-term working capital loan, which is mainly used in payment of operating expenses and investments. To date, there are no other assets transferred between Dogness and the Subsidiaries except for the below cash transfers:

●	For the year ended June 30, 2024, Dogness transferred $5.3 million to HK Dogness for working capital loan purpose. The source of the funds was mainly from the equity financing and the exercise of warrants in fiscal 2024.

●	For the year ended June 30, 2025, Dogness transferred $6.0 million to HK Dogness for working capital loan purpose. The source of the funds was mainly from the equity financing in fiscal 2025.

●	For the year ended June 30, 2026, there was no cash transfer between Dogness and the Subsidiaries.

In the future, cash proceeds raised from overseas financing activities may be transferred by Dogness to the Subsidiaries via capital contribution or shareholder loans, as the case may be.

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended June 30, 2026, 2025, and 2024. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For Fiscal	For Fiscal	For Fiscal
	Year Ended	Year Ended	Year Ended
	June 30, 2026	June 30, 2025	June 30, 2024
	US$	US$	US$
	(audited)	(audited)	(audited)
Statement of operation data:
Revenues	$15,884,243	$20,707,707	$14,847,902
Gross profit	2,549,025	5,025,494	3,122,714
Operating expenses	31,358,253	11,820,142	10,653,624
Loss from operations	(28,809,228)	(6,794,648)	(7,530,910)
Total other (loss) income	(5,877)	616,325	982,661
Income taxes benefit	(1,185,934)	(1,077,086)	(491,600)
Net loss	$(27,629,171)	$(5,101,237)	$(6,056,649)
Loss per share, basic and diluted	$(1.55)	$(0.38)	$(0.55)
Weighted average Common Shares outstanding (basic)	17,809,261	13,408,261	10,919,386

Balance sheet data:

	As of June 30,
	2026	2025	2024
Current assets	$8,496,595	$17,053,808	$16,403,918
Total assets	94,122,057	116,846,586	99,200,829
Current liabilities	7,600,401	6,105,917	8,535,744
Total liabilities	19,097,789	19,093,761	22,789,936
Total equity	$75,024,268	$97,752,825	$76,410,893

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

The relevant exchange rates are listed below:

	June 30, 2026	June 30, 2025	June 30, 2024
Year-end spot rate	$1=RMB6.7851	$1=RMB7.1636	$1=RMB7.2672
Average rate	$1=RMB6.9940	$1=RMB7.2143	$1=RMB7.2248

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

The cross-border e-commerce related warehousing and logistics market depends largely on the availability and reliability of the global supply chain systems. International supply chains may be disrupted by public health emergencies, geopolitical conflicts, trade restrictions, transportation constraints, natural disasters and other events beyond our control, which could delay production, increase costs and adversely affect our operations. More recently, escalating trade tensions between the United States and China, including the imposition of tariffs, export restrictions and other trade protection measures, have emerged as a significant source of supply chain disruption. Tariffs and related trade actions can increase our shipping, logistics, warehousing and input costs, cause our suppliers, customers and logistics providers to reroute or reconfigure their sourcing and distribution networks, delay the movement of goods across borders, and reduce demand for our products in affected markets, particularly the United States, where a substantial portion of our products are sold. Issues like port congestion and container shortages, which can be exacerbated by shifting trade flows resulting from tariffs and geopolitical tensions, can lead to stockouts, affecting the supply of merchandise for e-commerce merchants, which may, in turn, reduce the demand for our pet products. Merchants may delay cross-border operations until stock availability is restored. Additionally, supply chain disruptions could drive up logistics, shipping, and warehousing costs, squeezing our margins and profitability. Shipment delays caused by these issues could result in customer dissatisfaction and decreased demand for our products. Our ability to mitigate these risks is limited, and there is no guarantee of success in doing so. For additional information regarding the impact of tariffs and trade measures on our business, see “- Government actions and regulations, such as export restrictions, tariffs, and trade protection measures, may limit our ability to sell our products to certain customers or markets, or could otherwise restrict our ability to conduct operations.” Consequently, such disruptions could have a material adverse effect on our business, financial condition, and operational results.

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

In the U.S. market, pet culture is deeply rooted, with consumers demonstrating strong purchasing power. The market is large, stable, and continuously growing, but it is also highly competitive. Declines in consumer spending, due to factors like inflation, unemployment, or shifts in economic conditions, could significantly impact our sales and profitability. Persistent inflation has already reduced discretionary consumer spending, affecting sales of higher-margin products, and this trend could continue. Moreover, if consumer preferences change or demographic trends in pet ownership slow, our business could face further challenges.

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

In the normal course of business, we and our Subsidiaries may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that we or our Subsidiaries owe more taxes than it has paid. We recorded tax liabilities of $0.1 million, $0.6 million and $1.0 million as of June 30, 2026, 2025, and 2024, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of for past taxes may be higher than those amounts, if the PRC authorities determine that penalties are applicable or that the correct amount has not been paid. Although the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent we are able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

If our largest customers reduce their orders with us, such revenues would be very difficult to replace.

A significant portion of our revenues was derived from a small number of key customers, including Mid Ocean Brands B.V and Dongguan Anyi Trading Co., Ltd. While we also sell our products through distributors and trading companies, we do not currently have alternative brick-and-mortar customers that offer a comparable volume of business. If we lose any of these major customers, or if any of them materially reduce their purchases from us, we may not be able to identify and secure replacement customers or revenues in a timely manner, or at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our smart products have only recently entered distribution.

We are optimistic that our smart products, such as collars, harnesses, feeders and robots, will be important products for our company in the future, and we have exhibited these products at expos in multiple countries. Our revenues for all smart products were approximately $4.1 million, $6.3 million and $4.4 million during the years ended June 30, 2026, 2025 and 2024, respectively. Although we have generated sales of these products, demand has fluctuated from year to year, and this relatively short and variable sales history makes it difficult to predict the extent of future consumer acceptance. If consumers do not continue to adopt our smart products, we may not sell enough products to grow our market share in this new industry.

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

In addition, the Dogness smartphone App on which our smart collars rely is still under development and testing by Dogness Intelligent Technology Co., Ltd. If Dogness Intelligent Technology Co., Ltd. were to stop supporting the application or impair its functionality, our smart collars and harnesses could become unusable or have decreased value to end users.

To the extent we were unable to cooperate with such third party in the future, we would need to locate and cooperate with other service providers, and we cannot guarantee that we would be able to do so on terms that are satisfactory to us, if at all.

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

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our mainland China Subsidiaries own 129 patents and 174 trademarks in China and 86 patents and 51 trademarks outside China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). This intellectual property has allowed our products to earn market share in the pet products industry.

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

As of June 30, 2026, we had approximately $3.6 million in outstanding bank loans, with expected repayment of approximately $3.2 million in one year, $0.4 million in two years and $1,137 in three years. The loans are guaranteed by the fixed assets of the Company’s subsidiaries and are also personally guaranteed by our Chief Executive Officer. While we believe we have sufficient capital resources to repay these bank loans with support from Mr. Silong Chen, our Chief Executive Officer, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

Our key customers are principally retail pet specialty stores and mass merchandisers. For the year ended June 30, 2026, two customers accounted for 26.3% and 19.5% of the Company’s total revenue. For the year ended June 30, 2025, sales to our four largest customers accounted for 27.5%, 14.2%, 13.6% and 7.6% of our total revenue. For the year ended June 30, 2024, sales to our four largest customers accounted for 20.8%, 17.2%, 5.1% and 5.0% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. During the years ended June 30, 2026, 2025 and 2024, we had two, three and two customers that accounted for 10% or more of our revenues.

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

Our Class B Common Shares have ten votes per share, and our Class A Common Shares have one vote per share. Our directors, executive officers, and their affiliates, beneficially hold in the aggregate approximately 91.46% of the voting power of our capital stock as of September 30, 2026. Because of the ten-to-one voting ratio between our Class B and Class A Common Shares, the holder of our Class B Common Shares collectively control a majority of the combined voting power of our Common Shares and therefore is able to control all matters submitted to our shareholders for approval. The sole owner of such Class B Common Shares is our Chief Executive Officer, Mr. Silong Chen, who owns 9,069,000 Class B Common Shares through Fine victory holding company Limited. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

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

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. As of the date hereof, management has concluded that such controls are ineffective. Because we are a non-accelerated filer under the SEC rules, our independent registered public accounting firm is not required to attest to, and has not attested to or reported on, the effectiveness of our internal control over financial reporting.

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

On November 23, 2020, the Division of Corporation Finance of SEC released a report regarding disclosure considerations for China-Based issuers. The report recommended that China-based Issuers must disclose material risks related to their operations in China. The recommended risk factors include i) providing clear and prominent disclosure of PCAOB inspection limitation and lack of enforcement mechanisms; ii) using VIEs in its organizational structure; (iii) disclose risks relating to the regulatory environment in China; (iv) disclosing about differing shareholder rights and remedies in the company’s country of organization and/or based on where a company’s operations are located; and (vi) if the company is a foreign private issuer, disclosing corporate governance differences pursuant to Item 16G of Form 20-F, and difference in reporting requirements between U.S. domestic issuers and foreign private issuers.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Assentsure PAC, is located in Singapore, and is subject to inspection by the PCAOB on a regular basis. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit Assentsure PAC to provide audit documentation located in mainland China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCAA. However, the above recent developments have added uncertainties to our continued listing on NASDAQ in the future, to which NASDAQ may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

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

The trading prices for our Class A Common Shares have fluctuated since we first listed our Class A Common Shares. Since our Class A Common Shares became listed on the Nasdaq on December 20, 2017, the trading price of our Class A Common Shares has ranged from $0.81 to $174.80 per common share (retrospectively restated for effect of reverse stock split on November 7, 2023), and the last reported trading price on September 29, 2026 was $0.88 per common share. If you purchase our Class A Common Shares, you may not be able to resell those shares at or above your purchase price. The market price of our Class A Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Nasdaq has adopted a new minimum market value continued listing requirement that, if it becomes applicable to us, could result in the accelerated suspension and delisting of our Class A Common Shares with a limited or no cure period or opportunity to regain compliance.

As part of a series of rule changes intended to strengthen its listing standards, Nasdaq has adopted and proposed amendments that establish an accelerated suspension and delisting process for companies whose securities fall below a minimum market value. Under these changes, a company on the Nasdaq Global Market or the Nasdaq Capital Market that has a Market Value of Listed Securities below $5 million for a specified period (as short as 30 consecutive business days under certain proposals, or a limited number of consecutive trading days) may be subject to immediate suspension and delisting, potentially with no cure period, no compliance period, and no stay of suspension during any appeal. This represents a fundamental departure from Nasdaq’s traditional approach to continued listing deficiencies, which generally afford issuers 180 days or more to regain compliance.

The market price of our Class A Common Shares has declined significantly. The last reported trading price of our Class A Common Shares on September 29, 2026 was $0.88 per common share, and our public market capitalization has fallen accordingly. If the trading price of our Class A Common Shares declines further, or if the number of our unrestricted publicly held shares decreases, the market value of our listed securities could fall below the applicable minimum threshold. In that event, our Class A Common Shares could be suspended and delisted from Nasdaq on an accelerated basis, and we may not have any opportunity to cure the deficiency or to appeal the determination before our securities cease trading on Nasdaq.

In addition, Nasdaq has adopted or proposed other measures that increase the requirements applicable to smaller issuers and to issuers with principal operations in China, including higher minimum Market Value of Unrestricted Publicly Held Shares thresholds for initial listing, a requirement that companies primarily operating in mainland China, Hong Kong or Macau raise at least $25 million in gross proceeds in connection with a Nasdaq listing, and expanded discretion for Nasdaq to deny or delist securities that it considers susceptible to market manipulation. Because we are a company with the majority of our operations in mainland China and Hong Kong and our Class A Common Shares currently trade at low prices, these developments could make it more difficult and more costly for us to maintain our Nasdaq listing or to raise capital through additional securities offerings. A suspension or delisting of our Class A Common Shares would materially and adversely affect the liquidity and market price of our Class A Common Shares, impair our ability to raise capital, and could cause the value of our Class A Common Shares to decline significantly or become worthless.

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

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially affect the growth of our business and our competitive position.

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. We are subject to legal and operational risks associated with being based in and having the majority of the company’s operations in mainland China and Hong Kong. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategic allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

Changes in China’s economic, political and social conditions, as well as adjustments to governmental policies, laws and regulations, may occur rapidly with minimal advance notice. Any such changes could materially and adversely affect our business operations, financial performance and the value of our Class A Common Shares.

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

On February 17, 2023, upon approval by the State Council, the CSRC issued the Rules for the Administration of Overseas Securities Offering and Listing Recordation (the “Listing Recordation Rules”), including the Trial Administrative Measures for the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”), which became effective on March 31, 2023. Pursuant to the Listing Recordation Rules, any mainland China-established company seeking to offer and list securities in overseas markets, whether by direct or indirect means, is required to complete filing procedures with the CSRC for such overseas offering and listing activities.

Furthermore, the Trial Measures set forth a list of circumstances under which overseas offering and listing by PRC domestic enterprises is prohibited, including: (i) where such securities offering and listing is expressly prohibited by PRC laws, administrative regulations or relevant state provisions; (ii) where the proposed securities offering and listing may endanger national security, as reviewed and determined by the competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the mainland China-established company, or its controlling shareholders and actual controller, have committed criminal offenses including corruption, bribery, conversion of property, misappropriation of assets or crimes undermining the order of the socialist market economy within the immediately preceding three (3) years; (iv) where the mainland China-established company proposing the securities offering and listing is suspected of criminal offenses or major violations of laws and regulations, is under statutory investigation, and no investigation conclusion has yet been issued; and (v) where there exist material ownership disputes over equity held by the controlling shareholder of the mainland China-established company, or other shareholders controlled by such controlling shareholder and/or actual controller.

In accordance with the Trial Measures, the listing and trading of our Class A Common Shares on Nasdaq constitutes an indirect overseas offering and listing by a China-established enterprise, and accordingly we are subject to the Listing Recordation Rules and the applicable filing requirements thereunder. Further, we believe that as of the date of this prospectus, none of the above-listed prohibitive circumstances for overseas offering and listing by China-established enterprises apply to us, and we are eligible to offer and continue offering our Class A Common Shares on Nasdaq.

Pursuant to the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Enterprises issued by the CSRC on the same date as the Listing Recordation Rules, we qualify as an “Existing Issuer” because we had completed our overseas listing prior to March 31, 2023. Under such Notice, we are not required to complete the initial filing procedure immediately. Nevertheless, we shall timely complete filing procedures as required by the Trial Measures for subsequent events, including any additional follow-on offerings on Nasdaq, dual and/or secondary offering and listing on other overseas markets, and the occurrence of material events such as change of control, investigations or sanctions imposed by overseas securities regulators or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting.

If we or our mainland China subsidiaries fail to complete the filing procedures stipulated under the Trial Measures in the future, or conduct overseas securities offering and listing in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our mainland China subsidiaries, and impose fines ranging from RMB1,000,000 to RMB10,000,000. The CSRC may also issue warnings to, and impose fines ranging from RMB500,000 to RMB5,000,000 on, the directly responsible persons in charge and other directly responsible personnel. In addition, if our controlling shareholders or actual controllers organize or instigate such violations, they may also be held liable. The CSRC may notify its overseas regulatory counterparts, such as the SEC, through cross-border securities regulatory cooperation mechanisms.

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

As a holding company, we may be subject to approvals and other regulatory requirements from PRC competent authorities under the overseas securities offering and listing filing regime. We cannot assure you that we will be able to obtain any required approval or satisfy such regulatory requirements in a timely manner, or at all. If we fail to obtain the necessary approval or comply with applicable requirements, we may be unable to maintain our listing on the U.S. stock exchange or continue offering securities to investors. Any such failure could materially and adversely affect the interests of our investors, cause a substantial decline in the value of our Class A Common Shares, or render our Class A Common Shares worthless.

As of the date of this prospectus, we or our Subsidiaries have not received any requirement to obtain permission or approval from CSRC or Cyberspace Administration of China. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Subsequent laws and regulation have been published and implemented, including Listing Records Rules and Confidentiality Provisions. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules that may be enacted in the future may impose additional compliance requirements on us. The interpretation and implementation of such implementing rules remain uncertain, and we cannot assure you that we will be able to comply with such new requirements in a timely manner, or at all.

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

The Cybersecurity Law, adopted by the National People’s Congress on November 7, 2016 and effective on June 1, 2017, and the Cybersecurity Review Measures (the “Review Measures”), promulgated on April 13, 2020, amended on December 28, 2021 and effective on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator, or CIIO, in its operations in China must be stored within China. In addition, a CIIO shall undergo cybersecurity review by the CAC if it purchases internet products and services that affect or may affect national security. Due to the lack of further implementing interpretations, the exact scope of entities qualifying as a “CIIO” remains unclear. Further, relevant PRC authorities have discretion in the interpretation and enforcement of these laws. The Review Measures stipulate that an online platform operator holding the personal information of more than one million users must apply for cybersecurity review prior to overseas listing. As of the date of this prospectus, we have not received any notice from any authority identifying us as a CIIO or requiring us to undergo a cybersecurity review by the CAC. Further, as of the date of this prospectus, we have not been subject to any penalties, fines, suspensions or investigations by competent authorities for violations of regulations or policies issued by the CAC.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law prohibits the collection of data through theft or other illegal means and establishes a data classification and hierarchical protection system. This system protects data based on its importance to economic and social development, and the potential harm to national security, public interests, or the legitimate rights and interests of individuals and organizations if such data is falsified, damaged, disclosed, illegally obtained or illegally used. The national data classification and hierarchical protection system is being implemented.

On September 24, 2024, the State Council published the Regulations on Network Data Security Management (the “Data Security Management Regulations”), which became effective on January 1, 2025. Under the Data Security Management Regulations, a data processor that processes the personal information of more than ten million individuals is required to appoint a person-in-charge of data security, establish a dedicated data security management body, implement data security management systems and risk response measures, and report data disposal plans to competent authorities in the event of material corporate changes. A data processor refers to an individual or organization that independently determines the purposes and methods of data processing activities. Data processing activities include the collection, retention, use, processing, transmission, provision, disclosure or deletion of data. We may be deemed a data processor under the Data Security Management Regulations.

Uncertainty remains as to how the Review Measures and the Data Security Management Regulations will be interpreted and implemented, and whether PRC regulatory agencies including the CAC will issue new laws, regulations, rules or detailed implementing interpretations relating to such rules. If any such new laws, regulations, rules or implementing interpretations take effect, we intend to take all reasonable measures to achieve compliance. We cannot assure you that PRC regulatory agencies including the CAC will share the same view as us, nor can we assure you that we will be able to fully or timely comply with such laws if they are determined to apply to our operations. A cybersecurity review may result in negative publicity for our company and divert management and financial resources. There is no certainty regarding the impact of any such review or required actions on our operations, and we cannot guarantee that any clearance can be obtained or that any actions required to maintain our listing on the Nasdaq capital market can be completed timely, or at all.

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

PRC regulatory requirements relating to cybersecurity continue to evolve. For example, multiple PRC regulators, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation (“SAMR”, formerly the State Administration for Industry and Commerce (“SAIC”)), enforce data privacy and protection laws and regulations under standards and interpretations that are subject to change. In April 2020, the Chinese government promulgated the Cybersecurity Review Measures (the “Review Measures”), which initially took effect on June 1, 2020, was amended on December 28, 2021, and the amended version took effect on February 15, 2022. Pursuant to the Review Measures: (i) critical information infrastructure operators must undergo cybersecurity review when purchasing network products and services that affect or may affect national security; (ii) online platform operators may fall within the scope of the cybersecurity review regime under specified circumstances; (iii) the CSRC is among the authorities jointly responsible for establishing the national cybersecurity review working mechanism; (iv) online platform operators holding the personal information of more than one million users and seeking an overseas listing shall file for cybersecurity review; and (v) the cybersecurity review will comprehensively assess risks including theft, leakage, destruction, damage, unauthorized use or unauthorized cross-border transmission of core data, important data or large volumes of personal information, as well as risks that critical information infrastructure, core data, important data or large volumes of personal information may be subject to interference, control or malicious exploitation.

Certain internet platforms in China have reportedly been subject to increased regulatory scrutiny involving cybersecurity matters. As of the date of this prospectus, no PRC regulatory authority has notified us of any requirement for us to file for a cybersecurity review. However, we may become subject to PRC cybersecurity review if we are determined to be a critical information infrastructure operator, or if we qualify as an online platform operator holding the personal information of more than one million users and seek an overseas listing.

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

The majority of our operations are conducted outside of the United States. As a result, U.S. regulators may not be able to conduct investigations or inspections or effect service of process on us, our subsidiaries, officers, directors, shareholders and other persons located in China, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of court judgments with the United States and many other countries. As a result, recognition and enforcement in China of such judgments relating to any matter, including judgments rendered under U.S. securities laws and British Virgin Islands (“BVI”) law, may be difficult or impossible.

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

On July 14, 2006, Hong Kong and mainland China entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the PRC and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements Between Parties Concerned (the “2006 Arrangement”). Pursuant to the 2006 Arrangement, a party holding a final judgment for monetary relief in a civil or commercial matter issued by a Hong Kong court under a written choice of court agreement may apply for recognition and enforcement of such judgment in mainland China. Similarly, a party holding a final judgment for monetary relief in a civil or commercial matter issued by a mainland China court under a written choice of court agreement may apply for recognition and enforcement of such judgment in Hong Kong. A written choice of court agreement is defined as a written agreement concluded by parties after the effective date of the 2006 Arrangement that expressly designates either a Hong Kong court or a mainland China court as the court with sole jurisdiction over the dispute. Accordingly, a judgment issued by a Hong Kong court cannot be enforced in mainland China where the disputing parties have not concluded a written choice of court agreement. The 2006 Arrangement became effective on August 1, 2008.

Subsequently, on January 18, 2019, Hong Kong and mainland China entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters between the Courts of the Mainland and of the Hong Kong Special Administrative Region (the “2019 Arrangement”). Pursuant to the 2019 Arrangement, among other things, the scope of application is broadened to cover both monetary and non-monetary judgments in most civil and commercial matters, including effective judgments for civil compensation arising from criminal cases. In addition, the requirement for a written choice of court agreement is removed. Parties are no longer required to enter into a written choice of court agreement, provided that a connection between the dispute and the requested place can be demonstrated, such as the defendant’s residence, the defendant’s business place, or the place of performance of a contract or of a tort. The 2019 Arrangement applies to civil and commercial judgments rendered by the courts of both jurisdictions on or after its effective date. The 2006 Arrangement terminates on the effective date of the 2019 Arrangement. If parties signed a “written choice of court agreement” under the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement will continue to apply. The 2019 Arrangement became effective on January 29, 2024. Notwithstanding the expanded scope under the 2019 Arrangement, uncertainties remain with respect to the practical effect and outcomes of seeking recognition and enforcement of judgments thereunder.

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

At the completion of these transactions, (i) Dogness holds 100% of the equity of each of Dogness Overseas, HK Jiasheng and HK Dogness; (ii) Dogness Overseas owns 100% of the equity of Dogness Group; (iii) HK Dogness holds 100% of the equity of Dongguan Dogness; (iv) Dongguan Dogness holds 100% of the equity of Dongguan Jiasheng, Meijia and 51.2% of the equity of Dogness Culture. By virtue of these ownership relationships, Dogness is the parent, directly or indirectly, of each of Meijia, HK Jiasheng, HK Dogness, Dongguan Dogness, Dogness Overseas, Dogness Group, and Dongguan Jiasheng, and such entities’ financial results are consolidated with those of Dogness;

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

On May 17, 2025, the Company entered into a share acquisition agreement to acquire a 19.5% equity interest in Dogness Intelligent Technology Co., Ltd. (“DITC”) from a DITC shareholder in exchange for Dogness’s Class A Common Shares and warrants to purchase Class A Common Shares. Pursuant to the share acquisition agreement, the Company agreed to acquire 19.5% of DITC’s equity in return for (a) 250,000 Class A Common Shares, (b) 1,550,000 pre-funded warrants to purchase Class A Common Shares and (c) up to 2,000,000 maximum eligibility warrants to purchase Class A Common Shares. On August 6, 2026, the Company entered into Amendment No. 1 to the Share Acquisition Agreement and a related Warrant Inducement and Exercise Letter Agreement, pursuant to which the equity interest in DITC to be acquired was reduced from 19.5% to 6.735%.

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

Market Background

Our company’s primary market is mainland China, with approximately 31.6%, 34.2% and 32.2% of our products being sold in China in fiscal 2026, 2025, and 2024, respectively.

In terms of export sales, our company’s primary market is the United States, with approximately 12.6%, 22.0% and 19.2% of our products being sold in America in fiscal 2026, 2025, and 2024, respectively. The United States has one of the highest pet ownership rates in the world. According to the 2026 APPA National Pet Owners Survey as cited in APPA’s State of the Industry Report, 96 million U.S. households own a pet.1

Pet owners in the United States have increasingly seen their pets as extended members of the family. Accordingly, spending on pets has increased steadily over the last decade. According to the APPA, in 2025, $158 billion was spent on pets in the U.S.2

1 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics. https://americanpetproducts.org/2026-state-of-the-industry?utm

2 American Pet Products Association, Pet Industry Market Size, Trends & Ownership Statistics. https://americanpetproducts.org/news/u.s.-pet-industry-reaches-158-billion-in-2025-poised-for-continued-growth-in-2026?utm

We sell the majority of our products through specialty pet store chain retailers and mass market retailers. Although there are more than 18,000 pet stores in the United States, the majority of pet stores are small operations, but a significant proportion of sales come from the top few specialty retail chains, Petco and Pet Valu. Mass retailers like Target and Walmart also play a key role in pet supply sales, including in particular staples like pet food. These retailers have courted pet owners with the offer of one-stop-shopping, as compared with making a special trip to a pet store.

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

Research and Development

Our R&D team has 12 dedicated employees who are focused on product development and design. Quality control has 7 employees and is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

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

Our research and development expenses were $956,862, $1,115,108 and $610,439 for the years ended June 30, 2026, 2025 and 2024, representing 6.0%, 5.4% and 4.1% of our total revenues for 2026, 2025, and 2024, respectively. We expect our R&D expenses to increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Intellectual Property

We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. As of September 30, 2026, we have completed registration of 129 patents with the China State Intellectual Property Office. In addition, we have registered 16 patents in Germany, 27 in Japan, 23 in the United States, 9 in Canada, 3 in Australia, and 8 in the European Union. As of the date of this report, we have successfully obtained 215 patents (including 129 in China), which includes 31 invention patents, 70 utility patents, and 114 appearance patents.

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

Regulation on Product Liability

China’s Product Quality Law was published in 1993 and amended in 2000, 2009, and 2018. Under this law, producers and vendors of defective products may incur liability for losses and injuries caused by such products. There are only three conditions by which producers or vendors can have immunity from the defective product liability: 1) the defective products were never put into the market; 2) the defects do not exist when the products are put into the market; 3) the exam techniques and skills are not able to find out the defects when the products be put into the market. So far, our products quality is in conformity with the national requirements and we have passed the regulatory agency’s examination and also successfully obtained the certificate of ISO 9001:2015 system.

In addition to Product Quality Law, there are also other Chinese laws that apply to the product liability. Under the Civil Code of the People’s Republic of China which became effective on January 1, 2021, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability. The Law on the Protection of the Rights and Interests of Consumers (as amended in 2009), which was enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. Although we are highly confident with our product quality, some defective product may not be detected in time by us and accidentally put into the market. If so, our defective products cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

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

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for mainland China entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = ∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor +∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises, or Net Asset Limits, shall be 200% of its net assets. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Circular 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

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

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 1993, 2001, and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce (“SAIC”) handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of the date of this report, we have registered 174 trademarks in China, all of which are fully owned and in use by us. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. So far, we have not received any such kind of petition and we strongly believe there will not be such petition because our trademarks are firstly used as well as firstly registered by us.

Patents

Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs. As of the date of this report, we have successfully obtained 215 patents (including 129 in China), which includes 31 invention patents, 70 utility patents, and 114 appearance patents.

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

In August 2022, the Company’s subsidiary, Dogness Dongguan, entered into a long-term lease commencing on September 1, 2022, and expiring on December 31, 2037, for a total of 13,600 square meters of warehouse space on Zhenxing Road, Dongcheng, Dongguan City. The Company is utilizing this property as its office, research and development, and logistics center.

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

A.	Operating Results

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”) is a BVI business company limited by shares incorporated under the laws of the British Virgin Islands (“BVI”) on July 11, 2016. We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

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

A reorganization of the legal structure was completed on January 9, 2017. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to the Company. After the reorganization, the Company ultimately owns 100% of the equity interests of the entities mentioned above. As of September 30, 2026, the Controlling Shareholder held approximately 51.89% of our outstanding Common Shares and beneficially owned approximately 52.10% of our Common Shares (including 75,000 Class A Common Shares issuable upon exercise of vested options), representing approximately 91.46% of the voting power of our Common Shares.

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

On March 16, 2018, the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd. (“Meijia”). After the acquisition, Meijia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand.

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

Revenues by product and services categories are summarized below:

	For the Years ended June 30,
	2026		2025		2024
Product and service category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	% of total Revenue
Product
Traditional pet products	$9,655,071	60.7%	$8,647,605	41.8%	$9,020,839	60.8%
Intelligent pet products	4,058,888	25.6%	6,298,625	30.4%	4,384,631	29.5%
Climbing hooks and others	2,170,284	13.7%	5,761,477	27.8%	1,355,016	9.1%
Total revenue from products	15,884,243	100.0%	20,707,707	100.0%	14,760,486	99.4%

Service
Dyeing services	-	-%	-	-%	87,416	0.6%
Total	$15,884,243	100.0%	$20,707,707	100.0%	$14,847,902	100.0%

During the year ended June 30, 2026, our products were sold in 35 countries. Our major customers include Anyi trading, Mid Ocean Brands B.V., Velcro Europe S.A., Philips Domestic Appliances (China) Investment Co., Ltd, Digital ID Limited, Costco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. We also sold our products on popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and on those live streaming sales platforms hosted by influencers.

Export sales accounted for 68.4%, 65.8% and 67.8% of the total sales for the years ended June 30, 2026, 2025 and 2024, respectively, while China domestic sales accounted for 31.6%, 34.2% and 32.2% for the years ended June 30, 2026, 2025 and 2024, respectively. The breakdown of the sales by geographic areas is shown below:

	For the Year ended June 30, 2026		For the Year ended June 30, 2025		For the Year ended June 30, 2024
Geographic location	Amount	% of total Revenue	Amount	% of total Revenue	Amount	% of total Revenue
Sales to international markets	$10,871,457	68.4%	$13,621,337	65.8%	$10,063,227	67.8%
Sales in China domestic market	5,012,786	31.6%	7,086,370	34.2%	4,784,675	32.2%
Total	$15,884,243	100.0%	$20,707,707	100.0%	$14,847,902	100.0%

For the year ended June 30, 2026, the Company’s two largest customers accounted for 26.3% and 19.5% of the Company’s total revenue, respectively. For the year ended June 30, 2025, the Company’s four largest customers accounted for 27.5%, 14.2%, 13.6% and 7.6% of the Company’s total revenue, respectively. For the year ended June 30, 2024, the Company’s four largest customers accounted for 20.8%, 17.2%, 5.1% and 5.0% of the Company’s total revenue, respectively.

Significant Highlights

The following highlights and developments for the year ended June 30, 2026:

On May 17, 2025, we entered into an equity investment to acquire a 19.5% equity interest in an unrelated private entity - Dogness Intelligent Technology Co., Ltd. from its original owners for consideration consisting of (a) issuance of our 250,000 Class A common shares, (b) issuance of 1,550,000 pre-funded warrants to purchase our Class A common shares and (c) issuance of up to 2,000,000 maximum eligibility warrants to purchase our Class A common shares. The fair value of such consideration was determined at $19,000,000 assessed by an independent valuation firm. During the year ended June 30, 2026, we and the original owners of DITC renegotiated certain terms of the original equity investment transaction in light of a significant decline in our share price and other circumstances arising subsequent to the original transaction. Pursuant to an amendment agreement subsequently entered into by the parties on August 6, 2026 (the “Amendment”), our equity interest in DITC was reduced from 19.5% to 6.735%. We determined the decline in fair value of its equity investment in DITC is other-than-temporary and therefore estimated and recorded an impairment loss of $12.8 million for the year ended June 30, 2026.

Market outlook

Our operations will continue to be negatively affected by the ongoing trade dispute between China and the United States, which may result in uncertainties in our export sales in the coming months.

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

From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management of our capital expenditure and leveraging costs, we expect that we could further improve our sales and product margins to produce profitability and return on investment for our shareholders in the near future.

Results of Operations

Comparison of Operation Results for the Years Ended June 30, 2026 and 2025

The following table summarizes the results of our operations for the years ended June 30, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year ended June 30, 2026		For the Year ended June 30, 2025		Changes
	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%
Revenue	$15,884,243	100.0%	$20,707,707	100.0%	$(4,823,464)	(23.3)%
Cost of revenue	13,335,218	84.0%	15,682,213	75.7%	(2,346,995)	(15.0)%
Gross profit	2,549,025	16.0%	5,025,494	24.3%	(2,476,469)	(49.3)%
Operating expenses
Selling expenses	2,070,099	13.0%	2,094,266	10.1%	(24,167)	(1.2)%
General and administrative expenses	6,525,340	41.1%	8,383,445	40.5%	(1,858,105)	(22.2)%
Research and development expense	956,862	6.0%	1,115,108	5.4%	(158,246)	(14.2)%
Impairment of property, plant and equipment	5,301,648	33.4%	-	-%	5,301,648	-%
Impairment of intangible assets	1,169,991	7.4%	-	-%	1,169,991	-%
Impairment of long-term investments	13,965,855	87.9%	-	-%	13,965,855	-%
Loss from disposal of property, plant and equipment	1,368,458	8.6%	227,323	1.1%	1,141,135	502.0%
Total operating expenses	31,358,253	197.4%	11,820,142	57.1%	19,538,111	165.3%
Loss from operations	(28,809,228)	(181.4)%	(6,794,648)	(32.8)%	(22,014,580)	324.0%
Other income (expenses)
Interest income (expense), net	102,039	0.6%	80,503	0.4%	21,536	26.8%
Foreign exchange transaction (loss) gain	(358,043)	(2.3)%	169,105	0.8%	(527,148)	(311.7)%
Other income, net	8,491	0.1%	155,287	0.7%	(146,796)	(94.5)%
Rental income from related parties, net	241,636	1.5%	211,430	1.0%	30,206	14.3%
Total other (expenses) income	(5,877)	-%	616,325	3.0%	(622,202)	(101.0)%
Loss before income taxes	(28,815,105)	(181.4)%	(6,178,323)	(29.8)%	(22,636,782)	366.4%
Income tax benefit	(1,185,934)	(7.5)%	(1,077,086)	(5.2)%	(108,848)	10.1%
Net loss	$(27,629,171)	(173.9)%	$(5,101,237)	(24.6)%	$(22,527,934)	441.6%

Revenue. Revenues decreased by $4.8 million, or 23.3%, to $15.9 million in fiscal 2026 from $20.7 million in fiscal 2025. The decrease in revenue was primarily attributable to decreased orders from our climbing hooks and intelligent pet products customers.

Revenue by Product and Service Category

The breakdown of our revenue by product and service category is as follows:

	For the Years Ended June 30,
	2026		2025		Changes
Product and service category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%
Product
Traditional pet products	$9,655,071	60.7%	$8,647,605	41.8%	$1,007,466	11.7%
Intelligent pet products	4,058,888	25.6%	6,298,625	30.4%	(2,239,737)	(35.6)%
Climbing hooks and others	2,170,284	13.7%	5,761,477	27.8%	(3,591,193)	(62.3)%
Total	$15,884,243	100.0%	$20,707,707	100.0%	$(4,823,464)	(23.3)%

	Total Revenue for the years ended June 30,		Units sold	Units sold	Variance in Units	% of units	Average selling price		Price
Product	2026	2025	in 2026	in 2025	sold	variance	2026	2025	Difference
Traditional pet products	$9,655,071	$8,647,605	15,928,799	15,225,488	703,311	4.6%	$0.61	$0.57	$0.04
Intelligent pet products	4,058,888	6,298,625	368,115	404,594	(36,479)	(9.0)%	11.03	15.57	(4.54)
Climbing hooks and others	2,170,284	5,761,477	1,026,537	2,596,208	(1,569,671)	(60.5)%	2.11	2.22	(0.11)
Total	$15,884,243	$20,707,707	17,323,451	18,226,290	(902,839)	(5.0)%	$0.92	$1.14	$(0.22)

Traditional pet products

Revenue from traditional pet products increased by $1.0 million, or 11.7%, from $8.6 million in fiscal 2025 to $9.7 million in fiscal 2026. The increase was mainly driven by increased average selling price and sales volume in fiscal 2026, compared to fiscal 2025. Among the total revenue increase, $0.8 million was from sales to customers in international markets, and $0.2 million was from sales to customers in China domestic market, primarily due to increased orders from our current customers.

Intelligent pet products

Revenue from intelligent pet products decreased by $2.2 million, or 35.6%, from $6.3 million in fiscal 2025 to $4.1 million in fiscal 2026. The decrease was mainly driven by decreases in sales volume and average selling price in fiscal 2026 compared to fiscal 2025. Among the total revenue decrease, $1.2 million decrease was from sales to customers in international markets and $1.0 million was from sales to customers in China domestic market, primarily due to decreased orders from our current customers.

Climbing hooks and others

Revenue from climbing hooks and others decreased by $3.6 million, or 62.3%, from $5.8 million in fiscal 2025 to $2.2 million in fiscal 2026. The decrease was mainly driven by decreased sales volume and average selling price in fiscal 2026 compared to fiscal 2025. Among the total revenue decrease, $2.4 million decrease was from sales to customers in international markets and $1.2 million was from sales to customers in China domestic market, primarily due to the decreased orders from our current customers.

Revenue by geographic location

The breakdown of our revenue by geographic location is as follows:

	For the Years Ended June 30,
	2026		2025		Changes
Geographic location	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%
Mainland China	$5,012,786	31.6%	$7,086,370	34.2%	$(2,073,584)	(29.3)%
United States	1,998,819	12.6%	4,550,574	22.0%	(2,551,755)	(56.1)%
Europe	7,354,330	46.3%	4,051,058	19.6%	3,303,272	81.5%
Japan and other Asian countries and regions	636,864	4.0%	3,855,129	18.6%	(3,218,265)	(83.5)%
Australia	227,706	1.4%	228,462	1.1%	(756)	(0.3)%
Canada	575,898	3.6%	530,302	2.6%	45,596	8.6%
Central and South America	77,840	0.5%	405,812	1.9%	(327,972)	(80.8)%
Total	$15,884,243	100.0%	$20,707,707	100.0%	$(4,823,464)	(23.3)%

International sales product and service category

The breakdown of sales by product and service category in international markets is as follows:

	For the Years ended June 30,
	2026		2025		Changes
Product and service category	Amount	% of total International Revenue	Amount	% of total International Revenue	Amount	%
Traditional pet products	$8,051,102	74.1%	$7,237,588	53.1%	$813,514	11.2%
Intelligent pet products	2,369,999	21.8%	3,561,490	26.1%	(1,191,491)	(33.5)%
Climbing hooks and others	450,356	4.1%	2,822,259	20.8%	(2,371,903)	(84.0)%
Total	$10,871,457	100.0%	$13,621,337	100.0%	$(2,749,880)	(20.2)%

Our total sales in international markets decreased by $2.7 million, or 20.2%, from $13.6 million in fiscal 2025 to $10.9 million in fiscal 2026 due to the decreased orders from our climbing hooks and intelligent pet products customers.

Our international sales of intelligent pet products and climbing hooks and others decreased by 33.5% and 84.0%, respectively, while international sales of traditional pet products increased by 11.2%.

Domestic sales by product and service category

The breakdown of sales by product and services category in China domestic market is as follows:

	For the Years ended June 30,
	2026		2025		Changes
Product and service category	Amount	% of total China domestic Revenue	Amount	% of total China domestic Revenue	Amount	%
Traditional pet products	$1,603,969	32.0%	$1,410,017	19.9%	$193,952	13.8%
Intelligent pet products	1,688,889	33.7%	2,737,135	38.6%	(1,048,246)	(38.3)%
Climbing hooks and others	1,719,928	34.3%	2,939,218	41.5%	(1,219,290)	(41.5)%
Total	$5,012,786	100.0%	$7,086,370	100.0%	$(2,073,584)	(29.3)%

Our domestic sales decreased by $2.1 million or 29.3%, from $7.1 million in fiscal 2025 to $5.0 million in fiscal 2026 due to the decreased orders from our climbing hooks and intelligent pet products customers.

Our domestic sales of intelligent pet products and climbing hooks and others decreased by 38.3% and 41.5%, respectively, while domestic sales of traditional pet products increased by 13.8%.

Cost of revenue

Our cost of revenue decreased by $2.3 million or 15.0%, from $15.7 million in fiscal 2025 to $13.3 million in fiscal 2026, due to a significant decrease in sales volume in intelligent pet products and climbing hooks. As a percentage of revenues, the cost of revenue increased by 8.3 percentage points, increasing to 84.0% in fiscal 2026 from 75.7% in fiscal 2025.

Gross profit

Our gross profit decreased by $2.5 million or 49.3%, from $5.0 million in fiscal 2025 to $2.5 million in fiscal 2026, primarily attributable to the decreased sales volume and declined average selling price for intelligent pet products and climbing hooks and other products. Overall gross profit margin was 16.0% in fiscal 2026, a decrease of 8.3 percentage points, as compared to 24.3% in fiscal 2025, due to higher sales volume from traditional pet products, which carry lower profit margins.

Gross profit by product and service category

The breakdown of gross profit by product and service category is as follows:

	For the Years ended June 30,
	2026		2025		Changes
Product and service category	Amount	Gross profit %	Amount	Gross profit %	Amount	Gross profit Pct. Pt.
Traditional pet products	$915,835	9.5%	$798,157	9.2%	$117,678	0.3	pct.
Intelligent pet products	1,022,890	25.2%	1,759,721	27.9%	(736,831)	(2.7	)pct.
Climbing hooks and others	610,300	28.1%	2,467,616	42.8%	(1,857,316)	(14.7	)pct.
Total	$2,549,025	16.0%	$5,025,494	24.3%	$(2,476,469)	(8.3	)pct.

Gross profit for traditional pet products increased by $0.1 million from $0.8 million in fiscal 2025 to $0.9 million in fiscal 2026. Gross profit margin increased by 0.3 percentage points from 9.2% in fiscal 2025 to 9.5% in fiscal 2026, due to an increase in average selling price.

Gross profit for intelligent pet products decreased by $0.7 million from $1.8 million in fiscal 2025 to $1.0 million in fiscal 2026, mainly driven by a significant decrease in the sales volume. Gross profit margin decreased by 2.7 percentage points from 27.9% in fiscal 2025 to 25.2% in fiscal 2026, mainly driven by declined average selling price.

Gross profit for climbing hooks and others decreased by $1.9 million from $2.5 million in fiscal 2025 to $0.6 million in fiscal 2026, mainly driven by a significant decrease in the sales volume. Overall gross margin for climbing hooks decreased by 14.7 percentage points from 42.8% in fiscal 2025 to 28.1% in fiscal 2026, mainly due to declined average selling price.

Expenses

	For the Years ended June 30,
	2026	2026	2025	2025	Changes
	Amount	% of total Expense	Amount	% of total Expense	Amount	%
Selling expenses	$2,070,099	$6.6%	$2,094,266	17.7%	$(24,167)	(1.2)%
General and administrative expenses	6,525,340	20.8%	8,383,445	71.0%	(1,858,105)	(22.2)%
Research and development expenses	956,862	3.1%	1,115,108	9.4%	(158,246)	(14.2)%
Loss from disposal of property, plant and equipment	1,368,458	4.4%	227,323	1.9%	1,141,135	502.0%
Impairment of property, plant and equipment	5,301,648	16.9%	-	-%	5,301,648	-%
Impairment of intangible assets	1,169,991	3.7%	-	-%	1,169,991	-%
Impairment of long-term investments	13,965,855	44.5%	-	-%	13,965,855	-%
Total	$31,358,253	$100.0%	$11,820,142	100.0%	$19,538,111	165.3%

Selling expenses. Selling expenses primarily include expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses remained constant at $2.1 million in fiscal 2026 and 2025. As a percentage of sales, our selling expenses were 13.0% and 10.1% of our total revenues in fiscal 2026 and 2025, respectively.

General and administrative expenses. Our general and administrative expenses include employee salaries, welfare and insurance expenses, depreciation and credit loss expenses, as well as consulting expenses. General and administrative expenses decreased by $1.9 million or 22.2% from $8.4 million in fiscal 2025 to $6.5 million in fiscal 2026. The decrease was primarily due to the reduction in office renovation expenses. As a percentage of sales, our general and administrative expenses were 41.1% and 40.5% of our total revenues in fiscal 2026 and 2025, respectively.

Research and development expenses. Our research and development expenses decreased by $0.2 million or 14.2%, from $1.1 million in fiscal 2025 to $1.0 million in fiscal 2026. As a percentage of sales, our research and development expenses were 6.0% and 5.4% of our total revenues in fiscal 2026 and 2025, respectively. We expect research and development expenses to continue to increase as we expand our research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Loss from disposal of property, plant and equipment. For the years ended June 30, 2026 and 2025, we recorded a loss of $1.4 million and $0.2 million from disposal of property, plant and equipment, respectively. These disposal assets are obsolete and underperforming. The disposals are consistent with our ongoing initiative to rationalize our fixed asset base; while these transactions resulted in one-time charges, we expect the resultant reduction in depreciation and operating expenses to contribute positively to margins in the subsequent fiscal year.

Impairment of property, plant and equipment. We review our property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In accordance with ASC 360-10-35, we assess recoverability by comparing the carrying amount of the asset group to the sum of the undiscounted estimated future cash flows we expect to result from the use and eventual disposition of the asset group. With the assistance of an independent third-party valuation firm, the Company performed a quantitative assessment as of June 30, 2026, using a cost approach (replacement cost method). This method is based on the replacement cost of comparable assets at the time of the valuation adjusted for depreciation and economic and functional obsolescence of the asset. The fair value measurement is classified within Level 3 of the fair value hierarchy based on unobservable inputs. The Company believes the estimates are based on reasonable assumptions, but which are inherently uncertain. The primary variables driving the valuation models are the replacement unit costs. Based on this analysis, the Company determined an aggregate impairment charge of $5.3 million on these assets for the year ended June 30, 2026.

Impairment of intangible assets. We review our definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In accordance with ASC 360-10-35, we assess recoverability by comparing the carrying amount of the asset group to the sum of the undiscounted estimated future cash flows we expect to result from the use and eventual disposition of the asset group. The Company estimated the fair value of Meijia’s land use rights as of June 30, 2026, with the assistance of a third-party independent valuation firm, using the benchmark land-price adjustment method, a valuation technique consistent with the market approach. Under this method, published benchmark prices for industrial land in the relevant locality are adjusted for the remaining land-use term and the regional and site-specific characteristics of the subject land. The fair value measurement is classified within Level 3 of the fair value hierarchy because significant adjustments to the benchmark land price are based on unobservable inputs. The Company believes the estimates are based on reasonable assumptions, but which are inherently uncertain. Based on this analysis, we determined an aggregate impairment charge of $1.2 million on certain land use right for the year ended June 30, 2026.

Impairment of long-term investments. We recorded a full impairment loss of $1.1 million for the equity investment in Dogness Network Technology Co., Ltd. (“Dogness Network”), as Dogness Network has been deregistered on April 20, 2026. Furthermore, during the year ended June 30, 2026, we recorded an impairment loss of $12.8 million for the equity investment in Dogness Intelligent Technology Co., Ltd., as we reduced our equity interest in DITC to 6.735%.

Total other (expense) income. Total other (expense) income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties and other income or expenses. Total other expense was $0.01 million in fiscal 2026, as compared to total other income of $0.6 million in fiscal 2025, primarily driven by higher foreign exchange loss.

Income tax benefit. Income tax benefit increased by $0.1 million or 10.1%, from $1.1 million in fiscal 2025 to $1.2 million in fiscal 2026.

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitations on the tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2026. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations.

Net loss. As a result of the foregoing, our net loss increased by $22.5 million or 441.6%, from $5.1 million in fiscal 2025 to $27.6 million in fiscal 2026.

Comparison of Operation Results for the Years Ended June 30, 2025 and 2024

The following table summarizes the results of our operations for the years ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year ended June 30, 2025		For the Year ended June 30, 2024		Changes
	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%
Revenue	20,707,707	100.0%	$14,847,902	100.0%	5,859,805	39.5%
Cost of revenue	15,682,213	75.7%	11,725,188	79.0%	3,957,025	33.7%
Gross profit	5,025,494	24.3%	3,122,714	21.0%	1,902,780	60.9%
Operating expenses
Selling expenses	2,094,266	10.1%	1,129,671	7.6%	964,595	85.4%
General and administrative expenses	8,383,445	40.5%	7,838,024	52.8%	545,421	7.0%
Research and development expense	1,115,108	5.4%	610,439	4.1%	504,669	82.7%
Loss from disposal of property, plant and equipment	227,323	1.1%	1,075,490	7.2%	(848,167)	(78.9)%
Total operating expenses	11,820,142	57.1%	10,653,624	71.8%	1,166,518	10.9%
Loss from operations	(6,794,648)	(32.8)%	(7,530,910)	(50.7)%	736,262	(9.8)%
Other income (expenses)
Interest income (expense), net	80,503	0.4%	(207,410)	(1.4)%	287,913	(138.8)%
Foreign exchange transaction gain	169,105	0.8%	310,860	2.1%	(141,755)	(45.6)%
Other income, net	155,287	0.7%	541,468	3.6%	(386,181)	(71.3)%
Rental income from related parties, net	211,430	1.0%	337,743	2.3%	(126,313)	(37.4)%
Total other income	616,325	3.0%	982,661	6.6%	(366,336)	(37.3)%
Loss before income taxes	(6,178,323)	(29.8)%	(6,548,249)	(44.1)%	369,926	(5.6)%
Income tax benefit	(1,077,086)	(5.2)%	(491,600)	(3.3)%	(585,486)	119.1%
Net loss	(5,101,237)	(24.6)%	$(6,056,649)	(40.8)%	955,412	(15.8)%

Revenue. Revenues increased by $5.9 million, or 39.5%, to $20.7 million in fiscal 2025 from $14.8 million in fiscal 2024. The increase in revenue was primarily attributable to a $4.4 million increase in the revenue of climbing hooks and others and a $1.9 million increase in the revenue of intelligent pet products, offset by a $0.4 million decrease in the revenue of traditional pet products.

Revenue by Product and Service Category

The breakdown of our revenue by product and service category is as follows:

	For the Years ended June 30,
	2025		2024		Changes
Product and service category	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%
Product
Traditional pet products	$8,647,605	41.8%	$9,020,839	60.8%	$(373,234)	(4.1)%
Intelligent pet products	6,298,625	30.4%	4,384,631	29.5%	1,913,994	43.7%
Climbing hooks and others	5,761,477	27.8%	1,355,016	9.1%	4,406,461	325.2%
Total revenue from products	20,707,707	100.0%	14,760,486	99.4%	5,947,221	40.3%

Service
Dyeing services	-	-%	87,416	0.6%	(87,416)	(100.0)%
Total revenue from services	-	-%	87,416	0.6%	(87,416)	(100.0)%
Total	$20,707,707	100.0%	$14,847,902	100.0%	$5,859,805	39.5%

	Total Revenue for the years ended June 30,		Units sold	Units sold	Variance in Units	% of units	Average selling price		Price
Product	2025	2024	in 2025	in 2024	sold	variance	2025	2024	Difference
Traditional pet products	$8,647,605	$9,020,839	15,225,488	15,180,171	45,317	0.3%	$0.57	$0.59	$(0.02)
Intelligent pet products	6,298,625	4,384,631	404,594	250,200	154,394	61.7%	15.57	17.52	(1.95)
Climbing hooks and others	5,761,477	1,355,016	2,596,208	704,069	1,892,139	268.7%	2.22	1.92	0.30
Total	$20,707,707	$14,760,486	18,226,290	16,134,440	2,091,850	13.0%	$1.14	$0.91	$0.23

Traditional pet products

Revenue from traditional pet products decreased by $0.4 million, or 4.1%, from $9.0 million in fiscal 2024 to $8.6 million in fiscal 2025. The decrease was mainly due to a decrease of $0.02 in average selling price in fiscal 2025 compared to fiscal 2024. Among the total revenue decrease, $0.7 million decrease was from sales in Chinese domestic markets, offset by an increase of $0.3 million in international markets.

Intelligent pet products

Revenue from intelligent pet products increased by $1.9 million, or 43.7%, from $4.4 million in fiscal 2024 to $6.3 million in fiscal 2025. The increase was mainly driven by an increase of 61.7% in sales volume in fiscal 2025 compared to fiscal 2024. Among the total revenue increase, $1.2 million increase was from sales to customers in international markets primarily due to the newly acquired customers and $0.7 million was from sales to customers in China domestic market primarily due to increased orders from our current customers.

Climbing hooks and others

Revenue from climbing hooks and others increased by $4.4 million, or 325.2%, from $1.4 million in fiscal 2024 to $5.8 million in fiscal 2025. The increase was mainly driven by increased sales volume and average selling price in fiscal 2025 compared to fiscal 2024. Among the total revenue increase, $2.1 million increase was from sales to customers in international markets and $2.3 million was from sales to customers in China domestic market, primarily due to the increased orders of the climbing hooks from our customers.

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

Sales to related parties

Dogness Network was a related party due to our ownership of 10% of its equity until it was deregistered on April 20, 2026. Dogness Technology Co., Ltd (“Dogness Technology”) was a related party because its legal representative was Junqiang Chen, the relative of our Chief Executive Officer. Mr. Junqiang Chen ceased to be the legal representative on December 31, 2023, and Dogness Technology ceased to be a related party as of such time.

We sold certain intelligent pet products to Dogness Network and Dogness Technology and accordingly reported related party sales an aggregate of $nil and $0.1 million, which accounted for nil and 0.7% of our total revenue in fiscal 2025 and 2024, respectively.

Cost of revenue associated with the sales to these two related parties amounted to $nil and $0.1 million in fiscal 2025 and 2024, respectively.

Revenue by geographic location

The breakdown of our revenue by geographic location is as follows:

	For the Years Ended June 30,
	2025		2024		Changes
Geographic location	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%
Mainland China	$7,086,370	34.2%	$4,784,675	32.2%	$2,301,695	48.1%
United States	4,550,574	22.0%	2,854,965	19.2%	1,695,609	59.4%
Europe	4,051,058	19.6%	2,049,185	13.8%	2,001,873	97.7%
Japan and other Asian countries and regions	3,855,129	18.6%	4,058,240	27.3%	(203,111)	(5.0)%
Australia	228,462	1.1%	421,673	2.8%	(193,211)	(45.8)%
Canada	530,302	2.6%	350,296	2.4%	180,006	51.4%
Central and South America	405,812	1.9%	328,868	2.3%	76,944	23.4%
Total	$20,707,707	100.0%	$14,847,902	100.0%	$5,859,805	39.5%

International sales product and service category

The breakdown of sales by product and service category in international markets is as follows:

	For the Years ended June 30,
	2025		2024		Changes
Product and service category	Amount	% of total International Revenue	Amount	% of total International Revenue	Amount	%
Traditional pet products	$7,237,588	53.1%	$6,942,938	69.0%	$294,650	4.2%
Intelligent pet products	3,561,490	26.1%	2,364,143	23.5%	1,197,347	50.6%
Climbing hooks and others	2,822,259	20.8%	756,146	7.5%	2,066,113	273.2%
Total	$13,621,337	100.0%	$10,063,227	100.0%	$3,558,110	35.4%

Our total sales in international markets increased by $3.6 million, or 35.4%, from $10.1 million in fiscal 2024 to $13.6 million in fiscal 2025 due to a significant increase in international sales orders.

We had increases in sales for all product types in fiscal 2025 as compared to fiscal 2024 in international markets. International sales of our traditional pet products, intelligent pet products, and climbing hooks increased by 4.2%, 50.6%, and 273.2%, respectively.

Domestic sales by product and service category

The breakdown of sales by product and service category in China domestic market is as follows:

	For the Years ended June 30,
	2025		2024		Changes
Product and service category	Amount	% of total China domestic Revenue	Amount	% of total China domestic Revenue	Amount	%
Traditional pet products	$1,410,017	19.9%	$2,077,901	43.4%	$(667,884)	(32.1)%
Intelligent pet products	2,737,135	38.6%	2,020,488	42.2%	716,647	35.5%
Climbing hooks and others	2,939,218	41.5%	598,870	12.5%	2,340,348	390.8%
Dyeing services	-	-%	87,416	1.9%	(87,416)	(100.0)%
Total	$7,086,370	100.0%	$4,784,675	100.0%	$2,301,695	48.1%

Our domestic sales increased by $2.3 million or 48.1%, from $4.8 million in fiscal 2024 to $7.1 million in fiscal 2025. The increase in our domestic market sales is due to a significant increase in intelligent pet products and climbing hooks and others.

Our domestic sales of intelligent pet products and climbing hooks and others, increased by 35.5% and 390.8%, respectively, while domestic sales of traditional pet products decreased by 32.1%. We did not provide dyeing services in fiscal 2025.

Cost of revenue

Our cost of revenue increased by $4.0 million or 33.7%, from $11.7 million in fiscal 2024 to $15.7 million in fiscal 2025, due to a significant increase in sales volume. As a percentage of revenues, the cost of revenues decreased by 3.3 percentage points, decreasing to 75.7% in fiscal 2025 from 79.0% in fiscal 2024.

Gross profit

Our gross profit increased by $1.9 million or 60.9%, from $3.1 million in fiscal 2024 to $5.0 million in fiscal 2025, primarily attributable to the increase in sales volume and improved operational efficiency. Overall gross profit margin was 24.3% in fiscal 2025, an increase of 3.3 percentage points, as compared to 21.0% in fiscal 2024.

Gross profit by products and services category

The breakdown of gross profit by product and service category is as follows:

	For the Years ended June 30,
	2025		2024		Changes
Product and service category	Amount	Gross profit %	Amount	Gross profit %	Amount	Gross profit Pct. Pt.
Traditional pet products	$798,157	9.2%	$1,439,101	16.0%	$(640,944)	(6.8	)pct.
Intelligent pet products	1,759,721	27.9%	1,241,599	28.3%	518,122	(0.4	)pct.
Climbing hooks and others	2,467,616	42.8%	473,338	34.9%	1,994,278	7.9	pct.
Total gross profit from products	5,025,494	24.3%	3,154,038	21.4%	1,871,456	2.9	pct.
Service
Dyeing services	-	-%	(31,324)	(35.8)%	31,324	35.8	pct.
Total	$5,025,494	24.3%	$3,122,714	21.0%	$1,902,780	3.3	pct.

Gross profit for traditional pet products decreased by $0.6 million from $1.4 million in fiscal 2024 to $0.8 million in fiscal 2025. Gross profit margin decreased by 6.8 percentage points from 16.0% in fiscal 2024 to 9.2% in fiscal 2025 due to an increase in unit cost and a decrease in average selling price.

Gross profit for intelligent pet products increased by $0.5 million from $1.2 million in fiscal 2024 to $1.8 million in fiscal 2025, mainly driven by a 61.7% increase in the sales volume. Gross profit margin decreased by 0.4 percentage point from 28.3% in fiscal 2024 to 27.9% in fiscal 2025, mainly driven by decrease in average selling price.

Gross profit for climbing hooks and others increased by $2.0 million from $0.5 million in fiscal 2024 to $2.5 million in fiscal 2025, mainly driven by a 268.7% increase in the sales volume. Overall gross margin for climbing hooks increased by 7.9 percentage points from 34.9% in fiscal 2024 to 42.8% in fiscal 2025, mainly due to increase in average selling price.

Expenses

	For the Years ended June 30,
	2025	2025	2024	2024	Changes
	Amount	% of total Expense	Amount	% of total Expense	Amount	%
Selling expenses	$2,094,266	$17.7%	$1,129,671	10.6%	$964,595	85.4%
General and administrative expenses	8,383,445	71.0%	7,838,024	73.6%	545,421	7.0%
Research and development expenses	1,115,108	9.4%	610,439	5.7%	504,669	82.7%
Loss from disposal of property, plant and equipment	227,323	1.9%	1,075,490	10.1%	(848,167)	(78.9)%
Total	$11,820,142	$100.0%	$10,653,624	100.0%	$1,166,518	10.9%

Selling expenses. Selling expenses primarily include expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses increased by $1.0 million, or 85.4%, from $1.1 million in fiscal 2024 to $2.1 million in fiscal 2025. The increase was primarily attributable to the increase of advertising fees and entertainment fees in fiscal 2025. As a percentage of sales, our selling expenses were 10.1% and 7.6% of our total revenues in fiscal 2025 and 2024, respectively.

General and administrative expenses. Our general and administrative expenses include employee salaries, welfare and insurance expenses, depreciation and credit losses, as well as consulting expenses. General and administrative expenses increased by $0.5 million or 7.0% from $7.8 million in fiscal 2024 to $8.4 million in fiscal 2025. The increase was mainly due to the renovation expenses incurred at our new office in Dongguan, offset by less share-based compensation and credit losses. As a percentage of sales, our general and administrative expenses were 40.5% and 52.8% of our total revenues in fiscal 2025 and 2024, respectively.

Research and development expenses. Our research and development expenses increased by $0.5 million or 82.7%, from $0.6 million in fiscal 2024 to $1.1 million in fiscal 2025. As a percentage of sales, our research and development expenses were 5.4% and 4.1% of our total revenues in fiscal 2025 and 2024, respectively, driven by more research and development activities. We expect research and development expenses to continue to increase as we expand our research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Loss from disposal of property, plant and equipment. For the years ended June 30, 2025 and 2024, we recorded a loss of $0.2 million and $1.1 million from disposal of property, plant and equipment, respectively. These disposal assets are obsolete and underperforming. The disposals are consistent with our ongoing initiative to rationalize our fixed asset base; while these transactions resulted in one-time charges, we expect the resultant reduction in depreciation and operating expenses to contribute positively to margins in the subsequent fiscal year.

Total other income. Total other income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties and other income or expenses. Total other income decreased by $0.4 million or 37.3%, from $1.0 million in fiscal 2024 to $0.6 million in fiscal 2025. The decrease was mainly attributable to a decrease of $0.4 million in other income.

Income tax benefit. Income tax benefit increased by $0.6 million or 119.1%, from $0.5 million in fiscal 2024 to $1.1 million in fiscal 2025.

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitations on the tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2025. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations.

Net loss. As a result of the foregoing, our net loss decreased by $1.0 million or 15.8%, from $6.1 million in fiscal 2024 to $5.1 million in fiscal 2025.

Impact of Foreign Currency Fluctuations

Although all our raw material and production costs and expenses were denominated in RMB, a part of our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 68.4%, 65.8% and 67.8% of our revenue for the years ended June 30, 2026, 2025 and 2024, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenue contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

Foreign currency translation adjustments amounted to a gain of $4.6 million and $1.1 million in fiscal 2026 and 2025, respectively, and a loss of $0.2 million in fiscal 2024. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of comprehensive loss. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	June 30, 2026	June 30, 2025	June 30, 2024
Year-end spot rate	$1=RMB6.7851	$1=RMB7.1636	$1=RMB7.2672
Average rate	$1=RMB6.9940	$1=RMB7.2143	$1=RMB7.2248

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

B.	Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended June 30,
	2026	2025	2024
Net cash (used in) provided by operating activities	$(2,251,071)	$1,132,476	$813,826
Net cash (used in) provided by investing activities	(5,638,790)	312,252	(3,444,863)
Net cash (used in) provided by financing activities	(576,662)	4,403,262	5,213,839
Effect of exchange rate change on cash, cash equivalents and restricted cash	469,067	27,061	(109,676)
Net (decrease) increase in cash, cash equivalents and restricted cash	(7,997,456)	5,875,051	2,473,126
Cash, cash equivalents and restricted cash, beginning of year	12,831,485	6,956,434	4,483,308
Cash, cash equivalents and restricted cash, end of year	$4,834,029	$12,831,485	$6,956,434

Operating Activities

Net cash used in operating activities was $2.3 million in fiscal 2026, primarily consisting of a net loss of $27.6 million, adjusted for non-cash items of $25.9 million (including impairment of long-term investment of $14.0 million, impairment of property, plant and equipment of $5.3 million, depreciation and amortization of $2.7 million, loss from disposition of property, plant and equipment of $1.4 million, impairment of intangible assets of $1.2 million and amortization of operating lease right of use assets of $1.0 million), and net cash used for changes in working capital $0.6 million. The net cash used for changes in working capital mainly includes decrease of $0.5 million in taxes payable, increase of $0.2 million in accounts receivable (including related parties), decrease of $0.1 million in lease liabilities and decrease of $0.1 million in accrued expenses and other liabilities, offset by decrease of $0.3 million in inventories and increase of $0.2 million in accounts payable (including related parties).

Net cash provided by operating activities was $1.1 million in fiscal 2025, primarily consisting of a net loss of $5.1 million, adjusted for non-cash items of $3.9 million (including depreciation and amortization of $2.8 million, amortization of operating lease right of use assets of $0.7 million and inventories reserve of $0.7 million), and net cash provided by changes in working capital $2.3 million. The net cash provided by changes in working capital mainly includes decrease of $1.8 million in accounts receivable (including related parties), decrease of $0.5 million in prepayments and other assets (including related parties) and increase of $0.4 million in lease liabilities, offset by decrease of $0.5 million in taxes payable.

Net cash provided by operating activities was $0.8 million in fiscal 2024, primarily consisting of a net loss of $6.1 million, adjusted for non-cash items of $6.1 million (including depreciation and amortization of $2.8 million, amortization of operating lease right of use assets of $1.2 million, share based compensation for services of $1.1 million and loss from disposition of property, plant and equipment of $1.1 million), and net cash provided by changes in working capital $0.8 million. The net cash provided by changes in working capital mainly includes increase of $0.4 million in accrued expenses and other liabilities, increase of $0.4 million in accounts payable, increase of $0.4 million in lease liabilities and decrease of $0.3 million in prepayments and other current assets (including related parties), offset by increase of $0.4 million in inventories and increase of $0.4 million in accounts receivable (including related parties).

Investing Activities

Net cash used in investing activities was $5.6 million in fiscal 2026, primarily due to the purchase of property, plant and equipment of $5.6 million to improve our operations.

Net cash provided by investing activities was $0.3 million in fiscal 2025, primarily due to $1.9 million received from disposition of property, plant and equipment, offset by the spending of $1.6 million on our construction projects for improvement of our manufacturing facilities.

Net cash used in investing activities was $3.4 million in fiscal 2024, primarily due to the spending of $3.5 million on our construction projects for improvement of our manufacturing facilities and warehouse and purchased machinery and equipment.

Financing Activities

Net cash used in financing activities was $0.6 million in fiscal 2026, primarily consisting of net repayments of bank loan of $0.6 million, offset by proceeds from related-party loans of $0.1 million.

Net cash provided by financing activities was $4.4 million in fiscal 2025. During fiscal 2025, we had net proceeds from private placement of $5.9 million, offset by net repayment of bank loans of $1.0 million and net repayment of related parties of $0.5 million.

Net cash provided by financing activities was $5.2 million in fiscal 2024. During fiscal 2024, we had net proceeds from private placement of $4.9 million, net proceeds from related parties of $0.4 million and proceeds from exercise of warrants of $0.3 million, offset by net repayment of bank loans of $0.5 million.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2026:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$16,251,349	$1,310,523	$2,299,566	$2,549,902	$10,091,358
Bank loan (2)	3,622,645	3,169,590	453,055	-	-
Capital injection obligation (3)	46,343	46,343	-	-	-
Capital expenditures on Dongguan Dogness (4)	320,396	320,396	-	-	-
Total	$20,240,733	$4,846,852	$2,752,621	$2,549,902	$10,091,358

(1)	The Company had various outstanding non-cancellable operating lease agreements.

(2)	As of June 30, 2026, the Company had a loan balance of $3.6 million (RMB24.6 million) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with different effective interest rate.

(3)	The Company is obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of June 30, 2026, future registered capital contribution commitments for Meijia were $0.05 million (RMB0.3 million). Subsequently to June 30, 2026, we have made the remaining additional capital contribution of $0.05 million (RMB0.3 million) to Meijia in full.

(4)	Dongguan Dogness had a leasehold improvement comprising (i) executive accommodation facilities and (ii) research and development center infrastructure. The total budget is $6.7 million (RMB45.6 million). As of June 30, 2026, the Company has made total payments of $6.4 million (RMB43.5 million) in connection with this project, which resulted in future minimum capital expenditure payments of $0.3 million (RMB2.1 million), the Company plans to pay remaining payments in twelve months after June 30, 2026.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2026, 2025 and 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Overview” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with US GAAP we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Below is a summary of the critical accounting estimates used in the preparation of our consolidated financial statements. A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our consolidated financial statements included in this Annual Report.

Valuation of Inventories

Inventories are stated at the lower of cost or net realizable value. We establish a reserve for excess and slow-moving inventory we expect to write off or sell below cost as liquidations based on historical trends, which considers factors such as the age of the inventory and sell through rate for a particular item. Estimates are made to reduce the inventory value for lost, stolen, damaged, or liquidated items to net realizable value. If actual experience differs significantly from our estimates due to changes in client merchandise preferences, client demand, or economic conditions, additional inventory write-downs may be required which could adversely affect our operating results. For the years ended June 30, 2026, 2025, and 2024, we recognized inventory reserve charge of $900,549, $681,884 and $nil, respectively, due to inventory obsolescence.

Impairment of Long-term Investments

We evaluate these investments for other-than-temporary impairment by considering factors including current economic and market conditions, the operating performance of the investees, including earnings trends and cash flow expectations, and other entity-specific information and observable price changes in orderly transactions for the identical or similar investment of the same investee. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. These judgments are inherently subjective and may be affected by assumptions regarding the investee’s financial performance, future cash flows, and overall market conditions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. For the years ended June 30, 2026, 2025, and 2024, we recognized impairment on long-term investments in the amount of $14.0 million, $nil and $nil, respectively.

Long-lived Assets Impairment

We review long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. No impairment was recorded for the years ended June 30, 2025 and 2024.

However, for the year ended June 30, 2026, we identified several triggering events indicating that the carrying value of our property, plant and equipment and intangible assets may exceed their fair value. These indicators included continued operating losses. We performed a quantitative assessment as of June 30, 2026, to determine the fair value of our long-lived assets. With the assistance of an independent third-party valuation firm, fair value was determined primarily using cost approach (replacement cost method) and benchmark land-price adjustment method, a valuation technique consistent with the market approach. Based on this analysis, we determined that the carrying values of certain property, plant and equipment and intangible assets were no longer recoverable. As a result, an aggregate impairment charge of $6.5 million was recorded on these property, plant and equipment and intangible assets for the year ended June 30, 2026. The fair value measurement is classified within Level 3 of the fair value hierarchy based on unobservable inputs. The Company believes the estimates are based on reasonable assumptions, but which are inherently uncertain. Given the subjectivity inherent in these adjustments, changes in these underlying assumptions could materially affect our fair value determinations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Silong Chen	45	Chief Executive Officer and Director
Aihua Cao	58	Chief Financial Officer and Director
Qingshen Liu	54	Independent Director
Zhiqiang Shao	53	Independent Director (Audit Committee Chair)
Changqing Shi	45	Independent Director

The business address of all such senior management and directors is Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217.

Silong Chen, Chief Executive Officer

Director since 2017

Mr. Chen serves as our Chief Executive Officer and Chairman of our Board of Directors. Mr. Chen founded our Chinese subsidiary in 2003 and has more than 20 years of experience in the pet products industry. Mr. Chen created the brand Dogness in 2008. Since 2017, Mr. Chen has served as the executive director of the Guangdong Province Economic Research Institute. We have chosen Mr. Chen to serve as a director because of his expertise and experience in the pet supply industry.

Aihua Cao, Chief Financial Officer

Director since 2023

Mrs. Cao serves as our Chief Financial Officer. Prior to this position, Mrs. Cao served as the Finance and Accounting Manager of the Company since 2015. Mrs. Cao has more than 30 years of experience in financing and accounting, and is specialized in financial system construction, financial investment, business analysis, tax planning, and cost control. Mrs. Cao received her bachelor’s degree from Hunan University of Finance and Economics in 1991. We have chosen Mrs. Cao to serve as a director because of her experience with financial matters and her knowledge of our company’s operations.

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

Silong Chen

On May 28, 2017, we entered into a written employment agreement with Mr. Chen. Under the terms of Mr. Chen’s employment agreement, he was entitled to base compensation of $10,000 per month. On August 31, 2026, upon the recommendation of the Compensation Committee, the Board of Directors approved an amendment to Mr. Chen’s employment agreement to reflect a voluntary reduction in his monthly base compensation from $10,000 to $5,000, effective September 1, 2026. As the part of the compensation, the Company agrees to grant Mr. Chen options to purchase up to 18,000 Class A common shares, at an exercise price of $30.0 per share. The grant was effective at the IPO date and the options vest at a rate of 500 per month, beginning one month following completion of the IPO. On October 31, 2019, Mr. Silong Chen voluntarily waived the remaining unvested 7,000 options. As a result, Mr. Chen holds a total of 11,000 vested options, all of which were not exercised and have expired. On January 26, 2023, the Board adopted resolutions to grant incentive stock options for a total of 75,000 Class A common shares and to issue a total of 75,000 Class A common shares to Mr. Silong Chen, the Chief Executive Officer of the Company, as part of his annual compensation under the 2018 Stock Incentive Plan. These options and shares were to be granted or issued in three equal installments on January 26 of each of 2023, 2024, and 2025. On January 26, 2023, the Company issued 25,000 Class A common shares to Mr. Chen as the first tranche of the salary shares and further issued 50,000 Class A common shares on March 7, 2025. Mr. Chen’s employment agreement has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

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

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2026, 2025 and 2024 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of each of June 30, 2026, 2025 and 2024, we had five (5) directors. Other than Qingshen Liu, who received approximately $4,285, $4,140 and $8,000 for services in fiscal 2026, 2025 and 2024; Changqing Shi, who received approximately $4,285, $4,140 and $9,000 for services in fiscal 2026, 2025 and 2024 and Zhiqiang Shao received approximately $1,2000, $9,930 and $0 for services in fiscal 2026, 2025 and 2024, none of the Non-Employee Directors received any compensation in fiscal year 2026, 2025 and 2024, and Mr. Silong Chen and Aihua Cao did not receive any compensation other than as employees of our company.

Non-Employee Directors

We pay our independent directors an annual cash retainer to be determined from time to time by our board of directors depending on the committee responsibilities of the director. We may also provide stock option equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries will provide benefits to directors upon termination of appointment.

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

We shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to our Articles of Association. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such Indemnified Person shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the company (without interest) by the Indemnified Person.

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

D. Employees

As of September 30, 2026, we employed a total of 186 full-time and 0 part-time employees. As of June 30, 2026, we employed a total of 176 full-time and 0 part-time employees. As of June 30, 2025, we employed a total of 189 full-time and 23 part-time employees. As of June 30, 2024, we employed a total of 197 full-time and 42 part-time employees.

Department	June 30, 2026	June 30, 2025	June 30, 2024
Senior Management	5	7	8
Human Resources & Administration	7	7	9
Finance	9	9	9
Research & Development	12	12	12
Production & Procurement (full time)	135	143	146
Production & Procurement (part time)	0	23	42
Sales & Marketing	8	11	13
Total	176	212	239

All of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2026, we contributed in aggregate of approximately $397,000 to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2025, we contributed in aggregate of approximately $445,000 to the employee benefit plans and social insurance but did not provide housing funds. In fiscal 2024, we contributed in aggregate of approximately $370,000 to the employee benefit plans and social insurance but did not provide housing funds. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting, and this has not been so fixed as of the date of this report. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Description of Authorized Shares

Dogness is a British Virgin Islands business company limited by shares and our affairs are governed by our Memorandum and Articles of Association, and the BVI Business Companies Act (As Revised). We were registered with company number 1918432. As set forth in clause 5 of our Memorandum of Association, the objects for which our Company is established are unrestricted.

As of the date of this report, our company is authorized to issue an unlimited number of authorized Class A Common Shares and Class B Common Shares with no par value per share, of which 8,551,658 Class A Common Shares are issued and outstanding, and 9,069,000 authorized Class B Common Shares are issued and outstanding as of September 30, 2026. Mr. Chen, through Fine victory holding company Limited, is the only holder of Class B Common Shares. Our Class B Common Shares have ten votes per share, and our Class A Common Shares have one vote per share; however, Class A and Class B Common Shares have identical economic rights.

The following are summaries of the material provisions of our Memorandum and Articles of Association, insofar as they relate to the material terms of our Common Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to this report.

Share and Share Options

Incentive Securities Pool

We have established a pool for shares and options for our employees that contain shares and options to purchase our Class A Common Shares equal to ten percent (10%) of the number of Common Shares (including both Class A and B Common Shares) issued and outstanding at the conclusion of our initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, we may grant options in any percentage determined for a particular grant. We may grant the award of options to existing employees, officers and consultants. We may also grant the award of restricted stock as a hiring incentive to employees, officers and directors and to non-employee directors on an ongoing basis. The Board approved a total grant of 75,000 Class A common shares to Mr. Silong Chen, the Company’s Chief Executive Officer, as part of his annual compensation, to be issued in three equal installments on January 26, 2023, 2024, and 2025. As of the date of this report, all 75,000 shares have been issued, consisting of 25,000 Class A common shares issued on January 26, 2023 and the remaining 50,000 Class A common shares issued on March 7, 2025.

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

Common Shares

General

All of our outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Common Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares. As of the date of this report, we have (a) 9,069,000 Class B Common shares and (b) 8,551,658 Class A Common Shares issued and outstanding.

Distributions

The holders of our Class A and Class B Common Shares are entitled to an equal share in such dividends or distributions as may be declared by our board of directors subject to the BVI Business Companies Act (As Revised).

Conversion of Class B Common Shares

Class B Common Shares may be converted at the request of the shareholder into Class A Common Shares at any time. At the Company’s annual meeting of shareholders held on March 27, 2026, shareholders approved an amendment to increase the number of Class A Common Shares into which each Class B Common Share is convertible from one-twentieth (1/20) to one (1) (the “Class B Variation”). As a result, each Class B Common Share is now convertible into one Class A Common Share. Class A Common Shares are not convertible into Class B Common Shares. In addition, Class B Common Shares automatically and immediately convert into the same number of Class A Common Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Common Shares by the holder thereof or an affiliate of such holder or the direct or indirect transfer, assignment or disposition of the voting power attached to such number of Class B Common Shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder. In the event Silong Chen directly or indirectly owns less than 453,450 Class B Common Shares, all remaining Class B Common Shares will automatically be converted into Class A Common Shares.

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

Our company’s management is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A 3 business days’ notice of a meeting of directors must be given, save that a meeting of directors held on less notice is valid if a majority of the directors entitled to vote at the meeting have waived the notice of the meeting, and for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (unless he objects in writing before the meeting proceeds to business). At any meeting of directors, a quorum will be present if not less than one-third of the total number of directors is present in person or by alternate, with a minimum of two (2). If a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved. If a quorum is present, a resolution of directors is passed if it is approved by a majority of the votes cast by directors who are present in person or by alternate at the meeting and entitled to vote on the resolution.

Our Memorandum and Articles of Association require that holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon, and the same proportion of the votes of the remaining shares entitled to vote thereon, appear at any meeting of shareholders to constitute a quorum. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall, at the discretion of the chairman, stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the chairman may determine. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the members present shall be a quorum, provided such members represent at least one-third (1/3) of the voting rights of the shares. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. The directors may appoint any person to act as chairman of a meeting of members, or if the directors do not make such appointment, the Chairman of the Board shall preside as the chairman. If there is no such chairman, or if he is not present within fifteen minutes after the time appointed for the meeting, or is unwilling to act, the directors present shall elect one of their number to be the chairman, or if no director is willing to act or present, the members present shall choose one of their number to be the chairman.

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

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that: (i) authorize our directors to issue additional shares, as the unissued shares of the Company are at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration (being not less than par value, if any), and upon such terms and conditions as the directors may determine; and (ii) permit our directors to refuse or delay the registration of share transfers. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

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

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting. Our Memorandum and Articles of Association permit shareholders to act by written consent.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Common Shares as of September 30, 2026 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 8,551,658 Class A Common Shares and 9,069,000 Class B Common Shares outstanding as of September 30, 2026. Class B Common Shares may be converted at the request of the shareholder into an equal number of Class A Common Shares at any time. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of September 30, 2026, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217. As of the date of the report, we have approximately 8 shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our Common Shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of Voting
	Number	Percent	Power (2)
Named Executive Officers and Directors:
Silong Chen(3)	9,219,000	52.10%	91.46%
Zhiqiang Shao	0	0%	-
Changqing Shi	0	0%	-
Qingshen Liu	0	0%	-
Aihua Cao	0	0%
5% or Greater Shareholders
Fine victory holding company Limited	9,069,000	51.47%	91.38%
Ming Kai Trading International Limited(4)	3,050,000	17.31%	3.07%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent Class A and Class B Common Shares and granted options to the extent such options will be vested within 60 days after September 30, 2026.

(2)	Class A Common Shares have one vote per share. Class B Common Shares have ten votes per share.

(3)	Consists of (i) 9,069,000 Class B Common Shares held by Fine Victory Holding Company Limited, of which Silong Chen may be deemed to have voting and dispositive power; (ii) 75,000 Class A Common Shares; and (iii) vested options to purchase 75,000 Class A Common Shares. Due to his ownership of all outstanding Class B Common Shares (which have ten votes per share rather than one vote like Class A Common Shares), Mr. Silong Chen has substantial control over Dogness.

(4)	Consists of 3,050,000 Class A Common Shares issued on August 13, 2026 upon the exercise for cash of warrants originally issued by the Company as consideration for the acquisition of an equity interest in Dogness Intelligent Technology Co., Ltd. (“DITC”) under the Share Acquisition Agreement dated May 17, 2025, as amended by Amendment No. 1 thereto dated August 6, 2026, and pursuant to the Warrant Inducement and Exercise Letter Agreement dated August 6, 2026. Mr. Fuxing Yang, the sole shareholder and sole director of Ming Kai Trading International Limited, has voting and dispositive power over the shares held by Ming Kai Trading International Limited. The address of Ming Kai Trading International Limited and Mr. Fuxing Yang is Room 06, Block A, 23/F, Hoover Industrial Building, 26-38 Kwai Cheong Road, Kwai Chung, New Territories, Hong Kong.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since July 1, 2023, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party. The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee - 13% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 10% of the ownership (deregistered on April 20, 2026)
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen (Junqiang Chen ceased to be the legal representative on December 31, 2023, and Dogness Technology ceased to be a related party as of such time)

(1) Due from a related party

Amount due from a related party consists primarily of rental receivables from the following:

	As of	As of
	June 30, 2026	June 30, 2025
Linsun	$135,434	$108,387

(2) Due to a related party

Amount due to a related party consists of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Mr. Silong Chen	$101,873	$32,171

Mr. Silong Chen periodically provides working capital advances to support the Company’s operations as needed. These advances are non-interest bearing and repayable on demand.

(3) Loan guarantee provided by related parties

In connection with the Company’s bank loans, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide a guarantee for the Company’s bank loans. (see Note 10).

(4) Revenue from related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
	2026	2025	2024
Dogness Network	$-	$-	$52,830
Dogness Technology	-	-	48,625
Total	$-	$-	$101,455

Cost of revenue associated with the sales to these related parties amounted to $nil, $nil and $82,955 for the years ended June 30, 2026, 2025 and 2024, respectively.

(5) Accounts receivable - related party

Accounts receivable - related party consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Dogness Network	$-	$12,135

As of June 30, 2025, the outstanding accounts receivable from Dogness Network amounted to $12,135 (RMB86,924). For the year ended June 30, 2026, the Company collected $3,055 (RMB20,723) and the remaining receivable of $9,758 (RMB66,201) was fully impaired and written off as of June 30, 2026, due to reregistration of Dogness Network.

(6) Account payable - related party

Account payable - related party consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Linsun	$11,834	$22,663

(7) Purchase from related party

During the years ended June 30, 2026, 2025 and 2024, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $113,117, $253,310 and $288,791 for the years ended June 30, 2026, 2025 and 2024, respectively.

(8) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the years ended June 30, 2026, 2025 and 2024, the Company recorded rental income of $576,506, $524,123 and $477,121 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to approximately $1,700. For the year ended June 30, 2024, the Company recorded rental income of $1,660 from leasing the manufacturing facilities to Dogness Technology, of which $830 was recorded in rental income from related parties. Dogness Technology ceased to be a related party after December 31, 2023.

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

Subject to the memorandum and articles of association of the company, the directors of a British Virgin Islands business company may, by resolution of directors, authorize a distribution by the company to members at such time and of such an amount, as the directors think fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test. A company satisfies the solvency test if (a) the value of the company’s assets exceeds its liabilities, and (b) the company is able to pay its debts as they fall due. The resolution of the directors must contain a statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the solvency test.

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

B. Significant Changes

Except as disclosed under “Item 10.C—Material Contracts” and Note 19 to our consolidated financial statements,we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and listing details

We completed our initial public offering on December 18, 2017, and our Class A Common Shares began trading on December 20, 2017. Our Class A Common Shares trade under the trading symbol “DOGZ” on the Nasdaq Capital Market.

As of September 30, 2026, there were 7 holders of record of our Class A Common Shares. This excludes our Class A Common Shares owned by shareholders holding Class A Common Shares under nominee security position listings. On September 29, 2026, the last reported trading price of our Class A Common Shares as reported on the Nasdaq Capital Market was $0.88 per common share.

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

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material under the heading “Description of Share Capital” in our Registration Statement on Form F-1, File No. 333-220547, originally filed with the SEC on September 20, 2017, as amended, and the form of our Fourth Amended and Restated Memorandum and Articles of Association, furnished as Exhibit 3.1 to our Report on Form 6-K furnished to the SEC on February 17, 2026.

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

On June 1, 2022, the Company and certain institutional investors entered into a securities purchase agreement for a registered direct offering of approximately $12 million of Class A common shares and warrants at a price of $3.30 per unit. The Company will issue an aggregate of 3,636,365 Class A common shares and warrants to purchase an aggregate of 2,181,819 Class A common shares to the investors. The aggregate gross proceeds from the sale of the securities, before deducting fees payable to the placement agent and other estimated offering expenses payable by the Company were approximately $12 million. This amount does not include any proceeds from the exercise of the warrants being offered.

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

On May 17, 2025, the Company entered into a share acquisition agreement to acquire a 19.5% equity interest in Dogness Intelligent Technology Co., Ltd. (“DITC”) from a DITC shareholder in exchange for Dogness’s Class A Common Shares and warrants to purchase Class A Common Shares. Pursuant to the share acquisition agreement, the Company agreed to acquire 19.5% of DITC’s equity in return for (a) 250,000 Class A Common Shares, (b) 1,550,000 pre-funded warrants to purchase Class A Common Shares and (c) up to 2,000,000 maximum eligibility warrants to purchase Class A Common Shares. On August 6, 2026, the Company entered into Amendment No. 1 to the Share Acquisition Agreement and a related Warrant Inducement and Exercise Letter Agreement, pursuant to which (i) the equity interest in DITC to be acquired was reduced from 19.5% to 6.735%, (ii) the transfer of such equity interest is required to be completed by November 6, 2026, (iii) the beneficial ownership limitation and 61-calendar-day waiting period on the warrants were waived to permit full exercise, and (iv) the Class A Common Shares issued upon exercise are subject to a lock-up ending nine (9) months after transfer and registration of the acquired equity interest.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended June 30, 2026, and we do not expect to be a PFIC for our current taxable year ending June 30, 2027. However, PFIC status is a factual determination made annually that cannot be made until the close of the applicable taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Information Reporting and Backup Withholding

Dividend payments with respect to our Common Shares and proceeds from the sale, exchange or redemption of our Common Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

In the year ended June 30, 2026, we had approximately $3.6 million in outstanding bank loans, with weighted average annual interest rates of 3.76%. As of June 30, 2026, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit/loss attributable to equity owners of our company would have been approximately RMB0.3 million ($0.03 million) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

Foreign Exchange Risk

Our foreign currency translation adjustments amounted to a gain of $4.6 million and $1.1 million in fiscal 2026 and 2025, respectively, and a loss of $0.2 million in fiscal 2024. Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 0.22% in fiscal 2024, appreciated by 1.43% in fiscal 2025 and further appreciated by 5.28% in fiscal 2026. We will continue to monitor exposure to currency fluctuations.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollars may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Common Shares in U.S. dollars in the future. See “Operating and Financial Review and Prospects— Impact of Foreign Currency Fluctuations.”

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

A.	Not applicable.

B.	In October 2022, shareholders approved an amendment to the Company’s Memorandum and Articles of Association increasing the voting rights of each Class B Common Share from three (3) to ten (10) votes, which was reflected in the Memorandum and Articles of Association amended and restated on November 1, 2022.At the annual meeting of shareholders held on March 27, 2026, shareholders approved an amendment increasing the number of Class A Common Shares into which each Class B Common Share is convertible from one-twentieth (1/20) to one (1), subject to adjustment for any subsequent subdivision or combination of the Class A Common Shares not matched by a corresponding change to the Class B Common Shares. As a result, the 9,069,000 outstanding Class B Common Shares, which continue to carry ten (10) votes each, are convertible into 9,069,000 Class A Common Shares rather than 453,450, increasing the potential dilution to holders of our Class A Common Shares.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

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

As of June 30, 2026, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026. Based on the assessment, management determined that, as of June 30, 2026, our internal control over financial reporting was not effective as we did not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedures.

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

The Company also plans to take additional steps to strengthen our internal control over financial reporting, including training of the current accounting personnel regarding U.S. GAAP and SEC reporting regulations; establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

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

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is incorporated by reference as Exhibit 11.1 to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.dognesspet.com.

Item 16C. Principal Accountant Fees and Services

Audit Alliance LLP served as the Company’s independent registered public accounting firm for fiscal 2024 and fiscal 2025. On January 14, 2026, the Company’s audit committee and board of directors dismissed Audit Alliance LLP and appointed Assentsure PAC as the Company’s independent registered public accounting firm for fiscal 2026.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year 2026, Assentsure PAC’s audit fees were $168,000.

During fiscal year 2025, Audit Alliance LLP’s audit fees were $168,000.

Audit Related Fees

During fiscal year 2026, Assentsure PAC’s audit-related fees were $10,500.

During fiscal year 2025, Audit Alliance LLP’s audit-related fees were $25,200.

Tax Fees

During fiscal year 2026, Assentsure PAC’s tax fees were $0.

During fiscal year 2025, Audit Alliance LLP’s tax fees were $0.

All Other Fees

During fiscal year 2026, Assentsure PAC’s other fees were $42,000.

During fiscal year 2025, Audit Alliance LLP’s other fees were $42,000.

Audit Committee Pre-Approval Policies

Before Audit Alliance LLP and Assentsure PAC were engaged by the Company to render audit or non-audit services, the engagements were approved by the Company’s audit committee. All services rendered by Audit Alliance LLP and Assentsure PAC have been approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2026 that were attributed to work performed by persons other than Assentsure PAC’s full-time permanent employees was less than 5%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2026.

Item 16F. Change in Registrant’s Certifying Accountant

On January 14, 2026, the audit committee and board of directors of the Company approved the dismissal of Audit Alliance LLP as the Company’s independent registered public accounting firm and the appointment of Assentsure PAC as the Company’s independent registered public accounting firm. Audit Alliance LLP served as the Company’s independent registered public accounting firm for the fiscal years ended June 30, 2022 through June 30, 2025. The audit reports of Audit Alliance LLP on the Company’s consolidated financial statements for the fiscal years ended June 30, 2025 and June 30, 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended June 30, 2025 and June 30, 2024 and in the subsequent interim period through January 14, 2026, there were no disagreements between the Company and Audit Alliance LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Audit Alliance LLP, would have caused Audit Alliance LLP to make reference to the subject matter of the disagreements in connection with its reports, and there were no “reportable events” as described in Item 16F of Form 20-F. The Company provided Audit Alliance LLP with a copy of the foregoing disclosures, and Audit Alliance LLP furnished a letter addressed to the SEC stating that it agreed with such statements.

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

Governance

Our Company’s Board of Directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and the prevention, mitigation and remediation of material cybersecurity incidents and risks. Our Chief Executive Officer, as the management representative, reports to the Board of Directors on an annual basis with respect to the status and updates of any material cybersecurity risks our Company may face and on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

In fiscal year 2026, we did not experience any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers, customers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Item 3.D, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

1.1*	Articles of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)

1.2*	Memorandum of Association of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)

1.3*	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed with the SEC on November 6, 2023)

1.4*	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K furnished to the SEC on February 17, 2026)

2.1*	Specimen Class A Common Share Certificate (incorporated by reference to registration statement on Form F-1, no. 333-220547)

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

2.3*	Form of Underwriter Warrant (incorporated by reference to registration statement on Form F-1, no. 333-220547)

2.4*	Form of Incentive Securities Plan (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.1*	Employment Agreement with Mr. Silong Chen (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.2*	Employment Agreement with Mrs. Aihua Cao (incorporated by reference to Exhibit 4.19 of the company’s annual report on Form 20-F filed with SEC on October 12, 2023)

4.3*	Form of Subscription Agreement (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.4*	Form of Purchase Order Agreement with Petco (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.5*	Summary Translation of Form of Purchase Framework Agreement with Dongguan Silk Import and Export Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.6*	Summary Translation of Form of Purchase Framework Agreement with Dongguan Anyi Trading Co. (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.7*	Form of Purchase Order between Xiamen Xianglu Chemical Fiber Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.8*	Summary Translation of Agreement between Dongguan Jiasheng Enterprise Co., Ltd and Dongguan University of Technology (incorporated by reference to registration statement on Form F-1, no. 333-220547)

4.9*	Form of Securities Purchase Agreement dated January 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on December 7, 2021)

4.10*	Form of Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)

4.11*	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated January 15, 2021 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K filed with the SEC on January 15, 2021)

4.12*	Form of Securities Purchase Agreement dated July 15, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on July 15, 2021)

4.13*	Form of Placement Agent Warrant to Purchase Common Shares in connection with the Securities Purchase Agreement dated July 15, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)

4.14*	Form of Placement Agent Agreement dated July 15, 2021 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on July 19, 2021)

4.15*	Form of Securities Purchase Agreement dated June 1, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)

4.16*	Form of Placement Agent Agreement dated June 1, 2022 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on June 2, 2022)

4.17*	Form of Securities Purchase Agreement dated February 22, 2022, by and between the Company and the investors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on February 24, 2022)

4.18*	Form of Placement Agent Agreement dated February 22, 2022 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on February, 2022)

4.19*	Form of Share Purchase Agreement (Filed as exhibit 10.1 to our Report 6-K filed with the SEC on May 9, 2024.)

4.20*	Form of Share Purchase Agreement (Filed as exhibit 10.1 to our Report 6-K filed with the SEC on May 8, 2025).

4.21*	Form of Share Acquisition Agreement (incorporated by reference to Exhibit 2.1 of the Company’s Registration Statement on Form F-3/A filed with the SEC on August 4, 2025)

4.22*	Form of acquisition common warrant (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-3 filed with the SEC on July 30, 2025)

4.23*	Form of acquisition Pre-Funded warrant (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-3 filed with the SEC on July 30, 2025)

4.24*	Amendment to Employment Agreement, dated August 31, 2026, between Dogness (International) Corporation and Silong Chen (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on September 4, 2026)

4.25	Amendment No. 1 to Share Acquisition Agreement, dated August 6, 2026, between Dogness (International) Corporation and the DITC shareholder

4.26	Warrant Inducement and Exercise Letter Agreement, dated August 6, 2026

8.1*	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Dogness (International) Corporation (incorporated by reference to registration statement on Form F-1, no. 333-220547)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of the company’s annual report on Form 20-F filed with SEC on October 17, 2024)

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Assentsure PAC

23.2	Consent of Audit Alliance LLP

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of the company’s annual report on Form 20-F filed with SEC on October 17, 2024)

*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dogness (International) Corporation

Date: September 30, 2026	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Dogness (International) Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Dogness (International) Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2026, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for the year ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2026, and the consolidated results of its operations and its cash flows for the year ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with PCAOB standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Long-term Investments

Description of the Matter

The Company accounts for certain long-term investments without readily determinable fair values under the measurement alternative in accordance with ASC 321. The Company evaluates these investments for impairment when qualitative factors indicate that the investments may be impaired. During the year ended June 30, 2026, the Company identified impairment indicators relating to certain long-term investments and recognized impairment losses of approximately $14.0 million.

We identified the impairment of long-term investments as a critical audit matter because of the significant judgment and estimation uncertainty involved in evaluating impairment indicators and determining the fair value of the investments. Auditing management’s impairment assessment required significant auditor judgment in evaluating the relevant facts and circumstances, valuation assumptions, and supporting information used in determining the impairment losses.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	Obtaining an understanding of management’s process for identifying impairment indicators and evaluating long-term investments for impairment;
●	Evaluating management’s impairment assessment and the appropriateness of the accounting treatment under ASC 321;
●	Inspecting the underlying investment agreements and relevant subsequent amendments and evaluating changes in the investment arrangements and ownership interests;
●	Evaluating the investees’ financial condition and other relevant economic and operating factors considered by management in identifying impairment indicators;
●	Evaluating the significant assumptions and supporting information used by management in determining the fair value of the investments;
●	Testing the mathematical accuracy of the impairment calculations and evaluating the resulting impairment losses and carrying amounts; and
●	Evaluating the adequacy of the related impairment disclosures in the consolidated financial statements.

Impairment of Long-lived Assets

Description of the Matter

As disclosed in Notes 6 and 7 to financial statements, the Company identified impairment indicators relating to its property, plant and equipment and intangible assets, including continued operating losses, during the year ended June 30, 2026.

Management assessed the recoverability of the relevant asset group by comparing its carrying amount with the estimated undiscounted cash flows expected to result from its use and eventual disposition. The estimated undiscounted cash flows were lower than the carrying amount, indicating that the asset group was not recoverable. Management subsequently engaged an independent valuation firm to assist in determining the fair value of the relevant assets, primarily using the cost approach and benchmark land-price adjustment method, a valuation technique consistent with the market approach, and recognized an impairment loss of approximately $6.5 million.

We identified this matter as a critical audit matter because auditing management’s recoverability assessment and the subsequent measurement of the impairment loss involved especially challenging and subjective auditor judgment. Significant judgment was required to evaluate the assumptions underlying the undiscounted cash-flow forecasts and the valuation methodology and significant assumptions used to determine fair value, including replacement unit costs and estimated remaining useful lives.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	Obtaining an understanding of management’s process for identifying impairment indicators and assessing the recoverability of the relevant asset group;
●	Obtaining management’s undiscounted cash-flow forecasts and evaluating and challenging the significant assumptions underlying those forecasts, by examining supporting information and discussing the basis for those assumptions with management;
●	Evaluating the results of management’s recoverability assessment, including the comparison of estimated undiscounted cash flows with the carrying amount of the relevant asset group;
●	Following the conclusion that the asset group was not recoverable, evaluating the competence, capabilities and objectivity of the independent valuation firm engaged by management;
●	Evaluating the appropriateness of the valuation methodology and challenging the significant assumptions and inputs used by management’s valuation firm, including replacement unit costs and estimated remaining useful lives, through discussions with the valuer, examination of supporting information and corroboration with available market information, where applicable;
●	Testing the mathematical accuracy of the valuation calculations and the calculation of the resulting impairment loss; and
●	Evaluating the adequacy of the related disclosures in the consolidated financial statements.

/s/ Assentsure PAC
Singapore
September 30, 2026
PCAOB ID Number 6783

We have served as the Company’s auditor since 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Dogness (International) Corporation and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Dogness (International) Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of June 30, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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
PCAOB ID Number: 3487 Singapore
October 17, 2025

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

/s/ Audit Alliance LLP

Singapore

October 17, 2025

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

	As of	As of
	June 30, 2026	June 30, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,486,907	$12,831,485
Restricted cash	347,122	-
Accounts receivable - third-party, net	1,671,563	1,302,189
Accounts receivable - related party	-	12,135
Inventories, net	1,668,362	2,719,790
Due from a related party	135,434	108,387
Prepayments and other current assets	187,207	79,822
Total current assets	8,496,595	17,053,808

NON-CURRENT ASSETS
Property, plant and equipment, net	58,310,892	58,259,795
Intangible assets, net	579,891	1,748,755
Long-term investments, net	7,415,351	20,656,752
Operating lease right-of-use assets, net	12,930,868	13,166,788
Prepayments and other non-current assets	2,963,329	3,417,866
Deferred tax assets	3,425,131	2,542,822
Total non-current assets	85,625,462	99,792,778
TOTAL ASSETS	$94,122,057	$116,846,586

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$1,474,000	$698,000
Current portion of long-term bank loans	1,695,590	1,324,854
Accounts payable	1,883,518	1,593,590
Accounts payable - related party	11,834	22,663
Due to a related party	101,873	32,171
Contract liabilities	188,502	187,846
Taxes payable	108,284	566,682
Operating lease liabilities, current	673,432	197,130
Accrued expenses and other current liabilities	1,463,368	1,482,981
Total current liabilities	7,600,401	6,105,917

NON-CURRENT LIABILITIES
Long-term bank loans	453,055	2,035,353
Operating lease liabilities, non-current	11,044,333	10,952,491
Total non-current liabilities	11,497,388	12,987,844
TOTAL LIABILITIES	19,097,789	19,093,761

Commitments and Contingencies (Note 18)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 5,501,658 and 5,161,658 issued and outstanding as of June 30, 2026 and 2025, respectively	117,636,230	117,349,730
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of June 30, 2026 and 2025	18,138	18,138
Statutory reserve	291,443	291,443
Accumulated deficit	(38,122,117)	(10,492,946)
Accumulated other comprehensive loss	(4,799,471)	(9,413,583)
Equity attributable to owners of the Company	75,024,223	97,752,782
Non-controlling interest	45	43
Total equity	75,024,268	97,752,825

TOTAL LIABILITIES AND EQUITY	$94,122,057	$116,846,586

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts in USD)

	For the Years Ended June 30,
	2026	2025	2024
Revenue	$15,884,243	$20,707,707	$14,847,902
Cost of revenue	13,335,218	15,682,213	11,725,188
Gross Profit	2,549,025	5,025,494	3,122,714

Operating expenses:
Selling expenses	2,070,099	2,094,266	1,129,671
General and administrative expenses	6,525,340	8,383,445	7,838,024
Research and development expenses	956,862	1,115,108	610,439
Losses from disposal of property, plant and equipment	1,368,458	227,323	1,075,490
Impairment of property, plant and equipment	5,301,648	-	-
Impairment of intangible assets	1,169,991	-	-
Impairment of long-term investments	13,965,855	-	-
Total operating expenses	31,358,253	11,820,142	10,653,624

Loss from operations	(28,809,228)	(6,794,648)	(7,530,910)

Other income (expense):
Interest income (expense), net	102,039	80,503	(207,410)
Foreign exchange transaction (loss) gain	(358,043)	169,105	310,860
Other income, net	8,491	155,287	541,468
Rental income from related parties, net	241,636	211,430	337,743
Total other (loss) income	(5,877)	616,325	982,661

Loss before income taxes	(28,815,105)	(6,178,323)	(6,548,249)
Income taxes benefit	(1,185,934)	(1,077,086)	(491,600)
Net loss	(27,629,171)	(5,101,237)	(6,056,649)
Less: net loss attributable to non-controlling interest	-	-	(936)
Net loss attributable to Dogness (International) Corporation	(27,629,171)	(5,101,237)	(6,055,713)

Other comprehensive income (loss):
Foreign currency translation adjustments	4,614,114	1,097,735	(165,481)
Comprehensive loss	(23,015,057)	(4,003,502)	(6,222,130)
Less: comprehensive income (loss) attributable to non-controlling interest	2	1	(932)
Comprehensive loss attributable to Dogness (International) Corporation	$(23,015,059)	$(4,003,503)	$(6,221,198)

Loss per share
Basic and diluted	$(1.55)	$(0.38)	$(0.55)

Weighted average shares outstanding
Basic and diluted	17,809,261	13,408,261	10,919,386

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2026, 2025 AND 2024

(All amounts in USD)

	Common Stock				Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Reserves	Deficit)	Loss	Interest	Total
Balance at June 30, 2023	1,552,762	$85,716,578	9,069,000	$18,138	$291,443	$664,004	$(10,345,832)	$974	$76,345,305
Reverse split shares	(196)	(810)	-	-	-	-	-	-	(810)
Exercise of warrants	109,092	329,480	-	-	-	-	-	-	329,480
Options granted for services	-	313,940	-	-	-	-	-	-	313,940
Issuance shares for services	-	485,000	-	-	-	-	-	-	485,000
Warrants modification	-	239,308	-	-	-	-	-	-	239,308
Issuance of shares for private placement	2,000,000	4,920,800	-	-	-	-	-	-	4,920,800
Net loss for the year	-	-	-	-	-	(6,055,713)	-	(936)	(6,056,649)
Foreign currency translation adjustments	-	-	-	-	-	-	(165,485)	4	(165,481)
Balance at June 30, 2024	3,661,658	$92,004,296	9,069,000	$18,138	$291,443	$(5,391,709)	$(10,511,317)	$42	$76,410,893
Options granted for services	-	183,127	-	-	-	-	-	-	183,127
Issuance of shares for services	50,000	282,917	-	-	-	-	-	-	282,917
Issuance shares for long term investment	250,000	19,000,000	-	-	-	-	-	-	19,000,000
Issuance shares for private placement	1,200,000	5,879,390	-	-	-	-	-	-	5,879,390
Net loss for the year	-	-	-	-	-	(5,101,237)	-	-	(5,101,237)
Foreign currency translation adjustments	-	-	-	-	-	-	1,097,734	1	1,097,735
Balance at June 30, 2025	5,161,658	117,349,730	9,069,000	18,138	291,443	(10,492,946)	(9,413,583)	43	97,752,825
Share-based compensation	30,000	286,500	-	-	-	-	-	-	286,500
Issuance of shares for warrants exercised	310,000	-	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(27,629,171)	-	-	(27,629,171)
Foreign currency translation adjustments	-	-	-	-	-	-	4,614,112	2	4,614,114
Balance at June 30, 2026	5,501,658	$117,636,230	9,069,000	$18,138	$291,443	$(38,122,117)	$(4,799,471)	$45	$75,024,268

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

	For the Years Ended June 30,
	2026	2025	2024
Cash flows from operating activities:
Net loss	$(27,629,171)	$(5,101,237)	$(6,056,649)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of operating lease right-of-use assets	996,294	657,824	1,179,776
Depreciation and amortization	2,719,257	2,782,328	2,771,727
Losses from disposal of property, plant and equipment	1,368,458	227,323	1,075,490
Share-based compensation for services	286,500	466,044	1,114,857
Change in inventory reserve	900,549	681,884	-
Changes in allowance for credit losses	(41,786)	(258,432)	275,923
Impairment of long-term investments	13,965,855	-	-
Impairment of property, plant and equipment	5,301,648	-	-
Impairment of intangible assets	1,169,991	-	-
Deferred tax benefit	(723,657)	(640,476)	(597,241)
Warrants modification	-	-	239,308
Changes in operating assets and liabilities:
Accounts receivable - third parties	(236,715)	1,250,219	(1,060,171)
Accounts receivables - related parties	2,963	574,365	691,431
Inventories	254,066	(248,274)	(447,631)
Due from a related party	(20,364)	-	-
Prepayments and other assets	(56,951)	445,116	97,647
Advances to supplier - related party	-	51,278	189,395
Accounts payable	194,891	285,841	395,559
Accounts payable - related parties	(11,735)	22,501	-
Contract liabilities	(9,427)	(80,247)	144,236
Taxes payable	(475,432)	(451,994)	(5,936)
Accrued expenses and other liabilities	(99,415)	71,869	423,456
Operating lease liabilities	(106,890)	396,544	382,649
Net cash (used in) provided by operating activities	(2,251,071)	1,132,476	813,826

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,644,423)	(1,585,546)	(3,524,713)
Proceeds from disposition of property, plant and equipment	5,633	1,897,798	79,850
Net cash (used in) provided by investing activities	(5,638,790)	312,252	(3,444,863)

Cash flows from financing activities:
Net proceeds from private placement	-	5,879,390	4,920,800
Net proceeds from exercise of warrants	-	-	329,480
Reverse split shares	-	-	(810)
Proceeds from short-term bank loans	1,430,000	693,000	899,600
Repayment of short-term bank loans	(715,000)	(900,900)	(887,000)
Proceeds from long-term bank loan	-	-	2,629,600
Repayment of long-term bank loans	(1,357,540)	(768,532)	(3,102,838)
Proceeds from (repayment of) related party loans	65,878	(499,696)	425,007
Net cash (used in) provided by financing activities	(576,662)	4,403,262	5,213,839

Effect of exchange rate changes on cash, cash equivalents and restricted cash	469,067	27,061	(109,676)
Net (decrease) increase in cash, cash equivalents and restricted cash	(7,997,456)	5,875,051	2,473,126
Cash, cash equivalents and restricted cash, beginning of year	12,831,485	6,956,434	4,483,308
Cash, cash equivalents and restricted cash, end of year	$4,834,029	$12,831,485	$6,956,434

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$387	$-	$-
Cash paid for interest	$140,389	$200,150	$294,628

Non-cash investing activities and financing activities:
Liabilities (settled) incurred for purchase of property, plant and equipment	$-	$(62,287)	$7,301
Issuance shares and warrants for long term investment	$-	$19,000,000	$-

Reconciliation to amount on consolidated balance sheets:
Cash and cash equivalents	$4,486,907	$12,831,485	$6,956,434
Restricted cash	347,122	-	-
Total cash, cash equivalents and restricted cash	$4,834,029	$12,831,485	$6,956,434

The accompanying notes are an integral part of these consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products, and retractable leashes with products being sold all over the world mainly through distribution by large retailers. Mr. Silong Chen, the Chairman of the Board and Chief Executive Officer (“CEO”) of the Company is the controlling shareholder (the “Controlling Shareholder”) of the Company by virtue of his ownership of 9,069,000 Class B common shares, which carry ten votes per share and, in the aggregate have more than half of the voting power of all common shares.

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

Liquidity

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the years ended June 30, 2026, 2025 and 2024, the Company incurred net losses of $27,629,171, $5,101,237 and $6,056,649, respectively. Net cash used in operating activities was $2,251,071 for the year ended June 30, 2026. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management monitors and analyzes the Company’s cash on hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company has funded its working capital needs primarily from operations, bank loans, and equity financing and intends to continue doing so soon to ensure sufficient working capital. As of June 30, 2026, the Company had cash and cash equivalents of $4,486,907 and working capital of $896,194, respectively. As of June 30, 2026, the Company had short-term bank loans and current maturity of long-term loans of $1,474,000 and $1,695,590, respectively. In July 2026, the Company renewed a portion of its bank loans totaling $2,734,270 (RMB18,550,000), with two-year maturity, based on its good credit history.

Not with standing the foregoing, management is evaluating different sources of funding for our future operations. These sources may include, but are not limited to, funding from current or new investors, officers and directors, debt financing and optimization of costs. The principal shareholder of the Company has pledged to use his personal assets as collateral to support the Company in securing bank loans whenever necessary. We believe that our working capital will be sufficient to fund our operations over at least the next 12 months from the date of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that the cash requirements would exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling interests

As of June 30, 2026, non-controlling interests represent 48.8% non-controlling shareholders’ interests in Dogness Culture. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets and right-of-use assets (including lease liabilities), the recoverability of long-lived assets, valuation assumptions in performing asset impairment tests of long-lived assets, provision necessary for contingent liabilities, impairment of long-term investments and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is cash balance in designated bank accounts as security for lawsuit. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the security period. Upon maturity of the security period, the bank’s deposits are available for general use by the Company.

Accounts Receivable, net

Accounts receivable are presented net of allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective July 1, 2023. The Company establishes an allowance for credit loss based on management’s best estimates of specific losses on individual exposures, as well as an allowance on historical trends of collections. The allowance is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. Allowance for credit losses amounted to $19,998 and $93,450 as of June 30, 2026 and 2025, respectively.

Inventories, net

Inventories are stated at the lower of cost and net realizable value, with cost determined using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories for net realizable value adjustments at each reporting period (and whenever events or changes in circumstances indicate that cost may exceed net realizable value), and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayments and Other Current Assets

Prepayments and other assets primarily consist of security deposits, advances to suppliers for purchasing of raw materials that have not been received and prepaid service fee These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Buildings	10-50 years
Leasehold improvements	Lesser of useful life or lease term
Machinery and equipment	5-10 years
Automobiles	5 years
Office equipment and furniture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of loss and comprehensive loss in operating expenses.

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

Intangible assets are stated at cost less accumulated amortization. Customized software systems are amortized using the straight-line method over the estimated useful economic life of 10 years. Land use rights are amortized using the straight-line method over the estimated useful life of 50 years, which is determined in connection with the term of the land use rights.

Long-lived Assets Impairment

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset group to the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount exceeds the undiscounted cash flows, the asset group is deemed to be impaired and written down to its fair value. No impairment was recorded for the years ended June 30, 2025 and 2024. However, for the year ended June 30, 2026, the Company identified triggering events indicating that the carrying value of its property, plant and equipment and intangible assets may exceed their fair value. These indicators included the Company’s continued operating losses in recent years and a decline in forecasted cash flows for certain asset groups. With the assistance of an independent third-party valuation firm, the Company performed a quantitative assessment as of June 30, 2026, using cost approach (replacement cost method) and benchmark land-price adjustment method, a valuation technique consistent with the market approach. The fair value measurement is classified within Level 3 of the fair value hierarchy based on unobservable inputs. The Company believes the estimates are based on reasonable assumptions, but which are inherently uncertain. Based on this analysis, the Company determined that the carrying values of certain property, plant and equipment and intangible assets were no longer recoverable. As a result, an aggregate impairment charge of $6,471,639 was recorded on these property, plant and equipment and intangible assets for the year ended June 30, 2026.

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

The Company records equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments. At each reporting period, the Company makes a qualitative assessment of whether the investment is impaired, considering factors such as adverse performance of the investee, adverse industry or economic developments, and the investee’s financial condition and near-term prospects. If the qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with ASC 820 and recognizes an impairment loss equal to the difference between the carrying value and fair value, if any.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, other current assets, accounts payable, contract liabilities, taxes payable, accrued expenses and other current liabilities, current portion of lease liabilities, and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

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

Rental Income

Rental revenue is recognized as earned in accordance with the terms of the respective lease agreement on a straight-line basis. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees, and other fees are recognized as income when earned. Management reviews the tenant’s payment history and financial condition periodically in determining, in its judgment, whether any accrued rental income and unbilled rent receivable balances applicable to each specific property are collectable.

Revenue Recognition

The Company follows ASC 606 Revenue from Contract with Customers (“ASC606”) in revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

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

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occurs with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2026, 2025 and 2024, the Company did not provide any sales incentives to its customers.

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

The Company also generates revenue by providing ribbon dyeing service to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of June 30, 2026 and 2025, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2026, 2025 and 2024 are disclosed in Note 16.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income tax assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2026, the years from fiscal 2023 to fiscal 2025 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, tax years within the applicable statutory reassessment period remained open for examination by the Hong Kong Inland Revenue Department. For the Company’s U.S. subsidiary, tax years within the applicable IRS assessment period remained open for examination by the IRS.

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

Since a significant amount of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Loss Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Class A common shares and Class B common shares have the same rights in dividends. Therefore, basic and diluted loss per share is the same for both classes of common shares. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Share-Based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC 718. For employee awards, the Company measures the award based on the fair value on the grant date and recognizes expense over the requisite service period, which is generally the vesting period, using the straight-line method. Nonemployee stock awards are also accounted for under ASC 718, with cost attributed in a manner consistent with the guidance for nonemployee awards.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia, and Dogness Culture are determined using RMB, the local currency, as the functional currency, while Dogness Overseas and Dogness Group use U.S. Dollar as their functional currency.

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

The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statements of loss and comprehensive loss.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	June 30, 2026	June 30, 2025	June 30, 2024
Year-end spot rate	$1=RMB6.7851	$1=RMB7.1636	$1=RMB7.2672
Average rate	$1=RMB6.9940	$1=RMB7.2143	$1=RMB7.2248

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

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

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comparative figures

During the financial year, the Company modified the classification of certain line items in the prior year’s financial statements to better reflect the nature of the transactions and to be consistent with the current year’s presentation.

The effect of the reclassification is as follows:

	As of June 30, 2025
	As Previously Reported	Reclassification	As Represented
Consolidated Balance Sheets
Prepayments and other current assets	$3,497,688	$(3,417,866)	$79,822
Total current assets	$20,471,674	$(3,417,866)	$17,053,808
Prepayments and other non-current assets	$-	$3,417,866	$3,417,866
Total non-current assets	$96,374,912	$3,417,866	$99,792,778

	For the Year Ended June 30, 2025
	As Previously Reported	Reclassification	As Represented
Consolidated Statements of Loss and Comprehensive Loss
Selling expenses	$1,311,176	$783,090	$2,094,266
General and administrative expenses	$9,166,535	$(783,090)	$8,383,445

	For the Year Ended June 30, 2025
	As Previously Reported	Reclassification	As Represented
Consolidated Statements of Cash Flows
Prepayments and other current assets	$(120,272)	$565,388	$445,116
Net cash provided by operating activities	$567,088	$565,388	$1,132,476
Purchase of property, plant and equipment	$(1,020,158)	$(565,388)	$(1,585,546)
Net cash provided by investing activities	$877,640	$(565,388)	$312,252

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 for its annual period July 1, 2025, on a retrospective basis.

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

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Group’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities to establish authoritative guidance on the accounting for government grants received by business entities. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and for interim periods within those annual periods, and early adoption is permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement. ASU 2025-11 is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated financial statements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Accounts receivable - third-party	$1,691,561	$1,395,639
Less: allowance for credit losses	(19,998)	(93,450)
Total accounts receivable - third-party customers, net	1,671,563	1,302,189
Add: accounts receivable - related party	-	12,135
Total accounts receivable, net	$1,671,563	$1,314,324

Approximately $1.4 million (RMB9.4 million), or 81.6%, of the accounts receivable balance as of June 30, 2026 from third-party customers has been collected as of the filing date of this annual report.

The Company sold certain intelligent pet products to a related party, Dogness Network Technology Co., Ltd (“Dogness Network”). As of June 30, 2025, the outstanding accounts receivable from Dogness Network amounted to $12,135 (RMB86,924). For the year ended June 30, 2026, the Company collected $3,055 (RMB20,723) and the remaining receivable of $9,758 (RMB66,201) was fully impaired and written off as of June 30, 2026, due to reregistration of Dogness Network.

Allowance for credit losses movement is as follows:

	As of	As of
	June 30, 2026	June 30, 2025
Beginning balance	$93,450	$348,678
Reversal of allowance for credit loss	(41,786)	(258,432)
Write off	(34,538)	-
Foreign currency translation adjustments	2,872	3,204
Ending balance	$19,998	$93,450

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Raw materials	$43,837	$65,099
Work in process	633,329	1,247,634
Finished goods	1,835,648	2,475,971
	2,512,814	3,788,704
Less: inventory allowance	(844,452)	(1,068,914)
Inventory, net	$1,668,362	$2,719,790

Inventory includes raw materials, work in process and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead. For the years ended June 30, 2026, 2025 and 2024, the Company recorded inventory reserve of $900,549, $681,884 and $nil, respectively, due to inventory obsolescence.

Inventory allowance movement is as follows:

	As of	As of
	June 30, 2026	June 30, 2025
Beginning balance	$1,068,914	$381,470
Provision	900,549	681,884
Write-off	(1,165,785)	-
Foreign currency translation adjustments	40,774	5,560
Ending balance	$844,452	$1,068,914

NOTE 5 – PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Security deposits*	$3,015,377	$2,855,811
Others	135,159	641,877
Prepayments and other assets	3,150,536	3,497,688
Less: prepayments and other current assets	(187,207)	(79,822)
Prepayments and other non-current assets	$2,963,329	$3,417,866

*	The Company paid security deposits primarily to secure its obligations under various operating lease agreements.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Buildings	$25,457,407	$24,110,272
Machinery and equipment	6,787,369	8,412,387
Office equipment and furniture	806,251	845,329
Automobiles	584,675	554,182
Leasehold improvements	40,362,205	39,557,272
Construction-in-progress (“CIP”)	6,406,144	-
Total	80,404,051	73,479,442
Less: Accumulated depreciation	(16,465,225)	(15,000,785)
Impairment of property, plant and equipment	(5,627,934)	(218,862)
Property, plant and equipment, net	$58,310,892	$58,259,795

During the years ended June 30, 2026, 2025 and 2024, the Company recorded loss of $1,368,458, $227,323 and $1,075,490 from disposal of property, plant and equipment. No impairment was recorded for the years ended June 30, 2025 and 2024. During the annual impairment test performed in the fourth quarter of fiscal 2026, the Company identified several triggering events indicating that the carrying value of its property, plant and equipment may exceed their fair value. These indicators included continued operating losses in recent years and a decline in forecasted cash flows for certain asset groups. With the assistance of an independent third-party valuation firm, the Company performed a quantitative assessment as of June 30, 2026, using a cost approach (replacement cost method). This method is based on the replacement cost of comparable assets at the time of the valuation adjusted for depreciation and economic and functional obsolescence of the asset. The fair value measurement is classified within Level 3 of the fair value hierarchy based on unobservable inputs. The Company believes the estimates are based on reasonable assumptions, but which are inherently uncertain. Based on this analysis, the Company determined an aggregate impairment charge of $5,301,648 on these assets for the year ended June 30, 2026.

Depreciation expenses were $2,660,481, $2,724,759 and $2,711,240 for the years ended June 30, 2026, 2025 and 2024, respectively. In connection with the approximately $3.6 million bank loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its property, plant and equipment of approximately $3.3 million as collateral to secure the loans (see Note 10).

The Company’s subsidiary Dongguan Dogness had a leasehold improvement comprising (i) executive accommodation facilities and (ii) research and development center infrastructure. The total budget is approximately $6.7 million (RMB45.6 million). As of June 30, 2026, the Company has made total payments of approximately $6.4 million (RMB43.5 million) in connection with this project, which resulted in future minimum capital expenditure payments of approximately $0.3 million (RMB2.1 million), the Company plans to pay remaining payments in twelve months after June 30, 2026.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Software	$221,494	$209,773
Land use right	2,238,435	2,119,983
Total	2,459,929	2,329,756
Less: accumulated amortization	(674,048)	(581,001)
Impairment of intangible assets	(1,205,990)	-
Intangible assets, net	$579,891	$1,748,755

During the annual impairment test performed in the fourth quarter of 2026, the Company identified several triggering events indicating that the carrying value of its land use right in Meiia may exceed their fair value. These indicators included continued operating losses in recent years and a decline in forecasted cash flows for certain asset groups. The Company estimated the fair value of Meijia’s land use rights as of June 30, 2026, with the assistance of a third-party independent valuation firm, using the benchmark land-price adjustment method, a valuation technique consistent with the market approach. Under this method, published benchmark prices for industrial land in the relevant locality are adjusted for the remaining land-use term and the regional and site-specific characteristics of the subject land. The fair value measurement is classified within Level 3 of the fair value hierarchy because significant adjustments to the benchmark land price are based on unobservable inputs. This method is based on the replacement cost of comparable assets at the time of the valuation adjusted for depreciation and economic and functional obsolescence of the asset. The Company believes the estimates are based on reasonable assumptions, but which are inherently uncertain. Based on this analysis, the Company determined an aggregate impairment charge of $1,169,991 on these assets for the year ended June 30, 2026.

Amortization expenses were $58,776, $57,569, and $60,487, for the years ended June 30, 2026, 2025 and 2024, respectively. In connection with the $3.6 million loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its land use right with net book value of $0.6 million as the collateral to secure the loans (see Note 10).

Estimated future amortization expense is as follows:

Twelve months ending June 30,	Amortization expense
2027	$40,708
2028	27,963
2029	20,937
2030	20,937
2031	20,937
Thereafter	448,409
Total	$579,891

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 8 – LONG-TERM INVESTMENTS, NET

Equity investment using the measurement alternative
Balance as of June 30, 2023	$1,516,900
Foreign currency translation adjustments	(3,300)
Balance as of June 30, 2024	1,513,600
Additions	19,000,000
Foreign currency translation adjustments	143,152
Balance as of June 30, 2025	20,656,752
Impairment	(13,965,855)
Foreign currency translation adjustments	724,454
Balance as of June 30, 2026	$7,415,351

Equity investments using the measurement alternative include the following items:

(1)	In November 2018, the Company entered into an equity investment agreement to invest $1,179,200 (RMB8.0 million) into Dogness Network for 10% of the ownership interest in Dogness Network, in which the Company does not have significant influence and accounted for such investment using measurement alternative. As Dogness Network was deregistered on April 20, 2026, the Company recorded a full impairment loss of $1,144,000 (RMB8.0 million) for the year ended June 30, 2026.

(2)	In November 2018, the Company entered into an equity investment agreement to invest $442,200 (RMB3.0 million) into Linsun Smart Technology Co., Ltd (“Linsun”) for 13% of the ownership interest in Linsun, in which the Company does not have significant influence and accounted for such investment using measurement alternative. As of June 30, 2026, the Company believes there is no material market environment change or any other factor indicating the fair value of this investment was less than carrying value.

(3)

On May 17, 2025, the Company entered into an equity investment agreement to acquire a 19.5% equity interest in an unrelated private entity - Dogness Intelligent Technology Co., Ltd. (“DITC”) from its original owners for consideration consisting of (a) issuance of the Company’s 250,000 Class A common shares, (b) issuance of 1,550,000 pre-funded warrants to purchase the Company’s Class A common shares and (c) issuance of up to 2,000,000 maximum eligibility warrants to purchase the Company’s Class A common shares. The fair value of such consideration was determined at $19,000,000 assessed by an independent valuation firm. In DITC, the Company does not have significant influence and accounted for such investment using measurement alternative.

During the year ended June 30, 2026, the Company and the original owners of DITC renegotiated certain terms of the original equity investment transaction in light of a significant decline in the Company’s share price and other circumstances arising subsequent to the original transaction. Pursuant to an amendment agreement subsequently entered into by the parties on August 6, 2026 (the “Amendment”), the Company’s equity interest in DITC was reduced from 19.5% to 6.735%. The Company determined the decline in fair value of its equity investment in DITC is other-than-temporary and therefore estimated and recorded an impairment loss of $12,821,855 for the year ended June 30, 2026.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 9 – LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Operating lease expenses were $1,428,152, $1,063,120 and $1,769,250 for the years ended June 30, 2026, 2025 and 2024, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	June 30, 2026	June 30, 2025
Operating lease right-of-use assets, net	$12,930,868	$13,166,788

Operating lease liabilities - current	$673,432	$197,130
Operating lease liabilities - non-current	11,044,333	10,952,491
Total operating lease liabilities	$11,717,765	$11,149,621

The weighted average remaining lease terms and average discount rate were 11.51 years and 5.79% as of June 30, 2026.

The following is a schedule of maturities of lease liabilities:

Twelve months ending June 30,
2027	$1,310,523
2028	1,108,810
2029	1,190,756
2030	1,274,951
2031	1,274,951
Thereafter	10,091,358
Total future minimum lease payments	16,251,349
Less: imputed interest	(4,533,584)
Total	$11,717,765

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 10 – BANK LOANS

Bank loans consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Dongguan Rural Commercial Bank (1)	$3,622,645	$4,058,207
Total	3,622,645	4,058,207
Less: short-term loans	(1,474,000)	(698,000)
Less: current portion of long-term loans	(1,695,590)	(1,324,854)
Long-term loans	$453,055	$2,035,353

(1)	On July 17, 2020, the Company entered into multiple loan facility agreements with Dongguan Rural Commercial Bank for an aggregate of $7.3 million (RMB50 million) to support the working capital needs and the Company’s CIP projects. The loans have tenure varying between one and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus difference basis points. The Company pledged the land use right of approximately $0.6 million and buildings of approximately $3.3 million from Meijia as collateral to secure total loans facility of $4.4 million (RMB30 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans facility of $2.9 million (RMB20 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of June 30, 2026, the outstanding balance was $3,622,645. The Company repaid $2,841,518 (RMB19,277,596) subsequent to the year end.

Interest expenses for the above-mentioned loans amounted to $140,389, $200,150 and $294,628 for the years ended June 30, 2026, 2025 and 2024, respectively.

The repayment schedule for the Company’s bank loans is as follows:

Twelve months ending June 30,	Repayment
2027	$3,169,590
2028	451,918
2029	1,137
Total	$3,622,645

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Payroll payables	$328,581	$369,880
Other payables	526,218	498,372
Professional fees and others	608,569	614,729
Accrued expenses and other current liabilities	$1,463,368	$1,482,981

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

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In October 2015, Dongguan Jiasheng, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% from 2015 to 2026.

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate the local economy. The corporate income taxes for the years ended June 30, 2026, 2025 and 2024 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $284,509, $253,052 and $297,975 for the years ended June 30, 2026, 2025 and 2024, respectively. The benefit of the tax holidays on net loss per share (basic and diluted) was $0.02, $0.02 and $0.03 for the years ended June 30, 2026, 2025 and 2024, respectively. As of June 30, 2026, all of the Company’s tax returns of its PRC subsidiaries, Hong Kong subsidiaries and U.S. subsidiary remain open for statutory examination by relevant tax authorities.

The loss before income taxes consists of the following:

	For the Years Ended June 30,
	2026	2025	2024
Non-PRC	$(769,223)	$(884,774)	$(1,636,657)
PRC	(28,045,882)	(5,293,549)	(4,911,592)
Loss before income taxes	$(28,815,105)	$(6,178,323)	$(6,548,249)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years Ended June 30,
	2026	2025	2024
Statutory PRC income tax rate	25.0%	25.0%	25.0%
Effect of rate differential for Hong Kong and other outside PRC entities	(1.3)%	(3.0)%	(4.0)%
Effect of PRC preferential tax rate	(1.0)%	(4.1)%	(4.6)%
Change in valuation allowance	(9.0)%	(9.0)%	(8.6)%
Income tax payable reversed	1.6%	7.1%	(0.1)%
Permanent difference	(11.3)%	1.4%	(0.2)%
True up prior years’ tax	0.1%	-%	-%
Effective tax rate	4.1%	17.4%	7.5%

The provision for income tax consists of the following:

	For the Years Ended June 30,
	2026	2025	2024
Current income tax expense (benefit)
PRC	$(462,277)	$(436,610)	$105,641
Deferred income tax benefit
Non-PRC	-	-	(121,954)
PRC	(723,657)	(640,476)	(475,287)
Total income tax benefit	$(1,185,934)	$(1,077,086)	$(491,600)

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 12 – TAXES (continued)

The Company’s deferred tax assets consist of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Deferred tax assets:
Net operating losses	$7,337,022	$5,523,037
Assets impairment reserve	2,031,536	611,486
Operating lease right-of-use lease assets net of lease liabilities	(38,834)	-
Others	(358,296)	(236,938)
Valuation allowance	(5,546,297)	(3,354,763)
Deferred tax assets, net	$3,425,131	$2,542,822

As of June 30, 2026 and 2025, the Company had total net operating loss carryforwards of $37.2 million and $29.4 million, respectively. These net operating losses may be utilized to offset future taxable income, subject to the relevant tax laws, utilization limitations, and expiration rules in the respective jurisdictions.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Under the applicable accounting standards, the Company has considered the Company’s history of losses and the uncertainty regarding future profitability and concluded that it is more likely than not that the Company will not generate future taxable income to utilize the deferred tax assets. A full valuation allowance has been maintained against the deferred tax assets of these entities.

As of June 30, 2026, net operating loss carryforward will expire, if unused, in the following amounts:

	Amount	Expiration Years
Mainland China	$30,956,432	2026 - 2036
Hong Kong	4,201,429	Indefinite
United States	2,061,654	2036-Indefinite
Total	$37,219,515

(b) Taxes Payable

The Company’s taxes payable consist of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Corporate income tax payable	$107,599	$553,569
Other tax payable	685	13,113
Total taxes payable	$108,284	$566,682

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitations on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2026. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 13 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follows:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee - 13% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Former equity investee - 10% of the ownership (deregistered on April 20, 2026)
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen (Junqiang Chen ceased to be the legal representative on December 31, 2023, and Dogness Technology ceased to be a related party as of such time)

(1) Due from a related party

Amount due from a related party consists primarily of rental receivables from the following:

	As of	As of
	June 30, 2026	June 30, 2025
Linsun	$135,434	$108,387

(2) Due to a related party

Amount due to a related party consists of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Mr. Silong Chen	$101,873	$32,171

Mr. Silong Chen periodically provides working capital advances to support the Company’s operations as needed. These advances are non-interest bearing and repayable on demand.

(3) Loan guarantee provided by related parties

In connection with the Company’s bank loans, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide a guarantee for the Company’s bank loans. (see Note 10).

(4) Revenue from related parties

Revenue from related parties consisted of the following:

	For the Years Ended June 30,
	2026	2025	2024
Dogness Network	$-	$-	$52,830
Dogness Technology	-	-	48,625
Total	$-	$-	$101,455

Cost of revenue associated with the sales to these related parties amounted to $nil, $nil and $82,955 for the years ended June 30, 2026, 2025 and 2024, respectively.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

(5) Accounts receivable - related party

Accounts receivable - related party consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Dogness Network	$-	$12,135

As of June 30, 2025, the outstanding accounts receivable from Dogness Network amounted to $12,135 (RMB86,924). For the year ended June 30, 2026, the Company collected $3,055 (RMB20,723) and the remaining receivable of $9,758 (RMB66,201) was fully impaired and written off as of June 30, 2026, due to reregistration of Dogness Network.

(6) Account payable - related party

Account payable - related party consisted of the following:

	As of	As of
	June 30, 2026	June 30, 2025
Linsun	$11,834	$22,663

(7) Purchase from related party

During the years ended June 30, 2026, 2025 and 2024, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $113,117, $253,310 and $288,791 for the years ended June 30, 2026, 2025 and 2024, respectively.

(8) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the years ended June 30, 2026, 2025 and 2024, the Company recorded rental income of $576,506, $524,123 and $477,121 as other income through leasing the manufacturing facilities to Linsun, respectively.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to approximately $1,700. For the year ended June 30, 2024, the Company recorded rental income of $1,660 from leasing the manufacturing facilities to Dogness Technology, of which $830 was recorded in rental income from related parties. Dogness Technology ceased to be a related party after December 31, 2023.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 14 – EQUITY

Common Shares

Dogness was established under the laws of BVI on July 11, 2016. On October 22, 2022, Shareholders of the Company held a meeting and approved (i) a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of $0.002 each being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of $0.002 each, being 90,931,000 Class A shares and 19,069,000 Class B shares; (ii) Class A common shares receive one vote each and Class B common shares receive ten votes each.

On November 6, 2023, the Company announced (i) a share consolidation of the Company’s issued and outstanding Class A common shares at the ratio of one-for-twenty and (ii) an amendment of the Company’s Memorandum and Articles of Association to change its authorized shares from 90,931,000 Class A Shares with $0.002 par value per share and 19,069,000 Class B common shares with $0.002 par value per share to an unlimited number of authorized Class A common shares and Class B common shares, each without par value. On November 15, 2023, the Company paid cash to certain minor shareholders and canceled 196 shares due to share consolidation reconciliation. All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

As of June 30, 2026, the Company had an aggregate of 14,570,658 common shares outstanding, consisting of 5,501,658 Class A and 9,069,000 Class B common shares, respectively. As of June 30, 2025, the Company had an aggregate of 14,230,658 common shares outstanding, consisting of 5,161,658 Class A and 9,069,000 Class B common shares; respectively.

Private Placements

May 2024 equity financing

On May 9, 2024, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to issue and sell to the purchasers an aggregate of 2,000,000 Class A common shares without par value, at a price of $2.50 per share for aggregate gross proceeds of $5.0 million. The Transaction was closed on May 16, 2024. After payment of expenses, net proceeds from the transaction were approximately $4.9 million.

May 2025 equity financing

On May 6, 2025, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company agreed to issue and sell to the purchasers an aggregate of 1,200,000 Class A common shares without par value, at a price of $5.0 per share for aggregate gross proceeds of $6.0 million (the “May 2025 Private Placement”). The Transaction was closed on May 8, 2025. After payment of expenses, net proceeds from the transaction were approximately $5.9 million.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 14 – EQUITY (continued)

Common Shares Issued for Service

On January 26, 2023, the Board adopted resolutions to grant total 75,000 Class A common shares to Mr. Silong Chen, the Chief Executive Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 25,000 Class A common shares to Mr. Silong Chen as the first tranche of the salary shares and further issued 50,000 Class A common shares on March 7, 2025. These shares were measured at $1,455,000 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period.

On June 16, 2025, the Company signed a consulting agreement with a consultant for strategic business and marketing consulting services for a period from July 2, 2025 to December 16, 2025 (the “Service period”). Pursuant to the agreement, the Company shall pay 30,000 Class A common shares to the consultant. The related share-based compensation expense would be recognized over the Service period. These shares were measured at $286,500 which was based on the value of the Company’s Class A common shares at the service commence date and amortized over the service period.

The Company recorded share-based compensation expense of $286,500, $282,917 and $800,917 for the years ended June 30, 2026, 2025 and 2024, respectively, in relation to common shares issued for service.

Common Shares Issued for Long-term Investments in Equity Investees

On May 17, 2025, in connection with acquisition of 19.5% equity interest in DITC (Note 8), the Company issued 250,000 Class A common shares as part of the investment consideration. The fair value of the shares issued was determined at $1,250,000 assessed based on the fair value of the Company’s shares in the May 2025 Private Placement.

Warrants

In July 2021, the Company issued warrants in connection with an equity financing to purchase 8,713 common shares to the placement agent exercisable at $36.4 per share with expiration date on July 15, 2024. All warrants expired on July 15, 2024.

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

In connection with acquisition of 19.5% equity interest in DITC (Note 8), on May 17, 2025, the Company issued to the original shareholder 1,550,000 pre-funded warrants to purchase Class A common shares and 2,000,000 maximum eligibility warrants to purchase Class A common shares for an exercise price of $0.00001 with expiration date on May 16, 2030. The fair value of these warrants was determined at $17,750,000 based on the fair value of the Company’s shares in the May 2025 Private Placement. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. On October 24, 2025 and April 21, 2026, 250,000 and 60,000 warrants were exercised on a cashless basis, and the Company issued 250,000 and 60,000 Class A common shares to each holder of the warrants. 3,050,000 warrants were subsequently exercised with cash proceeds of $30.5 on August 6, 2026.

As of June 30, 2026, 3,240,000 warrants as mentioned above were outstanding, with weighted average exercise price of $0.00001 and weighted average remaining life of 3.88 years.

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

The Company recorded share-based compensation expense of $nil, $183,127 and $313,940 for the years ended June 30, 2026, 2025 and 2024, respectively, in relation to stock options granted.

The following table summarizes the Company’s share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding June 30, 2023	93,500	$20.0	5.03
Exercisable, June 30, 2023	25,000	$20.0	5.03
Granted	-	-	-
Canceled	(18,500)	-	-
Exercised	-	-	-
Outstanding June 30, 2024	75,000	$20.0	3.58
Exercisable, June 30, 2024	50,000	$20.0	3.58
Granted	-	-	-
Canceled	-	-	-
Exercised	-	-	-
Outstanding June 30, 2025	75,000	20.0	2.58
Exercisable, June 30, 2025	75,000	20.0	2.58
Granted	-	-	-
Canceled	-	-	-
Exercised	-	-	-
Outstanding June 30, 2026	75,000	20.0	1.58
Exercisable, June 30, 2026	75,000	20.0	1.58

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company did not allocate statutory reserves during the years ended June 30, 2026, 2025 and 2024 in accordance with PRC regulations. The restricted amounts as determined by the PRC statutory laws totaled $291,443 as of June 30, 2026 and 2025.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 15 – LOSS PER SHARE

For the years ended June 30, 2026, 2025 and 2024, potential shares of common stock from the unexercised warrants and unexercised options are excluded from diluted net loss per share as such amounts are anti-dilutive. Such excluded shares totaled 75,000, 75,000 and 108,713 for fiscal 2026, 2025 and 2024, respectively.

The following table presents a reconciliation of basic and diluted net loss per share:

	For the Years Ended June 30,
	2026	2025	2024
Net loss attributable to the Company	$(27,629,171)	$(5,101,237)	$(6,055,713)
Weighted average number of common shares outstanding - Basic	17,809,261	13,408,261	10,919,386
Dilutive securities - unexercised warrants and options	-	-	-
Weighted average number of common shares outstanding – diluted	17,809,261	13,408,261	10,919,386
Loss per share – Basic and diluted	$(1.55)	$(0.38)	$(0.55)

NOTE 16 – SEGMENT REPORTING

The Company uses the “management approach” in determining its operating segments. The management approach considers the internal organization and reporting used by the Group’s Chief Operating Decision Maker (“CODM”) for making strategic decisions, assessing performance, and allocating resources. The Company’s CODM has been identified as the Chief Executive Officer of the Group. The Company determined it operates as one consolidated segment and therefore has one reportable segment. The Company designs, processes and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products. The Company also provides dyeing services to external customers. The dyeing service is to utilize the existing production capacity and the pet grooming service is immaterial. Therefore, the Company concludes that essentially the Company’s products and services have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution, hence the Company has only one reporting segment.

Revenue by product and service category

The summary of total revenue by products and services categories consisted of the following:

	For the Years Ended June 30,
Product and services category	2026	2025	2024
Product
Traditional pet products	$9,655,071	$8,647,605	$9,020,839
Intelligent pet products	4,058,888	6,298,625	4,384,631
Climbing hooks and others	2,170,284	5,761,477	1,355,016
Total revenue from products	15,884,243	20,707,707	14,760,486

Service
Dyeing services	-	-	87,416
Total revenue from services	-	-	87,416
Total	$15,884,243	$20,707,707	$14,847,902

Revenue by geographic location

Geographic information about the revenue, which is classified based on customers, is set out as follows:

	For the Years Ended June 30,
Geographic location	2026	2025	2024
Sales to international markets	$10,871,457	$13,621,337	$10,063,227
Sales to China domestic markets	5,012,786	7,086,370	4,784,675
Total	$15,884,243	$20,707,707	$14,847,902

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

As of June 30, 2026 and 2025, $388,042 and $56,764 of the Company’s cash, cash equivalents and restricted cash were on deposit at financial institutions in mainland China, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of June 30, 2026 and 2025, $4,424,285 and $12,750,224 of the Company’s cash, cash equivalents and restricted cash were on deposit at financial institutions in Hong Kong, where there is a HK$800,000 deposit protection limit per depositor per bank. As of June 30, 2026 and 2025, $12,201 and $18,899 of the Company’s cash, cash equivalents and restricted cash were on deposit at financial institutions in the United States, where the FDIC provides deposit insurance coverage of up to $250,000 per depositor, per insured bank, for each account ownership category.

As of June 30, 2026, four customers aggregately accounted for 69.9% of the Company’s total accounts receivable, with four third-party customers accounting for 22.3%, 19.2%, 15.4%, and 13.0% of the Company’s total accounts receivable, respectively. As of June 30, 2025, three customers aggregately accounted for 57.2% of the Company’s total accounts receivable, with three third-party customers accounting for 27.5%, 14.9%, and 14.8% of the Company’s total accounts receivable, respectively.

As of June 30, 2026, two third-party suppliers accounted for 44.9% and 16.6% of the Company’s total accounts payable. As of June 30, 2025, three third-party suppliers accounted for 20.4%, 14.7% and 13.7% of the Company’s total account payable.

For the years ended June 30, 2026, 2025 and 2024, sales to the customers outside of China accounted for 68.4%, 65.8% and 67.8% of the Company’s total revenue, respectively. For the year ended June 30, 2026, two customers accounted for 26.3% and 19.5% of the Company’s total revenue, respectively. For the year ended June 30, 2025, four customers accounted for 27.5%, 14.2%, 13.6% and 7.6% of the Company’s total revenue, respectively. For the year ended June 30, 2024, four customers accounted for 20.8%, 17.2%, 5.1% and 5.0% of the Company’s total revenue, respectively.

For the year ended June 30, 2026, a third-party supplier accounted for 65.9% of the Company’s total raw materials purchases. For the year ended June 30, 2025, a third-party supplier accounted for 45.4% of the Company’s total raw materials purchases. For the year ended June 30, 2024, a third-party supplier accounted for 56.1% of the Company’s total raw materials purchases.

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. $347,122 (RMB2,354,964) was frozen in a bank due to the pending lawsuits, which amount was included in restricted cash as of June 30, 2026.

Capital Investment Obligation

Zhangzhou Meijia Metal Product Co., Ltd

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB60.0 million ($8.8 million). As of June 30, 2025, RMB54.3 million ($8.0 million) capital contribution has been made. During the year ended June 30, 2026, the Company made additional capital contribution of RMB5,427,100 ($0.8 million) in Meijia.

Subsequent to June 30, 2026, the Company made the remaining additional capital contribution of RMB314,400 ($0.05 million) to Meijia in full.

Capital Expenditure Commitment

Our capital expenditures are incurred primarily in connection with the Company building new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall in prior years. The future minimum capital expenditure commitment on these projects was $320,396 as of June 30, 2026 (see Note 6).

NOTE 19 – SUBSEQUENT EVENTS

On August 6, 2026, the Company entered into an amendment agreement with the original owners of DITC, pursuant to which the Company’s equity interest in DITC was reduced from 19.5% to 6.735%.

The Company evaluated all events and transactions that occurred after June 30, 2026 up through the date the Company issued these consolidated financial statements and concluded that other than the events disclosed above or elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

